Form 20-F
period 2017-12-31
Therapix Biosciences Ltd.
filed 2018-04-30
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File No.:  001-38041

THERAPIX BIOSCIENCES LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	4 Ariel Sharon Street HaShahar Tower, 16th Floor Givatayim 5320047, Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Ascher Shmulewitz, M.D, Ph.D.

Chairman of the Board and Interim Chief Executive Officer

Tel: +972-3-6167055

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

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

139,885,524 Ordinary Shares, par value NIS 0.1 per share as of December 31, 2017

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

Yes ☒        No ☐

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

Yes ☐        No ☒

i

INTRODUCTION

We are a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, we have initiated two internal drug development programs based on repurposing a U.S. Food and Drug Administration, or FDA, approved synthetic cannabinoid (dronabinol): Joint Pharma developing THX-110 targeted to the treatment of Tourette Syndrome, or TS, and BrainBright Pharma developing THX-130 targeted to the high value and under-served market of mild cognitive impairments, or MCIs.

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

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.1 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless otherwise indicated, U.S. dollar presentation currency of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2017 are translated using the rate of NIS 3.467 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2017, U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31,2016 are translated using the rate of NIS 3.845 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2016, and U.S. dollar convenience translations of NIS amounts presented in this annual report on Form 20-F for the year ended on December 31, 2015 are translated using the rate of NIS 3.902 to $1.00, the exchange rate reported by the Bank of Israel on December 31, 2015.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. We derived the selected data under the caption “Consolidated Statements of Profit or Loss” for the years ended December 31, 2017, 2016 and 2015 and the selected data under the caption “Consolidated Statements of Financial Position” as of December 31, 2017, 2016 and 2015 from the audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. All figures presented are in USD. On December 31, 2017, the Company changed the financial statements presentation currency from NIS and convenient translation to USD to presentation currency of USD. As a result, the December 31, 2015, 2016 and 2017 Consolidated Statements of Financial Position and the 2015, 2016 and 2017 Consolidated Statements of Profit and Loss were represented in USD. The Company has omitted the presentation of selected financial data for its 2013 and 2014 fiscal years because such financial data cannot be presented in USD without unreasonable effort or expense.

	December 31,
	2017	2016	2015
Consolidated Statements of Profit and Loss	(in thousands of USD)

Research and development expenses, net	1,943	740	240
General and administrative expenses	3,810	1,268	1,363
Other expense (income), net	1	(8)	961
Operating loss	5,754	2,000	2,564
Finance expenses (income), net	490	7	4
Net loss	6,244	2,007	2,617

Basic and diluted net loss per share attributable to equity holders of the Company	0.05	0.05	0.11
Number of Ordinary Shares used in computing loss per Ordinary Share- thousands	139,885,524	37,457,538	23,853,196

	December 31,
	2017	2016	2015
Consolidated Statements of Financial Position	(in thousands of USD)
Cash and cash equivalents	9,195	676	1,573
Total assets	9,566	1,245	1,666
Total liabilities	672	1,177	511
Accumulated loss	38,389	32,145	30,152
Total equity (deficit)	8,389	573	1,155

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the exchange rates of NIS per U.S. dollar for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollars
Annual	High	Low	Average	Period End
2017	3.853	3.467	3.600	3.467
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.884	3.902
2014	3.935	3.422	3.578	3.935
2013	3.739	3.505	3.611	3.505

Monthly
March 2018	3.514	3.431	3.469	3.514
February 2018	3,535	3.427	3.494	3.485
January 2018	3.457	3.400	3.423	3.405
December 2017	3.458	3.530	3.504	3.488
November 2017	3.544	3.499	3.517	3.499
October 2017	3.542	3.491	3.512	3.521

On April 27, 2018, the daily representative rate was $1 to NIS 3.597, as reported by the Bank of Israel.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Since our inception in 2004, we have been operating as a specialty pharmaceutical company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future. We have only focused our business on developing a portfolio of approved drugs based on cannabinoid molecules since August 2015.

 We have historically incurred substantial net losses; including net losses of approximately $6.2 million for the year ended December 31, 2017 and net losses of approximately $ 2 million in 2016. As of December 31, 2017 and December 31, 2016, we had an accumulated deficit of approximately $38.2 million and approximately $ 32.1 million, respectively.

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

We were subject to administrative proceedings by the ISA that alleged certain violations of Israeli securities laws that subjected us to monetary and other sanctions.

In the past, we were subject to an administrative inquiry relating to our reports (quality and scope of disclosure) to the ISA and the TASE with respect to the termination of a license agreement we had with Ramot for certain technology covering our previous immunotherapeutic Alzheimer’s technology and program, or the BBS Technology, which was terminated in the beginning of 2014. In April 2017, we settled the administrative inquiry and admitted to the following breaches: (i) failure to submit an immediate report about a material event (the license agreement termination) in a timely and lawful manner; (ii) inclusion of a misleading detail in an immediate report; and (iii) misleading the ISA in connection with such actions. We were required to pay a monetary sanction of NIS 150,000 (approximately $40,000), and potentially an additional equal sum if we are found to have committed the same breaches in the next 24 months. In addition, our Chairman was subject to a one year probationary condition, whereby if he is found to commit a similar violation, he will be prevented from serving as an officer or director of a public company. If we fail to comply with the applicable rules in the future, we may be subject again to administrative proceedings by the ISA that will subject us to monetary and other sanctions.

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

As of December 31, 2017, our cash and cash equivalents were approximately $9.2 million, a working capital of approximately $8.5 and an accumulated deficit of approximately $38.2 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations at least through June 30, 2019. We expect that we will require substantial additional capital to commercialize our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

Some of the conditions for which we plan to evaluate our current product candidates are for rare diseases. For example, based on a study conducted by the CDC in 2011-2012, we estimate that approximately 138,000 children suffer from TS in the United States. Accordingly, there is a limited patient pool from which to draw for clinical studies. Further, the eligibility criteria of our clinical studies will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

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

In addition, notwithstanding the approval of a number of product candidates by the FDA under Section 505(b)(2) over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). For example, several companies have previously petitioned the FDA regarding the constitutionality of allowing others to rely upon FDA findings that are based on their proprietary data. If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could require that we generate full data regarding safety and effectiveness for previously approved active ingredients and delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our potential future NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway for our product candidates, there is no guarantee this would ultimately lead to faster product development or earlier approval. Moreover, even if these product candidates are approved under the Section 505(b)(2) pathway, as the case may be, the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products. Our product candidates are at early stages of development and are subject to uncertainty over what we must do on our development program in order to secure approval under Section 505(b)(2).

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

In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with THX-110 mainly through the preliminary results of ongoing clinical trials, suggesting that THX-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe Tourette's patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. We are currently waiting for the FDA’s response. There is no assurance that we will successfully obtain orphan drug designation for TS, any future rare indications or orphan exclusivity upon approval of any of our product candidates that have already obtained designation.

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

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. (Target Health Inc, FGK and others) We rely on these parties for execution of our preclinical and clinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current cGMP, GCP, QSR and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical studies comply with GCP regulations. In addition, our clinical studies must be conducted with product candidates which are produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

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

We will rely on third parties to manufacture our active pharmaceutical ingredient, or API and formulations. Our business could be harmed if those third parties fail to provide us with sufficient quantities of our needed supplies, or fail to do so at acceptable quality levels or prices.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Insys Therapeutic Inc.’s Syndros, an orally administered liquid formulation of dronabinol, Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, we are aware of multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW Pharmaceuticals PLC, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis is seeking FDA approval in the United States, and is developing Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW develops a CBDV based therapy for Autism Spectrum Disorders and therapy for Neonatal Hypoxic-Ischemic Encephalopathy, Glioblastoma and Schizophrenia. Insys Therapeutics, Inc. is also seeking FDA approval for an orally-administered liquid formulation of its synthetic cannabidiol compound as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and other childhood epilepsy syndromes and Prader-Willi. Zynerba Pharmaceuticals, Inc. is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies. In addition Zynerba is currently developing a transdermal formulation of pro-drug of THC for neuropsychiatric disorders including Tourette Syndrome. Nemus Bioscience, Inc. is focused on the discovery, development and commercialization of cannabis therapeutics. Corbus Pharmaceuticals is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, Cystic Fibrosis, Dermatomyositis and Systemic Lupus Erythematosus.

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

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. In 2013, the 2% Medicare payment reductions went into effect. Both Congress and the U.S. President have already taken some actions that are intended to limit significantly the Affordable Care Act, and other proposals have been made and are being considered to further modify or even repeal the Affordable Care Act. While some of these actions already appear to be limiting the scope of the Affordable Care Act, it is not clear at this point whether the new proposals will be adopted (either in their current form or a modified form) in the future. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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

Not including patents and applications which we are in the process of assigning, we have a portfolio of two provisional patent applications with the U.S. Patent and Trademark Office, or USPTO, and one patent applications filed under the Patent Cooperation Treaty of the World Intellectual Property Organization, or PCT. We also have three patent applications in National Phase Stage in various national entities. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to our patents after issuance could deprive us of rights necessary for the successful commercialization of any new product candidates that we may develop.

We have also exclusively licensed: (i) one U.S. patent from Dekel Pharmaceuticals Ltd., or Dekel, and (ii) one National Phase application from Ramot. We cannot assure you that we will ever enter into definitive license agreements with any third party licensor. See Item 4.B. “Business Overview —Intellectual Property—In-Licensed Patents and Patent Applications.” To the extent the licensed or future licensed patents are found to be invalid or unenforceable, we may be limited in our ability to compete and market our product candidates. Moreover, the terms of our licenses affect our ability to control the value of any of our product candidates. If we or any of the parties that control the enforcement of licensed patents elect not to enforce any or all of the licensed patents it could significantly undercut the value of any of our product candidates, which would materially adversely affect our future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments we are obligated to make under our licenses.

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

In May 2015, we entered into a license agreement, which became effective in August 2015, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, the Chairman of our Board of Directors and interim CEO, under which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. The second amendment to such license agreement with Dekel (the “Second Amendment”) was entered into on August 29, 2017 and will become effective when all of the following conditions precedent have been met: (i) the Company has obtained the approval of the requisite majority at general meeting of the Company’s shareholders for the Second Amendment, in accordance with applicable law (which was received on November 1, 2017); (ii) the closing of an equity financing of at least $5,000,000 in gross proceeds by June 30, 2018; and (iii) completion of appropriate filings with and obtainment of the required approvals of the Israeli Securities Authority and the TASE (“Conditions Precedent”). The Second Amendment substantially prescribes for the automatic conversion of all potential royalties, sub-royalties, milestones and other and all financial consideration (and future considerations) referred to in the License Agreement into 19,000,000 Ordinary Shares of the Company, all as described in full pursuant to the Second Amendment. See Item 7.B. “Related Party Transactions — Dekel License Agreement.”

We do not have any agreement with Dr. Shmulewitz to present us with business opportunities he may wish to pursue, subject only to his duties under Israeli law. When negotiating and entering into the agreement with Dekel, Dr. Shmulewitz faced an actual conflict of interest between achieving the most favorable terms for Dekel, as holder of controlling interest in Dekel, and owing fiduciary duties to us, as a member of our Board of Directors and interim CEO. Due to this conflict, we may not have obtained as favorable terms for this license as with an unrelated party. Under applicable Israeli law, fiduciary duties include a duty of care and a duty of loyalty. The approval of transactions with interested parties under the Israeli Companies Law, or the Companies Law included audit committee and shareholders’ approval, which were obtained prior to the entering into the transaction. See Item 6 C. “Board Practices – Approval of Related Party Transactions under Israeli Law.”

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

We have a total of nine full-time employees and three dedicated consultants that work for us on a part-time basis. Our chief strategy officer work for us on a part-time basis (approximately 20% of his business hours). In addition, any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants would adversely affect our ability to execute our business plan and harm our operating results.

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

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we may be deemed a PFIC for 2018. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

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

Our research and development efforts with respect to some of our past activities, including our previous immunotherapy programs such as the BBS Technology, which was focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s, which we sold in March 2015, and our Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which is in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry. As of December 31, 2017, we have received the aggregate amount of approximately $4.1 million from the IIA for the development of our abovementioned technologies. With respect to such grants, we are committed to pay certain royalties up to $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are required to comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to these past grants. The discretionary approval of an IIA committee would be required for any assignment and/or transfer to third parties inside or outside of Israel of know-how or transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such activities and programs (including selling it). We may not receive these approvals. Although we do not believe that these requirements will materially restrict us in any way, the IIA may impose certain conditions on any arrangement under which it permits us to transfer or assign technology or development in or out of Israel. If we fail to comply with the Research Law, we may be required to refund certain grants previously received and/or to pay interest and penalties and we may become subject to criminal charges. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we may apply for such support in the future.

We are in the process of selling one of our past research and development activities which may not be completed due to factors not in our control, and we may be required to assume the sale activity or abandon it, subject to certain payments and liabilities.

In June 2016, we entered into a share transfer agreement with our former subsidiary, Orimmune Bio Ltd., or Orimmune, and Karma Link Ltd., or Karma Link, a private company incorporated under the laws of the State of Israel. According to the agreement, we sold our holdings in Orimmune to Karma Link and will assist the assignment of the antibody Anti-CD3 technology (which was in-licensed by us from Hadasit Medical Research Services & Development Ltd., or Hadasit, and certain internally developed assets and technology relating thereto). We have been assisting Karma Link with the activities related to the assignment of the license with all relevant parties and authorities. During May 2017, an amendment to the transfer agreement was entered into (the ”Amendment“) between us, Karma Link and Orimmune, pursuant to which the parties acknowledged that our discussions with Hadasit regarding the possibility of assigning the License to the subsidiary, as contemplated in the transfer agreement, have yet to mature into an agreement with Hadasit, due to Hadasit's objection to the proposed assignment. As a gesture of good faith, we agreed to bear certain fees expenses related to the license incurred prior to the date hereof in the amount of $60,000, which were paid to the subsidiary. In addition, during a period of 6 months commencing as of the date of the amendment, we agreed to bear certain additional fees and expenses related to the license. It was determined that such additional amounts will not exceed $15,000. All such additional fees and expenses shall be coordinated with our approval in advance. The Amendment stated that in the foregoing 6-month period,we would continue to use reasonable commercial efforts to convince Hadasit to agree to the assignment of the license to the subsidiary, and to obtain the required approvals from the IIA and any other third party, as applicable. In the event that the parties are unable to successfully assign the license within such 6-month period, we will be deemed to have satisfied our obligation to use reasonable commercial efforts according to the transfer agreement. In consideration for such participation by us, it was agreed to increase the percentages of the predetermined rate. Although failure to complete the assignment will not constitute a breach of the agreement by us, such failure may obligate us to decide whether to continue with the program (including continuing the search for other potential collaborators for the assignment of the license) or to abandon the license pursuant to the provisions of the original license agreement with Hadasit. In either of such events, we may bear certain payments and liabilities to third parties including the IIA. To date, IIA has declined our request for a joint ownership registration with Hadasit of the patent underlying the assets, according to the license agreement with Hadasit due to IIA’s claim that such registration is not in compliance with the IIA rules regarding use of its grants. Following further discussions between theparties held during the second half of 2017, and through the first quarter of 2018, after not succeeding in obtaining the required approvals from the IIA and any other third party, the parties are contemplating alternatives, including mutual termination of the license agreement and any additional agreement that would be in place and be required in order to finalize the assignment transfer or removal of the asset outside our company.

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

Our registered office and principal place of business is located at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel. Our telephone number in Israel is: +972-3-6167055.

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

Our capital expenditures for 2017, 2016 and 2015 amounted to $44,000, $4,000, and $2,000, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, we have initiated two internal drug development programs based on repurposing an FDA approved synthetic cannabinoid (dronabinol): Joint Pharma developing THX-110 targeted to the treatment of TS and BrainBright Pharma developing THX-130 targeted to the high value and under-served market of MCIs.

We intend to seek FDA approval for the commercialization of our drug candidates through the Section 505(b)(2) regulatory pathway under the Federal Food, Drug, and Cosmetic Act of 1938, as amended, or the FDC Act. The FDA’s 505(b)(2) regulatory pathway permits the filing of a new drug application, or NDA, where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference. See “—Clinical Strategy and Preclinical Results.” This approach could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. In addition, with respect to our Joint Pharma program, we intend to pursue orphan drug designation in the United States.In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with THX-110 mainly through the preliminary results of ongoing clinical trials, suggesting that THX-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe Tourette's patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. We are currently waiting for the FDA’s response. There is no assurance that we will successfully obtain orphan drug designation for TS, although we believe that we can provide adequate data to address all issues raised by the FDA.

Joint Pharma

Our Joint Pharma program is dedicated to developing a cannabinoid-based drug for the treatment of TS, which is an inherited neuropsychiatric disorder usually onset in childhood. TS is characterized by multiple physical (motor) tics and at least one vocal (phonic) tic. Although TS and other tic disorders were once thought to be very rare, it has become increasingly apparent that they are not that uncommon conditions. While epidemiological study results may vary, according to the U.S. Centers for Disease Control and Prevention, or the CDC, as of 2012, one out of every 360 U.S. children (about 138,000) aged six to 17 years had been diagnosed with TS in the United States. To date, only three drugs have been approved by the FDA to treat TS, most of which are limited to treating only a narrow range of TS symptoms (mainly tics). Additionally, the usefulness of these drugs is also limited, since they are associated with severe side effects that have resulted in the need for a “black box” warning. In many cases “off-label” use of prescription medications not approved for the indication are associated with unwanted severe side effects that, in our opinion, are also detrimental. Therefore, we believe there continues to be a great need for more effective, safer medications targeted at treating tics as well as other features of TS.

We believe our proprietary THX-110 drug candidate takes a unique approach to the treatment of TS. THX-110 is a combination drug candidate based on two components: (1) dronabinol, the active ingredient in an FDA approved synthetic analog of tetrahydrocannabinol, or THC, which is the psychoactive molecule in the cannabis plant, and (2) palmitoylethanolamide, or PEA, which is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are proteins that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect.”

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

We have completed the preclinical phase of development of THX-110 and recently initiated a proof of concept, or POC, Phase IIa clinical trial in the United States. In addition, we expect to initiate a Phase IIb clinical trial in Europe in the third quarter of 2018.

BrainBright Pharma

Our BrainBright Pharma program takes a unique approach to developing a treatment for MCI. MCI refers to the transitional state between the cognitive changes of normal aging and very early dementia. Signs of MCI have also been observed with respect to sports-related brain injuries. It can involve problems with memory, language, thinking and judgment that are greater than normal changes related to age. According to the Mayo Clinic Study of Aging published in 2008, the prevalence of MCI increases with age, at a rate of 10% in those aged 70-79 years and 25% in those aged 80-89 years. There is no FDA approved treatment for MCI. As MCI is believed to represent an early state of Alzheimer’s, several Alzheimer’s treatments have been proposed for MCI. However, Alzheimer’s treatments are not currently widely recommended by the medical community for the routine treatment of MCI and have not been shown to delay or prevent the progression of MCI.

Our proprietary THX-130 drug candidate is based on an ultra-low dose of FDA approved dronabinol. While the safety and efficacy of drug delivery methods are solely FDA determinations, we believe that both sublingual and nasal administration of dronabinol present several advantages over alternative administration routes, such as oral administration, and may enhance the bioavailability, or the rate and extent of the drug when it reaches the site of action, of an ultra-low dose dronabinol. Sublingual administration has certain advantages over oral administration. For example, it is often faster and it ensures that the substance will risk degradation only by salivary enzymes before entering the bloodstream, whereas orally administered drugs must survive passage through the hostile environment of the gastrointestinal tract, which risks degrading them, either by stomach acid or bile, or by the many enzymes therein. Furthermore, after absorption from the gastrointestinal tract, such drugs must pass to the liver, where they may be extensively altered; this is known as the first pass effect of drug metabolism.

We have preclinical data that suggests that using an ultra-low dose of dronabinol may improve cognitive abilities. We intend to conduct a Phase I clinical trial to document the pharmacokinetic parameters of THX-130 and to evaluate drug safety. During the first half of 2018 we expect to initiate a pre-clinical trial to evaluate safety, and efficacy of THX-130 in rat model of Traumatic Brain Injury (TBI) associated MCI with cognitive impairment. In addition, we may conduct further preclinical studies in parallel to our clinical plans as part of the development of our innovative pipeline and for registration purposes.

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

In January 2017, we announced that we intend to initiate an additional program in the area of antimicrobial therapies. Our objective is to use our entourage technology in association with THC to increase the efficacy of existing antibiotic drugs especially in antibiotic-resistant bacteria strains. The resistance to antimicrobials has become a global hazard. We believe that there is an urgent need for the development of novel antimicrobial agents. THC has been shown to have a wide range of important biological activities, including potential antibacterial activity. We are currently in the midst of our pre-clinical research stage for determining an effective dosage of our proprietary formulation.

In October 2017, we signed an agreement with Assuta Medical Center to conduct a Phase IIa, sponsor-initiated trial for the treatment of Obstructive Sleep Apnea (OSA) THX-110. The study is expected to commence in the second quarter of 2018.

In December 2017, we contracted with, Comprehensive Research Institute (“CRI”) for the assessment of our proprietary combinational therapy THX-110 in patients suffering from chronic low back pain for whom existing medicines do not provide adequate relief. we expect to commence a Phase IIa clinical trial in the fourth quarter of 2018.

In November 2017, we executed a non-exclusive material transfer agreement with Yissum, the technology transfer company of The Hebrew University of Jerusalem, for two synthetic cannabinoids synthesized by Raphael Mechoulam, Ph.D.. we initiated a preliminary preclinical study during the fourth quarter of 2017 to evaluate the opioid-sparing effect of these compounds in a rat model of acute and chronic pain. The follow-up in vivo study is expected to begin in the second quarter of 2018 and will further evaluate the dosage regiment of the active ingredients, as well as their optimal therapeutic ratio.

In November 2017, we entered into an agreement with Dalhousie University to conduct a pre-clinical study with the goal of testing the effect of THX-130 on cognitive and neurological state as well as mortality in a model of repeated mild traumatic brain injury

In the future, we may consider expanding our pipeline to include these additional indications.

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

This is also true for other THC amenable disorders such as pain and obstructive sleep apnea.

We intend to stimulate the entourage effect to maximize the therapeutic benefits of dronabinol to reduce tics, with decreased adverse and psychoactive effects. The capacity of PEA to exert “entourage effects” comes from its ability to affect multiple targets within the body, improve the absorption rate of active ingredients and minimize adverse side effects.

The Ultralow Dose Technology

Preclinical studies conducted in recent years by Prof. Yosef Sarne at the Tel-Aviv University Faculty of Medicine found that an ultralow dose of THC protects the brain from different degrees of long-term cognitive impairment which is liable to occur as a result of lack of oxygen supply, seizures,use of drugs or aging. Prof. Sarne’s research of preclinical models demonstrated that an ultralow dose of THC injected to small animals one to seven days before the injury to the brain can prevent the development of damage. Treatment with an ultralow dose triggers defense mechanisms in the brain such as enhanced production of nerve growth factor, or brain-derived neurotrophic factor (related to the canonical nerve growth factor), that protect the brain’s nerve cells and retain long-term cognitive capabilities. The research conducted by Prof. Sarne and his colleagues revealed that ultralow doses of THC can affect brain cell signals, prevent cell death and encourage the release of growth factors. Accordingly, we believe that an ultralow dose of dronabinol may be an effective treatment for MCI.

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

The prevalence estimate of 2.8 per 1000 from the 2011-2012 National Survey on Children’s Health is extrapolated to the 0 - 5 age group as a conservative estimate. The 2011-2012 National Survey on Children’s health also reported that 36.9% (CI: 25.1-50.5) of the children had TS considered to be moderate or severe (Bitsko et al., 2014) (see Sponsor Response to FDA Comment 3 below for the evidence and rationale for the pharmacological treatment of moderate to severe TS). Therefore, the prevalence of moderate to severe cases of Tourette Syndrome in children 0 to 17 years old in the United States is:0.0028 (prevalence in children under 18 years old) x 36.9% (% of moderate to severe TS in children) x 24% (% of US population under 18 years old based on data from Census Bureau) x 322,928,068 (US population on 6/1/2016 based on Census Bureau population clock) = 80,076 children with moderate to severe TS.

The prevalence of moderate to severe cases of Tourette Syndrome in adults (≥ 18 years old) in the United States is:

0.0006 (prevalence in adults) x 11.1% (% of moderate to severe TS in adults) x 76% (% of US population 18 and up based on data from Census Bureau) x 322,928,068 (US population on 6/1/2016 based on Census Bureau population clock)= 16,345 adults with moderate to severe TS.

We add this to the prevalence of moderate to severe TS in US children (see Sponsor Response to FDA Comment 1) and determine the total prevalence of moderate to severe TS in the US to be 96,421.

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

We intend to pursue Orphan Drug designation with the FDA for THX-110 for the treatment of TS.

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

Market Size

According to data published by the Information Resources Management Association in the prevalence of MCI in the United States ranges between 3%-4% of the general population in their eighth decade. Amongst community-dwelling African Americans, the estimated prevalence is 19.2% for those aged 65-74 years, 27.6% for those aged 75-84 years, and 38% for those aged 85 years and older. The prevalence of mild cognitive impairment increases with age, at a rate of 10% in those aged 70-79 years and 25% in those aged 80-89 years. Many studies indicate that the risk of developing Alzheimer’s is significantly higher in women than in men, and it is therefore presumed that the likelihood of developing MCI is greater in women than in men.

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

During the past five years, the medical cannabis industry has experienced high growth rates due to increasingly favorable conditions across the United States, including support from the general public and state legislators for legislation legalizing the use of medical cannabis. In the United States, the combined retail and wholesale cannabis industry (both medical and recreational) grew by 80%, from $1.5 billion in 2013 to $2.7 billion in 2014, firmly establishing cannabis as one of the fastest growing industries in America. According to the 2014 edition of the Marijuana Business Factbook, U.S. retail cannabis sales are expected to triple in the next five years to approximately $8.2 billion by 2018. By 2021, we project that annual retail marijuana sales in the United States could top $17 billion, which would represent a 300% increase from 2016.

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

Clinical Strategy and Preclinical Results

Our strategy is to build a leading specialty pharmaceutical company focused around the repurposing, repositioning and improvement of FDA approved cannabinoid molecules for various indications, including TS, pain, obstructive sleep apnea and MCI. The key benefits of this strategy include a relatively low scientific-technological risk (compared to the risk of developing drugs based on new molecular entities) combined with relatively low costs and fast time to market achieved through fast-track regulatory paths.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with THX-110 mainly through the preliminary results of ongoing clinical trials, suggesting that THX-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe Tourette's patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. We are currently waiting for the FDA’s response. There is no assurance that we will successfully obtain orphan drug designation for TS, although we believe that we can provide adequate data to address all issues raised by the FDA.

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

Joint Pharma Strategy

On April 4, 2018, we announced topline results of our Phase IIa investigator-initiated study at Yale University for THX-110 in the treatment of TS. The study was a single-arm, open-label trial, in which each subject both received one daily treatment of THX-110 via oral administration and was followed-up for a period of 12 weeks. Sixteen subjects participated in the study and received THX-110 at the Yale University Child Study Center at Yale University in the United States. The primary endpoint of the study was to assess the performance of THX-110 in the treatment of adult patients suffering from symptoms of TS, as measured by the Yale Global Tic Severity Scale Total Tic Score (YGTSS-TTS), the gold-standard and customary index for assessing symptom severity. Treatment was given in a dose titration regimen with a maximum dose of THX-110 consisting of 10mg dronabinol and 800mg PEA.

The topline results of the study showed that these 16 subjects with medication-refractory TS had a significant reduction of tic symptoms (paired t-test: Yale Global Tic Severity-Total Tic Score (YGTSS-TTS) mean difference (mean +/- SD) =7.9+/-8.4, t= 3.7, df=15, p=0.002) from baseline (YGTSS-TTS: 38.4 +/- 8.3) to endpoint YGTSS-TTS: 30.5 +/- 10.9). This resulted in an average tic reduction of 21% across the entire sample of 16 TS subjects. Six of the 16 medication-refractory TS subjects experienced a response to treatment as defined by a reduction in YGTSS-TTS of greater than 25%. Improvement over time with treatment was also observed when generalized linear models were used to analyze repeated measures data on the YGTSS-TTS. In the study, THX-110 demonstrated no significant effects on comorbid ADHD, anxiety, depression or OCD symptoms. The medication was generally well-tolerated by subjects with only two stopping treatment early (one due to sedation and another due to lack of improvement in tic symptoms). Twelve of the 16 subjects elected to continue into a 24-week extension phase of the trial, which is nearing completion. Based on these study results, we intend to initiate a randomized, double-blind, placebo controlled study to evaluate the safety, tolerability and efficacy of daily oral THX-110 in treating adults with TS.

We expect to initiate a 12-week Phase IIb trial in Europe in the third quarter of 2018. The study will include approximately 60 patients. The proposed Phase IIb trial will be a randomized, double-blind, parallel-group, placebo-controlled study. Study patients will be randomized to either oral THX-110 or placebo at a 1:1 ratio. The overall estimated study duration is 24 months. We will also conduct further preclinical studies in parallel to our clinical plans as part of registration process. Based on these studies, we intend to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled study to evaluate the safety, tolerability and efficacy of up to twice daily oral THX-110 in treating TS.

Joint Pharma Preclinical Data

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

BrainBright Pharma Strategy

We intend to conduct an open-label Phase I clinical trial, to document the pharmacokinetic parameters of THX-130 and to evaluate drug safety.

We have preclinical data that suggests that using an ultra-low dose of dronabinol may improve cognitive abilities. We intend to conduct a Phase I clinical trial to document the pharmacokinetic parameters of THX-130 and to evaluate drug safety.

BrainBright Pharma Preclinical Data

We have licensed the results of multiple experiments performed by Prof. Sarne’s group from the Tel-Aviv University, which suggest that using an ultra-low dose administration of dronabinol may improve cognitive abilities.

These experiments and preclinical studies have shown that an ultra-low dose of THC may protect murine brains from a variety of brain insults. A single injection of an ultra-low dose of THC prevented the cognitive damage that was induced by either hypoxia (oxygen deficiency), deep anesthesia, methylenedioxy-methamphetamine-toxicity, epileptic seizures or neuroinflammation. THC was applied either 1-3 days before or 1-7 days after the insult. The protective effect of the single injection of ultra-low THC lasted for at least 7 weeks.

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

We believe that these findings suggest that extremely low doses of THC may support future development of a treatment for MCI.

We may conduct further preclinical studies in parallel to our clinical plans as part of the development of our pipeline and for registration purposes.

Intellectual Property

Our intellectual property portfolio comprises two granted U.S. patent and eight pending patent applications, of which five applications have either the Patent Cooperation Treaty of the World Intellectual Property Organization, or PCT, pending status or have entered national stage and are under examination by national authorities. Of this portfolio, we have exclusively licensed: (i) one granted U.S. patent from Dekel, and (ii) one National Phase patent application from Ramot. We also negotiated a definitive agreement for the in-licensing of a patent application from Belvit, as further described below.

Internally Developed Patent Applications

In April 2015, we filed a provisional application with the U.S. Patent and Trademark Office, or USPTO, for combinations of cannabinoids, n-acylethanolamines, and inhibitors of n-acylethanolamine degradation, which, on April 2016 was converted into the international PCT stage and in October 2017 into National Phase in the following state entities: USA, EPO (European Patent Office), Israel, Australia, Canada, China and Japan. The technology is based on the entourage effect paradigm, and is directed to utilizing the potentiating effect of n-acylethanolamines on cannabinoids for any cannabinoid amenable indication, including but not limited to analgesia and TS. Any resulting patent from this application would be expected to expire in April 2036.

In May 2015, we filed a provisional application with the USPTO for combinations of opioids, n-acylethanolamines, and inhibitors of n-acylethanolamines degradation, which, on May 2016 entered the PCT stage, and in November 2017 into National Phase in the following state entities: USA, EPO, Israel, Australia, Canada, China and Japan.. The technology is also based on the entourage effect paradigm, purposed with utilizing the potentiating effect of N-acylethanolamines on opioids for opioid amenable indications. Any resulting patent from this application would be expected to expire in May 2036.

In August 2017, we filed a provisional application with the USPTO for the technology which is also based on the entourage effect, and is directed to potentiating the efficacy of retinoids and retinoid derived molecule based therapies for any retinoid amenable indication. This application is due to be converted to a non-provisional application in 2018 and any resulting patent from this application would be expected to expire in August 2038.

In July 2016, we filed a provisional application with the USPTO for the technology which is based on potentiating the efficacy of currently used antibiotics. This application converted to a non-provisional application PCT application in July 2018 and any resulting patent from this application would be expected to expire in July 2037.

In March 2013, we filed a provisional application with the USPTO for the technology of proprietary sequences of anti-CD3 antibody and the utilization of the latter in various autoimmune diseases, as well as in hepato-pathologies. The provisional application has been converted to a PCT and then entered a National Status in December 2014 in the US, EPO, China, Canada and Japan.

In-Licensed Patents and Patent Applications

In May 2015, we entered into an exclusive, irrevocable, worldwide license agreement with Dekel for certain technology and one granted U.S. patent related to compositions and methods for treating inflammatory disorders. The agreement became effective in August 2015. Pursuant to the license agreement, we granted Dekel an option to purchase 3,876,000 of our Ordinary Shares at an exercise price of NIS 0.5 per share, exercisable for 90 days. The option was fully exercised as of November 2015. We also granted Dekel an additional option to purchase 11,926,154 of our Ordinary Shares at an exercise price of NIS 0.65 per share, exercisable for 12 months. To date, 65% of the second option (representing options to purchase 7,760,256 Ordinary Shares) has been exercised, for aggregate consideration of NIS 5 million, and the remainder of the option has expired. Pursuant to the license agreement, in May 2016 we issued Dekel 200,000 of our Ordinary Shares at a price per share of NIS 0.5 on account of future royalty payments. This upfront payment of shares on account of future royalty payments was originally a pre-condition for the closing of the agreement and was subject to TASE’s prior approval. This pre-condition was subsequently forfeited by Dekel under the first amendment of the license agreement, to enable the agreement to enter into effect even prior to TASE approval, which was eventually obtained later on. Also, pursuant to the license agreement, we are obligated to pay Dekel fees based on specific milestones and royalties upon commercialization. The milestone payments include: (i) $25,000 upon the successful completion of preclinical trials (which milestone was met in November 2016, resulting in this payment becoming due, and which was paid in March 2017); (ii) $75,000 upon the successful completion of a Phase I/IIa trial (which was paid in April 2018); and (iii) $75,000 upon the earlier of generating net revenues of at least $200,000 from the commercialization of the technology or the approval of the FDA / the EMA of a drug based on the licensed assets. In each case, and subject to our discretion, the respective milestone payments are payable in cash or equity based on a price per Ordinary Share of NIS 0.5. The royalty payments are 8% for commercialization and 35% pursuant to a sub-license of the licensed assets. The patent expiration dates of any patents maturing from this application would likely be 2029.

On September 17, 2017, we entered into a second amendment to such license agreement with Dekel (the “Second Amendment”) which will become effective when all of the following conditions precedent have been met: (i) the Company has obtained the approval of the requisite majority at general meeting of the Company’s shareholders for the Second Amendment, in accordance with applicable law (which was received on October 25, 2017); (ii) the closing of an equity financing of at least $5,000,000 in gross proceeds by June 30, 2018; and (iii) completion of appropriate filings with and obtainment of the required approvals of the Israeli Securities Authority and the TASE. The Second Amendment substantially prescribes for the automatic conversion of all potential royalties, sub-royalties, milestones and other and all financial consideration (and future considerations) referred to in the License Agreement into 19,000,000 Ordinary Shares of the Company, all as described in full pursuant to the Second Amendment. See Item 7.B. “Related Party Transactions — Dekel License Agreement.”

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

On June 7, 2016 (the "Effective Date"), we entered into a binding term sheet-agreement with Belvit Pharma LLC ("Belvit") for certain intellectual property rights, including a provisional patent application covering the method and formulation for the sublingual administration of THC with enhanced bioavailability. We initially intend todevelop this technology with respect to MCI. Pursuant to the term sheet, we will receive an exclusive, irrevocable, worldwide, license to develop, manufacture, and commercialize a drug based on a low-dose of THC and a right of first negotiation with respect to normal-dose technology within the twenty four months of the Effective Date of the term sheet. We agreed to pay all costs and expenses related to the development of the technology, and to conduct, at our expense, a Pharmacokinetics (“PK”)/bioavailability study. We shall further pay Belvit a low single-digit royalty rate upon commercialization of a product based on the licensed assets. Furthermore, Belvit shall have the right to use the study results. Belvit shall pay us a low single-digit royalty rate from any income from other uses of the technology. While we will be responsible for the development of the technology, Belvit will be responsible for the formulation development. The term sheet further includes the development stages and estimated development costs. Filing and patent prosecution will be borne by both parties. Entry into a definitive license agreement is subject to our successful completion of the above mentioned PK/bioavailability study. The patent expiration date of any patent maturing from this application would likely be 2037.

On August 25, 2017 we received Chesapeake IRB approval for the protocol and ICF for the above mention PK study.

Other Intellectual Property Protection

In addition to patent protection, we intend to use other means to protect our proprietary rights, including pursuing marketing or data exclusivity periods, orphan drug status, and similar rights that are available under regulatory provisions in certain countries, including but not limited to the United States, Europe, Canada, Japan, and China.

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

Sales of intellectual property assets

In June 2016, we entered into a share transfer agreement with our former subsidiary, Orimmune Bio Ltd., or Orimmune, and Karma Link Ltd., or Karma Link, a private company incorporated under the laws of the State of Israel. According to the agreement, we sold our holdings in Orimmune to Karma Link and will assist the assignment of the antibody Anti-CD3 technology (which was in-licensed by us from Hadasit Medical Research Services & Development Ltd., or Hadasit, and certain internally developed assets and technology relating thereto). We have been assisting Karma Link with the activities related to the assignment of the license with all relevant parties and authorities. During May 2017, an amendment to the transfer agreement was entered into (the “Amendment”) between us, Karma Link and Orimmune, pursuant to which the parties acknowledged that our discussions with Hadasit regarding the possibility of assigning the License to the subsidiary, as contemplated in the transfer agreement, have yet to mature into an agreement with Hadasit, due to Hadasit's objection to the proposed assignment. As a gesture of good faith, we agreed to bear certain fees expenses related to the license incurred prior to the date hereof in the amount of $60,000, which were paid to the subsidiary. In addition, during a period of 6 months commencing as of the date of the amendment, we agreed to bear certain additional fees and expenses related to the license. It was determined that such additional amounts will not exceed $15,000. All such additional fees and expenses shall be coordinated with our approval in advance. The Amendment stated that in the foregoing 6-month period, we would continue to use reasonable commercial efforts to convince Hadasit to agree to the assignment of the license to the subsidiary, and to obtain the required approvals from the IIA and any other third party, as applicable. In the event that the parties are unable to successfully assign the license within such 6-month period, we will be deemed to have satisfied our obligation to use reasonable commercial efforts according to the transfer agreement. In consideration for such participation by us, it was agreed to increase the percentages of the predetermined rate. Although failure to complete the assignment will not constitute a breach of the agreement by us, such failure may obligate us to decide whether to continue with the program (including continuing the search for other potential collaborators for the assignment of the license) or to abandon the license pursuant to the provisions of the original license agreement with Hadasit. In either of such events, we may bear certain payments and liabilities to third parties including the IIA. To date, IIA has declined our request for a joint ownership registration with Hadasit of the patent underlying the assets, according to the license agreement with Hadasit due to IIA’s claim that such registration is not in compliance with the IIA rules regarding use of its grants. Following further discussions between the Company and Hadasit [see Note 8b(4)] held during the second half of 2017, and through the first quarter of 2018, after not succeeding in assigning the license to the Buyer, the Company and Hadasit signed a mutual termination agreement (“the Termination Agreement”) of the License Agreement. According to the Termination Agreement, Hadasit will assign to the Company all of its rights in the Hadasit/Therapix patent rights. From the other hand, the Company will re-assign to Hadasit all of its rights, title and interest in and to the Hadasit/Therapix patent rights. The consummation of the transactions abovementioned shall be subject to receipt of the necessary approval of the Israel Innovation Authority (“IIA”) for all such transactions, including the assignment by the Company of all its rights in the Hadasit/Therapix patents rights to Hadasit. Therefore, On April 18, 2018, the Company sent a request in this matter to the IIA.

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

In addition GW develops a CBDV based therapy for Autism Spectrum Disorders and therapy for Neonatal Hypoxic-Ischemic Encephalopathy, Glioblastoma and Schizophrenia. Insys Therapeutics, Inc. is also seeking FDA approval for an orally-administered liquid formulation of its synthetic cannabidiol compound as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and other childhood epilepsy syndromes and Prader-Willi. Zynerba Pharmaceuticals, Inc. is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies. In addition Zynerba is currently developing a transdermal formulation of pro-drug of THC for neuropsychiatric disorders including Tourette Syndrome. Nemus Bioscience, Inc. is focused on the discovery, development and commercialization of cannabis therapeutics Corbus Pharmaceuticals is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, Cystic Fibrosis, Dermatomyositis and Systemic Lupus Erythematosus.

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

Manufacturing

We currently expect to contract with third parties for the manufacturing and testing of our product candidates for preclinical trials and clinical trials and intend to do so in the future. We do not own or operate manufacturing facilities for the production of clinical quantities of our product candidates. The use of contracted manufacturing and reliance on collaboration partners is relatively cost-efficient and has may eliminate the need to directly invest in manufacturing facilities and additional staff. Nevertheless, we are looking into entering into transactions with a potential partner that owns or has clinical or commercial scale manufacturing capabilities.

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

Government Regulation

FDA Approval Process

In the United States, pharmaceutical product candidates are subject to extensive regulation by the FDA. The Food Drug and Cosmetic FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion, and marketing, distribution, post-approval monitoring, and reporting, sampling, and import and export of pharmaceutical product candidates. Failure to comply with applicable U.S. requirements regulations may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending New Drug Applications (NDAs), warning letters, product candidate recalls, product candidate seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product candidate development in the United States typically involves pre-clinical laboratory and animal testing, the submission to the FDA of an Investigational New Drug Application (IND), which must become effective before clinical testing may commence, and adequate, well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product candidate or disease.

Pre-clinical tests include laboratory evaluation of drug substance and drug product’s candidate chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including Good Laboratory Practices (GLP). The results of pre- clinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each original IND is required prior to the commencement of clinical testing in humans. If the FDA has not imposed a clinical hold on the IND or otherwise commented or questioned the IND within this 30-day period, the proposed clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational product to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with Good Clinical Practices (GCP), an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors,. Clinical protocols and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol and any amendment involving testing on of U.S. patients study subjects within the United States and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if the FDA believes that the clinical trial either is not being conducted in accordance with FDA requirements regulations or presents an unacceptable risk to the clinical trial subjects. The trial protocol and informed consent information for subjects in clinical trials must also be submitted to an Investigational Review Board (IRB) for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or may impose other conditions.

505(b)(2) Regulatory Approval Process

Section 505(b)(2) of the FDCA, or 505(b)(2), provides an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. The applicant may rely upon the FDA’s prior findings of safety and efficacy for an approved product that acts as the reference listed drug for purposes of a 505(b)(2) NDA. The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support any changes from the reference listed drug. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Orange Book Listing

Section 505 of the FFDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy, but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. ANDAs are termed “abbreviated” because they are generally not required to include preclinical and clinical data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo or other testing. The generic version must deliver the same amount of active ingredients into a subject’s bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. These products may be cited by potential competitors in support of approval of an ANDA or 505(b)(2) NDA.

Any applicant who submits an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification. Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through a Paragraph IV certification. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired.

If the competitor has provided a Paragraph IV certification to the FDA, the competitor must also send notice of the Paragraph IV certification to the holder of the NDA for the reference listed drug and the patent owner once the application has been accepted for filing by the FDA. The NDA holder or patent owner may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification prevents the FDA from approving the application until the earlier of 30 months from the date of the lawsuit, expiration of the patent, settlement of the lawsuit, a decision in the infringement case that is favorable to the applicant or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or 505(b)(2) NDA applicant files a Paragraph IV certification, the NDA holder or patent owner regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. The applicant may also elect to submit a statement certifying that its proposed label does not contain, or carves out, any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

Although our product candidates are based on repurposed drugs, there are at present no patents or other exclusivities listed in the Orange Book pertaining to a product containing the active ingredient dronabinol.

Exclusivity

The FDA provides periods of regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. Five years of exclusivity are available to NCEs. An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.

If a product is not eligible for the NCE exclusivity, it may be eligible for three years of exclusivity. Three-year exclusivity is available to the holder of an NDA, including a 505(b)(2) NDA, for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials, other than bioavailability or bioequivalence trials, was essential to the approval of the application and was conducted or sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for the condition of the new drug’s approval. As a general matter, three-year exclusivity does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

NDA Submission and Review by the FDA

Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. These user fees must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee; the fee in the fiscal year 2018 is $2,421,495$.

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

The FDA may also refer applications for novel drug product candidates, or drug product candidates that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug substance and drug product is are manufactured. The FDA will not approve the product candidate product unless compliance with or cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

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

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a Risk Evaluation and Mitigation Strategy (REMS) plan to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use (, or ETASU). An ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product candidate approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product candidate approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated product candidates, including prescription drugs, are required to register and disclose certain clinical trial information on a public website (clinicaltrials.gov) maintained by the U.S. National Institutes of Health. Information related to the product candidate product, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed until the product candidate drug product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the design and progress of our development programs.

Fast Track Designation and Accelerated Approval

Tourette’s syndrome (TS) may be considered as a serious condition with a potentially disabling nature. The FDA has programs to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. These therapies for serious conditions are approved and available to patients as soon as it can be concluded that the therapies’ benefits justify their risk. Under the Fast Track Program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a Fast Track drug concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request.

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

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug product approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by FDA.

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

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase, the time between IND submission and NDA submission, and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

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

Advertising and Promotion

Once an NDA is approved, a drug product will be subject to certain post-approval requirements. . Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including manufacturing, periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

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

Adverse Event Reporting and GMP Compliance

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product candidate, or the FDA may place conditions on an approval that could restrict the distribution or use of the product candidate. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform with cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product candidate approvals or request product candidate recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.

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

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition with a prevalence of fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product candidate, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product candidate with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017,we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with THX-110 mainly through the preliminary results of ongoing clinical trials, suggesting that THX-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe Tourette's patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. We are currently waiting for the FDA’s response. There is no assurance that we will successfully obtain orphan drug designation for TS, although we believe that we can provide adequate data to address all issues raised by the FDA.

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

Our ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for our products, once approved, and related treatments will be available from third-party payors, such as government health administration authorities, private health insurers and managed care organizations. Third-party payors determine which medications they will cover and separately establish reimbursement levels. Even if we obtain coverage for a given product by a third-party payor, the third-party payor’s reimbursement rates may not be adequate to make the product affordable to patients or profitable to us, or the third-party payors may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided, and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

Government authorities and other third-party payors are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices as a condition of coverage, are using restrictive formularies and preferred drug lists to leverage greater discounts in competitive classes and are challenging the prices charged for medical products. Further, no uniform policy for determining coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, that the level of reimbursement will be adequate. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available, or if reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

As a condition of receiving Medicaid coverage for prescription drugs, the Medicaid Drug Rebate Program requires manufacturers to calculate and report to CMS their Average Manufacturer Price, or AMP, which is used to determine rebate payments shared between the states and the federal government and, for some multiple source drugs, Medicaid payment rates for the drug, and for drugs paid under Medicare Part B, to also calculate and report their average sales price, which is used to determine the Medicare Part B payment rate for the drug. In January 2016, CMS issued a final rule regarding the Medicaid Drug Rebate Program, effective April 1, 2016, that, among other things, revises the manner in which the AMP is to be calculated by manufacturers participating in the program and implements certain amendments to the Medicaid rebate statute created under the ACA. Drugs that are approved under a biologics license application, or BLA, or an NDA, including a 505(b)(2) NDA, are subject to an additional requirement to calculate and report the manufacturer’s best price for the drug and inflation penalties which can substantially increase rebate payments. For BLA and NDA drugs, the Veterans Health Care Act requires manufacturers to calculate and report to the Department of Veterans Affairs a different price called the Non-Federal AMP, offer the drugs for sale on the Federal Supply Schedule, and charge the government no more than a statutory price referred to as the Federal Ceiling Price, which includes an inflation penalty. A separate law requires manufacturers to pay rebates on these drugs when paid by the Department of Defense under its TRICARE Retail Pharmacy Program. Knowingly submitting false pricing information to the government creates potential federal False Claims Act liability.

Further, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump Administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump Administration have both stated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Additional health reform measures may continue and affect our business in unknown ways.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to develop or sell any products outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

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

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable, in whole or in part, by Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value, including unlawful financial inducements paid to prescribers and beneficiaries, as well as impermissible promotional practices. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, amended the intent requirement of the federal Anti-Kickback Statute so that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute. The ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil and criminal false claims laws, including the federal False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or for approval by, the federal government, including the Medicare and Medicaid programs, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government.

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including public and private payors, or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. The ACA amended the federal health care fraud criminal statute implemented under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have violated the statute.

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the ACA and its implementing regulations, require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information on HIPAA covered entities and their business associates, including mandatory contractual terms and the implementation of certain safeguards of such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways, may not have the same effect and may not be preempted by HIPAA, thus complicating compliance efforts.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any payor, including commercial insurers. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to marketing expenditures or payments and other transfers of value to physicians and other healthcare providers.

Enforcement actions can be brought by federal or state governments or, in some cases, as “qui tam” actions brought by individual whistleblowers in the name of the government. Depending on the circumstances, failure to comply with these laws can result in penalties, including criminal, civil and/or administrative criminal penalties, damages, fines, disgorgement, debarment from government contracts, individual imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, exclusion from government programs, refusal to allow us to enter into supply contracts, including government contracts, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our business.

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

Grants from the IIA

Our research and development efforts mainly with respect to our past activities (for example, with respect to immunotherapy programs such as the BBS Technology and program and the Anti-CD3 program) were financed in part through royalty-bearing grants from the IIA. As of December 31, 2017, we have received the aggregate amount of approximately $4.1 million from the IIA for the development of these programs, which have since been sold. With respect to such grants we are committed to pay certain royalties up to an aggregate amount of approximately $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how inside or outside of Israel, and the transfer outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

C.	Organizational Structure

The following is a list of our significant subsidiaries:

Name of Subsidiary	Country of Registration	Activity	% Ownership
Nasvax Inc.	USA (Delaware)	Not active	100
Weex	Israel	Not active	100
Brain bright	Israel	Not active	100

In June 2016, we entered into a share transfer agreement with our former subsidiary, Orimmune Bio Ltd., or Orimmune, and Karma Link Ltd., or Karma Link, a private company incorporated under the laws of the State of Israel. According to the agreement, we sold our holdings in Orimmune to Karma Link and will assist the assignment of the antibody Anti-CD3 technology (which was in-licensed by us from Hadasit Medical Research Services & Development Ltd., or Hadasit, and certain internally developed assets and technology relating thereto). We have been assisting Karma Link with the activities related to the assignment of the license with all relevant parties and authorities. During May 2017, an amendment to the transfer agreement was entered into (the “Amendment”) between us, Karma Link and Orimmune, pursuant to which the parties acknowledged that our discussions with Hadasit regarding the possibility of assigning the License to the subsidiary, as contemplated in the transfer agreement, have yet to mature into an agreement with Hadasit, due to Hadasit's objection to the proposed assignment. As a gesture of good faith, we agreed to bear certain fees expenses related to the license incurred prior to the date hereof in the amount of $60,000, which were paid to the subsidiary. In addition, during a period of 6 months commencing as of the date of the amendment, we agreed to bear certain additional fees and expenses related to the license. It was determined that such additional amounts will not exceed $15,000. All such additional fees and expenses shall be coordinated with our approval in advance. The Amendment stated that in the foregoing 6-month period, we would continue to use reasonable commercial efforts to convince Hadasit to agree to the assignment of the license to the subsidiary, and to obtain the required approvals from the IIA and any other third party, as applicable. In the event that the parties are unable to successfully assign the license within such 6-month period, we will be deemed to have satisfied our obligation to use reasonable commercial efforts according to the transfer agreement. In consideration for such participation by us, it was agreed to increase the percentages of the predetermined rate. Although failure to complete the assignment will not constitute a breach of the agreement by us, such failure may obligate us to decide whether to continue with the program (including continuing the search for other potential collaborators for the assignment of the license) or to abandon the license pursuant to the provisions of the original license agreement with Hadasit. In either of such events, we may bear certain payments and liabilities to third parties including the IIA. To date, IIA has declined our request for a joint ownership registration with Hadasit of the patent underlying the assets, according to the license agreement with Hadasit due to IIA’s claim that such registration is not in compliance with the IIA rules regarding use of its grants. Following further discussions between the Company and Hadasit [see Note 8b(4)] held during the second half of 2017, and through the first quarter of 2018, after not succeeding in assigning the license to the Buyer, the Company and Hadasit signed a mutual termination agreement (“the Termination Agreement”) of the License Agreement. According to the Termination Agreement, Hadasit will assign to the Company all of its rights in the Hadasit/Therapix patent rights. From the other hand, the Company will re-assign to Hadasit all of its rights, title and interest in and to the Hadasit/Therapix patent rights. The consummation of the transactions abovementioned shall be subject to receipt of the necessary approval of the Israel Innovation Authority (“IIA”) for all such transactions, including the assignment by the Company of all its rights in the Hadasit/Therapix patents rights to Hadasit. Therefore, On April 18, 2018, the Company sent a request in this matter to the IIA.

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

Our offices are located at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, where we currently occupy approximately 1,800 square feet. We lease our facilities and our lease ends on July 10, 2020. Our current monthly rent payment is NIS 19,500 (approximately $5,500).

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

Overview

We are a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, we have initiated two internal drug development programs based on repurposing an FDA approved synthetic cannabinoid (dronabinol): Joint Pharma developing THX-110 targeted to the treatment of TS, pain and obstructive sleep apnea, and BrainBright Pharma developing THX-130 targeted to MCI.

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

We have not generated any revenues since our inception.

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

The following table discloses the breakdown of research and development expenses:

	December 31,
	2017	2016	2015
	(in thousands of USD)
Wages and related expenses	321	195	47
Share-based payments	103	100	2
Clinical studies	511	-	-
Research & preclinical studies	362	387	176
Chemistry & formulations	330	18	8
Regulatory and other expenses	276	40	7
	1,943	740	240

We expect that our research and development expenses will materially increase as we plan to start new clinical trials.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	December 31,
	2017	2016	2015
	(in thousands of USD)
Wages and related expenses	808	399	363
Share-based payment	759	201	136
Professional and directors fees	1,007	495	557
Investor relations and business expenses	871	-	-
Office maintenance, rent and other expenses	211	58	226
Regulatory expenses	80	28	20
Business development	74	87	61
Total	3,810	1,268	1,363

Comparison of the year ended December 31, 2017 to the year ended December 31, 2016 and to the year ended December 31, 2015

Results of Operations

	December 31,
	2017	2016	2015
	(in thousands of USD)
Research and development expenses	1,943	740	240
General and administrative expenses	3,810	1,268	1,363
Other expense (income), net	1	(8)	961
Operating loss	5,754	2,000	2,564
Financial Expense (income), net	490	7	4
Loss	6,244	2,007	2,617
Loss attributable to holders of Ordinary Shares	6,244	1,993	2,541

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2017 amounted to $1,943, representing an increase of $1,203, or 163%, compared to $740 for the year ended December 31, 2016. The increase was primarily attributable to an increase of $511 in clinical studies and an increase of $312 in Chemistry and formulations, reflecting the initiation of clinical study and increase in chemistry and formulations development. Research and development expenses for the year ended December 31, 2017 reflect increased research and development operations due to the initiation of clinical trials of cannabinoid projects.

Our research and development expenses for the year ended December 31, 2016 amounted to $740, representing an increase of $500,000, or 208%, compared to $240 for the year ended December 31, 2015. The increase was primarily attributable to an increase of $246 in salaries, related personnel expenses and share-based payments, reflecting an increase in the number of employees and an increase of $254 in other research and development expenses. Research and development expenses for the year ended December 31, 2015 reflects increased research and development operations which mainly consisted of maintaining our previous Anti-CD3 project, which is no longer our focus, and the initiation of cannabinoid projects.

General and administrative expenses

Our general and administrative expenses totaled $3,810 for the year ended December 31, 2017, representing a decrease of $2,542, or 200%, compared to $1,268 for the year ended December 31, 2016. The increase was primarily attributable to an increase in wages and related expenses, Share-based payments, Professional and directors fees and Investor relations and business expenses.

Our general and administrative expenses totaled $1,268 for the year ended December 31, 2016, representing a decrease $95, or 7%, compared to $1,363 for the year ended December 31, 2015.

Operating loss

Our operating loss for the year ended December 31, 2017 was $5,754, representing an increase of $3,754, or 188%, as compared to an operating loss of $2,000 for the year ended December 31, 2016.

Our operating loss for the year ended December 31, 2016 was $2,000, representing a decrease of $564, or 22%, as compared to an operating loss of $2,564 for the year ended December 31, 2015.

Financial expense and income

Financial expense and income consist of exchange rate differences, bank fees and other transactional costs.

We recognized financial expenses net, for the year ended December 31, 2017, of $490, representing an increase of $483, or 6,900%, as compared to financial expenses of $7 for the year ended December 31, 2016. The increase was primarily due to exchange rate valuation losses on dollar balances.

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2017 was $6,244, representing an increase $4,237, or 211%, as compared to $2,007 for the year ended December 31, 2016.

As a result of the foregoing, our comprehensive loss for the year ended December 31, 2016 was $2,007, representing a decrease of $610, or 23%, as compared to $2,617 for the year ended December 31, 2015.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2017. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Risk free interest rate - The risk free interest rate is based on the US Treasury yield curve, in accordance with the option’s contractual term.

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

Overview

Since our inception in 2004, and through December 31, 2017, we have funded our operations principally with NIS $40,424 from the issuance of Ordinary Shares (including ADSs) and warrants. As of December 31, 2017, we had $9,195 in cash and cash equivalents, and an additional amount of $24 in short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	December 31,
	2017	2016	2015
	(in thousands of USD)
Operating activities	(4,579)	(1,474)	(1,403)

Investing activities	(53)	(5)	(1)

Financing activities	13,175	565	2,748

Net increase (decrease) in cash and cash equivalents	8,519	(897)	1,416

Operating Activities

Net cash used in operating activities was NIS $4,579 during 2017 in comparison $1,474 during 2016. The increase of $3,105 was primarily attributable to an increase in research and development and general and administrative.

Net cash used in operating activities was $1,474 during the year ended December 31, 2016 in comparison to $1,403 during 2015. The increase of $71 was primarily attributable to an increase in research and development and general and administrative.

Investing Activities

Net cash used in investing activities of $53 during the year ended December 31, 2017 primarily reflected purchasing of equipment.

Net cash used in investing activities of $5 during 2016 primarily reflected purchasing of equipment.

Net cash used in investing activities of $1 during 2015 primarily reflected purchasing of equipment.

Financing Activities

Net cash provided by financing activities of $13,175 in the year ended December 31, 2017 consisted mainly of $13,800 of net proceeds from the exercise of warrants, offset by expenses relating to our U.S. initial public offering and listing on NASDAQ in March 2017, of $2,021.

Net cash provided by financing activities in the year ended December 31, 2016 consisted of $565 of net proceeds from issuance of Ordinary Shares and exercise of share options. Net cash provided by financing activities in the year ended December 31, 2015 consisted of $2,748 of net proceeds from issuance of Ordinary Shares.

In March 2017, we issued 5,357,143 Ordinary Shares in a private placement, at a price per share of NIS 0.70 (approximately $0.19). In addition, the investor is entitled to preemptive rights to participate in its future private placements upon the same terms offered to future investors, on a pro-rata basis to his holdings. Since we issued ADSs in the IPO which took place in March 2017 at a public offering price of USD $6.00 per ADS, which is less than USD $7.71 per ADS (approximately USD $0.19 per Ordinary Share), we issued the investor an additional 1,529,910 Ordinary Shares.

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

As of December 31, 2017, our cash and cash equivalents including short-term bank deposits were $9,195. On April 17, 2018 we invested in unrelated third party convertible equity in the amount of $500.

We believe that our existing cash resources, including the funds that we raised in our March 2017 offering, will be sufficient to fund our current operations at least until June 30, 2019; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2017:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
Facility (7)	17	17
License agreements (1-6)	1,458	1,334	124

(1)	As of December 31, 2017, we had contractual obligations with respect to (1) our term sheet with Belvit relating to the development of a sublingual tablet and a phase I PK/ bioavailability study, in the amount of $370,000, (2) investigator initiated study contract with Yale University to conduct a phase IIa clinical trial, in the amount of $124,000, (3) our agreement with Assuta Medical Center to conduct a Phase IIa, sponsor-initiated trial for the treatment of Obstructive Sleep Apnea (OSA) using our proprietary cannabinoid-based technology, THX-110, in the amount of $65,000, (4) our agreement with Dalhousie University to conduct a pre-clinical study with the goal of testing the effect of THX-130, in the amount of $ 33,000, (5) our agreement with FGK Clinical Research GmbH ("FGK") to perform CRO activities for the Tourette syndrome study, in the amount of $580,000, (6) our agreement with Comprehensive Research Institute ("CRI") for the assessment of its proprietary combinational therapy THX-110 in patients suffering from chronic low back pain for which existing medicines do not provide adequate relief, in the amount of $100,000, and (7) our lease agreement with a third party ("the Lease Agreement") for an area of approximately 200 square meters, in the amount of $186,000.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of April 30, 2018:

Name	Age	Position
Dr. Ascher Shmulewitz	61	Chairman of the Board of Directors and Interim Chief Executive Officer
Oz Adler	32	Chief Financial Officer
Doron Ben Ami	55	Chief Strategy Officer
Dr. Adi Zuloff-Shani	49	Chief Technologies Officer
Amit Berger (1) (2) (3) (4)	53	Director
Dr. Yafit Stark (1) (2) (3) (4)	64	Director
Zohar Heiblum (1) (2) (3) (4)	63	Director
Stephen M. Simes (4)	66	Director
Mark E. Groussman (4)	45	Director
Eric So (4)	54	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director (as defined under Israeli law)
(4)	Independent Director (as defined under NASDAQ Stock Market rules)

Dr. Ascher Shmulewitz has served as our Chairman since January 2014 and on our Board of Directors since February 2013 and was appointed our Interim Chief Executive Officer on November 1, 2017. Dr. Shmulewitz is an inventor, investor and serial entrepreneur in biomedical technologies. Dr. Shmulewitz has founded and invested in over two dozen life science companies including NeoVision Corp, Labcoat Medical Ltd. Arteria Corp, Circulation Inc. and X-Cardia Inc., and has led multiple of these companies to successful exits, including through merger and acquisition transactions with large medical device companies. Dr. Shmulewitz has vast experience in the venture capital arena as an investor, manager and entrepreneur in dozens of companies and ventures. In 1995, Dr. Shmulewitz co-founded San Francisco Science and the Incumed Group, companies that provide seed funding, and is the founder of Medgenesis Partners Ltd., an Israeli private investment firm and incubator that has invested in over a dozen ventures. Dr. Shmulewitz previously held senior executive positions at Advanced Technology Laboratories Inc. (from 1988 to 1992). Dr. Shmulewitz received an M.D. degree from The Technion Medical School and a Ph.D. degree in Engineering from Tel Aviv University, Israel.

Mr. Oz Adler, CPA, has served as our Chief Financial Officer since April 24, 2018 and as our VP Finance from March 1, 2018 until April 24, 2018. He previously served as our Controller commencing in September 2017. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting. Since 2012, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. degree in Accounting and Business management from The College of Management, Israel.

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

Mr. Stephen M. Simes has served on our Board of Directors since December 2016. From March 2014 until January 2016, Mr. Simes served as Chief Executive Officer and a member of the Board of Directors of RestorGenex Corporation, a publicly listed company with a focus on oncology (acquired through merger by Diffusion Pharmaceuticals, Inc.). Prior to such time, Mr. Simes served as Vice Chairman, President and Chief Executive Officer and a member of the Board of Directors of BioSante Pharmaceuticals, Inc. from 1998 until June 2013 when BioSante merged with and renamed to ANI Pharmaceuticals, Inc. BioSante, whose common stock was listed on The NASDAQ Global Market, was a specialty pharmaceutical company focused on developing products for women’s and men’s health. From 1994 to 1997, Mr. Simes was President and Chief Executive Officer and a member of the Board of Directors of Unimed Pharmaceuticals, Inc. (currently a wholly owned subsidiary of AbbVie, Inc.), a company with a product focus on infectious diseases, AIDS, endocrinology and oncology. From 1989 to 1993, Mr. Simes was Chairman, President and Chief Executive Officer of Gynex Pharmaceuticals, Inc., a company which concentrated on the AIDS, endocrinology, urology and growth disorders markets. In 1993, Gynex was acquired by Savient Pharmaceuticals Inc. (formerly Bio-Technology General Corp.), and from 1993 to 1994, Mr. Simes served as Senior Vice President and director of Savient Pharmaceuticals Inc. Mr. Simes’s career in the pharmaceutical industry started with G.D. Searle& Co. (now a part of Pfizer Inc.). Mr. Simes has a B.Sc. degree in Chemistry at Brooklyn College of the City University of New York and an M.B.A. in Marketing and Finance from New York University.

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

Mr. Eric So joined our board in June 2017. Mr. So has over 15 years’ experience advising both private and public companies. He has been the Managing Director, Co-founder and Chief Strategy Officer for Globalive Technology Partners Inc. since December 2017 and has been Chairman of HyperBlock Technologies Corp. since October 2017. Mr. So has served as Chief Legal and Corporate Development Officer, a private internet marketing company, since 2012. Mr. So served as a director of Riot Blockchain, Inc. from October 2017 until February 2018.  An alumnus of Torys LLP, Eric holds a Bachelor of Science from McGill University and a law degree from the University of Windsor.

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

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management, as a group for the year ended December 31, 2017. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2017.

	Salary/ Fee and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 10 persons	$1,029	14	$312

In accordance with the Companies Law, the table below reflects the compensation granted to our six most highly compensated officers during or with respect to the year ended December 31, 2017.

Annual Compensation (in USD)

Executive Officer	Salary/ Fee and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total

Dr. Ascher Shmulewitz, Interim CEO and Chairman (1)	$212	$-	$34	$246

Dr. Adi Zuloff-Shani, Chief Technologies Officer	$139	$23	$30	$192

Guy Goldin, Former Chief Financial Officer (2)	$72	$-	$43	$115

Dr. Elran Haber, Former Chief Executive Officer (3)	$181	$22	$33	$236

Josh Blacher, Former Chief Financial Officer (4)	$200	$36	$43	$279

Doron Ben Ami, Chief Strategy Officer	$29	$-	$4	$33

(1) Dr. Shmulewitz was appointed our Interim CEO in November 2017.

(2) Mr. Goldin served as the Company’s Chief Financial Officer until May 2017.

(3) Dr. Haber served as our Chief Executive Officer until October 2017.

(4)  Mr. Blacher served as our Chief Financial Officer until December 2017.

Employment and Services Agreements with Executive Officers

We have entered into written employment agreements and/or consulting agreements with each of our executive officers (including with our Chairman and Interim Chief Executive Officer). All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Most of these agreements are terminable by either party upon 30 days’ prior written notice. However, a longer 90 day notice period is required with respect to our Interim Chief Executive Officer and Chairman. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and compensation committee and approved annually by our Board of Directors that also set the bonus targets for our Interim Chief Executive Officer and our Chairman.

Upon the consummation of our March 2017 U.S. initial public offering and based on quantitative targets achieved and met pursuant to our Targets Plan for the year 2017, our compensation committee and Board of Directors approved that each of our Chief Executive Officer and Chairman was entitled to an annual one-time bonus equal to three monthly fees, or approximately NIS 285,000 (approximately $95,000). Accordingly, our Chief Executive Officer was paid NIS 135,000 equal to three month’s salary (NIS 45,000 per month) and our Chairman was paid NIS 150,000 equal to three month’s salary (NIS 50,000 per month). Additionally, upon the consummation of the March 2017 initial public offering, options to purchase 700,000 Ordinary Shares previously granted to our Chief Executive Officer were vested immediately.

The aggregate compensation we paid to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2017, was approximately $1,1 million. This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave, and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional, and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the estimated fair value of share-based compensation (share options to purchase Ordinary Shares) in the amount of approximately $187). In addition, as of December 31, 2017, share options to purchase an aggregate of 12,794,361 Ordinary Shares granted to our executive officers were outstanding under our Israeli Share Option Plan (2005), or the 2005 Plan, at a weighted average exercise price of approximately $0.18 per share.

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

Our Board of Directors presently consists of seven members. We believe that Mr. Berger, Mr. Heiblum, Dr. Stark, Mr. Simes, Mr. Groussman and Mr. So are “independent” for purposes of the NASDAQ Stock Market rules. Our articles of association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. Pursuant to the Companies Law, the management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the employment agreement that we have entered into with him (whose terms are approved with the prior review and approval of our compensation committee, the Board of Directors and the general meeting of our shareholders). All other executive officers are appointed by the Board of Directors or by our Chief Executive Officer, provided that he was authorized by the Board of Directors to do so. Their terms of employment are subject to the approval of the Board of Directors’ compensation committee (see “—Compensation Committee”) and of the Board of Directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, to the extent required under applicable law (see the description of the External Directors Relief Resolution below, under “—External Directors”), and whose term is set for a three-year term, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

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

Our Board of Directors is required to elect one director to serve as the Chairman of the Board of Directors to preside at the meetings of the Board of Directors, and may also remove that director as Chairman. Pursuant to the Companies Law, neither the Chief Executive Officer nor any of his or her relatives is permitted to serve as the Chairman of the Board of Directors, and a company may not vest the Chairman or any of his or her relatives with the Chief Executive Officer’s authorities. In addition, a person who reports, directly or indirectly, to the Chief Executive Officer may not serve as the Chairman of the Board of Directors; the Chairman may not be vested with authorities of a person who reports, directly or indirectly, to the Chief Executive Officer; and the Chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or Chairman of a controlled company. However, the Companies Law permits the company’s shareholders to determine, for a period not exceeding three years from each such determination, that the Chairman or his or her relative may serve as Chief Executive Officer or be vested with the Chief Executive Officer’s authorities, and that the Chief Executive Officer or his or her relative may serve as Chairman or be vested with the Chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least the majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, our Chairman is also acting as our Interim Chief Executive Officer, which was approved by our shareholders at our 2017 annual general meeting.

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

Prior to the consummation of our U.S. initial public offering and listing on NASDAQ, our Board of Directors was the only formal body that reviewed our financial statements as permitted under the Companies Law, and in such capacity oversaw and monitored: our accounting and financial reporting processes and controls, audits of the financial statements, compliance with legal and regulatory requirements as they relate to financial statements or accounting matters and the independent registered public accounting firm’s qualifications, independence and performance. Under Israeli law and regulations, we were exempted from appointing a financial statement examination committee, following our Board of Directors’ ascertainment that certain requirements under the regulations exists, so to allow us to use said exemption. In lieu of the committee, our Board of Directors was required to comply with certain conditions and its composition had to meet certain requirements when had approved our financial statements. Following the consummation of our U.S. initial public offering and listing on NASDAQ our audit committee charter came into effect, and is currently also responsible, among others, to oversee our accounting and financial reporting processes and our audits of the financial statements, including considering and making recommendations to our board with respect to the financial statements, reviewing and discussing the financial statements and presenting its recommendations with respect to the financial statements to our board prior to the approval of the financial statements by our board. See “— Committees of the Board of Directors – Audit Committee” below.

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

With respect to the committees of the Board, see “Committees of the Board of Directors” below.

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

With respect to approving transactions, to which Dr. Shmulewitz and/or Mr. Meizler are a party to and/or has or might have personal interest in, we have taken upon ourselves since February 2013 (pursuant to the ISA’s request) that so long as no substantial changes are made with respect to our shareholders composition, following Dr. Shmulewitz’s and Mr. Meizler’s investment in us, any material transaction that we intend to pursue, which one of them is, directly or indirectly, a party to or has or might have personal interest in (except for transactions and decisions on indemnity, directors’ fees, insurance, etc., which apply uniformly to all directors) will be examined in coordination with the ISA as to the manner of which such transaction should be approved prior to its approval.

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

We have adopted an audit committee charter setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and NASDAQ Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	considering and making recommendations to the Board of Directors on our financial statements, reviewing and discussing the financial statements and presenting its recommendations with respect to the financial statements to the Board of Directors prior to the approval of the financial statements by our Board of Directors;

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the Board of Directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our Board of Directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our Board of Directors if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations.

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

The duties of the compensation committee include the recommendation to the company’s Board of Directors of a policy regarding the terms of engagement of office holders, to which we refer as a “Compensation Policy”. The compensation policy must be adopted by the company’s Board of Directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders and is subject to special majority requirements. On March 24, 2014, our shareholders approved our compensation policy and our shareholders approved an amended compensation policy at our 2017 annual general meeting of shareholders on November 2, 2017.

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

We have approved a five year framework, where the yearly premium will not exceed the sum of $200,000 (allowing an annual increase of 15%), with a liability limit of up to $25,000,000 per event per annum, and additional side A DIC liability limit of up to $10,000,000, and including an 84 months run-off insurance under reasonable customary terms. This framework entered in effect following the consummation of our U.S. initial public offering in March 2017.

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

As of April 30, 2018, we have four members of senior management (including our Chairman), of which three are full-time employees, and one is service provider, providing his service on a part-time basis. In addition, we have seven other full-time employees, all located in Israel. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli and Industry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

The following table lists as of April 30, 2018, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors

Dr. Ascher Shmulewitz	4,181,426	(3)	2.83%

Oz Adler	200,000	(4)	*

Doron Ben Ami	100,000	(5)	*

Dr. Adi Zuloff-Shani	366,665	(6)	*

Stephen M. Simes	341,689	(7)	*

Amit Berger	62,520	(8)	*

Dr. Yafit Stark	62,520	(8)	*

Zohar Heiblum	62,520	(8)	*

Mark E. Groussman	62,520	(8)	*

Eric So	62,520	(8)	*

All directors and executive officers as a group (10 persons)	5,502,380		3.73%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 139,885,534 Ordinary Shares issued and outstanding as of April 30, 2018 plus Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes (i) 669,703 Ordinary Shares and options to purchase 423,037 Ordinary Shares at an exercise price of NIS 0.79 (approximately $0.23) per share, held directly by Dr. Shmulewitz , (ii) 2,242,846 Ordinary Shares, held by Dekel, which is an Israel company controlled by Dr. Shmulewitz; and (iii) options to purchase 250,000 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share, options to purchase 279,169 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share and options to purchase 283,320 Ordinary Shares at an exercise price of NIS 0.67 (approximately $0.19) per share held by Medgenesis Partners Ltd., which, to the best of our knowledge, is an Israeli company controlled by Dr. Shmulewitz.

(4)	Includes options to purchase 200,000 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share.

(5)	Includes options to purchase 100,000 Ordinary Shares at an exercise price of NIS 0.99 (approximately $0.28) per share.

(6)	Includes options to purchase 291,665 Ordinary Shares at an exercise price of NIS 1.06 (approximately $0.30) per share and options to purchase 75,000 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share.

(7)

Includes options to purchase 279,169 Ordinary Shares at an exercise price of NIS 0.86 (approximately $0.25) per share and options to purchase 62,520 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share.

(8)	Includes options to purchase 62,520 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share.

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

Under the plans, we grant options to purchase our Ordinary Shares to our officers, employees, consultants and other service providers. As of April 30, 2018, 31,000,000 Ordinary Shares were reserved for issuance under the plans, of which options to purchase 22,719,525 Ordinary Shares were issued and outstanding thereunder. Of such outstanding options, options to purchase 8,745,702 Ordinary Shares were vested as of April 30, 2018, with a weighted average exercise price of NIS 0.59 (approximately $0.17) per share.

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

The following table presents as of April 30, 2018 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The data presented are based on information provided to us by the Major Shareholders or disclosed in public regulatory filings.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all Ordinary Shares shown to be beneficially owned by them. Unless otherwise noted below, each beneficial owner’s address is: c/o Therapix Biosciences Ltd., 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our Company.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percent of Class(2)

John Stetson	7,464,000	5.3%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	The percentages shown are based on 139,885,524 Ordinary Shares issued and outstanding as of April 30, 2018.

Changes in Percentage Ownership by Major Shareholders

There were no changes in percentage ownership by Major Shareholders (i.e., of or more than 5% of our issued and outstanding share capital) except as detailed below:

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

Record Holders

As of April 30, 2018, there were four holders of record of our Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of most our shareholders who hold Ordinary Shares that are traded on the TASE are recorded in the name of our Israeli share registrar, Mizrahi-Tefahot Nominees Company Ltd. As of April 30, 2018, there were no record holders of our Ordinary Shares in the United States.

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

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our employees, officers, service providers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under Item 6.E. “Share Ownership—Equity Incentive Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for 90 days after such termination.

Dekel License Agreement

In May 2015, we entered into a license agreement, which became effective in August 2015, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, the Chairman of our Board of Directors and our Interim Chief Executive Officer, under which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. See Item 4.B. “Business Overview—Intellectual Property” for additional information. Pursuant to the license agreement, we granted options to purchase 3,876,000 of our Ordinary Shares at an exercise price per share of NIS 0.50 and additional options to purchase 11,926,154 of our Ordinary Shares at an exercise price per share of NIS 0.65. Dekel subsequently transferred options to purchase 3,352,458 Ordinary Shares to Jay’s Thera Ltd., one of our Major Shareholders. As of the date hereof, Jay’s Thera has exercised all of the options for aggregate consideration of NIS 1,923,000.

In May 2016, we issued Dekel 200,000 Ordinary Shares in consideration of an NIS 100,000 future royalty payment under the license agreement. Pursuant to the license agreement, we are obligated to pay Dekel certain payments subject to a completion of milestones. During November 2016, we achieved the first milestone under the license agreement, success of pre-clinical studies with Dekel’s technology. Therefore, as of November 2016, we had an obligation to pay a milestone payment of $25,000 (approximately NIS 94,000). This payment was paid in cash in March 2017. On April 24, 2018, we paid to Dekel the second milestone under the license agreement in the amount of $75,000 upon the successful completion of our Phase IIa trial.

On November 2017, at the annual general meeting of our shareholders, our shareholders approved an amendment to the license agreement, dated as of September 17, 2017, in which if we close a financing round of at least $5 million by June 30, 2018 including appropriate filings with and obtainment of the required approvals of the Israeli Securities Authority and the TASE (and the NASDAQ or SEC, if required)], all potential royalties, sub-royalties, milestones and any other financial consideration (and future considerations) referred to in our license agreement with Dekel, will be an automatic converted into 19,000,000 Ordinary shares of the Company (equivalent to 475,000 ADSs).

In making its determination of the number of Ordinary Shares that shall be issued by us to Dekel pursuant to the Second Amendment, we engaged two independent, leading firms in the area of (i) commercial assessment of pharmaceutical assets in clinical development (“CA Consultant”) and (2) fair market valuation (“DCF Consultant”). The process with the CA Consultant consisted of: (a) characterizing the foundational market dynamics and commercial opportunities for new entrants into the disease areas in which the Company is focused; (b) conducting the appropriate secondary and primary research (including exhaustive interview with 30 key opinion leaders) to inform the above; (c) developing a topline financial model representing the clinical/commercial opportunity for a new agent in the future treatment armamentarium in the disease areas; and (d) creating a commercial landscape deliverable that can support internal decision processes and external shareholder communication. Thereafter, the DCF Consultant, which is one of the “Big-Four” international accounting firms (but not including the Company’s current accounting firm) performed a fair value analysis of Dekel’s potential revenues that could be derived from the royalties, sub-licensing fees, and all other remuneration. The DCF Consultant performed a fully-integrated discounted cash flow analysis based on the conclusions of the CA Consultant, along with various sensitivity analyses. The risk adjusted fair value of Dekel’s potential revenues based on the aforementioned methodologies was determined to be 19,000,000 Ordinary Shares.

Except as mentioned above, no other milestone was achieved during 2017.

Josh Blacher Separation Agreement

We entered into a mutually-amicable separation agreement (the “Separation Agreement”) with our former Chief Financial Officer on December 19, 2017 (the “Effective Date”). Mr. Blacher served as the Company’s Chief Financial Officer from May 2017 until December 2017. Under the terms of the Separation Agreement, Mr. Blacher received severance in the amount of (i) three months’ salary through the end of the notice period following the Effective Date and (ii) a bonus equal to two months of salary. In addition, all of Mr. Blacher’s outstanding options to purchase 47,500 American Depositary Shares were deemed fully vested as of the Effective Date and able to be exercised by June 19, 2018.

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

On February 3, 2016, we received a notice of opposition filed anonymously with the European Patent Office, in connection with a divisional European application for a patent relating to our Anti-CD3 technology, which we are currently in the process of selling in connection with a sale of our former subsidiary, Orimmune, to Karma Link. Additional patents covering this technology in other territories were not challenged. Karma Link should, under the current agreement, bear the costs of the proceedings. On October 31, 2016, we received an invitation to attend oral proceedings. We are required to submit a response to such invitation by the end of May 2017. We do not foresee any material effect on our business should the opposition succeed, unless Karma Link will refuse to continue to bear the costs of the proceedings. In such an event, we will need to consider whether to abandon the technology, which would have no material relevance to our current business activities, or bear the costs of the proceeding. Furthermore, we do not believe that the sale of the technology (or its return to Hadassit) nor the sale of our holdings in Orimmune will be effected should the opposition succeed.

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

Our Ordinary Shares have been trading on the TASE under the symbol “THXBY” since December 26, 2005. Our ADSs commenced trading on the OTC Markets on October 6, 2014 under the symbol “THXBY”. On March 22, 2017, our ADSs, each of which represents forty of our Ordinary Shares, commenced trading on the NASDAQ Capital Market under the symbol “TRPX.”

The following table sets forth, for the periods indicated, the reported high and low closing prices of our Ordinary Shares on the TASE in NIS and U.S. dollars. U.S. dollar per Ordinary Share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS Price Per Ordinary Share		U.S.$ Price Per Ordinary Share
	High	Low	High	Low
Annual:
2017	0.88	0.40	0.25	0.11
2016	1.04	0.62	0.26	0.16
2015	0.99	0.37	0.26	0.09
2014	1.13	0.38	0.33	0.10
2013	1.77	0.55	0.49	0.15
2012	14.21	1.31	3.70	0.35

Quarterly:
Fourth Quarter 2017	0.49	0.45	0.25	0.12
Third Quarter 2017	0.55	0.50	0.15	0.14
Second Quarter 2017	0.73	0.54	0.20	0.15
First Quarter 2017	0.84	0.69	0.23	0.19
Fourth Quarter 2016	0.83	0.62	0.21	0.16
Third Quarter 2016	0.93	0.77	0.24	0.21
Second Quarter 2016	1.01	0.82	0.27	0.21
First Quarter 2016	1.04	0.85	0.26	0.22

Most Recent Six Months:
March 2018	0.52	0.48	0.15	0.14
February 2018	0.50	0.48	0.14	0.14
January 2018	0.55	0.53	0.16	0.15
December 2017	0.48	0.47	0.14	0.13
November 2017	0.48	0.46	0.14	0.13
October 2017	0.49	0.46	0.14	0.13

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Capital Market, OTCQX and OTCQB, as applicable, in U.S. dollars.

	U.S.$ Price Per ADS
	High	Low
Annual:
2017	10.95	4.26
2016	8.02	7.80
2015	7.80	4.30
2014 (from October 6, 2014)	6.00	4.30

Quarterly:
Fourth Quarter 2017	7.59	4.26
Third Quarter 2017	6.27	5.01
Second Quarter 2017	7.74	5.20
First Quarter 2017	10.95	6.3
Fourth Quarter 2016	8.02	8.02
Third Quarter 2016	8.02	8.02
Second Quarter 2016	8.02	7.80
First Quarter 2016	7.80	7.80

Most Recent Six Months:
March 2018	6.01	5.64
February 2018	6.31	5.25
January 2018	6.21	5.08
December 2017	7.59	5.34
November 2017	7.12	4.90
October 2017	5.73	4.26

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed on the TASE. Our ADSs are listed on the NASDAQ Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of the company’s issued and outstanding share capital and at least 1% of the company voting rights, or one or more shareholder, which holds at least 5% of the Company’s voting rights.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 24% of a company’s taxable income (under a proposed legislation the corporate tax rate will be reduced to 23% in the years 2018 and 2019). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

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

Real Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 24%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2018, and in 2019).

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

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares or ADSs at the rate of 24%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a controlling shareholder at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares or ADSs who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

We believe that we may have been a PFIC during 2017 although we have not determined whether we will be a PFIC in 2018, or in future years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. As of December 31, 2017, approximately half of our liquid assets is held in U.S. dollars, and the majority of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase our loss for 2017 by 2% and 1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

The primary purposes of this offering were to advance the formulation and clinical development efforts in our Joint Pharma program (THX-110 product candidate); to advance the formulation and clinical development efforts in our BrainBright Pharma program (THX- 130 product candidate); and the remainder for working capital and general corporate purposes, and possible in-licensing of additional intellectual property and product candidates.

As of December 31, 2017 we have used the net proceeds of this offering as follows:

(i)	Approximately $1.7 million for R&D activities; and

(ii)	Approximately $3.4 million for business development, G&A expenses and working capital.

We expect to use the remainder of the net proceeds of the offering as follows:

(i)	Approximately $4.1 million for R&D activities; and

(ii)	Approximately $3.2 million for business development, G&A expenses and working capital.

We believe that the net proceeds from the offering, together with our cash reserves preceding the offering, should be sufficient at least until June 30, 2019, for the following purposes:

(i)	Approximately $1.7 million to advance the formulation and clinical development efforts in our Joint Pharma program (THX-110 product candidate), allocated as follows:

○	approximately $20,000 to complete a POC, Phase IIa clinical trial in the United States;

○	approximately $1.2 million to complete Phase IIb clinical trial in Europe; and

○	approximately $500,000 to initiate a POC, Phase IIa clinical trial in Israel or the United States for additional indication; and

○	the remainder to fund general formulation development and product manufacturing for clinical trials.

(ii)	Approximately $1.4 million to advance the formulation and clinical development efforts in our BrainBright Pharma program (THX-130 product candidate), allocated as follows:

○	approximately $400,000 to complete a Phase I clinical trial in Canada or the United States;

○	approximately $1 million to initiate a POC, Phase IIa clinical trial in Israel or Europe; and

○	the remainder to fund general formulation development and product manufacturing for clinical trials.

(iii)	The remainder for working capital and general corporate purposes, and possible in-licensing of additional intellectual property and product candidates.

Our expected use of net proceeds from the offering represents our current intentions based upon our present plans and business condition. As of the date of this annual report, we cannot predict with certainty any or all of the particular uses for the net proceeds we received upon the completion of the offering, or the amounts, if any, that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the progress of our clinical development and regulatory efforts, the status and results of the clinical trials, the pace of our partnering efforts in regards to manufacturing and commercialization and the overall regulatory environment. As a result, our management will have broad discretion in the application of the net proceeds, which may include uses not set forth above, and investors in our securities will be relying on our judgment regarding the application of the net proceeds from the offering.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, or IFRS. We have a program for the review of our internal control over financial reporting to ensure compliance with the requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act. Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

●	provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and our chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the COSO as at December 31, 2017. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2017.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kost Forer Gabbay & Kasierer (a member of EY Global), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2016 and 2017.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2017	2016

Audit fees (1)	$160,000	$70,700
Audit-related fees	-	-
Tax fees (2)	$11,700	$3,385
All other fees	-	-
Total	$171,700	$74,085

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns, and fees relating to our public offering of ADSs.
(2)	Includes on going tax consultation.

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
4.3^

License Agreement dated March 30, 2017, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (filed as Exhibit 4.3 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017, and incorporated herein by reference).

4.4^	Term Sheet for License dated June 7, 2016 between the Company and Belvit Pharma LLC (filed as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.5	Israeli Share Option Plan (2015) (filed as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.6	Israeli Share Option Plan (2005) (filed as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.7	Employment Agreement dated February 15, 2016, as amended on April 17, 2016, by and between the Company and Dr. Elran Haber (filed as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.8	Consulting Agreement dated November 29, 2015, by and between the Company and Mr. Doron Ben-Ami (filed as Exhibit 10.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.9	Financial Services Agreement dated November 2015, and addendum dated March 22, 2016, by and between the Company and Mr. Guy Goldin (filed as Exhibit 10.9 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.10	Employment Agreement dated February 16, 2016, by and between the Company and Dr. Adi Zuloff-Shani (filed as Exhibit 10.10 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.11	Consulting Agreement dated February 16, 2016, and addendum dated April 17, 2016, by and between the Company and Dr. Ascher Shmulewitz (filed as Exhibit 10.11 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.12	Form of Indemnification Agreement ( filed as Exhibit 4.12 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017, and incorporated herein by reference ).
4.13	Form of Exculpation Agreement (filed as Exhibit 10.13 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.14	Private Placement Agreement dated February 13, 2017, by and between the Company and Dr. Haim Amir (filed as Exhibit 10.14 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 3, 2017, and incorporated herein by reference).
4.15	Amendment to Private Placement Agreement dated February 28, 2017, by and between the Company and Dr. Haim Amir (filed as Exhibit 10.15 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 3, 2017, and incorporated herein by reference).
4.16	Second Amendment to License Agreement dated as of September 17, 2017, by and between the Company and Dekel Pharmaceuticals Ltd. (filed herewith).
4.17	Amended Compensation Policy approved by the Company’s shareholders on October 25, 2017 (filed as Annex B to Exhibit 1 to our Form 6-K filed on September 19, 2017, and incorporated herein by reference).
4.18	Separation Agreement dated December 19, 2017 between the Company and Josh Blacher (filed herewith).
4.19	Employment Agreement dated as of July 19, 2017 between the Company and Oz Adler (filed herewith).
4.20	Amendment to Employment Agreement dated as of March 1, 2018 between the Company and Oz Adler (filed herewith).
4.21	Amendment to Employment Agreement dated as of March 1, 2018 between the Company and Dr. Adi Zuloff-Shani (filed herewith).
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished herewith).
13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350 (furnished herewith).
101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2017 formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

^ Portions of this exhibit have been omitted pursuant to an order granting confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

THERAPIX BIOSCIENCES LTD.

By:	/s/ Ascher Shmulewitz
Ascher Shmulewitz, M.D., Ph. D
Chief Executive Officer

Date: April 30, 2018

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of THERAPIX BIOSCIENCES LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Therapix Biosciences Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009.

Haifa, Israel

April 30, 2018

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2017	2016
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash	5	$9,195	$676
Restricted cash	14m	24	11
Accounts receivable	6	278	117

		9,497	804

NON-CURRENT ASSETS:
Prepaid public offering costs		19	430
Property and equipment	7	50	11

		69	441

		$9,566	$1,245

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2017	2016
	Note	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	9	$1,017	$590
Other accounts payable	10	160	82

		1,177	672

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	15

Share capital		3,812	1,087
Share premium		36,612	26,600
Reserve from share-based payment transactions		5,311	4,449
Foreign currency translation reserve		782	321
Transactions with non-controlling interests		261	261
Accumulated deficit		(38,389)	(32,145)

Total equity		8,389	573

Total liabilities and equity		$9,566	$1,245

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31,
		2017	2016	2015
	Note	USD in thousands

Research and development expenses	17a	$1,943	$740	$240

General and administrative expenses	17b	3,810	1,268	1,363

		5,753	2,008	1,603

Other (income) expenses, net	17c	1	(8)	961

Operating loss		5,754	2,000	2,564

Finance income	17d	(1)	(1)	(5)

Finance expenses	17e	491	8	9

Company’s share of losses of an associate		-	-	49

Net loss		6,244	2,007	2,617

Attributable to:
Equity holders of the Company		6,244	1,993	2,541
Non-controlling interests		-	14	76

		6,244	2,007	2,617

Basic and diluted net loss per share attributable to equity holders of the Company	18	0.05	0.05	0.11

Basic and diluted loss per ADS attributable to equity holders of the Company	18	$2.14	$2.14	$4.39

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS COMPREHENSIVE INCOME

		Year ended December 31,
		2017	2016	2015
	Note	USD in thousands

Net loss		$6,244	$2,007	$2,617

Amounts that will not be reclassified subsequently to profit or loss:

Adjustments arising from translating financial statements from functional currency to presentation currency	2d	(461)	(190)	5

		(461)	(190)	5

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Adjustments arising from translating financial statements of foreign operation		-	-	(3)

Amounts transferred to the statement of profit or loss for sale of foreign operation		-	6	-

Total other comprehensive income (loss)		-	6	(3)

Total comprehensive loss		5,783	1,823	2,619

Attributable to:
Equity holders of the Company		5,783	1,979	2,543
Non-controlling interests		-	(156)	76

		$5,783	$1,823	$2,619

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Foreign currency translation reserve from associate	Warrants	Transactions with non- controlling interests	Accumulated deficit	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
	USD in thousands

Balance at January 1, 2015	$504	$21,193	$4,026	$3	$1,378	$261	$(27,611)	$209	$(37)	$(80)	$(117)

Loss	-	-	-	-	-	-	(2,541)	-	(2,541)	(76)	(2,617)
Total other comprehensive income (loss)	-	-	-	3	(97)	-	-	92	(2)	-	(2)

Total comprehensive loss	-	-	-	3	(97)	-	(2,541)	92	(2,543)	(76)	(2,619)
Issuance of shares (1)	207	1,250	-	-	-	-	-	-	1,457	-	1,457
Exercise of share options and warrants into shares	230	1,578	(346)	-	(170)	-	-	-	1,292	-	1,292
Expiration of warrants	-	1,111	-	-	(1,111)	-	-	-	-	-	-
Share-based payments	-	-	1,142	-	-	-	-	-	1,142	-	1,142

Balance at December 31, 2015	941	25,132	4,822	6	-	261	-30,152	301	1,311	(156)	1,155

Loss	-	-	-	-	-	-	(1,993)	-	(1,993)	(14)	(2,007)
Total other comprehensive income (loss)	-	-	-	(6)	-	-	-	20	14	170	184

Total comprehensive loss	-	-	-	(6)	-	-	(1,993)	20	(1,979)	156	(1,823)
Deconsolidation of a subsidiary (See Note 8b)	-	-	-	-	-	-	-	-	-	-	-
Exercise of share options	141	1,151	(378)	-	-	-	-	-	914	-	914
Expiration of share options	-	296	(296)	-	-	-	-	-	-	-	-
Share-based payments	5	21	301	-	-	-	-	-	327	-	327

Balance at December 31, 2016	1,087	26,600	4,449	-	-	261	(32,145)	321	573	-	573

Loss	-	-	-	-	-	-	(6,244)	-	(6,244)	-	(6,244)
Total other comprehensive income (loss)	-	-	-	-	-	-	-	461	461	-	461

Total comprehensive loss	-	-	-	-	-	-	(6,244)	461	(5,783)	-	(5,783)
Issuance of shares (2)	189	769	-	-	-	-	-	-	958	-	958
Issuance of shares (3)	2,207	7,928	-	-	-	-	-	-	10,135	-	10,135
Issuance of shares (4)	329	1,315	-	-	-	-	-	-	1,644	-	1,644
Share-based payments	-	-	862	-	-	-	-	-	862	-	862

Balance at December 31, 2017	$3,812	$36,612	$5,311	$-	$-	$261	$(38,389)	$782	$8,389	$-	$8,389

(1)	Net of issuance expenses of $22,000.
(2)	Net of issuance expenses of $61,000.
(3)	Net of issuance expenses of $1,865,000.
(4)	Net of issuance expenses of $156,000.

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2017	2016	2015
	USD in thousands

Cash flows from operating activities:

Net loss	$(6,244)	$(2,007)	$(2,617)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	5	4	3
Loss (gain) from sale of equipment	1	-	5
Share-based payment expense	862	327	1,142
Change in liability to the Israeli National Authority for Technological Innovation (“INATI”)	-	-	(49)
Company’s share in losses of associate	-	-	51
Finance expenses, net	525	2	(67)
Gain from sale of investments in investees	-	(34)	-

	1,393	299	1,085

Working capital adjustments:

Increase in accounts receivable	(143)	(110)	(46)
Increase in trade payables	349	233	154
Increase in other accounts payable	66	111	21

	272	234	129

Net cash used in operating activities	$(4,579)	$(1,474)	$(1,403)

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2017	2016	2015
	USD in thousands

Cash flows from investing activities:

Increase in restricted cash	$(11)	$-	$-
Purchase of equipment	(44)	(4)	(2)
Proceeds from sale of equipment	2	-	1
Proceeds from sale of an investment in previously consolidated subsidiary (a)	-	(1)	-

Net cash used in investing activities	(53)	(5)	(1)

Cash flows from financing activities:

Proceeds from issuance of share capital, warrants and share options (net of issuance expenses)	13,193	-	1,456
Proceeds from exercise of share options and warrants	-	914	1,292
Prepaid public offering costs	(18)	(349)	-

Net cash provided by financing activities	13,175	565	2,748

Exchange rate differences on cash and cash equivalents in foreign currency	(527)	(8)	77
Translation differences on cash and cash equivalents	503	25	(5)
Increase (decrease) in cash	8,519	(897)	1,416
Cash at the beginning of the period	676	1,573	157

Cash at the end of the period	$9,195	$676	$1,573

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2017	2016	2015
	USD in thousands

(a) Proceeds from sale of an investment in previously consolidated subsidiary:

The subsidiary’ assets and liabilities at date of sale:

Non-current liabilities	$-	$(205)	$-
Non-controlling interests	-	171	-
Gain from sale of subsidiary	-	33	-

	-	(1)	-

(b) Significant non-cash transactions:

Unpaid issuance costs	$-	$87	$-

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Therapix Biosciences Ltd. (“Therapix”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, Therapix and its subsidiaries (the “Company”) were mainly engaged in developing several innovative immunotherapy products and it owns patents in the immunotherapy field.

In August 2015, the Company revised its business strategy according to which it will focus on developing a portfolio of approved drugs based on cannabinoid molecules. The Company’s main focus will be on developing an entourage technology based cannabinoid drug for the Central Nervous System (“CNS”) indications, including, but not limited, to Tourette syndrome (“TS”), Pain, Obstructive Sleep Apnea (“OSA”) and a cannabinoid based drug for Mild Cognitive Impairment using the low dose technology.

The Company is a Dual-listed company, which has had its shares traded in the Tel-Aviv Stock Exchange (“TASE”) since December 26, 2005, on March 27, 2017, the Company completed an Initial Public Offering (“IPO”) in the United States and raised approximately $13.7 million [see Note 15e(2)]. Since the IPO the Company has had American Depository Shares (“ADSs”) registered with the US Securities and Exchange Commission (“SEC”) and has been listed on the NASDAQ stock market.

Therapix has three fully owned subsidiaries, NasVax Inc. (American company), Brain Bright Ltd. (Israeli company) and Weex Biosciences Ltd. (Israeli company) (“the Subsidiaries”). The subsidiaries are private and inactive companies, whose financial statements are consolidated with those of the Company. Therapix also owns approximately 27% of Lara Pharm Ltd.’s (“Lara”) share capital, however the Company does not have significant influence on Lara since it has no representation in Lara’s board of directors. Therapix wrote-off the entire investment in Lara during 2015 (see Note 8a).

Until June 2016, the Company also owned a subsidiary named Orimmune Bio Ltd. (“Orimmune”), which was sold during 2016 (see Note 8b).

The headquarters of Therapix are located in the Tel Aviv district (Givataaim), Israel.

All information in the financial statements regarding the ADSs is a presumption that all of the Company’s shares have been converted into ADS [Each ADS will represent forty (40) ordinary shares] (See Note 15).

The consolidated financial statements of the Company for the year ended December 31, 2017 were approved for issue on April 24, 2018 (“the Approval Date”).

b.	Functional currency and presentation currency (see Note 2d):

The financial statements are presented in US Dollars since the Company believes that preparing the financial statements in US Dollars provides more relevant information to the investors.

The functional currency of the Company is NIS, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (CONT.)

c.	The Company incurred a net loss of approximately $6.2 million and had negative cash flows from operating activities of approximately $4.6 million for the year ended December 31, 2017. As of December 31, 2017, the Company had an accumulated deficit of approximately $38.4 million as a result of recurring operating losses. As discussed in Note 1a above, the Company’s business strategy is to focus on developing an entourage technology based cannabinoid drug.

As the Company presently has no activities that generate revenues, the Company’s continued operation is dependent on its ability to raise funding from external sources. This dependency will continue until the Company will be able to finance its operations by selling its products or commercializing its technology.

As discussed in Note 1a above, the Company raised approximately $13.7 million in the IPO. Prior to the IPO, in early March 2017, the Company also raised $1 million in a private placement [see Note 15e(1)].

The Company’s management believes that the balance of cash held by the Company as of December 31, 2017, will be sufficient to finance its operating activities and meet its obligations for a period of at least eighteen months from the Approval Date.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The Company’s financial statements have been prepared on a cost basis, unless otherwise indicated.

The Company has elected to present the profit or loss items using the function of expense method.

The financial statements are presented in United States dollars (“USD” or “$”) and all values are rounded to the nearest thousand ($’000), except when otherwise indicated.

b.	The operating cycle:

The operating cycle of the Company is one year.

c.	Consolidated financial statements:

The consolidated financial statements include the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases

The financial statements of Therapix and its subsidiaries are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the subsidiaries are uniform and consistent with the policies applied in the financial statements of Therapix.

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

The financial statements are presented in US Dollars since the Company believes that preparing financial statements in US Dollars provides more relevant information to the investors.

The functional currency of the Company is NIS, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions.

Since the Company’s functional currency differs from the presentation currency, the financial statements are translated as follows:

a)	Assets and liabilities at the end of each reporting period (including comparative data) are translated at the closing rate at the end of the reporting period;

b)	Income and expenses for each period included in profit or loss (including comparative data) is translated at average exchange rates for the relevant periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions;

c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence or at average exchange rates for the relevant periods;

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date;

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity “foreign currency translation reserve”.

e.	Financial instruments:

1.	Financial assets:

Financial assets within the scope of IAS 39 (accounts receivable) are initially recognized at fair value plus directly attributable transaction costs.

After initial recognition, accounts receivable are measured at amortized cost.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	Financial instruments: (Cont.)

2.	Financial liabilities:

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	Financial instruments: (Cont.)

5.	Derecognition of financial instruments:

a)	Financial assets:

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Leases:

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

g.	Property:

Property is measured at cost, including direct acquisition costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Lab equipment	15
Computers	33
Office furniture and equipment	6
Leasehold improvements	see below

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

h.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Impairment of non-financial assets:

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

j.	Government grants:

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

l.	Revenue recognition:

The Company has not yet generated any revenues from the sale of goods or from the rendering of services.

m.	Finance income and expenses:

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

n.	Share/ADS-based payment transactions:

The Company’s employees and other service providers are entitled to remuneration in the form of share/ADS-based payments (“equity-settled transactions”).

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments at grant date. The fair value is determined using an acceptable option pricing model; see additional information in Note 16. In estimating fair value, the vesting conditions (consisting of service conditions and performance conditions other than market conditions) are not taken into account. The only conditions taken into account in estimating fair value are market conditions and non-vesting conditions.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Share/ADS-based payment transactions: (Cont.)

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

o.	Earnings (loss) per share/ADS:

Earnings (loss) per share or per ADS are calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted number of Ordinary shares or ADSs outstanding during the period.

Basic loss per share or ADS includes only shares or ADSs that were outstanding during the period.

Potential Ordinary shares or ADSs are included in the computation of diluted loss per share or per ADS when their conversion increases loss per share or ADS from continuing operations.

p.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Employee benefit liabilities: (Cont.)

2.	Post-employment benefits:

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

q.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Following are the types of provisions included in the financial statements:

Legal claims:

A provision for claims is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Company to settle the obligation and a reliable estimate can be made of the amount of the obligation.

r.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

r.	Fair value measurement: (Cont.)

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (CONT.)

a.	Judgments: (Cont.)

-	Determining the fair value of share-based payment transactions:

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

-	Research & Development costs:

Management makes assumptions regarding the expected cash flows to be used due to R&D costs, including clinical and preclinical studies.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“the new Standard”). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

-	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

-	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expenses separately.

-	Variable lease payments that are not dependent on changes in the Israeli CPI or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

-	In the event of change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and the effect of the remeasurement is an

-	The new Standard includes two exceptions according to which lessees are permitted to elect to apply a method similar to the current accounting treatment for operating leases. These exceptions are leases for which the underlying asset is of low value and leases with a term of up to one year.

-	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

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

The Company believes that the new Standard is not expected to have a material impact on the financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.)

b.	IFRS 15, “Revenue from Contracts with Customers”:

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

The new Standard is to be applied retrospectively for annual periods beginning on January 1, 2018. At this stage, the Company has not started to generate revenues yet, therefore the new Standard is not relevant.

c.	IFRS 9, “Financial Instruments”:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“IFRS 9”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.)

c.	IFRS 9, “Financial Instruments”: (Cont.)

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

The Company believes that the IFRS 9 is not expected to have a material impact on the financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	CASH

	December 31,
	2017	2016
	USD in thousands

Cash for immediate withdrawal - in NIS	$93	$349
Cash for immediate withdrawal - in USD	9,102	327

	$9,195	$676

NOTE 6:-	ACCOUNTS RECEIVABLE

	December 31,
	2017	2016
	USD in thousands

Prepaid expenses	$224	$9
Value added tax	54	43
Other receivables	-	65

	$278	$117

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	EQUIPMENT

2017:

	Computers	Lab equipment	Office furniture and equipment	Leasehold Improve-ments	Total
	USD in thousands

Cost:

Balance at January 1, 2017	$24	$11	$12	$-	$47
Additions during the year	13	-	9	22	44
Disposals during the year	(2)	-	-	-	(2)
Adjustments arising from translating financial statements from functional currency to presentation currency	1	2	2	1	6

Balance at December 31, 2017	36	13	23	23	95

Accumulated depreciation:

Balance at January 1, 2017	(20)	(9)	(7)	-	(36)
Additions during the year	(4)	1	(1)	(1)	(5)
Disposals during the year	1	-	-	-	1
Adjustments arising from translating financial statements from functional currency to presentation currency	(3)	(2)	-	-	(5)

Balance at December 31, 2017	(26)	(10)	(8)	(1)	(45)

Depreciated cost at December 31, 2017	$10	$3	$15	$22	$50

Depreciated cost at December 31, 2016	$4	$2	$5	$-	$11

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	INVESTMENT IN ASSOCIATE AND INVESTMENTS IN INVESTEES

a.	Investment in Lara

On June 15, 2014, a definitive investment agreement was signed between the Company and Lara, an Israeli company that operates in the field of medical cannabis and is developing a synthesized formulation that is based on cannabinoids to be administered through an inhaler, which determined, among others, that the Company will invest in Lara up to a total of $1.5 million, subject to the fulfillment of several prerequisites (the “Investment Agreement”).

Under the Investment Agreement the Company undertook to transfer to Lara an initial investment amount of $800,000 against shares that will represent about 48% of Lara’s issued and outstanding share capital (approximately 27% on a fully diluted basis including options to employees and consultants). The Company transferred to Lara $250,000 under the Investment Agreement during 2014. Under the Investment Agreement, the Company initially recorded an investment in an associate in the net amount of $133,000 and an investment in a financial derivative (option) in the amount of $90,000. During 2014, the Company recorded its share in Lara’s losses in the amount of $88,000 and other comprehensive income related to exchange difference of $3,000. As of December 31, 2014, the financial derivative was written off since its fair value was determined to be $0. During 2015, the Company recorded its share in Lara’s losses in the amount of $51,000 and other comprehensive income related to exchange difference of $3,000. As of December 31, 2015, the Company continued to hold shares of Lara representing approximately a 27% interest in the share capital of Lara and a director nominated by the Company served on Lara’s board of directors

In May 2016, following various claims that the parties held against each other, the Company and Lara signed a settlement and termination agreement (the “Settlement Agreement”). Under the Settlement Agreement, the parties agreed that the Company will continue to hold approximately 27% of Lara’s share capital, it will be exempt from making the remaining payments under the Investment Agreement and all other terms of the Investment Agreement will have no further binding effect. Under the Settlement Agreement, Lara’s founder was granted an option, for a period of 12 months, to purchase all of the Company’s holding in Lara for $500,000. This option was not exercised. Furthermore, pursuant to the Settlement Agreement, the Company’s representative on Lara’s board of directors resigned. Accordingly, the Company no longer has significant influence over Lara. As of December 31, 2017, the balance of the investment in Lara is $0.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	INVESTMENT IN ASSOCIATE AND INVESTMENTS IN INVESTEES (CONT.)

b.	Sale of previously consolidated subsidiary:

On June 22, 2016, the Company entered into a share transfer agreement (“the Transfer Agreement”) with its wholly owned subsidiary, Orimmune Bio Ltd. (“the Subsidiary”) and Karma Link Ltd. (“the Buyer”), whose controlling shareholder served as a director of the Company until February 2016, whereby the Company will sell its interests in the Subsidiary to the Buyer and take steps to transfer its rights in the Anti-CD3 technology (mainly consisting of the Company’s license from Hadasit Research Services & Development Ltd. (“Hadasit”), the Technology Transfer Company of Hadassah Medical Organization which owns the technology) (“the License”) and certain assets of the Company underlying the development of the technology, all under the terms specified below.

The Transfer Agreement mainly consists of the following:

1.	The Company will transfer its entire interests in the Subsidiary’s shares to the Buyer and exercise its best effort to assist in the assignment of the license to the Subsidiary, including certain intellectual property assets developed by the Company in connection with the license, and in obtaining all the necessary approvals.

2.	Subject to the completion of the License assignment process described above, the Company will be entitled to a predetermined rate (which is a low double-digit number) of all receipts which the Buyer (and its related parties, as defined in the Transfer Agreement) will receive from the Subsidiary or from third parties in connection with the shares and/or assets of the Subsidiary, up to an aggregate of approximately $10 million. For each receipt in excess of said aggregate amount, the Company will be entitled to a lower rate determined therefrom (also a low double-digit number).

3.	The Company will assign to the Buyer its right to increase its interests in the Subsidiary’s share capital according to the investment agreement of September 2, 2013 signed between the Company, the Subsidiary and Acebright Holdings Limited (another shareholder in the Subsidiary). During the interim period until the completion of the License assignment process, the Buyer will bear certain of the payments in respect of the License and/or resulting therefrom (including payments for holding the patents under the License and including payments for a pending patent opposition proceeding involving the License). These amounts are non-recoverable. During the interim period, any revenues that are received by the Company from the commercialization of the technology will be delivered to the Subsidiary, less various fees and expenses payable in respect of the License and additional payments which the Company is entitled to receive.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	INVESTMENT IN ASSOCIATE AND INVESTMENTS IN INVESTEES (CONT.)

b.	Sale of previously consolidated subsidiary: (Cont.)

In August 2016, the Transfer Agreement was executed, and no consideration was paid to the Company at such time. The Transfer Agreement included a mechanism in which the Company is entitled to receive future compensation in the event of, and based on, the Subsidiary’s future sale to a third party.

As a result of the loss of control, the Company recorded a capital gain in the amount of $33,000.

4.	During May 2017, an amendment to the Transfer Agreement was signed (the “Amendment”) between the Company, the Buyer and the Subsidiary (the “Parties”), in which the Parties acknowledged that the Company’s discussions with Hadasit regarding the possibility of assigning the License to the subsidiary, as contemplated in the Transfer Agreement, have yet to mature into an agreement with Hadasit, due to Hadasit’s objection to the proposed assignment.

As a gesture of good faith, the Company agreed to bear certain fees expenses related to the License incurred prior to the date hereof in the amount of $60,000, which were paid to the subsidiary. In addition, during a period of 6 months commencing as of the date of the amendment, the Company agreed to bear certain additional fees and expenses related to the License. It was determined that such additional amounts will not exceed $15,000. All such additional fees and expenses shall be coordinated with the approval of the Company in advance.

The Amendment stated that in the foregoing 6-month period, the Company would continue to use reasonable commercial efforts to convince Hadasit to agree to the assignment of the License to the Subsidiary, and to obtain the required approvals from the “Israel Innovation Authority” and any other third party, as applicable. In the event that the parties are unable to successfully assign the License within such 6-month period, the Company will be deemed to have satisfied its obligation to use reasonable commercial efforts according to the Transfer Agreement. In consideration for such participation by the Company, it was agreed to increase the percentages of the predetermined rate (See Note 21d).

NOTE 9:-	TRADE PAYABLES

	December 31,
	2017	2016
	USD in thousands

Open debts	$399	$80
Accrued expenses	618	510

	$1,017	$590

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2017	2016
	USD in thousands

Employees and payroll accruals	$130	$44
Accrued vacation	30	38

	$160	$82

NOTE 11:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IAS 39:

	December 31,
	2017	2016
	USD in thousands

Financial assets:

Cash and restricted cash	$9,219	$687

Financial liabilities:

Financial liabilities carried at amortized cost	$1,177	$672

b.	Financial risk factors:

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Financial risk factors: (Cont.)

2.	Credit risks:

All cash and cash equivalents are held in two banks in Israel which are considered financially solid.

3.	Liquidity risk:

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2017, The Company expects to settle all of its financial liabilities in less than one year.

The carrying amounts of cash, accounts receivable, trade payables, and other accounts payable approximate their fair value.

NOTE 12:-	EMPLOYEE BENEFIT LIABILITIES

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

	Year ended December 31,
	2017	2016	2015
	USD in thousands

Expenses in respect of defined contribution plans	$94	$31	$25

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Presented hereunder are the tax rates relevant to the Company in the years 2015 - 2017:

The Israeli statutory corporate tax rate and real capital gains were 24% in 2017, 25% in 2016 and 26.5% in 2015.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

The change in the tax rates had no effect on the financial statements in 2017.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2012 tax year.

c.	Carryforward tax losses and other temporary differences:

Therapix has accumulated tax losses since its inception. As of December 31, 2017, Therapix Israeli net carryforward tax losses are expected to grow to approximately $30 million (NIS 105 million), including $2.4 million (NIS 9.1 million) due to capital losses. As of December 31, 2016, the Israeli net carryforward tax losses were approximately $22 million, including $2.4 million due to capital losses. The Israeli net carryforward tax losses have no expiration date.

Therapix is not expected to be profitable for tax purposes for tax year 2017.

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	CONTINGENT LIABILITIES, COMMITMENTS AND LIENS

a.	Commitments - BBS technology:

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

On August 18, 2016, the Department of Administrative Enforcement of The Israel Securities Authority (“ISA”) filed an administrative letter of claims against the Company, the Company’s Chairman, and certain former officers of the Company. The letter of claims alleged that the Company and the named respondents carried out five different violations of the Securities Law regarding the Company’s reports in respect of the above license agreement. Following discussions the Company held with the ISA, the Company agreed to pay a monetary sanction of $43,000 (NIS 150,000) in twenty equal installments.

In April 2017 the Company settled the administrative inquiry and agreed to admit with in the parameters of these proceedings to the following breaches: (i) failure to submit an immediate report about a material event (the license agreement termination) in a timely and lawful manner; (ii) inclusion of a misleading detail in an immediate report; and (iii) misleading the ISA in connection with such actions. The Company was required to pay a monetary sanction of $43,000 (NIS 150,000) (and potentially an additional equal sum if the Company is found to have committed the same breaches in the next 24 months). In addition, the Company’s Chairman also agreed to admit, with in the parameters of these proceeding, to having made the abovementioned breaches and to pay a monetary sanction of $43,000 (NIS 150,000). He will be also subject to a one year probationary condition, whereby if he is found to commit a similar violation, he will be prevented from serving as an officer or director of a public company. No sanctions have been established in connection with his prevention of serving as an officer in public companies.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (CONT.)

a.	Commitments - BBS technology: (Cont.)

Since May 2017, The Company paid approximately $17,000 from the monetary sanction (eight installments) and recorded a provision for the remaining fee of approximately $23,000. Furthermore, pursuant to the investment agreement between the Company and Jesselson Investments Ltd., if monetary sanctions by the ISA higher than $20,000 are imposed on the Company, it will be required to compensate Jesselson Investments Ltd. by way of cash payment equal to the amount of the monetary sanctions or by issuing Jesselson Investments Ltd. additional shares in an amount equal to the amount of the monetary sanctions divided by NIS 0.5, at the discretion of Jesselson Investments Ltd. As of December 31, 2017, the Company has yet to compensate Jesselson Investments Ltd., therefore a provision in the amount of $43,000 was recorded due to the fact that according to the investment agreement with Jesselson Investments Ltd., the amount of the compensation will be equal to the monetary sanction.

b.	Commitment - New Ramot Agreement:

In February 2016, the Company entered into an exclusive, irrevocable, worldwide research and license agreement with Ramot at Tel Aviv University Ltd. (“Ramot”) for a patent application relating to methods for treatment of cognitive decline with low doses of tetrahydrocannabinol. Pursuant to the agreement, the Company is obligated to pay patent filing and prosecution expenses, including past expenses, and to fund further research in an amount of approximately $62,000. Furthermore, the Company is obligated to pay fees (aggregating approximately $3.5 million) upon the occurrence of certain milestones, including achieving the completion of a Phase II clinical trial, pivotal clinical trial, filing a new drug application with the U.S. Food and Drug Administration, the receipt of regulatory approvals and the achievement of worldwide sales which exceed certain thresholds. Pursuant to the agreement, the Company is obligated to pay royalties at a low single digit percentage rate upon commercialization of a product based on licensed asset, and a percentage rate in the low twenties pursuant to a sublicense of the licensed assets. Pursuant to the agreement, the Company undertook to conduct technology research and the Company may terminate such obligation with no further obligation to fund it should the principal investigator cease to supervise the research and Ramot will be unable to locate an alternative scientist acceptable to the Company. The exclusivity under the license agreement expires and the agreement terminates upon expiration of all of the Company payment obligations under the agreement, after which Ramot shall be entitled to freely use, sell, and otherwise transfer the technology under the license and grant further licenses without accounting to the Company. The patent expiration date of any patent maturing from this application would likely be 2035. The Company expects the exclusivity period to end upon the earlier of the termination of the license agreement or the patent expiration date.

As of December 31, 2017 the Company estimates that it has met all the obligations and commitments under the license agreement to that date.

c.	Commitment - Dekel Pharmaceuticals Ltd.:

In May 2015, the Company entered into an exclusive, irrevocable, worldwide license agreement with Dekel Pharmaceuticals Ltd. (a private company controlled by the Company’s chairman and interim CEO, Dr. Ascher Shmulewitz) (“Dekel”) for certain technology and one granted U.S. patent related to compositions and methods for treating inflammatory disorders. The agreement became effective in August 2015. The Company then granted Dekel an option to purchase 3,876,000 of its Ordinary Shares at an exercise price of NIS 0.5 per share, exercisable for 90 days. The option was fully exercised as of November 2015.

The Company also granted Dekel an additional option to purchase 11,926,154 of its Ordinary Shares at an exercise price of NIS 0.65 per share, exercisable for 12 months. As of December 31, 2017, 65% of the second option (representing options to purchase 7,760,256 Ordinary Shares) has been exercised, for aggregate consideration of NIS 5 million, and the remainder of the option has expired.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (CONT.)

c.	Commitment - Dekel Pharmaceuticals Ltd.: (Cont.)

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

On November 2017, the general meeting of the Company’s shareholders approved a amendment to the License Agreement, in which if the Company closes a financing round of at least $5 million by June 30, 2018 [including appropriate filings with and obtainment of the required approvals of the Israeli Securities Authority and the TASE (and the NASDAQ or SEC, if required)], all potential royalties, sub-royalties, milestones and any other financial consideration (and future considerations) referred to in the Company’s license agreement with Dekel, will be an automatic converted into 19,000,000 Ordinary shares of the Company (equivalent to 475,000 ADSs).

The Company’s managements, with the assistance of two consultants, determined the number of Ordinary Shares that shall be issued by the Company to Dekel, pursuant to the Second Amendment. The two consultants chosen by the Company are independent leading firms in the area of (i) commercial assessment of pharmaceutical assets in clinical development (“CA Consultant”) and (2) fair market valuation (“DCF Consultant”). The process with the CA Consultant consisted of: (a) characterizing the foundational market dynamics and commercial opportunities for new entrants into the disease areas in which the Company is focused; (b) conducting the appropriate secondary and primary research (including exhaustive interview with 30 key opinion leaders) to inform the above; (c) developing a topline financial model representing the clinical/commercial opportunity for a new agent in the future treatment armamentarium in the disease areas; and (d) creating a commercial landscape deliverable that can support internal decision processes and external shareholder communication. Thereafter, the DCF Consultant, which is one of the “Big-Four” international accounting firms (but not including the Company’s current accounting firm) performed a fair value analysis of Dekel’s potential revenues that could be derived from the royalties, sub-licensing fees, and all other remuneration. The DCF Consultant performed a fully-integrated discounted cash flow analysis based on the conclusions of the CA Consultant, along with various sensitivity analyses. The risk adjusted fair value of Dekel’s potential revenues based on the aforementioned methodologies was determined to be 19,000,000 Ordinary Shares.

Except as mentioned above, no other milestone was achieved during 2017.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (CONT.)

d.	On June 7, 2016 (the “Effective Date”), the Company entered into a binding term sheet-agreement with Belvit Pharma LLC (“Belvit”) for certain intellectual property rights, including a provisional patent application covering the method and formulation for the sublingual administration of THC with enhanced bioavailability. The Company initially intends to exploit this technology with respect to Mild Cognitive Impairments (“MCI”). Pursuant to the term sheet, the Company will receive an exclusive, irrevocable, worldwide, license to develop, manufacture, and commercialize a drug based on a low-dose of THC and a right of first negotiation with respect to normal-dose technology within the twenty four months of the Effective Date of the term sheet. The Company agreed to pay all costs and expenses related to the development of the technology, and to conduct, at the Company expense, a Pharmacokinetics (“PK”)/bioavailability. The Company shall further pay Belvit a low single-digit royalty rate upon commercialization of a product based on the licensed assets. Furthermore, Belvit shall have the right to use the study results. Belvit shall pay the Company a low single-digit royalty rate from any income from other uses of the technology. While the Company will be responsible for the development of the technology, Belvit will be responsible for the formulation development. The term sheet further includes the development stages and estimated development costs. Filing and patent prosecution will be borne by both parties. Entry into a definitive license agreement is subject to the Company’s successful completion of the above mentioned PK/bioavailability study. The patent expiration date of any patent maturing from this application would likely be 2037.

On August 25, 2017, the company has received Chesapeake IRB approval for the protocol and ICF for the above mention PK study. During the year, the Company paid approximately $89,000 for the PK study. As of December 31, 2017, the Company has no other commitments regarding this study.

e.	On November 22, 2016, the Company entered into an investigator initiated study contract with Yale University to conduct a phase IIa clinical trial. In December 2016, the first patient was enrolled. The proposed trial will evaluate the safety, tolerability and efficacy of THX-110 in treating approximately 18 Tourette syndrome subjects aged 18 to 60. The total agreement is estimating in the amount of approximately USD 230,000.

On December 4, 2017, the enrolment was completed. Top-line results are currently anticipated in the first half of 2018. During the year, the Company paid Yale University $106,000 and recorded a provision in the amount of $124,000.

f.	In March 2017, the Company entered into an exclusive, worldwide, sublicensable, royalty-bearing license (“the License Agreement”) with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd (“Yissum”) for the grant of a license to an issued U.S. patent, including foreign counterparts, that covers nasal delivery of cannabinoids, excluding any use or exploitation of cannabinoids in conjunction or combination with Tramadol (but including exploitation of cannabinoids in conjunction or combination with other substances), all subject to a development plan to be approved by Yissum for the purpose of research, developing, and commercializing. Pursuant to the agreement, Yissum will grant the Company an exclusive, worldwide, sublicensable, royalty-bearing license to the patents and the Company will pay Yissum fees based on specific milestones (aggregating approximately $1 million) and medial single-digit royalties upon the commercialization of a product based on the licensed assets. Royalty rates will decrease to a low single-digit percentage upon commercialization of a competitive product or if the Company is required to pay a third party in order to sell the technology based product. The Company will further undertake to pay all patent filing and prosecution expenses, including past expenses.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (CONT.)

The Company will also compensate and indemnify Yissum from and against any damage, loss, cost and expenses incurred by the Company or by it subordinates by reason of any acts or omissions, or which derive from the exploitation or use of the technology or related product. Pursuant to the license agreement the exclusivity under the license agreement expires if not terminated earlier, on a country-by-country, product-by-product basis, upon the later of: (i) the date of expiration in such country of the last to expire licensed patent included in the licensed technology; (ii) the date of expiration of any exclusivity on the product granted by a regulatory or government body in such country; or (iii) the end of a period of fifteen (15) years from the date of the first commercial sale in such country. The patent expiration dates for the patents covered by the license agreement are from 2026-2028 (see Note 21b).

g.	On April 11, 2017, the Company entered into an investigator initiated study contract with Hannover Medical School (“MHH”) to conduct during 2018 a phase IIb clinical trial titled “A Randomized, Double-Blind, Placebo Controlled study to Evaluate the Safety, Tolerability and Efficacy of Up to Twice Daily Oral THX-110 in Treating Adults with Tourette Syndrome” in treating approximately 20 Tourette syndrome subjects aged 18 to 65. Upon the execution of the agreement the Company paid the first instalment in the amount of $122,000 out of a total estimated amount of approximately $776,000.

Due to regulatory and strategically reasons, the Company has decided to change the study design from investigator initiated to industry sponsored trial. During October 2017, a discussion was carried out between the Company and MHH and the later was informed about this change and a termination letter stating the above was sent to MHH on November 19, 2017.

Currently the Company is in the final stage of signing an industry sponsored trial agreement with MHH. MHH acknowledges it will have to pay back parts of the first instalment that was paid by the Company in accordions with the initial contract.

h.	On October 3, 2017, the Company entered into an agreement with Assuta Medical Center to conduct a Phase IIa, sponsor-initiated trial for the treatment of Obstructive Sleep Apnea (OSA) using the Company’s proprietary cannabinoid-based technology, THX-110. The study is expected to commence in the second quarter of 2018 and estimated in an amount of approximately $65,000.

i.	On November 16, 2017, the Company entered into an agreement with Dalhousie University to conduct a pre-clinical study with the goal of testing the effect of THX-130 on cognitive and neurological state as well as mortality in a model of repeated mild traumatic brain injury. The agreement is estimated in an amount of approximately $66,000, in which half of the amount was paid during 2017.

j.	On November 16, 2017, the Company entered into an agreement with FGK Clinical Research GmbH (“FGK”) to perform CRO activities for the Tourette syndrome study that will be performed in Germany during 2018. FGK will provide, inter alia, regulatory writing and submissions, CRF services, supervision of the study conduct, data management and statistical analysis. On January 2018, the Company paid the first instalment of the agreement in the amount of $101,000 out of a total estimated amount of approximately $681,000.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (CONT.)

k.	On December 11, 2017, the Company entered into an agreement with Comprehensive Research Institute (“CRI”) for the assessment of its proprietary combinational therapy THX-110 in patients suffering from chronic pain for which existing medicines do not provide adequate relief. The Company expects to commence a Phase IIa clinical trial in the fourth quarter of 2018. The agreement is estimated in an amount of approximately $100,000.

l.	Operating lease commitments:

On July 10, 2017, a new, three-year (apply on August 1, 2017), lease agreement was signed with a third party (“the Lease Agreement”) for an area of approximately 200 square meters in order to relocated the Company’s offices from the Azrieli Center in Tel-Aviv to Hashahar tower in Givataaim. The monthly lease fee according to the Lease Agreement is set at approximately $6,000, linked to the Israeli CPI

As of December 31, 2017, the minimum lease payments for the following 31 months under the Lease Agreement are expected to be in the total amount of approximately $186,000.

m.	Liens:

According to the Lease Agreement, and in order to secure the Company’s obligation for the lease of the new offices abovementioned in Note 14l, the Company provided a bank guarantee of approximately $24,000 in favor of the lessor. To secure the bank guarantee, the Company pledged such amount in a bank account.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	EQUITY

a.	Composition of share capital:

	December 31, 2017		December 31, 2016
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.1 par value each	300,000,000	139,885,534	300,000,000	40,998,471

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

Description of American Depositary Shares (“ADSs”):

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent forty (40) ordinary shares [or the right to receive forty (40) ordinary share]) deposited with the principal Tel Aviv office of Bank HaPoalim, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary.

b.	Changes in share capital:

Issued and outstanding share capital:

	Number of ordinary shares	NIS par value

Balance at January 1, 2017	40,998,471	4,099,847

Issuance of share capital	98,887,063	9,888,706

Balance at December 31, 2017	139,885,534	13,988,553

c.	Rights attached to shares:

Voting rights at the shareholders meeting, right to dividends, rights upon liquidation of the Company and right to nominate the directors in the Company.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	EQUITY (CONT.)

d.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

e.	Issuance of shares:

1.	On March 6, 2017, as part of a private placement, the Company issued to a private investor (the Investor) 5,357,143 Ordinary Shares, at a price per share of NIS 0.70 (approximately USD 0.19). Pursuant to the agreement, in the event that the Company raises additional funds by means of private placements (excluding public offerings) upon less favorable terms relating to the price per share, then the Company would be required to issue to the Investor, for no additional consideration, such number of Ordinary Shares reflecting the difference between the new price per share and the price per share actually paid by the Investor. In addition, in the event that the Company raises additional funds by means of a public offering of its Ordinary Shares of American Depository Shares (“ADSs”) upon less favorable terms relating to the price per share, then immediately following the closing of such public offering, the Company would be required to pay the Investor an amount, calculated as the number of his purchased shares (5,357,143 Ordinary Shares) multiplied by the difference between NIS 0.70 and the future public offering price per share. Pursuant to the Company’s sole discretion, the Company may choose to pay this sum in cash and/or in Ordinary Shares (at a price per share of such public offering). In addition, the Investor is entitled to preemptive rights to participate in its future private placements upon the same terms offered to future investors, on a pro-rata basis to his holdings. Since the Company has issued ADSs in the IPO which took place in March 2017 [see Note 15e(2)] at a public offering price of USD 6.00 per ADS, which is less than USD 7.71 per ADS (approximately USD 0.19 per Ordinary Share), the Company issued the Investor an additional 1,529,910 Ordinary Shares. These issuances had no impact on the Company’s Profit or Loss for the year ended on December 31, 2017.

2.	On March 27, 2017, the Company announced the closing of its initial public offering in the United States. The offering included 2,000,000 ADSs. Each ADS, representing 40 Ordinary shares of the Company, was issued at a price of USD 6.00. The gross proceeds from this offering was USD 12 million, prior to deducting underwriting discounts, commissions and other offering expenses of approximately USD 1.7 million. The Company granted the underwriters a 45-day option to purchase up to an additional 300,000 ADSs to cover over-allotments (“Green Shoe”), if any. The underwriters decided to exercise their Green Shoe option and invested another USD 1.8 million in the Company, prior to deducting underwriting discounts of approximately USD 0.1 million.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	EQUITY (CONT.)

f.	Share options:

1.	Further to the matter discussed in Note 14c, on May 16, 2016 after obtaining the Tel Aviv Stock Exchange (“TASE”) approval and as part of the conditions of the license agreement with Dekel, which became effective on August 19, 2016, and in order to fulfill the contingent liability of the Company to Dekel under the License Agreement, the Company issued to Dekel 200,000 Ordinary shares associated with the advance payment according to the License Agreement.

2.	Further to the description in Note 14c, on August 18 and 19, 2016, the Company received exercise notices for the exercise of 5,390,986 share options which were held by Dekel, under the license agreement signed with Dekel, to purchase 5,390,986 Ordinary shares par value NIS 0.1 per share, out of which Dekel exercised 993,846 share options, while the remaining were exercised by third parties, to which, to the best of the Company’s knowledge, Dekel sold its share options. The consideration from the exercise of the share options by Dekel and by third parties was NIS 3.5 million.

It is clarified, that the remaining share options held by Dekel expired on August 20, 2016, according to their original terms.

NOTE 16:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The expense recognized in the financial statements:

The expense recognized in the Company’s financial statements for services received from employees and other service providers is shown in the following table:

	Year ended December 31,
	2017	2016	2015
	USD in thousands

Expense arising from equity-settled share-based payment transactions	$862	$301	$138

1.	The share-based payment transactions that the Company granted to its employees and consultants are described below. During 2015, the Company’s Board adopted the 2015 Employees Share Option Plan (the “Plan” or “2015 ESOP”). Under the Plan, the Company may grant its employees and other service providers share options of the Company. The Board reserved originally 5,000,000 shares which may be granted under the Plan, and on August 29, 2017 have reserved additional 26,000,000 shares for the purposes of that Plan, out of which the total of 8,280,475 are still available for grant.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The expense recognized in the financial statements: (Cont.)

2.	During 2015, an expense of $1,005 was recognized in respect of the License Agreement with Dekel under other expenses. See additional information in Note 14c.

3.	Further to the description in Note 20d(2), and following the completion of the Company’s IPO [see note 15e(2)], the unvested share options granted to the Company’s former Chief Executive Officer (“CEO”) on February 16, 2016, were fully vested. The total expenses recognized in respect of these share options were approximately $41,000, $80,000 and $13,000 during the year 2017, 2016 and 2015, respectively.

4.	Further to the description in Note 20d(3), as per the Company’s former CEO employment terms, all installments of his share options [not including the share options mentioned in note 16a(2)] that have not vested yet, continued to vest until the end of his notice, by October 4, 2017. The total expenses recognized in respect to these share options were approximately $4,000 during 2017 and $46,000 for the period stated on the dates of commencement of the CEO’s other grants up until December 31, 2016. From the other hand, the expenses, in the amount of approximately $10,000, which were recognized in respect to the share options installments that have not vested until that date, were forfeited.

5.	On August 29, 2017 the Company granted 413,750 ADSs options (equal to 16,550,000 share options) under the 2015 ESOP to directors (and former directors), officers, employees and consultants, some of which were approved at the November 1, 2018, general meeting of the Company’s shareholders. An expense of approximately $595,000 was recognized in respect to these share options during 2017.

On December 11, 2017, the Company granted 49,000 ADSs options (equal to 1,960,000 share options) under the 2015 ESOP to employees and consultants. An expense of approximately $87,000 was recognized in respect to these share options during 2017.

The fair values of the ADSs options, which were approved on August and November, were $4.01 and $3.46 per ADS option, respectively. One grantee’s grant was valued at $3.24 per ADS option, due to a higher exercised price of $7.1 instead of $5.6 like all other grantees.

The fair value of the ADSs options, which were approved on December was $3.81 per ADS option. One grantee’s grant (a consultant of the Company) was valued at $3.45 per ADS option, due to a different expiration date. The exercised price is %5.6.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The expense recognized in the financial statements: (Cont.)

The fair value for ADS options granted during 2017 was estimated using the Black-Scholes option pricing model with the following assumptions:

	August	November	December

Dividend yield (%)	0%	0%	0%
Expected volatility (%)	76.52	77.01	73.12-76.16
Risk-free interest rate (%)	1.83	2.1%	2.16-2.23
Expected life of share options (years)	6	6	5-6

6.	Further to the description in Note 20d(5), as per the Company’s former CFO Separation Agreement, the unvested share options granted were fully vested. An expense of approximately $164,000 was recognized [as part of the expense abovementioned in note 16a(5)] in respect to these share options during 2017.

7.	The remaining recognized expenses for the year ended December 31, 2017, in the total amount of approximately $145,000 are due to grants of share options to directors (and former directors), officers, employees and consultants from prior years.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of share options or ADS options (see Note 15a), the weighted average exercise prices of share options or ADS options and changes in directors (and former directors), officers, employees and consultants share options or ADS options during the current and previous year:

	Number of share options	Weighted average exercise price	Number of ADS options	Weighted average exercise price
		USD		USD
2017:

Share/ADS options outstanding at the beginning of the year	4,365,279	$0.22	109,132	$ 8. 84
Share/ADS options granted during the year	18,510,000	0.17	462,750	6.73
Share/ADS options exercised during the year	-	-	-	-
Share/ADS options forfeited or expired during the year	(155,754)	0.26	(3,894)	10.33

Share/ADS options outstanding at the end of the year	22,719,525	0.17	567,988	6.72

Share/ADS options exercisable at the end of the year	7,602,026	$0.19	190,051	$7.46

2016:

Share/ADS options outstanding at the beginning of the year	1,337,153	$1.04	33,429	$41.61
Share/ADS options granted during the year	3,390,000	0.24	84,750	9.78
Share/ADS options exercised during the year	(8,333)	0.13	(208)	5.2
Share/ADS options forfeited or expired during the year	(353,541)	3.53	(8,839)	141.27

Share/ADS options outstanding at the end of the year	4,365,279	0.22	109,132	8.84

Share/ADS options exercisable at the end of the year	1,664,933	$0.22	41,623	$8.63

2.	The weighted average fair value of the share options and ADS options granted in 2017 was $0.09 and $3.51, respectively (2016 - $0.17 of the share options and $6.86 of the ADSs.

3.	The weighted average remaining contractual life of the share options outstanding was 5.28 years and 8.74 years as of December 31, 2017 and 2016, respectively.

4.	The range of exercise prices of share options outstanding at the end of the year was $0.03 - $3.46 as of December 31, 2017 and $0.03 - $3.12 as of December 31, 2016. The range of exercise prices of ADS options outstanding at the end of the year was $1.2 - $138.4 as of December 31, 2017 and $1.2 - $124.8 as of December 31, 2016.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2017	2016	2015
		USD in thousands
a.	Research and development expenses:

	Wages and related expenses	$321	$195	$47
	Share-based payment	103	100	2
	clinical studies	511	-	-
	Research & preclinical studies	362	387	176
	Chemistry & formulations	330	18	8
	Regulatory and other expenses	276	40	7

		1,943	740	240

b.	General and administrative expenses:

	Wages and related expenses	808	399	363
	Share-based payment	759	201	136
	Professional and directors fee	1,007	495	557
	Investor relations and business expenses	871	-	-
	Office maintenance, rent and other expenses	211	58	226
	Regulatory expenses	80	28	20
	Business development	74	87	61

		3,810	1,268	1,363

c.	Other (income) expenses:

	Share-based payment	-	26	1,005
	Change in liability to the INATI	-	-	(49)
	Capital gain from sale of subsidiary	-	(34)	-
	Capital loss from sale of equipment	1	-	5

		1	(8)	961

d.	Finance income:

	Interest income on bank deposits	(1)	(1)	-
	Exchange rate differences	-	-	(5)

		(1)	(1)	(5)

e.	Finance expenses:

	Finance expenses from interest and commissions	5	1	-
	Finance expenses from liability to the INATI	-	-	9
	Exchange rate differences	486	7	-

		$491	$8	$9

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	LOSS PER SHARE OR ADS

a.	Details of the number of shares or ADS and loss used in the computation of loss per share or ADS:

	Year ended December 31,
	2017		2016		2015
	Weighted number of shares/ADSs	Loss	Weighted number of shares/ADSs	Loss	Weighted number of shares/ADSs	Loss
	In thousands	USD in thousands	In thousands	USD in thousands	In thousands	USD in thousands

Amounts used in the computation of basic and diluted loss per share	116,743	$(6,244)	37,458	$(2,007)	23,853	$(2,617)

Amounts used in the computation of basic and diluted loss per ADS	2,919	$(6,244)	936	$(2,007)	596	$(2,617)

b.	The computation of diluted loss per share or ADS did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

c.

1.	Share or ADS options to employees, officers, directors and consultants.

2.	Non-marketable warrants to investor.

NOTE 19:-	OPERATING SEGMENTS

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2017		December 31, 2016
	Key management personnel	Other related parties	Key management personnel	Other related parties
	USD in thousands		USD in thousands

Current Liabilities	$54	$92	$49	$89

b.	Transactions with related parties (not including amounts described in Note 20c):

	Year ended December 31,
	2017	2016	2015
	USD in thousands

General and administrative	$1	$51	$64

Other expenses	$-	$26	$1,005

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2017	2016	2015
	USD in thousands

Short-term benefits	$1,043	$592	$520

Share-based payment (see Note 16)	$312	$232	$129

d.	Material agreements signed with related parties:

1.	Refer to Note 14c for information regarding the License Agreement with Dekel, a private company controlled by the Company’s chairman and interim CEO, Dr. Ascher Shmulewitz .

2.	On November 25, 2015, the Company reported that Dr. Elran Haber was appointed as the Company’s CEO. On February 14, 2016, the shareholders approved his employment contract effective November 1, 2015. According to the terms of the contract, the CEO is entitled to a monthly salary of NIS 45,000, to an annual bonus of up to 6 monthly salaries subject to a target plan set by the Board and to receive 700,000 share options at the exercise price of NIS 0.995 per share. The share options vest on a quarterly basis over three years from the date of issuance. The share options agreement stated that in the event of an IPO, any unvested share options granted on February 16, 2016, will vest immediately [see Note 16a(3)].

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

d.	Material agreements signed with related parties: (Cont.)

3.	On May 24, 2017, the company announced that following a mutual decision of the Company’s Board of Directors and the Company’s CEO, Dr. Elran Haber, Dr. Haber will step down from his position as the Company’s CEO. As per his employment terms, all installments of his share options, which were granted on May 4, 2014, and May 20, 2015, continued to vest until the end of his notice, by October 4, 2017. See Note 16a(4) for further description in this matter.

4.	On November 1, 2017, the general meeting of the Company’s shareholders appointed the Chairman of the Board of Directors, Dr. Ascher Shmulewitz, as the Company’s Interim CEO, to be in this office for an initial period no longer than three years.

5.	On May 2017, the company entered into an employment agreement with the company’s former Chief Financial Officer (“CFO”) for a three months trial period while substituting the serving CFO of the Company which operated as the VP Finance of the company.

On December 19, 2017, the Company entered into a separation agreement with the Company’s former CFO as further detailed below. In addition, the Company’s VP Finance has ceased providing on going services, and as of January 1, 2018, render his financial services on an hourly basis (as a consultant to the Company). As of December 2017, Mr. Oz Adler, the company’s controller and which currently serves as the Company’s VP Finance, absent of an acting CFO, was and is acting as the principal financial officer of the Company.

With respect to the departure of the former CFO, the Company entered into a mutually-amicable separation agreement (the “Separation Agreement”) on December 19, 2017 (“the Effective Date”). Under the terms of the Separation Agreement (which are similar in essence to his original termination terms under his employment agreement), the former CFO will receive severance in the amount of (i) three months’ salary through the end of the notice period following the Effective Date and (ii) a bonus equal to two months of salary. In addition, all of the former CFO outstanding options to purchase 47,500 ADSs of the Company will be deemed fully vested as of the Effective Date and may be exercised until June 19, 2018. See Note 16a(6) for further description in this matter.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EVENTS AFTER THE REPORTING DATE

a.	On January 14, 2018, the Company entered into an agreement with EMAGIX Inc. for data analysis from pre-clinical experiments performed at Dalhousie university. The analysis will include mortality and weight gain, neurological scoring and cognitive performant, EEG and MRI analysis in control and treated rats exposed to TBI. This pre-clinical aims to test the efficacy and safety of the Company’s proprietary compound THX-130. The agreement is estimated in a total amount of approximately $100,000.

b.	On March 18, 2018, the Company agreed to terminate the License Agreement with Yisuum (see Note 14f), effective as of June 18, 2018, except for those provisions which are expressly intended to survive termination. The Company did not make any regulatory filings and there were no development results generated under the License Agreement. In connection with such termination, the parties agreed to a mutual release. The Company estimates that the termination of the license agreement shall have no material effect on its on-going projects and activities, mainly due to the fact, among others, that the Company is exploring other prospective alternative methods of delivery which are expected to be more efficacious yet less expensive and with IP longevity to that under the license, while considering the possibility that the expiration date of the patents under the license will expire on the short term, not justifying the resources to be invested in such R&D project. In addition, the main reasons for said termination rest in the Company’s intentions on focusing on more advanced drug delivery projects that are already under development.

c.	On February 1, 2018, the Company entered into an agreement with Maccabi Healthcare Services (“Maccabi”) to provide the Company during the following two years, from time to time and according to the needs of the Company, research planning services, retrieval of data, statistical processing and writing research reports in the area of sleep and pain (“consulting and research services”). In return for the consulting and research services, the Company will pay a total amount of approximately $74,000.

d.	Following further discussions between the Company and Hadasit [see Note 8b(4)] held during the second half of 2017, and through the first quarter of 2018, after not succeeding in assigning the license to the Buyer, the Company and Hadasit signed a mutual termination agreement (“the Termination Agreement”) of the License Agreement. According to the Termination Agreement, Hadasit will assign to the Company all of its rights in the Hadasit/Therapix patent rights. From the other hand, the Company will re-assign to Hadasit all of its rights, title and interest in and to the Hadasit/Therapix patent rights.

The consummation of the transactions abovementioned shall be subject to receipt of the necessary approval of the Israel Innovation Authority (“IIA”) for all such transactions, including the assignment by the Company of all its rights in the Hadasit/Therapix patents rights to Hadasit. Therefore, On April 18, 2018, the Company sent a request in this matter to the IIA.

F-51

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	EVENTS AFTER THE REPORTING DATE

e.	On April 17, 2018, the company entered into a Simple Agreement Convertible Equity ("the Convertible Loan Agreement") with an unrelated, US based, third party ("the Third Party"). Under the Convertible Loan Agreement, the company will loan an amount of $500,000 ("the Loan"). The maturity date of the Loan, together with an interest at a rate of nine percent (9%) per annum, will be on January 31, 2019 ("the Maturity Date"), or the Company may instruct the Third Party, prior to the Maturity Date, to repay the Loan amount together with all interest accrued thereon in lieu of the conversion, in which case the Third party will effect such repayment on the Maturity Date.

Conversion of the Loan will be upon one of the following:

1.	In the event of the consummation by the Third Party, on or before the Maturity Date, of a transaction or series of related transactions, in which the Third Party issues equity securities of its company in consideration of at least $4,000,000 (a “Financing”), then the outstanding Loan abovementioned, shall be automatically converted, immediately prior to the consummation of such Financing, into such number of shares issued by the Third Party in the Financing, equal to the outstanding Loan amount divided by a price per share equal to 75% of the lowest price per share paid to the Third Party in the Financing.

2.	In the event the Financing is not consummate by the Maturity Date, then the outstanding Loan amount, as of the Maturity Date, not previously converted hereunder, shall be automatically converted, on the Maturity Date, into such number of shares issued by the Third Party in the Financing, equal to the outstanding Investment Amount divided by the Voluntary Conversion.

In addition, according to the Convertible Loan Agreement, there is an option for a voluntary conversion on the Loan ("the Voluntary Conversion Option"). According to the Voluntary Conversion option, unless earlier converted pursuant to abovementioned, at the election of the Company, the entire then outstanding Loan amount shall be converted into that number of shares of the most senior class of shares of the Third Party existing at the time of such conversion, at a price per share equal to 75% of the average of the closing prices of the Third Party's common stock over the thirty consecutive trading days prior to the delivery of the notice of conversion by the Company to the third party.

f.	Further to the matter discussed in Note 14c, on April 24, 2018, the Company paid the second milestone to the license agreement with Dekel in the amount of $75,000 upon the successful completion of a Phase IIa trial.