Form 20-F
period 2018-12-31
Therapix Biosciences Ltd.
filed 2019-05-15
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:  001-38041

THERAPIX BIOSCIENCES LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Ascher Shmulewitz, M.D, Ph.D.

Chairman of the Board and Interim Chief Executive Officer

Tel: +972-3-6167055

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares each representing 40 Ordinary Shares, par value NIS 0.1 per share (1) Ordinary Shares, par value NIS 0.1 per share (2)	TRPX	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

140,252,374 Ordinary Shares, par value NIS 0.1 per share as of December 31, 2018

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

Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐        No ☒

i

INTRODUCTION

We are a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoids pharmaceuticals. We are focusing on a drug development program that we call Joint Pharma, which targets the treatment of the central nervous system and related indications with our product candidate THX-110. As part of our Joint Pharma program, we are also developing THX-150 and THX-160, which target multi drug resistant bacteria and pain, respectively.

THX-110 is a combination drug candidate based on two components: (1) dronabinol, the active ingredient in the U.S. Food and Drug Administration, or FDA, approved synthetic analog of Δ9-tetrahydrocannabinol, or THC, which is the major cannabinoid molecule in the cannabis plant, and (2) pulseless electrical activity, or PEA, which is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which has strong potential to treat Tourette syndrome, obstructive sleep apnea and pain. THX-150 is a drug candidate intended for the treatment of infectious diseases. It consists of dronabinol (synthetic ∆9-tetrahydracannabinol) and/or PEA and selected antibacterial agent and possesses antimicrobial synergy potential. THX-160 is a novel pharmaceutical CB2 receptor agonist for the treatment of pain.

We were incorporated under the laws of the State of Israel on August 23, 2004. On March 22, 2017, our American Depositary Shares, or ADSs, each representing forty of our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “TRPX.” From December 26, 2005 to August 9, 2018, our Ordinary Shares were traded on the Tel Aviv Stock Exchange.

Unless otherwise indicated, all references to the “Company,” “we,” “us, “our” and “Therapix” refer to Therapix Biosciences Ltd. and its wholly owned subsidiaries.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.1 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report are translated using a rate of NIS 3.748 to USD 1.00, the last exchange rate published by the Bank of Israel by December 31, 2018.

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

Forward-looking statements include, but are not limited to, statements about:

●	our timeline for our product candidate development path, including the anticipated starting and ending dates of our anticipated clinical trials;

●	anticipated actions of the FDA or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the commercial launch and future sales of our existing product candidates or any other future potential product candidates;

●	our expectations regarding the commercial supply of our product candidates;

●	our estimates regarding anticipated capital requirements and our needs for financing;

●	the patient market size and market adoption of our product candidates by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of our product candidates;

●	completion and receiving favorable results of our anticipated clinical trials;

●	our expectations regarding when certain patents may be issued and the protection of our intellectual property;

●	our expectations regarding licensing, acquisitions and strategic partnering; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this annual report on Form 20-F generally.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. We derived the selected data under the caption “Consolidated Statements of Profit and Loss” for the years ended December 31, 2018 and 2017 and the selected data under the caption “Consolidated Statements of Financial Position” as of December 31, 2018 and 2017 from the audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with IFRS. The selected data under the caption “Consolidated Statements of Profit and Loss” for the years ended December 31, 2016 and 2015 and the selected data under the caption “Consolidated Statements of Financial Position” as of December 31, 2016 and 2015 have been derived from audited financial statements not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. All figures presented are in U.S. dollars. On December 31, 2017, we changed the financial statements presentation currency from NIS and convenient translation to U.S. dollars to presentation currency of U.S. dollars. As a result, the December 31, 2015, 2016 and 2017 Consolidated Statements of Financial Position and the 2015, 2016 and 2017 Consolidated Statements of Profit and Loss were represented in U.S. dollars. We omitted the presentation of selected financial data for our 2014 fiscal year because such financial data cannot be presented in U.S. dollars without unreasonable effort or expense. Effective October 1, 2018, we changed our functional currency from NIS to U.S. dollars. The change in functional currency is accounted from that date.

	December 31,
	2018(*)	2017(*)	2016(*)	2015(*)
Consolidated Statements of Profit and Loss	(in thousands of U.S. dollars)
Research and development expenses, net	2,710	1,943	740	240
General and administrative expenses	6.579	3,810	1,268	1,363
Other expense (income), net	425	1	(8)	961
Operating loss	9,714	5,754	2,000	2,564
Finance expenses (income), net	(705)	490	7	4
Tax benefit	(60)	-	-	-
Net loss	8,949	6,244	2,007	2,617

Basic and diluted net loss per Ordinary Share attributable to equity holders of the Company	0.06	0.05	0.05	0.11
Number of Ordinary Shares used in computing loss per Ordinary Share- thousands	140,252,374	139,885,524	37,457,538	23,853,196

(*) Presented according to the change in our functional currency from NIS to U.S. dollars, effective October 1, 2018. The change in functional currency is accounted for that date. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods.

	December 31,
	2018(*)	2017(*)	2016(*)	2015(*)
Consolidated Statements of Financial Position	(in thousands of U.S. dollars)
Cash and cash equivalents	1,485	9,195	676	1,573
Total assets	4,560	9,566	1,245	1,666
Total liabilities	4,483	672	1,177	511
Accumulated loss	46,912	38,389	32,145	30,152
Total equity	77	8,389	573	1,155

(*) Presented according to the change in our functional currency from NIS to U.S. dollars, effective October 1, 2018. The change in functional currency is accounted from that date. Accordingly, comparative profit or loss figures and financial position have been translated into U.S. dollars using average exchange rates for the reporting periods.

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

 We have historically incurred substantial net losses; including net losses of approximately $8.9 million for the year ended December 31, 2018 and net losses of approximately $6.2 million in 2017. As of December 31, 2018 and December 31, 2017, we had an accumulated deficit of approximately $46.9 million and approximately $38.4 million, respectively.

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

We have invested a significant amount in Therapix Healthcare Resources Inc., or THR, in which we hold approximately 80% of the issued and outstanding share capital, during 2018 and 2019, which has commenced liquidation of its assets, and which could adversely impact our reputation or divert management’s attention in the event of any material litigation or issues that prolong the liquidation and dissolution process.

In addition, we have invested an aggregate of approximately $2.31 million in THR during 2018 and 2019, through convertible loans. Due in part to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, THR has commenced liquidation of its assets. The liquidation of THR’s remaining assets, or potential claims that may arise from the liquidation and dissolution of THR may adversely affect our reputation or divert management’s attention in the event of any material litigation or in the event that the liquidation process is prolonged. At this time, neither we nor THR are able to estimate reliably the timing and results of the proposed liquidation or of any consequences that may occur as a result thereof.

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

As of December 31, 2018, our cash and cash equivalents were approximately $1.48 million, a negative working capital of approximately $1.97 million and an accumulated deficit of approximately $46.85 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations at least through October 31, 2019. We expect that we will require substantial additional capital to commercialize our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2018, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

●	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical studies;

●	we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a product candidate’s safety-benefit ratio for its proposed indication is acceptable;

●	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical studies;

●	the data collected from clinical studies of our product candidates may not be sufficient to support the submission of a New Drug Application, or NDA, in the United States or elsewhere;

●	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

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

Some of the conditions for which we plan to evaluate our current product candidates are for rare diseases. For example, based on a study conducted by the CDC in 2011-2012, we estimate that approximately 138,000 children suffer from Tourette syndrome in the United States. Accordingly, there is a limited patient pool from which to draw for clinical studies. Further, the eligibility criteria of our clinical studies will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

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

We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for our product candidates. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act of 1938, as amended, or the FDC Act, or Section 505(b)(2). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of Tourette syndrome. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of Tourette syndrome in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of Tourette syndrome with THX-110 mainly through the preliminary results of ongoing clinical trials, suggesting that THX-110 may provide benefit in treating Tourette syndrome. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe Tourette's patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. We are currently waiting for the FDA’s response. There is no assurance that we will successfully obtain orphan drug designation for Tourette syndrome, any future rare indications or orphan exclusivity upon approval of any of our product candidates that have already obtained designation.

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

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. (Target Health, Inc., FGK Clinical Research GmbH, or FGK, and others). We rely on these parties for execution of our preclinical and clinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current cGMP, GCP, QSR and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical studies comply with GCP regulations. In addition, our clinical studies must be conducted with product candidates which are produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

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

We will rely on third parties to manufacture our active pharmaceutical ingredient, or API, and formulations. Our business could be harmed if those third parties fail to provide us with sufficient quantities of our needed supplies, or fail to do so at acceptable quality levels or prices.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Insys Therapeutic Inc.’s Syndros, an orally administered liquid formulation of dronabinol, Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, we are aware of multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW Pharmaceuticals PLC, or GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis is seeking FDA approval in the United States, and is developing Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW develops a cannabidivarin, or CBDV, based therapy for autism spectrum disorders and therapy for neonatal hypoxic-ischemic encephalopathy, glioblastoma and schizophrenia. Insys Therapeutics, Inc. is also seeking FDA approval for an orally-administered liquid formulation of its synthetic cannabidiol compound as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and other childhood epilepsy syndromes and Prader-Willi syndrome. Zynerba Pharmaceuticals, Inc., or Zynerba, is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies. In addition, Zynerba is currently developing a transdermal formulation of pro-drug, which is a medication or compound that, after administration, is metabolized (i.e., converted within the body) into a pharmacologically active drug, of THC for neuropsychiatric disorders including Tourette syndrome. Nemus Bioscience, Inc., or Nemus, is focused on the discovery, development and commercialization of cannabis therapeutics. Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus.

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

Not including patents and applications which we are in the process of being assigned we have a portfolio of two provisional patent applications with the U.S. Patent and Trademark Office, or USPTO, and one patent application filed under the Patent Cooperation Treaty of the World Intellectual Property Organization, or PCT . We also have three patent applications in National Phase Stage in various national entities. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to our patents after issuance could deprive us of rights necessary for the successful commercialization of any new product candidates that we may develop.

We have exclusively licensed: (i) one U.S. patent from Dekel Pharmaceuticals Ltd., or Dekel, and (ii) one U.S. patent family from Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum. We cannot assure you that we will ever enter into definitive license agreements with any third party licensor. See Item 4.B. “Business Overview—Intellectual Property—In-Licensed Patents and Patent Applications.” To the extent the licensed or future licensed patents are found to be invalid or unenforceable, we may be limited in our ability to compete and market our product candidates. Moreover, the terms of our licenses affect our ability to control the value of any of our product candidates. If we or any of the parties that control the enforcement of licensed patents elect not to enforce any or all of the licensed patents it could significantly undercut the value of any of our product candidates, which would materially adversely affect our future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments we are obligated to make under our licenses.

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

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

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

Actual or perceived conflicts of interest may exist with respect to intellectual property rights that we license from an entity controlled by Dr. Ascher Shmulewitz, our interim Chief Executive Officer and Chairman.

In May 2015, we entered into a license agreement, which became effective in August 2015, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, the Chairman of our Board of Directors and interim Chief Executive Officer, under which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. See Item 7.B. “Related Party Transactions—Dekel License Agreement.”

We do not have any agreement with Dr. Shmulewitz to present us with business opportunities he may wish to pursue, subject only to his duties under Israeli law, and we do not have proprietary rights to Dr. Shmulewitz’ inventions that are not included under the consulting and services agreement we entered into with him (pertaining solely to the field of immunomodulators including cannabinoids to treat chronic pain and inflammation).

When negotiating and entering into the agreement with Dekel, Dr. Shmulewitz faced an actual conflict of interest between achieving the most favorable terms for Dekel, as holder of controlling interest in Dekel, and owing fiduciary duties to us, as a member of our Board of Directors and interim Chief Executive Officer. Due to this conflict, we may not have obtained as favorable terms for this license as with an unrelated party. Under applicable Israeli law, fiduciary duties include a duty of care and a duty of loyalty. The approval of transactions with interested parties under the Israeli Companies Law, or the Companies Law, included audit committee, board of directors’ approvals and under the relevant circumstances that applied then, also shareholders’ approval, which were obtained prior to the entering into the transaction. See Item 6 C. “Board Practices—Approval of Related Party Transactions under Israeli Law.”

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

The market price of the ADSs is volatile. The ADS price are and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

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

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, or SEC, which could undermine investor confidence in our company and adversely affect the market price of the ADSs or Ordinary Shares.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find the ADSs or Ordinary Shares less attractive because we may rely on these exemptions. If some investors find the ADSs or Ordinary Shares less attractive as a result, there may be a less active trading market for the ADSs or Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the ADSs or Ordinary Shares if we are or were to become a PFIC.

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we may be deemed a PFIC for 2019. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that owners and holders of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Risks Related to Israeli Law and Our Operations in Israel

Our operations are subject to currency and interest rate fluctuations.

We incur expenses in U.S. dollars and NIS, but our financial statements are denominated in U.S. dollars. U.S. dollars is our functional currency and is the currency that represents the principal economic environment in which we operate. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

As a company incorporated under the law of the State of Israel, we are subject to Israeli law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital and a majority of the offerees that do not have a personal interest in the tender offer approves the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Under the Israeli law, a potential bidder for the company’s shares, who would as a result of a purchase of shares hold either 25% of the voting rights in the company when no other party holds 25% or more, or 45% of the voting rights in the company where no other shareholders holds 45% of the voting rights, would be required to make a special purchase offer as set out in the provisions of the Israeli law. The Israeli law requires a special purchase offer to be submitted to shareholders for a pre-approval vote. A majority vote is required to accept the offer. An offeror who is regarded as a ‘controlling shareholder’ under Israeli law cannot vote on the resolution and the procedure includes a secondary vote of the non-voting shareholders and the shareholders who rejected the offer at pre-approval level. A special purchase offer may not be accepted unless shares that carry 5% of the voting rights in the target company are acquired. Furthermore, the shareholders may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, other than those who indicated their acceptance of the tender offer in case the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date. See “Description of Share Capital—Provisions Restricting Change in Control of Our Company—Acquisitions under Israeli Law” for additional information.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies may be subject to certain restrictions and additional terms. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs” for additional information.

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

Our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, the vast majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas militant group and the Hezbollah. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay our regular operation, product development and delivery of products. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. In the event that hostilities disrupt the ongoing operation of our facilities and our operations may be materially adversely affected.

In addition, since 2010 political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In Syria, a country bordering Israel, a civil war is taking place. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant, or ISIL, a violent jihadist group, is involved in hostilities in Iraq and Syria. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to invest in Israel or in Israeli companies, or decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations and product development.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

Your rights and responsibilities as a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares (and therefore indirectly and the ADSs) are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

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

Our research and development efforts with respect to some of our past activities, including our previous immunotherapy programs such as the BBS Technology, which was focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s, which we sold in March 2015, and our Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which in part was returned and re-assigned to Hadasit Medical Research Services & Development Ltd., or Hadassit, and in part is still in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry. As of December 31, 2018, we have received the aggregate amount of approximately $4.1 million from the IIA for the development of our abovementioned technologies. With respect to such grants, we are committed to pay certain royalties up to $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are required to comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to these past grants. The discretionary approval of an IIA committee would be required for any assignment and/or transfer to third parties inside or outside of Israel of know-how or transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such activities and programs (including selling it). The IIA may impose certain conditions on any arrangement under which it permits us to transfer or assign technology or development in or out of Israel. If we fail to comply with the Research Law, we may be required to refund certain grants previously received and/or to pay interest and penalties and we may become subject to criminal charges. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we may apply for such support in the future.

We are in the process of selling one of our past research and development activities which may not be completed due to factors not in our control, and we may be required to assume the sale activity or abandon it, subject to certain payments and liabilities.

In June 2016, we entered into a share transfer agreement with our former subsidiary, Orimmune Bio Ltd., or Orimmune, and Karma Link Ltd., or Karma Link, a private company incorporated under the laws of the State of Israel. According to the agreement, we sold our holdings in Orimmune to Karma Link and will assist the assignment of the antibody Anti-CD3 technology (which was in-licensed by us from Hadasit and certain internally developed assets and technology relating thereto).

However, since certain intellectual property related to the Anti-CD3 technology was developed with financing, in part, from the IIA, we have not been able to assign it to Orimmune, as we have not been able to obtain the consent of the IIA, see Item 4.B. “Business Overview—Intellectual Property—Sales of intellectual property assets” for additional information.

If we are not able to obtain the consent of the IIA, then we may be required to assume the sale activity or abandon it, subject to certain payments and liabilities.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Therapix Biosciences Ltd. We were incorporated in the State of Israel on August 23, 2004, and are subject to the Companies Law. Our ADSs representing our Ordinary Shares currently trade in the United States on the Nasdaq Capital Market under the symbol “TRPX.” From December 26, 2005 to August 9, 2018, our Ordinary Shares were traded on the Tel Aviv Stock Exchange.

Our registered office and principal place of business is located at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel. Our telephone number in Israel is: +972-3-6167055.

Our website address is http://therapixbio.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our capital expenditures for 2018, 2017 and 2016 amounted to $17,000, $44,000 and $4,000, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoids pharmaceuticals. We are focusing on a drug development program that we call Joint Pharma, which targets the treatment of the central nervous system and related indications with our product candidate THX-110. As part of our Joint Pharma program, we are also developing THX-150 and THX-160, which target multi drug resistant bacteria and pain, respectively.

THX-110 is a combination drug candidate based on two components: (1) dronabinol, the active ingredient in an FDA approved synthetic analog of THC, which is the major cannabinoid molecule in the cannabis plant, and (2) PEA, which is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which has strong potential to treat Tourette syndrome, obstructive sleep apnea and pain.

The basic tenet of the entourage effect is that cannabinoids work together, or possess synergy, and affect the body in a mechanism similar to the body’s own cannabinoid system, which is a group of molecules and receptors in the brain that mediates the psychoactive effects of cannabis. This entourage effect may account for the pharmacological actions of PEA. Based on an activity enhancement of other physiological compounds, PEA may indirectly stimulate the cannabinoid receptors by potentiating their affinity for their target ligand, which is an ion or molecule that binds to a central metal atom to form a complex (alternatively known as a coordination entity), such as endocannabinoid anandamide or phytocannabinoid THC or by inhibiting their metabolic degradation, and by doing so, may increase the uptake of cannabinoid compounds, such as THC. Thus, we believe that the presence of the PEA molecule likely increases the efficacy of orally administered THC, while reducing the required dosage and decreasing associated deleterious adverse events. We have developed a proprietary formulation of PEA which we call CannAmideTM.

THX-150 is a drug candidate intended for the treatment of infectious diseases. It consists of dronabinol (synthetic ∆9-tetrahydracannabinol) and/or PEA and selected antibacterial agent and possesses antimicrobial synergy potential.

THX-160 is a novel pharmaceutical CB2 receptor agonist for the treatment of pain. Modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

For the development of THX-110 and THX-150, we intend to seek FDA approval for the commercialization of our drug candidates through the Section 505(b)(2) regulatory pathway under the FDC Act. The FDA’s 505(b)(2) regulatory pathway permits the filing of a NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference. This approach could expedite the development program for our product candidates by potentially decreasing the amount of preclinical and clinical data that we would need to generate in order to obtain FDA approval. In addition, with respect to Tourette syndrome, we are pursuing orphan drug designation in the United States. In June 2016, we initially submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of Tourette syndrome. The request is still pending and we are in communication with FDA. The last communication was in December 2018 when we received a letter from the FDA questioning if the sub-group of Tourette syndrome that we are pursuing has a prevalence of fewer than 200,000 individuals and thus eligible for orphan drug designation. There is no assurance that we will successfully obtain orphan drug designation for Tourette syndrome, although we believe that we can provide adequate data to address recent issues raised by the FDA.

The Medical Cannabis Industry

The medicinal cannabis market is an important and evolving segment in global medical therapy. The growing awareness of the medicinal benefits of the active cannabinoids in the plant and its use for improving the quality of life of patients with numerous and diverse indications (oncological patients, chronic pain conditions etc.), as well as the global trends of regulatory changes relating to the use of the plant and of cannabinoids, have all led to a rapid growth in this market. The recent changes in the perception of medicinal cannabis and the scientific and medical acknowledgement of its benefits have created a growing need for more efficient drugs with an improved tolerance profile. The market for medicinal cannabis (and its medical substitutes) is estimated at approximately $2 billion per year in the United States alone and is expected to continue showing significant growth in the coming years. A report included in the Marijuana Business Factbook 2017 suggests that by 2021, annual retail marijuana sales in the United States could top $17 billion, which would represent a 300% increase from 2016.

Our Drug Development Programs

THX-110 – Tourette Syndrome, Obstructive Sleep Apnea and Pain

We believe that our product candidate, THX-110, offers a safe and potentially effective solution for a variety of medical concerns. Despite being in its early phases of clinical testing, the application of THX-110 has extended into several treatments, including Tourette syndrome, obstructive sleep apnea, or OSA, and both acute and chronic pain.

Tourette Syndrome

Tourette syndrome is a neuropsychiatric disorder, characterized by physical (motor) tics and vocal (phonic) tics. Motor tics generally precede the development of phonic tics in Tourette syndrome, and the onset of simple tics usually predates that of complex tics. Tourette syndrome ranges from mild symptoms to loud noises and forceful movements that can result in self-injury (e.g. punching oneself in the face, repeating other people’s words or involuntary swearing). Many with Tourette syndrome experience additional neurobehavioral problems and comorbidities including inattention, hyperactivity and impulsivity, anger control problems, sleep difficulties, and obsessive-compulsive symptoms. Pharmacotherapy is used when symptoms are more severe and interfere with the ability to function. Furthermore, according to the CDC, in most cases, the prevalence of tics decreases during adolescence and early adulthood, and sometimes disappears entirely; therefore, there are a limited number of adults with Tourette syndrome and it is usually manifested mainly through moderate to severe symptoms.

Market Size

The exact number of people with Tourette syndrome is unknown. The prevalence of Tourette syndrome and Tourette syndrome symptoms is greater in children than in adults. CDC scientists used data from the 2011-2012 National Survey on Children’s Health to estimate that one out of every 360 children between the ages of six through 17 have been diagnosed with Tourette syndrome in the United States. This accounts for an estimated 138,000 children. According to 2015 meta-analysis, the Tourette syndrome population prevalence estimate was 0.52% (Scharf JM et al, 2015).

Current Treatment

Pharmacological intervention is considered the first line of therapy for Tourette syndrome, but is reserved for more severe symptoms that interfere with the individual’s ability to function. Today, a full class of drugs that interact with dopamine and non-dopamine systems in the brain are used in the treatment of Tourette syndrome symptoms. Many of the drugs used to treat Tourette syndrome are limited to the treatment of a narrow range of Tourette syndrome symptoms (mainly tics), and are associated with severe side effects, both of which limit their utility. Furthermore, several of these drugs have a black box warning on their label due to their potentially lethal effect. A black box warning is the strictest warning put in the labeling of prescription drugs or drug products by the FDA when there is reasonable evidence of an association of a serious hazard with the drug.

The medications commonly used to treat symptoms of Tourette syndrome can be divided into the following groups:

●	Antipsychotic medications: belong to a class of drugs primarily used to manage psychosis (including haloperidol, pimozide and fluphenazine), all of which are associated with severe side effects (including weight gain, sedation, akathisia (a state of agitation, distress, and restlessness), nausea and tardive dyskinesia (involuntary movements of the face and jaw), among others).

●	Alpha2 Adrenergic Agonists: belong to a class of drugs primarily used to manage hypertension and migraine headaches prevention (including clonidine and guanfacine), which have limited utility despite common application to children with Attention Deficit Hyperactivity Disorder, or ADHD. Similar to antipsychotic medications, these also are associated with several side effects, and some of them, such as clonidine, might even be lethal.

●	Benzodiazepines, an anticonvulsant or antiepileptic drug: belong to a class of drugs primarily used to manage seizures, panic disorder and movement disorders. Of these, cloazepam is used off-label for the reduction of tics in Tourette syndrome patients, which also has associated negative side effects.

As the currently used medications are managing only a small number of disease symptoms with limited efficacy and questionable safety, there is a clear unmet medical need for the management of Tourette syndrome.

Our THX-110 Solution for Tourette syndrome

Our THX-110 platform is a drug candidate for the treatment of Tourette syndrome.

On April 4, 2018, we announced topline results of our Phase IIa investigator-initiated study at Yale University of THX-110 for the treatment of Tourette syndrome. The study was a single-arm, open-label trial, in which each subject both received one daily treatment of THX-110 via oral administration and was followed-up for a period of 12 weeks. 16 subjects participated in the study and received THX-110 at the Yale University Child Study Center at Yale University. The primary endpoint of the study was to assess the performance of THX-110 in the treatment of adult patients suffering from symptoms of Tourette syndrome, as measured by the Yale Global Tic Severity Scale Total Tic Score, or YGTSS-TTS, the customary index for assessing symptom severity. Treatment was given in a dose titration regimen with a maximum dose of THX-110 consisting of 10mg dronabinol and 800mg PEA.

The topline results of the study showed that each of these 16 subjects with medication-refractory Tourette syndrome sustained a significant reduction of tic symptoms (paired t-test: YGTSS-TTS mean difference (mean +/- SD) =7.9+/-8.4, t= 3.7, df=15, p=0.002) from baseline (YGTSS-TTS: 38.4 +/- 8.3) to endpoint YGTSS-TTS: 30.5 +/- 10.9). This resulted in an average tic reduction of 21% across the entire sample of 16 Tourette syndrome subjects. Six of the 16 medication-refractory Tourette syndrome subjects experienced a response to treatment as defined by a reduction in YGTSS-TTS of greater than 25%. Improvement over time with treatment was also observed when generalized linear models were used to analyze repeated measures data on the YGTSS-TTS. In the study, THX-110 demonstrated no significant effects on comorbid ADHD, anxiety, depression or obsessive-compulsive disorder, or OCD, symptoms. The medication was generally well-tolerated by the subjects with only two subjects stopping treatment early (one due to sedation and another due to lack of improvement in tic symptoms). 12 of the 16 subjects elected to proceed with a 24-week extension phase of the trial, which was also completed.

Following the Phase IIa study, we initiated in August 2018 a randomized, double-blind, placebo controlled study to evaluate the safety, tolerability and efficacy of daily oral THX-110 in treating adults with Tourette syndrome, with Hannover Medical School, Germany. The study includes approximately 60 patients. Study patients are randomized to either oral THX-110 or placebo at a 1:1 ratio. The overall estimated study duration is 24 months. We plan to also conduct further preclinical studies in parallel to our clinical plans as part of registration process with the FDA and EMA. Following these studies, if successful, we intend to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled study to evaluate the safety, tolerability and efficacy of up to twice daily oral THX-110 in treating Tourette syndrome.

In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of Tourette syndrome. The request is still pending and we are in communication with FDA. Our last communication was in December 2018 when we received a letter from FDA questioning the prevalence calculation. There is no assurance that we will successfully obtain orphan drug designation for Tourette syndrome, although we believe that we can provide adequate data to address all issues raised by the FDA.

If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. In a pre-IND meeting we had with FDA in February 2018, the FDA did not oppose our plans to submit an NDA via the 505(b)(2) pathway relying, in part, on clinical and nonclinical information from literature related to dronabinol and the FDA’s previous finding of safety and efficacy for the reference listed drug (Marinol).

Obstructive Sleep Apnea

OSA is characterized by episodic sleep state–dependent collapse of the upper airway, resulting in periodic reductions or cessations in ventilation, with consequent hypoxia, hypercapnia, or arousals from sleep. OSA severity is typically assessed with the apnea–hypopnea index, or AHI, which is the number of apneas and hypopneas per hour of sleep.

Market Size and Current Treatment

At ≥15 AHI (moderate and severe), the prevalence in the general adult population ranges from 6% to 17%, being as high as 49% in the advanced ages. OSA prevalence was also greater in obese men and women (Senaratna CV et al, 2017). A majority of today’s OSA treatments are in the form of medical devices known as C-PAPs. The global sleep apnea devices market size was valued at $5.10 billion in 2016 and is expected to grow at a compound annual growth rate, or CAGR, of 7.7% over the forecast period. According to a market research report published by P&S Intelligence, the global sleep apnea devices market is expected to generate $6.8 billion of revenue by 2023. The increasing geriatric population due to increasing life expectancy is expected to increase the prevalence of OSA. Sleep disorders increase with the increase in the age. Furthermore, the prevalence of apnea is high in geriatric population because comorbidities associated with apnea are high in the elderly population. Another factor is the increase in the arousal frequency. The rise in presence of OSA is attributed to the reduction in the size of upper airway lumen due to increasing age factor (Sleep Apnea Devices Market Size, Share & Trends Analysis Report by Product (Single Channel Screening Devices, Actigraphy Systems, PSG Devices, Respiratory Polygraph) By Region, And Segment Forecasts, 2012 – 2022 (https://www.grandviewresearch.com/industry-analysis/sleep-apnea-devices-market). Additionally, and only if other therapies haven't been effective, surgery can be considered.

Our THX-110 Solution for OSA

In October 2017, we signed an agreement with Assuta Medical Center, or Assuta, to conduct a Phase IIa, sponsor-initiated trial for the treatment of OSA THX-110. The study commenced in April 2018.

Within the THX-110 platform, we initiated a proof of concept phase IIa for OSA in 2018, and we expect to complete enrollment by the third quarter of 2019. The OSA trial, titled “Examining the Efficacy of a Therapeutic Combination of Dronabinol (synthetic ∆9-tetrahydracannabinol) and Palmitoylethanolamide for Obstructive Sleep Apnea,” is conducted under the leadership of Prof. Yaron Dagan, head of the Sleep Medicine Institute at Assuta. Thirty patients with a confirmed OSA diagnosis are evaluated for one month with the primary efficacy endpoint evaluating a significant change in the AHI, which assesses the quality of sleep before and after treatment, as well as safety of the treatment. Secondary efficacy measurements include a change in blood oxidation index before and after the treatment, improvement in quality assessment index, improvement in fatigue and sleepiness based on the Epworth Sleepiness Scale index.

Chronic and Acute Pain (THX-110)

In March 2018, the FDA cleared the Investigator-Initiated Investigational New Drug application, or the iIND, for THX-110 in the treatment of chronic low back pain. As of the date hereof, we have not initiated a clinical trial under the iIND for THX-110. As such, we are examining alternatives for conducting this program.

Anti-Bacterial

Antibiotics revolutionized medicine in the 20th century, and have together with vaccinations led to the near eradication of diseases such as tuberculosis in the developed world. However, this has led to widespread problems with antimicrobial and antibiotic resistance, so much so that the World Health Organization has classified antimicrobial resistance as a "serious threat." Each year in the United States, at least 2 million people become infected with bacteria that are resistant to antibiotics and at least 23,000 people die each year as a direct result of these infections. There are currently considerable challenges with the treatment of infections caused by strains of clinically relevant bacteria that show multi-drug-resistance. New anti-bacterial agents are therefore urgently needed, but only one new class of antibacterial has been introduced in the last 30 years. In addition, some antibiotics have been associated with a range of adverse side effects. Side effects range from mild to very serious depending on the antibiotics used, the microbial organisms targeted, and the individual patient. Pharmaceutical combinations of antimicrobial agents with other molecules capable of increasing the potency of the antimicrobial agents could decrease the minimal therapeutic dosages of antimicrobial agents required, thus minimizing the development of drug resistance, reducing antibiotics-associated side effects, preventing biofilm formation and/or treating the established biofilms. We aim to elucidate the mechanism of action of cannabinoids and cannabinoid-mimetics as potentiator for currently used antibiotics, as well as to provide an alternative remedy for the issue posed by antibiotic resistance. The proposed application consists of the pharmaceutical combinations of current antimicrobial agents with our proprietary formulation of a cannabinioid, THC, and a cannabinoid-like compound, PEA, in the hope to elucidate a new mechanism of action for the development of antibiotic treatment, in particular for bacterial strains showing multi-drug-resistance.

Market Size

Transparency Market Research (TMR) has published a new report titled, “Gram-Positive Bacterial Infections Market - Global Industry Analysis, Size, Share, Growth, Trends, and Forecast, 2018–2026.” Gram-positive bacterial are bacteria that give a positive result in the Gram stain test, which is traditionally used to quickly classify bacteria into two broad categories according to their cell wall. According to the report the global gram-positive bacterial infections market was valued at $58.7 billion in 2017. It is projected to expand at a CAGR of 1.5% for the forecast period of 2018 to 2026. The gram-positive bacterial infections market is projected to expand during the forecast period owing to an increase in the number of cases of gram-positive bacterial infections and rapid rise in antibacterial resistance. Moreover, factors such as increased government initiatives and funding for R&D activities and newer bacterial infection treatment and infection control in healthcare settings drive the global gram-positive bacterial infections market. North America dominated the global gram-positive bacterial infections market and is expected to maintain its position owing to a rise in the prevalence of bacterial infections, better diagnosis, and treatment rate in the region.

Current Treatment

Gram-positive bacterial infections drugs act against gram-positive bacterial infections such as Methycillin-resistant Staphylococcus aureus, or MRSA, infections, sinusitis, cellulitis, and pneumonia. Antibiotics are widely used as the first line of treatment for these infections. Antibacterial resistance is considered to be a serious threat in this century for the treatment of bacterial infections. The market for gram-positive bacterial infections is expanding significantly due to a rise in the number of cases of bacterial infections and rapid increase in antibacterial resistance. Furthermore, infection control in healthcare settings and increasing government initiatives and funding for R&D activities have fueled the gram-positive bacterial infections market.

Our THX-150 Anti-Bacterial Solution

In January 2017, we initiated a program in the antimicrobial therapies area. Our objective is to use our entourage technology in association with cannabinoids to increase the efficacy of existing antibiotic drugs, especially in antibiotic-resistant bacteria strains. The resistance to antimicrobials has become a global hazard. We believe that there is an urgent need for the development of novel antimicrobial agents. Cannabinoids such as THC have been shown to have a wide range of important biological activities, including potential antibacterial activity. We are in the midst of our pre-clinical research stage for our proprietary drug candidate THX-150. We have successfully performed an array of in-vitro studies intended to evaluate the synergistic effects of THX-150 components in various strains of multi drug resistant bacteria. In addition we are assessing the efficacy of THX-150 in an animal model of thigh infection.

Pain (THX-160)

Pain is the most common reason for physician consultation in most developed countries. It is a major symptom in many medical conditions, and can interfere with a person’s quality of life and general functioning. Opioid medications can provide short, intermediate or long acting analgesia depending upon the specific properties of the medication and whether it is formulated as an extended release drug. Opioids are efficacious analgesics in chronic malignant pain and modestly effective in nonmalignant pain management. However, there are associated adverse effects, especially during the commencement or change in dose. Prolonged opioid use may cause drug tolerance, chemical dependency, diversion and addiction. The potency and availability of these substances, despite their high risk of addiction and overdose, have made them popular both as formal medical treatments and as recreational drugs. Due to their sedative effects on the medulla oblongata, opioids in high doses present the potential for respiratory depression, and may cause respiratory failure and death. In a 2013 review study published in Fundamental & Clinical Pharmacology, various studies were cited demonstrating that cannabinoids exhibit comparable effectiveness to opioids in models of acute pain and even greater effectiveness in models of chronic pain. Cannabis produces several compounds with known analgesic activities known together as cannabinoids, such as THC and cannabidiol (CBD). All cannabinoids bind and act through one of the two characterized cannabinoid receptors: CB1 and CB2. However, activation of the CB1 receptor (as for example in the case of THC) leads to unwanted psychoactive “high” and other adverse events, whereas activation of CB2 does not lead to any psychoactivity. In addition and unrelated to the above sentence, the affinity of the cannabis derived cannabinoids to these receptors is limited and partial. Newly synthetic cannabinoid HU-433, a specific CB2 agonist with full CB2 receptor affinity, was synthesized by Prof. Raphael Mechoulam from Hebrew University of Jerusalem, and is our proprietary new chemical entity.

More than 100 million Americans are suffering from pain. The annual economic burden of prescription opioids misuse in 2016 sums in $78.5 million, while the total incremental cost of health care due to pain ranged from $261 to $300 billion.

Our THX-160 Pain Solution

In July 2018, we executed a license agreement with Yissum, the technology transfer company of the Hebrew University of Jerusalem, for THX-160, a synthetic cannabinoid synthesized by Prof. Mechoulam. We completed two preliminary preclinical studies evaluating analgesic and opioid-sparing effects of this compound in a rat model of acute and chronic pain. In the preclinical studies, THX-160 was well tolerated and did not cause any significant adverse clinical effects. In addition, efficacy studies demonstrated the analgesic superiority of THX-160 over control and were comparable to high-dose morphine analgesic effects and in some instances exerted greater potency. The efficacy and safety of THX-160 was shown for both acute and chronic pain.

Other programs

Cannabis and cannabinoids have great therapeutic potential and have been used for years for medicinal purposes. For example, cannabis and cannabinoids are being used to improve the quality of life of patients with numerous and diverse indications (oncological patients, chronic pain conditions, etc.). We believe that the novel approaches and unique mechanism of action of our proprietary technology platforms, including our drug delivery systems and unique combination and specific dosages, may be expanded to treat additional diseases and unmet medical needs. We have an additional program that we call BrainBright Pharma, with our product candidate THX-130 which is a low dose THC treatment.

In the future, we may consider expanding our pipeline to include these additional indications.

Therapix Healthcare Resources, Inc.

On July 26, 2018, and as amended in July, August and October 2018, we entered into an agreement for convertible loans, the Convertible Loans Agreement, with THR. On July 31, 2018, THR entered into an asset purchase agreement with a third party for equipment, a laboratory and patient medical records.

On October 3, 2018, we converted an aggregate of approximately $1.63 million of convertible loans issued under the Convertible Loans Agreement and, as a result of such conversion and other non-cash startup expenses previously provided to THR, we obtained an equity ownership interest of 82.36% in THR. We currently have approximately $688,000 in convertible loans outstanding to THR.

THR was engaged in operating pain treatment clinics to treat an assortment of different pains, including acute pain, spine pain, chronic headaches, cancer pain, oral/maxillofacial pain, neuropathic pain and rheumatologic/myofascial pain.

Due in part to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, THR has commenced liquidation of its assets. The liquidation of THR’s remaining assets, or potential claims that may arise from the liquidation and dissolution of THR may adversely affect our reputation or divert management’s attention in the event of any material litigation or in the event that the liquidation process is prolonged. At this time, neither we nor THR are able to estimate reliably the timing and results of the proposed liquidation or of any consequences that may occur as a result thereof.

Intellectual Property

Our intellectual property portfolio comprises three granted U.S. patents and seven pending patent applications, of which four applications have either the PCT, pending status or have entered national stage and are under examination by national authorities. Of this portfolio, we have exclusively licensed one granted U.S. patent from Dekel and one patent family from Yissum.

Internally Developed Patent Applications

In April 2015, we filed a provisional application with the USPTO for combinations of cannabinoids, n-acylethanolamines, and inhibitors of n-acylethanolamine degradation, which, in April 2016 was converted into the international PCT stage and in October 2017 into National Phase in the following state entities: U.S., EPO (European Patent Office), Israel, Australia, Canada, China and Japan. The technology is based on the entourage effect paradigm, and is directed to utilizing the potentiating effect of n-acylethanolamines on cannabinoids for any cannabinoid amenable indication, including but not limited to analgesia and Tourette syndrome. Any resulting patent from this application would be expected to expire in April 2036.

In May 2015, we filed a provisional application with the USPTO for combinations of opioids, n-acylethanolamines, and inhibitors of n-acylethanolamines degradation, which, in May 2016 entered the PCT stage, and in November 2017 into National Phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is also based on the entourage effect paradigm, purposed with utilizing the potentiating effect of N-acylethanolamines on opioids for opioid amenable indications. Any resulting patent from this application would be expected to expire in May 2036.

In July 2016, we filed a provisional application with the USPTO for the technology which is based on potentiating the efficacy of currently used antibiotics. This application converted to a non-provisional application PCT application in July 2017 and in January 2019 into National Phase in the following state entities: USA, EPO, and China. Any resulting patent from this application would be expected to expire in July 2037.

In January 2018, we filed a provisional application with the USPTO for the technology which describes methods of treating OSA. This application converted to a non-provisional application PCT application in January 2019. Any resulting patent from this application would be expected to expire in January 2039.

In March 2013, we filed a provisional application with the USPTO for the technology of proprietary sequences of anti-CD3 antibody and the utilization of the latter in various autoimmune diseases, as well as in hepato-pathologies. The provisional application has been converted to a PCT and then entered a National Status in December 2014 in the US, EPO, China, Canada and Japan. In the USA it has received a grant status in June 2018.

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

On July 29, 2018, we entered into an exclusive, worldwide, sublicensable, royalty-bearing license agreement with Yissum for a license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products, or the Yissum License Agreement. According to the Yissum License Agreement, we shall pay Yissum royalties at the rates of 3% of net sales, subject to the royalty reductions as described in the Yissum License Agreement. All right, title and interest in and to the Yissum License Agreement shall vest solely in Yissum, and we shall hold and make use of the rights granted. All rights in the development results shall be solely owned by us, except to the extent that an employee of the Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by us and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically include in the Yissum License Agreements.

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

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive one. For more information, see Item 3D. “Risk Factors—Risks Related to our Intellectual Property.”

Sales of intellectual property assets

In June 2016, we entered into a share transfer agreement with our former subsidiary, Orimmune, and Karma Link. According to the agreement, we sold our holdings in Orimmune to Karma Link and will assist the assignment of the antibody Anti-CD3 technology (which was in-licensed by us from Hadasit and certain internally developed assets and technology relating thereto). We have been assisting Karma Link with the activities related to the assignment of the license with all relevant parties and authorities. During May 2017, we entered into the Amendment with Karma Link and Orimmune, pursuant to which the parties acknowledged that our discussions with Hadasit regarding the possibility of assigning the license to Orimmune, as contemplated in the transfer agreement, have yet to mature into an agreement with Hadasit, due to Hadasit’s objection to the proposed assignment. We agreed to bear certain fees expenses related to the license incurred prior to the date hereof in the amount of $60,000, which were paid to Orimmune. In addition, during a period of six months commencing as of the date of the amendment, we agreed to bear certain additional fees and expenses related to the license. It was determined that such additional amounts will not exceed $15,000. All such additional fees and expenses shall be coordinated with our approval in advance. In consideration for such participation by us, it was agreed to increase the percentages of the predetermined rate. Although failure to complete the assignment will not constitute a breach of the agreement by us, such failure may obligate us to decide whether to continue with the program (including continuing the search for other potential collaborators for the assignment of the license) or to abandon the license pursuant to the provisions of the original license agreement with Hadasit. In either of such events, we may bear certain payments and liabilities to third parties including the IIA.

The IIA has declined our request for a joint ownership registration with Hadasit of the patent underlying the assets, according to the license agreement with Hadasit due to the IIA’s claim that such registration is not in compliance with the IIA rules regarding use of its grants. Following further discussions between Hadasit and us held during the second half of 2017, and through the first quarter of 2018, after not succeeding in assigning the license to a buyer, we signed the Termination Agreement. According to the Termination Agreement, Hadasit assigned to us the Therapix Patent, and we re-assigned to Hadasit all of its rights, title and interest in the patents that developed by Hadasit prior to the Hadasit License.

On April 18, 2018, we submitted an application with the IIA to approve the assignment of the Therapix Patent to Orimmune. We are currently in discussions with the IIA in connection with the terms of approval of this request, which will, inter alia, address a previous refusal received by the IIA to a request to recognize the registration of a joint patent with Hadasit, under the license agreement, which according to the IIA did not comply with the rules and regulations with respect to use of funds received under the IIA grant.

On July 4, 2018, and according to the Termination Agreement, we paid Hadassit an amount of approximately $104,000 due to, inter alia, accrued costs and expenses relating to the filing, prosecution and maintenance of the patent rights; license maintenance fee due to Hadasit for the years 2016 and 2017 and unpaid related consultancy fees for work performed during 2015.

On December 13, 2018, an additional amendment to the transfer agreement was signed, or the Additional Amendment, between us, Karma Link and Orimmune, under which the parties acknowledged that despite our efforts and assistance in the discussions with Hadasit regarding the possibility of assigning the license to Orimmune, Orimmune chose not to enter into an agreement with Hadasit. In addition and notwithstanding the foregoing, we are willing to assign to Orimmune the entire right, title and interest in specific patents, subject to fulfilment of certain conditions precedent which are in effect as of the date of this annual report.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Insys Therapeutic Inc.’s Syndros, an orally administered liquid formulation of dronabinol, Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, we are aware of multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis is seeking FDA approval in the United States, and is developing Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes and Prader-Willi syndrome. Insys Therapeutics, Inc. is also seeking FDA approval for an orally-administered liquid formulation of its synthetic cannabidiol compound as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and other childhood epilepsy syndromes. Zynerba is developing a transdermal formulation of cannabidiol, and Nemus is focused on the discovery, development and commercialization of cannabis therapeutics.

In addition, GW develops a CBDV based therapy for autism spectrum disorders and therapy for neonatal hypoxic-ischemic encephalopathy, glioblastoma and schizophrenia. Zynerba is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies. In addition, Zynerba is currently developing a transdermal formulation of pro-drug of THC for neuropsychiatric disorders including Tourette syndrome. Nemus is focused on the discovery, development and commercialization of cannabis therapeutics. Corbus Pharmaceuticals is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus.

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

Clinical trials involve the administration of the investigational product to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors. Clinical protocols and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol and any amendment involving testing on of U.S. patients study subjects within the United States and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if the FDA believes that the clinical trial either is not being conducted in accordance with FDA requirements regulations or presents an unacceptable risk to the clinical trial subjects. The trial protocol and informed consent information for subjects in clinical trials must also be submitted to an IRB for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or may impose other conditions.

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

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a REMS plan to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use (, or ETASU). An ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product candidate approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product candidate approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

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

Fast Track Designation and Accelerated Approval

Tourette’s syndrome may be considered as a serious condition with a potentially disabling nature. The FDA has programs to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. These therapies for serious conditions are approved and available to patients as soon as it can be concluded that the therapies’ benefits justify their risk. Under the Fast Track Program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a Fast Track drug concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of Tourette syndrome. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of Tourette syndrome in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of Tourette syndrome with THX-110 mainly through the preliminary results of ongoing clinical trials, suggesting that THX-110 may provide benefit in treating Tourette syndrome. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe Tourette's patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. We are currently waiting for the FDA’s response. There is no assurance that we will successfully obtain orphan drug designation for Tourette syndrome, although we believe that we can provide adequate data to address all issues raised by the FDA.

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

The Foreign Corrupt Practices Act

The FCPA prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

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

Grants from the IIA

Our research and development efforts mainly with respect to our past activities (for example, with respect to immunotherapy programs such as the BBS Technology and program and the Anti-CD3 program) were financed in part through royalty-bearing grants from the IIA. As of December 31, 2018, we have received the aggregate amount of approximately $4.1 million from the IIA for the development of these programs, which have since been sold. With respect to such grants we are committed to pay certain royalties up to an aggregate amount of approximately $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how inside or outside of Israel, and the transfer outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

C.	Organizational Structure

We have one, active, majority controlled subsidiary, THR, and three inactive wholly-owned subsidiaries: Nasvax Inc., Evero Health Ltd. (previously known as Weex Biosciences Ltd.) and Brain bright Ltd.

Therapix Healthcare Resources Inc. is a subsidiary incorporated in Delaware of which we own approximately 82.36% of its share capital. THR was engaged in operating pain treatment clinics to treat an assortment of different pains, including, acute pain, spine pain, chronic headaches, cancer pain, oral/maxillofacial pain, neuropathic pain and rheumatologic/myofascial pain. We converted an aggregate of approximately $1.63 million of convertible loans issued under a convertible loans agreement and, as a result of such conversion and other non-cash startup expenses previously provided to THR, we obtained an equity ownership interest of 82.36% in THR.

In addition, we own approximately 27% of Lara Pharm Ltd., or Lara Pharm, a private company engaged in the field of medical cannabis and developing a formulation based on synthetic cannabinoids, for the provision through an inhaler.

D.	Property, Plants and Equipment

Our offices are located at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, where we currently occupy approximately 1,800 square feet. We lease our facilities and our lease ends on July 10, 2020. Our current monthly rent payment is NIS 19,500 (approximately $5,500). Our subsidiary, THR, rents headquarters, lab and clinics in different cities in Tennessee. The main lease agreement is for THR’s headquarters and lab in Brentwood, Tennessee, which is estimated at $31,000 per month and ends in August 2028. Our current total monthly rent payment for THR’s seven operating lease agreements is approximately $80,874. THR is currently in default with regards to the payment of each of its leases, including its headquarters, a lab and clinics in different cities in Tennessee.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2016 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 26, 2018.

The following financial data in this narrative are expressed in thousands, except for share and share data or as otherwise noted.

Overview

We are a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoids pharmaceuticals. We are focusing on a drug development program that we call Joint Pharma, which targets the treatment of the central nervous system and related indications with our product candidate THX-110. As part of our Joint Pharma program, we are also developing THX-150 and THX-160, which target multi drug resistant bacteria and pain, respectively.

THX-110 is a combination drug candidate based on two components: (1) dronabinol, the active ingredient in an FDA approved synthetic analog of THC, which is the major cannabinoid molecule in the cannabis plant, and (2) PEA, which is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which has strong potential to treat Tourette syndrome, OSA and pain. THX-150 is a drug candidate intended for the treatment of infectious diseases. It consists of dronabinol (synthetic ∆9-tetrahydracannabinol) and/or PEA and selected antibacterial agent and possesses antimicrobial synergy potential. THX-160 is a novel pharmaceutical CB2 receptor agonist for the treatment of pain.

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

The following table discloses the breakdown of research and development expenses:

	December 31,
	2018	2017
	(in thousands of U.S. dollars)
Wages and related expenses	667	321
Share-based payments	109	103
Clinical studies	692	511
Research and preclinical studies	593	362
Chemistry and formulations	54	330
Regulatory and other expenses	595	276
	2,710	1,943

We expect that our research and development expenses will materially increase as we plan to start new clinical trials and develop new products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	December 31,
	2018	2017
	(in thousands of U.S. dollars)
Wages and related expenses	1,866	808
Share-based payment	495	759
Professional and directors fees	1,407	1,007
Investor relations and business expenses	368	871
Office maintenance, rent and other expenses	768	211
Regulatory expenses	77	80
Expenses due to litigations & claims	250	-
Business development	1,348	74
Total	6,579	3,810

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017

Results of Operations

	December 31,
	2018	2017
	(in thousands of U.S. dollars)
Research and development expenses	2,710	1,943
General and administrative expenses	6,579	3,810
Other expense (income), net	425	1
Operating loss	9,714	5,754
Financial Expense (income), net	(705)	490
Tax benefit	(60)	-
Net loss	8,949	6,244
Net loss attributable to holders of Ordinary Shares	8,523	6,244

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2018 amounted to $2,710, representing an increase of $767, or 39%, compared to $1,943 for the year ended December 31, 2017. The increase was primarily attributable to an increase of $346 in wages and related expenses, an increase of $319 in regulatory and other expenses, an increase of $231 in research and preclinical studies and a decrease of $276 in chemistry and formulations, reflecting the continuance of clinical studies, research and preclinical studies. Research and development expenses for the year ended December 31, 2018 reflect increased research and development operations due to the continuance of the cannabinoid projects.

General and administrative expenses

Our general and administrative expenses totaled $6,579 for the year ended December 31, 2018, representing an increase of $2,769 or 73%, compared to $3,810 for the year ended December 31, 2017. The increase was primarily attributable to hiring new employees, rise in wages and related expenses, business development expenses and professional and directors’ fees.

Other expense and income

Our other expense and income for the year ended December 31, 2018 was $425, representing an increase of $424, or 425%, as compared to other expense and income of $1 for the year ended December 31, 2017. The increase was primarily attributable to impairment of goodwill and intangible assets.

Operating loss

Our operating loss for the year ended December 31, 2018 was $9,714, representing an increase of $3,960, or 69%, as compared to an operating loss of $5,754 for the year ended December 31, 2017.

Financial expense and income

Financial expense and income consist of exchange rate differences, bank fees, loans interest and other transactional costs.

We recognized financial income net, for the year ended December 31, 2018, of $705, representing a change of $1,195, as compared to financial expenses, net of $490 for the year ended December 31, 2017. The change was primarily due to changes in the fair value of financial instruments, interest income and exchange rate valuation losses on dollar balances.

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2018 was $9,234, representing an increase of $3,451, or 60%, as compared to $5,783 for the year ended December 31, 2017.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2018. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Share-Based Compensation

Our employees and other service providers are entitled to benefits by way of share-based compensation settled with company options to shares. The cost of transactions with employees settled with capital instruments is measured based on the fair value of the capital instruments on the granting date. The fair value is determined using an accepted options pricing model. The model is based on share price, grant date and on assumptions regarding expected volatility, expected lifespan, expected dividend, and a no risk interest rate.

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

We selected the Black-Scholes-Merton option-pricing model as a fair value method for our options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility - The expected volatility is based on fluctuations in the price of our ADS prices on the Nasdaq Capital Market.

Risk free interest rate - The risk free interest rate is based on the U.S. Treasury yield curve, in accordance with the option’s contractual term.

Contractual term - An option’s contractual term must at least include the Vesting Period and the employees’ historical exercise and post-vesting employment termination behavior for similar grants. If the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior.

Share price - The share price is determined according to the last known or above closing price of our ADSs at the grant date.

B.	Liquidity and Capital Resources

Overview

Since our inception in 2004, and through December 31, 2018, we have funded our operations principally with $4,193 from the issuance of Ordinary Shares (including ADSs) and warrants. As of December 31, 2018, we had $1,485 in cash and cash equivalents, and an additional amount of $10 in short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	December 31,
	2018	2017
	(in thousands of U.S. dollars)
Operating activities	(7,132)	(4,579)

Investing activities	(2,094)	(53)

Financing activities	1,536	13,175

Effect of exchange rate changes on cash	(20)	(24)

Net increase (decrease) in cash and cash equivalents	(7,710)	8,519

Operating Activities

Net cash used in operating activities was $7,132 during 2018 in comparison $4,579 during 2017. The increase of $2,553 was primarily attributable to an increase in research and development and general and administrative expenses.

Investing Activities

Net cash used in investing activities of $2,094 during the year ended December 31, 2018 primarily reflected the issuance of convertible loans to Cure Pharmaceutical Holding Corp, or Cure and an investment in THR.

Net cash used in investing activities of $53 during the year ended December 31, 2017 primarily reflected purchasing of equipment.

On April 17, 2018, we lent Cure an amount of $0.5 million, or the Cure Loan, in a convertible loan agreement. According to the convertible loan agreement, we had the option to instruct Cure, prior to the maturity date of the loan, to repay the loan amount together with all interest accrued thereon. On December 31, 2018, we instructed Cure to repay the loan (with the accrued interest) on the maturity date. The Cure Loan was fully repaid, including interest, on April 30, 2019, and the convertible loan agreement was terminated with no further effect.

During 2018 and 2019, we lent THR approximately $2.31 million in THR, through convertible loans. On October 3, 2018, we converted an aggregate of approximately $1.63 million of convertible loans issued and, as a result of the conversion and other non-cash startup expenses previously provided to THR, we obtained an equity ownership interest of 82.36% in THR. We currently have approximately $688 in convertible loans outstanding to THR.

Financing Activities

Net cash provided by financing activities of $1,536 in the year ended December 31, 2018 consisted mainly of $1,481 of net proceeds from the issuance of convertible debentures.

Net cash provided by financing activities of $13,175 in the year ended December 31, 2017 consisted mainly of $13,800 of net proceeds from our U.S. initial public offering, or U.S. IPO, offset by expenses relating to our U.S. IPO and listing on Nasdaq in March 2017, of $2,021.

In March 2017, we issued to an investor 5,357,143 Ordinary Shares in a private placement, at a price per share of NIS 0.70 (approximately $0.19). In addition, the investor was entitled to price protection rights to participate in our future private placements or public offerings upon the same or lesser terms offered to future investors, on a pro-rata basis to his holdings. Since we issued ADSs in the IPO which took place later in March 2017 at a public offering price of $6.00 per ADS, which is less than $7.71 per ADS (approximately $0.19 per Ordinary Share), we issued the investor an additional 1,529,910 Ordinary Shares.

On March 27, 2017, we issued an aggregate of 2,000,000 ADSs and on April 3, 2017, we issued an aggregate of 300,000 ADSs, pursuant to our U.S. IPO and the exercise of the underwriters’ option, respectively, at a price of $6.00 per ADS.

On November 23, 2018, we entered into a securities purchase agreement and a registration rights agreement with YA II PN Ltd., or YA II PN, a fund managed by Yorkville Advisors Global L.P., for the sale in a private placement of up to $2.5 million in principal amount of unsecured convertible debentures, or the Debentures. Interest on the Debentures will accrue at a rate of 5% per annum and is payable upon the maturity date of the Debentures, being 12 months from the issuance of each Debenture. The first tranche of $1.5 million of the Debentures was issued on November 23, 2018, and YA II PN received 9,171 ADSs as a commitment fee. The outstanding principal, together with accrued and unpaid interest, will be convertible, at the option of the YA II PN, into ADSs at 95% of the lowest daily volume weighted average price during the five consecutive trading days, immediately preceding the conversion date. Provided that the ADSs are trading below $7.00, we have the right to redeem in cash the Debentures at 110% of the principal amount of the Debentures plus accrued interest. To date, the outstanding debt under the Debenture is $1.25 million, after paying YA II PN approximately $0.25 million in exchange of YA II PN participating in the April 2019 fundraising. On March 14, 2019, an amendment to the securities purchase agreement was signed due to the fact that we did not comply with certain abovementioned conditions and accordingly deemed to be in default by YA II PN. According to the amendment, YA II PN agreed to waive the requirements under the securities purchase agreement and as such, we are not in default pursuant to the terms of the securities purchase agreement. In addition, we and YA II PN mutually agreed to waive any and all requirements to hold a second closing or third closing.

On April 1, 2019, we issued 642,853 ADSs in a public offering at a purchase price of $3.50 per ADS, and warrants to purchase 482,139 ADSs with an exercise price of $3.50 per ADS, in a concurrent private placement.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs exercises of warrants and options. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of product candidates and we do not expect to generate revenues from sale of our product candidates in the next few years.

As of December 31, 2018, our cash and cash equivalents including short-term bank deposits were $10.

We believe that our existing cash resources, including the funds that we raised in our April 2019 offering, will be sufficient to fund our current operations at least until October 31, 2019; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings (such as our April 2019 registered direct offering of ADSs and private placement of warrants and other past fundraisings) and sales of technology. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates. This may raise substantial doubts about our ability to continue as a going concern.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2018:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
License and contractual agreements (1-4)	1,219	223	996
Facility (5-6)	4,716	825	1,218	937	1,736

(1)	As of December 31, 2018, we had contractual obligations with respect to (1) clinical investigation and laboratory services contract with Hannover Medical School to conduct a phase IIb clinical trial, in the amount of $835, (2) our agreement with Assuta to conduct a Phase IIa, sponsor-initiated trial for the treatment of OSA using our proprietary cannabinoid-based technology, THX-110, in the amount of $35, (3) license technology agreement with Yissum in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products in the amount of $135, (4) our agreement with FGK to perform CRO activities for the Tourette syndrome study, in the amount of $214, (5) our lease agreement with a third party for an area of approximately 2,153 square feet, in the amount of $114, and (6) THR lease agreements with a third party in the aggregate of approximately 53,417 square feet, in the amount of $4.602.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of May 13, 2019:

Name	Age	Position
Dr. Ascher Shmulewitz	63	Chairman of the Board of Directors and Interim Chief Executive Officer
Oz Adler	32	Chief Financial Officer
Dr. Adi Zuloff-Shani	50	Chief Technologies Officer
Amit Berger (1) (2) (3)	53	Director
Dr. Yafit Stark (1) (2) (3)	65	Director
Zohar Heiblum (1) (2) (3)	63	Director
Stephen M. Simes (3)	67	Director
Eric So (3)	43	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director (as defined under Nasdaq Stock Market rules)

Dr. Ascher Shmulewitz has served as our Chairman since January 2014 and on our Board of Directors since February 2013 and was appointed our interim Chief Executive Officer on November 1, 2017. Dr. Shmulewitz is an inventor, investor and serial entrepreneur in biomedical technologies. Dr. Shmulewitz has founded and invested in over two dozen life science companies including NeoVision Corp, Labcoat Medical Ltd., Arteria Corp., Circulation Inc. and X-Cardia Inc., and has led multiple of these companies to successful exits, including through merger and acquisition transactions with large medical device companies. Dr. Shmulewitz has vast experience in the venture capital arena as an investor, manager and entrepreneur in dozens of companies and ventures. In 1995, Dr. Shmulewitz co-founded San Francisco Science and the Incumed Group, companies that provide seed funding, and is the founder of Medgenesis Partners Ltd., an Israeli private investment firm and incubator that has invested in over a dozen ventures. Dr. Shmulewitz previously held senior executive positions at Advanced Technology Laboratories Inc. (from 1988 to 1992). Dr. Shmulewitz received an M.D. degree from The Technion Medical School and a Ph.D. degree in Engineering from Tel Aviv University, Israel.

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

Dr. Adi Zuloff-Shani has served as our Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 15 years of experience as a research and development executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (Nasdaq: “MCUR”) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar- Ilan University, Israel.

Mr. Amit Berger has served on our Board of Directors since August 2014. Mr. Berger has significant expertise in financial markets, where he has held management and board positions for over 25 years. Since 2009, Mr. Berger has served as the chief executive officer of Dolphin 1 Investment Ltd. From 2002 to 2004, Mr. Berger served as the chairman of Dash Investments Ltd., and from 2005 to 2009, as the chairman and a director of Enter Holdings 1 Ltd. Mr. Berger has also served on the boards of Mega Or Holdings Ltd., N.R. Spuntech Industries Ltd., Itay Financial A.A. Investments Ltd., Ortam-Sahar Engineering Ltd., Hamashbir 365 Ltd. and Polar Investments Ltd. Mr. Berger holds a B.A. degree in Economics from Tel Aviv University, Israel.

Dr. Yafit Stark has served on our Board of Directors since June 2015. Dr. Stark has served as Vice President Global Clinical Research at Teva Pharmaceutical Industries Ltd. Dr. Stark has established and managed the Global Innovative Clinical Research Infrastructures at Teva and was responsible for the clinical development of significant products, among them the Copaxone® for Multiple Sclerosis. Dr. Stark is a pioneer in incorporating innovation and new technologies in clinical development. During her 31 years of work in large pharma, she has built up expertise in multiple therapeutic areas and different types of medicinal products technologies. Dr. Stark serves as a director of several biotechnology companies and associations. Dr. Stark holds a Ph.D. degree in Pathology from Tel Aviv University and a Post-Doctorate in Immuno-Histopathology from Tel Aviv University and the Weizmann Institute of Science, Israel.

Mr. Zohar Heiblum has served on our Board of Directors since August 2013. In 1983, Mr. Heiblum co-founded Tefen IL (Israel) Ltd., a leading consulting firm in Israel and led the company to an IPO on Tel Aviv Stock Exchange in 1994. Since then, Mr. Heiblum has been involved in various companies as an investor, consultant, board member and active Chairman. Since 2001, Mr. Heiblum has been an active board member and manager at Momentum Management LLP, which specializes in management and investments in turnaround and special situation activities, and in his capacity served mostly in high-tech companies. From 1998 to 2001, Mr. Heiblum served as a director and Chairman of the board at of Orex Computed Radiography Ltd., which was later sold to Eastern Kodak Company. From 1998 to 2001, Mr. Heiblum served as a director of Biosonix Ltd., which executed a reverse merger with Neoprobe (today Navidea Biopharmaceutical Inc.) in 2002. From 2002 to 2004, Mr. Heiblum served as the general manager of the Israeli subsidiary of MobileAccess Networks Inc. (formally Foxcom) which was sold to Corning Inc. (U.S.A) in 2011. From 2013 to 2014, Mr. Heiblum served as the acting chief executive officer of Alvarion Ltd. (in receivership) and as chairman of Z. Roth Industries Ltd., which is a leading metal designer and producer of products designed to be situated in public areas, and as of March 2016 acts as the manager of the pre research and development plan on MATIMOP – the Israeli industry center for research and development, which acts as the executive agency of the Israel Innovation Authority. Mr. Heiblum has a B.Sc. degree in Industrial Engineering and an M.B.A., both from Tel Aviv University, Israel.

Mr. Stephen M. Simes has served on our Board of Directors since December 2016. Mr. Simes currently serves as an advisor and consultant to biopharma companies.  Mr. Simes is a member of the Ops Team of SmartHealth Activator.  Mr. Simes serves on the advisory board for NeuroLucent a biotech company working on novel approaches for the treatment of Alzheimer’s disease, in addition to several other startup biopharma companies in oncology and 3D bioprinting. From March 2014 until January 2016, Mr. Simes served as chief executive officer and a member of the board of directors of RestorGenex Corporation, a company with a focus on oncology (acquired through merger by Diffusion Pharmaceuticals, Inc.). Prior to such time, Mr. Simes served as Vice Chairman, President and chief executive officer and a member of the board of directors of BioSante Pharmaceuticals, Inc. from 1998 until June 2013 when BioSante merged with and renamed to ANI Pharmaceuticals, Inc. BioSante, whose common stock was listed on The Nasdaq Global Market, was a specialty pharmaceutical company focused on developing products for women’s and men’s health. From 1994 to 1997, Mr. Simes was president and chief executive officer and a member of the board of directors of Unimed Pharmaceuticals, Inc. (currently a wholly owned subsidiary of AbbVie, Inc.), a company with a product focus on infectious diseases, AIDS, endocrinology and oncology. From 1989 to 1993, Mr. Simes was chairman, president and chief executive officer of Gynex Pharmaceuticals, Inc., a company which concentrated on the AIDS, endocrinology, urology and growth disorders markets. In 1993, Gynex was acquired by Savient Pharmaceuticals Inc. (formerly Bio-Technology General Corp.), and from 1993 to 1994, Mr. Simes served as Senior Vice President and director of Savient Pharmaceuticals Inc. Mr. Simes’s career in the pharmaceutical industry started with G.D. Searle & Co. (now a part of Pfizer Inc.). Mr. Simes has a B.Sc. degree in Chemistry at Brooklyn College of the City University of New York and an M.B.A. in Marketing and Finance from New York University.

Mr. Eric So has served on our Board of Directors since June 2017. Mr. So has over 15 years’ experience advising both private and public companies. He has been the Managing Director, Co-founder and chief strategy officer for Globalive Technology Partners Inc. since December 2017 and has been chairman of HyperBlock Technologies Corp. since October 2017. Mr. So has served as chief legal and corporate development officer, a private internet marketing company, since 2012. Mr. So served as a director of Riot Blockchain, Inc. from October 2017 until February 2018.  An alumnus of Torys LLP, Eric holds a Bachelor of Science from McGill University and a law degree from the University of Windsor.

Scientific Advisory Board

We have a Scientific Advisory Board of seven researchers in the field(s) of: psychiatry, Tourette syndrome, neurology, Alzheimer’s, psychology and pediatrics, neurobiology, pharmacology, organic and medicinal chemistry, cannabinoids and drug discovery. We consult with the members of our Scientific Advisory Board on a regular basis.

Prof. Raphael Mechoulam is a Professor Emeritus of the Department of Natural Products of the School of Pharmacy at the Faculty of Medicine of the Hebrew University of Jerusalem, and a member of the Israel Academy of Sciences and Humanities. Prof. Mechoulam’s research in the field of cannabis has led to his discovery of the endocannabinoid system. Additionally, Prof. Mechoulam was among the first to complete the total synthesis of the major plant cannabinoids, THC, cannabidiol, cannabigerol, and others, and also played a key role in the isolation of the first described endocannabinoid anandamid. Prof. Mechoulam’s research interests are in the chemical and biological activity of natural products and medicinal agents, of which his primary contributions are in the field of the constituents of cannabis, about which Prof. Mechoulam has published extensively. Prof. Mechoulam has received amongst others, the Israel Prize in 2000, the European College of Neuropsychopharmacology Lifetime Achievement Award in 2006 and the Rothschild Prize in 2012.

Dr. Yossi Tam received his B.Med.Sc., M.Sc., Ph.D. and D.M.D. from the Hebrew University of Jerusalem. Dr. Tam did his postdoctoral training at the National Institutes of Health (NIH), and in 2011, became a staff scientist at the NIH. In June 2014, Dr. Tam moved to the Hebrew University of Jerusalem, where he heads the Obesity and Metabolism Laboratory at the Institute for Drug Research, and focuses on targeting the endocannabinoid (eCB) system for Obesity, Diabetes and the metabolic syndrome. Dr. Tam also serves as the Director of the Hebrew University’s Multidisciplinary Center on Cannabinoid Research and a Scientific Advisory Board Member of several biotech companies, which develop a portfolio of non-psychoactive cannabinoid and cannabinoidmodulating medicines for unmet market needs. Dr. Tam won major national and international grants, and authored over 40 peer-reviewed papers in leading journals, and two book chapters. Having a clinical background with basic science training, Dr. Tam has always been interested in how science can directly improve people’s everyday lives. Thus, he has strived unceasingly to integrate his clinical curiosity and experimental knowledge, in order to deepen the understanding of clinically relevant research questions.

Prof. Elon Eisenberg, is the Dean of the Faculty of Medicine at the Technion - Israel Institute of Technology. Prof. Eisenberg is a Professor of Neurology and Pain Medicine at the Faculty of Medicine and holds the Otto Barth Family Academic Chair in Biomedical Science. Prof. Eisenberg graduated from Sackler School of Medicine, Tel-Aviv University in Israel. Prof. Eisenberg completed a residency in Neurology, at Rambam Medical Center, Haifa, Israel, and Neurology - Pain Fellowship at Massachusetts General Hospital, Harvard Medical School in Boston, USA. Prof. Eisenberg has been the director of the Institute of Pain Medicine at Rambam Health Care Campus, Haifa, Israel, and the President of the Israeli Pain Association. Prof. Eisenberg is currently the director of the Pain Research Unit at the Institute of Pain Medicine, Rambam Health Care Campus. H Prof. Eisenberg’s main areas of research include mechanisms and treatment of pain with special emphasis on neuropathic pain, CRPS, cancer pain, opioids and cannabinoids. Prof. Eisenberg has published about two-hundred articles, book chapters and other manuscripts in various areas of pain.

 Prof. James Leckman, M.D. is the Neison Harris Professor of Child Psychiatry, Psychiatry, Psychology and Pediatrics at Yale University. Prof. Leckman has served as director of Research for the Yale Child Study Center for more than twenty years. Prof. Leckman’s current research involves exploring whether the strengthening of families and the enhancement of childhood development leads to peaceful results and the prevention of violence. Additionally, Prof. Leckman has a longstanding interest in Tourette syndrome and OCD. Prof. Leckman is the author or co-author of over 430 original articles published in peer-reviewed journals, twelve books, and 140 book chapters.

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

Prof. Kirsten Müller-Vahl is a Professor of Psychiatry at the Department of Psychiatry, Socialpsychiatry and Psychotherapy at the Hanover Medical School, Germany. Prof. Müller-Vahl specialist in both neurology and adult psychiatry and has worked extensively at a specialized movement disorder clinic. For six years, Prof. Müller-Vahl was a grant-holder for the German Government for scientific research related to Tourette syndrome. Over the past eighteen years, Dr. Müller-Vahl has investigated more than 12000 patients with Tourette syndrome, both children and adults, and has served as the head of the Tourette syndrome outpatient department for over twenty years. Additionally, Prof. Müller-Vahl served on the scientific advisory board of the German Tourette Syndrome Association, and, in 2011, she became the president of the German Society for the Study of Tourette Syndrome. Furthermore, Prof. Müller-Vahl is a German representative member of the management committee and coordinator of the COST Action BM0905, which is involved the study of Tourette syndrome, and the leader of Working Group 4, which is involved in outreach activities. Prof. Müller-Vahl is a full partner in the EU funded FP7 program, the “European Multicentre Tics in Children Studies.”

Prof. Avi Weizman is a Professor of Child and Adult Psychiatry at the Sackler Faculty of Medicine of Tel Aviv University, a Director of the Felsentein Medical Research Center and the head of a Laboratory for Biological Psychiatry and the head of a Research Unit at the Geha Mental Health Center. Prof. Weizman’s research involves the investigation of brain mechanisms of mental disorders, and currently focuses on neurodevelopmental disorders, development of new strategies for the treatment of psychotic disorders and the psychopharmacology of mental disorders. Prof. Weizman is the author of more than 760 original papers, five full books, 28 book chapters and 60 review articles. After completing his residency in Psychiatry, Prof. Weizman spent two years as a visiting scientist at the National Institute of Mental Health in Bethesda, MD.

Dr. Michael H. Bloch, M.D., M.S. is the associate training director of the Child Study Center’s Solnit Integrated Program, which provides psychiatrists-in-training with the opportunity to integrate general, child and research psychiatry during many stages of their career. Dr. Bloch’s research interests focus on studying Tourette syndrome, OCD, and trichotillomania. Dr. Bloch’s current research involves developing superior treatments for children and adults diagnosed with the aforementioned indications and examining predictors of long-term outcomes with an emphasis on neuroimaging. Dr. Bloch has over 100 peer-reviewed publications and has received the Keese Prize (Best Research Thesis by graduating medical student at Yale University), the Lustman Award (Best Research performed by Psychiatry Resident at Yale University) and the AACAP Norbert and Charlotte Rieger Award for Scientific Achievement (Best Manuscript Published in JAACAP by Child Psychiatrist). Dr. Bloch graduated from Yale School of Medicine, where he completed training in both child and adult psychiatry.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

We are not a party to, and there are no arrangements or voting agreements that we are aware of for the election of our directors and members of management.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management, as a group for the year ended December 31, 2018. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2018.

	Salary/ Fee and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 9 persons (*)	$986	59	$517

(*)	Includes Doron Ben Ami, our former Chief Strategy Officer. Mr. Ben Ami resigned in May 2018.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2018.

Annual Compensation (in thousands of U.S. dollars)

Executive Officer	Salary/ Fee and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation (1)	Total

Dr. Ascher Shmulewitz, Interim Chief Executive Officer and Chairman	$401	$-	$273	$674

Dr. Adi Zuloff-Shani, Chief Technologies Officer	$224	$34	$51	$309

Oz Adler, Chief Financial Officer	$184	$25	$21	$230

Stephen Simes, Director	$33	$-	$53	$86

Other directors on an individual basis (2)	$33	$-	$33	$63

(1)	Share based compensation includes the cost of our non-cash share-based compensation in 2018.

(2)	Unless otherwise detailed in this table, all of our non-executive directors received the same amount of compensation for the year ended December 31, 2018.

Employment and Services Agreements with Executive Officers

We have entered into written employment agreements and/or consulting agreements with each of our executive officers (including with our Chairman). All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Most of these agreements are terminable by either party upon 30 days’ prior written notice. However, a longer 90 day notice period is required with respect to our Chairman and each of our executive officers. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year, subject to a pre-determined target-based bonus plan, which is usually set during the first quarter of each calendar year following the recommendation of our compensation committee and the approval of our Board of Directors. The annual bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and compensation committee and approved annually by our Board of Directors that also set the bonus targets for our interim Chief Executive Officer and Chairman.

For a description of the terms of our options and option plans, see Item 6.E. “Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, namely, our Chairman, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C.	Board Practices

Our Board of Directors presently consists of six members. We believe that Mr. Berger, Mr. Heiblum, Dr. Stark, Mr. Simes and Mr. So are all “independent” for purposes of the Nasdaq Stock Market rules. Our articles of association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. Pursuant to the Companies Law, the management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors. The terms of our interim Chief Executive Officer and Chairman are currently subject to the services agreement that we have entered into with him (in his capacity as an active Chairman), which terms were approved with the prior review and approval of our compensation committee, the Board of Directors and the general meeting of our shareholders (see below regarding appointment of our Chairman as our interim Chief Executive Officer for a term of three years). All other executive officers are appointed by the Board of Directors or by our interim Chief Executive Officer, provided that he was authorized by the Board of Directors to do so. Their terms of employment are subject to the approval of the Board of Directors’ compensation committee (see “—Compensation Committee”) and of the Board of Directors (and in case the terms are not compatible with the provisions of the compensation policy, to our shareholders’ approval as well), and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

In addition, our articles of association allow our Board of Directors to appoint directors to fill vacancies on our Board of Directors or in addition to the acting directors (subject to the limitation on the number of directors and their qualifications), until the next general meeting in which directors may be appointed or such appointment terminated.

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

Our Board of Directors is required to elect one director to serve as the Chairman of the Board of Directors to preside at the meetings of the Board of Directors, and may also remove that director as Chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits the company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least the majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, our Chairman is also acting as our interim Chief Executive Officer, which was approved by our shareholders at our 2017 annual general meeting, for no additional compensation, for a term of no more than three years (until November 1, 2020).

The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the Board of Directors, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the Board of Directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, compensation committee, the research and development and clinical trials committee are described below. See “—Committees of the Board of Directors” below.

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

Notwithstanding the foregoing, in accordance with the exemption available to certain Israeli public companies whose shares are traded on the Nasdaq, we chose as of April 27, 2017 and for as long the required conditions precedent are met (unless otherwise decided by our Board of Directors), not to follow the requirements of the Companies Law with regard to the appointment of “external directors” as defined in the Companies Law, and instead, we will follow the Nasdaq rules applicable to U.S. domestic companies with respect to the appointment of independent directors, provided that when we appoint a director, both genders shall have representation in our Board, or the External Directors Relief Resolution. As of the date hereof, the required conditions precedent of said External Directors Relief Resolution are still satisfied.

In addition, in practice, the provisions of our articles of association referring to nominating our external directors according to Israeli law shall have no impact for as long as the foregoing External Directors Relief Resolution is in effect.

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

Committees of the Board of Directors

Our Board of Directors has established three standing committees: two of which (the audit committee and the compensation committee) are mandatory (and to date comprised of the same members and combined into one functional committee).

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

Our audit committee, acting pursuant to a written charter, is comprised of Mr. Heiblum (chair), Mr. Berger and Dr. Stark.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the Board of Directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see Item 6.C. “Board Practices—Board Practices—Approval of Related Party Transactions under Israeli law”);

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor;

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees;

●	determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see Item 6.C. “Board Practices—Approval of Related Party Transactions Under Israeli Law”);

●	deciding whether to approve and to establish the approval process (including by tender or other competitive proceedings) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

●	determining the process of approving of transactions that are not negligible, including determining the types of transactions that will be subject to the approval of the audit committee.

We have adopted an audit committee charter setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	considering and making recommendations to the Board of Directors on our financial statements, reviewing and discussing the financial statements and presenting its recommendations with respect to the financial statements to the Board of Directors prior to the approval of the financial statements by our Board of Directors;

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the Board of Directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our Board of Directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, reviewing regulatory authorities’ findings, receiving reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommending to our Board of Directors if so required, and overseeing our policies and procedures regarding compliance with applicable financial and accounting related standards, rules and regulations.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a “Compensation Policy.” The compensation policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders and is subject to special majority requirements. On March 24, 2014, our shareholders approved our compensation policy and our shareholders approved an amended compensation policy at our 2017 annual general meeting of shareholders on November 1, 2017.

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

Under the regulations promulgated under the Companies Law, certain exemptions and reliefs with respect to the compensation committee are granted to companies whose securities are traded outside of Israel. We may use these exemptions and reliefs during and for as long as our ADSs are listed on the Nasdaq Capital Market.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must also appoint an internal auditor nominated and supervised by the audit committee. Our internal auditor is Mr. Daniel Shapira, who has been serving as our internal auditor since March 2006. Mr. Shapira is a Certified Public Accountant and holds a B.A. degree in Economics and Accounting from Bar-Ilan University, Israel. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. Our Chairman acts as the internal auditor’s organizational supervisor. The internal auditor will submit his internal auditor’s work plan for the approval of our audit committee. The internal auditor may not be an “interested party” or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulation applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. See “—Board Practices—External Directors.”

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

We have approved a five year framework, where the yearly premium will not exceed the sum of $200,000 (allowing an annual increase of 15%), with a liability limit of up to $25,000,000 per event per annum, and additional side A DIC liability limit of up to $10,000,000, and including an 84 months run-off insurance under reasonable customary terms. In addition, we have a similar insurance framework included and in effect under our compensation policy.

We currently have liability insurance, providing total coverage of $15,000,000 per claim and in the aggregate for the benefit of all of our directors and officers and company coverage for securities claim. In addition, we have total coverage of $5,000,000 Side A DIC only for our directors and officers.

Indemnification

The Companies Law and our articles of association provide that we may indemnify an office holder against:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court; However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on a company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder: (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (b) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (ii) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court relating to an act performed in his or her capacity as an office holder, in connection with: (1) proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) a criminal charge of which he or she was acquitted; or (3) a criminal charge for which he or she was convicted for a criminal offense that does not require proof of criminal thought;

●	expenses incurred by an office holder relating to an administrative enforcement proceeding conducted with regard to such office holder, including reasonable litigation expenses and including attorneys’ fees;

●	payment to the party injured by the violation; and

●	liability or expense otherwise permitted as an indemnification by the Companies Law.

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

We have entered into indemnification agreements, with each of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with indemnification to the fullest extent permitted under applicable law and up to a certain amount, and including with respect to liabilities resulting from our initial public offering in the United States and any other subsequent public offerings, and to the extent that the directors and officers insurance do not cover these liabilities.

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

We have entered into exculpation agreements with each of our current directors and executive officers undertaking to exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law and including with respect to liabilities resulting from our initial public offering in the United States and any other subsequent public offerings.

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

As of December 31, 2018, we had three members of senior management (including our Chairman), all of whom are full-time employees. In addition, we had eight other full-time employees, all located in Israel. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli and Industry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

The following table lists as of May 13, 2019, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Executive Officers and Directors

Dr. Ascher Shmulewitz	7,851,988	(3)	3.93%

Oz Adler	216,668	(4)	*

Dr. Adi Zuloff-Shani	1,025,000	(5)	*

Stephen M. Simes	995,833	(6)	*

Amit Berger	437,500	(7)	*

Dr. Yafit Stark	437,500	(7)	*

Zohar Heiblum	437,500	(7)	*

Eric So	437,500	(7)	*

All directors and executive officers as a group (8 persons)	11,839,490	(8)	5.93%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 199,561,352 Ordinary Shares issued and outstanding as of May 13, 2019 plus Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes (i) 669,680 Ordinary Shares, options to purchase 423,037 Ordinary Shares at an exercise price of NIS 0.79 (approximately $0.21) per share and options to purchase 250,000 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share, held directly by Dr. Shmulewitz, (ii) 2,338,440 Ordinary Shares, held by Dekel, which is an Israel company controlled by Dr. Shmulewitz; and (iii) options to purchase 1,983,331 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share, and options to purchase 2,187,500 Ordinary Shares at an exercise price of NIS 0.72 (approximately $0.19) per share held by Medgenesis Partners Ltd., which, to the best of our knowledge, is an Israeli company controlled by Dr. Shmulewitz.

(4)	Includes options to purchase 216,668 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share.

(5)	Includes options to purchase 500,000 Ordinary Shares at an exercise price of NIS 1.06 (approximately $0.28) per share and options to purchase 525,000 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share.

(6)	Includes options to purchase 558,333 Ordinary Shares at an exercise price of NIS 0.86 (approximately $0.23) per share and options to purchase 437,500 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share.

(7)	Consists of options to purchase 437,500 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share.

(8)	Includes options to purchase 8,831,370 Ordinary Shares.

Equity Incentive Plans

Israeli Share Option Plan (2015); Israeli Share Option Plan (2005)

In July 2005, we adopted the Israeli Share Option Plan (2005), or the 2005 Plan, which was in force for a period of 10 years. Upon the expiration of the 2005 Plan, we adopted the Israeli Share Option Plan (2015), or the 2015 Plan. Some of the options previously granted under the 2005 Plan remain outstanding, and new options are granted under the 2015 Plan.

Under the plans, we grant options to purchase our Ordinary Shares to our officers, employees, consultants and other service providers. As of May 13, 2019, 31,000,000 Ordinary Shares were reserved for issuance under the plans, of which options to purchase 17,390,000 Ordinary Shares were issued and outstanding thereunder. Of such outstanding options, options to purchase 10,438,024 Ordinary Shares were vested as of May 13, 2019, with a weighted average exercise price of NIS 0.59 (approximately $0.17) per share.

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

Awards under the 2015 Plan may be granted until December 2025, ten years from December 2015. Share options granted under the 2005 and the 2015 Plans generally vest over three years commencing on the date of grant such that the options shall vest on a quarterly basis in equal portions, unless otherwise provided in a specific share option grant agreement and such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. Share options, other than certain incentive share options, that are not exercised within the term set forth under each award agreement shall expire, unless otherwise determined by our Board of Directors. Except as otherwise determined by the Board of Directors or as set forth in an individual’s award agreement, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death - his or her legal successor, may exercise share options that have vested prior to termination within a period of twenty four months from the date of disability or death. If we terminate a grantee’s employment or service for cause (as this term is defined under the Plan), all of the grantee’s unvested share options will expire on the date of termination, yet share options which by that date the offeree’s eligibility to exercise has already been formed shall remain exercisable. If a grantee’s employment or service is terminated for any other reason other than for cause, the grantee may exercise his or her vested share options within 90 days of the date of termination, unless otherwise provided in a specific share option grant agreement. In the event of (i) a sale of all or substantially all of our assets or (ii) our consolidation or merger in which we are not the ongoing or surviving corporation, then, and unless otherwise determined in the agreement or by the Board of Directors, we shall be entitled to determine that all of the outstanding unexercised share options held by or for the benefit of any grantee shall be assumed or substituted for an appropriate number of share options of the successor company, provided that the aggregate amount of the exercise price for such share options shall be equal to the aggregate amount of the exercise price of our unexercised share options held by each grantee at such time. In addition, and unless otherwise determined by our Board of Directors, upon the occurrence of certain events, as further described in the plans (among others, a merger transaction (or the like), liquidation and/or dissolution, recapitalization, rights offering, distribution of bonus shares, dividends and capital reorganization), a grantee’s rights to purchase shares under either of the plans shall be adjusted as provided therein.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of May 13, 2019, none of the holders of our Ordinary Shares had beneficial ownership of 5% or more of our outstanding Ordinary Shares.

Changes in Percentage Ownership by Major Shareholders

During the last three years, there were no significant changes in percentage ownership by major shareholders (i.e., of or more than 5% of our issued and outstanding share capital) except as detailed below:

-	Dr. Haim Amir invested approximately $1,000,000 in March 2017, in consideration of an aggregate of 5,357,143 Ordinary Shares, constituting approximately 11.6% of our issued share capital after the investment, which reduced the beneficial ownership percentages of our other major shareholders. Dr. Amir’s holdings were later reduced in our public offering in April 2017, as mentioned below.

-	We issued 2,300,000 ADSs in a public offering in March and April 2017, constituting approximately 65.8% (in the aggregate) of our issued share capital after the offering, which reduced the beneficial ownership percentages of our major shareholders.

Record Holders

As of May 13, 2019, there were six holders of record of our Ordinary Shares, one of which has a registered address in the United States. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of May 13, 2019, there were 69 holders of record of the ADSs on record with the Depository Trust Company.

These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control at a subsequent date.

B.	Related Party Transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Most of these agreements are terminable by either party upon 30 days’ prior written notice. However, a longer 90 day notice period is required with respect to our Chief Executive Officer and Chairman. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our Board of Directors that also set the bonus targets for our Chief Executive Officer. See Item 6.B. “Compensation—Employment and Service Agreements with Executive Officers” and see the descriptions of exculpation and indemnification agreements and directors and officers insurance arrangements in Item 6.A. “Directors and Senior Management” and Item 6.C. “Board Practices—Insurance,” — “Indemnification” and “—Exculpation.”

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

Dekel License Agreement

In May 2015, we entered into a license agreement, which became effective in August 2015, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, the Chairman of our Board of Directors and our interim Chief Executive Officer, under which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. See Item 4.B. “Business Overview—Intellectual Property” for additional information. Pursuant to the license agreement, we granted options to purchase 3,876,000 of our Ordinary Shares at an exercise price per share of NIS 0.50 and additional options to purchase 11,926,154 of our Ordinary Shares at an exercise price per share of NIS 0.65. Dekel subsequently transferred options to purchase 3,352,458 Ordinary Shares to Jay’s Thera Ltd., one of our former major shareholders, which exercised all of the options for aggregate consideration of NIS 1,923,000.

In May 2016, we issued Dekel 200,000 Ordinary Shares in consideration of an NIS 100,000 future royalty payment under the license agreement. Pursuant to the license agreement, we are obligated to pay Dekel certain payments subject to a completion of milestones. During November 2016, we achieved the first milestone under the license agreement, success of pre-clinical studies with Dekel’s technology, pursuant to which we paid Dekel the first milestone payment of $25,000 in cash in March 2017. On April 24, 2018, we paid to Dekel the second milestone under the license agreement in the amount of $75,000 upon the successful completion of our Phase IIa trial.

Except as mentioned above, no other milestone was achieved during 2018 and to the date hereof.

In addition, we are required to pay a third milestone payment of $75,000 upon the earlier of: (i) generating net revenues of at least $200,000 from the commercialization of the technology, or (ii) the approval of the FDA / the EMA of a drug based on the licensed assets. Subject to our discretion, the milestone payment is payable in cash or equity based on a price per Ordinary Share of NIS 0.5.

The royalty payments are 8% for commercialization and 35% pursuant to a sub-license of the licensed assets. The patent expiration dates of any patents maturing from this application would likely be 2029.

Yissum License Agreement

On July 29, 2018, we entered into the Yissum License Agreement. According to the Yissum License Agreement, we shall pay Yissum royalties at the rates of 3% of net sales, subject to the royalty reductions as described in the Yissum License Agreement. All of the reductions in the royalties combined, in aggregate, shall be capped at, and not exceed, 50% of the respective royalty rate. We are also obligated to pay sublicense fees, which will be paid at a rate of 20% of the sublicense consideration.

All right, title and interest in and to the Yissum License Agreement shall vest solely in Yissum, and we shall hold and make use of the rights granted. All rights in the development results shall be solely owned by us, except to the extent that an employee of the Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by us and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically included in the Yissum License Agreement.

On October 4, 2018, we paid Yissum a total amount of $50,000 due under the Yissum License Agreement. We estimate that the expenses due to the research program of the Yissum License Agreement and additional reimbursement for historical patent costs will be approximately $135,000.

Private Placements of Ordinary Shares

On March 29, 2015 , we issued to Jesselson Investments Ltd., an Israeli company controlled by Benjamin Jesselson who is the father of our former director Micha Jesselson, 4,400,000 Ordinary Shares, at a price per share of NIS 0.50 (approximately $0.12). As part of this transaction, Jesselson Investments Ltd. is entitled to indemnification in case of breach or falsity of any representation or warranty by us contained in the purchase agreement; and/or any fine or monetary sanction imposed on us by the ISA in connection with the administrative proceedings conducted by the ISA. See Item 4.B. “Business Overview—Legal Proceedings.” The indemnification is capped at the lesser of the amount actually invested by Jesselson Investments Ltd. or the loss as may be finally determined by competent court as a result of a claim filed by Jesselson Investments Ltd. in connection with such liability. Furthermore, we would only be liable in the event that any claims asserted against us regarding misrepresentation were brought before April 29, 2017 and exceed a sum of $50,000, and/or claims in connection with a monetary sanction pursuant to administrative proceedings are brought before April 29, 2020 and exceed a sum of $20,000.

In March 2017, as part of a private placement, we issued to Dr. Haim Amir 5,357,143 Ordinary Shares, at a price per share of NIS 0.70 (approximately $0.19). Pursuant to the agreement, in the event that we raise additional funds by means of a private placements (excluding public offerings) upon less favorable terms relating to the price per share, then we would be required to issue to Dr. Amir, for no additional consideration, such number of Ordinary Shares reflecting the difference between the new price per share and the price per share actually paid by Dr. Amir. In addition, in the event that we raise additional funds by means of a public offering of our Ordinary Shares or ADSs upon less favorable terms relating to the price per share, then immediately following the closing of such public offering, we would be required to pay Dr. Amir an amount, calculated as the number of his purchased shares (5,357,143 Ordinary Shares) multiplied by the difference between NIS 0.70 and the future public offering price per share. Pursuant to our sole discretion, we may choose to pay this sum in cash and/or in Ordinary Shares (at a price per share of such public offering). In addition, Dr. Amir was entitled to price protection rights to participate in our future private placements upon the same terms offered to future investors, on a pro-rata basis to his holdings. The foregoing anti-dilution rights have expired. Since we issued our ADSs in our U.S. IPO on Nasdaq at a public offering price of $6.00 per ADS, which is less than $7.71 per ADS, we issued 1,529,910 Ordinary Shares to Dr. Haim Amir according to the price protection provision mentioned above.

Investment in Therapix Healthcare Resources Inc.

On July 26, 2018, and as amended in July, August and October 2018, we entered into an agreement for convertible loans, or the Convertible Loans Agreement, with THR, a Delaware corporation, which was engaged in operating pain treatment clinics to treat an assortment of different pains, including, acute pain, spine pain, chronic headaches, cancer pain, oral/maxillofacial pain, neuropathic pain and rheumatologic/myofascial pain. On July 31, 2018, THR entered into an asset purchase agreement with a third party for equipment, a laboratory and patient medical records.

On October 3, 2018, we converted an aggregate of approximately $1.65 million of convertible loans issued under the Convertible Loans Agreement and, as a result of such conversion and other non-cash startup expenses previously provided to THR, we obtained an equity ownership interest of 82.36% in THR. We currently have approximately $688,000 in convertible loans outstanding to THR.

Dr. Ascher Shmulewitz, our Chairman and interim Chief Executive Officer, serves as the chairman of THR. Dr. Shmulewitz has not and currently does not receive compensation in his capacity as chairman of THR.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See Item 18. “Financial Statements.”

Legal Proceedings

Liquidation of Therapix Healthcare Resources, Inc.

On July 26, 2018, and as amended in July, August and October 2018, we entered into an agreement for convertible loans, or the Convertible Loans Agreement, with THR, a Delaware corporation. On July 31, 2018, THR entered into an asset purchase agreement with a third party for equipment, a laboratory and patient medical records.

On October 3, 2018, we converted an aggregate of approximately $1.63 million of convertible loans issued under the Convertible Loans Agreement and, as a result of such conversion and other non-cash startup expenses previously provided to THR, we obtained an equity ownership interest of 82.36% in THR. We currently have approximately $688,000 in convertible loans outstanding to THR.

Due in part to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, THR has commenced liquidation of its assets. The liquidation of THR’s remaining assets, or potential claims that may arise from the liquidation and dissolution of THR may adversely affect our reputation or divert our management’s attention in the event of any material litigation or in the event that the liquidation process is prolonged. At this time, neither we nor THR is able to estimate reliably the timing and results of the proposed liquidation or of any consequences that may occur as a result thereof.

In addition, as of December 31, 2018, several claims were filed against THR by different suppliers, due to the fact that THR, due to its economic situation, was, and is not able to comply with the terms of the contracts signed with each specific supplier. The claims are in an amount aggregating to approximately $789,000. THR is looking to settle all claims and as of December 31, 2018, has recorded a provision of $250,000.

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

Our ADSs commenced trading on the OTC Markets on October 6, 2014 under the symbol “THXBY.” On March 22, 2017, our ADSs, each of which represents forty of our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “TRPX.” From December 26, 2005 to August 9, 2018, our Ordinary Shares were traded on the TASE.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our registration number with the Israeli Registrar of Companies is 51-358165-2.

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

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of our issued and outstanding share capital and at least 1% of our voting rights, or one or more shareholder, which holds at least 5% of our voting rights.

Adoption of Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our articles of association. A shareholder may vote in a general meeting in person, by proxy or by a written ballot. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Board Practices — Approval of Related Party Transactions under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders,” and (iii) the approval of certain compensation-related matters require the approval described above under “Board Practices — Committees of the Board of Directors — Compensation Committee.” Under our articles of association, the alteration of the rights, privileges, preferences, or obligations of any class of our shares requires a simple majority vote of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. An exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy, or by voting deed and voting on the resolution. In addition, the general meeting of our shareholders can decide to alter our articles of association, which decision requires - in addition to any other majority requirement and except as expressly provided otherwise on our articles of association - a simple majority vote of the shareholders attending such general meeting (without counting abstentions).

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

Anti-Takeover Provisions under Israeli Law

For as long as our securities were traded on the TASE, the Securities Law did not allow us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions, or other matters and shares having preemptive rights. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “Description of Share Capital” and “Management.”

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

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which has not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed;

●	reduce our share capital subject to approval required by the Companies Law; and

●	modify, cancel, convert, extend, add to or otherwise modify the rights, privileges, advantages, limitations and instructions related or unrelated to our shares at the time.

C.	Material Contracts

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% of a company’s taxable income. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

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

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total research and development expenses of the company, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel, and in the event that the receiver of the grants ceases to be an Israeli corporation, shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the research and development activity remains in Israel for a period of three years after payment to the IIA, subject to additional conditions specified in the regulations.

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

Taxation of our Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal. Inflationary Surplus is not subject to tax in Israel.

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

Individual and corporate shareholder dealing in securities are taxed at the tax rates applicable to business income– 23% for corporations in 2018 and a marginal tax rate of up to 50% in 2018 for individuals.

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

Dividends

A distribution of dividends from income, to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2018 on annual income exceeding a certain threshold (NIS 641,880 for 2018 and thereafter), including, but not limited to income derived from dividends, interest and capital gains.

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

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA, as defined below), and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received, unless such corporate holders hold at least 10% of our shares and are eligible for a dividend received deduction, as described below. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. This deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company, as discussed below.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Ordinary Shares or ADS by certain U.S. Holders who meet certain income thresholds.

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

We believe that we may have been a PFIC during 2018 although we have not determined whether we will be a PFIC in 2019, or in future years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election,” or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA are expected to materially impact U.S. Holder’s with respect to such holder’s ownership of our Ordinary Shares or the ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

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

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. However, a substantial majority of our cash and cash equivalents is held in current bank accounts that do not bear interest. In the future, we intend to hold most of our cash and cash equivalents in deposits that bear interest. Given the current low rates of interest we receive, once we begin to hold most of our cash and cash equivalents in deposits that bear interest, we do not expect to be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/U.S. dollar currency exchange rates. As of December 31, 2018, approximately three-quarters of our liquid assets are held in U.S. dollars, and the majority of our expenses is denominated in U.S. dollars. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase our loss for 2018 by 2% and 1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Beginning October 1, 2018, our functional currency is the U.S. dollar.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.

$.05 (or less) per ADS per calendar year.	Depositary services.

Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	Cable and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

See Item 8.A “Consolidated Statements and Other Financial Information—Legal Proceedings—Liquidation of Therapix Healthcare Resources, Inc.” for additional information.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2018. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2018.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kost Forer Gabbay & Kasierer (a member of EY Global), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2017 and 2018. Kost Forer Gabbay & Kasierer (a member of EY Global) has served as our principal independent registered public accounting firm since 2009 (1).

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2017 and 2018:

	Year Ended December 31,
	2017	2018

Audit fees	$160,000	$210,000
Audit-related fees (2)	-	80,000
Tax fees (3)	$11,700	$15,000
All other fees (4)	-	6,000
Total	$171,700	$311,000

(1)	In our Notice of Meeting and Proxy Statement for our Annual General Meeting of Shareholders held Thursday, March 7, 2019, we mistakenly stated that EY Global has audited our financial statements during the last 14 years.
(2)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns, and fees relating to our public offering of ADSs.
(3)	Includes ongoing tax consultation.
(4)	Includes consulting for financing purposes.

Pre-Approval of Auditors’ Compensation

We previously approved an audit committee’s charter, under which, among others, our audit committee is responsible for, among others: (1) pre-approving audit and non-audit services provided to us by the independent registered public accounting firm; (2) review and approve disclosures relating to fees and non-audit services required to be included in the SEC reports; (3) Subject to the Board of Directors’ and shareholders’ approval, if and to the extent required by applicable law, the audit committee shall have the authority to approve all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent registered public accounting firm; and (4) to establish pre-approval policies and procedures for the engagement of independent accountants to render us services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are be required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

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

●

Compensation of officers. Israeli law and our articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the Chief Executive Officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

Shareholder approval is generally required for officer compensation in the event (i) approval by our Board of Directors and our compensation committee is not consistent with our office holder compensation policy, (ii) compensation required to be approved is that of our Chief Executive Officer, or (iii) with respect to an officer that is a controlling shareholder or his or her relative. Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders’ meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders who voted against the arrangement does not exceed 2% of the voting rights in our company.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required; (ii) extraordinary transactions with controlling shareholders of publicly held companies (or in which such controlling shareholders have a personal interest), which require the special approval; and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Description
1.1	Articles of Association of Therapix Biosciences Ltd. (unofficial English translation from Hebrew original) (filed as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 23, 2016, and incorporated herein by reference).
2.1	Form of Amended and Restated Depositary Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-197509) filed on December 7, 2016, and incorporated herein by reference).
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1).
2.3	Form of Representative’s Warrant (included in Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 20, 2017, and incorporated herein by reference).
2.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated March 2019 (filed as Exhibit 4.1 to Form 6-K (File No. 001-38041) filed on March 28, 2019, and incorporated herein by reference).
2.(d)	Description of Securities (filed herewith).
4.1	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd. (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on December 6, 2016, and incorporated herein by reference).*
4.2	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (filed herewith).**
4.3	Israeli Share Option Plan (2015) (filed as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.4	Israeli Share Option Plan (2005) (filed as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.5	Consulting Agreement dated February 16, 2016, and addendum dated April 17, 2016, by and between the Company and Dr. Ascher Shmulewitz (filed as Exhibit 10.11 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.6	Form of Indemnification Agreement (filed as Exhibit 4.12 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017, and incorporated herein by reference ).
4.7	Form of Exculpation Agreement (filed as Exhibit 10.13 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.8	Private Placement Agreement dated February 13, 2017, by and between the Company and Dr. Haim Amir (filed as Exhibit 10.14 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 3, 2017, and incorporated herein by reference).
4.9	Amendment to Private Placement Agreement dated February 28, 2017, by and between the Company and Dr. Haim Amir (filed as Exhibit 10.15 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 3, 2017, and incorporated herein by reference).
4.10	Second Amendment to License Agreement dated as of September 17, 2017, by and between the Company and Dekel Pharmaceuticals Ltd. (filed as Exhibit 4.16 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 30, 2018, and is incorporated herein by reference).
4.11	Amended Compensation Policy approved by the Company’s shareholders on October 25, 2017 (filed as Annex B to Exhibit 1 to our Form 6-K filed on September 19, 2017, and incorporated herein by reference).
4.12	Form of Securities Purchase Agreement, dated March 28, 2019 (filed as Exhibit 10.1 to Form 6-K (File No. 001-38041) filed on March 28, 2019, and incorporated herein by reference).
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of the Principal Financial and Accounting Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished herewith).
13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350 (furnished herewith).
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global (filed herewith).
101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2018 formatted in XBRL: (i) Consolidated Statements of Profit or and Loss, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Financial Position, (iv) Consolidated Statements of Changes in Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.

* Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

** Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to Therapix if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

THERAPIX BIOSCIENCES LTD.

By:	/s/ Ascher Shmulewitz
Ascher Shmulewitz, M.D., Ph. D
Chief Executive Officer

Date: May 15, 2019

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

THERAPIX BIOSCIENCES LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Therapix Biosciences Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ KOST FORER GABBAY & KASIERER	Haifa, Israel
KOST FORER GABBAY & KASIERER	May 15, 2019
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2018	2017
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6	$1,485	$9,195
Restricted deposits		10	24
Other accounts receivable	7	404	278
Convertible loan	8	531	-

		2,430	9,497

NON-CURRENT ASSETS:
Restricted deposit	16k	23	-
Prepaid public offering costs		-	19
Property and equipment, net	10	2,107	50

		2,130	69

		$4,560	$9,566

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2018	2017
	Note	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from others	13b	$91	$-
Trade payables	11	1,618	1,017
Other accounts payable	12	844	160
Related parties	22	874	-
Convertible debenture	13c	779	-
Conversion component of convertible debenture	13c	277	-

		4,483	1,177

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	17
Share capital		3,822	3,812
Share premium		38,108	36,612
Reserve from share-based payment transactions	18	4,409	5,311
Foreign currency translation reserve	2d	497	782
Transactions with non-controlling interests		261	261
Accumulated deficit		(46,912)	(38,389)

Total equity attributable to Therapix Biosciences Ltd. shareholders		185	8,389
Non-controlling interests		(108)	-

Total equity		77	8,389

Total liabilities and equity		$4,560	$9,566

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31,
		2018	2017	2016
	Note	USD in thousands

Research and development expenses	19a	$2,710	$1,943	$740

General and administrative expenses	19b	6,579	3,810	1,268

Other (income) expenses, net	19c	425	1	(8)

Operating loss		9,714	5,754	2,000

Finance income	19d	(828)	(1)	(1)

Finance expenses	19e	123	491	8

Loss before taxes		9,009	6,244	2,007

Tax benefit		(60)	-	-

Net loss		8,949	6,244	2,007

Attributable to:
Equity holders of the Company		8,523	6,244	1,993
Non-controlling interests		426	-	14

		8,949	6,244	2,007

Basic and diluted net loss per share attributable to equity holders of the Company	20	0.06	0.05	0.05

Basic and diluted loss per ADS attributable to equity holders of the Company	20	$2.44	$2.14	$2.14

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS COMPREHENSIVE INCOME

		Year ended December 31,
		2018	2017	2016
	Note	USD in thousands

Net loss		$8,949	$6,244	$2,007

Amounts that will not be reclassified subsequently to profit or loss:

Adjustments arising from translating financial statements from functional currency to presentation currency	2d	285	(461)	(190)

Total components that will not be reclassified subsequently to profit or loss		285	(461)	(190)

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Amounts transferred to the statement of profit or loss for sale of foreign operation		-	-	6

Total components that will be or that have been reclassified to profit or loss		-	-	6

Total other comprehensive income (loss)		285	(461)	(184)

Total comprehensive loss		9,234	5,783	1,823

Attributable to:
Equity holders of the Company		8,808	5,783	1,979
Non-controlling interests		426	-	(156)

		$9,234	$5,783	$1,823

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Foreign currency translation reserve from associate	Transactions with non-controlling interests	Accumulated deficit	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
	USD in thousands

Balance at January 1, 2016	$941	$25,132	$4,822	$6	$261	$(30,152)	$301	$1,311	$(156)	$1,155

Loss	-	-	-	-	-	(1,993)	-	(1,993)	(14)	(2,007)
Total other comprehensive income (loss)	-	-	-	(6)	-	-	20	14	170	184

Total comprehensive loss	-	-	-	(6)	-	(1,993)	20	(1,979)	156	(1,823)
Deconsolidation of a subsidiary (see Note 9b)	-	-	-	-	-	-	-	-	-	-
Exercise of share options	141	1,151	(378)	-	-	-	-	914	-	914
Expiration of share options	-	296	(296)	-	-	-	-	-	-	-
Cost of share-based payment	5	21	301	-	-	-	-	327	-	327

Balance at December 31, 2016	1,087	26,600	4,449	-	261	(32,145)	321	573	-	573

Loss	-	-	-	-	-	(6,244)	-	(6,244)	-	(6,244)
Total other comprehensive income (loss)	-	-	-	-	-	-	461	461	-	461

Total comprehensive loss	-	-	-	-	-	(6,244)	461	(5,783)	-	(5,783)
Issue of share capital (net of issue expenses) (1)	189	769	-	-	-	-	-	958	-	958
Issue of share capital (net of issue expenses) (2)	2,207	7,928	-	-	-	-	-	10,135	-	10,135
Issue of share capital (net of issue expenses) (3)	329	1,315	-	-	-	-	-	1,644	-	1,644
Cost of share-based payment	-	-	862	-	-	-	-	862	-	862

Balance at December 31, 2017	3,812	36,612	5,311	-	261	(38,389)	782	8,389	-	8,389

Loss	-	-	-	-	-	(8,523)	-	(8,523)	(426)	(8,949)
Total other comprehensive income (loss)	-	-	-	-	-	-	(285)	(285)	-	(285)

Total comprehensive loss	-	-	-	-	-	(8,523)	(285)	(8,808)	(426)	(9,234)
Non-controlling interests arising from initially consolidated company (see Note 5)	-	-	-	-	-	-	-	-	318	318
Issue of share capital (net of issue expenses) (see Note 13c)	10	(10)	-	-	-	-	-	-	-	-
Expiration of share options	-	1,506	(1,506)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	604	-	-	-	-	604	-	604

Balance at December 31, 2018	$3,822	$38,108	$4,409	$-	$261	$(46,912)	$497	$185	$(108)	$77

(1)	Net of issuance expenses of $61 thousand.
(2)	Net of issuance expenses of $1,865 thousand.
(3)	Net of issuance expenses of $156 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Cash flows from operating activities:

Net loss	$(8,949)	$(6,244)	$(2,007)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	147	5	4
Loss (gain) from sale of equipment	(7)	1	-
Cost of share-based payment	604	862	327
Finance expenses (income), net	(748)	525	2
Impairment loss of intangible assets	273	-	-
Impairment loss of goodwill	160	-	-
Aborted public offering costs	53	-	-
Tax benefit	(60)	-	-
Gain from sale of investments in investees	-	-	(34)

	422	1,393	299

Working capital adjustments:

Increase in other accounts receivable	(99)	(143)	(110)
Increase in trade payables	177	349	233
Increase in other accounts payable	649	66	111
Increase in related parties	668	-	-

	1,395	272	234

Net cash used in operating activities	$(7,132)	$(4,579)	$(1,474)

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Cash flows from investing activities:

Investment in restricted bank deposits	$(10)	$(11)	$-
Purchase of property and equipment	(17)	(44)	(4)
Proceeds from sale of property and equipment	44	2	-
Proceeds from sale of an investment in previously consolidated subsidiary (a)	-	-	(1)
Grant of convertible loans	(2,125)	-	-
Acquisition of initially consolidated subsidiary (b)	14	-	-

Net cash used in investing activities	(2,094)	(53)	(5)

Cash flows from financing activities:

Proceeds from issue of share capital (net of issuance expenses)	-	13,193	-
Proceeds from exercise of share options	-	-	914
Issue of convertible debentures (net of issuance expenses)	1,481	-	-
Prepaid public offering costs	(36)	(18)	(349)
Receipt of short-term credit from others	91	-	-

Net cash provided by financing activities	1,536	13,175	565

Exchange rate differences on cash and cash equivalents and restricted deposits in foreign currency	301	(527)	(8)
Exchange rate differences on translation differences on cash and cash equivalents	(321)	503	25

	(20)	(24)	17

Increase (decrease) in cash and cash equivalents	(7,710)	8,519	(897)
Cash and cash equivalents at the beginning of the period	9,195	676	1,573

Cash and cash equivalents at the end of the period	$1,485	$9,195	$676

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2018	2017	2016
	USD in thousands

(a) Proceeds from sale of an investment in previously consolidated subsidiary:

The subsidiary assets and liabilities at date of sale:

Non-current liabilities	$-	$-	$(205)
Non-controlling interests	-	-	171
Gain from sale of subsidiary	-	-	33

	-	-	(1)

(b) Acquisition of initially consolidated subsidiary:

The subsidiaries’ assets and liabilities at date of acquisition:

Working capital (excluding cash)	648	-	-
Property and equipment	(2,192)	-	-
Customer relationships	(307)	-	-
Deferred taxes liability	60	-	-
Goodwill	(160)	-	-
Non-controlling interests	318	-	-

	(1,633)	-	-
Conversion of convertible loans	1,647	-	-

	14	-	-

(c) Significant non-cash transactions:

Issue of share capital	10	-	-

Unpaid issue expenses	$30	$-	$87

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	Therapix Biosciences Ltd. (“Therapix” or the “Company”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, Therapix and its subsidiaries at the time (the “Group”) were mainly engaged in developing several innovative immunotherapy products and it owns patents in the immunotherapy field. In August 2015, the Company revised its business strategy according to which it will focus on developing a portfolio of approved drugs based on cannabinoid molecules. The Company’s main focus will be on developing an entourage technology based cannabinoid drug for the Central Nervous System indications, including, but not limited, to Tourette syndrome, Pain, Obstructive Sleep Apnea (“OSA”) and a cannabinoid based drug for Mild Cognitive Impairment using the low dose technology.

The Company was a dual-listed company, which had its shares traded on the Tel-Aviv Stock Exchange (“TASE”) since December 26, 2005, and on the Nasdaq Stock Market (“Nasdaq”) since March 27, 2017. On August 7, 2018, the Company delisted its shares from the TASE. The Company completed an initial public offering (“IPO”) in the United States on March 27, 2017, and raised approximately $13.7 million. Since the IPO, the Company has had its American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission (“SEC”) and has been listed on the Nasdaq.

The headquarters of Therapix are located in the Tel Aviv district (Givataaim), Israel.

As of December 31, 2018, Therapix has four subsidiaries (the “Subsidiaries”):

-	NasVax Inc., a Delaware corporation - fully owned (100%);
-	Brain Bright Ltd., an Israeli company - fully owned (100%);
-	Evero Health Ltd. (previously Weex Biosciences Ltd.), an Israeli company - fully owned (100%);
-	Therapix Healthcare Resources Inc. (“THR”), a Delaware corporation, in which control was achieved on October 3, 2018 - Therapix holds 82.36% of THR’s equity. THR was established on July 31, 2018 (see Note 5).

All the Subsidiaries are private companies, and as of the date of these financial statements, except for THR, all other subsidiaries are inactive companies with no assets or liabilities. Therefore, only THR’s financial statements are consolidated within the Group. Therapix also owns approximately 27% of Lara Pharm Ltd.’s (“Lara”) share capital; however, the Company does not have significant influence on Lara since it has no representation in Lara’s board of directors. The Company wrote-off the entire investment in Lara in 2015 (see Note 9a).

All information in the financial statements regarding the ADSs is a presumption that all of the Company’s shares have been converted into ADS (Each ADS represents forty (40) ordinary shares).

The consolidated financial statements of the Group for the year ended December 31, 2018, were approved for issue on May 13, 2019 (the “Approval Date”).

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (CONT.)

b.	Functional currency and presentation currency:

The functional currency of the Company, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, was the New Israeli Shekel (“NIS”) until October 1, 2018, when the Company change the functional currency to the U.S. Dollars (“USD” or “$”) after concluding that according to in IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), the USD is the primary currency of the economic environment in which the Company operates (see Note 2d).

The consolidated financial statements are presented in USD since the Company believes that preparing the consolidated financial statements in USD provides more relevant information to the investors.

c.	The Group incurred a net loss of approximately $9 million and had negative cash flows from operating activities of approximately $7 million for the year ended December 31, 2018. As of December 31, 2018, the Group had an accumulated deficit of approximately $47 million as a result of recurring operating losses. As discussed in Note 1a above, the Group’s business strategy is to focus on developing an entourage technology based cannabinoid drug.

As of the Approval Date of the consolidated financial statements, the Group has not yet started recognizing revenues from sales and its operation is dependent on its ability to raise additional funds from existing and/or new investors in order to finance its activity. This dependency will continue until the Group will be able to completely finance its operations by selling its products. In addition, as of the Approval Date of the consolidated financial statements, the Group has not raised the necessary funding in order to continue its activity in the foreseeable future.

These abovementioned factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Group be unable to continue as a going concern.

d.	Definitions:

The Company	-	Therapix Biosciences Ltd.

The Group	-	Therapix Biosciences Ltd. and its investees, as detailed in Note 1a.

Subsidiaries	-	Companies that are controlled by the Company, as defined IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), and whose accounts are consolidated with those of the Company (if active).

Related parties	-	As defined in International Accounting Standard (“IAS”) 24, “Related Party Disclosures” (“IAS 24”).

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

The Group’s financial statements have been prepared on a cost basis, unless otherwise indicated.

The Group has elected to present the profit or loss items using the function of expense method.

The financial statements are presented in USD and all values are rounded to the nearest thousand (’000), except when otherwise indicated.

b.	The operating cycle:

The operating cycle of the Group is one year.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (Subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the Subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

d.	Functional currency and foreign currency:

Effective on October 1, 2018, due to changes in certain economic facts and circumstances that indicate that the functional currency has changed from NIS to USD, the Company changed its functional currency from NIS to the USD. The Company accounted for the change in functional currency prospectively.

The Company’s management believes that since October 1, 2018, the USD is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the USD. In determining the appropriate functional currency that should be used, the Company followed the guidance in IAS 21.

As of October 1, 2018, all the Company’s assets and liabilities were translated using the current rate method, using the USD exchange rate as of September 30, 2018, and equity was translated using the historical exchange rate at the relevant transaction date.

Until October 1, 2018, the financial statements were translated as follows:

a)	Assets and liabilities at the end of each reporting period (including comparative data) are translated at the closing rate at the end of the reporting period;

b)	Income and expenses for each period included in profit or loss (including comparative data) is translated at average exchange rates for the relevant periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions;

c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence or at average exchange rates for the relevant periods;

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date; and

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity “foreign currency translation reserve.”

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are retranslated into the functional currency using the exchange rate prevailing at the date when the fair value was determined. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

The functional currency of THR is the USD as well.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

f.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group’s cash management.

g.	Restricted deposit:

Restricted deposit is cash invested in a short-term deposit (between three months and one year) or in a long-term deposit (with a maturity of more than one year from the date of investment).

Restricted deposits are designated to secure the Company’s office facilities lease agreements and its credit cards.

h.	Government grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attached conditions. Government grants received from Israel’s Innovation Authority (formerly: the Office of the Chief Scientist, the “IIA”) are recognized upon receipt as a liability if future economic benefits are expected from the research project that will result in royalty-bearing sales.

A liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

h.	Government grants: (Cont.)

If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”). In each reporting date, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since the Company will not be required to pay royalties) based on the best estimate of future sales and using the original effective interest method, and if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

Amounts paid as royalties are recognized as settlement of the liability.

i.	Fair value measurement:

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Inputs other than quoted prices included within Level 1 that are observable directly or indirectly.
Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

j.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

1.	Current taxes:

A current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12, “Income Taxes” (“IAS 12”).

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Leases:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17, “Leases” (“IAS 17”).

The Group as lessee:

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Group are classified as operating leases. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

l.	Property and equipment, net:

Property is measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Lab equipment	6-50	33%
Computers	33-50	33%
Office furniture and equipment	20-33	25%
Vehicles	55	-
Leasehold improvements	see below	-

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by a company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

m.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

n.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

o.	Financial instruments:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“IFRS 9”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets within the scope of IAS 39.

IFRS 9 has been applied for the first time on January 1, 2018, using the modified retrospective approach with certain reliefs and without restatement of comparative figures. After having evaluated the effects of the application of IFRS 9, the Group believes that the adoption has no material effect on the Group’s financial statements.

The accounting policy for financial instruments applied until December 31, 2017, is as follows:

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Financial instruments: (Cont.)

5.	Derecognition of financial instruments:

a) Financial assets - A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

b) Financial liabilities - A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

6.	Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence of impairment of a financial asset or group of financial assets as follows:

Financial assets carried at amortized cost

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Financial instruments: (Cont.)

The accounting policy, according to IFRS 9, for financial instruments applied commencing from January 1, 2018, is as follows:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Group classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Group’s business model for managing financial assets; and
-	The contractual cash flow terms of the financial asset.

a)	Debt instruments are measured at amortized cost when:

The Group’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

On the date of initial recognition, the Group may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency, such as when a related financial liability is also measured at fair value through profit or loss.

b)	Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Financial instruments: (Cont.)

1.	Financial assets: (Cont.)

c)	Equity instruments and other financial assets held for trading:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss.

Other financial assets held for trading such as derivatives, including embedded derivatives separated from the host contract, are measured at fair value through profit or loss unless they are designated as effective hedging instruments.

Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

2.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset has expired;
-	The Group has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or
-	The Group has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

A transaction involving factoring of accounts receivable and credit card vouchers is derecognized when the abovementioned conditions are met.

3.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for Financial liabilities at fair value through profit or loss such as derivatives;

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Financial instruments: (Cont.)

3.	Financial liabilities: (Cont.)

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Group measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

4.	Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services, or is legally released from the liability.

5.	Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. In order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

6.	Compound financial instruments:

Convertible debentures which contain both an equity/derivative component and a liability component are separated into two components. This separation is performed by first determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the conversion component is determined to be the residual amount. Directly attributable transaction costs are apportioned between the equity component and the liability component based on the allocation of proceeds to the equity and liability components.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Financial instruments: (Cont.)

7.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

p.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

q.	Revenue recognition:

The Group has not yet generated any revenues from the sale of goods or from rendering services related to the sold products.

r.	Finance income and expenses:

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

s.	Earnings (loss) per share/ADS:

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

t.	Share/ADS-based payment transactions:

The Company’s employees and other service providers may receive remuneration in the form of share/ADS-based payments (“Equity-settled transactions”).

Equity-settled transactions:

The Group’s employees/other service providers may receive remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model (“OPM”).

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period in which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the “Vesting Period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the Vesting Period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

u.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Employee benefit liabilities: (Cont.)

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans to its employees according to the specific laws per country.

v.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

Following are the types of provisions included in the financial statements:

Legal claims:

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

-	Classification of leases:

In order to determine whether to classify a lease as a finance lease or an operating lease, the Group evaluates whether the lease transfers substantially all the risks and rewards incidental to ownership of the asset. In this respect, the Group evaluates such criteria as the existence of a bargain purchase option, the lease term in relation to the economic life of the asset and the present value of the minimum lease payments in relation to the fair value of the asset.

-	Effective control:

The Company assesses whether it controls a company in which it holds less than the majority of the voting rights, among others, by reference to the size of its holding of voting rights relative to the size and dispersion of holdings of the other vote holders including voting patterns at previous shareholders’ meetings.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable OPM. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

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

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Grants from the IIA:

Government grants received from the IIA at the Ministry of Industry, Trade and Labor are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability.

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

-	Fair value of financial instruments:

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, their fair value is determined using a variety of valuation techniques that include the use of valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimation is required in establishing fair values. The models are tested for validity by calibrating to prices from any observable current market transactions in the same instrument when available.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”). According to IFRS 16, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The effects of the adoption of the IFRS 16 are as follows:

-	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases, see below) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

-	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a corresponding right-of-use asset. Lessees will also recognize interest and depreciation expense separately.

-	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use (such as a percentage of revenues) are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

-	In the event of change in variable lease payments that are CPI-linked, lessees are required to re-measure the lease liability and the effect of the re-measurement is an adjustment to the carrying amount of the right-of-use asset.

-	The accounting treatment by lessors remains substantially unchanged, namely classification of a lease as a finance lease or an operating lease.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. At this stage, the Group does not intend to early adopt IFRS 16.

IFRS 16 permits lessees to use one of the following approaches:

1.	Full retrospective approach - according to this approach, the effect of the adoption of IFRS 16 at the beginning of the earliest period presented will be carried to equity. Also, the Group will restate the comparative figures in its financial statements. The balance of the liability as of the date of initial adoption of IFRS 16 as per this approach will be calculated using the interest rate implicit in the lease, unless this rate cannot be easily determined in which case the lessee’s incremental borrowing rate of interest will be used.

2.	Modified retrospective approach - this approach does not require restatement of comparative data. The balance of the liability as of the date of initial adoption of IFRS 16 will be calculated using the lessee’s incremental borrowing rate of interest on the date of initial adoption of IFRS 16. As for the outstanding right-of-use asset, the Group may apply one of the two following alternatives to account for each lease separately:

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.)

a.	IFRS 16, “Leases”: (Cont.)

2.	Modified retrospective approach: (Cont.)

-	Recognizing an asset in the amount of the recognized liability, with certain adjustments; or

-	Recognizing an asset as if the asset had always been measured according to the provisions of IFRS 16.

Any difference arising on the date of first-time adoption of IFRS 16 as a result of the modified retrospective approach will be carried to equity.

The Group expects to use the modified retrospective approach for the first-time adoption of IFRS 16 by measuring the right-of-use asset equally to the obligation to make lease payments as presented on the date of initiation.

The Group has extensive lease contracts consisting of buildings. In the context of examining the potential impact of IFRS 16 on the financial statements, the Group is reviewing the following issues:

-	The existence of lease extension options - according to IFRS 16, non-cancellable lease terms also include periods that are covered by the lease extension options if it is likely that the lessee will exercise the option. The Group is examining the existence of such options in its lease agreements and whether or not it is likely that they will be exercised by it.

In the context of such examination, the Group studies all the relevant facts and circumstances that are likely to create an economic incentive for exercising the option, among others, significant leasehold improvements that have been or are expected to be performed, the significance of the leasehold to the Group’s activity and past experience in connection with the exercise of such extension options. IFRS 16 incorporates two exceptions, whereby lessees are entitled to account for leases according to the current accounting treatment of operating leases, in the event of leases of assets of a low financial value or in the event of leases for a period of up to one year.

-	Separation of contract components - according to IFRS 16, all lease components of a contract should be separated from non-lese components when the lessee is allowed the relief of choosing not to distinguish between such components according to categories of base assets but rather jointly account for them as a single lease component. The Group is reviewing the existence of non-lease components in its current lease contracts such as for the provision of management and maintenance services and whether the above relief should be applied to each category of base assets.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.)

a.	IFRS 16, “Leases”: (Cont.)

-	Discount interest rate - the Group is examining how to determine the discount rate for measuring a right-of-use asset on the date of initial adoption of IFRS 16, based on the initial adoption approach chosen by it. In this context, the Group is also examining its ability to estimate the fair value of the leasehold and the lessor’s initial costs if it should choose the retrospective approach, or alternatively estimate the lessee’s incremental borrowing rate of interest assuming that the interest rate implicit in the lease cannot be determined using the full retrospective approach or if it should choose the modified retrospective approach in view of the lease period and the nature of the leasehold.

The Group is also evaluating the need for adjustments to its systems, internal control, policies and procedures that will be necessary in order to apply the provisions of IFRS 16.

The Group estimates that the effect of the initial adoption of IFRS 16 as of January 1, 2019, will result in an increase of approximately $2.703 million in the Group’s total assets and liabilities. The above quantitative disclosures rely on the effects as they are currently known to the Group based on existing data and parameters. The adoption of IFRS 16 may require certain adjustments in the Group’s future financial statements for 2018, after specific policies have been finalized with respect to the application issues currently under review.

In addition, as a result of the initial adoption of IFRS 16, the Group estimates that in the year ending on December 31, 2019, there will be a decrease of rental expenses of $684 thousand, an increase in depreciation and amortization of $405 thousand and an increase in financing expenses of $454 thousand. Overall, the adoption of IFRS 16 is expected to result in a decrease in the Group’s operating expenses of $279 and in an increase in the Group’s loss before taxes of $175 thousand. Also, as a result of the IFRS 16 adoption, an increase in cash flow from operating activities of $230 thousand is expected.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	BUSINESS COMBINATIONS:

Acquisition of Therapix Healthcare Resources Inc.:

On July 31, 2018, the Company entered into an agreement for convertible equity (the “Convertible Equity Agreement”) with THR, which is a company that was incorporated in Delaware, on July 26, 2018, and an unaffiliated third party. Since July 31, 2018, THR was engaged in operating pain treatment clinics, mainly in Tennessee, to treat an assortment of different pains, including, acute pain, spine pain, chronic headaches, cancer pain, oral/maxillofacial pain, neuropathic pain and rheumatologic/myofascial pain. Under the Convertible Equity Agreement, the Company loaned an aggregate amount of $1.625 million (the “THR Loan”) to THR. The maturity date of the loan, which accrues interest at a rate of 9% per annum, will occur upon demand of the Company and under certain conditions detailed in the Convertible Equity Agreement as follows:

-	The Company shall have the right to instruct THR in writing, no later than October 3, 2018 (the “Execution Date”) to repay the THR Loan, together with all interest accrued in cash at the Execution Date.

-	The Company will have the right to convert the THR Loan, together with all interest accrued, into that number of shares of the most senior class of shares of THR, existing at the time of such conversion, at a price per share equal to the fair market value of such shares as shall be determined by THR’s board of directors. Notwithstanding anything to the contrary, the Company shall not exercise any conversion rights under the Convertible Equity Agreement together with all interest accrued unless and until, at least, one of the following conditions is met: (1) Three THR clinics become fully operational; or (2) the directors of THR authorize the formal issuance of shares of THR at their initial meeting or in a resolution of lieu of an initial meeting.

In the event the terms mentioned above are not fulfilled within twelve months after the Execution Date, then the THR Loan will be converted automatically. In addition, if the THR Loan will be converted by the Company, the Company shall have the right to appoint 50% of the members of THR’s board of directors, including the chairman of the board of directors. According to THR’s certificate of incorporation, the chairman of the board of directors shall cast the decisive vote in the event that voting of the board of directors is tied.

On October 3, 2018 (the “Acquisition Date”), following the fact that the above mentioned conditions were met, the Company converted the entire THR Loan and as a result holds 82.36% of THR’s equity, and accordingly achieved control over THR. Until December 31, 2018, no further changes were made to THR’s equity. In addition, since the Acquisition Date and until December 31, 2018, the Company loaned to THR an additional amount of $487 thousand by four additional loans, which accrued interest at a rate of 9% per annum. Also, since January 1, 2019, and until the date of Approval Date, the Company loaned to THR an additional amount of $202 thousand by four additional loans under the same terms as the abovementioned loans.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	BUSINESS COMBINATIONS: (CONT.)

Acquisition of Therapix Healthcare Resources Inc.: (Cont.)

Up and until the Acquisition Date and the beginning of consolidation, the THR Loan was treated as a convertible loan (as a financial asset), presented at its fair value through profit or loss pursuant to IFRS 9, plus accrued interest in the total amount of $22 thousand. Accordingly, on the Acquisition Date, no adjustments were required to the value of the investment which represents the purchase consideration of $1.647 million.

The Group has elected to measure the non-controlling interests in THR at the proportionate share of the non-controlling interests of the fair value of THR’s net identifiable assets.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within twelve months from the Acquisition Date.

The fair value of the identifiable assets and liabilities of THR on the Acquisition Date:

Fair value
USD in thousands

Cash	$14
Other accounts receivable	45
Property and equipment, net	2,192
Customer relationships, net	307
2,558

Trade payables	(445)
Other accounts payable	(42)
Related Parties	(206)
Deferred taxes liability, net	(60)
(753)

Net identifiable assets	1,805
Non-controlling interests	(318)
Goodwill arising on acquisition	160

Total purchase cost	$1,647

The goodwill arising from the acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and THR.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	BUSINESS COMBINATIONS: (CONT.)

Acquisition of Therapix Healthcare Resources Inc.: (Cont.)

Cash outflow/inflow on the Acquisition Date:

USD in thousands

Cash paid	$1,647
Cash acquired with THR at the Acquisition Date	(14)

Net cash	$1,633

Since the Acquisition Date until December 31, 2018, THR contributed a total loss in the amount of $2.335 million to the Group’s total loss for the year ended on December 31, 2018 (the loss attributed to the non-controlling interests is $412 thousand).

On December 31, 2018, the Group reviewed the goodwill for impairment and due to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, the Group decided to fully impair the goodwill which have arisen from THR’s acquisition. Accordingly, on December 31, 2018, the intangible asset due to THR’s customer relationships was fully impaired as well.

On March 26, 2019, due in part to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, the Group’s management anticipates that THR will commence a liquidation process of its assets in the near future. The liquidation of THR’s remaining assets, or potential claims that may arise from the liquidation and dissolution of THR may adversely affect the Group’s reputation or divert management’s attention in the event of any material litigation. As of the date of approval of the financial statements, the Group is not able to estimate reliably the timing and results of the proposed liquidation or of any consequences that may occur as a result thereof, except for what is disclosed in these financial statements.

NOTE 6:-	CASH AND CASH EQUIVALENTS

	December 31,
	2018	2017
	USD in thousands

Cash for immediate withdrawal - in NIS	$247	$93
Cash for immediate withdrawal - in USD	1,238	9,102

	$1,485	$9,195

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2018	2017
	USD in thousands

Prepaid expenses	$250	$224
Government authorities	66	54
Other receivables	88	-

	$404	$278

NOTE 8:-	CONVERTIBLE LOAN

On April 17, 2018, the Company entered into a convertible loan agreement with Cure Pharmaceutical Holding Corp. (“Cure” and the “Convertible Loan Agreement,” respectively), a U.S.-based company. Under the Convertible Loan Agreement, the Company lent Cure an amount of $500 thousand (the “Cure Loan”). The maturity date of the Cure Loan, together with an interest at a rate of 9% per annum, was set as April 30, 2019 (the “Maturity Date”). In addition, according to the Convertible Loan Agreement, the Company had the option to instruct Cure, prior to the Maturity Date, to repay the Cure Loan amount together with all interest accrued thereon, in lieu of the conversion (described below), in which case Cure will effect such repayment on the Maturity Date. Conversion of the Cure Loan could have been upon one out of several options mentioned in the Convertible Loan Agreement.

On December 31, 2018, the Company instructed Cure to repay the Cure Loan (with the accrued interest) on the Maturity Date. Therefore, the Cure Loan balance as of December 31, 2018, was presented on a cost basis, with the accrued interest of 9% per annum. The Cure Loan was fully repaid, including interest, on April 30, 2019, and the Convertible Loan Agreement was terminated with no further effect.

NOTE 9:-	INVESTMENT IN ASSOCIATE AND INVESTMENTS IN INVESTEES

a.	Investment in Lara:

On June 15, 2014, a definitive investment agreement was signed between the Company and Lara, an Israeli company that operates in the field of medical cannabis, which determined, among others, that the Company will invest in Lara up to a total of $1.5 million, subject to the fulfillment of several prerequisites (the “Investment Agreement”). Under the Investment Agreement, the Company undertook to transfer to Lara an initial investment amount of $800 thousand against shares that will represent about 48% of Lara’s issued and outstanding share capital (approximately 27% on a fully diluted basis). In May 2016, following various claims that the parties held against each other, the Company and Lara signed a settlement and termination agreement (the “Settlement Agreement”). Under the Settlement Agreement, the parties agreed that the Company will continue to hold approximately 27% of Lara’s share capital, and that it will be released from making the remaining payments under the Investment Agreement and all other terms of the Investment Agreement will have no further binding effect.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENT IN ASSOCIATE AND INVESTMENTS IN INVESTEES (CONT.)

a.	Investment in Lara: (Cont.)

Pursuant to the Settlement Agreement, the Company’s representative on Lara’s board of directors resigned. Also, the Company doesn’t have the right to appoint a director. Accordingly, the Company no longer has significant influence over Lara. As of December 31, 2018, the balance of the investment in Lara is $0.

b.	Sale of Orimmune Bio Ltd. and the Termination of the Hadasit License Agreement:

On June 22, 2016, the Company entered into a share transfer agreement (the “Transfer Agreement”) with its then wholly owned subsidiary, Orimmune Bio Ltd. (“Orimmune”) and Karma Link Ltd. (the “Buyer”), whereby the Company will sell its interests in Orimmune to the Buyer and use its best efforts transfer to Orimmune and assign its rights in the Anti-CD3 technology (which was in-licensed by the Company from Hadasit Medical Research Services & Development Ltd., (“Hadasit”) and certain internally developed assets and technology relating thereto) (the “License”), assist in obtaining all the necessary approvals for such technology transfer, in return to a predetermined rate (which is a low double-digit number) of all receipts which the Buyer will receive from Orimmune or from third parties in connection with the shares and/or assets of Orimmune, up to an aggregate of approximately $10 million. For each receipt in excess of said aggregate amount, the Company will be entitled to a lower rate determined therefrom (also a low double-digit number). During the interim period until the completion of the License assignment process, among others, the Buyer will bear certain of the payments in respect of the License and/or resulting therefrom (including payments for holding the patents under the License and including payments for a pending patent opposition proceeding involving the License).

In August 2016, the Transfer Agreement was executed, and no consideration was paid to the Company at such time. The Transfer Agreement included a mechanism in which the Company is entitled to receive future compensation in the event of, and based on, Orimmune’s future sale to a third party. As a result of the loss of control, the Company recorded a capital gain in the amount of $34 thousand.

During May 2017, an amendment to the Transfer Agreement was signed (the “Orimmune Amendment”) between the Company, the Buyer and Orimmune, in which the parties acknowledged that the Company’s discussions with Hadasit regarding the possibility of assigning the License to Orimmune, as contemplated in the Transfer Agreement, have yet to mature into an agreement with Hadasit, due to Hadasit’s objection to the proposed assignment. As a gesture of good faith, the Company agreed to bear certain fees expenses related to the License incurred prior to the date hereof in the amount of $60 thousand, which were paid to Orimmune. In addition, during a period of 6 months commencing as of the date of the Orimmune Amendment, the Company agreed to bear certain additional fees and expenses related to the License. It was determined that such additional amounts will not exceed $15 thousand. All such additional fees and expenses shall be coordinated and approved by Company in advance.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENT IN ASSOCIATE AND INVESTMENTS IN INVESTEES (CONT.)

b.	Sale of Orimmune Bio Ltd. and the Termination of the Hadasit License Agreement: (Cont.)

The Orimmune Amendment further emphasized that in the event that the parties were unable to successfully assign the License within such 6-month period, the Company would be deemed to have satisfied its obligation to use reasonable commercial efforts according to the Transfer Agreement. In consideration of the foregoing, it was agreed to increase the percentages of the predetermined rate of all receipts which the Buyer will receive from the Orimmune or from third parties in connection with the shares and/or assets of the Orimmune.

Following further discussions between the Company and Hadasit held during 2017, and through the first quarter of 2018, after not succeeding in assigning the License to the Buyer, on March 29, 2018, the Company and Hadasit signed a mutual termination agreement (the “Termination Agreement”) of the License. According to the Termination Agreement, among others, the License (and its related historic consulting agreements associated with the License) shall be terminated as of that date, and will not have any further force and effect, except for certain matters as prescribed under the Termination Agreement. In addition, payment to Hadasit of outstanding amount was set, and with respect to the transfer of IP rights, Hadasit will assign to the Company all of its rights in the Hadasit/Therapix patent rights. Thereafter, the Company will re-assign to Hadasit all of its rights, title and interest in and to the Hadasit/Therapix patent rights (“Assignment of IP”). The consummation of the Assignment of IP abovementioned shall be subject to receipt of the necessary approval of the IIA.

On April 18, 2018, the Company submitted an application with the IIA to approve the Assignment of IP (the “Application”). The Company had discussions with the IIA in connection with the terms of approval of the Application, which will, inter alia, address a previous refusal received by the IIA to a request to recognize the registration of a joint patent with Hadasit, under the License, which according to the IIA did not comply with the rules and regulations with respect to use of funds received under the IIA grant. Following the above-mentioned discussions, the IIA has approved an arrangement for the joint patent registration.

On July 4, 2018, and according to the Termination Agreement, the Company paid Hadasit approximately $104 thousand due to, inter alia, accrued costs and expenses relating to the filing, prosecution and maintenance of the patent rights, license maintenance fee due to Hadasit for the years 2016 and 2017, and unpaid related consultancy fees for work performed during 2015.

On December 13, 2018, an additional amendment to the Transfer Agreement was signed (the “Additional Amendment”) between the Company, the Buyer and Orimmune, under which the parties acknowledged that despite the Company’s efforts and assistance in the discussions with Hadasit regarding the possibility of assigning the License to Orimmune, Orimmune chose not to enter into an agreement with Hadasit. In addition and notwithstanding the foregoing, the Company is willing to assign to Orimmune the entire right, title and interest in specific patents, subject to fulfilment of certain conditions precedent which are still in effect as of the date of this financial statement.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Computers	Lab equipment	Office furniture and equipment	Leasehold improvements	Vehicles	Total
	USD in thousands

Cost:

Balance at January 1, 2018	$36	$13	$23	$23	$-	$95
Initially consolidated company	42	2,031	111	-	8	2,192
Additions during the year	8	-	1	7	-	16
Disposals during the year	(20)	(39)	-	-	-	(59)
Adjustments arising from translating financial statements from functional currency to presentation currency	-	(1)	(1)	(1)	-	(3)

Balance at December 31, 2018	66	2,004	134	29	8	2,241

Accumulated depreciation:

Balance at January 1, 2018	26	10	8	1	-	45
Additions during the year	12	88	8	4	1	113
Disposals during the year	-	(3)	-	-	-	(3)
Adjustments arising from translating financial statements from functional currency to presentation currency	(22)	2	-	(1)	-	(21)

Balance at December 31, 2018	16	97	16	4	1	134

Depreciated cost at December 31, 2018	50	1,907	118	25	7	2,107

Depreciated cost at December 31, 2017	$10	$3	$15	$22	$-	$50

NOTE 11:-	TRADE PAYABLES

	December 31,
	2018	2017
	USD in thousands

Open debts	$978	$399
Accrued expenses	640	618

	$1,618	$1,017

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2017	2016
	USD in thousands

Employees and payroll accruals	$484	$130
Provisions due to litigations and claims (*)	250	-
Accrued vacation	52	30
Other payables	58	-

	$844	$160

(*) Refer to Note 16j for more information in this matter.

NOTE 13:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2018	2017
	USD in thousands

Financial assets:

Cash and restricted deposits	$1,518	$9,219
Convertible loan (see Note 8)	531	-

	2,049	9,219

Financial liabilities:

Current financial liabilities carried at amortized cost	3,336	1,177
Credit from others (see Note 13b)	91	-
Convertible debenture (see Note 13c)	779	-
Conversion component of convertible debenture (see Note 13c)	277	-

	$4,483	$1,177

b.	Credit from others:

On August 30, 2018, GLPS Staffing Solutions Professional LLC (“GLPS”), a related party of THR (see Note 22d.5), signed a Billing Services Agreement (the “Billing Services Agreement”) with Anesthesia Business Consultants LLC. (“ABC”). According to the Billing Services Agreement, ABC shall provide a credit line to THR or GLPS which shall not exceed $250 thousand (the “Credit Line”). The Credit Line shall be repaid at the rate of $50 thousand for each twelve month period during the term of the Billing Services Agreement.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Credit from others: (Cont.)

The Credit Line will bear an annual interest of 6.5% (the interest will change according to different terms under the Billing Services Agreement).

As of December 31, 2018, the withdrawn balance of the Credit Line was $91 thousand (including interest, in which the withdrawal was made on November 13, 2018), all classified under current liabilities due to the expected liquidation of THR (See Note 5).

c.	Convertible Debentures:

On November 23, 2018 (the “Issuance Date”), the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) and a registration rights agreement with YA II PN Ltd. (“Yorkville”), a fund managed by Yorkville Advisors Global L.P., for the sale in a private placement of up to $2.5 million in principal amount of unsecured convertible debentures (the “Convertible Debentures”). Interest on the Convertible Debentures will accrue at a rate of 5% per annum and can be repaid in cash with an addition of an 10% redemption premium upon the maturity date of the Convertible Debentures, being 12 months from the issuance of each Convertible Debenture.

The first tranche of $1.5 million of the Convertible Debentures was issued on November 26, 2018. In addition, $78 thousand were deducted due to issue expenses, and Yorkville received 9,171 ADSs of the Company in return to additional commitment fees (valued at $75 thousand) (see Note 17e.3). Also, an additional fee of $10 thousand was deducted from the $1.5 million due to payments to Yorkville’s legal counsels. Two other tranches of $500 thousand each of the Convertible Debentures shall be purchased by Yorkville conditional on the passage of time and/or certain triggering events as disclosed in the Securities Purchase Agreement. If the Company will not comply with the triggering events mentioned, the Company will be deemed to be in default pursuant to the terms, and inter alia, the interest on the Convertible Debentures will accrue up to a rate of 15% per annum. The Company shall pay Yorkville additional commitment fees upon issuance of each such tranche, to be paid at the Company’s option in cash or ADSs of the Company. From and after the date of issuance of the Convertible Debentures, the outstanding principal, together with accrued and unpaid interest, will be convertible, at the option of Yorkville, into the Company’s ADSs at the lower of $7.00 or 95% of the lowest daily volume-weighted average price (“VWAP”) during the five consecutive trading days immediately preceding the conversion date.

As of December 31, 2018, the Convertible Debentures had not been converted.

On March 14, 2019, an amendment to the Securities Purchase Agreement was signed due to the fact that the Company did not comply with certain abovementioned conditions and accordingly deemed to be in default by Yorkville. According to the amendment, Yorkville agreed to waive the requirements under the Securities Purchase Agreement and as such, the Company shall not be deemed to be in default pursuant to the terms of the Securities Purchase Agreement. In addition, the Company and Yorkville mutually agreed to waive any and all requirements to hold a second closing or third closing ($500 thousand each).

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

c.	Convertible Debentures: (Cont.)

Valuation process and techniques:

The Company’s management considers the appropriateness of the valuation methods and inputs, and may request that alternative valuation methods are applied to support the valuation arising from the method chosen.

The valuation of the Convertible Debentures was set in accordance with IFRS 9 and IAS 32, “Financial Instruments: Presentation” (“IAS 32”). IFRS 9 and IAS 32 determine the accepted method in allocating the consideration received from a bundle of securities. According to the guidelines of IFRS 9 and IAS 32, the allocation is based on the method of the remainder of consideration, when there is a hierarchy regarding the financial instruments measured at fair value and the financial instruments recognized as the remainder of consideration.

According to IFRS 9 and IAS 32, the allocation is based on the following hierarchy:

-	Derivative and other financial instrument, measured at fair value through its contractual life.

-	Financial liabilities and other complex instruments which are not recognized at fair value.

-	Equity instruments.

IFRS 9 and IAS 32 also determine that a derivative which may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments, will be defined as a financial liability, measured and presented at fair value each period. Accordingly, and as mentioned in the Securities Purchase Agreement, in the event of conversion, the amount of shares to be issued is unknown (not fixed). Therefore, according to the definition mentioned above, the conversion component is classified as a financial liability that will be measured at fair value, through profit or loss, as of the Issuance Date and on any following financial reporting date (accordingly, issue expenses related to the derivative will be recorded through profit or loss). The remainder of the consideration will be attributed to the debt component and no consideration will be left to attribute to the equity instrument (issuance of 9,171 ADSs mentioned above).

The valuation of the conversion component of Convertible Debentures was set at fair value, as required in IFRS 9, and in accordance with IFRS 13, “Fair value measurement,” and was categorized as Level 3 by the Company.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

c.	Convertible Debentures: (Cont.)

Economic methodology:

The convertible component was calculated using the Monte Carlo Simulation Model, an OPM which takes into account six parameters as disclosed below for each period valuated:

	November 23, 2018	December 31, 2018

The price of the ADS as of the valuation date	$7.46	$3.25
The exercise price of the option (*)	$7	$7
The option contractual term	1 year	1 year
The expected volatility of the price of the ADS	91.3%	99.33%
The risk-free interest rate for the option contractual term	2.67%	2.62%
The expected dividends over the option’s expected term	0%	0%

(*) The lower of $7.00 or 95% of the lowest daily VWAP during the five consecutive trading days immediately preceding the conversion date.

Hereinafter is the attribution of the consideration of the Convertible Debentures:

USD in thousands

Conversion component of Convertible Debentures - measured at fair value	$745
Convertible Debentures, net of issue expenses - measured at amortized cost	706
ADS issued	-

(*)	$1,451

(*) Net of issue expenses in the amount of $39 thousand due to the conversion component of Convertible Debentures which were recognized in profit or loss.

Reconciliation of the fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

USD in thousands

Balance at November 23, 2018	$745
Finance income	(468)

Balance at December 31, 2018	$277

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

d.	Financial risk factors:

The Group’s activities expose it to various financial risks such as market risks (foreign currency risk and interest risk), credit risk and liquidity risk. The Group’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance.

Risk management is performed by management in accordance with the policies approved by the Company’s board of directors (the “Board”). The Board establishes written principles for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as exchange rate risk, credit risk and the investments of surplus funds.

1.	Market risks:

Foreign currency risk:

The Group is exposed to exchange rate risk resulting from the exposure to different currencies, mainly the USD until October 1, 2018, and since then mainly the NIS (see Note 2d). Exchange rate risk arises from recognized liabilities that are denominated in a foreign currency other than the functional currency.

2.	Credit risks:

All cash and cash equivalents related to the Company are held in two banks in Israel which are considered financially solid. In regards to THR, all cash and cash equivalents are also are held in two banks in the U.S., which are considered financially solid as well.

3.	Liquidity risk:

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2018, The Company expects to settle all of its financial liabilities in less than one year. However, as mentioned in Note 5, THR will commence a liquidation process of its assets in the near future.

The carrying amounts of cash and cash equivalents, and all other financial assets and liabilities approximate their fair value.

Refer to Note 1c for more information.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and the Israeli Severance Pay Law, 1963 (the “Severance Pay Law”), the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 of the Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit. The computation of the Company’s employee benefit liability is made in accordance with a valid employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

The post-employment benefits are normally financed by contributions classified as defined benefit plans or as defined contribution plans as detailed below.

Defined contribution plans:

Section 14 of the Severance Pay Law applies to a substantial part of the compensation payments, pursuant to which the fixed contributions paid by the Company into pension funds and/or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for compensation represent defined contribution plans.

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Expenses in respect of defined contribution plans	$65	$52	$31

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	TAXES ON INCOME

a.	Tax rates applicable to the Group:

Therapix incorporated in Israel:

Presented hereunder are the tax rates relevant to the Company in the years 2016 - 2018:

The Israeli statutory corporate tax rate and real capital gains were 23% in 2018, 24% in 2017 and 25% in 2016.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2017, which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

THR incorporated in the U.S.

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the “TCJA”) was signed into law, permanently lowering the corporate federal income tax rate from 35% to 21%, effective January 1, 2018. THR is subject to U.S. Federal tax and State income tax where THR operates (mainly in the state of Tennessee). The weighted tax rate in 2018 was 27.5%.

The change in the tax rate had no effect on the financial statements in 2018.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2013 tax year. However, as of December 31, 2018, THR has no final tax assessments.

c.	Carryforward tax losses and other temporary differences:

Therapix and THR both have accumulated tax losses since their inceptions.

As of December 31, 2018, Therapix’s net carryforward tax losses are expected to grow to approximately $34 million ($30 million as of December 31, 2017). In addition, as of December 31, 2018, THR’s net carryforward tax losses are expected to be approximately $2.5 million.

Therapix and THR are not expected to be profitable for tax purposes for tax year 2018.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS

a.	The Israel Securities Authority Administrative Letter of Claims against the Company:

From 2014 until 2017, the Company was subject to an administrative inquiry relating to the Company’s reports (quality and scope of disclosure) to the Israel Securities Authority (“ISA”) and the TASE with respect to the termination of a license agreement the Company had with Ramot at Tel-Aviv University Ltd. (“Ramot”) for certain technology covering the Company’s Alzheimer’s technology and program, which was terminated in the beginning of 2014. In April 2017, the Company settled the administrative inquiry and admitted to the following breaches: (i) failure to submit an immediate report about a material event (the license agreement termination) in a timely and lawful manner; (ii) inclusion of a misleading detail in an immediate report; and (iii) misleading the ISA in connection with such actions. The Company was required to pay a monetary sanction of $43 thousand as an administrative penalty (the “Administrative Monetary Sum”) (and potentially an additional equal sum if the Company is found to have committed the same breaches in the next 24 months). In addition, the Company’s chairman was subject to a one year probationary condition, whereby if he was found to commit a similar violation, he will be prevented from serving as an officer or director of a public company. As of December 31, 2018, the entire Administrative Monetary Sum was paid by the Company.

In connection with the Administrative Monetary Sum, and because of a previous undertaking by the Company under a previous investment agreement as of 2016 between the Company and Jesselson Investments Ltd. (“Jesselson”), whereby if monetary sanction by the ISA is higher than $20 thousand, it will be imposed on the Company as a result of the abovementioned proceedings, the Company will be required to compensate Jesselson on the entire amount by way of cash payment or by equity payment (i.e., issuing Jesselson additional shares in an amount equal to the amount of the monetary sanctions divided by NIS 0.5 per share), at the discretion of Jesselson. As of December 31, 2018, the Company’s debt to Jesselson is still outstanding, therefore a provision in the amount of $43 thousand was recorded.

In addition, under a different settlement agreement, the Company’s Chairman also agreed under such proceedings, among others, to pay the same amount as an administrative penalty only (and to be subject to a one year probationary condition, whereby if he is found to have made similar alleged breaches, (which he was not), he would have been prevented from serving as an officer or director of a public company.

b.	New License Agreement with Ramot at Tel Aviv University Ltd.:

In February 2016, the Company entered into an exclusive, irrevocable, worldwide research and license agreement with Ramot for a patent application relating to methods for treatment of cognitive decline with low doses of tetrahydrocannabinol. Pursuant to the agreement, the Company is obligated to pay patent filing and prosecution expenses, including past expenses, and to fund further research in an amount of approximately $62 thousand. Furthermore, the Company is obligated to pay fees (aggregating approximately $3.5 million) upon the occurrence of certain milestones, including achieving the completion of a Phase II clinical trial, pivotal clinical trial, filing a new drug application with the U.S. Food and Drug Administration (“FDA”), the receipt of regulatory approvals and the achievement of worldwide sales which exceed certain thresholds. Pursuant to the agreement, the Company is obligated to pay royalties at a low single digit percentage rate upon commercialization of a product based on licensed asset, and a percentage rate in the low twenties pursuant to a sublicense of the licensed assets.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

b.	New License Agreement with Ramot at Tel Aviv University Ltd.: (Cont.)

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

On March 13, 2019, further to discussions between the Company and Ramot, the Company notified Ramot of its intent to terminate such agreement. As of the date hereof, the Company does not believe that terminating the agreement will have a material effect on the Company’s operations and business.

c.	License Agreement with Dekel Pharmaceuticals Ltd.:

In May 2015, the Company entered into an exclusive, irrevocable, worldwide license agreement with Dekel Pharmaceuticals Ltd. (a private company controlled by the Company’s chairman and interim Chief Executive Officer, Dr. Ascher Shmulewitz) (“Dekel”) for certain technology and one granted U.S. patent related to compositions and methods for treating inflammatory disorders. The agreement became effective in August 2015. The Company then granted Dekel an option to purchase 3,876,000 of its ordinary shares at an exercise price of NIS 0.5 per share, exercisable for 90 days. The option was fully exercised as of November 2015.

The Company also granted Dekel an additional option to purchase 11,926,154 of its ordinary shares at an exercise price of NIS 0.65 per share, exercisable for 12 months. As of December 31, 2017, 65% of the second option (representing options to purchase 7,760,256 ordinary shares) has been exercised, for aggregate consideration of NIS 5 million, and the remainder of the option has expired.

Pursuant to the license agreement, in May 2016 the Company issued Dekel 200,000 of its ordinary shares at a price per share of NIS 0.5 on account of future royalty payments. The Company also is obligated to pay Dekel fees based on specific milestones and royalties upon commercialization. The milestone payments include: (i) $25 thousand upon the successful completion of preclinical trials (which milestone was met in November 2016; this payment was paid in cash in March 2017); (ii) $75 thousand upon the successful completion of a Phase I/IIa trial; and (iii) $75 thousand upon the earlier of generating net revenues of at least $200 thousand from the commercialization of the technology or the approval of the FDA or the European Medicines Agency, of a drug based on the licensed assets. In each case, and subject to the Company’s discretion, the respective milestone payments are payable in cash or equity based on a price per ordinary share of NIS 0.5. The royalty payments are 8% for commercialization and 35% pursuant to a sub-license of the licensed assets. The patent expiration dates of any patents maturing from this application would likely be 2029.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

c.	License Agreement with Dekel Pharmaceuticals Ltd.: (Cont.)

On April 24, 2018, the Company paid the second milestone to the license agreement with Dekel in the amount of $75 thousand upon the successful completion of a Phase IIa trial. No other milestones were achieved during 2018 (see Note 22d.1).

d.	Term sheet Agreement with Belvit Pharma LLC.:

On June 7, 2016 (the “Effective Date”), the Company entered into a binding term sheet-agreement with Belvit Pharma LLC. (“Belvit”) for certain intellectual property rights, including a provisional patent application covering the method and formulation for the sublingual administration of tetrahydrocannabinol (“THC”) with enhanced bioavailability. The Company initially intends to exploit this technology with respect to Mild Cognitive Impairments. Pursuant to the term sheet, the Company will receive an exclusive, irrevocable, worldwide, license to develop, manufacture, and commercialize a drug based on a low-dose of THC and a right of first negotiation with respect to normal-dose technology within the twenty four months of the Effective Date of the term sheet. The Company agreed to pay all costs and expenses related to the development of the technology, and to conduct, at the Company’s expense, a pharmacokinetics (“PK”)/bioavailability study. The Company shall further pay Belvit a low single-digit royalty rate upon commercialization of a product based on the licensed assets. Furthermore, Belvit shall have the right to use the study results. Belvit shall pay the Company a low single-digit royalty rate from any income from other uses of the technology. While the Company will be responsible for the development of the technology, Belvit will be responsible for the formulation development. The term sheet further includes the development stages and estimated development costs. Filing and patent prosecution will be borne by both parties. Entry into a definitive license agreement is subject to the Company’s successful completion of a PK/bioavailability study. The patent expiration date of any patent maturing from this application would likely be 2037. On August 25, 2017, the Company has received Chesapeake IRB (an Association for the Accreditation of Human Research Protection Programs-accredited company) approval for the protocol and ICF for the above mention PK study. Accordingly, the Company paid approximately $89 thousand for the PK study.

On April 30, 2018, the Company notified Belvit of its intent to terminate the binding term sheet dated June 7, 2016, between the Company and Belvit. Accordingly, the Company is discontinuing the development of its ultra-low dose THC via sublingual administration. As of December 31, 2018, the Company has no other commitments regarding this study.

e.	On November 22, 2016, the Company entered into an investigator initiated study contract with Yale University (“Yale”) to conduct a phase IIa clinical trial. In December 2016, the first patient was enrolled. The proposed trial will evaluate the safety, tolerability and efficacy of THX-110 in treating approximately 18 Tourette syndrome subjects aged 18 to 60. The total agreement is estimating in the amount of approximately $230 thousand.

On December 4, 2017, the enrolment was completed. During 2018, the Company paid Yale $120 thousand and recorded a provision in the amount of $11 thousand.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

f.	On November 16, 2017, the Company entered into an agreement with FGK Clinical Research GmbH (“FGK”) to perform CRO activities for the Tourette syndrome study that was performed in Germany during 2018. FGK will provide, inter alia, regulatory writing and submissions, CRF services, supervision of the study conduct, data management and statistical analysis. During the year ended on December 31, 2018, the Company paid FGK $394 thousand due to the agreement. As of December 31, 2018, the agreement was on hold. Additional payments in the aggregate amount of $214 thousand are expected in the future.

g.	License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd:

In March 2017, the Company entered into an exclusive, worldwide, sublicensable, royalty-bearing license (the “Yissum License Agreement”) with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”) for the grant of a license to an issued U.S. patent, including foreign counterparts, that covers nasal delivery of cannabinoids, all subject to a development plan to be approved by Yissum for the purpose of research, developing, and commercializing. Pursuant to the agreement, Yissum will grant the Company an exclusive, worldwide, sublicensable, royalty-bearing license to the patents and the Company will pay Yissum fees based on specific milestones (aggregating approximately $1 million) and medial single-digit royalties upon the commercialization of a product based on the licensed assets.

On March 18, 2018, the Company agreed to terminate the Yissum License Agreement, effective as of June 18, 2018, except for provisions which are expressly intended to survive termination. The Company did not make any regulatory filings and there were no development results generated under the Yissum License Agreement. In connection with such termination, the parties agreed to a mutual release. The Company estimates that the termination of the Yissum License Agreement shall have no material effect on its on-going projects and activities. In addition, the main reasons for said termination rest in the Company’s intentions on focusing on more advanced drug delivery projects that are already under development.

On July 29, 2018, the Company entered into exclusive, worldwide, sublicensable, royalty-bearing license with Yissum for license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products, all within the field and the territory only, as determined in the agreement (the “New License Agreement”). According to the New License Agreement, the Company shall pay Yissum royalties at the rates of future net sales, subject to the royalty reductions as described in the New License Agreement. The Company is also obligated to pay sublicense fees, out of the sublicense consideration. All right, title and interest in and to the New License Agreement shall vest solely in Yissum, and the Company shall hold and make use of the rights granted. All rights in the development results shall be solely owned by the Company, except to the extent that an employee of the Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by the Company and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically included in the New License Agreements.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

g.	License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd: (Cont.)

On October 4, 2018, the Company paid Yissum a total amount of $50 thousand due to the New License Agreement. The Company estimates that the expenses due to the research program of the New License Agreement and additional reimbursement for historical patent costs will be approximately $135 thousand.

h.	On April 11, 2017, the Company entered into an investigator initiated study contract with Hannover Medical School (“MHH”) to conduct during 2018 a phase IIb clinical trial titled ”A Randomized, Double-Blind, Placebo controlled study to Evaluate the Safety, Tolerability and Efficacy of Up to Twice Daily Oral THX-110 in Treating Adults with Tourette Syndrome” in treating approximately 20 Tourette syndrome subjects aged 18 to 65. Upon the execution of the agreement the Company paid the first installment in the amount of $122 thousand out of a total estimated amount of approximately $776 thousand. Due to regulatory and strategic reasons, the Company decided to change the study design from investigator initiated to an industry sponsored trial. During October 2017, a discussion was carried out between the Company and MHH and the latter was informed about this change and a termination letter stating the above was sent to MHH on November 19, 2017. MHH acknowledges it will have to pay back parts of the first instalment that were paid by the Company in accordions with the initial contract.

On August 13, 2018, the Company entered into an agreement with MHH to conduct a clinical investigation and laboratory services for a randomized, double-blind, placebo-controlled proof of concept study to evaluate the safety, tolerability and efficacy of daily oral THX-110 in treating adults with Tourette syndrome in an estimated amount of $835 thousand.

i.	On October 3, 2017, the Company entered into an agreement with Assuta Medical Center (“Assuta”) to conduct a Phase IIa, sponsor-initiated trial for the treatment of OSA using the Company’s proprietary cannabinoid-based technology, THX-110. The study was commenced in the second quarter of 2018. The expenses that were paid to Assuta during 2018 amounted to $20 thousand. The Company estimates that future expenses due to the agreement will aggregate to approximately $35 thousand.

j.	As of December 31, 2018, several claims were filed against THR by different suppliers, due to the fact that THR, due to its economic situation (as discussed in Note 5), was, and as of the Approval Date of the consolidated financial statements, is not able to comply with the terms of the contracts signed with each specific supplier. The claims are in an amount aggregating to approximately $789 thousand. THR is looking to settle all claims and as of December 31, 2018, has recorded a provision of $250 thousand.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

k.	Operating lease commitments:

-	Therapix Operating Lease Agreements:

On July 10, 2017, a three-year (effective on August 1, 2017), lease agreement was signed with a third party (the “Lease Agreement”) for an area of approximately 167 square meters in order to relocated the Company’s offices from the Azrieli Center in Tel-Aviv to Hashahar tower in Givataaim. The monthly lease fee according to the Lease Agreement was set at approximately $6 thousand, linked to the NIS and Israeli CPI. The total rent expenses for the year ended on December 31, 2018, were approximately $72 thousand. As of December 31, 2018, the minimum lease payments for the following 19 months under the Lease Agreement are expected to be in the total amount of approximately $114 thousand.

According to the Lease Agreement, and in order to secure the Company’s obligation for the lease of the offices above mentioned, the Company provided a bank guarantee of approximately $23 thousand in favor of the lessor. To secure the bank guarantee, the Company pledged such amount in a bank account.

-	THR Operating Lease Agreements:

As of December 31, 2018, THR had seven operating lease agreements for its headquarters, lab and clinics in different states and cities in the U.S., in which the main lease agreement is for THR’s headquarters and lab in Brentwood, Tennessee, which is estimated at $31 thousand per month, and is the longest agreement signed, which secured THR’s usage of the buildings until August 2028. THR’s total rent and related expenses since the Acquisition Date up until December 31, 2018, were approximately $253 thousand.

The future minimum lease fees payable as of December 31, 2018, are as follows:

USD in thousands

For the year ended on December 31, 2019	$753
For the year ended on December 31, 2020	588
For the year ended on December 31, 2021 and onwards until 2028	3,261

$4,602

THR was not requested to provide any bank guarantees due to the lease agreements.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	EQUITY

a.	Composition of share capital:

	December 31, 2018		December 31, 2017
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 0.1 par value each	300,000,000	140,252,374	300,000,000	139,885,534

Capital consolidation:

On January 1, 2014, the shareholders approved to consolidate the authorized share capital and the issued and outstanding share capital such that 10 ordinary shares of NIS 0.01 par value each in the authorized share capital and the issued and outstanding share capital of the Company were consolidated into one Ordinary share of the Company of NIS 0.1 par value. The number of the outstanding share options was adjusted accordingly.

On December 12, 2016, the general meeting of the Company’s shareholders approved an increase of the Company’s authorized share capital to 300,000,000 ordinary shares.

Description of American Depositary Shares (“ADSs”):

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents forty (40) ordinary shares [or the right to receive forty (40) ordinary share] deposited with the principal Tel Aviv office of Bank HaPoalim, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary.

b.	Changes in share capital:

Issued and outstanding share capital:

	Number of ordinary shares	NIS par value

Balance at January 1, 2018	139,885,534	13,988,553

Issuance of share capital	366,840	36,684

Balance at December 31, 2018	140,252,374	14,025,237

c.	Rights attached to shares:

Voting rights at the shareholders meeting, right to dividends, rights upon liquidation of the

Company and right to nominate the directors in the Company.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	EQUITY (CONT.)

d.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties. The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

e.	Issuance of shares:

1.	On March 6, 2017, as part of a private placement, the Company issued to a private investor (the “Investor”) 5,357,143 ordinary shares, at a price per share of NIS 0.70 (approximately USD 0.19). Pursuant to the agreement, in the event that the Company raises additional funds by means of private placements (excluding public offerings) upon less favorable terms relating to the price per share, then the Company would be required to issue to the Investor, for no additional consideration, such number of ordinary shares reflecting the difference between the new price per share and the price per share actually paid by the Investor. In addition, in the event that the Company raises additional funds by means of a public offering of its ordinary shares of ADSs upon less favorable terms relating to the price per share, then immediately following the closing of such public offering, the Company would be required to pay the Investor an amount, calculated as the number of his purchased shares (5,357,143 ordinary shares) multiplied by the difference between NIS 0.70 and the future public offering price per share. Pursuant to the Company’s sole discretion, the Company may choose to pay this sum in cash and/or in ordinary shares (at a price per share of such public offering). In addition, the Investor is entitled to preemptive rights to participate in the Company’s future private placements upon the same terms offered to future investors, on a pro-rata basis to his holdings. Since the Company has issued ADSs in the IPO which took place in March 2017 at a public offering price of USD 6.00 per ADS, which is less than USD 7.71 per ADS (approximately USD 0.19 per ordinary shares), the Company issued the Investor an additional 1,529,910 ordinary shares. These issuances had no impact on the Company’s Profit or Loss for the year ended on December 31, 2017.

2.	On March 27, 2017, the Company announced the closing of its IPO in the United States. The offering included 2,000,000 ADSs. Each ADS, representing 40 ordinary shares of the Company, was issued at a price of USD 6.00. The gross proceeds from this offering were USD 12 million, prior to deducting underwriting discounts, commissions and other offering expenses of approximately USD 1.7 million. The Company granted the underwriters a 45-day option to purchase up to an additional 300,000 ADSs to cover over-allotments (“Green Shoe”), if any. The underwriters decided to exercise their Green Shoe option and invested another USD 1.8 million in the Company, prior to deducting underwriting discounts of approximately USD 0.1 million.

3.	Further to the matter discussed in Note 13c, on November 23, 2018, the Company issued to Yorkville 9,171 ADSs (equivalent to 366,840 ordinary shares).

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	EQUITY (CONT.)

f.	Share options:

1.	Further to the matter discussed in Note 16c, on May 16, 2016, after obtaining the TASE approval and as part of the conditions of the license agreement with Dekel, which became effective on August 19, 2016, and in order to fulfill the contingent liability of the Company to Dekel under the license agreement, the Company issued to Dekel 200,000 ordinary shares associated with the advance payment according to the license agreement.

2.	Further to the description in Note 16c, on August 18 and 19, 2016, the Company received exercise notices for the exercise of 5,390,986 share options which were held by Dekel, under the license agreement signed with Dekel, to purchase 5,390,986 ordinary shares, out of which Dekel exercised 993,846 share options, while the remaining were exercised by third parties, to which, to the best of the Company’s knowledge, Dekel sold its share options. The consideration from the exercise of the share options by Dekel and by third parties was NIS 3.5 million. The remaining share options held by Dekel expired on August 20, 2016, according to their original terms.

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The expense recognized in the financial statements:

The expense recognized in the Company’s financial statements for services received from employees and other service providers is shown in the following table:

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Expense arising from equity-settled share-based payment transactions	$604	$862	$301

1.	The share-based payment transactions that the Company granted to its employees and consultants are described below.

During 2005, the Company’s Board adopted the 2005 Employees Share Option Plan (the “2005 ESOP”). Ten years later, during 2015, the Company’s Board adopted a new plan, the 2015 Employees Share Option Plan (the “2015 ESOP”). Under both the 2005 ESOP and 2015 ESOP, the Company may grant its employees and other service providers options to purchase the Company’s ordinary shares (“Share Options”). As of December 31, 2017, no Share Options under the 2005 ESOP were available for grant. On August 29, 2017, the Board reserved an additional amount of 26,000,000 ordinary shares for the purposes of the 2015 ESOP (in addition to the originally 5,000,000 ordinary shares which were reserved under the plan), out of which a total of 8,280,475 were still available for grant as of December 31, 2018. No Share Options were granted during the year ended December 31, 2018.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The expense recognized in the financial statements: (Cont.)

2.	Further to the description in Note 22d.2, and following the completion of the Company’s IPO (see Note 17e.2), the unvested Share Options granted to the Company’s former Chief Executive Officer (“CEO”) on February 16, 2016, were fully vested. The total expenses recognized in respect of these Share Options were approximately $41 thousand, $80 thousand and $13 thousand during the year 2017, 2016 and 2015, respectively. In addition, as per the Company’s former CEO employment terms, all installments of his Share Options (not including the Share Options above mentioned) that have not vested yet, continued to vest until the end of his notice, by October 4, 2017. The total expenses recognized in respect to these Share Options were approximately $4 thousand during the year ended on December 31, 2017, and $46 thousand for the period stated on the dates of commencement of the CEO’s other grants up until December 31, 2016. All expenses, in the amount of approximately $10 thousand, which were recognized in respect to the Share Options installments that have not vested until October 4, 2017, were forfeited.

On January 4, 2018, after not exercising any of the vested Share Options for the ninety days period granted according to the 2015 ESOP, the entire reserve from share-based payment transactions due to grants to the former CEO in the total amount of approximately $174 thousand, expired.

3.	On August 29, 2017, the Company granted 413,750 ADS options (equal to 16,550,000 Share Options) under the 2015 ESOP to directors (and former directors), officers, employees and consultants, some of which were approved at the November 1, 2018, general meeting of the Company’s shareholders. In addition, On December 11, 2017, the Company granted 49,000 ADS options (equal to 1,960,000 Share Options) under the 2015 ESOP to employees and consultants.

The fair values of the ADS options, which were approved in August and November 2017, were $4.01 and $3.46 per ADS option, respectively. One grantee’s grant was valued at $3.24 per ADS option, due to a higher exercise price of $7.10 instead of $5.60 like all other grantees. The fair value of the ADS options, which were approved on December 2017, was $3.81 per ADS option. One grantee’s grant (a consultant of the Company) was valued at $3.45 per ADS option, due to a different expiration date. The exercised price is $5.60.

The fair value for ADS options granted during 2017 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2017
	August	November	December

Dividend yield (%)	0%	0%	0%
Expected volatility (%)	76.52	77.01	73.12-76.16
Risk-free interest rate (%)	1.83	2.1%	2.16-2.23
Expected life of share options	6 years	6 years	6 years

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options or ADS options (see Note 17a), the weighted average exercise prices of Share Options or ADS options and changes in directors (and former directors), officers, employees and consultants Share Options or ADS options during the current and previous year:

	Number of share options	Weighted average exercise price	Number of ADS options	Weighted average exercise price
		USD		USD
2018:

Share/ADS options outstanding at the beginning of the year	22,719,525	$0.17	567,988	$6.72
Share/ADS options forfeited during the year	(750,000)	0.14	(18,750)	5.60
Share/ADS options expired during the year	(4,156,488)	0.16	(103,912)	6.53

Share/ADS options outstanding at the end of the year	17,813,037	0.15	445,326	6.18

Share/ADS options exercisable at the end of the year	9,138,863	0.16	228,472	6.58

2017:

Share/ADS options outstanding at the beginning of the year	4,365,279	0.22	109,132	8. 84
Share/ADS options granted during the year	18,510,000	0.17	462,750	6.73
Share/ADS options forfeited during the year	(155,754)	0.26	(3,894)	10.33

Share/ADS options outstanding at the end of the year	22,719,525	0.17	567,988	6.72

Share/ADS options exercisable at the end of the year	7,602,026	$0.19	190,051	$7.46

2.	No share/ADS options were granted during 2018. The weighted average fair value of the Options and ADS options granted in 2017 was $0.09 and $3.51, respectively.

3.	The weighted average remaining contractual life of the share/ADS options outstanding was 4.99 years and 5.28 years as of December 31, 2018 and 2017, respectively.

4.	The range of exercise prices of Share Options outstanding at the end of the year was $0.13 - $0.28 as of December 31, 2018, and $0.03 - $3.46 as of December 31, 2017. The range of exercise prices of ADS options outstanding at the end of the year was $5.20 - $11.20 as of December 31, 2018, and $1.20 - $138.40 as of December 31, 2017.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2018	2017	2016
		USD in thousands
a.	Research and development expenses:
	Wages and related expenses	$667	$321	$195
	Share-based payment	109	103	100
	clinical studies	692	511	-
	Regulatory and other expenses	595	316	40
	Research and preclinical studies	593	362	387
	Chemistry and formulations	54	330	18

		2,710	1,943	740

b.	General and administrative expenses:
	Wages and related expenses	1,866	808	399
	Share-based payment	495	759	201
	Professional and directors fees	1,407	1,007	495
	Business development expenses	1,348	74	87
	Office maintenance, rent and other expenses	768	211	58
	Investor relations and business expenses	368	871	-
	Expenses due to litigations and claims	250	-	-
	Regulatory expenses	77	80	28

		6,579	3,810	1,268

c.	Other (income) expenses:
	Impairment of goodwill	160	-	-
	Impairment of intangible assets	273	-	-
	Capital gain from sale of property and equipment	(8)	-	-
	Share-based payment	-	-	26
	Capital gain from sale of subsidiary	-	-	(34)
	Capital loss from sale of property and equipment	-	1	-

		425	1	(8)

d.	Finance income:
	Finance income due to the Convertible Debentures	(468)	-	-
	Exchange rate differences	(303)	-	-
	Finance income from the convertible loan	(35)	-	-
	Intercompany finance income	(22)	-	-
	Interest income on bank deposits	-	(1)	(1)

		(828)	(1)	(1)

e.	Finance expenses:
	Finance expenses due to the Convertible Debentures	112	-	-
	Finance expenses from interest and commissions	11	5	1
	Exchange rate differences	-	486	7

		$123	$491	$8

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	LOSS PER SHARE OR ADS

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2018		2017		2016
	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss
Amounts used in the computation of basic and diluted loss	In thousands	USD in thousands	In thousands	USD in thousands	In thousands	USD in thousands

Basic loss per share	139,924	$(8,523)	116,743	$(6,244)	37,458	$(1,993)

Effect of potential dilutive Ordinary shares (**)	19,433	(395)	-	-	-	-

Diluted loss per share	159,357	$(8,918)	116,743	$(6,244)	37,458	$(1,993)

(*)	In order to calculate the weighted number of ADSs, the weighted number of shares was divided by 40 (refer to Note 17a).

(**)	Due to the effect of the Convertible Debentures.

b.	The computation of diluted loss per share or ADS did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	Share or ADS options to employees, officers, directors and consultants.

2.	Non-marketable warrants to investor.

NOTE 21:-	OPERATING SEGMENTS

The Group applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Group’s management, which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Group’s management determined that since October 3, 2018, following the acquisition of THR (see Note 5), the Group has two reportable segments:

1.	Development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation); and

2.	Pain clinic services, including lab services (THR’s operation).

Due to the fact that both segments do not generate any revenues, and the economic situation of THR (as described in Note 5), the Group decided that a detailed note regarding operating segments will not add any material information to the financial statements, which was not already disclosed in Note 5.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2018		December 31, 2017
	Key management personnel	Other related parties	Key management personnel	Other related parties
	USD in thousands		USD in thousands

Current Liabilities	$511	$629	$54	$92

b.	Transactions with related parties (not including amounts described in Note 22c):

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Research and development expenses (Note 22d.1)	$75	$-	$-

General and administrative expenses (Note 22d.5)	$769	$1	$51

Other expenses	$-	$-	$26

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2018	2017	2016
	USD in thousands

Short-term benefits	$1,379	$1,043	$592

Share-based payment (Note 18)	$520	$312	$232

d.	Material agreements signed with related parties:

1.	Refer to Note 16c for information regarding the license agreement with Dekel, a private company controlled by the Company’s chairman and interim CEO, Dr. Ascher Shmulewitz.

2.	On May 24, 2017, the Company announced that following a mutual decision of the Board and the Company’s former Chief Executive Officer, Dr. Elran Haber, Dr. Haber would step down from his position as the Company’s Chief Executive Officer. As per his employment terms, all installments of his Options, which were granted on May 4, 2014, and May 20, 2015, continued to vest until the end of his notice, by October 4, 2017. See Note 18a.2 for further description in this matter.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

d.	Material agreements signed with related parties: (Cont.)

3.	On November 1, 2017, the general meeting of the Company’s shareholders appointed the Chairman of the Board, Dr. Ascher Shmulewitz, as the Company’s Interim CEO, to be in this office for an initial period no longer than three years.

4.	In May 2017, the Company entered into an employment agreement with a Chief Financial Officer (the “Former CFO”) for a three months trial period. On December 19, 2017, the Company entered into a separation agreement with the Former CFO as further detailed below. In addition, the Company’s former VP Finance, Mr. Guy Goldin, has ceased providing on going services, and as of January 1, 2018, renders his financial services on an hourly basis (as a consultant to the Company). Since December 2017, Mr. Oz Adler, served as the Company’s VP Finance, and during 2018 was appointed as the Company’s and the Group’s CFO.

With respect to the departure of the Former CFO, the Company entered into a mutually-amicable separation agreement (the “Separation Agreement”) on December 19, 2017 (the “Effective Date”). Under the terms of the Separation Agreement (which are similar in essence to his original termination terms under his employment agreement), the Former CFO received severance in the amount of (i) three months’ salary through the end of the notice period following the Effective Date and (ii) a bonus equal to two months of salary. In addition, all of the Former CFO’s outstanding options to purchase 47,500 ADSs of the Company deemed fully vested as of the Effective Date and were exercisable until June 19, 2018. On June 19, 2018, all share options, in respect of which expenses in the amount of approximately $160 thousand were recorded, expired.

5.	THR works jointly with GLPS based on a signed Service Agreement (the “GLPS Service Agreement”). According to the GLPS Service Agreement, GLPS is the employer of the physicians and nurse practitioners operating THR’s pain management clinics. The pain management clinics operate under the name of Therapix Medical Solutions. THR provides the corporate oversight and management services (i.e. operational and financial: accounting, payroll, human resources etc.) to the clinics. THR only employees the non-medical staff working at the clinics, as well as the corporate staff.

GLPS is a related party of the Group due to the fact that GLPS in owned by the CEO and the Chief Medical Officer (“CMO”) of THR, which are also Directors of THR.

As of December 31, 2018, the balance due to GLPS for the services under the GLPS Service Agreement is in the amount of approximately $629 thousand.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	EVENTS AFTER THE REPORTING DATE

On March 28, 2019, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors to purchase (i) 642,853 of the Company’s ADSs, representing 25,714,120 ordinary shares, at a purchase price of $3.50 per ADS, in a registered direct offering (the “Registered Direct Offering”); and (ii) warrants to purchase up to 482,139 ADSs, representing 19,285,560 ordinary shares, with an initial exercise price of $3.50 per ADS (the “Warrants”), in a concurrent private placement (the “Private Placement” and, together with the Registered Direct Offering, the “Offerings”).

The total gross proceeds to the Company from the Offerings were approximately $2.25 million. The closing of the sale of the ADSs and Warrants occurred on April 1, 2019.

The ADSs to be issued under the Registered Direct Offering were issued pursuant to a prospectus supplement dated as of March 28, 2019, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3, which became effective on July 20, 2018.

The Warrants which were issued in the Private Placement, along with the ADSs issuable upon their exercise, were offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

The Warrants will be exercisable beginning immediately as of their issuance date and have a term of three years.

In addition, following a payment of approximately $250 thousand to Yorkville as part of their participation in the Purchase Agreement, the outstanding debt under the Securities Purchase Agreement mentioned in Note 13c, has decreased to $1.25 million.