Form 20-F
period 2019-12-31
Therapix Biosciences Ltd.
filed 2020-06-15
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Gilad Bar-Lev

Chief Executive Officer

Tel: +972-3-6167055

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares each representing 40	TRPX	Nasdaq Capital Market
Ordinary Shares, par value NIS 0.1 per share (1)
Ordinary Shares, par value NIS 0.1 per share (2)

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

228,788,014 Ordinary Shares, par value NIS 0.1 per share as of December 31, 2019

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

Yes ☐        No ☒

i

I.	Subsidiary Information.	110
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.	110
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.	111
A.	Debt Securities.	111
B.	Warrants and rights.	111
C.	Other Securities.	111
D.	American Depositary Shares.	112

EXPLANATORY NOTE

The registrant has relied on the Securities and Exchange Commission’s Orders under Section 36 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, dated March 4, 2020 Order (Release No. 34-88318), as modified on March 25, 2020 (Release No. 34-88465), or the Order, to delay the filing of this Annual Report on Form 10-K, or the Annual Report. The registrant’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout Israel and the world. Givatayim and Tel-Aviv, Israel, where the registrant and its independent auditor are headquartered, were previously, for a period of over a month, in the time leading up to the initial deadline for the filing of this Annual Report, under a state of emergency due to the outbreak of COVID-19. The registrant has been following the recommendations of local health authorities to minimize exposure risk for its team members for the past several weeks, with all of its team members working remotely. As a result, the Annual Report was not completed by the filing deadline due to insufficient time to facilitate the internal and external review process.

INTRODUCTION

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, the Company is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD: THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea, or OSA; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder, or ASD, and epilepsy.

THX-110 is a combination therapy candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary Palmitoylethanolamide, or PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which has strong potential to treat Tourette syndrome and OSA.

THX-160 is a novel pharmaceutical preparation containing a CB2 receptor agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, and a member of the Therapix Scientific Advisory Board.

Modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Also based on the “entourage effect,” we are developing THX-210, a proprietary novel preparation candidate containing non-psychoactive CBD and CannAmide™. THX-210 is intended for the treatment of ASD and epilepsy.

Pursuant to the positive results obtained in the phase IIa Tourette syndrome study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the German Federal Institute for Drugs and Medical Devices for our THX-110 program for Tourette syndrome. In addition, we announced in November 2019 positive topline results from our Phase IIa clinical study in OSA, suggesting that THX-110, positively affects symptoms in adult subjects with OSA. Following the recent successful completion of the Phase IIa OSA clinical study, the Company, through its subsidiary, Evero Health Ltd. (previously known as Weex Biosciences Ltd.), or Evero, is now assessing business, and clinical strategies for further development of this program. Similarly, following positive results in a pre-clinical study consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of THX-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the efficacy, safety and tolerability of THX-210 in treating patients with ASD. For our proprietary THX-160, we plan to continue the pre-clinical studies by developing multiple tests for mechanism of action evaluation and identifying pain indication and formulation development.

We were incorporated under the laws of the State of Israel on August 23, 2004. On March 22, 2017, our American Depositary Shares, or ADSs, each representing forty of our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “TRPX.” From December 26, 2005 to August 9, 2018, our Ordinary Shares were traded on the Tel Aviv Stock Exchange, or the TASE.

Unless otherwise indicated, all references to the “Company,” “we,” “us, “our” and “Therapix” refer to Therapix Biosciences Ltd. and its wholly owned subsidiaries.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.1 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report are translated using a rate of NIS 3.456 to USD 1.00, the last exchange rate published by the Bank of Israel by December 31, 2019.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

Forward-looking statements include, but are not limited to, statements about:

●	our ability to regain and effectively comply with the listing requirements of the Nasdaq Capital Market, or Nasdaq;

●	a proxy contest, if any, with a certain major shareholder in our Company;

●	our ability to raise capital through the issuance of additional securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new technologies;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report.

v

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

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this Annual Report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. We derived the selected data under the caption “Consolidated Statements of Profit and Loss” for the years ended December 31, 2019, 2018 and 2017 and the selected data under the caption “Consolidated Statements of Financial Position” as of December 31, 2019 and 2018 from the audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with IFRS. The selected data under the caption “Consolidated Statements of Profit and Loss” for the years ended December 31, 2016 and 2015 and the selected data under the caption “Consolidated Statements of Financial Position” as of December 31, 2017, 2016 and 2015 have been derived from audited financial statements not included in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. All figures presented are in U.S. dollars. On December 31, 2017, we changed the financial statements presentation currency from NIS and convenient translation to U.S. dollars to presentation currency of U.S. dollars. As a result, the December 31, 2015, 2016 and 2017 Consolidated Statements of Financial Position and the 2015, 2016 and 2017 Consolidated Statements of Profit and Loss were represented in U.S. dollars. Effective October 1, 2018, we changed our functional currency from NIS to U.S. dollars. The change in functional currency is accounted from that date.

	December 31,
	2019	2018(*)	2017(*)	2016(*)	2015(*)
Consolidated Statements of Profit and Loss	(in thousands of U.S. dollars, except share and per share information)
Research and development expenses, net	1,639	2,710	1,943	740	240
General and administrative expenses	2,469	4,371	3,810	1,268	1,363
Other expense (income), net	-	160	1	(8)	961
Operating loss	4,108	7,241	5,754	2,000	2,564
Finance expenses (income), net	371	(707)	490	7	4
Loss continuing operations	4,479	6,534	6,244	2,007	2,617
Income (loss) from discontinued operations, net	207	2,415	-	-	-
Net loss	4,686	8,949	6,244	2,007	2,617

Basic and diluted net loss per Ordinary Share attributable to equity holders of the Company	0.03	0.06	0.05	0.05	0.11
Number of Ordinary Shares used in computing loss per Ordinary Share- thousands	228,788,014	140,252,374	139,885,524	37,457,538	23,853,196

(*) Presented according to the change in our functional currency from NIS to U.S. dollars, effective October 1, 2018. The change in functional currency is accounted for that date. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods.

	December 31,
	2019	2018(*)	2017(*)	2016(*)	2015(*)
Consolidated Statements of Financial Position	(in thousands of U.S. dollars)
Cash and cash equivalents (**)	870	1,485	9,195	676	1,573
Total assets	1,154	4,560	9,566	1,245	1,666
Total liabilities	1,140	4,483	672	1,177	511
Accumulated loss	51,706	46,912	38,389	32,145	30,152
Total equity	14	77	8,389	573	1,155

(*) Presented according to the change in our functional currency from NIS to U.S. dollars, effective October 1, 2018. The change in functional currency is accounted from that date. Accordingly, comparative profit or loss figures and financial position have been translated into U.S. dollars using average exchange rates for the reporting periods.

(**) During the year ended December 31, 2019, we did not have any cash equivalents.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our ADSs could decline.

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

Since our inception in 2004, we have been operating as a specialty pharmaceutical company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future. We have only focused our business on developing a portfolio of approved drugs based on cannabinoid molecules since August 2015. In addition, since 2018 we have also focused our resources on searching for strategic transactions and the acquisition of pain treatment clinics, which we have since liquidated.

We have historically incurred substantial net losses; including net losses of approximately $4.7 million for the year ended December 31, 2019 and net losses of approximately $8.9 million in 2018. As of December 31, 2019, we had an accumulated deficit of approximately $51.7 million.

We have devoted substantially all of our financial resources to develop our product candidates, searching for strategic transactions and the acquisition of pain treatment clinics. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our product candidates, the demand for our product candidates, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk and we have mainly focused our business on the development of cannabinoid molecules since August 2015. We are in the late stages of preclinical and at the early stages of clinical development for our product candidates, we have not yet commenced pivotal clinical studies for any product candidate, and it may be several years, if ever, before we complete pivotal clinical studies and have a product candidate approved for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of the markets for which our product candidates may receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

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

We invested a significant amount in Therapix Healthcare Resources Inc., or THR, in which we held approximately 80% of the issued and outstanding share capital, during 2018 and a portion of 2019, which liquidated its assets in 2019, and which could adversely impact our reputation or divert management’s attention in the event of any material litigation arising from the liquidation and dissolution process.

We invested an aggregate of approximately $2.45 million in THR during 2018 and 2019, through convertible loans. Due in part to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, THR liquidated its assets. Potential claims that may arise from the dissolution of THR may adversely affect our reputation or divert management’s attention in the event of any material litigation. At this time, we are not able to predict any consequences that may occur as a result thereof.

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

As of December 31, 2019, our cash was approximately $870,000, we had a negative working capital of approximately $91,000 and an accumulated deficit of approximately $51,706. Based upon our currently expected level of operating expenditures, we expect that our existing cash will be sufficient to fund operations at least through July 31, 2020. We expect that we will require substantial additional capital to commercialize our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2019, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

Identifying and qualifying patients to participate in clinical studies of our product candidates is critical to our success. The timing of our clinical studies depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical studies if we encounter difficulties in enrollment. The evolving COVID-19 pandemic may directly or indirectly impact the pace of enrollment in our clinical studies as patients may avoid or may not be able to travel to healthcare facilities and physicians’ offices unless due to a health emergency and clinical study staff can no longer get to the clinic. Additionally, such facilities and offices have been and may continue to be required to focus limited resources on non-clinical trial matters, including treatment of COVID-19 patients, thereby decreasing availability, in whole or in part, for clinical trial services. See “Risks Related to Our Business Operations – We face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have a material adverse effect on our business and results of operations” for additional information.

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time consuming and uncertain as to outcome. We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical studies can occur at any stage of testing, and our future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include but are not limited to:

●	inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of human clinical studies;

●	the occurrence of a pandemic or the spread of a virus that diverts the attention of regulatory agencies from reviewing our study design or results or which, as a result of such pandemic or widespread, requires us to materially modify our planned clinical studies;

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

●	imposition of a clinical hold by regulatory agencies, after review of an IND, application, or equivalent application, or an inspection of our clinical study operations or study sites;

●	delays in recruiting suitable patients to participate in our clinical studies, which may be impacted by COVID-19 or government restrictions enacted as a result thereof;

●	difficulty collaborating with patient groups and investigators;

●	failure by our CROs, other third parties or us to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s Good Clinical Practices, or GCP, requirements, or applicable regulatory guidelines in other countries;

●	delays in having patients complete participation in a study or return for post-treatment follow-up;

●	patients dropping out of a study;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	the cost of clinical studies of our product candidates being greater than we anticipate;

●	clinical studies of our product candidates producing negative or inconclusive results, which may result in us deciding, or regulators requiring us, to conduct additional clinical studies or abandon product candidate development programs; and

●	delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical studies or the inability to do any of the foregoing.

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

We are seeking to obtain an orphan designation for some of our product candidates in the United States. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, defined, in part, as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of Tourette syndrome. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of Tourette syndrome in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of Tourette syndrome with THX-110 mainly through the preliminary results of ongoing clinical trials, suggesting that THX-110 may provide benefit in treating Tourette syndrome. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe Tourette’s patients would require pharmacological treatment. We further responded in January 2018 by providing additional information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to the fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe Tourette syndrome sub-group population only rather than the entire population. We are currently working on providing additional prevalence estimates in a hope to meet the FDA’s requirements. There is no assurance that we will successfully obtain orphan drug designation for Tourette syndrome, any future rare indications or orphan exclusivity upon approval of any of our product candidates that have already obtained designation.

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

We are developing product candidates that are controlled substances as defined in the Controlled Substances Act of 1970, or CSA, which establishes, among other things, certain registration, production quotas, security, recordkeeping, reporting, import, export and other requirements administered by the Drug Enforcement Administration, or the DEA. As a result, any product candidate that is a controlled substance (or includes a controlled substance) cannot be marketed before such substance is rescheduled by the DEA as a Schedule II, III, IV or V substance. The active ingredient in our product candidates is dronabinol, which is a Schedule III controlled substance. See Item 4.B. “Business—Government Regulation—Controlled Substances” for additional information.

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

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going clinical, nonclinical and preclinical programs. These risks may be heightened as a result of the evolving COVID-19 pandemic. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical studies may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

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

We do not have the infrastructure or capability internally to manufacture the API formulations, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. We plan to rely on third parties for such supplies. There are a limited number of manufacturers who have the ability to produce our API and there may be a need to identify alternate manufacturers to prevent a possible disruption of our clinical studies. Any significant delay or discontinuity in the supply of these components, which could be caused as a result of COVID-19, could considerably delay completion of our clinical studies, product candidate testing and potential regulatory approval of our product candidates, which could harm our business and results of operations.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, to the best of our knowledge, multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW Pharmaceuticals PLC, or GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW is developing a cannabidivarin, or CBDV, based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy, glioblastoma and schizophrenia. Zynerba Pharmaceuticals, Inc., or Zynerba, is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies. In addition, Zynerba is currently developing a transdermal formulation of pro-drug, which is a medication or compound that, after administration, is metabolized (i.e., converted within the body) into a pharmacologically active drug, of THC for neuropsychiatric disorders including Tourette syndrome. Nemus Bioscience, Inc., or Nemus, is focused on the discovery, development and commercialization of cannabis therapeutics. Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, or the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. Among the provisions of the ACA, of greatest importance to the pharmaceutical and biotechnology industry are the following:

●	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price (AMP);

●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics that are inhaled, infused, instilled, implanted or injected;

●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	expansion of the entities eligible for discounts under the Public Health program;;

●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●	establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending; and

●	implementation of the federal physician payment transparency requirements, sometimes referred to as the ’‘Physician Payments Sunshine Act’’.

Some of the provisions of the ACA have yet to be fully implemented, and there have been legal and political challenges to certain aspects of the ACA. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or the TCJA, includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, that is commonly referred to as the ’‘individual mandate.’’ Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called ’‘Cadillac’’ tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018 (BBA), among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the ’‘donut hole.’’ In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is an inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. While the Texas U.S. District Court Judge, as well as the Trump Administration and CMS have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers. Additionally, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Further, the Trump administration released a ’‘Blueprint’’ to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. In addition, on January 31, 2019, the HHS Office of Inspector General, proposed modifications to the federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations. Although a number of these, and other potential, proposals will require additional authorization to become effective, Congress and the executive branch have each indicated that it will continue to seek new legislative or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. These new laws and initiatives may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our future customers and accordingly, our financial operations.

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

Not including patents and applications which we are in the process of being assigned we have a portfolio of two provisional patent applications with the U.S. Patent and Trademark Office, or USPTO, pending patent applications in six families, of which four families are currently international Patent Cooperation Treaty of the World International Property Organization, or PCT, applications or PCT applications that have entered the national phase in various national entities. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to our patents after issuance could deprive us of rights necessary for the successful commercialization of any new product candidates that we may develop.

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

We are in breach of our license agreement with Yissum, and therefore, they may seek to terminate the license agreement, which termination would materially harm our business.

Our product candidates, and as a result thereof, our commercial success, are dependent in large part on the maintenance of our license agreements. According to the Yissum License Agreement, we were required to pay Yissum an initial payment of $133,000. As of June 14, 2020, we have not paid Yissum the initial payment of $133,000. Accordingly, we are in breach of the license agreement. As a result, Yissum may seek to terminate the license agreement for our breach under the agreement. Should Yissum exercise such a termination right, we would lose our rights to the intellectual property under the license agreement related to our THX-160 product candidate, which loss may materially harm our business, financial condition and future outlook.

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

It is also possible that we have failed to identify relevant third party patents or applications. For example, certain U.S. patent applications that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new product candidates or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new product candidates or the use of our new product candidates. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new product candidates that are held to be infringing. We might, if possible, also be forced to redesign our new product candidates so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After 2013, the United States moved to a first to file system. Changes in patent litigation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

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

Actual or perceived conflicts of interest may exist with respect to intellectual property rights that we license from an entity controlled by Dr. Ascher Shmulewitz, our Executive Chairman.

In May 2015, we entered into a license agreement, which, following an amendment thereto in August 2015, became effective, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, the Executive Chairman of our Board of Directors, under which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. See Item 7.B. “Related Party Transactions—Dekel License Agreement.”

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

On September 17, 2017, we entered into an amendment to the license agreement, which, if certain conditions precedent were met by June 30, 2018, would provide for an amendment to the compensation terms of such license agreement. We did not meet the conditions precedent required under such amendment to the license agreement with Dekel by June 30, 2018, and as a result thereof, the amendment never went into effect. On July 14, 2019, we entered into an amendment to the license agreement, which encompasses our and Dekel’s original intention to exclude certain consumer packaged goods (including, inter alia, food, beverage, cosmetics, pet products and hemp based products, which are sources of nutrients or other substances which may have a nutritional effect) from the scope of the licensed products and the field of our activity, as described in the license agreement, which intention was not reflected in the license agreement, and therefore, desired and agreed to amend the license agreement to reflect the foregoing clarification, as well as certain additional less material matters as discussed in the amendment. The amendment also prescribes a specific development plan under the license agreement requiring us to invest in the licensed technology (as defined under the license agreement) formulation development and maintain a total annual investment cap of $350,000 and for a non-compete and non-solicitation obligation by Dekel and Dr. Shmulewitz, towards our field of activity.

When negotiating and entering into the agreement with Dekel, Dr. Shmulewitz faced an actual conflict of interest between achieving the most favorable terms for Dekel, as holder of controlling interest in Dekel, and owing fiduciary duties to us, as a member and Executive Chairman of our Board of Directors. Due to this conflict, we may not have obtained as favorable terms for this license as with an unrelated party. Under applicable Israeli law, fiduciary duties include a duty of care and a duty of loyalty. The approval of transactions with interested parties under the Israeli Companies Law, or the Companies Law, included audit committee, board of directors’ approvals and under the relevant circumstances that applied then, also shareholders’ approval, which were obtained prior to the entering into the transaction. See Item 6 C. “Board Practices—Approval of Related Party Transactions under Israeli Law.”

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

Risks Related to Our Business Operations

In January 2020 we terminated the employment of all of our employees, except for our then Interim Chief Executive Officer and we may need to conduct layoffs again if we are not able to obtain additional financing.

Due to a lack of funding, in January 2020, we terminated the employment of all of our employees except for our then Interim Chief Executive Officer. While we reengaged certain employees, including our Chief Financial Officer and our Chief Technologies Officer, due to our current financial position, we may need to conduct layoffs again if we are not able to obtain additional financing. Another round of layoffs, including our executive officers, could have a material adverse effect on our ability to carry out our business plan.

The value of the ordinary shares of Coeruleus Ltd. that we, through our subsidiary, received as consideration in a certain joint venture transaction may fluctuate and may never increase in value.

On May 18, 2020, we closed on a series of transactions, or, together, the Joint Venture Transaction, including a definitive share transfer agreement with Capital Point Ltd., or Capital Point, an Israeli holding company traded on the TASE, and Evero, our wholly-owned Israeli subsidiary, pursuant to which Capital Point sold to Evero 5,952,469 ordinary shares, par value NIS 0.01 each, of Coeruleus Ltd., or the Purchased Coeruleus Shares and Coeruleus, respectively, an Israeli company, and a subsidiary (approximately 46%) of Capital Point, engaged in, among others, developing innovative medications based on the active generic substance flumazenil, including a sublingual spray to reduce the side effects of hypnotic sleep medication, and a sublingual spray to improve function and quality of life in patients with hepatic encephalopathy. As part of the Joint Venture Transaction, we transferred to Evero our THX-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement.

The Purchased Coeruleus Shares represented 35% of the issued and outstanding shares of Coeruleus. The value of our investment in Coeruleus may be adversely affected by negative changes in Coeruleus’s results of operations, cash flows, financial position and accounting impairment. We can offer no assurance that the value of the Purchased Coeruleus Shares will increase or that it will not fluctuate. In addition, Coeruleus is a private company, and as such, we may be limited in our efforts, if any, to dispose of such equity, whether at a gain or loss.

From time to time, we may enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no guarantee that we enter into any such definitive agreements.

From time to time, we may we may enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. We may never enter into definitive agreements after entering into a term sheet or other similar arrangement for a multitude of reasons, including, but not limited to, regulatory, operational, financial and other considerations. There may also be forces outside of our control that have an effect on our ability or decision as to whether we enter into such definitive agreements. As a result, there can be no guarantee that upon entering into a term sheet or similar arrangement, that we will enter into definitive documents. This could have a material adverse effect on our reputation and could cause us to incur expenses if any legal claims arise as a result thereof.

For example, in November 2019, we entered into a memorandum of understanding with Heavenly Rx, Ltd., or Heavenly Rx, pursuant to which we and Heavenly Rx agreed to pursue a business combination. In accordance with the memorandum of understanding between the parties, any transaction between the parties remained subject to entry into definitive agreements, and to shareholder and regulatory approvals. We never entered into definitive agreements and do not expect to do so.

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

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	failure by us to obtain regulatory approvals for the use of our products in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

●	an outbreak of a contagious disease, such as coronavirus, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

We face business disruption and related risks resulting from the recent outbreak of COVID-19, which could have a material adverse effect on our business and results of operations.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and, as of June 2020, has spread to approximately 200 countries, including the United States and Israel. The spread of COVID-19 from China to other countries has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. Authorities around the world have and may continue implementing similar restrictions on business and individuals in their jurisdictions. While COVID-19 is still spreading and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population.

Our operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout Israel and the world. To date, we have taken action to reduce our operating expenses in the short term. As part of the cut to our operating expenses, our Executive Chairman, Chief Executive Officer and Chief Financial Officer agreed to delay the payment of a portion of their salaries for a period of three month, or, until we see a substantial improvement in our cash flow position and/or we succeed in securing significant funds. In addition, our Chief Technologies Officer has been on temporary unpaid leave since May 2020, further enabling us to reduce our operating expenses during the COVID-19 pandemic. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, the impact of COVID-19 may cause delays to our future clinical trials, and may make it difficult for us to recruit patients to clinical trials. Givatayim and Tel-Aviv, Israel, where we and our independent auditor are headquartered, were previously, during the month leading up to the initial deadline for the filing of this Annual Report, under a state of emergency due to the outbreak of COVID-19.

It is not possible at this time to estimate the full impact that the COVID-19 pandemic could have on our business, the continued spread of COVID-19, and any additional measures taken by governments, health officials or by us in response to such spread, could have on our business, results of operations and financial condition. The COVID-19 pandemic and mitigation measures have also negatively impacted global economic conditions, which, in turn, could adversely affect our business, results of operations and financial condition. We continue to monitor our operations and government recommendations and may elect to temporarily close our office to protect our employees. A significant reduction in our workforce and our compliance with instructions imposed by Israeli authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. Moreover, we cannot foresee whether the Israeli authorities will impose further restrictive instructions, which if implemented may lead to significant changes. The spread of COVID-19 may also result in the inability of our suppliers to deliver components or raw materials on a timely basis. The extent to which COVID-19 impacts our business and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

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

Risks Related to the Ownership of Our ADSs

If we are unable to comply with Nasdaq listing requirements, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including negative impact on our liquidity, our stockholders’ ability to sell shares and our ability to raise capital.

Our ADSs are currently listed on Nasdaq. Our listing on the Nasdaq Capital Market is conditioned upon our continued compliance with, among other things, the minimum $2,500,000 stockholders’ equity requirement for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(b)(1), or the Stockholders’ Equity Requirement.

On May 23, 2019, we were advised that we no longer comply with the Stockholders’ Equity Requirement. On July 5, 2019, we submitted to Nasdaq a plan to regain compliance with Nasdaq listing rules. After reviewing our plan to regain compliance, Nasdaq granted an extension to enable us to regain compliance with the Stockholders’ Equity Requirement until November 18, 2019.

Since we did not regain compliance with the Stockholders’ Equity Requirement, on November 19, 2019, we were notified that our ADSs would be suspended from trading on Nasdaq at the opening of business on November 29, 2019, and a Form 25-NSE will be filed with the SEC, which will remove our securities from listing and registration on Nasdaq, unless we request an appeal to the Nasdaq Hearings Panel.

We appealed this decision and appeared before a Nasdaq Hearings Panel on January 16, 2020, to review Nasdaq’s decision to delist us. The delisting action referenced in the Nasdaq staff’s determination letter was stayed, pending a final written decision by the Nasdaq Hearings Panel. On January 16, 2020, the hearing that took place, at which time our management presented the Nasdaq Hearings Panel with a plan for regaining and sustaining compliance with the Stockholders’ Equity Requirement, following which, on February 5, 2020, we received a notice that the Nasdaq Hearings Panel granted us an extension until April 1, 2020.

On April 8, 2020, following a written submission with Nasdaq on April 1, 2020, pursuant to which, we presented the Nasdaq Hearings Panel with a plan for regaining and sustaining compliance with the Stockholders’ Equity Requirement, we received a notice that the Nasdaq Hearings Panel granted us an extension until May 18, 2020. Following the closings of a certain Joint Venture Transaction and the April 2020 Offering (as defined in this Annual Report), we believe that we have regained compliance with the Stockholders’ Equity Requirement. We are diligently working to evidence compliance with the Stockholders’ Equity Requirement; however, there can be no assurance that we will be able to do demonstrate compliance and satisfy Nasdaq’s conditions for continued listing. In the event that the we are not able to demonstrate compliance with the Stockholders’ Equity Requirement, we may be promptly delisted from Nasdaq.

Effective April 16, 2020, in response to the COVID-19 pandemic, and the resulting related market conditions, Nasdaq has elected to provide temporary relief from the continued listing bid price, as set forth in Nasdaq Listing Rule 5550(a)(2), or the Bid Price Rule, and market value of publicly held shares listing requirements, or the Price-Based Requirements, by tolling compliance through June 30, 2020, or the Tolling Period. As a result, companies presently in compliance periods for any Price-Based Requirements, will remain at that same stage of the process immediately after the Tolling Period, starting July 1, 2020.

Accordingly, upon reinstatement of the Price-Based Requirements, we will have until November 5, 2020, to regain compliance with the Bid Price Rule. In order to evidence compliance with the Bid Price Rule, we must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days (at any time, during or after the Tolling Period).

We are diligently working to evidence compliance with both the Bid Price Rule and Stockholders’ Equity Requirement; however, there can be no assurance that we will be able to do demonstrate compliance and satisfy Nasdaq’s conditions for continued listing.

The market price of our securities may be highly volatile, and you may not be able to resell your ADSs at or above the price you paid.

The market price of the ADSs is volatile. The ADS price are and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in our product candidates or clinical trial failures of our product candidates;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our product or product candidates and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the FDA or European or Asian authorities;

●	failure to successfully develop and commercialize our products or product candidates;

●	failure to enter into strategic collaborations;

●	failure by us or strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities through third-party manufacturers, inability to obtain adequate product supply for our products or the inability to do so at acceptable prices;

●	introduction of new products or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failure to meet or exceed the financial expectations of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our platform technologies, technologies, products or product candidates;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	changes in general conditions in the economy and the financial markets, including as a result of COVID-19;

●	sales of our securities by us or our shareholders in the future; and

●	trading volumes of our securities.

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

Outstanding warrants and pre-funded warrants to acquire our ADSs or Ordinary Shares are speculative in nature.

Our warrants and pre-funded warrants do not confer any rights of ownership of Ordinary Shares or ADSs on their holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ADSs at a fixed price, and in the case of the warrants, for a limited period of time. Specifically, holders of the warrants that we issued in a private placement in March 2020 and our April 2020 public offering, may exercise their right to acquire ADSs and pay an exercise price per ADS of $0.35 and $0.43, respectively, subject to adjustment upon certain events, prior to five years from their respective issuance dates, after which date any unexercised warrants will expire and have no further value. In addition, the Capital Point Warrant (as defined in this Annual Report) has an exercise price per ADS equal to the closing price of our ADSs on the trading day on which the notice of exercise is actually received by us and will be exercisable for 12 months starting from May 15, 2021 for a one-year period. Furthermore, holders of the pre-funded warrants may exercise their right to acquire ADSs and pay an exercise price per ADS of $0.001, subject to adjustment upon certain events.

Holders of our warrants or pre-funded warrants will have no rights as shareholders until such holders exercise their warrants or pre-funded warrants and acquire our ADSs.

Until holders of the warrants and pre-funded warrants acquire our ADSs upon exercise of the warrants and pre-funded warrants, holders of the warrants and pre-funded warrants will have no rights with respect to our ADSs or Ordinary Shares underlying such warrants and pre-funded warrants. Upon exercise of the warrants and pre-funded warrants, the holders thereof will be entitled to exercise the rights of a holder of ADSs only as to matters for which the record date occurs after the exercise date.

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

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements;

●	our ability to defer compliance with any new or revised financial accounting standards provided pursuant to Section 13(a) of Exchange Act; and

●	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

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

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we may be deemed a PFIC for 2020. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or Ordinary Shares in the event that we are a PFIC. See Item 10.E. “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

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

Risks Related to Israeli Law and Our Operations in Israel

Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

Section 63(b) of the Companies Law may allow any one or more of our shareholders holding at least 5% of our voting rights to demand that we convene an extraordinary shareholders meeting. Also, in the event that we choose not to convene an extraordinary shareholders meeting pursuant to such a request, Sections 64-65 of the Companies Law provide, among others, that such shareholders may independently convene an extraordinary shareholders meeting within three months (or under court’s ruling) and require us to cover the costs, within reason, and as a result thereof, our directors might be required to repay us such costs. If our shareholders decide to exercise these rights in a way inconsistent with our management’s strategic plans, our management’s ability to run our company may be disrupted, and this process may entail significant costs to us.

Our business and the market price of our ADSs or Ordinary Shares could be negatively affected as a result of a proxy fight.

On June 2, 2020, L.I.A. Pure Capital Ltd., or L.I.A., who purported, as of that date to beneficially own approximately 12.6% of our Ordinary Shares, demanded that we convene an extraordinary general meeting of shareholders in order to, among other things, remove all current members of the Board of Directors and to elect six new directors nominated by the LIA. This extraordinary general meeting has been demanded to be convened no later than July 27, 2020. As we previously reported on June 4, 2020, we are still assessing our next steps. If we enter into a proxy contest, our business, operating results or financial condition could be harmed because, among other things:

●	responding to the proxy contest is costly and time-consuming, is a significant distraction for our Board of Directors, management and employees, and diverts the attention of our Board of Directors and senior management from the pursuit of our business strategy, which could adversely affect our results of operations and financial condition;

●	perceived uncertainties as to our future direction, our ability to execute on our strategy, or changes to the composition of our Board of Directors or senior management team may lead to the perception of a change in the direction of our business, instability or lack of continuity which may be exploited by our competitors, and may result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel and business partners;

●	the expenses for legal and advisory fees and administrative and associated costs incurred in connection with responding to the proxy contest and the related litigation may be substantial; and

●	a legal proceeding initiated with Israeli courts can be a long and time consuming process, thus may consume management’s time and our resources, and even exploit our financial resources to the point of insolvency.

The market price of our ADSs could be subject to significant fluctuation or otherwise be adversely affected by the uncertainties described above or the outcome of the proxy contest.

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

In accordance with the certain Israeli laws and regulations governing matters of corporate governance, although we have elected to exercise an exemption available to certain Israeli public companies whose shares are traded on the Nasdaq from the requirement to have an “external director” as defined in the Companies Law, we are still required to have representation on our Board of Directors from both genders. As of the date of this Annual Report, we do not meet this criteria. If we do not appoint a female to our Board of Directors our reputation may be harmed and we may be subject to a monetary fine from the Israeli Securities Authority.

Although we have elected to exercise an exemption available to certain Israeli public companies whose shares are traded on the Nasdaq from the requirement to have an “external director” as defined in the Companies Law, we are still required to have representation on our Board of Directors from both genders. As of the date of this Annual Report, and since our female director resigned from the Board of Directors, effective as of December 31, 2019, we have not met this criteria. Although we intend to nominate a female director to our Board of Directors as soon as we convene our annual general meeting, we do not know if this will occur in a timely manner or prior to any reputational damage which may occur as a result of a lack of our having a female director. Furthermore, we may not be successful in appointing a female director before the Israeli Securities Authority levies a fine.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

As a company incorporated under the law of the State of Israel, we are subject to Israeli law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital and a majority of the offerees that do not have a personal interest in the tender offer approves the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Under the Israeli law, a potential bidder for the company’s shares, who would as a result of a purchase of shares hold either 25% of the voting rights in the company when no other party holds 25% or more, or 45% of the voting rights in the company where no other shareholders holds 45% of the voting rights, would be required to make a special purchase offer as set out in the provisions of the Israeli law. The Israeli law requires a special purchase offer to be submitted to shareholders for a pre-approval vote. A majority vote is required to accept the offer. An offeror who is regarded as a ‘controlling shareholder’ under Israeli law cannot vote on the resolution and the procedure includes a secondary vote of the non-voting shareholders and the shareholders who rejected the offer at pre-approval level. A special purchase offer may not be accepted unless shares that carry 5% of the voting rights in the target company are acquired. Furthermore, the shareholders may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, other than those who indicated their acceptance of the tender offer in case the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date. See Item 10.B. “Memorandum and Articles of Association—Provisions Restricting Change in Control of Our Company—Acquisitions under Israeli Law” for additional information.

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

It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel and our corporate headquarters are located in Israel. The majority of our executive officers and directors and the Israeli experts named in this Annual Report are located in Israel. All of our assets and most of the assets of these persons are located in Israel. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

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

Our research and development efforts with respect to some of our past activities, which was focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s, which we sold in March 2015, and our Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which in part was returned and re-assigned to Hadasit Medical Research Services & Development Ltd., or Hadasit, and in part is still in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of December 31, 2018, we had received the aggregate amount of approximately $4.1 million from the IIA for the development of our abovementioned technologies. With respect to such grants, we are committed to pay certain royalties up to $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are required to comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to these past grants. The discretionary approval of an IIA committee would be required for any assignment and/or transfer to third parties inside or outside of Israel of know-how or transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such activities and programs (including selling it). The IIA may impose certain conditions on any arrangement under which it permits us to transfer or assign technology or development in or out of Israel. If we fail to comply with the Research Law, we may be required to refund certain grants previously received and/or to pay interest and penalties and we may become subject to criminal charges. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we may apply for such support in the future.

Following further discussions between Hadasit and us held during the second half of 2017, and through the first quarter of 2018, after not succeeding in assigning the license to a buyer, we signed a termination agreement, or the Termination Agreement. On July 4, 2018, and according to the Termination Agreement, we paid Hadasit an amount of approximately $104,000 due to, inter alia, accrued costs and expenses relating to the filing, prosecution and maintenance of the patent rights, license maintenance fee due to Hadasit for the years 2016 and 2017 and unpaid related consultancy fees for work performed during 2015.

On December 13, 2018, an additional amendment to the transfer agreement was signed, or the Additional Amendment, between us, Karma Link Ltd., or Karma Link, a private company incorporated under the laws of the State of Israel, and our former subsidiary, Orimmune Bio Ltd., or Orimmune, under which the parties acknowledged that despite our efforts and assistance in the discussions with Hadasit regarding the possibility of assigning the license to Orimmune, Orimmune chose not to enter into an agreement with Hadasit. In addition and notwithstanding the foregoing, we are willing to assign to Orimmune the entire right, title and interest in specific patents, subject to fulfilment of certain conditions precedent which are in effect as of the date of this Annual Report.

We are in the process of selling one of our past research and development activities which may not be completed due to factors not in our control, and we may be required to assume the sale activity or abandon it, subject to certain payments and liabilities.

In June 2016, we entered into a share transfer agreement with our Orimmune and Karma Link. According to the agreement, we sold our holdings in Orimmune to Karma Link and will assist the assignment of the antibody Anti-CD3 technology (which was in-licensed by us from Hadasit and certain internally developed assets and technology relating thereto).

However, since certain intellectual property related to the Anti-CD3 technology was developed with financing, in part, from the IIA, we have not been able to assign it to Orimmune, as we have not been able to obtain the consent of the IIA, see Item 4.B. “Business Overview—Intellectual Property—Sales and Transfer of Intellectual Property Assets” for additional information.

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

Our website address is http://www.therapixbio.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

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

Our capital expenditures for 2019, 2018 and 2017 amounted to $1,000, $17,000 and $44,000, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on THC, and/or CBD: THX-110 for the treatment of Tourette syndrome and for the treatment of OSA; THX-160 for the treatment of pain; and THX-210 for the treatment of ASD and epilepsy.

THX-110 is a combination therapy candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which has strong potential to treat Tourette syndrome and OSA.

THX-160 is a novel pharmaceutical preparation containing a CB2 receptor agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, and a member of the Therapix Scientific Advisory Board.

Modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Also based on the “entourage effect,” we are developing THX-210, a proprietary novel preparation candidate containing non-psychoactive CBD and CannAmide. THX-210 is intended for the treatment of ASD and epilepsy.

Pursuant to the positive results obtained in the phase IIa Tourette syndrome study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the German Federal Institute for Drugs and Medical Devices for our THX-110 program for Tourette syndrome. In addition, we announced in November 2019 positive topline results from our Phase IIa clinical study in OSA, suggesting that THX-110 positively affects symptoms in adult subjects with OSA. Following the recent successful completion of the Phase IIa OSA clinical study the Company is now assessing business and clinical strategies for further development of this program. Similarly, following positive results in a pre-clinical study consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of THX-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the efficacy, safety and tolerability of THX-210 in treating patients with ASD. For our proprietary THX-160, we plan to continue the pre-clinical studies by developing multiple tests for mechanism of action evaluation and identifying pain indication and formulation development.

In November 2019, we entered into a memorandum of understanding with Heavenly Rx, an emerging consumer hemp CBD company, pursuant to which we and Heavenly Rx agreed to pursue a business combination. According to the memorandum of understanding between us and Heavenly Rx, any transaction between the parties remained subject to entry into definitive agreements, and to shareholder and regulatory approvals. We never entered into definitive agreements and do not expect to do so.

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

Our Drug Development Programs

THX-110 – Tourette Syndrome and OSA

We believe that our product candidate, THX-110, offers a safe and potentially effective solution for a variety of medical concerns. Despite being in its early phases of clinical testing, the application of THX-110 has extended into several treatments, including Tourette syndrome and OSA.

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

On April 4, 2018, we announced topline results of our Phase IIa investigator-initiated study at Yale University of THX-110 for the treatment of Tourette syndrome. The study was a single-arm, open-label trial, in which each subject both received one daily treatment of THX-110 via oral administration and was followed-up for a period of 12 weeks. 16 subjects participated in the study and received THX-110 at the Yale University Child Study Center at Yale University. The primary endpoint of the study was to assess the performance of THX-110 in the treatment of adult patients suffering from symptoms of Tourette syndrome, as measured by the Yale Global Tic Severity Scale Total Tic Score, or YGTSS-TTS, the customary index for assessing symptom severity. Treatment was given in a dose titration regimen with a maximum dose of THX-110 consisting of 10mg dronabinol and 800mg CannAmide™.

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

Following the Phase IIa study, we plan to initiate a randomized, double-blind, placebo controlled study to evaluate the safety, tolerability and efficacy of daily oral THX-110 in treating adults with Tourette syndrome, with Hannover Medical School, Germany. The study will include approximately 60 patients. Study patients are randomized to either oral THX-110 or placebo at a 1:1 ratio. The overall estimated study duration is 24 months. We plan to also conduct further preclinical studies in parallel to our clinical plans as part of registration process with the FDA and EMA. Following these studies, if successful, we intend to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled study to evaluate the safety, tolerability and efficacy of up to twice daily oral THX-110 in treating Tourette syndrome.

In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of Tourette syndrome. The request is still pending and we are in communication with FDA. Our last communication was in January 2020 when we received a letter from FDA questioning the prevalence calculation. There is no assurance that we will successfully obtain orphan drug designation for Tourette syndrome, although we believe that we can provide adequate data to address all issues raised by the FDA.

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

On May 18, 2020, we closed on the Joint Venture Transaction. As part of the Joint Venture Transaction, we transferred to Evero our THX-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement.

Market Size and Current Treatment

At ≥15 AHI (moderate and severe), the prevalence in the general adult population ranges from 6% to 17%, being as high as 49% in the advanced ages. OSA prevalence was also greater in obese men and women (Senaratna CV et al, 2017). A majority of today’s OSA treatments are in the form of medical devices known as C-PAPs. The global sleep apnea devices market size was valued at $5.10 billion in 2016 and is expected to grow at a compound annual growth rate, or CAGR, of 7.7% over the forecast period. According to a market research report published by P&S Intelligence, the global sleep apnea devices market is expected to generate $6.8 billion of revenue by 2023. The increasing geriatric population due to increasing life expectancy is expected to increase the prevalence of OSA. Sleep disorders increase with the increase in the age. Furthermore, the prevalence of apnea is high in geriatric population because comorbidities associated with apnea are high in the elderly population. Another factor is the increase in the arousal frequency. The rise in presence of OSA is attributed to the reduction in the size of upper airway lumen due to increasing age factor (Sleep Apnea Devices Market Size, Share & Trends Analysis Report by Product (Single Channel Screening Devices, Actigraphy Systems, PSG Devices, Respiratory Polygraph) By Region, And Segment Forecasts, 2012 – 2022 (https://www.grandviewresearch.com/industry-analysis/sleep-apnea-devices-market). Additionally, and only if other therapies haven’t been effective, surgery can be considered.

Our THX-110 Solution for OSA

In October 2017, we signed an agreement with Assuta to conduct a Phase IIa, sponsor-initiated trial for the treatment of OSA THX-110. The study was completed in November 2019.

Within the THX-110 platform, we completed a proof of concept, single arm, open label, phase IIa trial for OSA titled “Examining the Efficacy of a Therapeutic Combination of Dronabinol (synthetic ∆9-tetrahydracannabinol) and Palmitoylethanolamide for Obstructive Sleep Apnea.” The study was conducted under the leadership of Prof. Yaron Dagan, head of the Sleep Medicine Institute at Assuta. Patients with a confirmed OSA diagnosis received one daily treatment, each day for 30 days, of THX-110 via oral administration, which was followed-up for a period of 30 days, with the primary efficacy endpoint evaluating a significant change in the AHI, which assesses the quality of sleep before and after treatment, as well as safety of the treatment. Secondary efficacy measurements include a change in blood oxidation index before and after the treatment, improvement in quality assessment index, improvement in fatigue and sleepiness based on the Epworth Sleepiness Scale index.

The top line results for this study showed that of the 10 patients recruited into the study, nine patients completed the study and one dropped out of the study due to a treatment associated adverse event (dizziness). Among the remaining nine patients, 55% demonstrated significant improvement in AHI values (t-test; AHI mean difference 0.013, p<0.05), where average baseline (AHI: 24.2 +/- 5.0) dropped to endpoint (AHI: 11.2 +/- 6.8), marking a reduction of around 54%. Two patients reported mild side effects which were resolved, when the dosages of THC were reduced to 5mg/day. In general, THX-110 therapy was well tolerated and exhibited no serious adverse events.

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

Our CannAmide™ Anti-Inflammatory and Chronic Pain Solution

In July 2019, we announced the issuance of a product license for our proprietary PEA oral tablet CannAmide™ by Health Canada’s Natural and Non-prescription Health Products Directorate, or the NNHPD, for the recommended use as an anti-inflammatory and to help relieve chronic pain. This license was issued by the NNHPD under the authority of the Natural Health Products Regulations. Dosage form of the described natural health product is tablets composed of 400mg PEA with a recommended dose of one tablet three times a day.

Chronic pain is estimated to affect 38% of people worldwide, and according to an analysis by the World Health Organization, half of the most prevalent conditions responsible for living with disability is characterized by the presence of different kinds of pain. With the NNHPD license, we are able to offer crucial and improved access to safe and beneficial non-opiate pain management products.

CannAmide™ is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or no abuse liability. Although numerous clinical trials have shown the favorable effect of PEA as an analgesic agent it has low solubility.

Other Programs

Cannabis and cannabinoids have great therapeutic potential and have been used for years for medicinal purposes. For example, cannabis and cannabinoids are being used to improve the quality of life of patients with numerous and diverse indications (oncological patients, chronic pain conditions, etc.). We believe that the novel approaches and unique mechanism of action of our proprietary technology platforms, including our drug delivery systems and unique combination and specific dosages, may be expanded to treat additional diseases and unmet medical needs. We have an additional program based on the “entourage effect” that we call Respectrum, with our product candidate THX-210 which is a proprietary novel preparation candidate containing non-psychoactive CBD and CannAmide™. THX-210 is intended for the treatment of ASD and epilepsy.

In the future, we may consider expanding our pipeline to include these additional indications.

Intellectual Property

Our intellectual property portfolio comprises three granted U.S. patents and pending patent applications in six families, of which four families are currently international PCT applications or PCT applications that have entered the national phase. Of this portfolio, we have exclusively licensed one granted U.S. patent from Dekel and one patent family from Yissum.

Internally Developed Patent Applications

In April 2015, we filed a provisional application with the USPTO for combinations of cannabinoids, n-acylethanolamines, and inhibitors of n-acylethanolamine degradation, which, in April 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., European Patent Office, or EPO, Israel, Australia, Canada, China and Japan. The technology is directed to utilizing the potentiating effect of n-acylethanolamines on cannabinoids for any cannabinoid amenable indication, including but not limited to analgesia and Tourette syndrome. The 20 year term of any patent issuing from this application would expire in April 2036.

In May 2015, we filed a provisional application with the USPTO for combinations of opioids, n-acylethanolamines, and inhibitors of n-acylethanolamines degradation, which, in May 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to potentiating effect of N-acylethanolamines on opioids for opioid amenable indications. The 20 year term of any patent issuing from this application would expire in May 2036.

In July 2016, we filed a provisional application with the USPTO for the use of cannabinoids for potentiating the efficacy of antibiotics, which in July 2017 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada, and China. The 20 year term of any patent issuing from this application would expire in July 2037.

In January 2018, we filed a provisional application with the USPTO directed to methods of treating OSA, which in January 2019 was converted into an international PCT application. The 20 year term of any patent issuing from this application would expire in January 2039.

In April 2019, we filed a provisional application with the USPTO directed to compositions and methods for potentiating derivatives of 4-aminophenols.

In May 2019, we filed a provisional application with the USPTO directed to methods for maintaining microvascular integrity.

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

In-Licensed Patents and Patent Applications

In May 2015, we entered into an exclusive, irrevocable, worldwide license agreement with Dekel for certain technology and one granted U.S. patent related to compositions and methods for treating inflammatory disorders. The agreement became effective in August 2015 immediately after we and Dekel entered into an amendment to the license agreement. Pursuant to the license agreement, we granted Dekel an option to purchase 3,876,000 of our Ordinary Shares at an exercise price of NIS 0.5 per share, exercisable for 90 days. The option was fully exercised as of November 2015. We also granted Dekel an additional option to purchase 11,926,154 of our Ordinary Shares at an exercise price of NIS 0.65 per share, exercisable for 12 months. As of the date of this Annual Report, 65% of the second option (representing options to purchase 7,760,256 Ordinary Shares) has been exercised, for aggregate consideration of NIS 5 million, and the remainder of the option has expired. Pursuant to the license agreement, in May 2016 we issued Dekel 200,000 of our Ordinary Shares at a price per share of NIS 0.5 on account of future royalty payments. This upfront payment of shares on account of future royalty payments was originally a pre-condition for the closing of the agreement and was subject to the TASE’s prior approval. This pre-condition was subsequently forfeited by Dekel under the first amendment of the license agreement, to enable the agreement to enter into effect even prior to TASE approval, which was eventually obtained later on. Also, pursuant to the license agreement, we are obligated to pay Dekel fees based on specific milestones and royalties upon commercialization. The milestone payments include: (i) $25,000 upon the successful completion of preclinical trials (which milestone was met in November 2016, resulting in this payment becoming due, and which was paid in March 2017); (ii) $75,000 upon the successful completion of a Phase I/IIa trial (which was paid in April 2018); and (iii) $75,000 upon the earlier of generating net revenues of at least $200,000 from the commercialization of the technology or the approval of the FDA / the EMA of a drug based on the licensed assets. In each case, and subject to our discretion, the respective milestone payments are payable in cash or equity based on a price per Ordinary Share of NIS 0.5. The royalty payments are 8% for commercialization and 35% pursuant to a sub-license of the licensed assets. The patent expiration dates of any patents maturing from this application would likely be 2029.

On July 14, 2019, we entered into an amendment to the license agreement, according to encompasses our and Dekel’s original intention to exclude certain consumer packaged goods (including, inter alia, food, beverage, cosmetics, pet products and hemp based products, which are sources of nutrients or other substances which may have a nutritional effect) from the scope of the licensed products and the field of our activity, as described in the license agreement, which intention was not reflected in the license agreement, and therefore, desired and agreed to amend the license agreement to reflect the foregoing clarification, as well as certain additional less material matters as discussed in the amendment. The amendment also prescribes a specific development plan under the license agreement requiring us to invest in the licensed technology (as defined under the license agreement) formulation development and maintenance a total annual investment cap of $350,000 and for a non-compete and non-solicitation obligation by Dekel and Dr. Shmulewitz, towards our field of activity.

On July 29, 2018, we entered into an exclusive, worldwide, sublicensable, royalty-bearing license agreement with Yissum for a license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products, or the Yissum License Agreement. According to the Yissum License Agreement, we were required to pay Yissum an initial payment of $133,000, and shall pay Yissum royalties at the rates of 3% of net sales, subject to the royalty reductions as described in the Yissum License Agreement. All right, title and interest in and to the Yissum License Agreement shall vest solely in Yissum, and we shall hold and make use of the rights granted. All rights in the development results shall be solely owned by us, except to the extent that an employee of the Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by us and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically include in the Yissum License Agreements.

As of June 14, 2020, we have not paid Yissum the initial payment of $133,000. Accordingly, we are in breach of the license agreement. Should Yissum exercise such a termination right, we would lose our right to the intellectual property under the respective license agreement related to our THX-160 product candidate.

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

Sales and Transfer of Intellectual Property Assets

In June 2016, we entered into a share transfer agreement with our former subsidiary, Orimmune, and Karma Link. According to the agreement, we agreed to sell our interests in Orimmune Karma Link, and also use our best efforts to transfer to and assign Orimmune our rights in the Anti-CD3 technology (which was in-licensed by us during 2010 from Hadasit, and certain internally developed assets and technology relating thereto), and also assist in obtaining all the necessary approvals for such technology transfer (including from Hadasit, but without undertaking a commitment for the technology transfer, which required Hadasit’s pre-approval).

During May 2017, we entered into the Amendment with Karma Link and Orimmune, pursuant to which the parties acknowledged that our discussions with Hadasit regarding the possibility of assigning the license to Orimmune, as contemplated in the transfer agreement, had yet to mature into an agreement with Hadasit, due to Hadasit’s objection to the proposed assignment. We agreed to bear certain fees expenses related to the license incurred prior to the date hereof in the amount of $60,000, which were paid to Orimmune. In addition, during a period of six months commencing as of the date of the amendment, we agreed to bear certain additional fees and expenses related to the license. It was determined that such additional amounts will not exceed $15,000, with such additional fees and expenses to be coordinated with our approval in advance. In consideration for such participation by us, it was agreed to increase the percentages of the predetermined rate. Although failure to complete the assignment will not constitute a breach of the agreement by us, such failure may obligate us to decide whether to continue with the program (including continuing the search for other potential collaborators for the assignment of the license) or to abandon the license pursuant to the provisions of the original license agreement with Hadasit. In either of such events, we may bear certain payments and liabilities to third parties including the IIA.

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

On December 13, 2018, an additional amendment to the transfer agreement was signed, or the Additional Amendment, between us, Karma Link and Orimmune, under which the parties acknowledged that despite our efforts and assistance in the discussions with Hadasit regarding the possibility of assigning the license to Orimmune, Orimmune chose not to enter into an agreement with Hadasit. Under that Additional Amendment, it was agreed that Orimmune (and Karma Link) will be assigned certain rights in IP related to the licensed technology owned by us, subject to certain conditions precedent which were still not met as of December 31, 2019.

On May 18, 2020, we closed on the Joint Venture Transaction. As part of the Joint Venture Transaction, we transferred to Evero, our subsidiary, our THX-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Syndros, an orally administered liquid formulation of dronabinol, Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, we are aware of multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes and Prader-Willi syndrome. Zynerba is developing a transdermal formulation of cannabidiol, and Nemus is focused on the discovery, development and commercialization of cannabis therapeutics.

In addition, GW develops a CBDV based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy, glioblastoma and schizophrenia. Zynerba is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies. In addition, Zynerba is currently developing a transdermal formulation of pro-drug of THC for neuropsychiatric disorders including Tourette syndrome. Nemus is focused on the discovery, development and commercialization of cannabis therapeutics. Corbus Pharmaceuticals is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus.

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

The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee; the fee in the fiscal year 2018 is $2,421,495.

The FDA has 60 or 74 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug product candidates are reviewed within 10 to 12 months, while most applications for priority review drugs are reviewed in six months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for THX-110 for the treatment of Tourette syndrome. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of Tourette syndrome in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of Tourette syndrome with THX-110 mainly through the preliminary results of ongoing clinical trials, suggesting that THX-110 may provide benefit in treating Tourette syndrome. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe Tourette’s patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe Tourette syndrome sub-group population only rather than the entire population. We are currently working on providing additional prevalence estimates in a hope to meet the FDA’s requirements. There is no assurance that we will successfully obtain orphan drug designation for Tourette syndrome, although we believe that we can provide adequate data to address all issues raised by the FDA.

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

Controlled Substances

The active ingredient in our product candidate THX-110 is a Schedule I controlled substance. The CSA and its implementing regulations establish a “closed system” of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the U.S. DEA. The DEA is the federal agency responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

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

Grants from the IIA

Our research and development efforts mainly with respect to our past activities (with respect to immunotherapy programs such as the Anti-CD3) were financed in part through royalty-bearing grants from the IIA. As of December 31, 2019, we had received the aggregate amount of approximately $4.1 million from the IIA for the development of these programs, which have since been sold. With respect to such grants we are committed to pay certain royalties up to an aggregate amount of approximately $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how inside or outside of Israel, and the transfer outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

C.	Organizational Structure

Brain Bright Ltd. is an inactive wholly-owned subsidiary. In addition, following the Joint Venture Transaction, Evero, previously a wholly-owned inactive subsidiary, became an active subsidiary, in which we retained control of 85% of its issued and outstanding share capital.

In addition, we own approximately 27% of Lara Pharm Ltd., a private company engaged in the field of medical cannabis and developing a formulation based on synthetic cannabinoids, for the provision through an inhaler.

D.	Property, Plants and Equipment

Our offices are located at 4 Ariel Sharon Street, HaShahar Tower, 16th Floor, Givatayim 5320047, Israel, where we currently occupy approximately 1,800 square feet. We lease our facilities and our lease ends on July 10, 2020. Our current monthly rent payment is NIS 19,500 (approximately $5,500).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business. However, we are currently assessing our future needs and have not renewed our lease as of the date hereof.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this Annual Report. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2017 can be found in our Annual Report for the fiscal year ended December 31, 2018, filed with the SEC on May 15, 2019.

The following financial data in this narrative are expressed in thousands, except for share and per share data or as otherwise noted.

A.	Operating Results

We have not generated any revenues since our inception.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of December 31, 2019, we had an accumulated deficit of approximately $51,700. Our operating activities are described below under “Operating Expenses.”

Operating Expenses

Our current operating expenses consist of two components — research and development expenses and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, consulting and subcontractor expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	December 31,
	2019	2018
Wages and related expenses	435	667
Share-based payments	165	109
Clinical studies	240	692
Research and preclinical studies	277	593
Chemistry and formulations	85	54
Regulatory, professional and other expenses	437	595
	1,639	2,710

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

The following table discloses the breakdown of general and administrative expenses:

	December 31,
	2019	2018
Wages and related expenses	382	761
Share-based payment	388	495
Professional and directors’ fees	1,065	1,154
Investor relations and business expenses	63	368
Office maintenance, rent and other expenses	72	198
Regulatory expenses	112	72
Business development expenses	387	1,323
Total	2,469	4,371

Comparison of the year ended December 31, 2019 to the year ended December 31, 2018

Results of Operations

	December 31,
	2019	2018
Research and development expenses	1,639	2,710
General and administrative expenses	2,469	4,371
Other expense (income), net	-	160
Operating loss	4,108	7,241
Financial expense (income), net	371	(707)
Loss from discontinued operations, net	207	2,415
Net loss	4,686	8,949
Net loss attributable to holders of Ordinary Shares	4,686	8,523

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2019 amounted to $1,639, representing a decrease of $1,071, or 39%, compared to $2,710 for the year ended December 31, 2018. The decrease was primarily attributable to a decrease of $920 in clinical, preclinical studies and regulatory and other expenses, reflecting the ending of clinical and preclinical studies that were initiated in previous years and therefore a decrease in regulatory and other expenses. In addition, we did not initiate new clinical studies during the year ended December 31, 2019, thereby limiting our research and development expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $2,469 for the year ended December 31, 2019, representing a decrease of $1,902, or 44%, compared to $4,371 for the year ended December 31, 2018 (net of loss from discontinued operations). The decrease resulted primarily from a decrease of $937 in business development, a decrease of $379 in wages and related expenses reflecting our efforts to reduce these expenses and a decrease of $305 in investor relations and business expenses.

Operating Loss

Our operating loss for the year ended December 31, 2019 was $4,108, representing a decrease of $3,133, or 43%, as compared to an operating loss of $7,241 for the year ended December 31, 2018.

Financial Expense and Income

Financial expense and income consist of exchange rate differences, bank fees, loans interest and other transactional costs.

We recognized financial income, for the year ended December 31, 2019 of $305, representing a change of $523, as compared to financial income net of $828 for the year ended December 31, 2018. The change was primarily due to changes in the fair value of financial instruments and exchange rate valuation losses on dollar balances.

We recognized financial expense, for the year ended December 31, 2019 of $676, representing a change of $555, as compared to financial expenses net of $121 for the year ended December 31, 2018. The increase was primarily due to finance expenses related to the Debentures (as such term is defined in this Annual Report) and expenses related to issuance of warrants that we conducted in April.

Discontinued Operations, Net

Our loss from discontinued operations, net totaled $207 for the year ended December 31, 2019. On March 26, 2019, due in part to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, our board of directors resolved that THR will commence a liquidation process of its assets, a process which ended on June 27, 2019, with the confirmation of THR dissolution by submitting all documents required by law. Since April 2019, THR has had no employees and all business operations have been discontinued. Accordingly, we presented all profit or loss results relevant to THR for the year ended on December 31, 2019, as loss from discontinued operations, net. Also, as of June 27, 2019, THR had no assets or liabilities and recorded an income in the amount of $616 (THR recorded a loss of $2,400 during the period since consolidation on October 3, 2018, up until December 31, 2018).

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2019 was $4,686, representing a decrease of $4,548, or 97%, as compared to $9,234 for the year ended December 31, 2018.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 and the significant accounting judgments, estimates and assumptions used in the preparation of the financial statements in Note 3 to our financial statements for the year ended December 31, 2019. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Overview

Since our inception in 2004, and through December 31, 2019, we have funded our operations principally with $45,635 from the issuance of Ordinary Shares (including ADSs) and warrants. As of December 31, 2019, we had $870 in cash, and an additional amount of $10 in short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	December 31,
	2019	2018
Operating activities	(4,696)	(7,132)

Investing activities	1,268	(2,094)

Financing activities	2,804	1,536

Effect of exchange rate changes on cash	9	(20)

Net increase (decrease) in cash and cash equivalents(*)	(615)	(7,710)

(*) During the year ended December 31, 2019, we did not have any cash equivalents.

Operating Activities

Net cash used in operating activities was $4,696 during 2019 in comparison $7,132 during 2018. The decrease of $2,409 was primarily attributable to a decrease in research and development and general and administrative expenses.

Investing Activities

Net cash provided by investing activities of $1,268 during the year ended December 31, 2019 primarily reflected the sale of property and equipment and repayment of convertible loan in the 2019 period.

Net cash used in investing activities of $2,094 during the year ended December 31, 2018 primarily reflected the issuance of convertible loans to Cure Pharmaceutical Holding Corp, or Cure and an investment in THR.

On April 17, 2018, we lent Cure an amount of $500, or the Cure Loan, in a convertible loan agreement. According to the convertible loan agreement, we had the option to instruct Cure, prior to the maturity date of the loan, to repay the loan amount together with all interest accrued thereon. On December 31, 2018, we instructed Cure to repay the loan (with the accrued interest) on the maturity date. The Cure Loan was fully repaid, including interest, on April 30, 2019, and the convertible loan agreement was terminated with no further effect.

During 2018 and 2019, we lent THR approximately $2,450 in THR, through convertible loans. On October 3, 2018, we converted an aggregate of approximately $1,630 of convertible loans issued and, as a result of the conversion and other non-cash startup expenses previously provided to THR, we obtained an equity ownership interest of 82.36% in THR. On June 27, 2019, following the finalization of THR’s dissolution, we deconsolidated THR from our financial statements.

Financing Activities

Net cash provided by financing activities of $2,804 in the year ended December 31, 2019 consisted $2,898 of net proceeds from the issuance of share capital and warrants.

Net cash provided by financing activities of $1,536 in the year ended December 31, 2018 consisted mainly of $1,481 of net proceeds from the issuance of convertible debentures.

On November 23, 2018, we entered into a securities purchase agreement and a registration rights agreement with YA II PN Ltd., or YA II PN, a fund managed by Yorkville Advisors Global L.P., for the sale in a private placement of up to $2,500 in principal amount of unsecured convertible debentures, or the Debentures. Interest on the Debentures will accrue at a rate of 5% per annum and is payable upon the maturity date of the Debentures, being 12 months from the issuance of each Debenture. The first tranche of $1.5 million of the Debentures was issued on November 23, 2018, and YA II PN received 9,171 ADSs as a commitment fee. The outstanding principal, together with accrued and unpaid interest, will be convertible, at the option of the YA II PN, into ADSs at 95% of the lowest daily volume weighted average price during the five consecutive trading days, immediately preceding the conversion date. On March 14, 2019, an amendment to the securities purchase agreement was signed due to the fact that we did not comply with certain abovementioned conditions and accordingly deemed to be in default by YA II PN. According to the amendment, YA II PN agreed to waive the requirements under the securities purchase agreement and as such, we are not in default pursuant to the terms of the securities purchase agreement. In addition, we and YA II PN mutually agreed to waive any and all requirements to hold a second closing or third closing. During July, August and September 2019, YA II PN converted an aggregate of $1,250 of the principal outstanding. As of the date of this Annual Report, there is no outstanding debt under the Debenture, after paying YA II PN approximately $250 in exchange of YA II PN participating in the April 2019 fundraising described below and the conversion of all outstanding debt under the Debenture.

On April 1, 2019, we issued 642,853 ADSs to certain institutional investors, at a purchase price of $3.50 per ADS in a registered direct offering, and warrants to purchase up to 482,139 ADSs with an exercise price of $3.50 per ADS, in a concurrent private placement. The total gross proceeds to us from this offering were $2,250.

On December 6, 2019, we sold 1,000,000 ADSs to certain institutional investors, at a purchase price of $1.25 per ADS in a registered direct offering. The total gross proceeds to us from this offering were $1,250.

Subsequent to the year ended December 31, 2019, we conducted the following additional financing activities, or the 2020 Financings.

On January 15, 2020, we entered into a bridge loan agreement, or the bridge loan, with a third party, in which the third party lent us $50, or the Bridge Loan Amount. On April 17, 2020, the Bridge Loan Amount was fully repaid by us, including interest, in the amount of $2.00. Accordingly, the Bridge Loan was terminated with no further effect.

On March 19, 2020, we entered into a securities purchase agreement with our Executive Chairman, pursuant to which we issued convertible promissory notes, or the Notes, with an aggregate original principal amount of approximately $350 at an aggregate purchase price of $315 in several tranches, spread across a 12 month period, or the Note Offering. Pursuant to the Note Offering, we issued the purchaser a warrant to purchase up to 314,285 ADSs and an additional 40,000 ADSs. As of the date of this Annual Report, we have only closed on the initial tranche of the Note Offering in the principal amount of $220 at a purchase price of $198.

On April 3, 2020, we closed on a public offering, or the April 2020 Offering, of 4,166,668 units, with each unit consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one series B warrant to purchase one ADS. The total gross proceeds to us from this offering were $1,200.

In connection with the Joint Venture Transaction, on May 18, 2020, we issued to Capital Point a warrant, or the Capital Point Warrant, to purchase $340 of ADSs. Pursuant to the terms of the Capital Point Warrant, the exercise price per ADS is equal to the closing price of our ADSs on the trading day on which the notice of exercise is actually received by us, and shall be paid by transferring to us a duly executed share transfer deed for such number of ordinary shares of Evero, where each ordinary share of Evero shall be valued at $35.50. The Capital Point Warrant is exercisable for 12 months starting from May 15, 2021.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs as well as exercises of warrants and options to purchase Ordinary Shares or ADSs, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of product candidates and we do not expect to generate revenues from sale of our product candidates in the next few years.

As of December 31, 2019, our cash, including short-term bank deposits, was $880. Following the 2020 Financings, as of June 9, 2020, our cash, including short-term bank deposits, was $299.

We believe that our existing cash resources will not be sufficient to finance our operating activities in the foreseeable future; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. If we do seek to raise additional capital, there can be no guarantee or assurance that we will be successful in raising such additional capital or that the term of such capital raise will be on terms favorable to us. In addition, as we continue to assess the effects of COVID-19, we do believe that it is possible that the COVID-19 pandemic may make financing opportunities scarcer or more difficult.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional financing sooner than planned. For example, as a result of COVID-19, we have taken action to reduce our operating expenses in the short term. As part of the cut to our operating expenses, our Executive Chairman, Chief Executive Officer and Chief Financial Officer agreed to delay the payment of a portion of their salaries for a period of three month, or, until we see a substantial improvement in our cash flow position and/or we succeed in securing significant funds. In addition, our Chief Technologies Officer has been on temporary unpaid leave since May 2020, further enabling us to reduce our operating expenses during the COVID-19 pandemic. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, as a result of the potential proxy contest with L.I.A., we may require the use of additional cash in excess of what we had projected for the near-term. In addition to COVID-19 and the potential proxy contest, our future capital requirements will depend on many factors, including:

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

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings (such as our March 2017, April 2019, December 2019 and April 2020 Offerings of ADSs and/or warrants). We cannot be certain that additional funding will be available to us on acceptable terms, if at all. In addition, although we were able to raise financing in April 2020 Offering, which was during the COVID-19 pandemic, there can be no assurance that we are able to raise financing again while the COVID-19 pandemic is ongoing. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

On May 23, 2019, we received a written notification from Nasdaq’s Listing Qualifications Department of notifying us that Nasdaq has determined that we were not in compliance with the Stockholders’ Equity Requirement. Following the closings of the Joint Venture Transaction and the April 2020 Offering, we believe that we have regained compliance with the Stockholders’ Equity Requirement. We are diligently working to evidence compliance with the Stockholders’ Equity Requirement; however, there can be no assurance that we will be able to do demonstrate compliance with the Stockholders’ Equity Requirement, and in such event, we may be promptly delisted from Nasdaq.

Effective April 16, 2020, in response to the COVID-19 pandemic, and the resulting related market conditions, Nasdaq has elected to provide temporary relief from the Bid Price Rule and the Price-Based Requirements, by tolling compliance through the Tolling Period. As a result, companies presently in compliance periods for any Price-Based Requirements, will remain at that same stage of the process immediately after the Tolling Period, starting July 1, 2020.

Accordingly, upon reinstatement of the Price-Based Requirements, we will have until November 5, 2020, to regain compliance with the Bid Price Rule. In order to evidence compliance with the Bid Price Rule, we must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days (at any time, during or after the Tolling Period).

We are diligently working to evidence compliance with both the Bid Price Rule and Stockholders’ Equity Requirement; however, there can be no assurance that we will be able to do demonstrate compliance and satisfy Nasdaq’s conditions for continued listing.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2019:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
License and contractual agreements (1-3)	1,039	204	835	-	-
Facility (4)	23	23	-	-	-

(1)	As of December 31, 2019, we had contractual obligations with respect to (1) clinical investigation and laboratory services contract with Hannover Medical School to conduct a phase IIb clinical trial, in the amount of $835, (2) a license technology agreement with Yissum in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products in the amount of $129, (3) a milestone pursuant to the license agreement with Dekel in the amount of $75 once it has been achieved upon the successful completion of a Phase IIa clinical trial, and (4) our lease agreement with a third party for an area of approximately 2,153 square feet, in the amount of $23.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of June 14, 2020:

Name	Age	Position
Dr. Ascher Shmulewitz	63	Executive Chairman of the Board of Directors
Gilad Bar-Lev	44	Chief Executive Officer, Director
Oz Adler	33	Chief Financial Officer
Dr. Adi Zuloff-Shani	50	Chief Technologies Officer
Stephen M. Simes (1) (2) (3)	67	Director
Todd Violette (1) (2) (3)	50	Director
Prof. Ari Shamiss (1) (2) (3)	62	Director
Arye Weber (3)	71	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director (as determined by our Board of Directors, pursuant to the definition prescribed to such term under Nasdaq Stock Market rules)

Dr. Ascher Shmulewitz has served as our Executive Chairman since January 2014 and on our Board of Directors since February 2013 and was appointed our interim Chief Executive Officer in November 2017 and served in that capacity until May 6, 2020. Dr. Shmulewitz is an inventor, investor and serial entrepreneur in biomedical technologies. Dr. Shmulewitz has founded and invested in over two dozen life science companies including NeoVision Corp, Labcoat Medical Ltd., Arteria Corp., Circulation Inc. and X-Cardia Inc., and has led multiple of these companies to successful exits, including through merger and acquisition transactions with large medical device companies. Dr. Shmulewitz has vast experience in the venture capital arena as an investor, manager and entrepreneur in dozens of companies and ventures. In 1995, Dr. Shmulewitz co-founded San Francisco Science and the Incumed Group, companies that provide seed funding, and is the founder of Medgenesis Partners Ltd., an Israeli private investment firm and incubator that has invested in over a dozen ventures. Dr. Shmulewitz previously held senior executive positions at Advanced Technology Laboratories Inc. (from 1988 to 1992). Dr. Shmulewitz received an M.D. degree from The Technion Medical School and a Ph.D. degree in Engineering from Tel Aviv University, Israel.

Mr. Gilad Bar-Lev has served on our Board of Directors since February 2020 and was appointed our Chief Executive Officer on May 6, 2020. From 2012 to 2015, Mr. Bar-Lev served as managing partner of ITCI SPRTN Ltd., a self-owned company specializing in developing strategies in publicly traded securities, and prior to that, he served as Chief Executive Officer of Carnie Capital Ltd., a private global investment fund. Mr. Bar-Lev also served as an executive director, serving on the Investment Committee, of Hadas Arazim Group, a holding company controlling Hadas Arazim Investment House, an Israeli asset management company. Mr. Bar-Lev holds a B.A. degree in Economics and Finance from Saint Francis College, New York, where he received a Presidential Scholarship and graduated Summa Cum Laude.

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

Dr. Adi Zuloff-Shani has served as our Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 15 years of experience as a research and development executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (Nasdaq: “MCUR”) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.

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

Mr. Todd Violette has served on our Board of Directors since February 2020. Mr. Violette has served as the president, chief executive officer and director of Tide Pool Ventures Corporation since November 2013. In addition, Mr. Violette has served as chief financial officer, interim chief executive officer and director for the East West Pharma Group since July 2019, and as the chief executive officer and director for Appyea Inc. since February 2020. Mr. Violette has a B.A. from University of Maryland in Behavioral Sciences.

Prof. Ari Shamiss has served on our Board of Directors since May 2020. Prof. Shamiss has served as the chief executive officer of Assuta Medical Centers, the largest private hospital network in Israel, and consists of eight hospitals and medical centers, since September 2016. Prof. Shamiss was the Director of Sheba General Hospital at Tel Hashomer for 10 years ending in August 2016, and is a co-founder of ALiVe Ventures (ALiVe), a private investment fund. Prof. Shamiss, is also a board member and advisory at numerous high-tech companies, including BATM Advanced Technologies (LSE, TASE: BVC), and is involved in numerous global business projects in healthcare technology and infrastructure. Prof. Shamiss holds an M.D. from the Technion Institute and an M.P.A. from Harvard University. He is certified in internal medicine, hypertension and healthcare management and he is a Professor of Medicine and Vice Dean at Ben Gurion University School of Medicine. Prof. Shamiss was the Surgeon General for the Israel Air Force (Col. Ret.) and the Director of its Aeromedical Institute. Prof. Shamiss is a graduate in excellence of the U.S. Navy Aerospace Medical Institute.

Mr. Arye Weber has served on our Board of Directors since May 2020. Mr. Weber has been the chairman and chief executive officer of Scorpio Investments Ltd. since founding the company in 2001. Mr. Weber was also the chief executive officer and chairman of the board of Aloni Meitar Ltd. from 2006 to 2009 and prior to that served as chairman of the board of directors of Invantek Investment from 2004 to 2008. Mr. Weber currently serves as a board member for numerous public companies, including Sunny Cellular Communications Ltd. (TASE: SNCM) since 2012, Kitov (Nasdaq, TASE: KTOV) since 2016 and Capital Points Investments (TASE: CPTP) since 2014. Mr. Weber also served in various positions in investments and securities departments at Mizrachi Tefahot Bank from 1989 through 2002, and holds an M.B.A. in Economics and Finance from Kharkiv National University of Economics in Ukraine.

Scientific Advisory Board

We have a Scientific Advisory Board of eleven researchers in the field(s) of: psychiatry, Tourette syndrome, neurology, Alzheimer’s, psychology and pediatrics, neurobiology, pharmacology, organic and medicinal chemistry, cannabinoids and drug discovery. We consult with the members of our Scientific Advisory Board on a regular basis.

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

Dr. Yossi Tam received his B.Med.Sc., M.Sc., Ph.D. and D.M.D. from the Hebrew University of Jerusalem. Dr. Tam did his postdoctoral training at the National Institutes of Health (NIH), and in 2011, became a staff scientist at the NIH. In June 2014, Dr. Tam moved to the Hebrew University of Jerusalem, where he heads the Obesity and Metabolism Laboratory at the Institute for Drug Research, and focuses on targeting the endocannabinoid (eCB) system for Obesity, Diabetes and the metabolic syndrome. Dr. Tam also serves as the Director of the Hebrew University’s Multidisciplinary Center on Cannabinoid Research and a Scientific Advisory Board Member of several biotech companies, which develop a portfolio of non-psychoactive cannabinoid and cannabinoid modulating medicines for unmet market needs. Dr. Tam won major national and international grants, and authored over 40 peer-reviewed papers in leading journals, and two book chapters. Having a clinical background with basic science training, Dr. Tam has always been interested in how science can directly improve people’s everyday lives. Thus, he has strived unceasingly to integrate his clinical curiosity and experimental knowledge, in order to deepen the understanding of clinically relevant research questions.

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

Prof. Saoirse O’Sullivan, PhD received her doctorate from Trinity College Dublin in 2001 and moved to the University of Nottingham in 2002 as a Research fellow where she began researching cannabinoid pharmacology. She was made Lecturer in 2007 and Associate Professor in 2011. Prof. O’Sullivan has over 26 original research articles, six reviews and three books chapters on the topic of cannabinoid pharmacology, with specific interests on the cardiovascular and gastrointestinal effects of cannabinoids and therapeutic potential of cannabis-based medicines. Prof. O’Sullivan’s research methodologies span from cellular and animal models to human healthy volunteer studies and early phase clinical trials. In 2016, Prof. O’Sullivan was named the International Cannabinoid Research Society Young Investigator of the year. In 2017, Prof. O’Sullivan started her own consulting company, CanPharma Consulting.

Dr. Mellar P. Davis, MD, FCCP FAAHPM is a member of the Palliative Care Department, and Section Head, Geisinger Medical System Danville, PA. He has been a member of the Geisinger Medical Staff since August 2016. In his role as Section Head, Dr. Davis is responsible for developing palliative care services throughout the Geisinger Medical System including outpatient and inpatient services. In addition, Dr. Davis works with the Geisinger Hospice Services to develop and coordinate care within the central region. Dr. Davis was a member of the Cleveland Clinic Palliative Care section, Taussig Cancer Institute and fellowship director until joining the Geisinger Medical System. Dr. Davis was the co-chair of the Palliative Care Study Group of the Multinational Association of Supportive Care (MASCC) and a past board member since 2010. Dr. Davis has been a Professor of Medicine in The Cleveland Clinic Lerner College of Medicine, Case Western Reserve University, since 2009 and was elected as a Fellow to the American Academy of Hospice and Palliative Medicine in 2010. Dr. Davis is Editor in Chief of Progress on Palliative Care. Dr. Davis’ present duties are as the Associate Editor in Chief of PC Fast Article Critical Summary for Clinicians in Palliative Care.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

We are not a party to, and there are no arrangements or voting agreements that we are aware of for the election of our directors and members of management.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management, as a group for the year ended December 31, 2019. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2019.

(in thousands of U.S. dollars)	Salary/ Fee and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 8 persons(*)	$896	63	$275

(*)	Includes our former directors Dr. Yafit Stark and Mr. Zohar Heiblum who resigned from their former positions as members of our board of directors on December 31, 2019, and Mr. Amit Berger and Mr. Eric So who also resigned from our board of directors on February 28, 2020.

 In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers or directors during or with respect to the year ended December 31, 2019.

Annual Compensation (in thousands of U.S. dollars)

Executive Officer	Salary/ Fee and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation (1)	Total

Dr. Ascher Shmulewitz, Executive Chairman	$333	$-	$155	$488

Dr. Adi Zuloff-Shani, Chief Technologies Officer	$205	$32	$39	$276

Oz Adler, Chief Financial Officer	$189	$31	$38	$258

Stephen Simes, Director	$34	-	$24	$58

Other directors on an individual basis (2) (*)	$135	$-	$19	$154

(1)	Share based compensation includes the cost of our non-cash share-based compensation in 2019.

(2)	Unless otherwise detailed in this table, all of our non-executive directors received the same amount of compensation for the year ended December 31, 2019.

(*)	Includes our former directors Dr. Yafit Stark and Mr. Zohar Heiblum who resigned on December 31, 2019, and Mr. Amit Berger and Mr. Eric So who resigned on February 28, 2020.

Employment and Services Agreements with Executive Officers

We have entered into written employment agreements and/or consulting agreements with each of our executive officers (including with our Executive Chairman). All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Most of these agreements are terminable by either party upon 30 days’ prior written notice. However, a longer 90 day notice period is required with respect to our Executive Chairman and each of our executive officers. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year, subject to a pre-determined target-based bonus plan, which is usually set during the first quarter of each calendar year following the recommendation of our compensation committee and the approval of our Board of Directors. The annual bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and compensation committee and approved annually by our Board of Directors that also set the bonus targets for our Chief Executive Officer and Executive Chairman.

For a description of the terms of our options and option plans, see Item 6.E. “Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, namely, our Executive Chairman Dr. Shmulewitz, and our Chief Executive Officer, Mr. Bar-Lev, we do not have written agreements with any director providing for benefits upon the termination of his/her employment with us.

C.	Board Practices

Our Board of Directors presently consists of six members. We believe that Mr. Simes, Prof. Shamiss, Mr. Weber and Mr. Violette are all currently considered “independent” for purposes of the Nasdaq Stock Market rules. Our articles of association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. Pursuant to the Companies Law, the overall planning and management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors. The terms of both our Chief Executive Officer and our Executive Chairman are currently subject to the services agreements that we have entered into with them (until May 2020 (and for the past 2.5 years), our Executive Chairman served also as our interim Chief Executive Officer), which terms were approved with the prior review and approval of our compensation committee, the Board of Directors and with respect to our Executive Chairman, also with the general meeting of our shareholders (see below regarding appointment of our Executive Chairman as our interim Chief Executive Officer for a term of three years). Pursuant to the applicable Israeli Companies Law Regulations (Reliefs for Transaction with Interested Parties), 5760-2000, and in accordance with our Compensation Policy (as such term is defined in this Annual Report), because the compensation that we pay our Chief Executive Officer is similar to that of our last Chief Executive Officer, and the compensation that we pay him will be in effect as such until approved (along with any additions or changes to the extent required) at our coming annual general meeting, we are able to pay the applicable compensation prior to the receipt of shareholder approval. All other executive officers are appointed by the Board of Directors or by our Chief Executive Officer, provided that he was authorized by the Board of Directors to do so. Their terms of employment are subject to the approval of our Board of Directors’ Compensation Committee (see “—Compensation Committee”) and of the Board of Directors (and in case the terms are not compatible with the provisions of the compensation policy, to our shareholders’ approval as well), and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, to the extent such nominations are required under applicable law (see the description of the External Directors Relief Resolution below, under “—External Directors”), and whose term is set for a one-year term, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

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

Our Board of Directors is required to elect one director to serve as the Chairman of the Board of Directors to preside at the meetings of the Board of Directors, and may also remove that director as Chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the Chairman of the Board of Directors, and a company may not (subject to a certain time-limited exemption, as described below) vest the Chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the Chairman of the Board of Directors; the Chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the Chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, and notwithstanding the foregoing, the Companies Law permits the shareholders of a company to determine, for periods not exceeding three years from each such determination, that the Chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as Chairman or be vested with the Chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least the majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Our Executive Chairman was acting as our interim Chief Executive Officer for no additional compensation, until May 2020, which appointment was approved by our shareholders at our 2017 annual general meeting, which took place on November 1, 2017).

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

Leadership Structure of the Board of Directors

In accordance with the Companies Law and our articles of association, our Board of Directors is required to appoint one of its members to serve as Chairman of the Board of Directors. Our Board of Directors has appointed Dr. Shmulewitz to serve as Chairman of the Board of Directors, and, pursuant to his services agreement, he is considered an Executive Chairman. The current terms of services of Dr. Shmulewitz as Executive Chairman were approved by our Compensation Committee, our Board of Directors and the General Meeting of our shareholders that took place on November 1, 2017. Such terms of service have not changed since approved by the General Meeting of our shareholders on such date.

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

External Directors Relief Resolution

Notwithstanding the foregoing, in accordance with the exemption available to certain Israeli public companies whose shares are traded on the Nasdaq, we chose as of April 27, 2017 and for as long the required conditions precedent are met (i.e., a company whose shares are listed on a specified stock exchange and has no controlling shareholder and in compliance with the state law in which its securities have been offered to the public or in which said securities are listed for trade, as it applies to companies incorporated in such state for the appointment of independent directors and the audit and remuneration committee members), and unless otherwise decided by our Board of Directors, not to follow the requirements of the Companies Law with regard to the appointment of “external directors” as defined in the Companies Law, and instead, we will follow the Nasdaq rules applicable to U.S. domestic companies and any other U.S. applicable rules and regulations with respect to the definition and appointment of independent directors, provided that when we appoint a director, both genders shall have representation on our Board of Directors, or the External Directors Relief Resolution. As of the date of this Annual Report, the required conditions precedent of said External Directors Relief Resolution are still satisfied, except, with regard to board representation of both genders, since the recent resignation of our female director from our Board of Directors. Our Board of Directors endeavors continually to comply with said requirement as soon as practically possible under the current circumstances and financial status of the Company.

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

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. The definition a “controlling shareholder” is deemed to include any shareholder that holds 25% or more of the voting rights in a company if no other shareholder holds more than 50% of the voting rights in the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. According to the foregoing, the Companies Law recognizes a situation where there exists a “controlling shareholder” regarding a particular matter or in relation to a particular transaction, although such shareholder would not be considered to have a controlling interest on an ongoing basis or in any other case.

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

Committees of the Board of Directors

Our Board of Directors has established two standing committees, both of which (the audit committee and the compensation committee) are mandatory (and to date comprised of the same members and combined into one functional committee which resides as a unified committee). In addition, occasionally our Board of Directors may form sub-committees for certain matters on an ad hoc basis, such as a pricing committee or a nomination and corporate governance committee, with advisory powers only, operating under a framework and guidelines as outlined and defined in advance by our Board of Directors.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. Notwithstanding the foregoing, and as part of the External Directors Relief Resolution, in accordance with the exemption available to certain Israeli public companies whose shares are traded on Nasdaq, we chose as of April 27, 2017 and for as long the required conditions precedent are met (unless otherwise decided by our Board of Directors), not to follow the requirements of the Companies Law with regard to the composition of the audit committee (with respect to directorship of external directors) as provided for under the Companies Law, and instead, we will follow the Nasdaq rules applicable to U.S. domestic companies with respect to the appointment and composition of the audit committee.

In addition, in practice, the provisions of our articles of association referring to the audit committee according to Israeli law should be referred to and read based on the abovementioned exemption for as long as the External Directors Relief Resolution is in effect.

Our audit committee, acting in compliance with and subject to the provision of the Companies Law and pursuant to a written charter, is currently comprised of Mr. Simes (chair), Mr. Mr. Violette and Prof. Shamiss.

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the Board of Directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “—Approval of Related Party Transactions under Israeli Law”);

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor;

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees;

●	determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see “—Approval of Related Party Transactions Under Israeli Law”);

●	deciding whether to approve and to establish the approval process (including by tender or other competitive proceedings) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

●	determining the process of approving of transactions that are not negligible, including determining the types of transactions that will be subject to the approval of the audit committee.

We have adopted an audit committee charter setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law which may apply in connection with the External Directors Relief Resolution), including, among others, the following:

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

As noted above, currently the members of our audit committee include Mr. Simes, Mr. Violette and Prof. Shamis. All of the members of our audit committee are “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Simes serves as the Chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our Board of Directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (if any), who must constitute a majority of the members of the compensation committee, and one of whom must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the Nasdaq Stock Market, and who do not have a shareholder holding 25% or more of the company’s share capital, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. In accordance with the exemption available to certain Israeli public companies, whose shares are traded on Nasdaq, and as part of the External Directors Relief Resolution, we chose as of April 27, 2017 and for as long the required conditions precedent are met (unless otherwise decided by our Board of Directors), not to follow the requirements of the Companies Law with regard to the composition of and the legal quorum required for the discussion and adoption of resolution by the compensation committee (with respect to directorship of external directors) as provided for under the Companies Law, and instead, we will follow the Nasdaq rules applicable to U.S. domestic companies with respect to the appointment and composition of the compensation committee.

In addition, in practice, the provisions of our articles of association referring to the compensation committee according to Israeli law should be referred to and read based on the abovementioned exemption for as long as the External Directors Relief Resolution is in effect.

Our compensation committee is acting in compliance with and subject to the provisions of the Companies Law and pursuant to a written charter, and consists of Mr. Simes (chair), Mr. Violette and Prof. Shamiss, each of whom is “independent,” as such term is defined under the Nasdaq Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association (insofar as the provisions of our articles of association referring to the compensation committee according to Israeli law should be referred to and read based on said exemption), on all aspects referring to its independence, authorities and practice.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a Compensation Policy. The Compensation Policy must be adopted by the company’s Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy is then brought for approval by our shareholders and is subject to special majority requirements. On January 15, 2020, our shareholders approved our updated Compensation Policy, which unless amended or restated, shall remain in effect until January 15, 2023.

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

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulation applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. See “—External Directors.”

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

On January 15, 2020, we have approved a six-year framework, where, among others, the yearly premium will not exceed the sum of $1,500,000 (allowing an annual increase of 15%), with a liability limit of up to $40,000,000 per event per annum, and additional side A DIC liability limit of up to $10,000,000, and including an 84 months run-off insurance under reasonable customary terms, and an annual increase of the foregoing parameters of no more than 10%. In addition, we have a similar insurance framework included and in effect under our compensation policy.

We currently have a run-off liability insurance, starting as of December 31, 2019, for period of 3 years, covering for our former directors and officers who served until that date, and also an on-going liability insurance as of January 1, 2020, providing total coverage of $10,000,000 per claim and in the aggregate for the benefit of all of our directors and officers and company coverage for securities claim.

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

As of December 31, 2019, we had three members of senior management (including our Executive Chairman who then served as our Interim Chief Executive Officer), all of whom were full-time employees. As of June 14, 2020, we have four members of senior management, our Executive Chairman, Chief Executive Officer, Chief Financial Officer and Chief Technologies Officer (the latter of which is currently on temporary unpaid leave).

In addition to our senior management, as of December 31, 2019 we had five other full-time employees, all located in Israel. As of June 14, 2020, in addition to our senior management, we have two other full-time employees. None of our current employees and officeholders is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli and Industry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and services agreements include employees’ and service-providers’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

The following table lists as of June 14, 2020, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

Executive Officers and Directors	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)

Dr. Ascher Shmulewitz	28,002,554	(3)	4.50%

Oz Adler	1,485,836	(4)	*

Dr. Adi Zuloff-Shani	2,400,000	(5)	*

Stephen M. Simes	1,745,000	(6)	*

Gilad Bar-Lev	--

Todd Violette	--

Prof. Ari Shamiss	--

Arie Weber	--

Amit Berger	--

Dr. Yafit Stark	--

Zohar Heiblum	--

Eric So	--

All directors and executive officers as a group (8 persons)**	649,971,276	(8)	5.50%

*	Less than 1%.
**	Amit Berger, Dr. Yafit Star, Zohar Heiblum, Eric So and Amit Berger are no longer members of our Board of Directors. Gilad Bar-Lev, Todd Violette, Prof. Ari Shamiss and Arye Weber joined our board of directors, and with respect to Mr. Bar-Lev, began serving as our Chief Executive Officer, during our fiscal year ending December 31, 2020.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 563,521,454 Ordinary Shares issued and outstanding as of June 14 2020, plus Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes (i) 669,680 Ordinary Shares, options to purchase 423,037 Ordinary Shares at an exercise price of NIS 0.79 (approximately $0.21) per share, options to purchase 250,000 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share, and options to purchase 3,000,000 Ordinary Shares at an exercise price of NIS 0.26 (approximately $0.075) per share, held directly by Dr. Shmulewitz, (ii) 2,338,440 Ordinary Shares, 1,600,000 Ordinary Shares for immediate issuance, and 12,571,400 Warrants at an exercise price of $0.009 held by Dekel, which is an Israel company controlled by Dr. Shmulewitz; and (iii) options to purchase 3,399,997 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share, and options to purchase 3,750,000 Ordinary Shares at an exercise price of NIS 0.72 (approximately $0.19) per share held by Medgenesis Partners Ltd., which, to the best of our knowledge, is an Israeli company controlled by Dr. Shmulewitz.

(4)	Includes options to purchase 383,337 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share, and options to purchase 1,102,499 Ordinary Shares at an exercise price of NIS 0.26 (approximately $0.075) per share.

(5)	Includes options to purchase 900,000 Ordinary Shares at an exercise price of NIS 1.06 (approximately $0.28) per share and options to purchase 293,400 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share, and options to purchase 706,600 Ordinary Shares at an exercise price of NIS 0.26 (approximately $0.075) per share.

(6)	Includes options to purchase 670,000 Ordinary Shares at an exercise price of NIS 0.86 (approximately $0.23) per share and options to purchase 750,000 Ordinary Shares at an exercise price of NIS 0.50 (approximately $0.14) per share, and options to purchase 325,000 Ordinary Shares at an exercise price of NIS 0.26 (approximately $0.075) per share.

(7)	Includes options and warrants to purchase 88,049,822 Ordinary Shares.

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

Under the plans, we grant options to purchase our Ordinary Shares to our officers, employees, consultants and other service providers. As of June 14, 2020, 50,000,000 Ordinary Shares were reserved for issuance under the plans, of which options to purchase 39,043,037 Ordinary Shares were issued and outstanding thereunder. Of such outstanding options, options to purchase 17,530,515 Ordinary Shares were vested as of June 14, 2020, with a weighted average exercise price of NIS 0.56 (approximately $0.16) per share.

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

As of June 14, 2020, one beneficial holder of our Ordinary Shares had beneficial ownership of 5% or more of our outstanding Ordinary Shares. The following table lists as of the date indicated the number of our Ordinary Shares beneficially owned by such holder:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)

L.I.A. Pure Capital Ltd.	34,963,320	(3)	6.20%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 563,521,454 Ordinary Shares issued and outstanding as of June 14 2020.

(3)	Based solely on a Schedule 13D/A filed with the SEC on June 9, 2020, and which reflects holdings as of June 4, 2020.

Changes in Percentage Ownership by Major Shareholders

During the last three years, there were no significant changes in percentage ownership by major shareholders (i.e., of or more than 5% of our issued and outstanding share capital) except (1) the addition of two new major shareholders during our fiscal year ending December 31, 2019, one of which, in light of the number of our issued and outstanding share capital as of the date of this Annual Report, we no longer believe is a major shareholder, and (2) Dr. Haim Amir invested approximately $1,000,000 in March 2017, in consideration of an aggregate of 5,357,143 Ordinary Shares, constituting approximately 11.6% of our issued share capital after the investment, which was later reduced in our public offerings.

Record Holders

As of June 14, 2020, there were seven holders of record of our Ordinary Shares, one of which has a registered address in the United States. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of June 11, 2020, there were 23 holders of record of the ADSs on record with the Depository Trust Company.

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

Dekel License Agreement

In May 2015, we entered into a license agreement, which, following an amendment thereto in August 2015, became effective, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, the Chairman of our Board of Directors (and previously our interim Chief Executive Officer), under which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. We and Dekel have since entered into additional amendments to the license agreement, with the last such amendment entered into on July 14, 2019. See Item 4.B. “Business Overview—Intellectual Property— Dekel License Agreement” for additional information.

Convertible Loan with Executive Chairman

On March 19, 2020, we entered into the initial tranche of the Note Offering to our Executive Chairman. As of the date of this Annual Report, we have only closed on the initial tranche of the Note Offering in the principal amount of $220,000 at a purchase price of $198,000, however, $130,000 in Notes remain to be purchased at an aggregate purchase price of $117,000.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See Item 18. “Financial Statements.”

Legal Proceedings

We are not currently subject to any material legal proceedings.

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

No significant change, other than as otherwise described in this Annual Report, has occurred in our operations since the date of our consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each of which represents forty of our Ordinary Shares, are listed on the Nasdaq Capital Market under the symbol “TRPX.” From December 26, 2005 to August 9, 2018, our Ordinary Shares were traded on the TASE.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report. Our registration number with the Israeli Registrar of Companies is 513581652. Our purpose as set forth in our articles of association is to engage in any lawful business. Pursuant to the Companies Law and our articles of association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our articles to be exercised or taken by our shareholders, including the power to borrow money for company purposes. The information called for by this Item is set forth in Exhibit 2(d) to this Annual Report and is incorporated by reference into this Annual Report.

C.	Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, or “Item 7.A. Major Shareholders” above.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA), and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received (other than for certain corporate holders). We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code, and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

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

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a QEF by making a “QEF election,” or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

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

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA should materially impact U.S. Holder’s with respect to such holder’s ownership of our Ordinary Shares or the ADSs.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at http://therapixbio.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this Annual Report. We have included these website addresses in this Annual Report solely as inactive textual references.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. However, a substantial majority of our cash is held in current bank accounts that do not bear interest. In the future, we intend to hold most of our cash in deposits that bear interest. Given the current low rates of interest we receive, once we begin to hold most of our cash in deposits that bear interest, we do not expect to be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/U.S. dollar currency exchange rates. As of December 31, 2019, approximately three-quarters of our liquid assets are held in U.S. dollars, and the majority of our expenses is denominated in U.S. dollars. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase our loss for 2019 by 2% and 1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Beginning October 1, 2018, our functional currency is the U.S. dollar.

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

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. We have a program for the review of our internal control over financial reporting to ensure compliance with the requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act. Our internal control over financial reporting includes those policies and procedures that:

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2019. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2019.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of our audit committee are “independent,” as such term is defined in under Nasdaq Stock Market rules. In addition, our Board of Directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at http://www.therapixbio.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer (a member of EY Global), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2018 and 2019. Kost Forer Gabbay & Kasierer (a member of EY Global) has served as our principal independent registered public accounting firm since 2009(1).

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018	2019

Audit fees	$210,000	$125,000
Audit-related fees (2)	80,000	43,000
Tax fees (3)	$15,000	$-
All other fees (4)	6,000	9,450
Total	$311,000	$177,450

(1)	In our Notice of Meeting and Proxy Statement for our Annual General Meeting of Shareholders held January 15, 2020, we mistakenly stated that EY Global has audited our financial statements during the last 15 years.
(2)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements, tax returns, and fees relating to our public offering of ADSs.
(3)	Includes ongoing tax consultation.
(4)	Includes consulting for financing purposes.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of three or more shareholders holding at least 30% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting, if no quorum is present within half an hour of the time arranged, consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. The nominations for directors, which are presented to our shareholders by our Board of Directors, are generally made by the Board of Directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by a vote consisting solely of our independent directors in order to determine which persons shall be nominated for election by our shareholders, as required under the Nasdaq Stock Market rules.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required; (ii) extraordinary transactions with controlling shareholders of publicly held companies (or in which such controlling shareholders have a personal interest), which require the special approval; and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Description
1.1	Articles of Association of Therapix Biosciences Ltd. (unofficial English translation from Hebrew original) (filed as Annex A to Exhibit 99.1 to Form 6-K as filed with the Securities and Exchange Commission on December 11, 2019, and incorporated herein by reference).
2.1	Amended and Restated Depositary Agreement dated March 21, 2017 (filed as Exhibit 4.2 to our Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on August 29, 2019, and incorporated herein by reference).
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1).
2.3	Form of Representative’s Warrant (included in Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 20, 2017, and incorporated herein by reference).
2.4	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated March 2019 (filed as Exhibit 4.1 to Form 6-K as filed on March 28, 2019, and incorporated herein by reference).
2.(d)	Description of Securities (filed herewith).
4.1	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd. (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on December 6, 2016, and incorporated herein by reference).*
4.2	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (filed as Exhibit 4.2 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2019, and incorporated herein by reference).**
4.3	Israeli Share Option Plan (2015) (filed as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.4	Israeli Share Option Plan (2005) (filed as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.5	Consulting Agreement dated February 16, 2016, and addendum dated April 17, 2016, by and between the Company and Dr. Ascher Shmulewitz (filed as Exhibit 10.11 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.6	Form of Indemnification Agreement (filed as Exhibit 4.12 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017, and incorporated herein by reference ).
4.7	Form of Exculpation Agreement (filed as Exhibit 10.13 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).
4.8	First Amendment to License Agreement dated as of August 19, 2015, by and between the Company and Dekel Pharmaceuticals Ltd. (filed herewith).
4.9	Third Amendment to License Agreement dated as of July 14, 2019, by and between the Company and Dekel Pharmaceuticals Ltd. (filed herewith).
4.10	Amended Compensation Policy approved by the Company’s shareholders on January 15, 2020 (filed as Annex B to Exhibit 99.1 to Form 6-K as filed as with the Securities and Exchange Commission on December 11, 2019 and incorporated herein by reference).

4.11	Form of Securities Purchase Agreement, dated March 28, 2019 (filed as Exhibit 10.1 to Form 6-K as filed with the Securities and Exchange Commission on March 28, 2019, and incorporated herein by reference).
4.12	Form of Warrant to purchase Ordinary Shares Represented by American Depositary Shares, dated March 2019 (filed as Exhibit 4.1 to Form 6-K as filed with the Securities and Exchange Commission on March 28, 2019, and incorporated herein by reference).
4.13	Securities Purchase Agreement dated March 19, 2020 (filed as Exhibit 99.2 to Form 6-K as filed with the Securities and Exchange Commission on March 23, 2020, and incorporated herein by reference).
4.14	Form of Convertible Promissory Note, pursuant to Securities Purchase Agreement dated March 19, 2020 (filed as Exhibit 99.3 to Form 6-K as filed with the Securities and Exchange Commission on March 23, 2020, and incorporated herein by reference).
4.15	Form of Warrant, pursuant to Securities Purchase Agreement, dated March 19, 2020 (filed as Exhibit 99.4 to Form 6-K as filed with the Securities and Exchange Commission on March 23, 2020, and incorporated herein by reference).
4.16	Securities Purchase Agreement (filed as Exhibit 4.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 31, 2020, and incorporated herein by reference).
4.17	Form of Pre-Funded Warrant (filed as Exhibit 4.8 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 31, 2020, and incorporated herein by reference).
4.18	Form of Series B Warrant (filed as Exhibit 4.9 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 31, 2020, and incorporated herein by reference).
4.19	Share Transfer Agreement, dated May 15, 2020 (filed as Exhibit 99.1 to Form 6-K as filed with the Securities and Exchange Commission on May 19, 2020, and incorporated herein by reference).
4.20	Asset Purchase Agreement, dated May 15, 2020 (filed as Exhibit 99.2 to Form 6-K as filed with the Securities and Exchange Commission on May 17, 2020, and incorporated herein by reference).
4.21	Warrant, pursuant to Share Transfer Agreement, dated May 15, 2020 (filed as Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on May 19, 2020, and incorporated herein by reference).
8.1	List of Subsidiaries (filed herewith).
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished herewith).
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350 (furnished herewith).
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global (filed herewith).
101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2019 formatted in XBRL: (i) Consolidated Statements of Profit or and Loss, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Financial Position, (iv) Consolidated Statements of Changes in Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.

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

THERAPIX BIOSCIENCES LTD.

By:	/s/ Gilad Bar-Lev
Gilad Bar-Lev
Chief Executive Officer

By:	/s/ Ascher Shmulewitz
Ascher Shmulewitz
Executive Chairman

Date: June 15, 2020

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 2 Pal-Yam Blvd. Brosh Bldg. Haifa 3309502, Israel	Tel: +972-4-8654000 Fax: +972-3-5633439 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

THERAPIX BIOSCIENCES LTD

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Therapix Biosciences Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

/s/ KOST FORER GABBAY & KASIERER	Haifa, Israel
KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global We have served as the Company’s auditor since 2009.	June 15, 2020

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2019	2018
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash	5	$870	$1,485
Restricted deposit		10	10
Other accounts receivable	6	75	404
Convertible loan	7	-	531

		955	2,430

NON-CURRENT ASSETS:
Restricted deposit	9	24	23
Property and equipment, net	10	175	2,107

		199	2,130

		$1,154	$4,560

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2019	2018
	Note	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from others		$67	$91
Trade payables	11, 22	864	1,618
Other accounts payable	12, 22	108	844
Related parties	22	-	874
Convertible debenture	13b	-	779
Conversion component of convertible debenture	13b	-	277
Warrants	17e	7	-

		1,046	4,483

NON-CURRENT LIABILITIES:
Lease liability		94	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	17
Share capital		6,323	3,822
Share premium		39,313	38,108
Reserve from share-based payment transactions	18	4,862	4,409
Warrants	17e	464	-
Foreign currency translation reserve	2e	497	497
Transactions with non-controlling interests		261	261
Accumulated deficit		(51,706)	(46,912)

Total equity attributable to the Company shareholders		14	185
Non-controlling interests	4	-	(108)

Total equity		14	77

Total liabilities and equity		$1,154	$4,560

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31,
		2019	2018	2017
	Note	USD in thousands

Research and development expenses	19a	$1,639	$2,710	$1,943

General and administrative expenses	19b	2,469	4,371	3,810

Other expenses	19c	-	160	1

Operating loss		4,108	7,241	5,754

Finance income	19d	(305)	(828)	(1)

Finance expenses	19e	676	121	491

Loss continuing operations		4,479	6,534	6,244

Loss from discontinued operations, net	4	207	2,415	-

Loss		4,686	8,949	6,244

Attributable to:
Equity holders of the Company (continuing operations)		4,479	6,534	6,244
Equity holders of the Company (discontinued operations)		315	1,989	-
Non-controlling interests		(108)	426	-

		4,686	8,949	6,244

Basic and diluted loss per ordinary share attributable to equity holders of the Company:	20
Loss from continuing operations		0.03	0.05	0.05
Loss from discontinued operations		0.002	0.01	-

		0.032	0.06	0.05

Basic and diluted loss per ADS attributable to equity holders of the Company:	20
Loss from continuing operations		1.04	1.87	2.14
Loss from discontinued operations		0.07	0.57	-

		$1.11	$2.44	$2.14

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS COMPREHENSIVE LOSS

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Loss	$4,686	$8,949	$6,244

Amounts that will not be reclassified subsequently to profit or loss:

Adjustments arising from translating financial statements from functional currency to presentation currency	-	285	(461)

Total components that will not be reclassified subsequently to profit or loss	-	285	(461)

Total other comprehensive loss	-	285	(461)

Total comprehensive loss	4,686	9,234	5,783

Attributable to:
Equity holders of the Company (continuing operations)	4,479	6,819	5,783
Equity holders of the Company (discontinued operations)	315	1,989	-
Non-controlling interests	(108)	426	-

	$4,686	$9,234	$5,783

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Warrants	Transactions with non-controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands

Balance at January 1, 2017	$1,087	$26,600	$4,449	$-	$261	$321	$(32,145)	$573	$-	$573

Loss	-	-	-	-	-	-	(6,244)	(6,244)	-	(6,244)
Total other comprehensive income	-	-	-	-	-	461	-	461	-	461

Total comprehensive loss	-	-	-	-	-	461	(6,244)	(5,783)	-	(5,783)
Issue of share capital, net of issue expenses (1)	189	769	-	-	-	-	-	958	-	958
Issue of share capital, net of issue expenses (2)	2,207	7,928	-	-	-	-	-	10,135	-	10,135
Issue of share capital, net of issue expenses (3)	329	1,315	-	-	-	-	-	1,644	-	1,644
Cost of share-based payment	-	-	862	-	-	-	-	862	-	862

Balance at December 31, 2017	3,812	36,612	5,311	-	261	782	(38,389)	8,389	-	8,389

Loss	-	-	-	-	-	-	(8,523)	(8,523)	(426)	(8,949)
Total other comprehensive loss	-	-	-	-	-	(285)	-	(285)	-	(285)

Total comprehensive loss	-	-	-	-	-	(285)	(8,523)	(8,808)	(426)	(9,234)
Non-controlling interests arising from initially consolidated company	-	-	-	-	-	-	-	-	318	318
Issue of share capital, net of issue expenses	10	(10)	-	-	-	-	-	-	-	-
Expiration of share options	-	1,506	(1,506)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	604	-	-	-	-	604	-	604

Balance at December 31, 2018	3,822	38,108	4,409	-	261	497	(46,912)	185	(108)	77

Income (loss)	-	-	-	-	-	-	(4,794)	(4,794)	108	(4,686)
Issue of share capital, net of issue expenses (4)	1,777	322	-	-	-	-	-	2,099	-	2,099
Conversion of convertible debentures (Note 13b)	724	783	-	-	-	-	-	1,507	-	1,507
Registration of the resale of warrants (Note 17e)	-	-	-	464	-	-	-	464	-	464
Expiration of share options	-	100	(100)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	553	-	-	-	-	553	-	553

Balance at December 31, 2019	$6,323	$39,313	$4,862	$464	$261	$497	$(51,706)	$14	$-	$14

(1)	Net of issue expenses of $61.
(2)	Net of issue expenses of $1,865.
(3)	Net of issue expenses of $156.
(4)	Net of issue expenses of $469.

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Cash flows from operating activities:

Loss	$(4,686)	$(8,949)	$(6,244)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	179	147	5
Loss (gain) from sale of equipment	1,223	(7)	1
Cost of share-based payment	553	604	862
Finance expenses (income), net	156	(748)	525
Impairment loss of intangible assets	-	273	-
Impairment loss of goodwill	-	160	-
Aborted public offering costs	-	53	-
Tax benefit	-	(60)	-

	2,111	422	1,393

Working capital adjustments:

Decrease (increase) in other accounts receivable	329	(99)	(143)
Increase (decrease) in trade payables	(840)	177	349
Increase (decrease) in other accounts payable	(736)	649	66
Increase(decrease) in related parties	(874)	668	-

	(2,121)	1,395	272

Net cash used in operating activities	$(4,696)	$(7,132)	$(4,579)

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2019	2018	2017
	USD in thousands

Cash flows from investing activities:

Investment in restricted bank deposits	$(1)	$(10)	$(11)
Purchase of property and equipment	(1)	(17)	(44)
Proceeds from sale of property and equipment	724	44	2
Proceeds from (investment in) convertible loans	546	(2,125)	-
Acquisition of initially consolidated subsidiary (a)	-	14	-

Net cash provided by (used in) investing activities	1,268	(2,094)	(53)

Cash flows from financing activities:

Proceeds from issue of share capital (net of issuance expenses) (b)	2,216	-	13,193
Issue of warrants (b)	682	-	-
Payment of issue expenses related to previous period (b)	(30)	-	-
Interest paid on lease liability	(17)
Repayment of lease liability	(47)
Issue of convertible debentures (net of issuance expenses) (b)	-	1,481	-
Prepaid public offering costs	-	(36)	(18)
Receipt of short-term credit from others	-	91	-

Net cash provided by financing activities	2,804	1,536	13,175

Exchange rate differences on cash in foreign currency	9	301	(527)
Exchange rate differences on translation differences on cash	-	(321)	503

	9	(20)	(24)

Increase (decrease) in cash	(615)	(7,710)	8,519
Cash at the beginning of the period	1,485	9,195	676

Cash at the end of the period	$870	$1,485	$9,195

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2019	2018	2017
	USD in thousands

(a) Acquisition of initially consolidated subsidiary:

The subsidiaries’ assets and liabilities at date of acquisition:

Working capital (excluding cash)	$-	$648	$-
Property and equipment	-	(2,192)	-
Customer relationships	-	(307)	-
Deferred taxes liability	-	60	-
Goodwill	-	(160)	-
Non-controlling interests	-	318	-

	-	(1,633)	-
Conversion of convertible loans	-	1,647	-

	-	14	-

(b) Significant non-cash transactions:

Conversion of debentures into share capital	1,507	-	-

Issue of share capital	-	10	-

Registration of warrants	464	-	-

Unpaid issue expenses	$116	$30	$-

The accompanying notes are an integral part of the consolidated financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:- GENERAL

a.	Therapix Biosciences Ltd. (“Therapix” or the “Company”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, Therapix and its subsidiaries at the time (the “Group”) were mainly engaged in developing several innovative immunotherapy products and Therapix’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy according to which it will focus on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea, (“OSA”), pain, Autism Spectrum Disorder and epilepsy. The headquarters of Therapix are located in the Tel Aviv district (Givataaim), Israel.

The Company was a dual-listed company, which had its ordinary shares, New Israeli Shekel (“NIS”) 0.1 par value each (“ordinary shares”), traded on the Tel-Aviv Stock Exchange (“TASE”) from December 26, 2005 until it delisted such shares from the TASE on August 7, 2018, and has had its American Depository Shares (“ADSs”) listed on the Nasdaq Capital Market (“Nasdaq”) since March 27, 2017. The Company completed an initial public offering (“IPO”) of its ADSs in the United States on March 27, 2017 and raised approximately $13.7 million. Since the IPO, the Company has had its ADSs registered with the U.S. Securities and Exchange Commission (“SEC”). All information in the financial statements regarding the ADSs is a presumption that all of the Company’s ordinary shares have been converted into ADSs. Each ADS represents forty (40) ordinary shares of the Company.

As of December 31, 2019, Therapix has two wholly owned subsidiaries, both of which are companies incorporated under the laws of Israel (the “Subsidiaries”): (1) Brain Bright Ltd. (“Brain Bright”); and (2) Evero Health Ltd. (“Evero”).

Both of the Subsidiaries are private companies, and as of the date of these financial statements, are inactive companies with no assets or liabilities. Therapix also owns approximately 27% of Lara Pharm Ltd.’s (“Lara”) share capital. Lara is a private company incorporated under the laws of Israel which, to the best knowledge of the Company, does not engage in any business, and in any event, Therapix does not have significant influence on Lara since it has no representation in Lara’s board of directors. The Company wrote-off the entire investment in Lara in 2015 (see Note 8a).

On October 3, 2018 (the “Acquisition Date”), Therapix obtained control over Therapix Healthcare Resources Inc. (“THR”), a Delaware corporation, which was established on July 31, 2018, by holding 82.36% of THR’s equity. On June 27, 2019, following the finalization of THR’s dissolution, Therapix deconsolidated THR (see Note 4).

In connection with the preparation of the consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Group evaluated subsequent events after the consolidated statements of financial position date of December 31, 2019, through June 15, 2020, the date on which the audited consolidated financial statements were available to be issued.

The consolidated financial statements of the Company for the year ended December 31, 2019, were approved on June 11, 2020 and signed on June 15, 2020 (the “Approval Date”).

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:- GENERAL (CONT.)

b.	Functional currency and presentation currency:

The functional currency of the Company, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions is the U.S. Dollar (“USD” or “$”), since it’s the primary currency of the economic environment in which the Company operates (see Note 2e). The consolidated financial statements are also presented in USD since the Company believes that preparing the consolidated financial statements in USD provides more relevant information to the users of the consolidated financial statements.

c.	The Group incurred a loss of approximately $4,686 and had negative cash flows from operating activities of approximately $4,696 for the year ended December 31, 2019. As of December 31, 2019, the Group had an accumulated deficit of approximately $51,706 as a result of recurring operating losses.

As of the Approval Date, the Group has not yet started recognizing revenues from sales and its operation is dependent on its ability to raise additional funds from existing and/or new investors in order to finance its activity. This dependency will continue until the Group will be able to completely finance its operations by selling its products. In addition, as of the Approval Date, the Group has not raised the necessary funding in order to continue its activity in the foreseeable future. These abovementioned factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Group be unable to continue as a going concern.

d.	Definitions and Meanings:

The Company	-	Therapix Biosciences Ltd.

The Group	-	Therapix Biosciences Ltd. and its Subsidiaries, as detailed in Note 1a.

Subsidiaries	-	Companies that are controlled by the Company, as defined in IFRS 10, “Consolidated Financial Statements”, and whose accounts are consolidated with those of the Company (if active).

Associated Companies (or Associates)	-	An entity over which the Company has significant influence, as defined in IAS 28, “Investment in Associates and Joint Ventures” and is not a Subsidiary.

Related Parties	-	As defined in IAS 24, “Related Party Disclosures”.

IAS	-	International Accounting Standards issued by the International Accounting Standards Board (“IASB”).

IFRS	-	International Financial Reporting Standards issued by the IASB.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

The financial statements of the Company and of the Subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intra-Group balances and transactions and gains or losses resulting from intra-Group transactions are eliminated in full in the consolidated financial statements.

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

d.	discontinued operations:

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale. The operating results relating to the discontinued operation are presented separately in profit or loss, net of the tax effect

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	Functional currency and foreign currency:

1.	Functional currency and presentation currency:

Effective on October 1, 2018, due to changes in certain economic facts and circumstances, the functional currency of the Company was changed from the NIS to USD. Thus, the functional and reporting currency of the Company is the USD. In determining the appropriate functional currency that should be used, the Company followed the guidance in IAS 21, “The Effects of Changes in Foreign Exchange Rates”. The Company accounted for the change in its functional currency prospectively.

All resulting translation differences until October 1, 2018, following the fact that the reporting currency was different than the functional currency, were recognized as a separate component of other comprehensive income (loss) in equity “foreign currency translation reserve.”

The functional currency of THR up until its dissolution on June 27, 2019, was also USD.

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

The functional currency of THR up until its dissolution on June 27, 2019, was also USD.

f.	Business combinations and goodwill:

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Business combinations and goodwill: (Cont.)

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

g.	Restricted deposits:

A restricted deposit is cash invested in a short-term deposit (between three months and one year) or in a long-term deposit (with a maturity of more than one year from the date of investment). Restricted deposits are designated to secure the Company’s office facilities lease agreements and its credit cards.

h.	Property and equipment, net:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Lab equipment	6-50	33
Computers	33-50	33
Office furniture and equipment	20-33	25
Motor vehicles	55	-
Leasehold improvements	see below	-

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Intangible assets:

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

j.	Impairment of non-financial assets:

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

k.	Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and
-	The contractual cash flow terms of the financial asset.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Financial instruments: (Cont.)

1.	Financial assets: (Cont.)

a)	Debt instruments are measured at amortized cost when:

The Company’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

On the date of initial recognition, the Company may irrevocably designate a debt instrument as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency, such as when a related financial liability is also measured at fair value through profit or loss.

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Financial instruments: (Cont.)

2.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset have expired;
-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or
-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

A transaction involving factoring of accounts receivable and credit card vouchers is derecognized when the abovementioned conditions are met.

3.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss such as derivatives.

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss.

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

k.	Financial instruments: (Cont.)

5.	Offsetting financial instruments:

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

l.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

m.	Finance income and expenses:

Finance income and expenses comprise interest income on amounts invested and exchange rate gains and losses. Interest income is recognized as it accrues using the effective interest method. Finance income and expenses derive also from changes in the fair value of financial liabilities measured at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest method.

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

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

o.	Taxes on income:

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

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

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

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12, “Income Taxes”.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Share/ADS-based payment transactions:

The Company’s employees and other service providers may receive remuneration in the form of share/ADS-based payments (“Equity-settled transactions”).

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model (“OPM”). As for service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

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

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

q.	Earnings (loss) per share/ADS:

Earnings (loss) per share or per ADS are calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted number of ordinary shares or ADSs outstanding during the period.

Basic loss per share or ADS includes only shares or ADSs that were outstanding during the period.

Potential ordinary shares or ADSs are included in the computation of diluted loss per share or per ADS when their conversion increases loss per share or ADS from continuing operations.

r.	Employee benefit liabilities:

The Company has several employee-benefit plans:

1.	Short-term employee benefits:

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

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans to its employees according to the specific laws per country.

s.	Provisions:

A provision in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Provisions: (Cont.)

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

t.	Leases:

As described in Note 2.u regarding the initial adoption of IFRS 16, “Leases” (“the Standard” or “IFRS 16”), the Company elected to apply the provisions of the Standard using the modified retrospective method (without restatement of comparative data).

The accounting policy for leases applied effective from January 1, 2019, is as follows:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

1.	The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize lease payments as an expense in profit or loss on a straight-line basis over the lease term (as of December 31, 2019, there are no such leases). In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and separates the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

t.	Leases: (Cont.)

1.	The Company as a lessee: (Cont.)

Following are the amortization periods of the right-of-use assets by class of underlying asset:

Months

Office	43

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36, “Impairment of Assets”.

2.	Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised, and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

3.	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

t.	Leases: (Cont.)

The accounting policy for leases applied until December 31, 2018, is as follows:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17, “Leases” (“IAS 17” or “the old Standard”).

The Company as lessee:

Operating leases:

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Company are classified as operating leases. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

u.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

1.	Initial adoption of IFRS 16:

In January 2016, the IASB issued IFRS 16, which provides guidance on the recognition, measurement, presentation and disclosure of leases and supersedes IAS 17, IFRIC 4, “Determining Whether an Arrangement Contains a Lease”, and SIC-15, “Operating Leases - Incentives”. According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The Standard has been applied for the first time on January 1, 2019, as part of the Interim Consolidated financial statements as of June 30, 2019. As permitted by the Standard, the Company elected to apply the provisions of the Standard using the modified retrospective method. The Company recognized lease liabilities on the initial application date of the Standard in respect of leases previously classified as operating leases according to IAS 17. The amount of the liability as of the date of initial application of the Standard was measured using the Company’s incremental borrowing rate of interest on the date of initial application of the Standard. The carrying amount of the right-of-use assets was identical to the carrying amount of the lease liability.

For details of the accounting policy applied from the date of initial application of the Standard, see Note 2t.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards: (Cont.)

1.	Initial adoption of IFRS 16: (Cont.)

The main effect of the initial application of IFRS 16 relates to existing leases in which the Company is the lessee. According to IFRS 16, as explained in Note 2t, the Company recognized a lease liability and a corresponding right-of-use asset for each lease in which it is the lessee, excluding certain exceptions. This accounting treatment is different than the accounting treatment applied under the old Standard (IAS 17) according to which the lease payments in respect of leases for which substantially all the risks and rewards incidental to ownership of the leased asset were not transferred to the lessee were recognized as an expense in profit or loss on a straight-line basis over the lease term.

Following is data relating to the initial adoption of IFRS 16 as of January 1, 2019, in respect of leases existing as of that date:

1)	Effects of the initial application of IFRS 16 on the Company’s financial statements as of January 1, 2019:

	According to the previous accounting policy	The change	As presented according to IFRS 16

Non-current assets:
Property and equipment, net	$2,107	$193	$2,300

Current liabilities:
Credit from others (includes current maturity of lease liability)	91	64	155

Non-current liabilities:
Lease liability	$-	$129	$129

2)	A weighted average incremental interest rate of 10.93% was used to discount future lease payments in the calculation of the lease liability on the date of initial application of IFRS 16.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

u.	Changes in accounting policies - initial application of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards: (Cont.)

1.	Initial adoption of IFRS 16: (Cont.)

3)	Reconciliation of total commitment for future minimum lease payments as disclosed in Note 16.k to the 2018 Annual Consolidated Financial Statements as of December 31, 2018, to the lease liability as of January 1, 2019:

January 1, 2019

Total future minimum lease payments for non-cancellable leases of the Company as per IAS 17 according to the financial statements as of December 31, 2018	$258

Total undiscounted lease liabilities as per IFRS 16	258

Effect of discount of future lease payments at the Company’s incremental interest rate on initial date of application	(65)

Total lease liabilities resulting from initial application of IFRS 16 at January 1, 2019	$193

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

-	Discount rate for a lease liability:

When a company in the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, such company uses an incremental borrowing rate. That rate represents the rate of interest that the company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, said company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions.

-	Effective control:

The Company assesses whether it controls a company in which it holds less than the majority of the voting rights by, among others, reference to the size of its holding of voting rights relative to the size and dispersion of holdings of the other vote holders including voting patterns at previous shareholders’ meetings.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable OPM. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option, risk-free interest and expected dividend yield.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

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

In estimating the likelihood of outcome of legal claims filed or threatened to commence against the Company and/or its Subsidiaries and/or affiliates, the Company relies on its management’s best knowledge and estimations and where applicable, on the opinion of their legal counsels. These estimates are based, among others, on management’s familiarity of and proximity to the circumstances, and also on the legal counsels’ best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims might be determined in courts and/or other quasi-judicial tribunals, the results could differ from these estimates.

-	Lease extension and/or termination options:

In evaluating whether it is reasonably certain that a company of the Group will exercise an option to extend a lease or not exercise an option to terminate a lease, each company considers all relevant facts and circumstances that create an economic incentive for the company to exercise the option to extend or not exercise the option to terminate such as: significant amounts invested in leasehold improvements, the significance of the underlying asset to the company’s operation and whether it is a specialized asset, the company’s past experience with similar leases, etc.

After the commencement date, the company reassesses the term of the lease upon the occurrence of a significant event or a significant change in circumstances that affects whether the company is reasonably certain to exercise an option or not exercise an option previously included in the determination of the lease term, such as significant leasehold improvements that had not been anticipated on the lease commencement date, sublease of the underlying asset for a period that exceeds the end of the previously determined lease period, etc.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (CONT.)

b.	Estimates and assumptions: (Cont.)

-	Fair value of financial instruments:

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

NOTE 4:-	DISCONTINUED OPERATIONS:

Deconsolidation of THR:

On July 31, 2018, the Company entered into an agreement for convertible equity (the “Convertible Equity Agreement”) with THR, then an unaffiliated third party. Since July 31, 2018, THR was engaged in operating pain treatment clinics, mainly in Tennessee, to treat an assortment of different pains, including, acute pain, spine pain, chronic headaches, cancer pain, oral/maxillofacial pain, neuropathic pain and rheumatologic/myofascial pain. Under the Convertible Equity Agreement, the Company loaned an aggregate amount of $1,625 (the “THR Loan”) to THR. The maturity date of the THR Loan, which accrued interest at a rate of 9% per annum, was to occur upon demand of the Company and under certain conditions.

On October 3, 2018, following the occurrence of the conditions required under the Convertible Equity Agreement for conversion of the THR Loan, the Company converted the entire THR Loan and as a result held 82.36% of THR’s equity, and accordingly obtained control over THR. Until December 31, 2018, no further changes were made to THR’s equity. On December 31, 2018, due to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, the Company decided to fully impair the goodwill and additional intangible assets which have arisen from THR’s acquisition in the amount of $160 and $273, respectively.

On March 26, 2019, following the financial deterioration of THR, THR’s board of directors resolved that THR will commence a liquidation process of its assets, a process which ended on June 27, 2019, with the confirmation of THR’s dissolution by submitting all documents required by law (“THR’s Dissolution”). As of April 2019, THR had no employees and all business operations were discontinued. Accordingly, the Company presented all profit or loss results relevant to THR as loss from discontinued operations, net. Also, as of June 27, 2019, THR had no assets or liabilities and recorded an income in the amount of $616 (THR recorded a loss of $2,400 during the period since consolidation on October 3, 2018, up until December 31, 2018).

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 4:-	DISCONTINUED OPERATIONS: (CONT.)

Deconsolidation of THR: (Cont.)

In addition, the Company concluded that following THR’s Dissolution on June 27, 2019, the fact that THR had no operations since April 2019 and there was no longer a board of directors, that it lost the control over THR and accordingly deconsolidated THR on June 27, 2019, from the Group’s consolidated financial statements.

Since the Acquisition Date and until April 8, 2019, the Company loaned to THR an additional total amount of $822, which loans included an interest rate of 9% per annum, in order to allow THR to maintain its ongoing operations. The loss, following the fact that the above-mentioned loans will not be repaid, was attributed to the equity holders of the Company (discontinued operations).

The loss following the fact that the above-mentioned loans will not be repaid was attributed to the equity holders of the Company (discontinued operations).

Below is data of the net cash flows provided by (used in) the discontinued operations:

	Year ended December 31,
	2019	2018

Operating activities	$(1,024)	$(439)

Investing activities	724	14

Financing activities	$-	$-

NOTE 5:-	CASH

	December 31,
	2019	2018

Cash for immediate withdrawal - in USD	$760	$1,238
Cash for immediate withdrawal - in NIS	110	247

	$870	$1,485

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2019	2018

Government authorities	$41	$66
Other receivables	23	88
Prepaid expenses	11	250

	$75	$404

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 7:-	CONVERTIBLE LOAN

On April 17, 2018, the Company entered into a convertible loan agreement with Cure Pharmaceutical Holding Corp. (“Cure” and the “Convertible Loan Agreement,” respectively), a U.S.-based company. Under the Convertible Loan Agreement, the Company lent Cure an amount of $500 (the “Cure Loan”). The maturity date of the Cure Loan, together with an interest at a rate of 9% per annum, was set as April 30, 2019 (the “Maturity Date”). In addition, according to the Convertible Loan Agreement, the Company had the option to instruct Cure, prior to the Maturity Date, to repay the Cure Loan amount together with all interest accrued thereon, in lieu of the conversion (described below), in which case Cure will affect such repayment on the Maturity Date. Conversion of the Cure Loan could have been upon one out of several options mentioned in the Convertible Loan Agreement.

On December 31, 2018, the Company instructed Cure to repay the Cure Loan (with the 9% accrued interest) on the Maturity Date and as a result the Cure Loan was fully repaid by Cure, including interest in the amount of $46, on April 30, 2019. Accordingly, the Convertible Loan Agreement was terminated with no further effect.

NOTE 8:-	INVESTMENT IN ASSOCIATES AND INVESTMENTS IN INVESTEES

a.	Investment in Lara:

On June 15, 2014, a definitive investment agreement was signed between the Company and Lara, an Israeli company that operates in the field of medical cannabis, which determined, among others, that the Company will invest in Lara up to a total of $1,500, subject to the fulfillment of several prerequisites (the “Investment Agreement”). Under the Investment Agreement, the Company undertook to transfer to Lara an initial investment amount of $800 against shares that will represent about 48% of Lara’s issued and outstanding share capital (approximately 27% on a fully diluted basis). In May 2016, following various claims that the parties held against each other, the Company and Lara signed a settlement and termination agreement (the “Settlement Agreement”). Under the Settlement Agreement, the parties agreed that the Company will continue to hold approximately 27% of Lara’s share capital, and that it will be released from making the remaining payments under the Investment Agreement and all other terms of the Investment Agreement will have no further binding effect.

Pursuant to the Settlement Agreement, the Company’s representative on Lara’s board of directors resigned. Also, the Company doesn’t have the right to appoint a director. Accordingly, the Company no longer has significant influence over Lara. As of December 31, 2019, the balance of the investment in Lara was $0.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 8:-	INVESTMENT IN ASSOCIATES AND INVESTMENTS IN INVESTEES (CONT.)

b.	Sale of Orimmune Bio Ltd. and the Termination of the Hadasit License Agreement:

On June 22, 2016, the Company entered into a share transfer agreement (the “Transfer Agreement”) with its then wholly owned subsidiary, Orimmune Bio Ltd. (“Orimmune”) and Karma Link Ltd. (the “Buyer”), whereby the Company would sell its interests in Orimmune to the Buyer, and also use its best efforts to transfer to and assign Orimmune its rights in the Anti-CD3 technology (which was in-licensed by the Company during 2010 from Hadasit Medical Research Services & Development Ltd. (“Hadasit”), and certain internally developed assets and technology relating thereto) (the “License”), and also assist in obtaining all the necessary approvals for such technology transfer (including from Hadasit, but without undertaking a commitment for the technology transfer, which required Hadasit’s pre-approval). In consideration of the forgoing, it was agreed that the Company would be entitled to a predetermined rate (which is a low double-digit number) of all receipts which the Buyer will receive from Orimmune or from third parties in connection with the sale of shares and/or assets of Orimmune, up to an aggregate of approximately $10. For each receipt in excess of said aggregate amount, the Company will be entitled to a lower rate determined therefrom (also a low double-digit number) (such rates shall be regarded herein after as the “Predetermined Rates”).

In August 2016, the Transfer Agreement was closed; and the Company sold and transferred its holding in Orimmune to the Buyer and as a result of the loss of control, the Company recorded a capital gain in the amount of $34.

During May 2017, the parties agreed to amend the Transfer Agreement (the “First Amendment”), under which the parties acknowledged that the process of assigning the License and transferring the License, as contemplated in the Transfer Agreement, had yet to mature into an agreement with Hadasit (by no fault of the Company). As a result, the Company agreed to bear certain expenses related to the License incurred by the Buyer prior to the date of the First Amendment and additional such expenses expected during the six-month period thereafter (and which otherwise would have had supposedly been borne by the Buyer), and which aggregated in the total to approximately $75. The parties to the Transfer Agreement further agreed that in the event that the parties were unable to successfully assign the License within said six-month period, the Company would be deemed to have satisfied its obligation to use reasonable commercial efforts, in accordance with the Transfer Agreement. In consideration of the foregoing, the parties agreed to increase the percentages of the Predetermined Rate of all receipts that the Buyer may receive from Orimmune or from third parties in connection with the sale by the Buyer of Orimmune’s shares and/or assets.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 8:-	INVESTMENT IN ASSOCIATES AND INVESTMENTS IN INVESTEES (CONT.)

b.	Sale of Orimmune Bio Ltd. and the Termination of the Hadasit License Agreement: (Cont.)

After not succeeding in assigning the License to the Buyer, on March 29, 2018, the Company and Hadasit signed a mutual termination agreement of the License (the “Termination Agreement”), according to which, among others, the License (including the consulting agreements associated with said License) was terminated as of that date, except for certain matters as prescribed thereunder. In connection with the Termination Agreement, the Company paid Hadasit the outstanding amount owed and/or to be owed to Hadasit under the License until terminated (which was later set as an amount of $104), and certain intellectual property (“IP”) rights were assigned back to Hadasit and other IP rights had to be jointly registered, all pending the IIA’s approval, which was obtained in June 2018.

On December 13, 2018, an additional amendment to the Transfer Agreement was signed (the “Second Amendment”) between the parties, under which it was acknowledged that the Company’s termination of the License agreement with Hadasit was due to Orimmune’s (and the Buyer’s) decision not to enter into a subsequent license agreement with Hadasit. Under that Second Amendment, it was agreed that Orimmune (and the Buyer) will be assigned certain rights in IP related to the licensed technology owned by the Company subject to certain conditions precedent which were still not met as of December 31, 2019.

NOTE 9:-	LEASES

Disclosures for leases in which the Company acts as a lessee:

On July 10, 2017, effective August 1, 2017, the Company entered into a three-year lease agreement with a third party (the “Period” and the “Lease Agreement”, respectively) for an area of approximately 205 square meters for the Company’s offices in the district of Tel Aviv (the City of Givataaim), Israel. The yearly lease fee according was set at approximately $65, linked to the NIS. The Company has an option to extend the Period until July 31, 2022.

The Company exercises significant judgement in deciding whether it is reasonably certain that the extension and termination options will be exercised.

As collateral for the Company’s obligations under this Lease Agreement, the Company provided a bank guarantee in the amount of $24, and such amount was pledged by the Company to its bank via a restricted deposit.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Assets owned and used by the Company					Right-of-use assets
	Computers	Lab equipment	Office furniture and equipment	Leasehold improve-ments	Motor vehicles	Leasehold office	Total

Cost:
Balance at January 1, 2019	$66	$2,004	$134	$29	$8	$-	$2,241
Effect of application of IFRS 16	-	-	-	-	-	193	193
Purchases	1	-	-	-	-	-	1
Disposals	(47)	(1,992)	(111)	-	(8)	-	(2,158)

Balance at December 31, 2019	20	12	23	29	-	193	277

Accumulated depreciation:
Balance at January 1, 2019	16	97	16	4	1	-	134
Effect of application of IFRS 16	-	-	-	-	-	57	57
Depreciation	10	102	5	3	2	-	122
Disposals	(11)	(187)	(10)	-	(3)	-	(211)

Balance at December 31, 2019	15	12	11	7	-	57	102

Depreciated cost at December 31, 2019	5	-	12	22	-	136	175

Depreciated cost at December 31, 2018	$50	$1,907	$118	$25	$7	$-	$2,107

Depreciation expenses for the years ended December 31, 2019 and 2018, amounted to $179 and $113, respectively.

NOTE 11:-	TRADE PAYABLES

	December 31,
	2019	2018

Accrued expenses	$525	$640
Open debts	339	978

	$864	$1,618

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 12:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2019	2018

Employees and payroll accruals	$68	$484
Accrued vacation	40	52
Provisions due to litigations and claims (*)	-	250
Other payables	-	58

	$108	$844

(*) All litigations and claims were attributed only to THR and were settled or terminated prior to or following THR’s Dissolution (see Note 4). As of December 31, 2019, there are no pending litigations or claims against the Company, which according to the best knowledge and estimations of the Company’s management, require a provision as such.

NOTE 13:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments” (“IFRS 9”):

	December 31,
	2019	2018

Financial assets:

Cash and restricted deposits	$904	$1,518
Convertible loan	-	531

	904	2,049

Financial liabilities:

Current financial liabilities carried at amortized cost	972	3,336
Credit from others, including short-term lease liability	67	91
Convertible debenture	-	779
Conversion component of convertible debenture	-	277
Warrants liability	7	-
Lease liability	94	-

	$1,140	$4,483

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Convertible Debentures:

On November 23, 2018 (the “Issuance Date”), the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) and a registration rights agreement with YA II PN Ltd. (“Yorkville”), a fund managed by Yorkville Advisors Global L.P., for the sale in a private placement of up to $2,500 in principal amount of unsecured convertible debentures (the “Convertible Debentures”). Interest on the Convertible Debentures will accrue at a rate of 5% per annum and can be repaid in cash with an addition of an 10% redemption premium upon the maturity date of the Convertible Debentures, being 12 months from the issuance of each Convertible Debenture.

The first tranche of $1,500 of the Convertible Debentures was issued on November 26, 2018. In addition, $78 was deducted due to issue expenses, and Yorkville received 9,171 ADSs of the Company in return to additional commitment fees (valued at $75). Also, an additional fee of $10 was deducted from the $1,500 due to payments to Yorkville’s legal counsels. Two additional tranches of $500 each of the Convertible Debentures shall be purchased by Yorkville conditional on the passage of time and/or certain triggering events as disclosed in the Securities Purchase Agreement. If the Company will not comply with the triggering events mentioned, the Company will be deemed to be in default pursuant to the terms, and inter alia, the interest on the Convertible Debentures will accrue up to a rate of 15% per annum. The Company shall pay Yorkville additional commitment fees upon issuance of each such tranche, to be paid at the Company’s option in cash or ADSs of the Company. From and after the date of issuance of the Convertible Debentures, the outstanding principal, together with accrued and unpaid interest, will be convertible, at the option of Yorkville, into the Company’s ADSs at the lower of $7.00 or 95% of the lowest daily volume-weighted average price (“VWAP”) during the five consecutive trading days immediately preceding the conversion date.

On March 14, 2019, an amendment to the Securities Purchase Agreement was signed, according to which Yorkville agreed to waive certain rights granted to it, and for which the Company was in breach, under the Securities Purchase Agreement. The amendment to the Securities Purchase Agreement, also provided that any and all requirements to hold a second closing or third closing ($500 each) were waived by both parties.

On March 28, 2019, as part of a financing round (see Note 17e.1), Yorkville agreed to invest $250 by converting $250 of the principal outstanding amount ($1,500) under the Convertible Debentures. As a result of the conversion, the Company issued to Yorkville 71,428 ADSs. In addition, as part of the financing round above-mentioned, the Company issued to Yorkville a warrant to purchase up to 53,571 ADSs.

Since July 8, 2019, up until September 13, 2019, Yorkville converted the rest of the principal outstanding amount under the Convertible Debentures, by converting $100 on July 8, 2019; $450 on July 23, 2019; $375 on August 30, 2019; and $325 on September 13, 2019 - refer to Note 17f for more information.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Convertible Debentures: (Cont.)

Valuation process and techniques:

The Company’s management considers the appropriateness of the valuation methods and inputs and may request that alternative valuation methods are applied to support the valuation arising from the method chosen.

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

According to IFRS 9 and IAS 32, the allocation is based on the following hierarchy:

-	Derivative and other financial instrument measured at fair value through its contractual life.
-	Financial liabilities and other complex instruments which are not recognized at fair value.
-	Equity instruments.

IFRS 9 and IAS 32 also determine that a derivative which may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments, will be defined as a financial liability, measured and presented at fair value each period. Accordingly, and as mentioned in the Securities Purchase Agreement, in the event of conversion, the number of shares to be issued is unknown (not fixed). Therefore, according to the definition mentioned above, the conversion component is classified as a financial liability that will be measured at fair value, through profit or loss, as of the Issuance Date and on any following financial reporting date (accordingly, issue expenses related to the derivative will be recorded through profit or loss). The remainder of the consideration will be attributed to the debt component and no consideration will be left to attribute to the equity instrument (issuance of 9,171 ADSs mentioned above).

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Convertible Debentures: (Cont.)

Economic methodology:

The convertible component was calculated using the Monte Carlo Simulation Model, an OPM which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the Issuance Date, (ii) each reporting date and (iii) prior to each conversion.

Hereinafter are the ranges of the parameters used:

The price of the ADS as of the valuation date ($)	2.35-3.4
The exercise price of the option (*) ($)	7
The expected volatility of the price of the ADS (%)	79.2-116.1
The risk-free interest rate for the option contractual term (%)	1.97-2.52
The expected dividends over the option’s expected term (%)	0
Maturity date	November 23, 2019

(*) The lower of $7.00 or 95% of the lowest daily VWAP during the five consecutive trading days immediately preceding the conversion date.

Hereinafter is the reconciliation of the fair value measurements (the conversion component of the Convertible Debentures) that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2018	$-
Issuance at November 23, 2018	745
Net change in fair value of the conversion component designated at fair value through profit or loss	(468)

Balance at December 31, 2018	277
Net change in fair value of the conversion component designated at fair value through profit or loss	(82)
Conversion of the proportional part out of the conversion component	(195)

Balance at December 31, 2019	$-

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

c.	Financial risk factors:

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

Foreign currency risk:

The Company is exposed to exchange rate risk resulting from the exposure to different currencies, mainly from transactions in NIS. Exchange rate risk arises from recognized liabilities that are denominated in a foreign currency other than the functional currency.

2.	Credit risks:

All cash and restricted deposits related to the Company are held in two banks in Israel which are considered financially solid.

3.	Liquidity risk:

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2019, the Company expects to settle all of its financial liabilities in less than one year.

The carrying amounts of cash and restricted deposits, and all other financial assets and liabilities approximate their fair value.

Refer to Note 1c for more information.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

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

	Year ended December 31,
	2019	2018	2017

Expenses in respect of defined contribution plans	$50	$65	$52

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 15:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli statutory corporate tax rate and real capital gains tax rate were 23% in 2019 and 2018, and 24% in 2017.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2014 tax year.

In addition, as of December 31, 2019, THR has submitted all reporting obligations until the day of its dissolution.

c.	Carryforward tax losses and other temporary differences:

The Company has accumulated tax losses since its inception.

As of December 31, 2019, the Company’s net carryforward tax losses are estimated to grow to approximately $39 million ($34 million as of December 31, 2018).

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS

a.	The Israel Securities Authority Administrative Letter of Claims against the Company:

From 2014 until 2017, the Company was subject to an administrative inquiry initiated by the Israel Securities Authority (“ISA”) which claimed that the Company allegedly breached certain disclosure duties with respect to the termination of a certain license agreement between the Company and Ramot at Tel-Aviv University Ltd. (“Ramot”). In April 2017, the Company settled the administrative inquiry and admitted (within the parameters of the administrative procedures) to certain breaches of disclosure duties, as prescribed under Israeli securities laws. The Company paid an administrative monetary sanction of $43 (the “Administrative Monetary Sum”). The entire Administrative Monetary Sum was paid by the Company during 2018.

In connection with the Administrative Monetary Sum, and pursuant to that certain provision under that certain investment agreement as of 2016 with a third-party investor (the “Investor”), the Company had to indemnify the Investor on the entire Administrative Monetary Sum, by way of cash payment or by equity payment, at the discretion of the third party. As of December 31, 2019, the Company’s debt to the Investor is still outstanding, and therefore a provision in the amount of $43 was recorded.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

b.	New License Agreement with Ramot at Tel Aviv University Ltd.:

In February 2016, the Company entered into an exclusive, irrevocable, worldwide research and license agreement with Ramot for a patent application relating to methods for treatment of cognitive decline with low doses of tetrahydrocannabinol (the “Ramot License Agreement”). The Company undertook to pay certain expenses in relation to certain IP covered under the Ramot License Agreement, and to fund further research in an amount of approximately $62. In addition, certain milestones fees and payments were set under the Ramot License Agreement.

On March 13, 2019, further to discussions between the Company and Ramot, the Company notified Ramot of its intent to terminate the Ramot License Agreement, and it was effectively terminated on May 13, 2019, without any additional costs borne by the Company. At the date of termination of the Ramot License Agreement and as of the Approval Date, the Company does not believe that said termination will have a material effect on the Company’s operations and business.

c.	License Agreement with Dekel Pharmaceuticals Ltd.:

In May 2015, the Company entered into an exclusive, irrevocable, worldwide license agreement with Dekel Pharmaceuticals Ltd. (a private company controlled by the Company’s Executive Chairman and former interim Chief Executive Officer, Dr. Ascher Shmulewitz) (“Dekel”) for certain technology and one granted U.S. patent related to compositions and methods for treating inflammatory disorders (the “Dekel License Agreement”). The Dekel License Agreement became effective in August 2015.

Pursuant to the Dekel License Agreement, the Company is obligated to pay Dekel fees based on specific milestones and royalties upon commercialization. The milestone payments include: (i) $25 upon the successful completion of preclinical trials (which milestone was met in November 2016; this milestone was paid in cash in March 2017); (ii) $75 upon the successful completion of a Phase I/IIa trial; and (iii) $75 upon the earlier of generating net revenues of at least $200 from the commercialization of the technology or the approval of the U.S. Food and Drug Administration or the European Medicines Agency, of a drug based on the licensed assets. In each case, and subject to the Company’s discretion, the respective milestone payments are payable in cash or equity based on a price per ordinary share of NIS 0.5. The royalty payments are 8% for commercialization and 35% pursuant to a sub-license of the licensed assets. The patent expiration dates of any patents maturing from this application would likely be 2029.

On July 14, 2019, an amendment to the Dekel License Agreement was signed (the “Amendment”), which encompasses the Company and Dekel’s original intention to exclude certain consumer packaged goods (meaning, inter alia, food, beverage, cosmetics, pet products and hemp based products, which are sources of nutrients or other substances which may have a nutritional effect) from the scope of the licensed products and the field of activity of the Company described in the Dekel License Agreement, which intention was not reflected in the Dekel License Agreement; therefore, the parties agreed to amend the Dekel License Agreement to reflect the foregoing clarification, as well as certain additional less material matters as discussed in the Amendment.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

c.	License Agreement with Dekel Pharmaceuticals Ltd.: (Cont.)

The Amendment also prescribes for a specific development plan under the Dekel License Agreement requiring the Company to invest in the licensed technology (as defined under the License Agreement) formulation development and maintenance a total annual investment to be capped at $350. The Amendment also included a non-compete and non-solicitation obligation by Dekel and Dr. Ascher Shmulewitz, the Executive Chairman of the Board and former interim Chief Executive Officer, towards the Company’s field of activity.

On November 13, 2019, an additional milestone under the Dekel License Agreement, in the amount of $75, was reached upon the successful completion of a Phase IIa clinical trial. The Company paid the milestone amount on April 13, 2020; accordingly, a provision in the full amount of the milestone was recorded as of December 31, 2019.

d.	Agreement with FGK Clinical Research:

On November 16, 2017, the Company entered into an agreement with FGK Clinical Research GmbH (“FGK”) to perform clinical research activities for the Tourette syndrome study that was intended to be performed in Germany during 2018. According to the agreement, FGK will provide, inter alia, regulatory writing and submissions, CRF services, supervision of the study conduct, data management and statistical analysis. During the year ended on December 31, 2019, the Company paid FGK $17 under the agreement. As of December 31, 2019, the agreement was put on hold.

e.	License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”):

On July 29, 2018, the Company entered into an exclusive, worldwide, sublicensable, royalty-bearing license with Yissum for a license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products, all within the field and the territory only, as determined in the agreement (the “Yissum License Agreement”). According to the Yissum License Agreement, the Company shall pay Yissum royalties at the rates of future net sales, subject to the royalty reductions as described in the Yissum License Agreement. The Company is also obligated to pay sublicense fees out of the sublicense consideration. All right, title and interest in and to the Yissum License Agreement shall vest solely in Yissum, and the Company shall hold and make use of the rights granted. All rights in the development results shall be solely owned by the Company, except to the extent that an employee of Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by the Company and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically included in the Yissum License Agreement.

As of December 31, 2019, the Company’s expenses due to the research program of the Yissum License Agreement and additional reimbursement for historical patent costs are approximately $133. Accordingly, a provision in that amount was recorded.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

f.	Investigator-initiated study contract with Hannover Medical School:

On April 11, 2017, the Company entered into an investigator-initiated study contract with Hannover Medical School (“MHH”) to conduct during 2018 a phase IIb clinical trial titled “A Randomized, Double-Blind, Placebo controlled study to Evaluate the Safety, Tolerability and Efficacy of Up to Twice Daily Oral THX-110 in Treating Adults with Tourette Syndrome” in treating approximately 20 Tourette syndrome subjects aged 18 to 65. Upon the execution of the agreement the Company paid the first installment in the amount of $122 out of a total estimated amount of approximately $776. Due to regulatory and strategic reasons, the Company decided to change the study design from investigator-initiated to an industry sponsored trial. During October 2017, a discussion was carried out between the Company and MHH and the latter was informed about this change and a termination letter stating the above was sent to MHH on November 19, 2017. MHH has acknowledged that part of the first instalment that was paid by the Company, in accordance with the initial agreement, will be used to set-off amounts owed under a new agreement or will be paid back to the Company.

On August 13, 2018, the Company entered into an agreement with MHH to conduct a clinical investigation and laboratory services for a randomized, double-blind, placebo-controlled proof of concept study to evaluate the safety, tolerability and efficacy of daily oral THX-110 in treating adults with Tourette syndrome in an estimated amount of $835.

g.	During October 2019, the Company received a letter of demand from a former service provider (the “Service Provider”) outlining an alleged debt of approximately $85. The Company rejects all such claims which are not supported by the facts and denies any outstanding debt owed to the service provider by the Company and under the circumstances, the Company’s management estimates that no provision is required as of December 31, 2019. In addition, as of the Approval Date, no formal claim was filed by the Service Provider on this matter.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY

a.	Composition of share capital:

	December 31, 2019		December 31, 2018
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares	300,000,000	228,788,014	300,000,000	140,252,374

Description of ADSs:

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents forty (40) ordinary shares, or the right to receive forty (40) ordinary shares, deposited with the principal Tel Aviv office of Bank Hapoalim, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary.

b.	Changes in share capital:

Issued and outstanding share capital:

	Number of ordinary shares	NIS par value

Balance at January 1, 2019	140,252,374	14,025,237

Issue of share capital - 2019 Financing Rounds (Note 17e)	65,714,120	6,571,412

Conversion of Convertible Debentures (Note 17f)	22,821,520	2,282,152

Balance at December 31, 2019	228,788,014	22,878,801

c.	Rights attached to shares:

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

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

e.	Financing Rounds:

1.	March 2019 Financing Round:

On March 28, 2019, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors to purchase (i) 642,853 of the Company’s ADSs, representing 25,714,120 ordinary shares, at a purchase price of $3.50 per ADS, in a registered direct offering (the “Registered Direct Offering”); and (ii) warrants to purchase up to 482,139 ADSs, representing 19,285,560 ordinary shares, with an initial exercise price of $3.50 per ADS (the “Warrants”), in a concurrent private placement (the “March 2019 Financing Round” and, together with the Registered Direct Offering, the “Offerings”). The March 2019 Financing Round included an investment from Yorkville that was made by converting $250 of the principal outstanding amount under the Convertible Debentures (see Note 13b).

The total gross proceeds to the Company from the Offerings was $2,000, not including the conversion above mentioned by Yorkville and net of issue expenses in the total amount of $356, out of which $248 were attributed to the Registered Direct Offering and the additional $108 were attributed to the Warrants. The closing of the sale of the ADSs and Warrants occurred on April 1, 2019.

The ADSs issued under the Registered Direct Offering were issued pursuant to a prospectus supplement dated as of March 28, 2019, which was filed with the SEC in connection with a takedown from the Company’s shelf registration statement on Form F-3 (the “Registration Statement”), which became effective on July 20, 2018.

The Warrants which were issued in the March 2019 Financing Round, along with the ADSs issuable upon their exercise, were offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

The Warrants were immediately exercisable upon issuance for a period of three years, at an exercise price of $3.50 per share. In addition, the Warrants have a cashless exercise mechanism (the “Cashless Mechanism”), which provides that if at any time after the six month anniversary of their issuance there is no effective registration statement registering, or no current prospectus available for the resale of the ADSs underlying the Warrants by the holder, then these Warrants may also be exercised, in whole or in part, at such time by means of a “cashless exercise”.

On August 22, 2019, the Company registered the resale of 459,640 ADSs underlying the Warrants. As of the Approval Date, none of the Warrants were exercised.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

e.	Financing Rounds: (Cont.)

1.	March 2019 Financing Round: (Cont.)

Valuation process and techniques:

The Company’s management considers the appropriateness of the valuation methods and inputs and may request that alternative valuation methods are applied to support the valuation arising from the method chosen.

The allocation of the consideration received from the bundle of securities is based on the method of the remainder of consideration, when there is a hierarchy regarding the financial instruments measured at fair value and the financial instruments recognized as the remainder of consideration.

Valuation of Warrants:

Since the Warrants have a cashless exercise mechanism, there is no certainty, at the time of signing the Purchase Agreement, regarding the number of ADSs that will be issued, meaning the Warrants are defined as a financial liability, and therefore, will be calculated and presented in fair value, upon the Issuance Date and at each reporting date that follows, unless the ADSs underlying the Warrants will be registered for resale and as a result the Cashless Mechanism will be cancelled and accordingly the Company will have to classify the Warrants as equity.

Valuation of ADSs:

The Company’s ADSs are an equity instrument which will set as the residual value of the proceeds, less the fair value of the Warrants.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

e.	Financing Rounds: (Cont.)

1.	March 2019 Financing Round: (Cont.)

Economic methodology:

The Warrants fair value was calculated using the Black-Scholes OPM with the following assumptions:

	March 28, 2019	August 22, 2019	December 31, 2019

Dividend yield (%)	0	0	0
Expected volatility (%)	70.12	84.97	96.46
Risk-free interest rate (%)	2.18	1.48	1.59
Expected life of Warrants (years)	3	2.58	2.24

Warrants fair value ($)	1.41	1.01	0.31

As above-mentioned, on August 22, 2019 (the “Registration Date”), the Company registered for resale 459,640 ADSs underlying the Warrants, and as a result of the registration, the Warrants were classified as equity at the fair value as of the Registration Date which was $464.

Reconciliation of the fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance of liability due to Warrants at January 1, 2019	$-
Issue of Warrants at March 28, 2019	682
Registration for resale of 459,640 ADSs underlying Warrants	(464)
Net change in fair value of the Warrant designated at fair value through profit or loss	(211)

Balance of liability due to Warrants at December 31, 2019	$7

2.	December 2019 Financing Round:

On December 3, 2019, the Company entered into definitive securities purchase agreements with institutional investors to purchase an aggregate 1,000,000 of the Company’s ADSs, representing 40,000,000 ordinary shares, at a purchase price of $1.25 per ADS in a registered direct offering (the “December Registered Direct Offering”). The proceeds to the Company from the December Registered Direct Offering were $1,029, net of issue expenses in the total amount of $221.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

f.	Additional issuance of ordinary shares/ADSs:

Further to the matter discussed in Note 13b, since July 8, 2019, up until September 13, 2019, Yorkville converted the rest of the principal outstanding amount under the Convertible Debentures, by converting $100 on July 8, 2019; $450 on July 23, 2019; $375 on August 30, 2019; and $325 on September 13, 2019, in which following the conversions, the Company issued to Yorkville 570,538 ADSs, representing 22,821,520 ordinary shares. The total consideration, including the conversion of $250 as part of the 2019 March Financing Round, was $1,507.

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The cost of share-based payment recognized in the financial statements:

The expenses due to share-based compensation for the years ended December 31, 2019, 2018 and 2017, recognized in the financial statements in respect of the share option plan of the Company is shown in the following table, detailed by departments:

	Year ended December 31,
	2019	2018	2017

Research and development expenses	$165	$109	$103
General and administrative expenses	388	495	759

	$553	$604	$862

1.	The 2005 and 2015 ESOP of the Company:

During 2005, the Board adopted the 2005 Employees Share Option Plan (the “2005 ESOP”). Ten years later the Board adopted a new plan - the 2015 Employees Share Option Plan (the “2015 ESOP”). Under both the 2005 ESOP and 2015 ESOP, the Company may grant its employees and other service providers options to purchase the Company’s ordinary shares (“Share Options”).

On November 13, 2019, the Board reserved an additional number of 19,000,000 Share Options for the purposes of the 2015 ESOP, bringing the amount of Share Options reserved under the 2015 ESOP to 50,000,000, out of which a total of 7,971,963 were still available for grant as of December 31, 2019.

Each ADS option (“ADS Options”) granted under the 2015 ESOP represents forty (40) Share Options and vice versa.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The cost of share-based payment recognized in the financial statements: (Cont.)

2.	On March 12, 2019, the Board of directors approved and granted 82,000 ADSs options (equal to 3,280,000 Share Options) under the 2015 ESOP to a new consultant of the Company. The exercise price was set at $6.00 per ADS Option.

The fair value for ADS Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

Dividend yield (%)	0
Expected volatility (%)	76
Risk-free interest rate (%)	2.61
Expected life of share options (years)	10

The fair value of the ADSs options was set at $3.20 per ADS Option.

3.	On October 10, 2019 (the “Grant Date”), the Board approved the grant of 709,000 ADS Options (equal to 28,360,000 Share Options) under the 2015 ESOP to directors, officers and employees, some of which required the approval of the general meeting of the Company’s shareholders (the “General Meeting”), which occurred on January 15, 2020. Following the resignation of some directors and employees on December 31, 2019, 150,000 ADS Options (equal to 6,000,000 Share Options) were not granted. Out of the 559,000 ADS Options that were granted, 97,680 ADS Options didn’t require the General Meeting’s approval. The date of commencement for all ADS Options granted, the date on which the vesting started, was the Grant Date. The exercise price was set at $3.00 per ADS Option.

According to IFRS 2, “Share-based Payment”, the fair value of the ADS Options was estimated using the Black-Scholes OPM, in which the fair value estimation for the ADS Options which required the General Meeting’s approval was calculated based on parameters as of December 31, 2019.

Based on the above-mentioned, hereinafter are the parameters used in order to estimate the fair value of the ADS Options using the Black-Scholes OPM:

	October 10, 2019	December 31, 2019

Underlying ADS price	2.2	1.116
Dividend yield (%)	0	0
Expected volatility (%)	70	73
Risk-free interest rate (%)	1.67	1.91
Expected life of share options (years)	10	9.78

The fair value of the ADSs options approved on October 10, 2019 by the Board, and on January 15, 2020 at the General Meeting (valuated as of December 31, 2019) was set at $1.63 and $0.73, per ADS Option, respectively.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options or ADS Options, the weighted average exercise prices of Share Options or ADS Options and changes in directors (and former directors), officers, employees and consultants Share Options or ADS Options during the years ended on December 31, 2019 and 2018:

	Number of share options	Weighted average exercise price	Number of ADS Options	Weighted average exercise price
		USD		USD
2019:

Share/ADS Options outstanding at the beginning of the year	17,813,037	$0.15	445,326	$6.18
Share/ADS Options granted during the year	25,640,000	0.08	641,000	3.38
Share/ADS Options forfeited during the year	(375,000)	0.14	(9,375)	5.60
Share/ADS Options expired during the year	(1,050,000)	0.19	(26,250)	7.60

Share/ADS Options outstanding at the end of the year	42,028,037	0.12	1,050,701	4.69

Share/ADS Options exercisable at the end of the year	16,569,685	0.17	414,242	6.68

2018:

Share/ADS Options outstanding at the beginning of the year	22,719,525	0.17	567,988	6.72
Share/ADS Options forfeited during the year	(750,000)	0.14	(18,750)	5.60
Share/ADS Options expired during the year	(4,156,488)	0.16	(103,912)	6.53

Share/ADS Options outstanding at the end of the year	17,813,037	0.15	445,326	6.18

Share/ADS Options exercisable at the end of the year	9,138,863	$0.16	228,472	$6.58

2.	The weighted average fair value of Share Options and ADS Options granted during 2019 was $0.03 and $1.18, respectively. No Share/ADS Options were granted during 2018.

3.	The weighted average remaining contractual life of the Share/ADS Options outstanding was 7.47 years and 4.99 years as of December 31, 2019 and 2018, respectively.

4.	The range of exercise prices of Share Options outstanding at the end of the year was $0.075 - $0.31 as of December 31, 2019, and $0.13 - $0.28 as of December 31, 2018.

The range of exercise prices of ADS Options outstanding at the end of the year was $3 - $12.4 as of December 31, 2019, and $5.20 - $11.20 as of December 31, 2018.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2019	2018	2017
a.	Research and development expenses:
	Wages and related expenses	$435	$667	$321
	Share-based payment	165	109	103
	Regulatory, professional and other expenses	437	595	316
	Research and preclinical studies	277	593	362
	clinical studies	240	692	511
	Chemistry and formulations	85	54	330

		1,639	2,710	1,943

b.	General and administrative expenses:
	Wages and related expenses	382	761	808
	Share-based payment	388	495	759
	Professional and directors’ fees	1,065	1,154	1,007
	Business development expenses	387	1,323	74
	Regulatory expenses	112	72	80
	Office maintenance, rent and other expenses	72	198	211
	Investor relations and business expenses	63	368	871

		2,469	4,371	3,810

c.	Other expenses:
	Impairment of goodwill	-	160	-
	Capital loss from sale of property and equipment	-	-	1

		-	160	1

d.	Finance income:
	Net change in fair value of financial liabilities designated at fair value through profit or loss	(292)	(468)	-
	Exchange rate differences, net	(2)	(303)	-
	Finance income from the convertible loan	(11)	(35)	-
	Intercompany finance income	-	(22)	-
	Interest income on bank deposits	-	-	(1)

		(305)	(828)	(1)

e.	Finance expenses:
	Finance expenses due to the convertible debentures	536	112	-
	Issue expenses related to issuance of warrants	108	-	-
	Interest expense in respect of leases	19	-	-
	Finance expenses from interest and commissions	13	9	5
	Exchange rate differences	-	-	486

		$676	$121	$491

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 20:- LOSS PER SHARE/ADS

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2019		2018		2017
Amounts used in the computation of basic and diluted loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss
	In thousands	USD	In thousands	USD	In thousands	USD

Continuing operations:

Basic loss per share	171,593	$(4,479)	139,924	$(6,534)	116,743	$(6,244)

Effect of potential dilutive ordinary shares (**)	-	-	19,433	(395)	-	-

Diluted loss per share	171,593	(4,479)	159,357	(6,929)	116,743	(6,244)

Discontinued operations:

Basic and Diluted loss per share	171,593	(315)	139,924	(1,989)	-	-

Effect of potential dilutive ordinary shares (**)	-	-	19,433	-	-	-

Diluted loss per share	171,593	$(315)	159,357	$(1,989)	-	$-

(*)	In order to calculate the weighted number of ADSs, the weighted number of ordinary shares was divided by 40 (refer to Note 1a).

(**)	Due to the effect of the Convertible Debentures.

b.	The computation of diluted loss per share or ADS did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	Ordinary share or ADS Options to employees, officers, directors and consultants; and

2.	Non-marketable warrants to investors.

NOTE 21:-	OPERATING SEGMENTS

The Company applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Company’s management, which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Company’s management determined that as of December 31, 2019, the Company has one reportable segment - Development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation). The pain clinic services segment, including lab services (THR’s operation), was terminated on March 26, 2019 (see Note 4).

Since both segments did not generate any revenues during 2019, the Company decided that a detailed note regarding operating segments would not add any material information to these financial statements.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 22:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2019		December 31, 2018
	Key management personnel	Other related parties	Key management personnel	Other related parties

Current liabilities	$208	$-	$511	$629

b.	Transactions with related parties (not including amounts described in Note 22c):

	Year ended December 31,
	2019	2018	2017

Research and development expenses	$75	$75	$-

General and administrative expenses	$-	$769	$1

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2019	2018	2017

Short-term benefits	$948	$1,379	$1,043

Cost of share-based payment	$275	$520	$312

d.	Material agreements signed with related parties:

Refer to Note 16c for information regarding the Dekel License Agreement, a private company controlled by the Company’s Executive Chairman and former interim Chief Executive Officer, Dr. Ascher Shmulewitz.

As mentioned in Note 16c and in Note 22a and 22b above, a liability due to a milestone in the amount of $75 was recorded as of December 31, 2019.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	EVENTS AFTER THE REPORTING DATE

a.	On January 15, 2020, the General Meeting approved an increase of the Company’s authorized share capital to 1,000,000,000 ordinary shares.

b.	On January 15, 2020, the Company entered into a bridge loan agreement (the "Bridge Loan") with a third party, in which the third party lent to the Company $50 (the "Bridge Loan Amount"). On April 17, 2020, the Bridge Loan Amount was fully repaid by the Company, including interest in the amount of $2. Accordingly, the Bridge Loan was terminated with no further effect.

c.	In December 2019, a novel strain of coronavirus (“COVID-19”), was identified in Wuhan, China. This virus continued to spread globally and, as of June 2020, has spread to approximately 200 countries, including Israel. The spread of COVID-19 from China to other countries has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of COVID-19. As of the Approval Date, restrictions are still imposed on businesses and the public in Israel and around the world; although, the government of Israel has gradually begun to remove most of the restrictions. There can be no assurance that these lifted restrictions are not reimplemented or that additional restrictions will be lifted.

Due to the impact of the COVID-19 pandemic on the business, consultants and service providers of the Company, the Company was unable to file its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) by the normally prescribed deadline of April 30, 2020, due to insufficient time to facilitate the internal and external review process. The Company filed its Annual Report on June 15, 2020, 45 days after the original due date of its Annual Report, in reliance upon the exemption set forth in the Securities and Exchange Commission’s March 25, 2020 Order (Release No. 34-88318) (the “Order”), which under certain conditions exempts reporting companies form making certain filings required under the Securities and Exchange Act of 1934, as amended, for up to 45 after the normally prescribed deadline.

The Company’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout Israel and the world. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members for the past several weeks, including the temporary closures of its offices and having team members work remotely.

The Company is still assessing its business operations and system supports and the impact that the COVID-19 may have on the results and financial condition. To date, the Company has taken action to reduce its operating expenses in the short term, but there can be no assurance that these remedial measures will enable the Company to avoid part or all of any impact from the spread of the COVID-19 or its consequences, including downturns in business sentiment generally or in its sector in particular. In addition, the impact of COVID-19 may cause delays to future clinical trials and may make it difficult for to recruit patients to clinical trials.

The Company will continue to monitor the situation, in which as described above, the Company expects the COVID-19 to continue having an impact on the Company’s operations and the entire world during the following months.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	EVENTS AFTER THE REPORTING DATE (CONT.)

d.	On March 19, 2020, the Company entered into a securities purchase agreement pursuant to which it will make a private placement (the “Private Placement”) with Dekel, of convertible promissory notes (the “Notes”), with an aggregate original principal amount of approximately $350, at an aggregate purchase price of $315 in several tranches, spread across a twelve-month period. In addition, the Company issued a warrant to purchase up to 314,285 ADSs of the Company (the “Private Placement Warrant”) and 40,000 ADSs. The initial tranche of the Private Placement is for a principal amount of $220 at a purchase price of $198.

The Notes will be unsecured, have a maturity date of March 23, 2021, bear interest at a rate of 12% per annum, and may be converted, at the election of the holder, into ADSs at an initial conversion price of $0.35 per ADS (the “Fixed Conversion Price”), subject to adjustments. After the six-month anniversary of the issuance of the Notes, the conversion price shall be equal to the lower of the Fixed Conversion Price or 70% of the lowest trading price of the ADSs as reported on the Nasdaq Capital Market or any exchange upon which the ADSs or ordinary shares of the Company are traded at such time, for the 20 prior trading days including the day upon which a notice of conversion is received by the Company or its transfer agent.

The Private Placement Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five-year anniversary of the date of issuance, at an initial exercise price of $0.35 per ADS, subject to adjustment.

e.	On April 1, 2020 the Company entered into a definitive securities purchase agreement (the “April 2020 Purchase Agreement”) with institutional investors to purchase of 4,166,668 units, each consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one Series B warrant to purchase one ADS, at a purchase price of $0.2999 per unit. The Series B warrants will have an exercise price of $0.43 per ADS, will be exercisable upon issuance and will expire five years from the date of issuance. The offering resulted in gross proceeds to the Company of approximately $1,250. The closing of the sale of the securities took place on April 3, 2020.

After the closing of the April 2020 Purchase Agreement and until the Approval Date, all pre-funded warrants were exercised. In addition, 4,161,666 of the Series B warrants were exercised pursuant to a cashless exercise mechanism as described in the April 2020 Purchase Agreement for no further consideration to the Company. As of the Approval Date, there were 5,000 Series B warrants unexercised.

f.	As part of the changes in the Board’s composition, and pursuant to the resignation of Dr. Yafit Stark and Mr. Zohar Heiblum from the Board on December 31, 2019, during March 2020 Mr. Amit Berger resigned his office as a Board member. All three former directors resigned for personal reasons and not due to any dispute with management. In March 2020, two new independent members were elected to fill vacancies on the Board - Mr. Todd Viollete and Mr. Gilad Bar Lev. In May 2020, Prof. Ari Shamiss and Mr. Arie Webber also were elected to fill a vacancy as independent Board members.

THERAPIX BIOSCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	EVENTS AFTER THE REPORTING DATE (CONT.)

g.	On April 22, 2020, the Company announced the appointment of Mr. Gilad Bar-Lev as Chief Executive Officer of the Company, effective as of May 6, 2020. Mr. Bar-Lev replaced Dr. Ascher Shmulewitz at his position as the interim Chief Executive Officer of the Company, while the former remains a Board member (that is not considered independent). Dr. Shmulewitz will continue to serve as the Executive Chairman of the Board.

h.	On May 15, 2020, the Company entered into a series of transactions (together, the “Joint Venture Transaction”), including a definitive share transfer agreement with Capital Point Ltd. (“Capital Point”), an Israeli holding company traded on the Tel Aviv Stock Exchange, and Evero, pursuant to which Capital Point will sell to Evero 5,952,469 ordinary shares, NIS 0.01 par value each, of Coeruleus Ltd. (the “Purchased Coeruleus Shares” and “Coeruleus,” respectively), an Israeli company, and an affiliated company (in which Capital Point owns approximately 40% the issues and outstanding share capital) of Capital Point, engaged in, among others, developing innovative medications based on the active generic substance flumazenil, including a sublingual spray to reduce the side effects of hypnotic sleep medication, and a sublingual spray to improve function and quality of life in patients with hepatic encephalopathy. The Purchased Coeruleus Shares represent approximately 35% of the issued and outstanding share capital of Coeruleus. In consideration thereof, Evero issued and sold to Capital Point 176,470 ordinary shares, NIS 1.00 par value each, constituting 15% of the issued and outstanding share capital of Evero. Following the transaction Capital Point will hold approximately 5% out of Coeruleus issued and outstanding share capital.

As part of the Joint Venture Transaction, the Company transferred to Evero its THX-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement. In addition, the Company issued to Capital Point a warrant (the “Capital Point Warrant”) to purchase $340 of ADSs of the Company. Pursuant to the terms of the Capital Point Warrant, the exercise price per ADS is equal to the closing price of the Company’s ADSs on the trading day on which the notice of exercise was actually received by the Company, and shall be paid by transferring to the Company a duly executed share transfer deed for such number of ordinary shares of Evero, where each ordinary share of Evero shall be valued at $35.50. The Capital Point Warrant will be exercisable for twelve-months starting from the twelve-month anniversary of the issuance date, which was May 15, 2020.

- - - - - - - - - - - - - - - - - - - - - - - - -