Form 20-F
period 2020-12-31
SciSparc Ltd./ADR
filed 2021-03-30
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:  001-38041

SCISPARC LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

20 Raul Wallenberg St.

Tower A, 2nd Floor

Tel Aviv 6971916, Israel

(Address of principal executive offices)

Amity Weiss

Chief Executive Officer

Tel: +972-3-6103100

Email: amitaiweis@gmail.com

20 Raul Wallenberg St.

Tower A, 2nd Floor

Tel Aviv 6971916, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class
American Depository Shares each representing 140
Ordinary Shares, no par value (1)
Ordinary Shares, no par value (2)

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

145,148,593 Ordinary Shares, no par value, as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐        No ☒

i

ii

INTRODUCTION

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, the Company is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD and/or other cannabinoid receptors, or CBR, agonists: SCI-110 (formerly THX-110) for the treatment of Tourette syndrome, or TS, for the treatment of obstructive sleep apnea, or OSA, and for the treatment of Alzheimer’s disease and agitation; SCI-160 (formerly THX-160) for the treatment of pain; and SCI-210 (formerly THX-210) for the treatment of Autism Spectrum Disorder, or ASD, and epilepsy.

SCI-110 is a combination therapy candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary Palmitoylethanolamide, or PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which has strong potential to treat TS, OSA and Alzheimer’s disease and agitation.

SCI-160 is a novel pharmaceutical preparation containing a cannabinoid receptor type 2, or CB2 receptor, agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, a member of the SciSparc Scientific Advisory Board.

We believe that modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Also based on the “entourage effect,” we are developing SCI-210, a proprietary novel preparation candidate containing non-psychoactive CBD and CannAmide™. SCI-210 is intended for the treatment of ASD and epilepsy. On February 9, 2021, we announced that we have begun commercial production of our proprietary PEA oral tablets CannAmide™, which will be marketed to pharmacies and other retail outlets across Canada following our entering into a distribution agreement.

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the German Federal Institute for Drugs and Medical Devices and the Israeli Ministry of Health for our SCI-110 program for TS. In addition, we announced in November 2019 positive topline results from our Phase IIa clinical study in OSA, which we believe suggests that SCI-110 positively affects symptoms in adult subjects with OSA. Following the recent successful completion of the Phase IIa OSA clinical study, we are now assessing business and clinical strategies for further development of this program.

In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. Sporadic observation in healthy or sick individuals indicated that cannabis products and in particular THC have calming and anti-anxiety effects. Based on our pre-clinical and clinical experience using SCI-110 we believe that this treatment may potentially be found to be more safe and efficacious than THC alone. Similarly, following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of SCI-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD. In addition, in March 2021, we announced an agreement with The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, to examine the potential role of SCI-210 on status epilepticus.

For our proprietary SCI-160, we are continuing the pre-clinical studies for mechanism of action evaluation and identifying pain indication and formulation development.

In July 2019, we announced the issuance of a product license for our proprietary formulation containing the active compound PEA oral tablet, CannAmide™ (TheraPEA), by Canada’s Natural and Non-Prescription Health Products Directorate, or the NNHPD, for the recommended use as an anti-inflammatory and to help relieve chronic pain. This license was issued by the NNHPD under the authority of the Natural Health Products Regulations. Dosage form of the described natural health product is tablets composed of 400 milligrams of PEA with a recommended dose of one tablet up to three times a day. Chronic pain is estimated to affect 38% of people worldwide, and according to an analysis by the World Health Organization, half of the most prevalent conditions responsible for living with disability is characterized by the presence of different kinds of pain. With the NNHPD license, we are able to offer safe and beneficial non-opiate pain management products. CannAmide™’s active compound PEA is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or to no possibility for abuse. Although numerous clinical trials have shown the favorable effect of PEA, as a raw material agent it has low solubility. CannAmide™ formulation was designed to increase PEA solubility and absorption.

We were incorporated under the laws of the State of Israel on August 23, 2004. From March 2017 until July 2020, our American Depositary Shares, or ADSs, were listed on the Nasdaq Capital Market, or Nasdaq. On July 2, 2020, our ADSs were suspended from Nasdaq due to our failure to meet the shareholders equity requirements of Nasdaq. On September 21, 2020, our ADSs were officially delisted from Nasdaq. Since December 8, 2020, our ADSs have been quoted on the OTCQB, under the symbol “SPRCY.” Each of our ADSs represents 140 of our Ordinary Shares.

Unless otherwise indicated, all references to the “Company,” “we,” “us, “our” and “SciSparc” refer to SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F, or the Annual Report, are translated using a rate of NIS 3.215 to USD 1.00, the last exchange rate published by the Bank of Israel by December 31, 2020.

On September 17, 2020, our shareholders approved a reverse split of our share capital by a ratio of up to 20:1, to be effective at the ratio and date to be determined by our Board of Directors. On October 1, 2020, our Board of Directors resolved that the final ratio for the reverse split will be 20:1, or the Reverse Split. The Reverse Split became effective after the close of business on October 16, 2020. Concurrently with the Reverse Split, we changed the ratio of the ADSs to our Ordinary Shares from each ADS representing 40 Ordinary Shares to each ADS representing 140 Ordinary Shares. This resulted in a reverse split on our American Depositary Receipt program, or the ADS Split. All descriptions of our share capital, including share amounts and per share amounts, and descriptions of the ADSs in this Annual Report are presented after giving effect to the Reverse Split and ADS Split, respectively.

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

Forward-looking statements include, but are not limited to, statements about:

●	our ability to raise capital through the issuance of additional securities;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	the overall global economic environment;

●	the impact of COVID-19 and resulting government actions on us;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	the impact of competition and new technologies;

●	changes in our strategy;

●	litigation;

●	our intention to apply to list our ADSs on Nasdaq, at such time that we believe that we meet Nasdaq’s listing requirements; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report.

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

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3.D of this Annual Report and the other reports and documents filed by us with the SEC.

Risks Related to Our Financial Condition and Capital Requirements

●	We are a specialty clinical-stage pharmaceutical company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our product candidates.
●	We have not generated any revenue from the sale of our current product candidates and may never be profitable.
●	We expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations.

Risks Related to the Discovery and Development of Our Product Candidates

●	We are heavily dependent on the success of our product candidates, which are in the late stages of pre-clinical development or early stages of clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.
●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results. We may also find it difficult to enroll patients in our clinical studies. Difficulty in enrolling patients could delay or prevent clinical studies of our product candidates.
●	If the FDA does not conclude that our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for our product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.
●	In respect of our product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct our preclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
●	We will rely on third parties to manufacture our active pharmaceutical ingredient, or API, and formulations. Our business could be harmed if those third parties fail to provide us with sufficient quantities of our needed supplies, or fail to do so at acceptable quality levels or prices.

Risks Related to Commercialization of Our Product Candidates

●	If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.
●	We face intense competition and rapid technological change and the possibility that our competitors may discover, develop or commercialize therapies that are similar, more advanced or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our product candidates.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively in our markets. Further, if we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
●	We may not be able to identify infringements of our patents and accordingly the enforcement of our intellectual property rights may be difficult.

Risks Related to Our Business Operations

●	From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements. Similarly, we may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate.
●	We will need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.

Risks Related to the Ownership of Our Securities

●	There currently is not, and we may not be able to establish, a liquid market for the ADSs or attract the attention of research analysts at major brokerage firms.
●	Since our securities are quoted on the OTCQB, our securities holders may face significant restrictions on the resale of our securities due to state “Blue Sky” laws.
●	If our Ordinary Shares or ADSs are subject to the penny stock rules, this may make it more difficult to sell our shares.
●	We will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders.
●	An active and visible public trading market for the ADSs may not develop and the market for the ADSs is limited.

Risks Related to Israeli Law and Our Operations in Israel

●	Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.
●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Removed and reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have historically incurred substantial net losses; including net losses of approximately $3.5 million for the year ended December 31, 2020 and net losses of approximately $4.7 million in 2019. As of December 31, 2020, we had an accumulated deficit of approximately $55.2 million.

We have devoted substantially all of our financial resources to develop our product candidates, and more recently, to a lesser degree, we have been searching for strategic transactions. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our product candidates, the demand for our product candidates, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk and we have mainly focused our business on the development of cannabinoid molecules since August 2015. We are in the late stages of preclinical and at the early stages of clinical development for our product candidates, we have not yet commenced pivotal clinical studies for any product candidate. Although we have begun early commercialization efforts for our proprietary PEA oral tablets formulation, CannAmide™, which we expect will be marketed to pharmacies and other retail outlets across Canada following our entering into a distribution agreement(s), it may be several years, if ever, before we complete pivotal clinical studies and have our lead product candidate approved for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of the markets for which our product candidates may receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

We expect to continue to incur significant losses until we are able to commercialize our main product candidates, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

●	continue the research and development of our product candidates;

●	expand the scope of our current clinical studies for our product candidates;

●	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

●	establish a sales, marketing and distribution infrastructure to commercialize our product candidates;

●	seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of our current product candidates;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product candidate development and planned future commercialization efforts.

We have not generated any revenue from the sale of our current product candidates and may never be profitable.

We have not yet commercialized any of our main product candidates and have not generated any revenue since the date of our inception. Although we have begun early commercialization efforts for our proprietary PEA oral tablets formulation. CannAmide™, we do not currently expect the sale of CannAmide to result in material revenues, nor is CannAmide™ our lead product candidate. We do not know whether or when we will become profitable. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our product candidates and on the demand for our product candidates. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, one or more of our product candidates. Our ability to generate future revenue from product candidate sales depends heavily on our success in many areas, including but not limited to:

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

As of December 31, 2020, our cash was approximately $1.95 million, we had a working capital of approximately $1.42 million and an accumulated deficit of approximately $55.2 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash will be sufficient to fund operations at least through March 31, 2022. We expect that we will require substantial additional capital to commercialize our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

Identifying and qualifying patients to participate in clinical studies of our product candidates is critical to our success. The timing of our clinical studies depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical studies if we encounter difficulties in enrollment. The evolving COVID-19 pandemic may directly or indirectly impact the pace of enrollment in our clinical studies as patients may avoid or may not be able to travel to healthcare facilities and physicians’ offices unless due to a health emergency and clinical study staff can no longer get to the clinic. Additionally, such facilities and offices have been and may continue to be required to focus limited resources on non-clinical trial matters, including treatment of COVID-19 patients, thereby decreasing availability, in whole or in part, for clinical trial services. –Our business and operations have been and are likely to continue to be adversely affected by the COVID-19 global pandemic. See “Risks Related to Our Business Operations” for additional information.

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

We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for our product candidate- SCI-110 and potentially for our drug candidate SCI-210. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act of 1938, as amended, or the FDC Act, or Section 505(b)(2). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe TS patients would require pharmacological treatment. We further responded in January 2018 by providing additional information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to the fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After we had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about our ability to limit the use of the product to the subset of patients we are pursuing. Due to the fact that we disagree with this concern, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March we sent our response to the FDA.

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

We will rely on third parties to manufacture our API and formulations. Our business could be harmed if those third parties fail to provide us with sufficient quantities of our needed supplies, or fail to do so at acceptable quality levels or prices.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, to the best of our knowledge, multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW Pharmaceuticals PLC, or GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW is developing a cannabidivarin, or CBDV, based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy and schizophrenia. Zynerba Pharmaceuticals, Inc., or Zynerba, is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies and ASD. Skye Bioscience, Inc., or Skye is focused on developing proprietary, synthetic cannabinoid-derived molecules to treat glaucoma and other diseases with significant unmet need.  Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus and non-alcoholic steatohepatitis, or NASH. RespireRx Pharmaceutical Inc., or RespireRx, developing Dronabinol for OSA treatment.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, or the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The following are among the provisions established by the ACA of greatest importance to the pharmaceutical and biotechnology industry:

●	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	expansion of the entities eligible for discounts under federal 340B;

●	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●

establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. This center is currently focused on the following priorities:

●         testing new payment and service delivery models;

●         evaluating results and advancing best practices; and

●         engaging a broad range of stakeholders to develop additional models for testing.

●	implementation of the federal physician payment transparency requirements, or the Sunshine Act. The Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act, or the SUPPORT Act, signed into law by President Trump on October 24, 2018, expanded Sunshine Act reporting to include data for physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwifes. The amendment applies to reports submitted to CMS on or after January 1, 2022.

Some of the provisions of the ACA have yet to be fully implemented, and there have been legal and political challenges to certain aspects of the ACA. The ACA may be modified, amended or repealed at any time and may or may not be replaced with a different law or health care payment system. The ACA is expected to continue to have a significant impact on the health care industry. With regard to pharmaceutical product candidates, among other things, the ACA may expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. Since the enactment of the ACA, numerous regulations have been issued providing further guidance on its requirements. The ACA continues to be implemented through regulation and government activity but is subject to possible amendment, additional implementing regulations and interpretive guidelines. Several states have decided not to expand their Medicaid programs and are seeking alternative reimbursement models to provide care to the uninsured. The manner in which these issues are resolved could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare.

In 2016, CMS issued a final rule regarding the Medicaid Drug Rebate Program that, among other things, revised the manner in which the AMP is calculated by manufacturers participating in the program and implemented certain amendments to the Medicaid rebate statute created under the ACA. In addition, on December 21, 2020, CMS issued a final rule that made changes to the Medicaid Drug Rebate Program regulations in several areas, including some changes to the treatment of value-based purchasing arrangements and price reporting for patient benefit programs sponsored by pharmaceutical manufacturers.

Two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or the TCJA, includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, that is commonly referred to as the “individual mandate.’’ Additionally, on January 22, 2018, then President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is an inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. While the Texas U.S. District Court Judge, as well as the Trump administration and CMS have stated that the ruling will have no immediate effect, it is unclear how this decision, subsequent appeals, and other efforts to modify, amend or repeal and replace the ACA will impact the ACA and our business, although the Biden administration has indicated that it will support and expand upon the ACA. There can be no assurances that the implementation of the ACA or any subsequent modifications or legal challenges will not adversely impact our operations and financial condition.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions, known as Medicare sequestration adjustments, went into effect in 2013. However, under the Coronavirus Aid, Relief, and Economic Securities Act of 2020 and related legislation, Medicare sequestration adjustments from May 1, 2020 through March 31, 2021 have been suspended, though sequestration has been extended through 2030. Additionally, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, including the former Administration’s budget for fiscal year 2020, there were further drug price control measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part D, to continue to allow some states to negotiate drug prices under Medicaid through supplemental rebate negotiations and other mechanisms, and legislation was introduced to eliminate cost sharing for generic drugs for Part D low-income patients.

In addition, in November 2020, the U.S. Department of Health and Human Services, or DHHS, finalized a regulation aimed at lowering prescription drug prices and out-of-pocket spending for prescription drugs by excluding rebates on prescription drugs paid by manufacturers to or purchased by Medicare Part D plan sponsors or pharmacy benefit managers, or PBMs, acting under contract with Medicare Part D plan sponsors from the existing discount safe harbor under the federal Anti-Kickback Statute, or the AKS Statute. The regulation reflects the first change to the AKS Statute discount safe harbor since the Medicare Part D program was established. In addition to the rebate exclusions, two new safe harbors were added. One of these new safe harbors protects point-of-sale reductions in price from a manufacturer to a plan sponsor under Medicare Part D or a Medicaid Managed Care Organization, or MCO, for a prescription drug payable, in whole or in part, by a plan sponsor under Medicare Part D or a MCO, provided certain conditions are met. The other protects certain fixed-fee services arrangements between manufacturers and PBMs.

Congress and the executive branch have each indicated that it will continue to seek new legislative or administrative measures to control drug costs. At the state level, legislatures have been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, drug price increases, and, in some cases, designed to encourage importation from other countries and bulk purchasing. On the federal level, the Trump administration issued a final rule in 2020 for the safe importation of drugs from Canada and other countries. We also expect the Biden administration to support drug importation. During the 2020 presidential campaign, President Biden also supported a proposal to limit drug price increases to no more than the inflation rate.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

The COVID-19 pandemic may adversely affect any potential future revenues, results of operations and financial condition.

COVID-19 and the various precautionary measures taken by many governmental authorities around the world to limit its spread has had a severe effect on global markets and the global economy. The extent to which the coronavirus impacts our business and operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the nature and extent of governmental actions taken to contain or treat its impact and the availability, costs, effectiveness and public acceptance of any FDA-approved vaccines, among others. COVID-19 and official actions taken in response to it have caused a major slowdown in overall economic activity in the U.S. and elsewhere, curtailed consumer spending and made it more challenging to adequately staff and manage our business and operations. At this time, it is still difficult to assess whether the COVID-19 pandemic and official responses could cause a material adverse effect on our results of operations and financial condition. The COVID-19 pandemic and official responses could further divert the attention and efforts of the medical community to coping with COVID-19 and disrupt the market place in which we operate. Any outbreak of COVID-19 among our executives and key employees or their families and loved ones could disrupt our management and operations and adversely affect our results of operations and financial condition.

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

Our former chairman and chief executive officer, Dr. Ascher Shmulewitz, may threaten to terminate an agreement with respect to intellectual property rights that we license from an entity controlled by Dr. Shmulewitz.

In May 2015, we entered into a license agreement, which, following an amendment thereto in August 2015, became effective, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, our former chairman and chief executive officer, under which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. See Item 7.B. “Related Party Transactions—Dekel License Agreement.”

We do not have any agreement with Dr. Shmulewitz to present us with business opportunities he may wish to pursue, subject only to his duties under Israeli law, and we do not have proprietary rights to Dr. Shmulewitz’ inventions that are not included under the consulting and services agreement we previously had entered into with him (pertaining solely to the field of immunomodulators including cannabinoids to treat chronic pain and inflammation).

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

In August 2020, Dr. Shmulewitz was replaced by Mr. Amity Weiss, who was appointed as our Chief Executive Officer. In February 2021, we received a request from Dr. Shmulewitz to provide him with information in regards to our compliance with Dekel license agreement. While we have no reason to believe that we are not complying with material terms of Dekel license agreement, we cannot provide assurances that Dr. Shmulewitz will not threaten to terminate the agreement. If a dispute arises between us and Dekel under the license agreement, we cannot assure you that our business will not impeded or materially harmed by such dispute.

Risks Related to Our Business Operations

From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements. Similarly, we may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate.

From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. We may never enter into definitive agreements after signing a letter of intent and/or entering into a term sheet or other similar arrangement for a multitude of reasons, including, but not limited to, regulatory, operational, financial and other considerations. There may also be forces outside of our control that have an effect on our ability or decision as to whether we enter into such definitive agreements. As a result, there can be no assurance that upon signing a letter of intent and/or entering into a term sheet or similar arrangement, that we will enter into definitive documents. This could have a material adverse effect on our reputation and could cause us to incur expenses if any legal claims arise as a result thereof. For example, in November 2019, we entered into a memorandum of understanding with Heavenly Rx, Ltd., or Heavenly Rx, pursuant to which we and Heavenly Rx agreed to pursue a business combination. In accordance with the memorandum of understanding between the parties, any transaction between the parties remained subject to entry into definitive agreements, and to shareholder and regulatory approvals. We never entered into definitive agreements and do not expect to do so.

Similarly, we may strategically invest into various pharmaceutical companies. However, we can offer no assurance that the value of our investment will increase or that it will not fluctuate because the value of our investments may be adversely affected by a number of factors, such as negative changes in a company’s results of operations, cash flows, financial position and accounting impairment.

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

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

●	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the federal physician sunshine requirements under the ACA requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the ACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

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

Our business and operations have been and are likely to continue to be adversely affected by the COVID-19 global pandemic.

Our operations and business have been and are likely to continue to experience disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout Israel and the world. To date, we have taken action to reduce our operating expenses in the short term. As part of the cut to our operating expenses, our Chief Technologies Officer has been on temporary unpaid leave between May 2020 to September 2020, further enabling us to reduce our operating expenses during the COVID-19 pandemic. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular.

In addition, the impact of COVID-19 may cause delays to all of our future research and development operations, including but not limited to our products development, manufacturing, pre-clinical and clinical trials, and may make it difficult for us to recruit patients to all of our clinical trials, and keep all of our research and development projects on time.

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

The use of any of our product candidates and marketed products could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability or similar claims. The pharmaceutical and nutraceuticals industries have historically been litigious, and we face financial exposure to product liability or similar claims if the use of any of our products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

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

Risks Related to the Ownership of Our Securities

There currently is not, and we may not be able to establish, a liquid market for the ADSs or attract the attention of research analysts at major brokerage firms.

The ADSs are quoted currently quoted on the OTCQB. As a result of a lack of a liquid market, investment banks may be less likely to agree to underwrite or place secondary offerings on behalf of us. If this occurs, it would have a material adverse effect on us.

We cannot predict whether an active market for the ADSs will ever develop in the future. In the absence of an active trading market:

●	investors may have difficulty buying and selling or obtaining market quotations for the ADSs;

●	market visibility for the ADSs may be limited; and

●	a lack of visibility for the ADSs may have a depressive effect on the market price for the ADSs.

The ADSs were listed on Nasdaq from March 2017 through July 2020, and have been quoted on the OTCQB since December 2020 as a result of not meeting the shareholders equity requirements of Nasdaq. Inter-dealer, over-the-counter markets provide significantly less liquidity than Nasdaq or the New York Stock Exchange. No assurances can be given that the ADSs will ever actively trade on such markets, much less a senior market like Nasdaq. In any of these events, there could remain a highly illiquid market for the ADSs and you may be unable to dispose of the ADSs at desirable prices or at all.

Since our securities are quoted on the OTCQB, our securities holders may face significant restrictions on the resale of our securities due to state “Blue Sky” laws.

Each state has its own securities laws, often called “blue sky” laws, which (i) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (ii) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or the transaction must be exempt from registration. The applicable broker must be registered in that state. We do not know whether our securities will be registered or exempt from registration under the laws of any state. Since our securities are quoted on the OTCQB, a determination regarding registration will be made by those broker-dealers, if any, who agree to serve as the market-makers for our securities. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our securities to be limited, as you may be unable to resell your securities without the significant expense of state registration or qualification.

If you are not an institutional investor, you may not be able to purchase our units in an offering of securities by us. Institutional investors in every state may purchase the units in an offering pursuant to exemptions provided to such entities under the Blue Sky laws of various states. The definition of an “institutional investor” varies from state to state but generally includes financial institutions, broker-dealers, banks, insurance companies and other qualified entities.

We file periodic and current reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Therefore, under Section 18 of the Securities Act of 1933, as amended, or the Securities Act, the states and territories of the United States are preempted from regulating the resale by shareholders of our ADSs because our securities will be covered securities. However, notwithstanding preemption, the states and territories of the United States may require notice filings and collect fees with regard to these transactions and a state may suspend the offer and sale of securities within such state if any such required filing is not made or fee is not paid. As of the date of this prospectus, we have not determined in which of these states, if any, we will submit the required filings or pay the required fee.

If our Ordinary Shares or ADSs are subject to the penny stock rules, this may make it more difficult to sell our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTCQB does not meet such requirements and if the price of our securities is less than $5.00, our securities will be deemed penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our securities, and therefore shareholders, or ADS holders, may have difficulty selling their shares or ADSs.

We will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders.

We have incurred losses in each year since our inception. If we continue to use cash at our historical rates of use we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, an existing shareholder’s ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

An active and visible public trading market for the ADSs may not develop and the market for the ADSs is limited.

The ADSs are thinly traded and any recently reported sales price may not be a true market-based valuation of the ADSs. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to operating performance. Consequently, holders of shares of the ADSs may not be able to liquidate their investment in the ADSs at prices that they may deem appropriate.

The exercise of outstanding warrants will cause significant dilution to holders of our equity securities.

As of March 22, 2021, holders of warrants may exercise their warrants into up to 3,568,565 ADSs. In the event that such warrants are exercised in full, the ownership interest of existing holders of our equity securities will be diluted.

The market price of our securities may be highly volatile, and you may not be able to resell your ADSs at or above the price you paid.

The market price of the ADSs is volatile. The ADS price is and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

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

Outstanding warrants and pre-funded warrants to acquire our ADSs or Ordinary Shares are speculative in nature. Furthermore, holders of our warrants and pre-funded warrants will have no rights as shareholders until such holders exercise their warrants and acquire our ADSs.

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

Our warrants and pre-funded warrants only represent the right to acquire ADSs at a fixed price, and in the case of the warrants, for a limited period of time. Specifically, holders of the warrants and pre-funded warrants that we issued in private placements in March 2020 and March 2021 and in our November 2020 public offering may exercise their right to acquire ADSs and pay an exercise price per ADS(ranging from $5.02 to $24.50 per ADS), subject to adjustment upon certain events, and in the case of warrants only prior to five years from their respective issuance dates, after which date any unexercised warrants will expire and have no further value. In addition, we issued a warrant to Capital Point Ltd. to purchase $340,000 of ADSs, with an exercise price per ADS equal to the closing price of our ADSs on the trading day on which the notice of exercise is actually received by us and will be exercisable for 12 months starting from May 15, 2021 for a one-year period.

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

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we will be deemed a PFIC for 2020. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the ADSs or Ordinary Shares in the event that we are a PFIC. See Item 10.E. “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

Holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, holders of ADSs may not receive dividends or other distributions on our Ordinary Shares and they may not receive any value for them, if it is illegal or impractical to make them available to them.

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

Section 63(b) of the Israeli Companies Law, or the Companies Law, may allow any one or more of our shareholders holding at least 5% of our voting rights to demand that we convene an extraordinary shareholders meeting. Also, in the event that we choose not to convene an extraordinary shareholders meeting pursuant to such a request, Sections 64-65 of the Companies Law provide, among others, that such shareholders may independently convene an extraordinary shareholders meeting within three months (or under court’s ruling) and require us to cover the costs, within reason, and as a result thereof, our directors might be required to repay us such costs. If our shareholders decide to exercise these rights in a way inconsistent with our management’s strategic plans, our management’s ability to run our company may be disrupted, and this process may entail significant costs to us.

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

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

●	our amended and restated articles of association require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision stating that each year the term of office of only one class of directors will and dividing our directors into three classes, requires a vote of the holders of 65% of the voting power represented at a general meeting of our shareholders and voting thereon has been obtained, provided the majority constitutes more than 33.33% of the total issued and outstanding share capital as of the record date of such meeting; and

●	our amended and restated articles of association provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs” for additional information.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this Annual Report in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel and our corporate headquarters are located in Israel. All of our executive officers and directors and the Israeli experts named in this Annual Report are located in Israel. All of our assets and most of the assets of these persons are located in Israel. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel, or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

 Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, Israel is experiencing a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Since then, Israel held general elections three times – in April and September of 2019 and in March of 2020. A fourth election is due to take place on March 23, 2021. The Knesset has not passed a budget for the year 2021, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. In the event that the current political stalemate is not resolved during 2021, our ability to conduct our business effectively may be adversely affected.

Finally, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Your rights and responsibilities as a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of holders of our Ordinary Shares are governed by our articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Our research and development efforts with respect to some of our past activities, which was focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s disease, which we sold in March 2015, and our Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which in part was returned and re-assigned to Hadasit Medical Research Services & Development Ltd., or Hadasit, and in part is still in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of March 22, 2021, we had received the aggregate amount of approximately $1.1 million from the IIA for the development of our abovementioned technologies. As of December 31, 2020, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1.2 million including interest. With respect to such grants, we are committed to pay certain royalties up to $1.2 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, or the Innovation Law, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

Under the Innovation Law and the regulations thereunder, a recipient of IIA grants is required to return the grants by the payment of royalties of 3% to 6% on the revenues generated from the sale of products (and related services) developed (in whole or in part) under an IIA program up to the total amount of the grants received from IIA, linked to the U.S. dollar and bearing interest at an annual rate of the London Interbank Offered Rate, or LIBOR, applicable to U.S. dollar deposits, as published on the first business day of each calendar year.

The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA. To date, the IIA has not published a decision regarding an alternative benchmark to be used in the LIBOR’s stead.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

General Risk Factors

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

As a “foreign private issuer” we are permitted to and follow certain home country corporate governance practices instead of otherwise applicable SEC requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations, including the proxy rules and the short-swing profits recapture rules. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Companies Law requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

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

Failure to comply with the FCPA could subject us to penalties and other adverse consequences.

We are subject to the FCPA, which generally prohibits companies, such as us, whose securities are listed in the United States, from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign government official, political party or candidate for public office for the purpose of influencing any act or decision of such foreign person in order to assist companies like us in obtaining or retaining business. The FCPA also obligates companies like us, whose securities are listed in the United States, to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The U.S. Department of Justice and the SEC, which have responsibility for enforcement of the FCPA, both consider employees of government-operated health care systems to be “foreign officials” for FCPA purposes. In addition, the U.S. Department of Justice and the SEC are both engaged in a long-running FCPA compliance review of pharmaceutical companies. If our employees or agents are found to have engaged in conduct that violates the FCPA, we would be held responsible and could suffer severe penalties and other consequences, including adverse publicity and damage to our reputation.

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

Our legal and commercial name is SciSparc Ltd. We were incorporated in the State of Israel on August 23, 2004, and are subject to the Companies Law. From March 2017 until July 2020, our ADSs were traded on Nasdaq. On July 2, 2020, our ADSs were delisted from Nasdaq due to our failure to meet the shareholders equity requirements of Nasdaq. Our ADSs representing our Ordinary Shares are currently quoted on the United States on the OTCQB under the symbol “SPRCY.” From December 26, 2005 to August 9, 2018, our Ordinary Shares were traded on the Tel Aviv Stock Exchange.

Our registered office and principal place of business is located at 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916, Israel. Our telephone number in Israel is: +972-3-6103100.

Our website address is http://www.therapixbio.com (which we expect will soon be replaced by http://www.scisparc.com). The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

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

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC, including the proxy rules and the short-swing profits recapture rules. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our capital expenditures for 2020, 2019 and 2018 amounted to $0, $1,000 and $17,000, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on THC, and/or CBD or other CBR agonists: SCI-110 for the treatment of TS, OSA and patients with Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and epilepsy.

SCI-110 is a combination therapy candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “entourage effect,” which has strong potential to treat TS, OSA and Alzheimer’s disease and agitation.

SCI-160 is a novel pharmaceutical preparation containing a CB2 receptor agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, a member of the SciSparc Scientific Advisory Board.

Modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Also based on the “entourage effect,” we are developing SCI-210, a proprietary novel preparation candidate containing non-psychoactive CBD and CannAmide. SCI-210 is intended for the treatment of ASD and epilepsy.

Pursuant to the positive results obtained in the phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the German Federal Institute for Drugs and Medical Devices and the Israeli Ministry Of Health for our SCI-110 program for TS. In addition, we announced in November 2019 positive topline results from our Phase IIa clinical study in OSA, suggesting that SCI-110 positively affects symptoms in adult subjects with OSA. Following the recent successful completion of the Phase IIa OSA clinical study the Company is now assessing business and clinical strategies for further development of this program. In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the potential safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. Sporadic observation in healthy or sick individuals indicated that cannabis products and in particular THC have calming and anti-anxiety effects. Based on our pre-clinical and clinical experience using SCI-110 we believe that this treatment may potentially be found to be more safe and efficacious than THC alone. Similarly, following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of SCI-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD. In addition, in March 2021, we announced an agreement with The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, to examine the potential role of SCI-210 on status epilepticus.

For our proprietary SCI-160, we are continuing the pre-clinical studies by conducting multiple tests for mechanism of action evaluation and identifying pain indication and formulation development.

The Medical Cannabis Industry

The medicinal cannabis market is an important and evolving segment in global medical therapy. The growing awareness of the medicinal benefits of the active cannabinoids in the plant and its use for improving the quality of life of patients with numerous and diverse indications (oncological patients, chronic pain conditions etc.), as well as the global trends of regulatory changes relating to the use of the plant and of cannabinoids, have all led to a rapid growth in this market. The recent changes in the perception of medicinal cannabis and the scientific and medical acknowledgement of its benefits have created a growing need for more efficient drugs with an improved tolerance profile. The global medical marijuana market was $6.33 billion in 2018 and is anticipated to exhibit a compound annual growth fate of 20.4% through 2026, at which time the market is projected reach $26.92 billion. Geographically, North America had the largest medical marijuana market share with a revenue of $5.99 billion earned in 2018, which is anticipated to reach $24.57 billion by the end of 2026.

Our Drug Development Programs

SCI-110 – TS, OSA and Alzheimer’s disease and agitation

We believe that our product candidate, SCI-110, offers a safe and potentially effective solution for a variety of medical concerns. Despite being in its early phases of clinical testing, the application of SCI-110 has extended into several treatments, including TS, OSA and Alzheimer’s disease and agitation.

TS

TS is a neuropsychiatric disorder, characterized by physical (motor) tics and vocal (phonic) tics. Motor tics generally precede the development of phonic tics in TS, and the onset of simple tics usually predates that of complex tics. TS ranges from mild symptoms to loud noises and forceful movements that can result in self-injury (e.g. punching oneself in the face, repeating other people’s words or involuntary swearing). Many with TS experience additional neurobehavioral problems and comorbidities including inattention, hyperactivity and impulsivity, anger control problems, sleep difficulties, and obsessive-compulsive symptoms. Pharmacotherapy is used when symptoms are more severe and interfere with the ability to function. Furthermore, according to the CDC, in most cases, the prevalence of tics decreases during adolescence and early adulthood, and sometimes disappears entirely; therefore, there are a limited number of adults with TS and it is usually manifested mainly through moderate to severe symptoms.

Market Size

The exact number of people with TS is unknown. The prevalence of TS and TS symptoms is greater in children than in adults. The global TS drugs market size (revenues of total drugs sold) was approximately $80 million in 2019 and is expected to reach $98.7 million by 2023. North America dominated the TS market in 2018 and is estimated to hold the largest market size today and in the future owing to high incidences of TS, highly aware population, advanced healthcare infrastructure, and favorable government initiatives. One out of 162 children in the U.S. have TS, and it affects three out of every 1,000 children between the ages of 6 and 17.

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

The medications commonly used to treat symptoms of TS can be divided into the following groups:

●	Antipsychotic medications: belong to a class of drugs primarily used to manage psychosis (including haloperidol, pimozide and fluphenazine), all of which are associated with severe side effects (including weight gain, sedation, akathisia (a state of agitation, distress, and restlessness), nausea and tardive dyskinesia (involuntary movements of the face and jaw), among others).

●	Alpha2 Adrenergic Agonists: belong to a class of drugs primarily used to manage hypertension and migraine headaches prevention (including clonidine and guanfacine), which have limited utility despite common application to children with Attention Deficit Hyperactivity Disorder, or ADHD. Similar to antipsychotic medications, these also are associated with several side effects, and some of them, such as clonidine, might even be lethal.

●	Benzodiazepines, an anticonvulsant or antiepileptic drug: belong to a class of drugs primarily used to manage seizures, panic disorder and movement disorders. Of these, Clonazepam is used off-label for the reduction of tics in TS patients, which also has associated negative side effects.

As the currently used medications are managing only a small number of disease symptoms with limited efficacy and questionable safety, there is a clear unmet medical need for the management of TS.

Our SCI-110 Solution for TS

Our SCI-110 platform is a drug candidate for the treatment of TS.

On April 4, 2018, we announced topline results of our Phase IIa investigator-initiated study at Yale University of SCI-110 for the treatment of TS. The study was a single-arm, open-label trial, in which each subject both received one daily treatment of SCI-110 via oral administration and was followed-up for a period of 12 weeks. 16 subjects participated in the study and received SCI-110 at the Yale University Child Study Center at Yale University. The primary endpoint of the study was to assess the performance of SCI-110 in the treatment of adult patients suffering from symptoms of TS, as measured by the Yale Global Tic Severity Scale Total Tic Score, or YGTSS-TTS, the customary index for assessing symptom severity. Treatment was given in a dose titration regimen with a maximum dose of SCI-110 consisting of 10mg dronabinol and 800mg CannAmide™.

The topline results of the study showed that each of these 16 subjects with medication-refractory TS sustained a significant reduction of tic symptoms (paired t-test: YGTSS-TTS mean difference (mean +/- SD) =7.9+/-8.4, t= 3.7, df=15, p=0.002) from baseline (YGTSS-TTS: 38.4 +/- 8.3) to endpoint YGTSS-TTS: 30.5 +/- 10.9). This resulted in an average tic reduction of 21% across the entire sample of 16 TS subjects. Six of the 16 medication-refractory TS subjects experienced a response to treatment as defined by a reduction in YGTSS-TTS of greater than 25%. Improvement over time with treatment was also observed when generalized linear models were used to analyze repeated measures data on the YGTSS-TTS. In the study, SCI-110 demonstrated no significant effects on comorbid ADHD, anxiety, depression or obsessive-compulsive disorder, or OCD, symptoms. The medication was generally well-tolerated by the subjects with only two subjects stopping treatment early (one due to sedation and another due to lack of improvement in tic symptoms). 12 of the 16 subjects elected to proceed with a 24-week extension phase of the trial, which was also completed.

Following the Phase IIa study, we plan to initiate a randomized, double-blind, placebo controlled study to evaluate the potential safety, tolerability and efficacy of daily oral SCI-110 in treating adults with TS, with Hannover Medical School, Germany and Tel-Aviv Sourasky Medical Center, Israel. The study is expected to include approximately 60 patients. Study patients are randomized to either oral SCI-110 or placebo at a 1:1 ratio. The overall estimated study duration is 24 months. We plan to also conduct further preclinical studies in parallel to our clinical plans as part of registration process with the FDA and EMA. Following these studies, if successful, we intend to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled study to evaluate the potential safety, tolerability and efficacy of up to twice daily oral SCI-110 in treating TS.

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. The request is still pending and we are in communication with FDA. Our last communication was in December 2020 when we received a letter from FDA. raising a concern that it will be hard to limit the use of the product to the subset of patients we are pursuing. There is no assurance that we will successfully obtain orphan drug designation for TS. However, in light of the fact that we disagree with this concern expressed by the FDA, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March we sent our response to the FDA.

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

On May 18, 2020, we completed a joint venture transaction, or the Joint Venture Transaction, with Capital Point Ltd. and Coeruleus Ltd., pursuant to which we transferred to Evero Health Ltd., or Evero, our SCI-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement.

Market Size and Current Treatment

We are not aware of any FDA approved pharmacological treatment for OSA, however, the global OSA devices market was $7.81 billion in 2019 and is projected to reach $13.24 billion by 2027. Around 3 million adults were suffering from OSA in the U.S. In 2019, the market for OSA devices was $3.77 billion. North America dominates this market due to higher prevalence of OSA and the presence of favorable reimbursement policies which has been pivotal in higher adoption of OSA devices in the region.

Our SCI-110 Solution for OSA

In October 2017, we signed an agreement with Assuta Medical Center, Israel to conduct a Phase IIa, sponsor-initiated trial for the treatment of OSA SCI-110. The study was completed in November 2019.

Within the SCI-110 platform, we completed a proof of concept, single arm, open label, phase IIa trial for OSA titled “Examining the Efficacy of a Therapeutic Combination of Dronabinol (synthetic ∆9-tetrahydracannabinol) and Palmitoylethanolamide for Obstructive Sleep Apnea.” The study was conducted under the leadership of Prof. Yaron Dagan, head of the Sleep Medicine Institute at Assuta. Patients with a confirmed OSA diagnosis received one daily treatment, each day for 30 days, of SCI-110 via oral administration, which was followed-up for a period of 30 days, with the primary efficacy endpoint evaluating a significant change in the AHI, which assesses the quality of sleep before and after treatment, as well as safety of the treatment. Secondary efficacy measurements include a change in blood oxidation index before and after the treatment, improvement in quality assessment index, improvement in fatigue and sleepiness based on the Epworth Sleepiness Scale index.

The top line results for this study showed that of the 10 patients recruited into the study, nine patients completed the study and one dropped out of the study due to a treatment associated adverse event (dizziness). Among the remaining nine patients, 55% demonstrated significant improvement in AHI values (t-test; AHI mean difference 0.013, p<0.05), where average baseline (AHI: 24.2 +/- 5.0) dropped to endpoint (AHI: 11.2 +/- 6.8), marking a reduction of around 54%. Two patients reported mild side effects which were resolved, when the dosages of THC were reduced to 5mg/day. In general, SCI-110 therapy was well tolerated and exhibited no serious adverse events.

Pain (SCI-160)

Pain is the most common reason for physician consultation in most developed countries. It is a major symptom in many medical conditions, and can interfere with a person’s quality of life and general functioning. Opioid medications can provide short, intermediate or long acting analgesia depending upon the specific properties of the medication and whether it is formulated as an extended release drug. Opioids are efficacious analgesics in chronic malignant pain and modestly effective in nonmalignant pain management. However, there are associated adverse effects, especially during the commencement or change in dose. Prolonged opioid use may cause drug tolerance, chemical dependency, diversion and addiction. The potency and availability of these substances, despite their high risk of addiction and overdose, have made them popular both as formal medical treatments and as recreational drugs. Due to their sedative effects on the medulla oblongata, opioids in high doses present the potential for respiratory depression, and may cause respiratory failure and death. In a 2013 review study published in Fundamental & Clinical Pharmacology, various studies were cited demonstrating that cannabinoids exhibit comparable effectiveness to opioids in models of acute pain and even greater effectiveness in models of chronic pain. Cannabis produces several compounds with various known activities known together as cannabinoids, such as THC and cannabidiol (CBD). In general, cannabinoids bind and act through the two characterized cannabinoid receptors: CB1 and CB2. However, activation of the CB1 receptor (as for example in the case of THC) leads to unwanted psychoactive “high” and other adverse events, whereas activation of CB2 does not lead to any psychoactivity. In addition and unrelated to the above sentence, the affinity of the cannabis derived cannabinoids to these receptors is limited and partial. Newly synthetic cannabinoid HU-433, a specific CB2 agonist with high CB2 receptor affinity, was specifically synthesized by Prof. Raphael Mechoulam from Hebrew University of Jerusalem, and is our proprietary new chemical entity.

Alzheimer’s disease and Agitation (SCI-110)

We recently signed an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. The study’s primary objective is the safety of SCI-110 and the secondary objective is the ability of the compound to ameliorate agitation and other behavioral disturbances in patients with Alzheimer’s disease. The study will be initiated immediately after receipt of all the required approvals from the (IRB and the Israeli Ministry of Health. The study, titled “Clinical Study Protocol Phase II-a open label trial to evaluate the safety, tolerability and efficacy trend of SCI-110 in patients with Alzheimer’s Disease and agitation,” is expected to be conducted under the leadership of Dr. Alona Raveh, MD, Principal Investigator and board-certified geriatrician. The drug product, SCI-110, is a unique proprietary combination of Dronabinol (synthetic delta-9-tetrahydrocannabinol (Δ⁹-THC), and Palmitoylethanolamide (PEA). Alzheimer’s disease is the most common type of dementia, accounting for over two-thirds of cases of dementia. Alzheimer’s disease is a neurodegenerative disease that causes progressive and disabling impairment of cognitive functions including memory, comprehension, language, attention, reasoning and judgment. Symptoms of Alzheimer’s disease depend on the stage of the disease. Neuropsychiatric symptoms like apathy, social withdrawal, disinhibition, agitation, psychosis, insomnia, poor appetite and wandering are also common in the mid to late stages. The current pharmacological treatment of agitation in Alzheimer’s disease has an unsatisfactory benefit/risk ratio and often involves using off-label drugs. Antipsychotic drugs, which are the most frequently used drugs for this purpose, are only marginally better than placebo.

Market Size

It is estimated that the global Alzheimer’s therapeutics market is projected to reach $13.57 billion by 2027 from $7.42 billion in 2019 with a substantial compounded annual growth rate of 9.2% through 2027, which is primarily attributed to the increasing pipeline drug development and increasing investments for drug development biomarkers.

Our SCI-210 Solution for ASD

In December 2019, we announced the progression of SCI-210 into clinical stage. In light of this, we plan to initiate a randomized, double blind placebo controlled study to evaluate the efficacy, safety and tolerability of SCI-210 in treating patients with ASD.

This announcement follows our previous release from October 2019 describing positive results obtained in its pre-clinical program. The medicinal cannabis product (SCI-210) is a proprietary novel preparation containing non-psychoactive cannabinoid CBD and CannAmide™ (a proprietary PEA formulation).

Market Size

It is estimated that the global ASD therapeutics market was approximately $3.3 billion in 2018 and is expected to reach approximately $4.6 billion by 2026 with a compounded annual growth rate of 4.3% during such time period.

Our SCI-210 Solution for SE

In March 2021, we entered an agreement with The Sheba Fund for Health Services and Research, to perform a pre-clinical study for the evaluation of our SCI-210 drug development program for the treatment of SE. The pre-clinical study that we expect to conduct is expected to investigate the potential advantage of its proprietary combination of SCI-210 by harnessing the “entourage effect” phenomenon, originally coined by Prof. Mechoulam. The effect of SCI-210 will be compared to CBD single treatment in animal model (mice) of SE.

SE is a common life threatening medical emergency characterized by an acute, prolonged epileptic seizure. SE can represent either the exacerbation of a pre-existing seizure or the initial manifestation of epilepsy. In order to avoid neurological sequelae, a timely treatment should be started. When the continuous seizure does not respond to conventional drug treatment, SE can pose serious life threatening risks.

In 2018, GW’s Epidiolex, a plant-based, pharmaceutical grade CBD extract was approved by the FDA for the treatment of seizures associated with two rare and severe forms of epilepsy. Our study for SCI-210 previously demonstrated met its endpoint (efficacy) when comparing its effect to the effect of CBD alone in an in-vitro hepatocytes model of fat accumulation; the effect of CBD was enhanced by the addition of PEA, lowering the required effective concentration of CBD. In this study, we hope to demonstrate again meet the study endpoint (efficacy) when comparing treatment using our product candidate compared to the effect of CBD alone on SE and its neurological cognitive sequelae.

Market Size

According to the World Health Organization (WHO) report on epilepsy in 2019, around 50 million people have epilepsy. In addition, it has been estimated that the global epilepsy market size would grow from $8.8 billion in 2018 to $9.5 billion towards the end of 2023, with a compounded annual growth rate of 8.20% during this time frame.

In 2017, the Americas held a 41% market share ($1.49 billion) and are projected to hold such position, estimated to be $1.6 billion in 2023.

Our SCI-160 Pain Solution

In July 2018, we executed a license agreement with Yissum, the technology transfer company of the Hebrew University of Jerusalem, for SCI-160, a synthetic cannabinoid synthesized by Prof. Mechoulam. We completed two preliminary preclinical studies evaluating analgesic and opioid-sparing effects of this compound in a rat model of acute and chronic pain. In the preclinical studies, SCI-160 was well tolerated and did not cause any significant adverse clinical effects. In addition, efficacy studies demonstrated the analgesic superiority of SCI-160 over control and were comparable to high-dose morphine analgesic effects and in some instances exerted greater potency. These preclinical studies in SCI-160 were able to meet their endpoints - efficacy and safety - for both acute and chronic pain.

Market Size

The global chronic pain treatment market was valued at $77.8 billion in 2019. North America contributed the highest revenue to the chronic pain treatment market in the past, due to the high prevalence of chronic diseases and increasing awareness on the issue, huge number of chronic pain treatment clinics, and high adoption of non-opioid pain management options. Moreover, with age, people fall prey to chronic illnesses, due to their reduced power of healing. In North America, 59.9 million people were aged 65 or above in 2019, with the number further expected to increase in the coming years. The therapeutic market of acute pain in the seven major markets (United States, Germany, France, Italy, Spain, United Kingdom and Japan) is estimated to have been $1.9 billion in 2017.

Of the population undergoing surgery in the U.S., nearly 80% experienced acute postoperative pain, thereby contributing 41,766,061 patients to the acute pain population in 2017. Furthermore, among the patients with trauma injury in the U.S., 34,068,366 patients were added to the acute pain patient population. In contrast, the contribution of patients to the acute pain patient population by other acute medical illnesses was observed to be lowest in 2017.

Our CannAmide™ Anti-Inflammatory and Chronic Pain Solution

In July 2019, we announced the issuance of a product license for our proprietary PEA oral tablet CannAmide™ by Health Canada’s Natural and Non-prescription Health Products Directorate, or the NNHPD, for the recommended use as an anti-inflammatory and to help relieve chronic pain. This license was issued by the NNHPD under the authority of the Natural Health Products Regulations. Dosage form of the described natural health product is tablets composed of 400mg PEA with a recommended dose of one tablet three times a day. Additionally, on February 9, 2021, we announced that we have begun commercial production of our proprietary PEA oral tablets CannAmide™, which will be marketed to pharmacies and other retail outlets across Canada following our entering into a distribution agreement. Furthermore, on February 10, 2021, we announced that we had entered into an agreement with Procaps, a leader in contract development and manufacturing services in softgel advanced technologies for the global pharmaceutical and nutraceutical industries, to develop and commercially manufacture both of our drug candidates, SCI-110 and our proprietary PEA oral tablets CannAmide™, in softgel capsule form.

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

Intellectual Property

Our intellectual property portfolio comprises three granted U.S. patents, pending patent applications in seven families, of which five families are currently international PCT applications or PCT applications that have entered the national phase and two families which are U.S. provisional applications. Of this portfolio, we have exclusively licensed one granted U.S. patent from Dekel and one patent family from Yissum.

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

In July 2016, we filed a provisional application with the USPTO for the use of cannabinoids for potentiating the efficacy of antibiotics, which in July 2017 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and China. The 20 year term of any patent issuing from this application would expire in July 2037.

In January 2018, we filed a provisional application with the USPTO directed to methods of treating OSA, which in January 2019 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO and Australia. The 20 year term of any patent issuing from this application would expire in January 2039.

In April 2019, we filed a provisional application with the USPTO directed to compositions and methods for potentiating derivatives of 4-aminophenols, which in April 2020 was converted into an international PCT application. The 20 year term of any patent issuing from this application would expire in April 2040.

In August 2020, we filed a provisional application with the USPTO directed to methods for maintaining microvascular integrity.

In June 2020, we filed a provisional application with the USPTO directed to flumazenil for the treatment of post-viral fatigue syndrome.

In March 2013, we filed a provisional application with the USPTO for the technology of proprietary sequences of anti-CD3 antibody and the utilization of the latter in various autoimmune diseases, as well as in hepato-pathologies. The provisional application has been converted to a PCT and then entered a National Status in December 2014 in the U.S., EPO, China, Canada and Japan. In the U.S. it has received a grant status in June 2018.

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

On July 14, 2019, we entered into an amendment to the license agreement, according to encompasses our and Dekel’s original intention to exclude certain consumer packaged goods (including, inter alia, food, beverage, cosmetics, pet products and hemp based products, which are sources of nutrients or other substances which may have a nutritional effect) from the scope of the licensed products and the field of our activity, as described in the license agreement, which intention was not reflected in the license agreement, and therefore, desired and agreed to amend the license agreement to reflect the foregoing clarification, as well as certain additional less material matters as discussed in the amendment. The amendment also prescribes a specific development plan under the license agreement requiring us to invest in the licensed technology (as defined under the license agreement) formulation development and maintenance a total annual investment cap of $350,000 and for a non-compete and non-solicitation obligation by Dekel and Dr. Shmulewitz, our former chairman and chief executive officer, towards our field of activity.

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

Sales and Transfer of Intellectual Property Assets

Transaction with Former Subsidiary

In June 2016, we entered into a share transfer agreement with our former subsidiary, Orimmune Bio Ltd., or Orimmune, and Karma Link Ltd., or Karma Link. According to the agreement, we agreed to sell our interests in Orimmune to Karma Link, and also use our best efforts to transfer to and assign Orimmune our rights in the Anti-CD3 technology (which was in-licensed by us during 2010 from Hadasit, and certain internally developed assets and technology relating thereto), and also assist in obtaining all the necessary approvals for such technology transfer (including from Hadasit, but without undertaking a commitment for the technology transfer, which required Hadasit’s pre-approval).

During May 2017, we entered into an amendment with Karma Link and Orimmune, pursuant to which the parties acknowledged that our discussions with Hadasit regarding the possibility of assigning the license to Orimmune, as contemplated in the transfer agreement, had yet to mature into an agreement with Hadasit, due to Hadasit’s objection to the proposed assignment. We agreed to bear certain fees expenses related to the license incurred prior to the date hereof in the amount of $60,000, which were paid to Orimmune. In addition, during a period of six months commencing as of the date of the amendment, we agreed to bear certain additional fees and expenses related to the license. It was determined that such additional amounts will not exceed $15,000, with such additional fees and expenses to be coordinated with our approval in advance. In consideration for such participation by us, it was agreed to increase the percentages of the predetermined rate. Although failure to complete the assignment will not constitute a breach of the agreement by us, such failure may obligate us to decide whether to continue with the program (including continuing the search for other potential collaborators for the assignment of the license) or to abandon the license pursuant to the provisions of the original license agreement with Hadasit. In either of such events, we may bear certain payments and liabilities to third parties including the IIA.

The IIA previously declined our request for a joint ownership registration with Hadasit of the patent underlying the assets, according to the license agreement with Hadasit, due to the IIA’s claim that such registration was not in compliance with the IIA rules regarding use of its grants. Following further discussions between Hadasit and us held during the second half of 2017, and through the first quarter of 2018, after not succeeding in assigning the license to a buyer, we signed the Termination Agreement. According to the Termination Agreement, Hadasit assigned to us a patent and we re-assigned to Hadasit all of its rights, title and interest in the patents that developed by Hadasit prior to the Hadasit License.

On December 13, 2018, an additional amendment to the transfer agreement was signed, or the Additional Amendment, between us, Karma Link and Orimmune, under which the parties acknowledged that despite our efforts and assistance in the discussions with Hadasit regarding the possibility of assigning the license to Orimmune, Orimmune chose not to enter into an agreement with Hadasit. Under that Additional Amendment, it was agreed that Orimmune (and Karma Link) will be assigned certain rights in IP related to the licensed technology owned by us, subject to certain conditions precedent which were still not met as of December 31, 2020. Recently, subsequent to the year ended December 31, 2020, we received the approval of the IIA to complete the assignment and we are now seeking to complete the transaction.

Joint Venture Transaction

On May 18, 2020, we closed on the Joint Venture Transaction. As part of the Joint Venture Transaction, we transferred to Evero, our subsidiary, our SCI-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement.

Commercialization

Although we started early commercialization of our proprietary PEA oral tablets CannAmide™, we intend to build a global commercial infrastructure to effectively support the commercialization of our main product candidates, if and when we believe regulatory approval of a product candidate in a particular geographic market appears imminent.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Syndros, an orally administered liquid formulation of dronabinol, Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, we are aware of multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes and Prader-Willi syndrome. Zynerba is developing a transdermal formulation of cannabidiol, and Emerald Bioscience is focused on the discovery, development and commercialization of cannabis therapeutics.

In addition, GW is developing a CBDV based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy and schizophrenia. Zynerba is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies and ASD. Skye is focused on ton developing proprietary, synthetic cannabinoid-derived molecules to treat glaucoma and other diseases with significant unmet need, Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus and NASH. RespireRx, is developing Dronabinol for OSA treatment.

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

Government Regulation

FDA Approval Process

In the United States, pharmaceutical product candidates are subject to extensive regulation by the FDA. The FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion, marketing, distribution, post-approval monitoring, reporting, sampling, and import and export of pharmaceutical drug product candidates. Failure to comply with applicable U.S. rules and regulations may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, product candidate recalls, product candidate seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical drug product candidate development in the United States typically involves pre-clinical laboratory and animal testing, the submission to the FDA of an Investigational New Drug Application (IND), which must become effective before clinical testing may commence, and adequate, well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product candidate or disease.

Nonclinical tests include laboratory evaluation of an API or drug substance and drug product’s candidate chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the nonclinical toxicology studies must comply with federal regulations and requirements, including GLP. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of an original IND is required prior to the commencement of clinical testing in humans. If the FDA has not imposed a clinical hold on the IND or otherwise commented or questioned the IND within this 30-day period, the proposed clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational product to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors. Clinical protocols and detail the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol and any amendment involving testing of U.S. patients study subjects within the United States and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary hold of a clinical trial at any time or impose other sanctions if the FDA believes that the clinical trial either is not being conducted in accordance with FDA requirements regulations or presents a potentially unacceptable risk to the clinical trial subjects. The trial protocol and informed consent information for subjects in clinical trials must also be submitted to an IRB for approval. An IRB may impose other conditions for the protocol and may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements.

505(b)(2) Regulatory Approval Process

Section 505(b)(2) of the FDC Act, or 505(b)(2), provides an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference, or use from the person by or for whom the investigations were conducted. The applicant may rely upon the FDA’s prior findings of safety and efficacy for an approved product that acts as the reference listed drug for purposes of a 505(b)(2) NDA. The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support any changes from the reference listed drug. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Orange Book Listing

Section 505 of the FDC Act describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A Section 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy, but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product. ANDAs are termed “abbreviated” because they are generally not required to include preclinical and clinical data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo or other testing. For systemic drugs, the generic version must also deliver the same amount of active ingredients into a subject’s bloodstream in the same amount of time as the innovator drug and can often be substituted by pharmacists under prescriptions written for the reference listed drug.

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

Exclusivity

The FDA provides periods of regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. Five years of exclusivity are available to New Chemical Entities, or NCEs. An NCE is a drug that contains no active moiety or drug substance that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.

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

NDA Submission and Review by the FDA

Assuming successful completion of the required clinical and nonclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. These user fees must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have an approved marketing application for a product that has been introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first marketing application.

The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee; the fee in the fiscal year 2020 is $2,942,965.

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

The FDA may also refer applications for novel drug product candidates, or drug product candidates that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug substance and drug product is are manufactured. The FDA will not approve the drug product candidate unless compliance with or current cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of requested information.

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

Disclosure of Clinical Trial Information

Sponsors of clinical trials of certain FDA-regulated product candidates, including prescription drugs, are required to register and disclose certain clinical trial information on a public website (clinicaltrials.gov) which is maintained by the U.S. National Institutes of Health. Information related to the product candidate, patient population, phase of investigation, study sites and investigator, and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of these trials after completion. Disclosure of the results of these trials can be delayed until the product candidate drug product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the design and progress of our development programs.

Fast Track Designation and Accelerated Approval

TS may be considered as a serious condition with a potentially disabling nature. The FDA has programs to facilitate the development, and thus expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. These therapies for serious conditions are approved and available to patients as soon as it can be concluded that the therapies’ benefits outweigh their risk. Under the Fast Track Program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a Fast Track drug concurrent with, or after, the filing of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request.

Under the FDA’s accelerated approval regulations, FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit. Accelerated approval may also be based on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, considering the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug product that is approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of confirmatory or post-approval clinical trial(s) to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated approval regulations are subject to prior review by FDA.

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

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

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

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application. The FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Adverse Event Reporting and GMP Compliance

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS and surveillance to monitor the effects of an approved product candidate, or the FDA may place conditions on an approval that could restrict the distribution or use of the drug product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform with cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the FDA inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product candidate approvals or request product candidate recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing or if previously unrecognized problems are subsequently discovered.

Pediatric Exclusivity and Pediatric Use

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include a determination by the FDA that information relating to the use of a new drug in the pediatric population may produce health benefits in that population; a written request by the FDA for pediatric studies; and agreement by the applicant to perform the requested studies and the submission to the FDA; and the acceptance by the FDA, of the reports of the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications.

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

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition with a prevalence of fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with an FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that drug product candidate for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product candidate with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe TS patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After we had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about our ability to limit the use of the product to the subset of patients we are pursuing. Due to the fact that we disagree with this concern, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. We are now working on the amendment. There is no assurance that we will successfully obtain orphan drug designation for TS.

Special Protocol Assessment

A company may reach an agreement with the FDA under the Special Protocol Assessment, or SPA, process as to the required design and size of clinical trials intended to form the primary basis of an efficacy claim. According to its performance goals, the FDA is supposed to evaluate the protocol within 45 days of the request to assess whether the proposed trial is adequate, and that evaluation may result in discussions and a request for additional information. An SPA request must be made, and all open issues must be resolved before the clinical trial begins. If a written agreement is reached, it will be documented and made part of the administrative record. Under the FDC Act and FDA guidance implementing the statutory requirement, an SPA is generally binding upon the FDA except in limited circumstances, such as if the FDA identifies a substantial scientific issue essential to determining safety or efficacy after the study begins, public health concerns emerge that were unrecognized at the time of the protocol assessment, the sponsor and FDA agree to the change in writing, or if the study sponsor fails to follow the protocol that was agreed upon with the FDA.

Controlled Substances

The active ingredient in our product candidate SCI-110 is a Schedule I controlled substance. The CSA and its implementing regulations establish a “closed system” of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the DEA. The DEA is the federal agency responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

The DEA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV or V—with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. Schedule I substances may be used only in federally approved research programs and may not be marketed or sold for dispensing to patients in the United States. Pharmaceutical product candidates having a currently accepted medical use that are otherwise approved for marketing may be listed as Schedule II, III, IV or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence. The regulatory requirements are more restrictive for Schedule II substances than Schedule III substances. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist in most situations and cannot be refilled.

Following NDA approval of a drug containing a Schedule I controlled substance, that substance must be rescheduled as a Schedule II, III, IV or V substance before it can be marketed. In 2015, the Improving Regulatory Transparency for New Medical Therapies Act, removed uncertainty associated with timing of the DEA rescheduling process after NDA approval. Specifically, it requires DEA to issue an “interim final rule,” pursuant to which a manufacturer may market its product candidate within 90 days of FDA approval. The new law also preserves the period of orphan marketing exclusivity for the full seven years such that this period only begins after DEA scheduling. This contrasts with the previous situation whereby the orphan “clock” began to tick upon FDA approval, even though the product candidate could not be marketed until DEA scheduling was complete.

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

The DEA inspects all manufacturing facilities to review security, recordkeeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances. Required security measures commonly include background checks on all employees and physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. An application for a manufacturing registration as a bulk manufacturer (not a dosage form manufacturer or a repacker/relabeler) for a Schedule I or II substance must be published in the Federal Register, and the application is open for 30 days to permit interested persons to submit comments, objections or requests for a hearing. A copy of the notice of the Federal Register publication is forwarded by DEA to all those registered, or applicants for registration, as bulk manufacturers of that substance. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. As with applications for registration as a bulk manufacturer, an application for an importer registration for a Schedule I or II substance must also be published in the Federal Register, which remains open for 30 days for comments. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic, and submit import or export declarations for Schedule III, IV and V non-narcotics. In some cases, Schedule III non-narcotic substances may be subject to the import/export permit requirement, if it is necessary to ensure that the United States complies with its obligations under international drug control treaties.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. This limited aggregate amount of cannabis that the DEA allows to be produced in the United States each year is allocated among individual companies, which, in turn, must annually apply to the DEA for individual manufacturing and procurement quotas. The quotas apply equally to the manufacturing of the API/drug substance and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.

Individual states may also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State Authorities, including Boards of Pharmacy, regulate use of controlled substances in each state. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

Canada

NNHPD Approval

Pursuant to a non-traditional class III Product License Application, CannAmide™ (TheraPEA) received Health Canada approval (NPN 80093504) from the NNHPD on July 23, 2019. In the approval letter, the NNHPD confirmed that the application was in compliance with section 7 of the Natural Health Products Regulations, or NHPR. The dosage of 1 x 400 mg tablet 3 times daily was approved for the following use: “Studies show that PEA may be used as an anti-inflammatory to help relieve chronic pain”.

Any labels used in the marketing of TheraPEA must reflect the information outlined on the product license and must comply with the labelling requirements as per Part 5 of the NHPR. In addition, natural health products, such as TheraPEA, must be manufactured, packaged, labelled, imported, distributed or stored in accordance with GMP as required by NHPR or in accordance with equivalent requirements if the natural health product is imported.

Pursuant to the NHPR, companies are required to provide the NNHPD with the Canadian site information prior to commencing the importation and/or sale of the natural health products in Canada.

Changes made in respect of a licensed product require the submission of an amendment, notification or a new product license application as per sections 11, 12 and 13 of the NHPR.

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

The requirements and process governing the conduct of clinical trials, product candidate licensing, pricing and reimbursement vary from country to country, even though there is already some degree of legal harmonization in the European Union member states resulting from the national implementation of underlying European Union legislation. In all cases, the clinical trials are conducted in accordance with GCP and other applicable regulatory requirements.

To obtain regulatory approval of an investigational drug under the European Union. regulatory systems, we must submit a marketing authorization application. This application is similar to the NDA in the United States, with the exception of, among other things, country-specific document requirements. Drugs can be authorized in the European Union by using (i) the centralized authorization procedure, (ii) the mutual recognition procedure, or MRP, (iii) the decentralized procedure or (iv) national authorization procedures. The initial Sativex approvals were a consequence of an application under the De-Centralized Procedure, or DCP, to the European Union member state of Spain.

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

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Product candidates for Human Use, or CHMP, with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product candidate is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: (1) the seriousness of the disease to be treated; (2) the absence of an appropriate alternative therapeutic approach, and (3) anticipation of exceptional high therapeutic benefit. In this circumstance, EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter.

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

The characteristic of the MRP is that the procedure builds on an already-existing marketing authorization in a member state of the European Union that is used as a reference in order to obtain marketing authorizations in other European Union member states. In the MRP, a marketing authorization for a drug already exists in one or more member states of the European Union and subsequently MAAs are made in other European Union member states by referring to the initial marketing authorization. The member state in which the marketing authorization was first granted will then act as the reference member state. The member states where the marketing authorization is subsequently applied for act as concerned member states.

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

The ACA was enacted in March 2010. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the law. The ACA may be modified, amended or reaped at any time and may or may not be replaced with a different law or health care payment system. The ACA is expected to continue to have a significant impact on the health care industry. With regard to pharmaceutical product candidates, among other things, the ACA may expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. Since the enactment of the ACA, numerous regulations have been issued providing further guidance on its requirements. The ACA continues to be implemented through regulation and government activity but is subject to possible amendment, additional implementing regulations and interpretive guidelines. Several states have decided not to expand their Medicaid programs and are seeking alternative reimbursement models to provide care to the uninsured. The manner in which these issues are resolved could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare. We are unable to predict the full impact of any potential modification, amendment, or repeal of the ACA.

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

As a condition of receiving Medicaid coverage for prescription drugs, the Medicaid Drug Rebate Program requires manufacturers to calculate and report to CMS their Average Manufacturer Price, or AMP, which is used to determine rebate payments shared between the states and the federal government and, for some multiple source drugs, Medicaid payment rates for the drug, and for drugs paid under Medicare Part B, to also calculate and report their average sales price, which is used to determine the Medicare Part B payment rate for the drug. In January 2016, CMS issued a final rule regarding the Medicaid Drug Rebate Program, effective April 1, 2016, that, among other things, revised the manner in which the AMP is calculated by manufacturers participating in the program and implemented certain amendments to the Medicaid rebate statute created under the ACA. Drugs that are approved under a biologics license application, or BLA, or an NDA, including a 505(b)(2) NDA, are subject to an additional requirement to calculate and report the manufacturer’s best price for the drug and inflation penalties which can substantially increase rebate payments. On December 21, 2020, CMS issued a final rule that made changes to the Medicaid Drug Rebate Program regulations in several areas, including some changes to the treatment of value-based purchasing arrangements and price reporting for patient benefit programs sponsored by pharmaceutical manufacturers.

For BLA and NDA drugs, the Veterans Health Care Act of 1992 requires manufacturers to calculate and report to the Department of Veterans Affairs a different price called the Non-Federal AMP, offer the drugs for sale on the Federal Supply Schedule, and charge the government no more than a statutory price referred to as the Federal Ceiling Price, which includes an inflation penalty. A separate law requires manufacturers to pay rebates on these drugs when paid by the Department of Defense under its TRICARE Retail Pharmacy Program. Knowingly submitting false pricing information to the government creates potential federal False Claims Act liability.

Further, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. We expect that the pharmaceutical industry will continue to experience pricing pressures due to the trend toward managed healthcare, particularly towards specialty pharmacy, the increasing influence of managed care organizations, and additional legislative proposals. For example, CMS issued an interim final rule on November 27, 2020 designed to test whether a Most-Favored-Nation model will help control growth in spending for Medicare Part B drugs without adversely affecting quality of care. This followed an Executive Order issued in September 2020 that directed the Secretary of DHHS to implement new payment models under the Medicare Part B and Part D programs to curb “unfair” and high drug prices in the United States. Implementation of this interim final rule has been blocked by a temporary restraining order and preliminary injunctions through various court actions. The Most-Favored-Nation model will not be implemented without further rulemaking, and the new Biden administration may choose to modify the model, move forward with the model as is, or withdraw it. Nonetheless, we expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs.

At the state level, legislatures have been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, drug price increases, and, in some cases, designed to encourage importation from other countries and bulk purchasing. On the federal level, the Trump Administration issued a final rule in 2020 for the safe importation of drugs from Canada and other countries. We also expect the Biden administration to support drug importation. During the 2020 presidential campaign, President Biden also supported a proposal to limit drug price increases to no more than the inflation rate. Additional health reform measures may continue and affect our business in unknown ways.

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

Other Health Care Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the CMS, other divisions of the DHHS (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable, in whole or in part, by Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value, including unlawful financial inducements paid to prescribers and beneficiaries, as well as impermissible promotional practices. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the ACA amended the intent requirement of the federal Anti-Kickback Statute so that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute, or specific intent to violate it, to have violated the statute. The ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

In addition, in November 2020, DHHS finalized a regulation aimed at lowering prescription drug prices and out-of-pocket spending for prescription drugs by excluding rebates on prescription drugs paid by manufacturers to or purchased by Medicare Part D plan sponsors or pharmacy benefit managers (PBMs) acting under contract with Medicare Part D plan sponsors from the existing discount safe harbor under the federal Anti-Kickback Statute (AKS Statute). The regulation reflects the first change to the AKS discount safe harbor since the Medicare Part D program was established. In addition to the rebate exclusions, two new safe harbors were added. One of these new safe harbors protects point-of-sale reductions in price from a manufacturer to a plan sponsor under Medicare Part D or a Medicaid Managed Care Organization (MCO) for a prescription drug payable, in whole or in part, by a plan sponsor under Medicare Part D or a MCO, provided certain conditions are met. The other protects certain fixed-fee services arrangements between manufacturers and PBMs.

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

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including public and private payors, or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. The ACA amended the federal health care fraud criminal statute implemented under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have violated the statute.

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the ACA and its implementing regulations, require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members. The SUPPORT Act, signed into law by President Trump on October 24, 2018, expanded Sunshine Act reporting to include data for physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwifes. The amendment applies to reports submitted to CMS on or after January 1, 2022.

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

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable, in whole or in part, by Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value, including unlawful financial inducements paid to prescribers and beneficiaries, as well as impermissible promotional practices. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the ACA amended the intent requirement of the federal Anti-Kickback Statute so that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statute, or the specific intent to violate it, to have violated the statute. The ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

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

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including public and private payors, or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. The ACA amended the federal health care fraud criminal statute implemented under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have violated the statute.

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

Grants from the IIA

Our research and development efforts mainly with respect to our past activities (with respect to immunotherapy programs such as the Anti-CD3) were financed in part through royalty-bearing grants from the IIA. As of December 31, 2020, we had received the aggregate amount of approximately $1.1 million from the IIA for the development of these programs, which have since been sold. With respect to such grants, we are committed to pay royalties of up to an aggregate amount of approximately $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are further required to comply with the requirements of the Research Law, with respect to those past grants. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the Research Law requires prior written notice from the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how inside or outside of Israel, and the transfer outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

C.	Organizational Structure

Brain Bright Ltd. is an inactive wholly-owned subsidiary. In addition, we also own 85% of its issued and outstanding share capital of Evero, a company focused on the development and commercialization of SCI-110 sleep technology.

In addition, we own approximately 27% of Lara Pharm Ltd., an inactive private company engaged in the field of medical cannabis and developing a formulation based on synthetic cannabinoids, for the provision through an inhaler.

D.	Property, Plants and Equipment

Our offices are located at 20 Raul Wallenberg Street,  Tower A, 2nd Floor, Tel Aviv 6971916, Israel, where we currently occupy approximately 100 square meters. We lease our facilities and our lease ends on September 1, 2021. Our current monthly rent payment is NIS 12,000 (approximately $3,600).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business. However, we are currently assessing our future needs and have not renewed our lease as of the date hereof.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this Annual Report. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2018 can be found in our Annual Report for the fiscal year ended December 31, 2019, filed with the SEC on June 15, 2020.

The following financial data in this narrative are expressed in thousands, except for share and per share data or as otherwise noted.

A.	Operating Results

We have not generated any revenues since our inception.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of December 31, 2020, we had an accumulated deficit of approximately $55,200. Our operating activities are described below under “Operating Expenses.”

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

The following table discloses the breakdown of research and development expenses:

	December 31,
	2020	2019
Wages and related expenses	322	435
Share-based payments	69	165
Clinical studies	-	240
Research and preclinical studies	139	277
Chemistry and formulations	-	85
Regulatory, professional and other expenses	119	437
	649	1,639

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

The following table discloses the breakdown of general and administrative expenses:

	December 31,
	2020	2019
Wages and related expenses	237	382
Share-based payment	22	388
Professional and directors’ fees	1,283	1,065
Investor relations and business expenses	22	63
Office maintenance, rent and other expenses	182	72
Regulatory expenses	98	112
Business development expenses	58	387
Total	1,902	2,469

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019

Results of Operations

	December 31,
	2020	2019
Research and development expenses	649	1,639
General and administrative expenses	1,902	2,469
Other expense (income), net	742	-
Operating loss	3,293	4,108
Financial expense (income), net	242	371
Loss from discontinued operations, net	-	207
Net loss	3,535	4,686
Net loss attributable to holders of Ordinary Shares	3,482	4,479

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2020 amounted to $649, representing a decrease of $990, or 60%, compared to $1,639 for the year ended December 31, 2019. The decrease was primarily attributable to a decrease of $781 in clinical, preclinical studies and regulatory and other expenses, reflecting the ending of clinical and preclinical studies that were initiated in previous years and therefore a decrease in regulatory and other expenses. In addition, we did not initiate new clinical studies during the year ended December 31, 2020, thereby limiting our research and development expenses. During the second half of 2020, the company accelerated preparations for new clinical and pre-clinical studies that have begun and are expected to begin during the year of 2021.

General and Administrative Expenses

Our general and administrative expenses totaled $1,902 for the year ended December 31, 2020, representing a decrease of $567, or 23%, compared to $2,469 for the year ended December 31, 2019 (net of loss from discontinued operations). The decrease resulted primarily from a decrease of $329 in business development, a decrease of $145 in wages and related expenses reflecting our efforts to reduce these expenses, a decrease of $41 in investor relations and business expenses and a decrease of $366 in share-based payment expenses. We experienced an increase of $218 in professional and directors’ fees mainly due to an increase in directors and officers insurance during 2020.

Operating Loss

Our operating loss for the year ended December 31, 2020 was $3,293, representing a decrease of $815, or 20%, as compared to an operating loss of $4,108 for the year ended December 31, 2019.

Financial Expense and Income

Financial expense and income consist of revaluations of instruments measured at fair value, exchange rate differences, bank fees, loans interest and other transactional costs.

We recognized financial income, for the year ended December 31, 2020 of $630, representing a change of $325, as compared to financial income net of $305 for the year ended December 31, 2019. The change was primarily due to changes in the fair value of financial instruments.

We recognized financial expense, for the year ended December 31, 2020 of $872, representing a change of $196, as compared to financial expenses net of $676 for the year ended December 31, 2019. The increase was primarily due to finance expenses related to expenses related to issuance of warrants that we conducted in March and April.

Discontinued Operations, Net

Our loss from discontinued operations, net totaled $0 for the year ended December 31, 2020. On March 26, 2019, due in part to significant losses incurred by THR, as well as its failure to maintain required licenses to operate its facilities, our board of directors resolved that THR will commence a liquidation process of its assets, a process which ended on June 27, 2019, with the confirmation of THR dissolution by submitting all documents required by law. Since April 2019, THR has had no employees and all business operations have been discontinued. Accordingly, we presented all profit or loss results relevant to THR for the year ended on December 31, 2019, as loss from discontinued operations, net. Also, as of June 27, 2019, THR had no assets or liabilities and recorded an income in the amount of $616 (THR recorded a loss of $2,400 during the period since consolidation on October 3, 2018, up until December 31, 2018).

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2020 was $3,535, representing a decrease of $1,151, or 24.6%, as compared to $4,686 for the year ended December 31, 2019.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 and the significant accounting judgments, estimates and assumptions used in the preparation of the financial statements in Note 3 to our financial statements for the year ended December 31, 2020. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Volatility - The expected volatility is based on fluctuations in the price of our ADS prices on the OTCQB Marketplace.

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

Overview

Since our inception in 2004, and through December 31, 2020, we have funded our operations principally with $51,085 from the issuance of Ordinary Shares (including ADSs),warrants and pre-funded warrants. As of December 31, 2020, we had $1,946 in cash, and an additional amount of $170 in short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	December 31,
	2020	2019
Operating activities	(4,307)	(4,696)

Investing activities	24	1,268

Financing activities	5,359	2,804

Effect of exchange rate changes on cash	-	9

Net increase (decrease) in cash and cash equivalents(*)	1,076	(615)

(*)	During the year ended December 31, 2020, we did not have any cash equivalents.

Operating Activities

Net cash used in operating activities was $4,307 during 2020 in comparison to $4,696 during 2019. The decrease of $389 was primarily attributable to a decrease in research and development and general and administrative expenses.

Investing Activities

Net cash provided by investing activities of $24 during the year ended December 31, 2020 primarily reflected the investment in restricted bank deposits.

Net cash provided by investing activities of $1,268 during the year ended December 31, 2019 primarily reflected the sale of property and equipment and repayment of a convertible loan in the 2019 period.

Financing Activities

Net cash provided by financing activities of $5,359 in the year ended December 31, 2020 primarily consisted $5,136 of net proceeds from the issuance of share capital, pre-funded warrants and warrants.

Net cash provided by financing activities of $2,804 in the year ended December 31, 2019 consisted mainly of $2,898 of net proceeds from the issuance of share capital and warrants.

On March 19, 2020, we entered into a securities purchase agreement with respect to a private placement of convertible notes in the aggregate amount of $220,000, warrants to purchase up to 4,490 ADSs, and 571 ADSs. The private placement closed on April 6, 2020. The offering resulted in gross proceeds to us of approximately $220. The convertible notes were repaid during 2020.

On April 1, 2020 we entered into a securities purchase agreement, or the April 2020 Purchase Agreement, with institutional investors to purchase of 59,524 units, each consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one Series B warrant to purchase one ADS, at a purchase price of $20.993 per unit. The Series B warrants have an exercise price of $30.10 per ADS, are exercisable upon issuance and expire five years from the date of issuance. The offering resulted in gross proceeds to us of approximately $1.25 million. The closing of the sale of the securities took place on April 3, 2020. All of the pre-funded warrants were exercised. In addition, 59,524 of the Series B warrants were exercised pursuant to a cashless exercise mechanism as described in the April 2020 Purchase Agreement for no further consideration to us.

On July 23, 2020, we submitted to the Tel Aviv-Jaffa District Court, or the Tel Aviv Court, a petition pursuant to the Israeli Insolvency and Economic Rehabilitation Law, 2018, to commence proceedings for our economic rehabilitation. On August 11, 2020, Pure Capital Ltd., or Pure Capital, proposed to deposit $1.5 million with the Company’s temporary trustee nominated by the Tel Aviv Court to cover and pay all of the Company’s debts, without derogating from any other creditor’s rights towards the Company, or the Pure Capital Proposal. The Pure Capital Proposal was made subject to the replacement of the Company’s Board of Directors with Pure Capital’s designated nominees that were voted upon at the adjourned annual general meeting held on August 4, 2020. The Tel Aviv Court issued an order on August 14, 2020, or the Order, approving the Pure Capital Proposal and settlement agreement submitted to the Tel Aviv Court by the parties thereto. In accordance with the terms of the Order and following the deposit by Pure Capital, the members of our Board of Directors were replaced.

On November 19, 2020, we entered into definitive agreements with investors providing for the issuance of an aggregate of 835,447 units of securities, with each unit consisting of (i) one ADS, and (ii) two warrants, with each warrant entitling the holder thereof to purchase one ADS, at the public offering price of $5.02 per unit in a public offering. Each warrant is exercisable upon issuance and expires five years from the date of issuance. The offering resulted in gross proceeds to us of approximately $4.2 million. As of March 22, 2021, there were 69,920 warrants exercised and 1,600,974 warrants outstanding. Aegis Capital Corp. served as sole placement agent in connection with the offering and received a cash placement fee equal to 8.0% of the gross proceeds received for the units sold in the offering. The offering closed on November 23, 2020.

 On March 1, 2021, we entered into a definitive agreement with several accredited and institutional investors providing for the issuance of an aggregate of 1,152,628 units, as follows: (a) 916,316 units, at a price of $7.07 per unit, consisting of (i) one ADS, each representing 140 Ordinary Shares, and (ii) a Series A Warrant to purchase an equal number of units purchased and a Series B Warrant to purchase half the number of units, and (b) 236,312 pre-funded units, at a price of $7.069 per unit, consisting of (i) one pre-funded warrant to purchase one ADS and (ii) a Series A Warrant to purchase an equal number of units purchased and a Series B Warrant to purchase half the number of units. The pre-funded warrants have an exercise price of $0.001 per full ADS and will be exercisable at any time after the date of issuance upon payment of the exercise price.  The Series A Warrants have an exercise price of $7.07, subject to adjustments therein. The Series B Warrants have an exercise price equal to $10.60, subject to adjustments therein. The Series A Warrants and the Series B Warrants are exercisable six months from the date of issuance and have a term of exercise equal to five years from the initial exercise date. As of March 22, 2021, there were 1,152,628 Series A Warrants, 576,314 Series B Warrants and 236,312 pre-funded warrants outstanding. Aegis Capital Corp. acted as exclusive placement agent in connection with this offering and received a transaction fee equal to $0.4949 per unit and $0.4949 per pre-funded unit sold at the closing. The offering closed on March 4, 2021 and resulted in gross proceeds to us of approximately $8.15 million.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs as well as exercises of warrants and options to purchase Ordinary Shares or ADSs, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of product candidates and we do not expect to generate revenues from sale of our main product candidates in the next few years.

As of December 31, 2020, our cash, including short-term bank deposits, was $1,956.

We believe that our existing cash resources will be sufficient to finance our operating activities in the foreseeable future; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. If we do seek to raise additional capital, there can be no guarantee or assurance that we will be successful in raising such additional capital or that the term of such capital raise will be on terms favorable to us. In addition, as we continue to assess the effects of the COVID-19 pandemic and its impact on capital market transactions in the United States, although we were able to raise financing in April 2020, November 2020 and March 2021 offerings, all of which were during the COVID-19 pandemic, there can be no assurance that we will be able to raise financing again during the COVID-19 pandemic, or even after COVID-19 is no longer a “pandemic” if, for example, there is downturn in the U.S. or global economy.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional financing sooner than planned. Following actions taken during fiscal year 2020 to reduce our operating expenses in the short term as a result of the COVID-19 pandemic, we are currently looking to expand our operations including planned clinical trials and early commercialization efforts for our proprietary PEA oral tablets CannAmide™. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, our efforts to commercialize our proprietary PEA oral tablets CannAmide™ may not lead to any revenue or revenue at the level at which we are expecting. In addition to the COVID-19 pandemic, our future capital requirements will depend on many factors, including:

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

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings (such as our March 2017, March 2019, December 2019, April 2020, November 2020 and March 2021 offerings of ADSs and/or warrants). We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2020 to the year ended December 31, 2019— Research and Development Expenses.”

D.	Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, and although the impact of COVID-19 has lessened in Israel recently, we cannot predict the duration and severity of the outbreak and its containment measures for our Company. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– Risks Related to Our Business Operations – Our business and operations have been and are likely to continue to be adversely affected by the COVID-19 global pandemic.”

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2020:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
License and contractual agreements(1)	723	-	723	-	-
Facility(2)	22	22	-	-	-

(1)	Represents contractual obligations with respect to a clinical investigation and laboratory services contract with Hannover Medical School to conduct a phase IIb clinical trial.

(2)	Represents our lease agreement with a third party for an area of approximately 100 square meters.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 22, 2021:

Name	Age	Position
Itschak Shrem	73	Chairman of the Board of Directors
Oz Adler	34	Chief Financial Officer
Dr. Adi Zuloff-Shani	52	Chief Technologies Officer
Amnon Ben Shay(1)(2)(3)(4)	58	Director
Alon Dayan(1)(2)(3)(4)	45	Director
Moshe Revach	44	Director
Liat Sidi(3)	46	Director
Lior Vider(1)(2)(3)	44	Director
Amity Weiss	58	Director and Chief Executive Officer

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as determined by our Board of Directors, pursuant to the definition prescribed to such term under Nasdaq Stock Market rules)

(4)	External director under the Companies Law

Mr. Itschak Shrem has served as our Chairman since August 2020. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. In 1991, Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a partner of Pitango Funds I, II and III. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. Mr. Shrem currently serves on the board of directors of Rail Visions Ltd. Previously, Mr. Shrem served on the board of Tel-Aviv Sourasky Medical Center, the Weizman Institute Eden Spring Ltd., Nano Dimension Ltd., Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. Mr. Shrem holds a B.A. in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

Mr. Oz Adler, CPA, has served as our Chief Financial Officer since April 2018 and as our VP Finance from March 2018 until April 2018. He previously served as our Controller commencing in September 2017. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Dr. Adi Zuloff-Shani has served as our Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 20 years of experience as a research and development executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (Nasdaq: MCUR) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.

Mr. Amnon Ben Shay has served as our external director under the Companies Law since January 2021. Mr. Ben Shay has been serving as the chief financial officer of Hadar Hasharon Marketing and Distributions Ltd. since 2019. Additionally, Mr. Ben Shay currently serves on the board of directors of Value Capital One Ltd. (TASE: VALU) and previously served on the board of directors of Azorim Investments and Building Development Company Ltd. (TASE: AZRM) and B.G.I. Investments (1961) Ltd. (TASE: BGI). From 2017 to 2019, Mr. Ben Shay served as the chief financial officer of Fridenson Air & Ocean Ltd. From 2014 to 2017, he served as the chief financial officer of Abetrans Logistics Ltd. Prior to that, Mr. Ben Shay served as the chief financial officer of Isline Export and Import Services Ltd. from 2010 to 2013. Prior to the year 2009, Mr. Ben Shay served as the chief financial officer of several Israeli real estate investment groups. Mr. Ben Shay holds a B.A. in economics and business and an M.B.A in business, both from The Hebrew University of Jerusalem, Israel, and an accounting certificate from The College of Management Academic Studies, Israel.

Mr. Alon Dayan has served as our external director under the Companies Law since January 2021. Mr. Dayan is the founder of L1-Systems Ltd. and has been serving as its chief executive officer since 2015. Since 2018, Mr. Dayan has served as the chief executive officer of Virtual Crypto Technologies Inc. (OTC: VBIX), which he founded as well. Prior to that, he served as a business development manager at Elbit Systems Ltd. from 2006 to 2013. Mr. Dayan holds a B.A. in electronical engineering from Ariel University, Israel.

Mr. Moshe Revach has served as our Director since August 2020. Mr. Revach serves as deputy mayor of the city of Ramat Gan, Israel, has held both the sports and government relations portfolios in the Ramat Gan municipality since 2013, and has served in various other Ramat Gan municipality positions since 2008. Mr. Revach serves as a director of L.L.N IT solutions, a wholly-owned subsidiary of the Jewish Agency for Israel and of Biomedico Hadarim Ltd. Mr. Revach previously served as a director of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby.

Ms. Liat Sidi has served as our Director since August 2020. Ms. Sidi serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX). Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006. Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting.

Mr. Lior Vider has served as our Director since August 2020. Mr. Vider has served as a senior investment portfolio manager at Epsilon Investment House Ltd. since 2010. Mr. Vider previously served as chief investment manager for Impact Investment Management Ltd., from the Union Bank group, from 2007 to 2010 and as chairman of the board of directors and a member of the group’s investment committee of Rahkia Capital Markets Ltd. from 2006 to 2007. Mr. Vider also served as manager of the financial desk and as a trader in trust funds of Ilanot Discount from 2003 to 2006. Mr. Vider founded and managed sponser.co.il, a financial portal specializing in services for investors from 2005 to 2017. Mr. Vider holds a B.A. in industry and management engineering from Shenkar College in Israel.

Mr. Amity Weiss has served on our Board of Directors since August 2020 and was also appointed our Chief Executive Officer in August 2020. Mr. Weiss currently serves as chairman of the board of directors of P.L.T Financial Services Ltd. (TASE: PLTP), as chairman of the board of directors of Matomy Media Group Ltd. (LSE: MTMY, TASE: MTMY.TA) and as an external director of Cofix Group Ltd. (TASE: CFCS). In 2016, Mr. Weiss founded Amity Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B from the Ono Academic College.

Scientific Advisory Board

We have a Scientific Advisory Board of twelve award winning and active physicians and scientists in the field(s) of: psychiatry and child psychiatry, TS, neurology, Alzheimer’s disease, hospice and palliative medicine neurobiology, pharmacology and neuropsychopharmacology, organic and medicinal chemistry, cannabinoids and drug discovery. We consult with the members of our Scientific Advisory Board on a regular basis.

Prof. Raphael Mechoulam is a Professor Emeritus of the Department of Natural Products of the School of Pharmacy at the Faculty of Medicine of the Hebrew University of Jerusalem, and a member of the Israel Academy of Sciences and Humanities. Prof. Mechoulam’s research in the field of cannabis has led to his discovery of the endocannabinoid system. Additionally, Prof. Mechoulam was among the first to complete the total synthesis of the major plant cannabinoids, THC, cannabidiol, cannabigerol, and others, and also played a key role in the isolation of the first described endocannabinoid anandamide. Prof. Mechoulam’s research interests are in the chemical and biological activity of natural products and medicinal agents, of which his primary contributions are in the field of the constituents of cannabis, about which Prof. Mechoulam has published extensively. Prof. Mechoulam has received amongst others, the Israel Prize in 2000, the European College of Neuropsychopharmacology Lifetime Achievement Award in 2006 and the Rothschild Prize in 2012.

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

Prof. Michael Davidson currently serves, among other things, as Chairman of the Stuckinski Centre for Alzheimer’s Disease Research in Ramat Gan. Prof. Davidson is also the editor of European Neuropsychopharmacology. Prof. Davidson served as Chief Psychiatrist at the Department of Psychiatry of the Sheba Medical Centre in Tel-Hashomer for six years. Prof. Davidson holds a professorship at the Sackler School of Medicine of Tel Aviv University and a secondary appointment at the Mount Sinai School of Medicine in New York. Prof. Davidson is considered an international expert on Alzheimer’s disease and is the author of approximately 300 publications in scientific literature.

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

Prof. Kirsten Müller-Vahl is a Professor of Psychiatry at the Department of Psychiatry, Socialpsychiatry and Psychotherapy at the Hanover Medical School, Germany. Prof. Müller-Vahl specialist in both neurology and adult psychiatry and has worked extensively at a specialized movement disorder clinic. For six years, Prof. Müller-Vahl was a grant-holder for the German Government for scientific research related to TS. Over the past eighteen years, Dr. Müller-Vahl has investigated more than 12000 patients with TS, both children and adults, and has served as the head of the TS outpatient department for over twenty years. Additionally, Prof. Müller-Vahl served on the scientific advisory board of the German Tourette Syndrome Association, and, in 2011, she became the president of the German Society for the Study of Tourette Syndrome. Furthermore, Prof. Müller-Vahl is a German representative member of the management committee and coordinator of the COST Action BM0905, which is involved the study of TS, and the leader of Working Group 4, which is involved in outreach activities. Prof. Müller-Vahl is a full partner in the European Union funded FP7 program, the “European Multicentre Tics in Children Studies.”

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

Prof. David John Nutt, DM, FRCP, FRCPsych, FMedSci, DLaws is a psychiatrist and the Edmond J. Safra Professor of Neuropsychopharmacology in the Division of Brain Science, Imperial College London. He was previously the president of the European Brain Council, British Association of Psychopharmacology, British Neuroscience Association and the European College of Neuropsychopharmacology. He is currently founding Chair of DrugScience and holds visiting professorships at the Open University and the University of Maastricht. In 2013, he won the John Maddox Prize, an international prize administered by Sense about Science in partnership with Nature for standing up for science and in 2017 a Doctor of Laws (Honoris Causa) from the University of Bath.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

We are not a party to, and there are no arrangements or voting agreements that we are aware of for the election of our directors and members of management.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management, as a group for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2020.

(in thousands of U.S. dollars)	Salary/Fee	Pension, Retirement and Other Similar Benefits(1)	Share Based Compensation(2)
All directors and senior management as a group, consisting of 19 persons (*)	$670	77	$91

(*)	Includes our former Chairman and Chief Executive Officer Dr. Ascher Shmulewitz, former director and Chief Executive Officer, Gilad Bar-Lev, and former directors Prof. Ari Shamiss, Arie Webber, Tod Violette, Stephen Simes, Amit Berger, Eric So and Lior Amit, who resigned from their former positions as executive officers and/or members of our board during the year of 2020.

(1)	Represents the directors and senior management’s payment of mandatory social benefits made by the Company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on fair value for ADS options granted and estimated using the Black-Scholes option pricing model.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers or directors during or with respect to the year ended December 31, 2020.

Annual Compensation (in thousands of U.S. dollars)

Executive Officer	Salary/Fee	Pension, Retirement and Other Similar Benefits	Share Based Compensation (1)	Total

Dr. Ascher Shmulewitz*	$201	-	-	$201

Dr. Adi Zuloff-Shani, Chief Technologies Officer	$129	$30	$55	$214

Oz Adler, Chief Financial Officer	$188	$43	$70	$301

Gilad Bar Lev*	$57	$3	-	$60

Stephen M. Simes *	$22	-	-	-

(1)	Share based compensation includes the cost of our non-cash share-based compensation in 2020.

(*)	Dr. Ascher Shmulewitz, Gilad Bar-Lev and Stephen M. Simes are no longer members of our Board of Directors or executive officers of the Company.

Employment and Services Agreements with Executive Officers

With the exception of our Chief Executive Officer, we have entered into written employment agreements and/or consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Most of these agreements are terminable by either party upon 30 days’ prior written notice. However, a longer 90 day notice period is required with respect to each of our executive officers. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year, subject to a pre-determined target-based bonus plan, which is usually set during the first quarter of each calendar year following the recommendation of our compensation committee and the approval of our Board of Directors. The annual bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and compensation committee and approved annually by our Board of Directors.

For a description of the terms of our options and option plans, see Item 6.E. “Share Ownership” below.

According to the Companies Law, following the appointment of the External Directors and the recommendation of our compensation committee and the Board of Directors, at the special general meeting, held on March 2, 2021, our shareholders approved the terms of compensation of our Chief Executive Officer, Mr. Amity Weiss, and the Chairperson of the Board of Directors, as set forth below. Such terms are in line with our Compensation Policy.

●	Chairperson of the Board of Directors - a monthly fee in the amount of NIS 10,000 (approximately $3,030) plus applicable value added tax (VAT).

●	Chief Executive Officer - a monthly fee in the amount of NIS 10,000 (approximately $3,030) plus applicable value added tax (VAT).

Directors’ Service Contracts

 We do not have written agreements with any director (including our Chief Executive Officer, who is also a director) providing for benefits upon the termination of his/her employment with us.

C.	Board Practices

Our Board of Directors presently consists of seven members. Although our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent, while we are currently quoted on the OTCQB, we have nevertheless adopted the independence standards of the Nasdaq Capital Market to determine the independence of our directors and those directors serving on any committee. These standards provide, among other things, that a person will be considered an independent director if he or she is not an officer of the company and is, in the view of the company’s board of directors, free of any relationship that would interfere with the exercise of independent judgment. We believe that Mr. Vider, Ms. Sidi, Mr. Ben Shay and Mr. Dayan are all currently considered “independent” for purposes of the Nasdaq Stock Market rules. Our articles of association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. Pursuant to the Companies Law, the overall planning and management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors. All other executive officers are appointed by the Board of Directors or by our Chief Executive Officer, provided that he was authorized by the Board of Directors to do so. Their terms of employment are subject to the approval of our Board of Directors’ Compensation Committee (see “—Compensation Committee”) and of the Board of Directors (and in case the terms are not compatible with the provisions of the compensation policy, to our shareholders’ approval as well), and are subject to the terms of any applicable employment agreements that we may enter into with them.

Other than our external directors, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2020 and after, at each annual general meeting the term of office only one class of directors will expire. Each director, aside from any founder director, holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 65% of the total voting power of our shareholders at a general meeting of our shareholders in accordance with our amended and restated articles of association.

Our directors who are not founder directors are divided among the three classes as follows:

●	the Class I director is Ms. Liat Sidi, and her term will expire at our annual general meeting of shareholders to be held in 2021;

●	the Class II directors consist of Mr. Moshe Revach and Mr. Lior Vider and their terms will expire at our annual general meeting of shareholders to be held in 2022; and

●	the Class III directors consist of Mr. Amity Weiss and Mr. Itschak Shrem and their terms will expire at our annual general meeting of shareholders to be held in 2023.

Additionally, and as further set forth below, Mr. Amnon Ben Shay and Mr. Alon Dayan are external directors of the Company and their three year terms commenced on January 7, 2021.

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

Leadership Structure of the Board of Directors

In accordance with the Companies Law and our articles of association, our Board of Directors is required to appoint one of its members to serve as Chairman of the Board of Directors. Our Board of Directors has appointed Mr. Itschak Shrem to serve as Chairman of the Board of Directors on August 4, 2020.

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

External Directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies” are required to appoint at least two external directors who meet the qualification requirements under the Companies Law. Such external directors are not required to be Israeli residents in case the company is listed on a foreign stock exchange (such as ours). Appointment of external directors is made by a special majority resolution of the general meeting of our shareholders. At a shareholders’ meeting held on January 7, 2021, each of Mr. Amnon Ben Shay and Mr. Alon Dayan were elected to serve as external directors of the Company for a three-year term commencing on the date of the meeting.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of, each an Affiliated Party: (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by our controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.

The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, and a director or manager directly subordinate to the general manager.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under such person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must either meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the Nasdaq requirements for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications as required under the Companies Law and regulations promulgated thereunder.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Under the Companies Law, until the lapse of a two-year period from the date that an external director has ceased to act as an external director (and until the lapse of a one-year period, with respect to such external director spouse or children) certain prohibitions apply to the ability of the company and its controlling shareholders, including any corporations controlled by a controlling shareholder to grant such former external director or his or her spouse or children any benefits (directly or indirectly).

Election and dismissal of external directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

●	the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders or have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

●	the total number of shares held by the shareholders mentioned in the paragraph above that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, each if:

●	his/her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders’ meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee, as described above;

●	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

●	his/her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that: (i) both the audit committee and the board of directors confirm that, in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the company; (ii) the appointment to the additional term is subject to the reelection provision described above; and (iii) the term during which the nominee served as an external director and the board of directors’ and audit committee’s reasoning for the extension of such term were presented before the general meeting of shareholders prior to the approval of the extension.

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Under the regulations pursuant to the Companies Law, a public company with securities listed on certain foreign exchanges that satisfies the applicable domestic country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder may adopt an exemption from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. We may adopt this exemption in the future if we will no longer have a controlling shareholder.

Additional provisions

Under the Companies Law, each committee authorized to exercise any of the powers of the board of directors must include only directors and is required to include at least one external director and each of the audit and compensation committees are required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as an external director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

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

Our audit committee, acting in compliance with and subject to the provision of the Companies Law and pursuant to a written charter, is currently comprised of Mr. Vider, Ms. Sidi, Mr. Ben Shay and Mr. Dayan.

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

Certain exemptions are available under the regulations of the Companies Law which allows companies whose shares are traded on the Nasdaq not to follow the requirements of the Companies Law with regard to the composition of the audit committee (with respect to membership of external directors) as provided for under the Companies Law, and instead, if the company follows the Nasdaq rules applicable to U.S. domestic companies with respect to the appointment and composition of the audit committee. This regulation is currently not available to us as we are quoted on the OTCQB and not traded on the Nasdaq.

Companies traded on the Nasdaq Stock Market are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise. The OTCQB does not have any similar requirements.

As noted above, currently the members of our audit committee include Mr. Vider, Mr. Ben Shay and Mr. Dayan. All of the members of our audit committee are “independent,” as such term is defined in under Nasdaq Stock Market rules. Mr. Ben Shay serves as the Chairman of our audit committee. Although we are quoted on the OTCQB, all members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our Board of Directors has determined that Amnon Ben Shay is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience that would be required by the Nasdaq Stock Market rules.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (if any), who must constitute a majority of the members of the compensation committee, and one of whom must serve as chairman of the committee. Certain exemptions are available under the regulations of the Companies Law which allows companies whose shares are traded on stock exchanges such as the Nasdaq Stock Market, and who do not have a shareholder holding 25% or more of the company’s share capital, such as exemption from this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. This exemption is currently not available to us as we are quoted on the OTCQB and not traded on the Nasdaq.

Certain exemptions are available under the regulations of the Companies Law which allows companies whose shares are traded on Nasdaq not to follow the requirements of the Companies Law with regard to the composition of the compensation committee (with respect to membership of external directors) as provided for under the Companies Law, and instead, if the company follows the Nasdaq rules applicable to U.S. domestic companies with respect to the appointment and composition of the compensation committee. This regulation is currently not available to us as we are quoted on the OTCQB and not traded on the Nasdaq.

Our compensation committee is acting in compliance with and subject to the provisions of the Companies Law and pursuant to a written charter, and consists of Mr. Vider, Ms. Sidi, Mr. Ben Shay and Mr. Dayan, each of whom is “independent,” as such term is defined under the Nasdaq Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association (insofar as the provisions of our articles of association referring to the compensation committee according to Israeli law should be referred to and read based on said exemption), on all aspects referring to its independence, authorities and practice.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a Compensation Policy. The Compensation Policy must be adopted by the company’s Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy is then brought for approval by our shareholders and is subject to special majority requirements. On January 15, 2020, our shareholders approved our updated Compensation Policy, which unless amended or restated, shall remain in effect until January 15, 2023. Following our compensation committee’s and Board of Directors’ review, and in light of the Israeli Securities Authority’s legal position number 21-101, as amended in June 2020 and August 2020, regarding the necessity to refer to the annual premium and deductibles in compensation policies, at our special general meeting of shareholders held on March 2, 2021, our shareholders approved the amendment of the Compensation Policy such that the limitations on the annual premium and deductibles that may be paid by us under our directors’ and officers’ liability insurance shall be removed.

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

Under the regulations promulgated under the Companies Law, certain exemptions and reliefs with respect to the Compensation Committee are granted to companies whose securities are traded outside of Israel. These exemptions and reliefs are currently not available to us as we are quoted on the OTCQB and not traded on the Nasdaq.

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

On January 15, 2020, we have approved a six-year framework, where, among others, the yearly premium will not exceed the sum of $1,500,000 (allowing an annual increase of 15%), with a liability limit of up to $40,000,000 per event per annum, and additional side A difference in conditions (DIC) liability limit of up to $10,000,000, and including an 84 months run-off insurance under reasonable customary terms, and an annual increase of the foregoing parameters of no more than 10%. In addition, we have a similar insurance framework included and in effect under our compensation policy.

We currently have liability insurance providing total coverage of $5,000,000 per claim and in the aggregate for the benefit of all of our directors and officers and company coverage for securities claim.

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

On December 31, 2018, we had three full-time employees. On December 31, 2019, we had seven full-time employees. On December 31, 2020, we had had three members of senior management: our Chief Executive Officer, Chief Financial Officer and Chief Technologies Officer, of which our Chief Executive Officer is engaged as a consultant.

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

Unless indicated otherwise, the following table lists as of March 22, 2021, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group as of March 22, 2021:

Executive Officers and Directors	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Itschak Shrem	539,280		*	%

Amity Weiss	89,880		*

Oz Adler	94,996	(3)	*

Dr. Adi Zuloff-Shani	136,664	(4)	*

Amnon Ben Shay	-

Alon Dayan	-

Moshe Revach	-

Liat Sidi	-

Lior Vider	-

Lior Amit**	-

Gilad Bar-Lev**	-

Amit Berger**	-

Prof. Ari Shamiss**

Dr. Ascher Shmulewitz**	8,000

Stephen M. Simes**		-

Eric So**

Todd Violette**

Arie Weber**

All directors and executive officers as a group (19 persons)**	868,820		*	%

*	Less than 1%.

**	Messrs. Amit, Bar-Lev, Berger, Shamiss, Shmulewitz, Simes, So, Violette and Weber resigned from their former positions as executive officers and/or members of our board during the year of 2020. Beneficial ownership information for such persons is based on (i) our own internal records and (ii) the annual report on Form 20-F for the year ended December 31, 2019 or the final prospectus dated November 19, 2020, as applicable.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 751,565,483 Ordinary Shares issued and outstanding as of March 22, 2021, plus Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes options to purchase 20,000 Ordinary Shares at an exercise price of $2.80 per share, and options to purchase 74,996 Ordinary Shares at an exercise price $1.50 per share. In addition, Mr. Adler holds options to purchase 150,004 Ordinary Shares that are not exercisable within 60 days. Mr. Adler’s options have expiration dates ranging from August 31, 2023 to October 10,2029, and a weighted average exercise price of $1.61.

(4)	Includes options to purchase 25,000 Ordinary Shares at an exercise price of NIS 21.22 (approximately $6.43) per share, options to purchase 45,000 Ordinary Shares at an exercise price of $2.80 per share and options to purchase 66,664 Ordinary Shares at an exercise price of $1.50 per share. In addition, Dr. Zuloff-Shani holds options to purchase 133,336 Ordinary Shares that are not exercisable within 60 days. Dr. Zuloff-Shani’s options have expiration dates ranging from August 28, 2023 to October 10, 2029, and a weighted average exercise price of $2.17.

Equity Incentive Plans

Israeli Share Option Plan (2015); Israeli Share Option Plan (2005)

In July 2005, we adopted the Israeli Share Option Plan (2005), or the 2005 Plan, which was in force for a period of 10 years. Upon the expiration of the 2005 Plan, we adopted the Israeli Share Option Plan (2015), or the 2015 Plan. There are no options outstanding under our 2005 Plan and all new options are granted under the 2015 Plan.

Under the 2015 Plan, we grant options to purchase our Ordinary Shares to our officers, employees, consultants and other service providers. As of March 22, 2021, 2,200,000 Ordinary Shares were reserved for issuance under the 2015 Plan, of which options to purchase 790,000 Ordinary Shares were issued and outstanding thereunder. Of such outstanding options, options to purchase 498,660 Ordinary Shares were vested as of March 22, 2021, with a weighted average exercise price of $3.41 per share.

The 2015 Plan was designed to reflect the provisions of the Israeli Income Tax Ordinance (New Version) 5721-1961, or the Ordinance, mainly Sections 102 and 3(i), which afford certain tax advantages to Israeli employees, officers, and directors who are granted share options in accordance with its terms. Section 102 of the Ordinance allows employees, directors, and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or share options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of share options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of share options or shares directly to the grantee. Sections 102(b)(2) and 102(b)(3) of the Ordinance, which provide the most favorable tax treatment for grantees, permit the issuance to a trustee under the “capital gain” tax regime. In order to comply with the terms of the “capital gain” tax regime, all share options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such share options and other shares received following any realization of rights with respect to such share options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director, officer or service provider. The trustee may not release these share options or shares to the relevant grantee before the second anniversary of the registration of the share options in the name of the trustee. However, under this regime, our ability to deduct an expense with respect to the issuance of the share options or shares might be limited. Section 3(i), which permits the issuance of share options under the “income from labor” tax regime, does not provide for similar tax benefits.

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

Awards under the 2015 Plan may be granted until December 2025, 10 years from December 2015. Share options granted under the 2015 Plan generally vest over three years commencing on the date of grant such that the options shall vest on a quarterly basis in equal portions, unless otherwise provided in a specific share option grant agreement and such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. Share options, other than certain incentive share options, that are not exercised within the term set forth under each award agreement shall expire, unless otherwise determined by our Board of Directors. Except as otherwise determined by the Board of Directors or as set forth in an individual’s award agreement, in the event of termination of employment or services for reasons of disability or death, the grantee, or in the case of death - his or her legal successor, may exercise share options that have vested prior to termination within a period of twenty four months from the date of disability or death. If we terminate a grantee’s employment or service for cause (as this term is defined under the Plan), all of the grantee’s unvested share options will expire on the date of termination, yet share options which by that date the offeree’s eligibility to exercise has already been formed shall remain exercisable. If a grantee’s employment or service is terminated for any other reason other than for cause, the grantee may exercise his or her vested share options within 90 days of the date of termination, unless otherwise provided in a specific share option grant agreement. In the event of (i) a sale of all or substantially all of our assets or (ii) our consolidation or merger in which we are not the ongoing or surviving corporation, then, and unless otherwise determined in the agreement or by the Board of Directors, we shall be entitled to determine that all of the outstanding unexercised share options held by or for the benefit of any grantee shall be assumed or substituted for an appropriate number of share options of the successor company, provided that the aggregate amount of the exercise price for such share options shall be equal to the aggregate amount of the exercise price of our unexercised share options held by each grantee at such time. In addition, and unless otherwise determined by our Board of Directors, upon the occurrence of certain events, as further described in the 2015 Plan (among others, a merger transaction (or the like), liquidation and/or dissolution, recapitalization, rights offering, distribution of bonus shares, dividends and capital reorganization), a grantee’s rights to purchase shares under the 2015 Plan shall be adjusted as provided therein.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 22, 2021, two beneficial holders of our Ordinary Shares had beneficial ownership of 5% or more of our outstanding Ordinary Shares. The following table lists as of the date indicated the number of our Ordinary Shares beneficially owned by such holders:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Bigger Capital Fund, LP	14,199,117	(3)	4.99%
Robert J Eide Pension Plan	14,199,117	(4)	4.99%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 284,551,451 Ordinary Shares issued and outstanding as of March 22, 2021.

(3)	Based solely on a Schedule 13G filed with the SEC on February 1, 2021. As of December 31, 2020, Bigger Capital Fund, LP beneficially owned 13,210,400 Ordinary Shares and an aggregate of 200,000 ADSs currently issuable upon the exercise of warrants with an exercise price of $5.02 per ADS. Bigger Capital Fund GP, LLC, as the general partner of Bigger Capital Fund, LP, may be deemed to beneficially own the (i) 13,210,400 Ordinary Shares and (ii) 200,000 ADSs issuable upon exercise of warrants beneficially owned by Bigger Capital Fund, LP. Mr. Michael Bigger, as the managing member of Bigger Capital Fund GP, LLC may be deemed to beneficially own the (i) 13,210,400 Ordinary Shares and (ii) 200,000 ADSs issuable upon exercise of warrants owned by Bigger Capital Fund, LP. The address of Bigger Capital Fund, LP is 2285 Spruce Goose Street, Suite A229, Las Vegas, NV 89135. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in the warrant.

(4)	Based solely on a Schedule 13G filed with the SEC on November 23, 2020. As of December 9, 2020, Robert J Eide Pension Plan owned 13,210,400 Ordinary Shares and an aggregate of 200,000 ADSs issuable upon the exercise of warrants. Robert Eide is the trustee and sole beneficiary of Robert J Eide Pension Plan, and his address is 810 7th Avenue #18, New York, NY 10019. Mr. Eide may be deemed to own the 13,210,400 Ordinary Shares and the warrants to purchase up to 200,000 ADSs. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in the warrant.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2020, there were no increases in the percentage ownership of our major shareholders, other than the addition of the new major shareholders listed above under “A. Major Shareholders”. On the other hand, there was a decrease in the percentage ownership of entities affiliated with L.I.A. Pure Capital Ltd. (from 12.58% to 4.9%).

During the fiscal year ended December 31, 2019, two shareholders reached ownership thresholds of our ADSs that reached at least 5% of our issued and outstanding ADSs, one of which was L.I.A. Pure Capital Ltd. As of the filing date of our annual report on Form 20-F for the year ended December 31, 2019, and as of the date of the filing of this Annual Report, we are not aware that such other 5% holder of our ADSs continues to be a major shareholder (holding at least 5% of our issued and outstanding ADSs/Ordinary Shares).

Record Holders

As of March 22, 2021, there were six holders of record of our Ordinary Shares, one of which has a registered address in the United States. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 22, 2021, there were 43 holders of record of our ADSs on record with the Depository Trust Company.

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

Employment Agreements

We have entered into written employment agreements with our Chief Financial Officer and Chief Technologies Officer. Each of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. Most of these agreements are terminable by either party upon 30 days’ prior written notice. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our Board of Directors that also set the bonus targets for our Chief Executive Officer. See Item 6.B. “Compensation—Employment and Service Agreements with Executive Officers” and see the descriptions of exculpation and indemnification agreements and directors and officers insurance arrangements in Item 6.A. “Directors and Senior Management” and Item 6.C. “Board Practices—Insurance,” — “Indemnification” and “—Exculpation.”

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

Dekel License Agreement

In May 2015, we entered into a license agreement, which, following an amendment thereto in August 2015, became effective, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, the former Chairman of our Board of Directors (and previously our interim Chief Executive Officer), under which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. We and Dekel have since entered into additional amendments to the license agreement, with the last such amendment entered into on July 14, 2019. See Item 4.B. “Business Overview—Intellectual Property— Dekel License Agreement” for additional information.

Convertible Loan with Dekel

On March 19, 2020, we entered into a securities purchase agreement (“SPA”) with Dekel, pursuant to the SPA, Dekel received convertible promissory notes (the “Notes”), with an aggregate original principal amount of approximately $350,000, at an aggregate purchase price of $315,000 to be paid in several tranches spread across a twelve-month period. In addition, the Company issued a warrant to purchase up to 4,490 ADSs of the Company (the “Private Placement Warrant”) and 571 ADSs. The initial tranche of the Private Placement was for a principal amount of $220 at a purchase price of $198. The Notes are unsecured, have a maturity date of March 23, 2021, bear interest at a rate of 12% per annum, and may be converted, at the election of the holder, into ADSs at an initial conversion price of $24.50 per ADS (the “Fixed Conversion Price”), subject to adjustments. After the six-month anniversary of the issuance of the Notes, the conversion price shall be equal to the lower of the Fixed Conversion Price or 70% of the lowest trading price of the ADSs as reported on Nasdaq or any exchange upon which the ADSs or ordinary shares of the Company are traded at such time, for the 20 prior trading days including the day upon which a notice of conversion is received by the Company or its transfer agent. The Private Placement Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five-year anniversary of the date of issuance, at an initial exercise price of $24.5 per ADS, subject to adjustment. On November 8, 2020, the Notes were terminated and the initial tranche was fully repaid by the Company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See Item 18. “Financial Statements.”

Legal Proceedings

On July 23, 2020, we submitted to the Tel Aviv Court, or the Court, a petition pursuant to the Israeli Insolvency and Economic Rehabilitation Law, 2018, to commence proceedings for the economic rehabilitation of the Company, or the Petition. In the Petition submitted to the Court, we stated that it is insolvent (as determined by the cash flow test) and unable to pay its debts to our creditors.

On August 6, 2020, L.I.A. Pure Capital Ltd., or Pure Capital, filed with the Court, requesting an order to have the results of the Company’s annual general meeting held on August 4, 2020 declared invalid, mainly due to our reliance on discretionary voting of the depositary bank for our ADSs. The Court asked for the Company and former directors’ response by no later than August 13, 2020, which was subsequently extended.

On August 11, 2020, Pure Capital proposed to deposit $1.5 million with the Company’s temporary trustee nominated by the Court to cover and pay all of our debts, without derogating from any other creditor’s rights towards us, or the Pure Capital Proposal. The Pure Capital Proposal was made subject to the replacement of our board of the directors as of the date of the Pure Capital Proposal, or the Prior Board, with Pure Capital’s designated nominees that were voted upon at the adjourned annual general meeting of the Company’s shareholders on August 4, 2020 (as discussed below). The Court issued an order on August 14, 2020, or the Order, approving the Pure Capital Proposal and settlement agreement submitted to the Court by the parties thereto.

In accordance with the terms of the Order and following the deposit by Pure Capital, the Prior Board was replaced with: Itschak Shrem (chairman), Amity Weiss (also appointed to act as the Company’s Chief Executive Officer), Moshe Revach, Lior Amit, Lior Vider and Liat Sidi. Following the issuance of the Order, a related case that was filed by Pure Capital with the Court was withdrawn as well.

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

Our ADSs, each of which represents one hundred forty of our Ordinary Shares, are quoted on the OTCQB under the symbol “SPRCY.” On July 2, 2020, our ADSs were suspended from Nasdaq due to our failure to meet the shareholders equity requirements of Nasdaq. On September 21, 2020, our ADSs were officially delisted from Nasdaq.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are quoted on the OTCQB.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2(d) to this annual report on Form 20-F and is incorporated by reference into this Annual Report.

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

The Encouragement of Research, Development and Technological Innovations in the Industry Law, 5744-1984

Under the Innovation Law, research and development programs which meet specified criteria and are approved by a committee of the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, or a grant recipient, is typically required to pay royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. Under the regular benefits tracks, the royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month LIBOR applicable to dollar deposits that is published on the first business day of each calendar year. The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of such royalties is required.

The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA.

The terms of the Innovation Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may not be transferred outside of Israel, unless the prior approval of the IIA is received (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required). It should be noted that this does not restrict the export of products that incorporate the funded technology. Under the regulations of the Innovation Law, assuming we receive approval from the IIA to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the IIA as a Percentage of Grant
Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Innovation Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval under the same manufacturing scope indicated at the application. On January 6, 2011, the Innovation Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Innovation Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration taking into account a depreciation mechanism, and less royalties already paid to the IIA. According to regulations promulgated under the Innovation Law, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the grant recipient undertakes to continue the research and development activity in Israel for a period of three years after payment to the IIA, and maintain at least 75% of the research and development employees the company had for the six months before the know-how was transferred, while keeping the same scope of employment for such research and development staff, subject to additional conditions specified in the regulations.

Transfer of know-how within Israel is subject to the IIA approval and to an undertaking of the recipient Israeli entity to comply with the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Innovation Law and related regulations.

The restrictions under the Innovation Law will continue to apply even after we will repay the full amount of royalties payable pursuant to the grants. In addition, the government of the State of Israel may from time to time audit sales of product candidates which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional product candidates.

These restrictions may impair our ability to outsource manufacturing or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties or other payments to the IIA. If we fail to comply with certain restrictions under the Innovation Law, we may be subject to mandatory repayment of grants received by us (together with interest and penalties), as well as be exposed to criminal charges.

Our research and development efforts have been financed, partially, through grants that we have received from the IIA. We therefore must comply with the requirements of the Innovation Law and related regulations. Our total outstanding obligation to the IIA, respectively, including the interest accrued through December 31, 2020, amounts to approximately $1.2 million.

Tax Benefits for Research and Development under the Innovation Law

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

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

Taxation of our Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israel Income Tax Ordinance, or the Ordinance, distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus. Inflationary Surplus is computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, according to the change in the foreign currency exchange rate, between the date of purchase and the date of disposal. Inflationary Surplus is not subject to tax in Israel.

Real Gain accrued by individuals on the sale of our Ordinary Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” including, among other rights, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2020).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income– 23% for corporations in 2020 and a marginal tax rate of up to 47% in 2020 for individuals, unless the benefiting provisions of an applicable tax treaty applies.

Capital Gains Taxes is Applicable also to Non-Israeli Resident Shareholders. A non-Israeli resident (whether an individuals or a corporations) who derives capital gains from the sale of shares in an Israeli resident company may be exempt from Israeli capital gain tax so long as the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on a recognized stock exchange, outside of Israel (such as Nasdaq) (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) with respect to securities listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporation will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly and indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the United States-Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Dividends

A distribution of dividends from income, to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder (as defined above in this section) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, generally, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Non-Israeli residents (whether individuals or a corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares or ADSs at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a Controlling Shareholder at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%, unless a reduced tax rate is provided under an applicable tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares or ADSs who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 651,600 for 2020, which amount is linked to the annual changes to the Israeli Consumer Price Index), including, but not limited to income derived from dividends, interest and capital gains.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

In general, for U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owning the underlying Ordinary Shares represented by those ADSs. Accordingly, exchanges of Ordinary Shares for ADSs, and ADSs for Ordinary Shares will not be subject to U.S. federal income tax.

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

We do not expect that we will be treated as a PFIC for the current taxable year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares or ADSs. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares or ADSs.

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

Subject to certain adjustments under the PFIC rules, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met. Any dividend income or gain described in clause (1) above will be subject to U.S. federal income tax on a net income tax basis in the same manner as a U.S. Holder and, with respect to corporate holders, a branch profits tax imposed at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply to its effectively connected earnings and profits (subject to adjustments). Any dividend income or gain described in clause (2) above that is not effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the U.S. generally will be subject to 30% withholding tax (or such lower rate as may be specified by an applicable income tax treaty) net of certain U.S. source capital losses.

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

We maintain a corporate website at http://www.therapixbio.com (which we expect will soon be replaced by http://www.scisparc.com). Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this Annual Report. We have included these website addresses in this Annual Report solely as inactive textual references.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/U.S. dollar currency exchange rates. As of December 31, 2020, the vast majority of our liquid assets are held in U.S. dollars, and the majority of our expenses is denominated in U.S. dollars. Changes of both 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase our loss for 2020 by less than 1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Beginning October 1, 2018, our functional currency is the U.S. dollar.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2020. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as at December 31, 2020.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of our audit committee are “independent,” as such term is defined in under Nasdaq Stock Market rules. In addition, our Board of Directors has determined that Amnon Ben Shay is an audit committee financial expert, as defined under the rules under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Ethics and Conduct is posted on our website at http://www.therapixbio.com (which we expect will soon be replaced by http://www.scisparc.com). Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics and Conductor grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer (a member of EY Global), served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2020. Kost Forer Gabbay & Kasierer (a member of EY Global) has served as our principal independent registered public accounting firm since 2009.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
Audit fees(1)	$125,000	$115,000
Audit-related fees(2)	43,000	79,000
Tax fees(3)	$-	$12,000
All other fees(4)	9,450	-
Total	$177,450	$206,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements and tax returns.

(2)	Includes professional services rendered in connection with the fees relating to our public offering of ADSs.

(3)	Includes ongoing tax consultation.

(4)	Includes consulting for financing purposes.

All of the services provided above were approved by our audit committee and by our board of directors.

Pre-Approval of Auditors’ Compensation

Our audit committee charter provides, among others, that our audit committee is responsible for: (1) pre-approving audit and non-audit services provided to us by the independent registered public accounting firm; (2) reviewing and approving disclosures relating to fees and non-audit services required to be included in the SEC reports; and (3) establishing pre-approval policies and procedures for the engagement of independent accountants to render us services. Subject to the Board of Directors’ and shareholders’ approval, if and to the extent required by applicable law, the audit committee shall have the authority to approve all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent registered public accounting firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Although we are currently quoted on the OTCQB and not traded on the Nasdaq, we intend to apply to list our ADSs on the Nasdaq Capital Market when we next meet the Nasdaq’s listing requirements. However, no assurance can be given that our application will be approved. The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers to comply with various corporate governance practices. In addition, companies that are traded on the Nasdaq are required to comply with the Nasdaq Stock Market rules. Under those rules, Israeli companies that are traded on the Nasdaq may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, Israeli companies that are traded on the Nasdaq may elect to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. Foreign private issuers are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting.

●	Nomination of our directors. The nominations for directors, which are presented to shareholders by a board of directors, are generally made by the board of directors itself, in accordance with the provisions of the Companies Law. Nominations need not be made by a nominating committee of a board of directors consisting solely of independent directors or by a vote consisting solely of our independent directors in order to determine which persons shall be nominated for election by our shareholders, as required under the Nasdaq Stock Market rules.

●

Compensation of officers. Israeli law does not require that the independent members of a board of directors (or a compensation committee composed solely of independent members of a board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the Chief Executive Officer and all other executive officers. Instead, compensation of executive officers is determined and approved by a compensation committee and a board of directors, and in certain circumstances by shareholders, taking into account certain considerations stated in the Companies Law.

Shareholder approval is generally required for officer compensation in the event (i) approval by a board of directors and a compensation committee is not consistent with a company’s office holder compensation policy, (ii) compensation required to be approved is that of a company’s chief executive officer, or (iii) with respect to an officer that is a controlling shareholder or his or her relative. Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders’ meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders who voted against the arrangement does not exceed 2% of the voting rights in our company.

Additionally, approval of the compensation of an executive officer who is also a director requires a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with a company’s office holder compensation policy.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon a transaction in which he or she has a personal interest, except in case of ordinary transactions, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●	Shareholder approval. Under Nasdaq Listing Rule 5635, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required; (ii) extraordinary transactions with controlling shareholders of publicly held companies (or in which such controlling shareholders have a personal interest), which require the special approval; and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Exhibit Description
1.1	Amended and Restated Articles of Association of SciSparc Ltd. (filed as Annex A to Exhibit 99.1 to Form 6-K as filed with the Securities and Exchange Commission on January 25, 2021, and incorporated herein by reference).
2.1	Amended and Restated Depositary Agreement dated March 21, 2017 (filed as Exhibit 4.2 to our Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on August 29, 2019, and incorporated herein by reference).
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1).
2.3	Form of Representative’s Warrant (included in Exhibit 1.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on March 20, 2017, and incorporated herein by reference).
2.4	Description of Securities (filed herewith).
2.5	Form of Warrant, pursuant to Securities Purchase Agreement, dated March 19, 2020 (filed as Exhibit 99.4 to Form 6-K as filed with the Securities and Exchange Commission on March 23, 2020, and incorporated herein by reference).
2.6	Warrant, pursuant to Share Transfer Agreement, dated May 15, 2020 (filed as Exhibit 99.3 to Form 6-K filed with the Securities and Exchange Commission on May 19, 2020, and incorporated herein by reference).
2.7	Form of Warrant (filed as Exhibit 4.2 to Form 6-K as filed with the Securities and Exchange Commission on November 24, 2020, and incorporated herein by reference).
2.8	Form of Pre-Funded Warrant (filed as Exhibit 99.4 to Form 6-K as filed with the Securities and Exchange Commission on March 2, 2021, and incorporated herein by reference).
2.9	Form of Series A Warrant (filed as Exhibit 99.5 to Form 6-K as filed with the Securities and Exchange Commission on March 2, 2021, and incorporated herein by reference).
2.10	Form of Series B Warrant (filed as Exhibit 99.5 to Form 6-K as filed with the Securities and Exchange Commission on March 2, 2021, and incorporated herein by reference).
4.1	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd. (filed as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on December 6, 2016, and incorporated herein by reference).*
4.2	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (filed as Exhibit 4.2 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2019, and incorporated herein by reference).**
4.3	Israeli Share Option Plan (2015) (filed as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 4, 2016, and incorporated herein by reference).

4.4	Form of Indemnification Agreement (filed as Exhibit 4.12 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 1, 2017, and incorporated herein by reference).
4.5	Form of Exculpation Agreement (filed herewith).
4.6	First Amendment to License Agreement dated as of August 19, 2015, by and between the Company and Dekel Pharmaceuticals Ltd. (filed as Exhibit 4.8 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 15, 2020, and incorporated herein by reference).
4.7	Third Amendment to License Agreement dated as of July 14, 2019, by and between the Company and Dekel Pharmaceuticals Ltd. (filed as Exhibit 4.9 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 15, 2020, and incorporated herein by reference).
4.8	Amended Compensation Policy approved by the Company’s shareholders on March 1, 2021 (filed herewith)
4.9	Share Transfer Agreement, by and among Capital Point Ltd., Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020 (filed as Exhibit 99.1 to Form 6-K as filed with the Securities and Exchange Commission on May 19, 2020, and incorporated herein by reference).
4.10	Asset Purchase Agreement, by and between Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020 (filed as Exhibit 99.2 to Form 6-K as filed with the Securities and Exchange Commission on May 17, 2020, and incorporated herein by reference).
4.11	Warrant Agent Agreement, dated November 23, 2020 (filed as Exhibit 4.1 to Form 6-K as filed with the Securities and Exchange Commission on November 24, 2020, and incorporated herein by reference).
4.12	Form of Securities Purchase Agreement (filed as Exhibit 4.3 to Form 6-K as filed with the Securities and Exchange Commission on November 24, 2020, and incorporated herein by reference).
4.13	Form of Securities Purchase Agreement, dated March 1, 2021 (filed as Exhibit 99.2 to Form 6-K as filed with the Securities and Exchange Commission on March 2, 2021, and incorporated herein by reference).
4.14	Placement Agency Agreement (filed as Exhibit 99.3 to Form 6-K as filed with the Securities and Exchange Commission on March 2, 2021, and incorporated herein by reference).
8.1	List of Subsidiaries (filed as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 15, 2020, and incorporated herein by reference).
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished herewith).
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350 (furnished herewith).
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global (filed herewith).
101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2020 formatted in XBRL: (i) Consolidated Statements of Profit or and Loss, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Financial Position, (iv) Consolidated Statements of Changes in Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.

*	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

**	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to SciSparc Ltd. if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SCISPARC LTD.

By:	/s/ Amity Weiss
Amity Weiss
Chief Executive Officer

Date: March 29, 2021

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SCISPARC LTD. (formerly known as THERAPIX BIOSCIENCES LTD.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Liquidity and Capital Resources

Description of the Matter

As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses, and has not yet started recognizing revenues from sales and its operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group will be able to completely finance its operations by generating revenue from its products. In addition, as of the Approval Date, the Group has raised the necessary funding in order to continue its activity in the foreseeable future.

We identified Liquidity and Capital Resources as a critical audit matter due to the subjective judgments required of management to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions. Additionally, the relevance of management’s liquidity conclusions to the users of the consolidated financial statements also impacted our assessment of these circumstances as a critical audit matter.

How We Addressed the Matter in Our Audit	Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures to evaluate the significant judgments made by management included, among others, testing the reasonableness of the total liquid assets at December 31, 2020, evaluating the amount and timing of forecasted clinical trial expenses and related payments, including negotiated vendor payment terms, evaluating the fluctuations in forecasted clinical trial expenses and payments thereof as compared to historic amounts and the underlying management assumptions, evaluating the reasonableness of the amounts and timing of payments of forecasted general and administrative expenses and other income, net, reconsidering certain prior management forecasted amounts to evaluate whether those forecasted amounts approximated the ultimate actual results. This was performed in consideration of management’s ability to put forth reasonable estimates and evaluating the adequacy of the Company’s disclosure of these circumstances in the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER	Tel Aviv, Israel
KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global We have served as the Company’s auditor since 2009.	March 29, 2021

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2020	2019
	Note	USD in thousands
ASSETS

CURRENT ASSETS:
Cash	5	$1,946	$870
Restricted deposit		10	10
Other accounts receivable	6	594	75

		2,550	955

NON-CURRENT ASSETS:
Restricted deposit	9	-	24
Property and equipment, net	10	11	175

		11	199

		$2,561	$1,154

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2020	2019
	Note	USD in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from others		$-	$67
Trade payables	11, 22	556	864
Other accounts payable	12, 22	34	108
Short-term loan		188	-
Warrants	17e	353	7

		1,131	1,046

NON-CURRENT LIABILITIES:
Lease liability		-	94

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	17
Share capital and premium		49,040	45,636
Reserve from share-based payment transactions	18	4,315	4,862
Warrants	17e	2,207	464
Foreign currency translation reserve	2e	497	497
Transactions with non-controlling interests		559	261
Accumulated deficit		(55,188)	(51,706)

Total equity		1,430	14

Total liabilities and equity		$2,561	$1,154

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31,
		2020	2019	2018
	Note	USD in thousands (except per share data)
Research and development expenses	19a	$649	$1,639	$2,710

General and administrative expenses	19b	1,902	2,469	4,371

Other expenses	19c	742	-	160

Operating loss		3,293	4,108	7,241

Finance income	19d	(630)	(305)	(828)

Finance expenses	19e	872	676	121

Loss continuing operations		3,535	4,479	6,534

Loss from discontinued operations, net	4	-	207	2,415

Loss		3,535	4,686	8,949

Attributable to:
Equity holders of the Company (continuing operations)		3,482	4,479	6,534
Equity holders of the Company (discontinued operations)		-	315	1,989
Non-controlling interests		53	(108)	426

		3,535	4,686	8,949

Basic loss per ordinary share attributable to equity holders of the Company:	20
Loss from continuing operations		0.10	0.60	1.00
Loss from discontinued operations		-	0.04	0.20

		0.10	0.64	1.20

Diluted loss per ordinary share attributable to equity holders of the Company:	20
Loss from continuing operations		0.11	0.60	1.00
Loss from discontinued operations		-	0.04	0.20

		0.11	0.64	1.20

Basic loss per ADS attributable to equity holders of the Company:	20
Loss from continuing operations		13.49	84.00	140.00
Loss from discontinued operations		-	5.60	28.00

		$13.49	$89.60	$168.00

Diluted loss per ADS attributable to equity holders of the Company:	20
Loss from continuing operations		14.90	84.00	140.00
Loss from discontinued operations		-	5.60	28.00

		$14.90	$89.60	$168.00

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS COMPREHENSIVE LOSS

	Year ended December 31,
	2020	2019	2018
	USD in thousands
Loss	$3,535	$4,686	$8,949

Amounts that will not be reclassified subsequently to profit or loss:

Adjustments arising from translating financial statements from functional currency to presentation currency	-	-	285

Total components that will not be reclassified subsequently to profit or loss	-	-	285

Total other comprehensive loss	-	-	285

Total comprehensive loss	3,535	4,686	9,234

Attributable to:
Equity holders of the Company (continuing operations)	3,482	4,479	6,819
Equity holders of the Company (discontinued operations)	-	315	1,989
Non-controlling interests	53	(108)	426

	$3,535	$4,686	$9,234

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non-controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity
	USD in thousands
Balance at January 1, 2018	40,424	5,311	-	261	782	(38,389)	8,389	-	8,389

Loss	-	-	-	-	-	(8,523)	(8,523)	(426)	(8,949)
Total other comprehensive loss	-	-	-	-	(285)	-	(285)	-	(285)

Total comprehensive loss	-	-	-	-	(285)	(8,523)	(8,808)	(426)	(9,234)
Non-controlling interests arising from initially consolidated company	-	-	-	-	-	-	-	318	318
Issue of share capital, net of issue expenses		-	-	-	-	-	-	-	-
Expiration of share options	1,506	(1,506)	-	-	-	-	-	-	-
Cost of share-based payment	-	604	-	-	-	-	604	-	604

Balance at December 31, 2018	41,930	4,409	-	261	497	(46,912)	185	(108)	77

Income (loss)	-	-	-	-	-	(4,794)	(4,794)	108	(4,686)
Issue of share capital, net of issue expenses (1)	2,099	-	-	-	-	-	2,099	-	2,099
Conversion of convertible debentures (Note 13b)	1,507	-	-	-	-	-	1,507	-	1,507
Registration of the resale of warrants (Note 17e)	-	-	464	-	-	-	464	-	464
Expiration of share options	100	(100)	-	-	-	-	-	-	-
Cost of share-based payment	-	553	-	-	-	-	553	-	553

Balance at December 31, 2019	$45,636	$4,862	$464	$261	$497	$(51,706)	$14	$-	$14

Income (loss)	-	-	-	-	-	(3,482)	(3,482)	(53)	(3,535)
Warrants reclassification			(464)				(464)		(464)
Issue of share capital, net of issue expenses (2)	2,763	-	2,207	-	-	-	4,970	-	4,970
Conversion of convertible debentures (Note 13b)	3	-	-	-	-	-	3	-	3
Non-controlling interests	-	-	-	298	-	-	298	53	351
Expiration of share options	638	(638)	-	-	-	-	-	-	-
Cost of share-based payment	-	91	-	-	-	-	91	-	91

Balance at December 31, 2020	$49,040	4,315	2,207	559	497	(55,188)	1,430	-	1,430

(1)	Net of issue expenses of $469.
(2)	Net of issue expenses of $784

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019	2018
	USD in thousands
Cash flows from operating activities:

Loss	$(3,535)	$(4,686)	$(8,949)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	164	179	147
Loss (gain) from sale of equipment	-	1,223	(7)
Cost of share-based payment	91	553	604
Finance expenses (income), net	(476)	156	(748)
Impairment loss of intangible assets	-	-	273
Impairment loss of goodwill	-	-	160
Impairment of investment in associate	795	-	-
Aborted public offering costs	-	-	53
Tax benefit	-	-	(60)

	574	2,111	422

Working capital adjustments:

Decrease (increase) in other accounts receivable	(519)	329	(99)
Increase (decrease) in trade payables	(752)	(840)	177
Increase (decrease) in other accounts payable	(75)	(736)	649
Increase(decrease) in related parties	-	(874)	668

	(1,346)	(2,121)	1,395

Net cash used in operating activities	$(4,307)	$(4,696)	$(7,132)

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019	2018
	USD in thousands
Cash flows from investing activities:

Investment in restricted bank deposits	$24	$(1)	$(10)
Purchase of property and equipment	-	(1)	(17)
Proceeds from sale of property and equipment	-	724	44
Proceeds from (investment in) convertible loans	-	546	(2,125)
Acquisition of initially consolidated subsidiary (a)	-	-	14

Net cash provided by (used in) investing activities	24	1,268	(2,094)

Cash flows from financing activities:

Proceeds from issue of share capital (net of issuance expenses) (b)	2,650	2,216	-
Issue of warrants (b)	2,376	682	-
Payment of issuance expenses related to previous period (b)	116	(30)	-
Interest paid on lease liability	(7)	(17)	-
Repayment of lease liability	(26)	(47)	-
Issue of convertible debentures (net of issuance expenses) (b)	-	-	1,481
Prepaid public offering costs	-	-	(36)
Repayment of short-term credit	(1,410)	-	-
Receipt of short-term credit from others, net	1,660	-	91

Net cash provided by financing activities	5,359	2,804	1,536

Exchange rate differences on cash in foreign currency	-	9	301
Exchange rate differences on translation differences on cash		-	(321)

	-	(9)	(20)

Increase (decrease) in cash	1,076	(615)	(7,710)
Cash at the beginning of the period	870	1,485	9,195

Cash at the end of the period	$1,946	$870	$1,485

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019	2018
	USD in thousands
(a) Acquisition of initially consolidated subsidiary:

The subsidiaries’ assets and liabilities at date of acquisition:

Working capital (excluding cash)	$-	$-	$648
Property and equipment	-	-	(2,192)
Customer relationships	-	-	(307)
Deferred taxes liability	-	-	60
Goodwill	-	-	(160)
Non-controlling interests	-	-	318

		-	(1,633)
Conversion of convertible loans	-	-	1,647

	-	-	14

(b) Significant non-cash transactions:

Conversion of debentures into share capital	-	1,507	-

Issue of share capital	-	-	10

Registration of warrants	-	464	-

Unpaid issue expenses	$-	$116	$30

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL

a.

SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time (the “Group”) were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea, pain, Autism Spectrum Disorder and epilepsy. The headquarters of the Company are located in the Tel Aviv, Israel.

The Company changed its name from Therapix Biosciences Ltd. to SciSparc Ltd. on January 24, 2021.

The Company was previously a dual-listed company, whereby it listed (a) its ordinary shares, no par value each (“ordinary shares”), on the Tel-Aviv Stock Exchange (“TASE”) from December 26, 2005 until its delisting on August 7, 2018, and (b) its American Depository Shares (“ADSs”) on the Nasdaq Capital Market (“Nasdaq”) following its initial public offering (“IPO”) on March 27, 2017, at which time it raised $13,700, until its suspension from listing, and subsequent delisting, from Nasdaq on July 2, 2020 and September 21, 2020, respectively. Following the delisting of the ADSs from Nasdaq, the Company’s ADSs were listed on the Pink Sheets and then subsequently upgraded to the OTCQB on December 8, 2020. The ADSs are currently quoted on the OTCQB under the symbol “SPRCY”. Since the IPO, the Company has had its ADSs registered with the U.S. Securities and Exchange Commission (“SEC”). All information in these financial statements regarding the ADSs presumes that all of the Company’s ordinary shares have been converted into ADSs. Each ADS represents one hundred and forty (140) ordinary shares.

As of December 31, 2020, the Company had two subsidiaries, both of which are companies incorporated under the laws of Israel: (1) Brain Bright Ltd. (“Brain Bright”); and (2) Evero Health Ltd. (“Evero” and together with Brain Bright, the “Subsidiaries”).

Both of the Subsidiaries are private companies, and as of the date of these financial statements, Brain Bright is an inactive company with no assets or liabilities. The Company also owns approximately 27% of the share capital of Lara Pharm Ltd. (“Lara”). Lara is a private company incorporated under the laws of Israel which, to the Company’s knowledge, does not engage in any business, and in any event, the Company does not have significant influence over Lara since it has no representation on Lara’s board of directors. The Company wrote-off the entire investment in Lara in 2015 (see Note 8a).

On October 3, 2018 (the “Acquisition Date”), the Company obtained control over Therapix Healthcare Resources Inc. (“THR”), a Delaware corporation, which was established on July 31, 2018, by acquiring 82.36% of THR’s equity through the conversion of a convertible loan.

On June 27, 2019, following the finalization of THR’s dissolution, completed by submitting all documents required by law (“THR’s Dissolution”), the Company deconsolidated THR (see Note 4).

The consolidated financial statements of the Company for the year ended December 31, 2020, were approved on March 25, 2021 and signed on March 29, 2021 (the “Approval Date”).

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

c.	The Group incurred operating losses since its incorporation, and expects to continue to incur operating losses for the foreseeable future. As of December 31, 2020, the Group had an accumulated deficit of approximately $55,188 as a result of recurring operating losses.

As of the Approval Date, the Group has not yet started recognizing revenues from sales and its operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group will be able to completely finance its operations by generating revenue from its products. In addition, as of the Approval Date, the Group has raised the necessary funding in order to continue its activity in the foreseeable future.

As of the Approval Date, the Company had $7.78 million in cash. The Company anticipates that its cash as of December 31, 2020 will provide sufficient liquidity for more than a twelve-month period from March 29, 2021. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the timing, design and conduct of clinical trials for its drug candidates. The Company is dependent upon significant future financing to provide the cash necessary to execute its current operations, including the commercialization of any of its drug candidates.

d.	Public health epidemics or outbreaks could adversely impact the Company’s business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including other Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

e.	Definitions and Meanings:

The Company	-	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.)

The Group	-	SciSparc Ltd. (formerly Therapix Biosciences Ltd.) and its Subsidiaries, as detailed in Note 1a.

Subsidiaries	-	Companies that are controlled by the Company, as defined in IFRS 10, “Consolidated Financial Statements”, and whose accounts are consolidated with those of the Company (if active).

Associates	-	An entity over which the Company has significant influence, as defined in IAS 28, “Investment in Associates and Joint Ventures” and is not a Subsidiary.

Related Parties	-	As defined in IAS 24, “Related Party Disclosures”.

IAS	-	International Accounting Standards issued by the International Accounting Standards Board (“IASB”).

IFRS	-	International Financial Reporting Standards issued by the IASB.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with IFRS, as issued by the IASB.

The Company’s financial statements have been prepared on a cost basis, unless otherwise indicated.

The Company has elected to present the profit or loss items using the function of expense method.

The financial statements are presented in USD and all values are rounded to the nearest thousand (‘000), except when otherwise indicated.

b.	The operating cycle:

The operating cycle of the Company is one year.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (Subsidiaries). Control of a company is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control over the other entity. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

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

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale. The operating results relating to the discontinued operation are presented separately in profit or loss, net of the tax effect.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

e.	Functional currency and foreign currency:

1.	Functional currency and presentation currency:

Effective on October 1, 2018, due to changes in certain economic facts and circumstances, the functional currency of the Company was changed from the New Israeli Shekel (“NIS”) to USD. Thus, the functional and reporting currency of the Company is the USD. In determining the appropriate functional currency that should be used, the Company followed the guidance in IAS 21, “The Effects of Changes in Foreign Exchange Rates”. The Company accounted for the change in its functional currency prospectively.

All resulting translation differences until October 1, 2018, following the fact that the reporting currency was different than the functional currency, were recognized as a separate component of other comprehensive income (loss) in equity “foreign currency translation reserve.”

The functional currency of THR up until THR’s Dissolution, was also USD.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

n.	Fair value measurement: (Cont.)

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

Basic loss per ordinary share or ADS includes only ordinary shares or ADSs that were outstanding during the period.

Potential ordinary shares or ADSs are included in the computation of diluted loss per ordinary share or per ADS when their conversion increases loss per ordinary share or ADS from continuing operations.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

The Company elected to apply the provisions of IFRS 16, “Leases” (“IFRS 16”) using the modified retrospective method (without restatement of comparative data).

The accounting policy for leases applied effective from January 1, 2019, is as follows:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

t.	Leases: (Cont.)

1.	The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize lease payments as an expense in profit or loss on a straight-line basis over the lease term (see Note 9). In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and separates the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

t.	Leases: (Cont.)

3.	Lease modifications: (Cont.)

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

The accounting policy for leases applied until December 31, 2018, is as follows:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17, “Leases”.

The Company as lessee:

Operating leases:

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Company are classified as operating leases. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (CONT.)

b.	Estimates and assumptions: (Cont.)

-	Lease extension and/or termination options:

In evaluating whether it is reasonably certain that a company of the Group will exercise an option to extend a lease or not exercise an option to terminate a lease, the Company considers all relevant facts and circumstances that create an economic incentive for the Company to exercise the option to extend or not exercise the option to terminate such as: significant amounts invested in leasehold improvements, the significance of the underlying asset to the Company’s operation and whether it is a specialized asset, the company’s past experience with similar leases, etc.

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

On March 26, 2019, following the financial deterioration of THR, THR’s board of directors resolved that THR will commence a liquidation process of its assets, a process which ended on June 27, 2019, with the confirmation of THR’s Dissolution by submitting all documents required by law. As of April 2019, THR had no employees and all business operations were discontinued. Accordingly, the Company presented all profit or loss results relevant to THR as loss from discontinued operations, net. Also, as of June 27, 2019, THR had no assets or liabilities and recorded an income in the amount of $616 (THR recorded a loss of $2,400 during the period since consolidation on October 3, 2018, up until December 31, 2018).

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 4:-	DISCONTINUED OPERATIONS: (CONT.)

Deconsolidation of THR: (Cont.)

In addition, the Company concluded that following THR’s Dissolution on June 27, 2019, and given that THR had no operations since April 2019 and there was no longer a board of directors, that it lost its control over THR and accordingly deconsolidated THR on June 27, 2019 from the Group’s consolidated financial statements.

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

Below is data of the net cash flows provided by (used in) the discontinued operations:

	Year ended December 31,
	2020	2019
Operating activities	$-	$(1,024)

Investing activities	-	724

Financing activities	$-	$-

NOTE 5:-	CASH

	December 31,
	2020	2019
Cash for immediate withdrawal - in USD	$1,878	$760
Cash for immediate withdrawal - in NIS	68	110

	$1,946	$870

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2020	2019
Government authorities	$103	$41
Other receivables	183	23
Prepaid expenses	308	11

	$594	$75

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 7:-	CONVERTIBLE LOAN

On April 17, 2018, the Company entered into a convertible loan agreement with Cure Pharmaceutical Holding Corp. (the “Convertible Loan Agreement” and “Cure”, respectively), a U.S.-based company. Under the Convertible Loan Agreement, the Company lent Cure an amount of $500 (the “Cure Loan”). The maturity date of the Cure Loan, together with an interest at a rate of 9% per annum, was set as April 30, 2019 (the “Maturity Date”). In addition, according to the Convertible Loan Agreement, the Company had the option to instruct Cure, prior to the Maturity Date, to repay the Cure Loan amount together with all interest accrued thereon, in lieu of the conversion (described below), in which case Cure will effect such repayment on the Maturity Date. Furthermore, the Convertible Loan Agreement set forth several options by which the Cure Loan could be converted.

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

On June 15, 2014, a definitive investment agreement was signed between the Company and Lara, an Israeli company that operates in the field of medical cannabis, which determined, among others, that the Company will invest in Lara up to a total of $1,500, subject to the fulfillment of several prerequisites (the “Investment Agreement”). Under the Investment Agreement, the Company undertook to transfer to Lara an initial investment amount of $800 in exchange for the issuance of 48% of Lara’s issued and outstanding share capital (approximately 27% on a fully diluted basis). In May 2016, following various claims that the parties held against each other, the Company and Lara signed a settlement and termination agreement (the “Settlement Agreement”). Under the Settlement Agreement, the parties agreed that the Company will continue to hold approximately 27% of Lara’s share capital, and that it will be released from making the remaining payments under the Investment Agreement and all other terms of the Investment Agreement will have no further binding effect.

Pursuant to the Settlement Agreement, the Company’s representative on Lara’s board of directors resigned. The Company also forfeited its right to appoint a director. Accordingly, the Company no longer has significant influence over Lara. As of December 31, 2019, the balance of the investment in Lara was $0.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

After not succeeding in assigning the License to the Buyer, on March 29, 2018, the Company and Hadasit signed a mutual termination agreement of the License (the “Termination Agreement”), according to which, among others, the License (including the consulting agreements associated with said License) was terminated as of that date, except for certain matters as prescribed thereunder. In connection with the Termination Agreement, the Company paid Hadasit the outstanding amount owed and/or to be owed to Hadasit under the License until terminated (which was later set as an amount of $104), and certain intellectual property (“IP”) rights were assigned back to Hadasit and other IP rights had to be jointly registered, all pending the Israeli Innovation Authority’s (“IIA”) approval, which was obtained in June 2018.

On December 13, 2018, an additional amendment to the Transfer Agreement was signed (the “Second Amendment”) between the parties, under which it was acknowledged that the Company’s termination of the License agreement with Hadasit was due to Orimmune’s (and the Buyer’s) decision not to enter into a subsequent license agreement with Hadasit. Under that Second Amendment, it was agreed that Orimmune (and the Buyer) will be assigned certain rights in IP related to the licensed technology owned by the Company subject to certain conditions precedent which were still not met as of December 31, 2020. As of the Approval Date, the Company received the approval of the IIA to complete the assignment and the Company is acting to complete the transaction.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 8:-	INVESTMENT IN ASSOCIATES AND INVESTMENTS IN INVESTEES (CONT.)

c.	Coeruleus - Joint Venture Transaction

On May 15, 2020, the Company entered into a series of transactions (together, the “Joint Venture Transaction”), including a definitive share transfer agreement with Capital Point Ltd. (“Capital Point”), an Israeli holding company traded on the TASE, and Evero, pursuant to which Capital Point sold to Evero 5,952,469 ordinary shares, NIS 0.01 par value each, of Coeruleus Ltd. (the “Purchased Coeruleus Shares” and “Coeruleus,” respectively), an Israeli company and a subsidiary of Capital Point (owns approximately 46%), engaged in, among others, developing innovative medications based on the active generic substance flumazenil, including a sublingual spray to reduce the side effects of hypnotic sleep medication, and a sublingual spray to improve function and quality of life in patients with hepatic encephalopathy. The Purchased Coeruleus Shares represented approximately 35% of the issued and outstanding share capital of Coeruleus. In consideration thereof, Evero issued and sold to Capital Point 176,470 ordinary shares, NIS 1.00 par value each, constituting 15% of the issued and outstanding share capital of Evero, which was valued at $351, based on apportionment of the fair market value of the Company as reflected on Nasdaq as of May 15, 2020. Following the transaction, Capital Point held approximately 11% of Coeruleus’ issued and outstanding share capital. The transaction costs of $51 were also capitalized as part of the investment in associate.

As part of the Joint Venture Transaction, the Company transferred to Evero its SCI-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement. In addition, the Company issued to Capital Point a warrant (the “Capital Point Warrant”) to purchase $340 of ADSs of the Company. Pursuant to the terms of the Capital Point Warrant, the exercise price per ADS is equal to the closing price of the Company’s ADSs on the trading day on which the notice of exercise was actually received by the Company, and shall be paid by transferring to the Company a duly executed share transfer deed for 9,577 ordinary shares of Evero. The Capital Point Warrant is exercisable for twelve months starting from the twelve-month anniversary of the issuance date, which was May 15, 2020.

On November 29, 2020, the shareholders of Coeruleus approved an investment from its shareholders of approximately $30. The Company did not participate in this investment in Coeruleus and therefore, as of the completion of such financing, the Company held less than 1% of the issued and outstanding shares of Coeruleus.

NOTE 9:-	LEASES

On July 10, 2017, effective August 1, 2017, the Company entered into a three-year lease agreement with a third party (the “Period”) for an area of approximately 205 square meters for the Company’s offices in the district of Tel Aviv (the City of Givatayim), Israel. The yearly lease fee according was set at approximately $65, linked to the NIS. The lease expired on July 31, 2020. The Company did not exercise its option to extend the Period until July 31, 2023.

On September 1, 2020, the Company entered into a one-year lease agreement (“the 2020 Lease”) with a third party for an area of approximately 100 square meters for the Company’s offices in the district of Tel Aviv, Israel. The Company has an option to extend for an additional five-year term. The Company deemed this option as not-reasonably certain to be renewed. The yearly lease fee was set at approximately $44, linked to the NIS.

Since the 2020 Lease has a duration of no more than 12 months, the 2020 Lease was not recognized on the statement of financial position.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Assets owned and used by the Company					Right-of- use assets
	Computers	Lab equipment	Office furniture and equipment	Leasehold improvements	Motor vehicles	Leasehold office	Total
Cost:
Balance at January 1, 2020	$20	$12	$23	$29	$-	$193	$277
Effect of non-application of IFRS 16	-	-	-	-	-	(193)	(193)
Purchases	-	-	-	-	-	-	-
Disposals	-	-	-	(29)	-	-	(29)

Balance at December 31, 2020	20	12	23	-	-	-	55

Accumulated depreciation:
Balance at January 1, 2020	15	12	11	7		57	102
Effect of non-application of IFRS 16	-	-	-	-	-	(57)	(57)
Depreciation	4	-	2	2		-	7
Disposals	-	-	-	(9)	-	-	(9)

Balance at December 31, 2020	19	12	13	-	-	-	44

Depreciated cost at December 31, 2020	1	-	10	-	-	-	11

Balance at January 1, 2019	66	2,004	134	29	8	-	2,241
Effect of non-application of IFRS 16	-	-	-	-	-	193	193
Purchases	1	-	-	-	-	-	1
Disposals	(47)	(1,992)	(111)	-	(8)	-	(2,158)

Balance at December 31, 2019	20	12	23	29	-	193	227

Accumulated depreciation:
Balance at January 1, 2019	16	97	16	4	1	-	134
Effect of non-application of IFRS 16	-	-	-	-	-	57	57
Depreciation	10	102	53	3	2	-	122
Disposals	(11)	(187)	(10)	-	(3)	-	(211)

Balance at December 31, 2019	15	12	11	7	-	57	102

Depreciated cost at December 31, 2019	$5	$-	$12	$22	$-	$136	$175

Depreciation expenses for the years ended December 31, 2020 and 2019, amounted to $7 and $67, respectively.

NOTE 11:-	TRADE PAYABLES

	December 31,
	2020	2019
Accrued expenses	$279	$525
Open debts	277	339

	$556	$864

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 12:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2020	2019
Employees and payroll accruals	$20	$68
Accrued vacation	14	40

	$34	$108

NOTE 13:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments” (“IFRS 9”):

	December 31,
	2020	2019
Financial assets:

Cash and restricted deposits	$1,956	$904

	1,956	904

Financial liabilities:

Current financial liabilities carried at amortized cost	188	972
Credit from others, including short-term lease liability	-	67
Warrants liability	353	7
Lease liability	-	94

	$541	$1,140

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Convertible Debentures:

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

The first tranche of $1,500 of the Convertible Debentures was issued on November 26, 2018. In addition, $78 was deducted due to issue expenses, and Yorkville received 131 ADSs of the Company in return to additional commitment fees (valued at $75). Also, an additional fee of $10 was deducted from the $1,500 due to payments to Yorkville’s legal counsels. Two additional tranches of $500 each of the Convertible Debentures shall be purchased by Yorkville conditional on the passage of time and/or certain triggering events as disclosed in the Securities Purchase Agreement. If the Company will not comply with the triggering events mentioned, the Company will be deemed to be in default pursuant to the terms, and inter alia, the interest on the Convertible Debentures will accrue up to a rate of 15% per annum. The Company shall pay Yorkville additional commitment fees upon issuance of each such tranche, to be paid at the Company’s option in cash or ADSs of the Company. From and after the date of issuance of the Convertible Debentures, the outstanding principal, together with accrued and unpaid interest, will be convertible, at the option of Yorkville, into the Company’s ADSs at the lower of $7.00 or 95% of the lowest daily volume-weighted average price (“VWAP”) during the five consecutive trading days immediately preceding the conversion date.

On March 28, 2019, as part of a financing round (see Note 17e.1), Yorkville agreed to invest $250 by converting $250 of the principal outstanding amount ($1,500) under the Convertible Debentures. As a result of the conversion, the Company issued to Yorkville 1,020 ADSs. In addition, as part of the financing round above-mentioned, the Company issued to Yorkville a warrant to purchase up to 765 ADSs.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Convertible Debentures: (Cont.)

IFRS 9 and IAS 32 also determine that a derivative which may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments, will be defined as a financial liability, measured and presented at fair value each period. Accordingly, and as mentioned in the Securities Purchase Agreement, in the event of conversion, the number of shares to be issued is unknown (not fixed). Therefore, according to the definition mentioned above, the conversion component is classified as a financial liability that will be measured at fair value, through profit or loss, as of the Issuance Date and on any following financial reporting date (accordingly, issue expenses related to the derivative will be recorded through profit or loss). The remainder of the consideration will be attributed to the debt component and no consideration will be left to attribute to the equity instrument (issuance of 131 ADSs mentioned above).

The valuation of the conversion component of Convertible Debentures was set at fair value, as required in IFRS 9, and in accordance with IFRS 13, “Fair value measurement” (“IFRS 13”) and was categorized as Level 3 by the Company.

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

Hereinafter are the ranges of the parameters used:

The price of the ADS as of the valuation date ($)	164.5-238
The exercise price of the option (*) ($)	490
The expected volatility of the price of the ADS (%)	79.2-116.1
The risk-free interest rate for the option contractual term (%)	1.97-2.52
The expected dividends over the option’s expected term (%)	0
Maturity date	November 23, 2019

(*)	The lower of $490.00 or 95% of the lowest daily VWAP during the five consecutive trading days immediately preceding the conversion date.

Hereinafter is the reconciliation of the fair value measurements (the conversion component of the Convertible Debentures) that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2018	$-
Issuance at November 23, 2018	745
Net change in fair value of the conversion component designated at fair value through profit or loss	(468)

Balance at December 31, 2018	277
Net change in fair value of the conversion component designated at fair value through profit or loss	(82)
Conversion of the proportional part out of the conversion component	(195)

Balance at December 31, 2019	$-

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

c.	Bridge Loan

On January 15, 2020, the Company entered into a bridge loan agreement (the “Bridge Loan”) with a third party, in which the third party lent to the Company $50 (the “Bridge Loan Amount”). On April 17, 2020, the Bridge Loan Amount was fully repaid by the Company, including interest in the amount of $2. Accordingly, the Bridge Loan was terminated with no further effect.

d.	Line of Credit

On September 8, 2020, the Company entered into a certain credit agreement (the “Credit Facility”), with M.R.M. Merchavit Holdings and Management Ltd. (the “Lender”), whereby the Lender agreed to extend a line of credit to the Company in the aggregate amount of $200, or the Credit Amount. According to the terms of the Credit Facility, $100 of the Credit Amount (the “Loan Amount”), was immediately drawn on the date of the Credit Facility, and the remaining $100 was available be drawn on an as-needed basis. The Loan Amount was due upon the earlier of one year from September 8, 2020 or at such time that the Company raised $1,500. The Lender was entitled to a transaction and interest fee of $5 (plus VAT) that was offset from the Credit Facility for the immediately drawn $100 and 5% from any additional withdrawal amount from the Credit Facility. On November 24, 2020, the Loan Amount was fully repaid by the Company.

e.	Dekel

On March 19, 2020, the Company entered into a securities purchase agreement with Dekel Pharmaceutical Ltd. (“Dekel”) pursuant to which Dekel agreed to invest in the Company through a private placement transaction (the “Private Placement”). At the time of the Private Placement, Dekel was considered as a related party to the Company; however, it is no longer a related party to the Company. In connection with the Private Placement, Dekel received convertible promissory notes (the “Notes”), with an aggregate original principal amount of approximately $350, at an aggregate purchase price of $315 to be paid in several tranches spread across a twelve-month period. In addition, the Company issued a warrant to purchase up to 4,490 ADSs of the Company (the “Private Placement Warrant”) and 571 ADSs. The initial tranche of the Private Placement was for a principal amount of $220 at a purchase price of $198. The Notes are unsecured, have a maturity date of March 23, 2021, bear interest at a rate of 12% per annum, and may be converted, at the election of the holder, into ADSs at an initial conversion price of $24.50 per ADS (the “Fixed Conversion Price”), subject to adjustments. After the six-month anniversary of the issuance of the Notes, the conversion price shall be equal to the lower of the Fixed Conversion Price or 70% of the lowest trading price of the ADSs as reported on Nasdaq or any exchange upon which the ADSs or ordinary shares of the Company are traded at such time, for the 20 prior trading days including the day upon which a notice of conversion is received by the Company or its transfer agent. The Private Placement Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five-year anniversary of the date of issuance, at an initial exercise price of $24.5 per ADS, subject to adjustment. On November 8, 2020, the Notes was terminated and the initial tranche was fully repaid by the Company.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

e.	Dekel (Cont.)

Economic methodology:

The warrants’ fair value was calculated using the Black–Scholes OPM, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2020	March 23, 2020
Dividend yield (%)	0	0
Expected volatility (%)	132	122.01
Risk-free interest rate (%)	0.38	0.38
Underlying Share Price ($)	3.625	30.1
Exercise price ($)	24.5	24.5
Warrants fair value ($)	2.22	25.2

f.	Financial risk factors:

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

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2020, the Company expects to settle all of its financial liabilities in less than one year.

The carrying amounts of cash and restricted deposits, and all other financial assets and liabilities approximate their fair value.

Refer to Note 1c for more information.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

	Year ended December 31,
	2020	2019	2018
Expenses in respect of defined contribution plans	$52	$50	$65

NOTE 15:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli statutory corporate tax rate and real capital gains tax rate were 23% in 2020, 2019, and 2018.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2014 tax year.

In addition, as of December 31, 2020, through the date of THR’s Dissolution, it met all reporting obligations.

c.	Carryforward tax losses and other temporary differences:

The Company has accumulated tax losses since its inception.

As of December 31, 2020, the Company’s net carryforward tax losses are estimated to grow to approximately $43,000 ($39,000 as of December 31, 2019).

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS

a.	New License Agreement with Ramot at Tel Aviv University Ltd.:

In February 2016, the Company entered into an exclusive, irrevocable, worldwide research and license agreement with Ramot for a patent application relating to methods for treatment of cognitive decline with low doses of THC (the “Ramot License Agreement”). The Company undertook to pay certain expenses in relation to certain IP covered under the Ramot License Agreement, and to fund further research in an amount of approximately $62. In addition, certain milestones fees and payments were set under the Ramot License Agreement.

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

b.	License Agreement with Dekel Pharmaceuticals Ltd.:

In May 2015, the Company entered into an exclusive, irrevocable, worldwide license agreement with Dekel for certain technology and one granted U.S. patent related to compositions and methods for treating inflammatory disorders (the “Dekel License Agreement”). The Dekel License Agreement became effective in August 2015.

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

On July 14, 2019, an amendment to the Dekel License Agreement was signed (the “Amendment”), which encompasses the Company and Dekel’s original intention to exclude certain consumer packaged goods (meaning, inter alia, food, beverage, cosmetics, pet products and hemp based products, which are sources of nutrients or other substances which may have a nutritional effect) from the scope of the licensed products and the field of activity of the Company described in the Dekel License Agreement. The parties agreed to amend the Dekel License Agreement to reflect the foregoing clarification, as well as certain additional less material matters as discussed in the Amendment.

The Amendment also prescribes for a specific development plan under the Dekel License Agreement requiring the Company to invest in the licensed technology (as defined under the License Agreement) formulation development and maintenance a total annual investment to be capped at $350. The Amendment also included a non-compete and non-solicitation obligation by Dekel and Dr. Ascher Shmulewitz, the Company’s former Executive Chairman of the Board and former interim Chief Executive Officer, towards the Company’s field of activity.

On November 13, 2019, an additional milestone under the Dekel License Agreement, in the amount of $75, was reached upon the successful completion of a Phase IIa clinical trial. The Company paid the milestone amount on April 13, 2020.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

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

d.	Investigator-initiated study contract with Hannover Medical School:

On April 11, 2017, the Company entered into an investigator-initiated study contract with Hannover Medical School (“MHH”) to conduct during 2018 a phase IIb clinical trial titled “A Randomized, Double-Blind, Placebo controlled study to Evaluate the Safety, Tolerability and Efficacy of Up to Twice Daily Oral SCI-110 in Treating Adults with Tourette Syndrome” in treating approximately 20 Tourette syndrome subjects aged 18 to 65. Upon the execution of the agreement the Company paid the first installment in the amount of $122 out of a total estimated amount of approximately $776. Due to regulatory and strategic reasons, the Company decided to change the study design from investigator-initiated to an industry sponsored trial. During October 2017, a discussion was carried out between the Company and MHH and the latter was informed about this change and a termination letter stating the above was sent to MHH on November 19, 2017. MHH has acknowledged that part of the first instalment that was paid by the Company, in accordance with the initial agreement, will be used to set-off amounts owed under a new agreement or will be paid back to the Company.

On August 13, 2018, the Company entered into an agreement with MHH to conduct a clinical investigation and laboratory services for a randomized, double-blind, placebo-controlled proof of concept study to evaluate the safety, tolerability and efficacy of daily oral SCI-110 in treating adults with Tourette syndrome in an estimated amount of $835.

e.	All litigations and claims that were attributed to THR were settled or terminated prior to or following THR’s Dissolution (see Note 4). As of December 31, 2020, there are no pending litigations or claims against the Company, which according to the best knowledge and estimations of the Company’s management, require a provision as such.

f.	During October 2019, the Company received a letter of demand from a former service provider (the “Service Provider”) outlining an alleged debt of approximately $85. The Company rejects all such claims which are not supported by the facts and denies any outstanding debt owed to the service provider by the Company and under the circumstances, the Company’s management estimates that no provision is required as of December 31, 2020. In addition, as of the Approval Date, no formal claim was filed by the Service Provider on this matter.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

g.

On July 23, 2020, the Company submitted to the Tel Aviv-Jaffa District Court (the “Court”) a petition pursuant to the Israeli Insolvency and Economic Rehabilitation Law, 2018, to commence proceedings for the economic rehabilitation of the Company (the “Petition”). In the Petition submitted to the Court, the Company stated that it is insolvent (as determined by the cash flow test) and unable to pay its debts to the Company’s creditors.

On August 6, 2020, L.I.A. Pure Capital Ltd. (“Pure Capital”) filed with the Court a demand, requesting an order to have the results of the Company’s annual general meeting held on August 4, 2020 declared invalid, mainly due to the Company’s reliance on discretionary voting of the depositary bank for the Company’s ADSs. The Court asked for the Company and directors’ response by no later than August 13, 2020, which was subsequently extended.

On August 11, 2020, Pure Capital proposed to deposit $1,500 with the Company’s temporary trustee nominated by the Court to cover and pay all of the Company’s debts, without derogating from any other creditor’s rights towards the Company (the “Pure Capital Proposal”). The Pure Capital Proposal was made subject to the replacement of the Company’s Board as of the date of the Pure Capital Proposal (the “Prior Board”) with Pure Capital’s designated nominees that were voted upon at the adjourned annual general meeting of the Company’s shareholders on August 4, 2020 (as discussed below). The Court issued an order on August 14, 2020 (the “Order”), approving the Pure Capital Proposal and settlement agreement submitted to the Court by the parties thereto.

In accordance with the terms of the Order and following the deposit by Pure Capital, the Prior Board was replaced with: Itschak Shrem (chairman), Amity Weiss (also appointed to act as the Company’s Chief Executive Officer), Moshe Revach, Lior Amit, Lior Vider and Liat Sidi. Following the issuance of the Order, a related case that was filed by Pure Capital with the Court was withdrawn as well.

On December 15, 2020, Mr. Lior Amit tendered his resignation from the Board.

NOTE 17:-	EQUITY

a.	Composition of share capital:

	December 31, 2020		December 31, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares	1,800,000,000	145,148,593	15,000,000	11,439,401

Description of ADSs:

The Bank of New York Mellon, as depositary, registers and delivers the Company’s ADSs. Each ADS represents one hundred and forty (140) ordinary shares. Each ADS will also represent any other securities, cash or other property which may be held by the depositary.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

a.	Composition of share capital: (Cont.)

Reverse Share Split

On September 17, 2020, the Company convened a special general meeting of its shareholders, whereby the shareholders approved, inter alia, (i) an increase to the Company’s share capital from 500,000,000 ordinary shares to 750,000,000 ordinary shares; and (ii) a reverse split of the Company’s share capital up to a ratio of 20:1 (the “Reverse Split”).

On October 16, 2020, the Company convened a special general meeting of its shareholders, whereby the shareholders approved an increase to the Company’s share capital from 750,000,000 ordinary shares to 1,800,000,000 ordinary shares.

On October 1, 2020, the Company’s Board resolved that the final ratio for the Reverse Split will be 20:1, which went effective on October 16, 2020. Concurrently with the Reverse Split, a change to the ratio of its ADSs to its ordinary shares was effective pursuant to which each ADS representing 40 ordinary shares changed to each ADS representing 140 ordinary shares. This resulted in a reverse split on the Company’s American Depositary Receipt program. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2020	11,439,401

Issue of share capital - 2020 Financing Rounds (Note 17e)	125,375,916

Conversion of Warrants (Note 17e)	8,333,276

Balance at December 31, 2020	145,148,593

c.	Rights attached to shares:

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

e.	Financing Rounds:

1.	March 2019 Financing Round:

On March 28, 2019, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors to purchase (i) 9,184 of the Company’s ADSs, representing 1,285,760 ordinary shares, at a purchase price of $245 per ADS, in a registered direct offering (the “Registered Direct Offering”); and (ii) warrants to purchase up to 6,888 ADSs, representing 964,320 ordinary shares, with an initial exercise price of $245 per ADS (the “Warrants”), in a concurrent private placement (the “March 2019 Financing Round” and, together with the Registered Direct Offering, the “Offerings”). The March 2019 Financing Round included an investment from Yorkville that was made by converting $250 of the principal outstanding amount under the Convertible Debentures (see Note 13b).

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

The Warrants were immediately exercisable upon issuance for a period of three years, at an exercise price of $245 per share. In addition, the Warrants have a cashless exercise mechanism (the “Cashless Mechanism”), which provides that if at any time after the six months anniversary of their issuance there is no effective registration statement, or no current prospectus available for the resale of the ADSs underlying the Warrants by the holder, then these Warrants may also be exercised, in whole or in part, at such time by means of a “cashless exercise”.

On August 22, 2019, the Company registered the resale of 6,566 ADSs underlying the Warrants. As of the Approval Date, none of the Warrants were exercised.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

e.	Financing Rounds: (Cont.)

1.	March 2019 Financing Round: (Cont.)

Valuation of Warrants:

Since the Warrants have a Cashless Mechanism, there is no certainty, at the time of signing the Purchase Agreement, regarding the number of ADSs that will be issued, meaning the Warrants are defined as a financial liability, and therefore, will be calculated and presented in fair value, upon the Issuance Date and at each reporting date that follows, unless the ADSs underlying the Warrants will be registered for resale and as a result the Cashless Mechanism will be cancelled and accordingly the Company will have to classify the Warrants as equity.

Valuation of ADSs:

The Company’s ADSs are an equity instrument which will set as the residual value of the proceeds, less the fair value of the Warrants.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The Warrants fair value was calculated using the Black-Scholes OPM with the following assumptions:

	March 28, 2019	August 22, 2019	December 31, 2020
Dividend yield (%)	0	0	0
Expected volatility (%)	70.12	84.97	189
Risk-free interest rate (%)	2.18	1.48	0.17
Expected life of Warrants (years)	3	2.58	1.24

Warrants fair value ($)	1.41	1.01	0.37

As above-mentioned, on August 22, 2019 (the “Registration Date”), the Company registered for resale 459,640 ADSs underlying the Warrants, and as a result of the registration, the Warrants were classified as equity at the fair value as of the Registration Date which was $464.

Reconciliation of the fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance of liability due to Warrants at January 1, 2020	$7
Reclassification of warrants to liability	464
Net change in fair value of the Warrant designated at fair value through profit or loss	(468)

Balance of liability due to Warrants at December 31, 2020	$3

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

e.	Financing Rounds: (Cont.)

2.	December 2019 Financing Round:

On December 3, 2019, the Company entered into definitive securities purchase agreements with institutional investors to purchase an aggregate 14,286 of the Company’s ADSs, representing 2,000,040 ordinary shares, at a purchase price of $87.5 per ADS in a registered direct offering (the “December Registered Direct Offering”). The proceeds to the Company from the December Registered Direct Offering were $1,029, net of issue expenses in the total amount of $221.

3.	April 2020 Financing Round

On April 1, 2020, the Company entered into a definitive securities purchase agreement (the “April 2020 Purchase Agreement”) with institutional investors to purchase of 59,524 units, each consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one Series B warrant to purchase one ADS, at a purchase price of $20.993 per unit. The Series B warrants have an exercise price of $30.10 per ADS, are exercisable upon issuance and expire five years from the date of issuance. The offering resulted in gross proceeds to the Company of approximately $1,250. The closing of the sale of the securities took place on April 3, 2020. After the closing of the April 2020 Purchase Agreement and until the Approval Date, all pre-funded warrants were exercised. In addition, 59,524 of the Series B warrants were exercised pursuant to a cashless exercise mechanism as described in the April 2020 Purchase Agreement for no further consideration to the Company. As of the Approval Date, all Series B warrants were exercised.

The Series B warrants are classified as a financial liability that will be measured at fair value, through profit or loss, as of the issuance date and on any following financial reporting date (accordingly, issue expenses related to the Series B warrants will be recorded through profit or loss). No consideration will be left to attribute to the pre-funded warrants, which is an equity instrument.

The valuation of the conversion component of the Series B warrants was set at fair value, as required in IFRS 9, and in accordance with IFRS 13, and was categorized as Level 3 by the Company.

Hereinafter is the reconciliation of the fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2020	$-

Issuance at April 3, 2020	$1,250
Net change in fair value of the Series B warrants designated at fair value through profit or loss	172
Conversion part of Series B warrants	(1,422)

Balance at December 31, 2020	$-

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

e.	Financing Rounds: (Cont.)

4.	November 2020 Financing Round

On November 20, 2020, the Company completed an offering for gross proceeds of $4,200 by way of the issuance of an aggregate of 835,447 units, each consisting of (i) one ADS and (ii) two warrants to purchase one ADS each, at a purchase price of $5.02 per unit (“November 2020 Warrants”). The November 2020 Warrants have an exercise price of $5.02 per ADS, will be exercisable upon issuance and will expire five years from the date of issuance.

The November 2020 Warrants are classified as issued warrants in the Company’s equity.

f.	Additional issuance of ordinary shares/ADSs:

Further to the matter discussed in Note 13b, since July 8, 2019, up until September 13, 2019, Yorkville converted the rest of the principal outstanding amount under the Convertible Debentures, by converting $100 on July 8, 2019; $450 on July 23, 2019; $375 on August 30, 2019; and $325 on September 13, 2019, in which following the conversions, the Company issued to Yorkville 8,151 ADSs, representing 1,141,140 ordinary shares. The total consideration, including the conversion of $250 as part of the 2019 March Financing Round, was $1,507.

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The cost of share-based payment recognized in the financial statements:

The expenses due to share-based compensation for the years ended December 31, 2020, 2019 and 2018, recognized in the financial statements in respect of the share option plan of the Company is shown in the following table, detailed by departments:

	Year ended December 31,
	2020	2019	2018
Research and development expenses	$69	$165	$109
General and administrative expenses	22	388	495

	$91	$553	$604

1.	The 2005 and 2015 ESOP of the Company:

During 2005, the Board adopted the 2005 Employees Share Option Plan (the “2005 ESOP”). Ten years later the Board adopted a new plan - the 2015 Employees Share Option Plan (the “2015 ESOP”). Under both the 2005 ESOP and 2015 ESOP, the Company may grant its employees and other service providers options to purchase the Company’s ordinary shares (“Share Options”).

On November 13, 2019, the Board reserved an additional number of 950,000 Share Options for the purposes of the 2015 ESOP, bringing the amount of Share Options reserved under the 2015 ESOP to 2,200,000, out of which a total of 1,410,000 were still available for grant as of December 31, 2020.

Each ADS option (“ADS Options”) granted under the 2015 ESOP represents one hundred and forty (140) Share Options and vice versa.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The cost of share-based payment recognized in the financial statements: (Cont.)

2.	On March 12, 2019, the Board approved and granted 1,171 ADS Options (equal to 164,000 Share Options) under the 2015 ESOP to a new consultant of the Company. The exercise price was set at $420.00 per ADS Option.

The fair value for ADS Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

Dividend yield (%)	0
Expected volatility (%)	76
Risk-free interest rate (%)	2.61
Expected life of share options (years)	10

The fair value of the ADSs options was set at $224 per ADS Option.

3.	On October 10, 2019 (the “Grant Date”), the Board approved the grant of 10,129 ADS Options (equal to 1,418,060 Share Options) under the 2015 ESOP to directors, officers and employees, some of which required the approval of the general meeting of the Company’s shareholders (the “General Meeting”), which occurred on January 15, 2020. Following the resignation of some directors and employees on December 31, 2019, 2,143 ADS Options (equal to 300,020 Share Options) were not granted. Out of the 7,986 ADS Options that were granted, 1,395 ADS Options didn’t require the General Meeting’s approval. The date of commencement for all ADS Options granted, the date on which the vesting started, was the Grant Date. The exercise price was set at $210.00 per ADS Option.

According to IFRS 2, “Share-based Payment”, the fair value of the ADS Options was estimated using the Black-Scholes OPM, in which the fair value estimation for the ADS Options which required the General Meeting’s approval was calculated based on parameters as of December 31, 2019.

Based on the above-mentioned, hereinafter are the parameters used in order to estimate the fair value of the ADS Options using the Black-Scholes OPM:

	October 10, 2019	December 31, 2019
Underlying ADS price	154	78.12
Dividend yield (%)	0	0
Expected volatility (%)	70	73
Risk-free interest rate (%)	1.67	1.91
Expected life of share options (years)	10	9.78

The fair value of the ADSs options approved on October 10, 2019 by the Board, and on January 15, 2020 at the General Meeting (valuated as of December 31, 2019) was set at $114.1 and $51.1, per ADS Option, respectively.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options or ADS Options, the weighted average exercise prices of Share Options or ADS Options and changes in directors (and former directors), officers, employees and consultants Share Options or ADS Options during the years ended on December 31, 2020 and 2019:

	Number of Share Options	Weighted average exercise price	Number of ADS Options	Weighted average exercise price
2020		USD		USD
Share/ADS Options outstanding at the beginning of the year	2,101,402	$2.41	15,010	$337.40
Share/ADS Options granted during the year	-	-	-	-
Share/ADS Options forfeited during the year	(1,311,402)	2.50	(18,734)	175.00
Share/ADS Options expired during the year	-	-	-	-

Share/ADS Options outstanding at the end of the year	790,000	2.41	11,285	168.70

Share/ADS Options exercisable at the end of the year	498,660	3.41	7,120	168.70

2019:
Share/ADS Options outstanding at the beginning of the year	890,652	$3.00	6,361	$432.60
Share/ADS Options granted during the year	1,282,000	1.60	9,157	236.60
Share/ADS Options forfeited during the year	(18,750)	2.80	(134)	392.00
Share/ADS Options expired during the year	(52,500)	3.80	(375)	532.00

Share/ADS Options outstanding at the end of the year	2,101,402	2.41	15,010	337.40

Share/ADS Options exercisable at the end of the year	828,484	3.41	5,918	467.60

2.	The weighted average fair value of Share Options and ADS Options granted during 2019 was 0.6 and 84, respectively. No Share/ADS Options were granted during 2020.

3.	The weighted average remaining contractual life of the Share/ADS Options outstanding was 5 years and 7.47 years as of December 31, 2020 and 2019, respectively.

4.	The range of exercise prices of Share Options outstanding at the end of the year was $1.50 - $6.43 (inclusive)_as of December 31, 2020, and $1.50 - $6.20 (inclusive) as of December 31, 2019.

The range of exercise prices of ADS Options outstanding at the end of the year was $210 - $900.20 (inclusive) as of December 31, 2020, and $210 - $868 (inclusive) as of December 31, 2019.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2020	2019	2018
a.	Research and development expenses:
	Wages and related expenses	$322	$435	$667
	Share-based payment	69	165	109
	Regulatory, professional and other expenses	119	437	595
	Research and preclinical studies	139	277	593
	Clinical studies	-	240	692
	Chemistry and formulations	-	85	54

		649	1,639	2,710

b.	General and administrative expenses:
	Wages and related expenses	237	382	761
	Share-based payment	22	388	495
	Professional and directors’ fees	1,283	1,065	1,154
	Business development expenses	58	387	1,323
	Regulatory expenses	98	112	72
	Office maintenance, rent and other expenses	182	72	198
	Investor relations and business expenses	22	63	368

		1,902	2,469	4,371

c.	Other expenses:
	Impairment of goodwill	-	-	160
	Impairment of investment in associate	742	-	-

		742	-	160

d.	Finance income:
	Net change in fair value of financial liabilities designated at fair value through profit or loss	(630)	(292)	(468)
	Exchange rate differences, net	-	(2)	(303)
	Finance income from the convertible loan	-	(11)	(35)
	Intercompany finance income	-	-	(22)

		(630)	(305)	(828)

e.	Finance expenses:
	Finance expenses due to the convertible debentures	-	536	112
	Issue expenses related to convertible component and warrants	835	108	-
	Exchange rate differences, net	12	-	-
	Interest expense in respect of leases	7	19	-
	Finance expenses from interest and commissions	18	13	9

		$872	$676	$121

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 20:-	LOSS PER SHARE/ADS

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2020		2019		2018
Amounts used in the computation of basic and diluted loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss
	In thousands	USD	In thousands	USD	In thousands	USD
Continuing operations:

Basic loss per share	36,143	(3,482)	8,580	$(4,479)	6,996	$(6,534)

Effect of potential dilutive ordinary shares	964	(468)	-	-	972	(395)

Diluted loss per share	37,107	(3,950)	8,580	(4,479)	7,968	(6,929)

Discontinued operations:

Basic and Diluted loss per share	-	-	8,580	(315)	6,996	(1,989)

Effect of potential dilutive ordinary shares	-	-	-	-	972	-

Diluted loss per share	-	$-	8,580	$(315)	7,968	$(1,989)

b.	The computation of diluted loss per share or ADS did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	Ordinary share or ADS Options to employees, officers, directors and consultants; and

2.	Non-marketable warrants to investors.

NOTE 21:-	OPERATING SEGMENTS

The Company applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Company’s management, which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Company’s management determined that as of December 31, 2020, the Company has one reportable segment - development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation). The pain clinic services segment, including lab services (THR’s operation), was terminated on March 26, 2019 (see Note 4).

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 22:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2020		December 31, 2019
	Key management personnel	Other related parties	Key management personnel	Other related parties
Current liabilities	$59	$-	$208	$-

b.	Transactions with related parties (not including amounts described in Note 22c):

	Year ended December 31,
	2020	2019	2018
Research and development expenses	$-	$75	$75

General and administrative expenses	$-	$-	$769

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2020	2019	2018
Short-term benefits	$746	$948	$1,379

Cost of share-based payment	$91	$275	$520

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	EVENTS AFTER THE REPORTING DATE

a.	On January 7, 2021, the general meeting of the Company’s shareholders approved the election of Mr. Amnon Ben Shay and Mr. Alon Dayan to serve as external directors of the Company, for a three-year term commencing as of the date of such meeting.

b.	On March 2, 2021, the general meeting of the Company’s shareholders approved amendments to the Company’s Amended and Restated Articles of Association to eliminate the par value of the Company’s ordinary shares and to increase the Company’s share capital to 3,600,000,000 ordinary shares.

c.

On March 4, 2021, the Company completed a private offering with several accredited and institutional investors for gross proceeds of $8,150, providing for the issuance of an aggregate of 1,152,628 units, as follows: (a) 916,316 units at a price of $7.07 per unit, consisting of (i) one ADS of the Company, and (ii) a Series A Warrant to purchase an equal number of units purchased (the “2021 Series A Warrant”) and a Series B Warrant (the “2021 Series B Warrant”) to purchase half the number of units (the “Ordinary Warrants”), and (b) 236,312 pre-funded units at a price of $7.069 per unit, consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one 2021 Series A Warrant and one 2021 Series B Warrant.

The Series A Warrant have an exercise price of $7.07 per ADS and the Series B Warrants have an exercise price of $10.60 per ADS. Both the Series A Warrants and the Series B Warrants are exercisable six months from the date of issuance and will expire five years from the date of issuance.

The offering resulted in gross proceeds to the Company of approximately $8,150.

- - - - - - - - - - - - - - - - - - - - - - - - -