Form 20-F
period 2021-12-31
SciSparc Ltd.
filed 2022-04-28
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Oz Adler

Chief Executive Officer

Tel: +972-3-7175777

Email: oz@scisparc.com

20 Raul Wallenberg St.

Tower A, 2nd Floor

Tel Aviv 6971916, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	SPRC	The Nasdaq Capital Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

3,091,740 Ordinary Shares, no par value, as of December 31, 2021

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

Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒        No ☐

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

Yes ☐        No ☒

i

ii

INTRODUCTION

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD and/or other cannabinoid receptors, or CBR, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, for the treatment of obstructive sleep apnea, or OSA, and for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary Palmitoylethanolamide, or PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases such as TS, OSA and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, which is a CBD, and (2) CannAmide™. We believe that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

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

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the German Federal Institute for Drugs and Medical Devices, or BfArM, and the Israeli Ministry of Health, or MoH, towards a Phase IIb randomized, double-blind, placebo controlled study to evaluate the potential safety, tolerability and efficacy of daily oral SCI-110 in treating adults with TS. In addition, we announced in November 2019 positive topline results from our Phase IIa clinical study in OSA, which we believe suggests that SCI-110 positively affects symptoms in adult subjects with OSA. Following the recent successful completion of the Phase IIa OSA clinical study, we are currently seeking partners to further development of this program.

In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. Sporadic observation in healthy or sick individuals indicated that cannabis products and in particular THC have calming and anti-anxiety effects. Based on our pre-clinical and clinical experience using SCI-110, we believe that this treatment may potentially be found to be more safe and efficacious than THC alone. In December 2021, after we received approval from the Israeli Ministry of Health and IRB, The Israeli Medical Center for Alzheimer’s recruited the first patient to participate in the phase IIa clinical trial. Similarly, following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 the progression of SCI-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD. We are currently developing a regulatory dossier to be submitted to the MoH and to the Israeli Medical Cannabis Agency, or IMCA.

In addition, in March 2021, we announced an agreement with The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center to examine the potential role of SCI-210 on SE. This study commenced in the second half of 2021.

For our proprietary SCI-160, in August 2021, we announced positive top-line results for a controlled pre-clinical trial on neuropathic and post-operative pain. The study, “An evaluation of SCI-160 on neuropathic pain in the rat spared nerve injury (SNI) model and post-surgical pain in the rat hind paw incision model,” was designed to help assess the potential of SCI-160. Key findings from the pre-clinical trial are that SCI-160 significantly alleviates pain up to six hours after injection as compared with vehicle-treated animals. Daily SCI-160 injections significantly alleviate subject pain from mechanical stimuli as compared with vehicle-treated animals for up to seven days after surgery. Daily injections of SCI-160 significantly alleviate pain in a hind paw incision model of post-surgical pain up to four days post surgery, as compared with vehicle treated animals, and SCI-160 analgesic effects are prolonged in the presence of PEA. Collectively, the results indicated that treatment with SCI-160 significantly alleviates both chronic and acute pain. Based on the positive results, we are continuing the development of SCI-160 towards a first in-human clinical study.

In July 2019, we announced the issuance of a product license for our proprietary formulation containing the active compound PEA oral tablet, CannAmide™ (TheraPEA), by Canada’s Natural and Non-Prescription Health Products Directorate, or the NNHPD, for the recommended use as an anti-inflammatory and to help relieve chronic pain. This license was issued by the NNHPD under the authority of the Natural Health Products Regulations, or NHPR. Dosage form of the described natural health product is tablets composed of 400 milligrams of PEA with a recommended dose of one tablet up to three times a day. Chronic pain is estimated to affect 38% of people worldwide, and according to an analysis by the World Health Organization, half of the most prevalent conditions responsible for living with disability is characterized by the presence of different kinds of pain. With the NNHPD license, we are able to offer safe and beneficial non-opiate pain management products. CannAmide™’s active compound PEA is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or to no possibility for abuse. Although numerous clinical trials have shown the favorable effect of PEA, as a raw material agent it has low solubility. CannAmide™ formulation was designed to increase PEA solubility and absorption.

We were incorporated under the laws of the State of Israel on August 23, 2004. From March 2017 until July 2020, our American Depositary Shares, or ADSs, were listed on the Nasdaq Capital Market, or Nasdaq under the symbol “TRPX”. On July 2, 2020, our ADSs were suspended from Nasdaq due to our failure to meet the shareholders equity requirements of Nasdaq. On September 21, 2020, our ADSs were officially delisted from Nasdaq. Thereafter, our ADS program was terminated following the ADS Exchange (as defined below), and our Ordinary Shares were quoted on the OTC Markets. On December 21, 2021, our Ordinary Shares were re-listed on the Nasdaq and began trading under the symbol “SPRC”.

Unless otherwise indicated, all references to the “Company,” “we,” “us, “our” and “SciSparc” refer to SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F, or the Annual Report, are translated using a rate of NIS 3.11 to USD 1.00, the last exchange rate published by the Bank of Israel by December 31, 2021.

On July 19, 2021, our shareholders approved a reverse split of our share capital by a ratio of to 140:1, or the Reverse Split, to be effective at the date to be determined by our Board of Directors. The Reverse Split became effective after the close of business on August 9, 2021. Concurrently with the Reverse Split, we changed the ratio of the ADSs to our Ordinary Shares from each ADS representing 140 Ordinary Shares to each ADS representing 1 Ordinary Share. On August 26, 2021, our ADSs were mandatorily cancelled and were exchanged for Ordinary Shares at a one-for-one ratio, or the ADS Exchange. All descriptions of our share capital, including share amounts and per share amounts in this Annual Report are presented after giving effect to the Reverse Split and ADS Exchange, and the transition of the trading our Ordinary Shares in lieu of our ADSs.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We are a specialty clinical-stage pharmaceutical company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our product candidates.
●	We have not generated any revenue from the sale of our current product candidates and may never be profitable.
●	We expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations.

Risks Related to the Discovery and Development of Our Product Candidates

●	We are heavily dependent on the success of our product candidates, which are in the late stages of pre-clinical development or early stages of clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.
●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results. We may also find it difficult to enroll patients in our clinical studies. Difficulty in enrolling patients could delay or prevent clinical studies of our product candidates.
●	If the FDA does not conclude that our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for our product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.
●	In respect of our product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications during that period of exclusivity.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct our preclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
●	We will rely on third parties to manufacture our active pharmaceutical ingredient, or API, and formulations. Our business could be harmed if those third parties fail to provide us with sufficient quantities of our needed supplies, or fail to do so at acceptable quality levels or prices.

Risks Related to Commercialization of Our Product Candidates

●	If the market opportunities for our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.
●	We face intense competition and rapid technological change and the possibility that our competitors may discover, develop or commercialize therapies that are similar, more advanced or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our product candidates.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively in our markets. Further, if we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
●	We may not be able to identify infringements of our patents and accordingly the enforcement of our intellectual property rights may be difficult.

Risks Related to Our Business Operations

●	From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements. Similarly, we may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate.
●	We will need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.

Risks Related to the Ownership of Our Securities

●	We will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders.
●	We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result it may be difficult for you to sell your Ordinary Shares

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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Ordinary Shares could decline.

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

We have historically incurred substantial net losses; including net losses of approximately $5.8 million for the year ended December 31, 2021, and net losses of approximately $3.5 million in 2020. As of December 31, 2021, we had an accumulated deficit of approximately $61 million.

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

As of December 31, 2021, our cash was approximately $6.9 million, other accounts receivable was approximately $2.9 million, we had a working capital of approximately $8.1 million and an accumulated deficit of approximately $61 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash will be sufficient to fund operations at least through August 1, 2023. We expect that we will require substantial additional capital to commercialize our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, clinical studies, preclinical testing, and other related activities;

●	the cost, timing and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

Identifying and qualifying patients to participate in clinical studies of our product candidates is critical to our success. The timing of our clinical studies depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical studies if we encounter difficulties in enrollment. The COVID-19 pandemic may directly or indirectly impact the pace of enrollment in our clinical studies as patients may avoid or may not be able to travel to healthcare facilities and physicians’ offices unless due to a health emergency and clinical study staff can no longer get to the clinic. Additionally, such facilities and offices have been and may continue to be required to focus limited resources on non-clinical trial matters, including treatment of COVID-19 patients, thereby decreasing availability, in whole or in part, for clinical trial services. Moreover, CROs we use in connection with the development of our product candidates have experienced delays related to COVID-19. See “—Risks Related to Commercialization of Our Product Candidates—The COVID-19 pandemic has resulted in delays to our product development and may adversely affect any potential future revenues, results of operations and financial condition” for additional information.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe TS patients would require pharmacological treatment. We further responded in January 2018 by providing additional information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to the fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After we had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about our ability to limit the use of the product to the subset of patients we are pursuing. Due to the fact that we disagree with this concern, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March 2021, we sent our response to the FDA. In June 2021, we received a response from the FDA explaining that they are unable to grant our request until new information becomes available to support our request for orphan drug designation. We will re-visit the application after we obtain clinical results from our upcoming phase IIb study in TS.

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

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such product candidates, a number of potentially significant negative consequences could result, including but not limited to:

●	regulatory authorities may withdraw approvals of such product candidate;

●	regulatory authorities may require additional warnings on the label;

●	we may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other Elements To Assure Safe Use, or ETASU;

●	we could be sued and held liable for harm caused to patients; and

●	our reputation may suffer.

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

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs, including Target Health, Inc., FGK Clinical Research GmbH, or FGK, and others. We rely on these parties for execution of our preclinical and clinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current cGMP, GCP, QSR and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical studies comply with GCP regulations. In addition, our clinical studies must be conducted with product candidates which are produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, to the best of our knowledge, multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW Pharmaceuticals PLC, or GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis, received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW is developing, among others, cannabidivarin, or CBDV, based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy and schizophrenia. Zynerba Pharmaceuticals, Inc., or Zynerba, is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies and ASD. Skye Bioscience, Inc., or Skye, is focused on developing proprietary, synthetic cannabinoid-derived molecules to treat glaucoma and other diseases with significant unmet need.  Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus and metabolism and solid tumors. RespireRx Pharmaceutical Inc., or RespireRx, developing dronabinol for OSA treatment.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about coverage and reimbursement for new drugs are typically made by the Centers for Medicare & Medicaid Services (formerly the Health Care Financing Administration), or CMS, an agency within the U.S. Department of Health and Human Services, or DHHS, as CMS decides whether and to what extent a new drug will be covered and reimbursed under Medicare. Private payors tend to follow the coverage reimbursement policies established by CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for products such as ours.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, or the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The following are among the provisions established by the ACA of greatest importance to the pharmaceutical and biotechnology industry:

●	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the Average Manufacturer Price, or AMP, for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the AMP;

●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, or MCOs;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (now 70%) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	expansion of the entities eligible for discounts under federal 340B;

●	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●	establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. This center is currently focused on the following priorities:

●	testing new payment and service delivery models;

●	evaluating results and advancing best practices; and

●	engaging a broad range of stakeholders to develop additional models for testing.

●	implementation of the federal physician payment transparency requirements, or the Sunshine Act. The Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act, or the SUPPORT Act, signed into law on October 24, 2018, expanded Sunshine Act reporting to include data for physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwifes. The amendment applies to reports submitted to CMS on or after January 1, 2022.

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

Two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or the TCJA, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, that is commonly referred to as the “individual mandate.’’ Additionally, on January 22, 2018, then President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On April 27, 2020, the U.S. Supreme Court reversed a Federal Circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding. Congress may consider additional legislation to repeal, or repeal and replace, other elements of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business. We continue to evaluate the ACA and its possible repeal and replacement, as the extent to which any such changes may impact our business or financial condition remains uncertain.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions, known as Medicare sequestration adjustments, went into effect in 2013. However, under the Coronavirus Aid, Relief, Economic Securities Act of 2020, and related legislation, Medicare sequestration adjustments from May 1, 2020 through March 31, 2021 have been suspended, though sequestration has been extended through 2030. Additionally, there has been heightened governmental scrutiny recently over the manner in which manufacturers set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, including the former Administration’s budget for fiscal year 2020, there were further drug price control measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part D, to continue to allow some states to negotiate drug prices under Medicaid through supplemental rebate negotiations and other mechanisms, and legislation was introduced to eliminate cost sharing for generic drugs for Part D low-income patients.

In addition, in November 2020, the U.S. DHHS, finalized a regulation aimed at lowering prescription drug prices and out-of-pocket spending for prescription drugs by excluding rebates on prescription drugs paid by manufacturers to or purchased by Medicare Part D plan sponsors or pharmacy benefit managers, or PBMs, acting under contract with Medicare Part D plan sponsors from the existing discount safe harbor under the federal Anti-Kickback Statute, or the AKS. The regulation reflects the first change to the AKS Statute discount safe harbor since the Medicare Part D program was established. In addition to the rebate exclusions, two new safe harbors were added. One of these new safe harbors protects point-of-sale reductions in price from a manufacturer to a plan sponsor under Medicare Part D or a MCO, for a prescription drug payable, in whole or in part, by a plan sponsor under Medicare Part D or a MCO, provided certain conditions are met. The other protects certain fixed-fee services arrangements between manufacturers and PBMs.

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

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize any of our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained. We cannot predict what healthcare reform initiatives may be adopted in the future. However, it is possible that there will be further legislation or regulation that could harm the business, financial condition and results of operations.

The COVID-19 pandemic has resulted in delays to our product development and may adversely affect any potential future revenues, results of operations and financial condition.

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

The COVID-19 pandemic has impacted our various vendors, including CROs, and caused delays in the development of our product candidates. We also have experienced delays in the preparation toward various clinical trials, including being unable to receive prioritization to conduct clinical trials, availability of physicians and other staff members involved in our clinical trials. At this time, it is still difficult to assess whether the COVID-19 pandemic and official responses could cause a material adverse effect on our results of operations and financial condition. The COVID-19 pandemic and official responses could further divert the attention and efforts of the medical community to coping with COVID-19 and disrupt the marketplace in which we operate. Any outbreak of COVID-19 among our executives and key employees or their families could disrupt our management and operations and adversely affect our results of operations and financial condition.

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

We seek to protect our proprietary position by filing patent applications in the United States and in other countries, with respect to our novel technologies and product candidates, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Not including patents and applications which we are in the process of being assigned, we have a portfolio of two provisional patent applications with the U.S. Patent and Trademark Office, or USPTO, and pending patent applications in six families, of which four families are currently international Patent Cooperation Treaty of the World International Property Organization, or PCT, applications, or PCT applications, that have entered the national phase in various national entities. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to our patents after issuance could deprive us of rights necessary for the successful commercialization of any new product candidates that we may develop.

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

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found. Such prior art, to the extent it exists, may invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new product candidates, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

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

It is also possible that we have failed to identify relevant third-party patents or applications. For example, certain U.S. patent applications that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new product candidates or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new product candidates or the use of our new product candidates. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new product candidates that are held to be infringing. We might, if possible, also be forced to redesign our new product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us in the U.S. or any other relevant jurisdiction, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing product candidates or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

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

In August 2020, Dr. Shmulewitz was replaced by Mr. Amitay Weiss, who was later replaced by Mr. Oz Adler in January 2022, each of whom was appointed as our Chief Executive Officer. In February 2021, we received a request from Dr. Shmulewitz to provide him with information in regards to our compliance with the Dekel license agreement. While we have no reason to believe that we are not complying with material terms of Dekel license agreement, we cannot provide assurances that Dr. Shmulewitz will not threaten to terminate the agreement. If a dispute arises between us and Dekel under the license agreement, we cannot assure you that our business will not impeded or materially harmed by such dispute.

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

Similarly, we may strategically invest into various pharmaceutical companies. However, we can offer no assurance that the value of our investment will increase or that it will not fluctuate because the value of our investments may be adversely affected by a number of factors, such as negative changes in a company’s results of operations, cash flows, financial position and accounting impairment. For example, on March 31, 2022, we entered into the MitoCareX Agreement (as defined further below) and invested in MitoCare X Bio Ltd., or MitoCare X, a newly founded company expected to focus on the discovery and development of potential drugs for cancers and other life-threatening conditions. The potential benefits of the MitoCareX Agreement or other potential investments may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on our results of operations, cash flows and financial position.

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

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal AKS, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal AKS, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

●	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, OR HITECH and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the federal physician sunshine requirements under the ACA requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. DHHS information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the ACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the False Claims Act.

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

Widespread public health pandemics, including COVID-19 could have a material and adverse effect on our business, financial condition and results of operations.

Any public health pandemic or other disease outbreak in countries where we or our CROs operate could have a material and adverse effect on our business, financial condition and results of operations. COVID-19 has affected our operations. For example, we reduced our operating expenses at the onset of the COVID-19 pandemic and our Chief Technologies Officer was on temporary unpaid leave between May 2020 and September 2020.

Our operating results and financial condition may also be materially adversely affected by laws, regulations, orders or other governmental or regulatory actions addressing the COVID-19 pandemic, or any future outbreaks or resurgence, that place restrictions on, or require us to make changes to, our operations. A significant reduction in our workforce and our compliance with instructions imposed by Israeli authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. In addition, the impact of COVID-19 may cause delays to our future research and development operations, including but not limited to our products development, manufacturing, pre-clinical and clinical trials, and may make it difficult for us to recruit patients to all of our clinical trials, and keep all of our research and development projects on time.

With respect to our suppliers, disruptions resulting from the COVID-19 pandemic resulted and may result in cancellations or delays and increased transport times for delivery of materials to our facilities. If such difficulties arise, we may need to seek alternate suppliers, which may be more expensive, may not be available or may result in delays in shipments to us. Decreases in our operating levels may also have implications for our hedging strategy which could adversely impact our financial results.

The nature and extent of COVID-19’s continuing impact on the global economy, our business, financial condition and results of operations is beyond our control, and depends on various uncertain factors, including the duration and severity of the outbreak and the possibility of new outbreaks, vaccination levels, the success of vaccines, other preventative measures or treatments, and the actions to contain or treat its impact, including quarantine orders, business restrictions and closures and other similar restrictions and limitations. The foregoing and other continued disruptions to our business as a result of the COVID-19 pandemic, as well as any global recession resulting from the impact of COVID-19, could materially adversely affect our business, financial condition and results of operations.

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

We have incurred losses every year since our inception. If we continue to use cash at our historical rates of use we will need significant additional financing, which we may seek through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, an existing shareholder’s ownership interest will be diluted, and the terms of any such offerings may include liquidation or other preferences that may adversely affect the then existing shareholders rights. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt or making capital expenditures. If we raise additional funds through collaboration, strategic alliance or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result it may be difficult for you to sell your Ordinary Shares.

Although our Ordinary Shares are listed on Nasdaq, an active trading market for the Ordinary Shares may not be sustained. It may be difficult for you to sell your Ordinary Shares without depressing the market price for the Ordinary Shares or at all. Further, an inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

The exercise of outstanding warrants will cause significant dilution to holders of our equity securities and could adversely affect the price of our Ordinary Shares.

As of April 23, 2022, holders of warrants may exercise their warrants into up to 2,415,335 Ordinary Shares. In the event that such warrants are exercised in full, the ownership interest of existing holders of our equity securities will be diluted and may have a negative effect on the trading price of our Ordinary Shares.

The market price of our securities may be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price you paid.

The market price of our Ordinary Shares is volatile. Our Ordinary Share price is and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

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

In addition, companies trading in the stock market have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance.

Outstanding warrants and pre-funded warrants to acquire our Ordinary Shares are speculative in nature. Furthermore, holders of our warrants and pre-funded warrants will have no rights as shareholders until such holders exercise their warrants and acquire our Ordinary Shares.

Until holders of the warrants and pre-funded warrants acquire our Ordinary Shares upon exercise of the warrants and pre-funded warrants, holders of the warrants and pre-funded warrants will have no rights with respect to our Ordinary Shares underlying such warrants and pre-funded warrants. Upon exercise of the warrants and pre-funded warrants, the holders thereof will be entitled to exercise the rights of a holder of Ordinary Shares only as to matters for which the record date occurs after the exercise date.

Our warrants and pre-funded warrants only represent the right to acquire Ordinary Shares at a fixed price, and in the case of the warrants, for a limited period of time. Specifically, holders of the warrants and pre-funded warrants that we issued in private placements in March 2019, March 2020 and March 2021 and in our November 2020 public offering may exercise their right to acquire Ordinary Shares and pay an exercise price per Ordinary Shares (in the case of the pre-funded warrants, $0.001 per Ordinary Share and in the case of other warrants, ranging from $5.02 to $245.00 per Ordinary Share), subject to adjustment upon certain events, and in the case of warrants only prior to five years from their respective issuance dates, after which date any unexercised warrants will expire and have no further value. In addition, we issued a warrant to Capital Point Ltd. to purchase $340,000 of Ordinary Shares, with an exercise price per Ordinary Share equal to the closing price of our Ordinary Shares on the trading day on which the notice of exercise is actually received by us and will be exercisable for 12 months starting from May 15, 2021 for a one-year period. On November 4, 2021, we received from Capital Point a notice of exercise with respect to the Ordinary Shares underlying the warrant, which was rejected by the Company.

We cannot assure you that our Ordinary Shares will remain listed on Nasdaq or any other securities exchange.

Our ADSs, which previously represented our Ordinary Shares, were listed on Nasdaq from March 2017 through July 2020. On September 21, 2020, our ADSs were delisted from Nasdaq as a result of not meeting the shareholders equity requirements of Nasdaq. Between December 2020 and August 2021, our ADSs were quoted on the OTCQB. In August 2021, our ADR program was terminated and our ADSs were converted to Ordinary Shares on a one-for-one basis. In September 2021, our Ordinary Shares began to be quoted for trading on the OTCQB under the ticker “SPRCF”. In December 2021, our Ordinary Shares were re-listed on Nasdaq and began trading under the symbol “SPRC”.

No assurance can be given that we will remain eligible to be listed on Nasdaq. Further, because of the previous delisting of our ADSs from Nasdaq, if we fall out of compliance with Nasdaq requirements in the future, our Ordinary Shares may be more likely to be subject to Nasdaq’s delisting process and no assurance can be given that we will be able to regain compliance. Any delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, customers and employees.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our Ordinary Shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal control, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our Ordinary Shares. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares if we are or were to become a PFIC.

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We believe that we would most likely be deemed a PFIC for 2021. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See Item 10.E. “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

Risks Related to Israeli Law and Our Operations in Israel

Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

Section 63(b) of the Israeli Companies Law, or the Companies Law, may allow any one or more of our shareholders holding at least 5% of our voting rights to demand that we convene a special shareholders meeting. Also, in the event that we choose not to convene a special shareholders meeting pursuant to such a request, Sections 64-65 of the Companies Law provide, among others, that such shareholders may independently convene a special shareholders meeting within three months (or under court’s ruling) and require us to cover the costs, within reason, and as a result thereof, our directors might be required to repay us such costs. If our shareholders decide to exercise these rights in a way inconsistent with our management’s strategic plans, our management’s ability to run our company may be disrupted, and this process may entail significant costs to us.

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

Competition for skilled technical and other personnel in Israel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech and bio-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

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

Our research and development efforts with respect to some of our past activities, which was focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s disease, which we sold in March 2015, and our Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which in part was returned and re-assigned to Hadasit Medical Research Services & Development Ltd., or Hadasit, and in part is still in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of December 31, 2022, we had received the aggregate amount of approximately $1.1 million from the IIA for the development of our abovementioned technologies. As of December 31, 2021, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1.2 million including interest. With respect to such grants, we are committed to pay certain royalties up to $1.2 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, or the Innovation Law, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

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

The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR would affect us, the implementation of SOFR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact.

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

General Risk Factors

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, or SEC, which could undermine investor confidence in our company and adversely affect the market price of our Ordinary Shares.

For so long as we remain an EGC as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not EGCs including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements;

●	our ability to defer compliance with any new or revised financial accounting standards provided pursuant to Section 13(a) of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act; and

●	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an EGC. We will remain an EGC until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which is December 31, 2022, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find the Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and our market prices may be more volatile and may decline.

Sales of a substantial number of our Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Ordinary Shares.

We have not paid, and do not intend to pay, dividends on our Ordinary Shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on our Ordinary Shares since inception. We do not anticipate paying any cash dividends our Ordinary Shares in the foreseeable future. Moreover, the Companies Law imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in our Ordinary Shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid.

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

Cybersecurity issues, security breaches and other disruptions could compromise our information, expose us to liability and harm our reputation and business.

Our business relies upon information technology systems operated by us and by our third-party service providers. These systems may fail or experience operational disruption, experience cybersecurity attacks, or be damaged by computer viruses and unauthorized access. In the ordinary course of our business we collect and store sensitive data, including intellectual property, personal information and our proprietary business information. The secure maintenance and transmission of this information is critical to our operations and business strategy. We rely on commercially available systems, software, tools and domestically available monitoring to provide security for processing, transmitting and storing this sensitive data.

Hackers may attempt to penetrate our computer systems, and, if successful, misappropriate personal or confidential business information. In addition, an associate, contractor or other third-party with whom we do business may attempt to circumvent our security measures in order to obtain such information, and may purposefully or inadvertently cause a breach involving such information. While we continue to implement additional protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly.  If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed. While we have not, to our knowledge, experienced any material IT system failures or cybersecurity attacks to date, we cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, business operations, a breach of sensitive personal information or a loss or corruption of critical data assets including trade secrets or other proprietary information. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such IT system failures, cybersecurity attacks or vulnerabilities to our or our third-party vendors’ information security programs or defenses could result in legal liability, reputational damage, business interruption, and our competitive position could be harmed and the further development and commercialization of our products or any future products could be delayed or disrupted. Moreover, containing and remediating any IT system failure, cybersecurity attack or vulnerability may require significant investment of resources.

Our information technology networks and infrastructure may still be vulnerable to damage, disruptions or shutdowns due to attack by hackers or breaches, employee error or malfeasance, power outages, computer viruses, telecommunication or utility failures, systems failures, natural disasters or other catastrophic events. Furthermore, significant security breaches or disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us., Any such compromise could disrupt our operations, damage our reputation and subject us to additional costs and liabilities, any of which could adversely affect our business.

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

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our securities, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our securities to decline.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is SciSparc Ltd. We were incorporated in the State of Israel on August 23, 2004, and are subject to the Companies Law. From March 2017 until July 2020, our ADSs were traded on Nasdaq under the symbol “TRPX”. On July 2, 2020, our ADSs were delisted from Nasdaq due to our failure to meet the shareholders equity requirements of Nasdaq. On September 21, 2020, our ADSs were officially delisted from Nasdaq. Thereafter, our ADS program was terminated, and following the ADS Exchange, our Ordinary Shares were quoted on the OTC Markets. On December 21, 2021 our Ordinary Shares were re-listed on the Nasdaq and began trading under the symbol “SPRC”.

 From December 26, 2005 to August 9, 2018, our Ordinary Shares were traded on the Tel Aviv Stock Exchange.

Our registered office and principal place of business is located at 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916, Israel. Our telephone number in Israel is: +972-3-7175777.

Our website address is http://www.scisparc.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

We are an EGC, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an EGC until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our capital expenditures for 2021, 2020 and 2019 amounted to $35,000, $0 and $1,000, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or CBD and/or other CBR agonists: SCI-110 for the treatment of TS, for the treatment of OSA, and for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD, and SE.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases such as TS, OSA and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™. We believe that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

SCI-160 is a novel pharmaceutical preparation containing a CB2 receptor, agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, a member of the SciSparc Scientific Advisory Board.

We believe that modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the BfArM and the MoH, for our SCI-110 program for TS. In addition, we announced in November 2019 positive topline results from our Phase IIa clinical study in OSA, which we believe suggests that SCI-110 positively affects symptoms in adult subjects with OSA. Following the recent successful completion of the Phase IIa OSA clinical study, we are currently seeking partners for further development of this program

In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. Sporadic observation in healthy or sick individuals indicated that cannabis products and in particular THC have calming and anti-anxiety effects. Based on our pre-clinical and clinical experience using SCI-110 we believe that this treatment may potentially be found to be more safe and efficacious than THC alone. In December 2021, The Israeli Medical Center for Alzheimer’s recruited the first patient to participate in the phase IIa clinical trial. Similarly, following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of SCI-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD. We are developing a regulatory dossier to be submitted to the MoH and to the IMCA.

In addition, in March 2021, we announced an agreement with The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center to examine the potential role of SCI-210 on SE. The study commenced in the second half of 2021.

For our proprietary SCI-160, in August 2021, we announced positive top-line results for a controlled pre-clinical trial on neuropathic and post-operative pain. The study “An evaluation of SCI-160 on neuropathic pain in the rat spared nerve injury (SNI) model and post-surgical pain in the rat hind paw incision model,” was designed to help assess the potential of SCI-160. Key findings from the pre-clinical trial are that SCI-160 significantly alleviates pain up to six hours after injection as compared with vehicle-treated animals. Daily SCI-160 injections significantly alleviate subject pain from mechanical stimuli as compared with vehicle-treated animals, for up to seven days after surgery. Daily injections of SCI-160 significantly alleviate pain in a hind paw incision model of post-surgical pain up to four days post surgery as compared with vehicle treated animals, and SCI-160 analgesic effects are prolonged in the presence of PEA. Collectively, the results indicated that treatment with SCI-160 significantly alleviates both chronic and acute pain. Based on the positive results, we are continuing the development of SCI-160 towards a first in-human clinical study.

Our Drug Development Programs

SCI-110 – TS, Alzheimer’s disease and agitation and OSA

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

Following the Phase IIa study, we plan to initiate a Phase IIb randomized, double-blind, placebo controlled study to evaluate the potential safety, tolerability and efficacy of daily oral SCI-110 in treating adults with TS, with Hannover Medical School, Germany and Tel-Aviv Sourasky Medical Center, Israel. The study is expected to include approximately 114 patients. Study patients are randomized to either oral SCI-110 or placebo at a 1:1 ratio. The overall estimated study duration is 24 months. We may also be required to conduct further preclinical studies in parallel to our clinical plans as part of registration process with the FDA and EMA. Following these studies, if successful, we intend to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled study to evaluate the potential safety, tolerability and efficacy of up to twice daily oral SCI-110 in treating TS.

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. The request is still pending and we are in communication with FDA. Our last communication was in December 2020 when we received a letter from FDA raising a concern that it will be hard to limit the use of the product to the subset of patients we are pursuing. There is no assurance that we will successfully obtain orphan drug designation for TS. However, in light of the fact that we disagree with this concern expressed by the FDA, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March we sent our response to the FDA. In June 2021, we received a response from the FDA, explaining that they are unable to grant our request until new information becomes available to support our request for orphan drug designation. We will re-visit the application after we obtain clinical results from our upcoming phase IIb study in TS.

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

Alzheimer’s disease and Agitation

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

Market Size

It is estimated that the global Alzheimer’s therapeutics market is projected to reach $13.57 billion by 2027 from $7.42 billion in 2019 with a compounded annual growth rate of 9.2% through 2027, which is primarily attributed to the increasing pipeline drug development and increasing investments for drug development biomarkers.

Current Treatment

The current pharmacological treatment of agitation in Alzheimer’s disease has an unsatisfactory benefit/risk ratio and often involves using off-label drugs. Antipsychotic drugs, which are the most frequently used drugs for this purpose, are only marginally better than placebo.

Our SCI-110 Solution for Alzheimer’s disease and Agitation

The drug product, SCI-110, is a unique proprietary combination of dronabinol (synthetic delta-9-tetrahydrocannabinol (Δ⁹-THC), and PEA.

In February 2021, we signed an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. The study’s primary objective is the safety of SCI-110 and the secondary objective is the ability of the compound to ameliorate agitation and other behavioral disturbances in patients with Alzheimer’s disease. The study will be initiated immediately after receipt of all the required approvals from the IRB and the MoH. The study, titled “Clinical Study Protocol Phase II-a open label trial to evaluate the safety, tolerability and efficacy trend of SCI-110 in patients with Alzheimer’s Disease and agitation,” is expected to be conducted under the leadership of Dr. Alex Kaplan, MD, Principal Investigator and board-certified geriatrician. In December 2021, The Israeli Medical Center for Alzheimer’s recruited the first patient to participate in the phase IIa clinical trial.

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

In October 2017, we signed an agreement with Assuta Medical Center, Israel to conduct a Phase IIa, sponsor-initiated trial for the treatment of OSA SCI-110. The study was completed in November 2019. Following the completion of the Phase IIa OSA clinical study, we are currently seeking partners for further development of this program.

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

SCI-210 – ASD and SE

We believe that our product candidate, SCI-210, offers a safe and potentially effective solution for a variety of medical concerns. Despite being in its early phases of pre-clinical and clinical testing, the application of SCI-210 has extended into several treatments, including ASD and SE.

ASD

ASD is a neurodevelopmental disorder. The specific etiologies and neural bases of autism remain largely unknown; it has been proposed that alterations in multiple genes in combination with environmental factors constitute the cause for the development of the autism phenotype. ASD is characterized by early dysfunction in communication and social interactions, presenting with repetitive, restrictive, stereotyped patterns of behavior and loss of interest in diverse activities. Additionally, ASD is frequently accompanied by impairments in adaptive functioning, sensory processing disorder, aggression, or self-injury.

Market Size

It is estimated that the global ASD therapeutics market was approximately $3.3 billion in 2018 and is expected to reach approximately $4.6 billion by 2026 with a compounded annual growth rate of 4.3% during such time period.

Current Treatment

No cure exists for ASD. The goal of treatment is to maximize patients’ ability to function by reducing ASD symptoms and supporting development and learning. Treatment options may include: (i) behavior and communication therapies - successful programs typically include a team of specialists and a variety of activities to improve social skills, communication and behavior; and (ii) medications - to date, no medication can improve the core signs of ASD, specific medications can help control comorbidity symptoms. The main symptoms to be treated in patients with ASD are: epilepsy, aggression, hyperactivity, irritability, attention deficit, sleep problems, obsessions and anxiety. Antipsychotic drugs are sometimes used to treat severe behavioral problems and antidepressants may be prescribed for anxiety. Among the main drugs used in the treatment of ASD are typical antipsychotics such as Haloperidol, Thioridazine, Chlorpromazine and the atypical risperidone, Olanzapine and Clozapine, whose use is more common. These are used with the objective to treat the child’s behavioral problems by blocking the D2 dopaminergic channels, causing a diminished reaction to stimuli known as “neuroleptic syndrome,” observed as calm and quiet behavior in the child. In turn, some atypical antipsychotics also exhibit an antagonism of type 2A receptors for serotonin, aside from their effect on the D2 channels. It is important to individualize the patient when these drugs are administered, since there are no pre-established criteria for dosing and such drugs could present extrapyramidal adverse effects such as tremors, sialorrhea, sedation, impaired liver function, etc. Serotonin reuptake inhibitors such as Fluoxetine, Paroxetine and Sertraline are given to children with autism because they have been found to increase 25% of serotonin levels in platelets and serum. This treatment is based on suppressing symptoms such as anxiety, depression, OCDs, and self-injurious behavior.

Unfortunately, about 40% of children with ASD and disruptive behavior do not respond well to standard behavioral and medical treatment. Consequently, an exceptionally high percentage of parents are seeking help through unproven methods, including the use of compounds made of the cannabis plant.

Our SCI-210 Solution for ASD

The drug product SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™.

 In December 2019, we announced the progression of SCI-210 into clinical stage. In light of this, we plan to initiate a randomized, double blind placebo controlled study to evaluate the efficacy, safety and tolerability of SCI-210 in treating patients with ASD. Currently, we are developing a regulatory dossier to be submitted to the MoH and to IMCA.

SE

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

In 2018, GW’s Epidiolex, a plant-based, pharmaceutical grade CBD extract was approved by the FDA for the treatment of seizures associated with two rare and severe forms of epilepsy. Our study for SCI-210 previously met its endpoint (efficacy) when comparing its effect to the effect of CBD alone in an in-vitro hepatocytes model of fat accumulation; the effect of CBD was enhanced by the addition of PEA, lowering the required effective concentration of CBD. In this study, we hope to demonstrate again meet the study endpoint (efficacy) when comparing treatment using our product candidate compared to the effect of CBD alone on SE and its neurological cognitive sequelae.

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

Current Treatment

The first-line treatment for early SE mainly comprises the administration of benzodiazepines, the most frequently used of which include Diazepam, Lorazepam, and Midazolam. Seizures continue and progress to established SE in about 40% of patients with Convulsive Status Epilepticus (CSE) despite benzodiazepine administration as the first-line treatment. The second-line treatment for established SE consists of a loading dose of antiepileptic drugs. Frequently used antiepileptic drugs include Phenytoin or Fosphenytoin, Valproate, Levetiracetam, Phenobarbital, and Lacosamide. There is no clear evidence for the relative superiority of any of these drugs.

Our SCI-210 Solution for SE

The drug product SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™.

In March 2021, we entered an agreement with The Sheba Fund for Health Services and Research, to perform a pre-clinical study for the evaluation of our SCI-210 drug development program for the treatment of SE. The pre-clinical study is expected to investigate the potential advantage of our proprietary combination of SCI-210 by harnessing the “sparing effect” phenomenon. In the study. the effect of SCI-210 is compared to CBD single treatment in animal model (mice) of SE. The study commenced in the second half of 2021.

Our SCI-160 Pain Solution

Pain is the most common reason for physician consultation in most developed countries. It is a major symptom in many medical conditions and can interfere with a person’s quality of life and general functioning. Opioid medications can provide short, intermediate or long acting analgesia depending upon the specific properties of the medication and whether it is formulated as an extended release drug. Opioids are efficacious analgesics in chronic malignant pain and modestly effective in nonmalignant pain management. However, there are associated adverse effects, especially during the commencement or change in dose. Prolonged opioid use may cause drug tolerance, chemical dependency, diversion and addiction. The potency and availability of these substances, despite their high risk of addiction and overdose, have made them popular both as formal medical treatments and as recreational drugs. Due to their sedative effects on the medulla oblongata, opioids in high doses present the potential for respiratory depression, and may cause respiratory failure and death. In a 2013 review study published in Fundamental & Clinical Pharmacology, various studies were cited demonstrating that cannabinoids exhibit comparable effectiveness to opioids in models of acute pain and even greater effectiveness in models of chronic pain. Cannabis produces several compounds with various known activities known together as cannabinoids, such as THC and cannabidiol (CBD). In general, cannabinoids bind and act through the two characterized CRP: CB1 and CB2. However, activation of the CB1 receptor (as for example in the case of THC) leads to unwanted psychoactive “high” and other adverse events, whereas activation of CB2 does not lead to any psychoactivity. In addition and unrelated to the above sentence, the affinity of the cannabis derived cannabinoids to these receptors is limited and partial. Newly synthetic cannabinoid HU-433, a specific CB2 agonist with high CB2 receptor affinity, was specifically synthesized by Prof. Raphael Mechoulam from Hebrew University of Jerusalem and is our proprietary new chemical entity.

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

Market Size

According to Fortune Business Insights research from May 2020 and Allied Market Research from September 2020, the global pain management drugs market was valued at $71.4 billion in 2019 and is projected to reach $91.6 billion by 2027. North America has contributed the highest revenue to the chronic pain treatment market in the past, due to the high prevalence of chronic diseases and increasing awareness on the issue, huge number of chronic pain treatment clinics, and high adoption of non-opioid pain management options. Moreover, with age, people fall prey to chronic illnesses, due to their reduced power of healing. In North America, 59.9 million people were aged 65 or above in 2019, with the number further expected to increase in the coming years. The therapeutic market of acute pain in the seven major markets (United States, Germany, France, Italy, Spain, United Kingdom and Japan) is estimated to have been $1.9 billion in 2017.

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

Current Treatment

Currently available treatments are antidepressant and anticonvulsant analgesics, opioids and nonsteroidal anti-inflammatory drugs. These are inadequate to control all pain or are associated with limiting side effects (e.g., most problematic being sedation with the antidepressant and anticonvulsant group, constipation with the opioids and gastrointestinal and cardiovascular effects with the Non-steroidal anti-inflammatory drugs, or NSAIDs).

Our SCI-160 Solution for pain

Newly synthetic cannabinoid, a specific CB2 agonist with high CB2 receptor affinity.

For our proprietary SCI-160, in August 2021, we announced positive top-line results for a controlled pre-clinical trial on neuropathic and post-operative pain. The study “An evaluation of SCI-160 on neuropathic pain in the rat spared nerve injury (SNI) model and post-surgical pain in the rat hind paw incision model,” was designed to help assess the potential of SCI-160. Key findings from the pre-clinical trial are that SCI-160 significantly alleviates pain up to six hours after injection as compared with vehicle-treated animals. Daily SCI-160 injections significantly alleviate subject pain from mechanical stimuli as compared with vehicle-treated animals, for up to seven days after surgery. Daily injections of SCI-160 significantly alleviate pain in a hind paw incision model of post-surgical pain up to four days post surgery as compared with vehicle treated animals and SCI-160 analgesic effects are prolonged in the presence of PEA. Collectively, the results indicated that treatment with SCI-160 significantly alleviates both chronic and acute pain. Based on the positive results, we are continuing the development of SCI-160 towards a first in-human clinical study.

 Other Programs

Our CannAmide™ Anti-Inflammatory and Chronic Pain Solution

CannAmide™ is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or no abuse liability. Although numerous clinical trials have shown the favorable effect of PEA as an analgesic agent it has low solubility.

In July 2019, we announced the issuance of a product license for our proprietary PEA oral tablet CannAmide™ by Health Canada’s Natural and NNHPD, for the recommended use as an anti-inflammatory and to help relieve chronic pain. This license was issued by the NNHPD under the authority of the NHPR. Dosage form of the described natural health product is tablets composed of 400mg PEA with a recommended dose of one tablet three times a day. Chronic pain is estimated to affect 38% of people worldwide, and according to an analysis by the World Health Organization, half of the most prevalent conditions responsible for living with disability is characterized by the presence of different kinds of pain. With the NNHPD license, we are able to offer safe and beneficial non-opiate pain management products. CannAmide™’s active compound PEA is a cannabimimetic compound that regulates endocannabinoid levels by enhancing receptor sensitivity and inhibiting their metabolism, and is particularly attractive therapeutically as it appears to have a very high safety profile with low or to no possibility for abuse. Additionally, on February 9, 2021, we announced that we have begun commercial production of our proprietary PEA oral tablets CannAmide™, which will be marketed to pharmacies and other retail outlets across Canada following our entering into a distribution agreement. Furthermore, on February 10, 2021, we announced that we had entered into an agreement with Procaps, a leader in contract development and manufacturing services in softgel advanced technologies for the global pharmaceutical and nutraceutical industries, to develop and commercially manufacture both of our drug candidates, SCI-110 and our proprietary PEA oral tablets CannAmide™, in softgel capsule form.

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

Collaboration with Clearmind

On March 7, 2022, we entered into a cooperation agreement, or the Cooperation Agreement, with ClearMind Medicine Inc., or Clearmind. The Cooperation Agreement includes, among others, examination of the benefit of integrating the core technologies of each company to explore the development of psychedelic-centric drug candidates and targeting mental health-related diseases. Pursuant to the terms of the Cooperation Agreement, we will initially conduct a joint pre-clinical study with Clearmind and based on the results of such study and if so determined by both parties, we will procced to pursue a joint venture agreement with Clearmind to pursue, develop and commercialize psychedelic-centric drug candidates.

Intellectual Property

Our intellectual property portfolio comprises three granted U.S. patents, pending patent applications in nine families, all of which are currently international PCT applications or PCT applications that have entered the national phase. Of this portfolio, we have exclusively licensed one granted U.S. patent from Dekel and one patent family from Yissum.

Internally Developed Patent Applications

In March 2013, we filed a provisional application with the USPTO for the technology of proprietary sequences of anti-CD3 antibody and the utilization of the latter in various autoimmune diseases, as well as in hepato-pathologies. The provisional application has been converted to a PCT and then entered a National Status in December 2014 in the U.S., with the European Patent Office, or EPO, and in China, Canada and Japan. In the U.S. it received a grant status in June 2018.

In April 2015, we filed a provisional application with the USPTO for combinations of cannabinoids, n-acylethanolamines, and inhibitors of n-acylethanolamine degradation, which, in April 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to utilizing the potentiating effect of n-acylethanolamines on cannabinoids for any cannabinoid amenable indication, including but not limited to analgesia and TS. The 20-year term of any patent issuing from this application would expire in April 2036. In September 2021, the patent was granted in Australia and Japan and three patents have been issued in the U.S., two in December 2021 and one in February 2022.

In May 2015, we filed a provisional application with the USPTO for combinations of opioids, n-acylethanolamines, and inhibitors of n-acylethanolamines degradation, which, in May 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to potentiating effect of N-acylethanolamines on opioids for opioid amenable indications. The 20-year term of any patent issuing from this application would expire in May 2036. In July 2021, the patent was granted in Australia.

In July 2016, we filed a provisional application with the USPTO for the use of cannabinoids for potentiating the efficacy of antibiotics, which in July 2017 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and China. The 20-year term of any patent issuing from this application would expire in July 2037.

In January 2018, we filed a provisional application with the USPTO directed to methods of treating OSA, which in January 2019 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO and Australia. The 20-year term of any patent issuing from this application would expire in January 2039.

In April 2019, we filed a provisional application with the USPTO directed to compositions and methods for potentiating derivatives of 4-aminophenols, which in April 2020 was converted into an international PCT application. The 20-year term of any patent issuing from this application would expire in April 2040.

In August 2020, we filed a provisional application with the USPTO directed to methods for maintaining microvascular integrity, which in August 2021 was converted into an international PCT application. The 20-year term of any patent issuing from this application would expire in August 2041.

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

On July 29, 2018, we entered into an exclusive, worldwide, sublicensable, royalty-bearing license agreement with Yissum for a license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products, or the Yissum License Agreement. According to the Yissum License Agreement, we were required to pay Yissum an initial payment of $133,000, and shall pay Yissum royalties at the rates of 3% of net sales, subject to the royalty reductions as described in the Yissum License Agreement. All right, title and interest in and to the Yissum License Agreement shall vest solely in Yissum, and we shall hold and make use of the rights granted. All rights in the development results shall be solely owned by us, except to the extent that an employee of the Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by us and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically included in the Yissum License Agreements.

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

Other Intellectual Property Protection

In addition to patent and trademark protection, we intend to use other means to protect our proprietary rights, including pursuing marketing or data exclusivity periods, orphan drug status, and similar rights that are available under regulatory provisions in certain countries, including but not limited to the United States, Europe, Canada, Japan, and China.

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

The following table summarizes our portfolio of patents:

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Pending	19-Jul-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Canada	Pending	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	May 2036	THX-110 THX-210
United States of America	Pending	01-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210

United States of America	Granted	10-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	October 2037	THX-110 THX-210
United States of America	Granted	30-Aug-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	October 2037	THX-110 THX-210
United States of America	Pending	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Pending	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
United States of AMerica	Pending	12-Nov-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
Israel	Pending	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
China (People’s Republic)	Pending	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
European Patent Convention	Pending	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Japan	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Japan	Pending	30-Mar-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Australia	Pending	30-Jun-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Israel	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
China (People’s Republic)	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Japan	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Japan	Pending	30-Apr-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
European Patent Convention	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Pending	27-Nov-2020	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Canada	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036

United States of America	Pending	29-Jul-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
European Patent Convention	Pending	28-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	24-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Hong Kong	Pending	24-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Canada	Pending	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Canada	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
China	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
European Patent Convention	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Israel	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
India	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Japan	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Mexico	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040

Russia	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Hong Kong	Pending	18-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
United States of America	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
China	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United Kingdom	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
Germany	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
France	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Pending	09-Jun-2020	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
European Patent Convention	Pending	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
China	Pending	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
Canada	Pending	13-Jul-2017	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Granted		* Compositions comprising CB receptor agonists, uses thereof and methods for their preparation	October 2029	THX-160
United Kingdom	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
Germany	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
France	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
United States of America	Granted	29-Jul-09	* COMPOSITIONS AND METHODS FOR TREATING INFLAMMATORY DISORDERS	July 2029
PCT	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041

We have also been granted a trademark for CannAmide™ in the United States with registration pending.

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

On December 13, 2018, an additional amendment to the transfer agreement was signed, or the Additional Amendment, between us, Karma Link and Orimmune, under which the parties acknowledged that despite our efforts and assistance in the discussions with Hadasit regarding the possibility of assigning the license to Orimmune, Orimmune chose not to enter into an agreement with Hadasit. Under that Additional Amendment, it was agreed that Orimmune (and Karma Link) will be assigned certain rights in IP related to the licensed technology owned by us, subject to certain conditions precedent. In 2021, we received the approval of the IIA to complete the assignment and we are now seeking to complete the transaction.

Joint Venture Transaction

On May 18, 2020, we closed the Joint Venture Transaction. As part of the Joint Venture Transaction, we transferred to Evero, our subsidiary, our SCI-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement.

MitoCare X Bio

On March 10, 2022, we entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, we invested an initial amount of $700,000 and agreed to invest over the next two years an additional $1,000,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCare X. MitoCareX will focus on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants and indemnification provisions and on March 31, 2022, the closing conditions were met.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, to the best of our knowledge, there are multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis, received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW is developing, among others, CBDV based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy and schizophrenia. Zynerba is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies and ASD. Skye is focused on developing proprietary, synthetic cannabinoid-derived molecules to treat glaucoma and other diseases with significant unmet need.  Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus and metabolism and solid tumors. RespireRx is developing dronabinol for OSA treatment.

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

Manufacturing

We currently expect to contract with third parties for the manufacturing and testing of our product candidates for preclinical trials and clinical trials and intend to do so in the future. We do not own or operate manufacturing facilities for the production of clinical quantities of our product candidates. The use of contracted manufacturing and reliance on collaboration partners is relatively cost-efficient and may eliminate the need to directly invest in manufacturing facilities and additional staff.

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

Pharmaceutical drug product candidate development in the United States typically involves pre-clinical laboratory and animal testing, the submission to the FDA of an IND Application, which must become effective before clinical testing may commence, and adequate, well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product candidate or disease.

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

A 30-day waiting period after the submission of an original IND is required prior to the commencement of clinical testing in humans. If the FDA has not imposed a clinical hold on the IND or otherwise commented or questioned the IND within this 30-day period, the proposed clinical trial proposed in the IND may begin. In practice, a submitting party should contact the division after this 30 day period to ensure that the FDA has reviewed the IND to the extent that they can assure there will be no hold placed on the IND.

Clinical trials involve the administration of the investigational product to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors. Clinical protocols and details of the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol and any amendment involving testing of U.S. patient study subjects within the United States and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary hold of a clinical trial at any time or impose other sanctions if the FDA believes that the clinical trial either is not being conducted in accordance with FDA requirements, regulations or presents a potentially unacceptable risk to the clinical trial subjects. The trial protocol and informed consent information for subjects in clinical trials must also be submitted to an IRB for approval. An IRB may impose other conditions for the protocol and may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements.

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

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. These products may be cited by potential competitors in support of approval of a 505(b)(2) NDA.

Any applicant who submits a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification. Generally, 505(b)(2) NDA cannot be approved until all listed patents have expired, except where 505(b)(2) NDA applicant challenges a listed patent through a Paragraph IV certification. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired.

If the competitor has provided a Paragraph IV certification to the FDA, the competitor must also send notice of the Paragraph IV certification to the holder of the NDA for the reference listed drug and the patent owner once the application has been accepted for filing by the FDA. The NDA holder or patent owner may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification prevents the FDA from approving the application until the earlier of 30 months from the date of the lawsuit, expiration of the patent, settlement of the lawsuit, a decision in the infringement case that is favorable to the applicant or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where or 505(b)(2) NDA applicant files a Paragraph IV certification, the NDA holder or patent owner regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of a 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. The applicant may also elect to submit a statement certifying that its proposed label does not contain, or carves out, any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

Although some of our product candidates are based on repurposed drugs, there are at present no patents or other exclusivities listed in the Orange Book pertaining to a product containing the active ingredient dronabinol.

Exclusivity

The FDA provides periods of regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. Five years of exclusivity are available to New Chemical Entities, or NCEs. An NCE is a drug that contains no active moiety or drug substance that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent, or not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound), or clathrate (i.e., a polymer framework that traps molecules), of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. A 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.

If a product is not eligible for the NCE exclusivity, it may be eligible for three years of exclusivity. Three-year exclusivity is available to the holder of an NDA, including a 505(b)(2) NDA, for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials, other than bioavailability or bioequivalence trials, was essential to the approval of the application and was conducted or sponsored by the applicant. This three-year exclusivity period protects against FDA approval of 505(b)(2) NDAs for the condition of the new drug’s approval. As a general matter, three-year exclusivity does not prohibit the FDA from approving 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and efficacy.

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

The cost of preparing and submitting an NDA is substantial, mainly due to the non-clinical and clinical trial costs. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee; the fee in the fiscal year 2020 is $2,942,965.

The FDA has 60 or 74 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug product candidates are reviewed within 10 to 12 months, while most applications for priority review drugs are reviewed in six months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug product candidates, or drug product candidates that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug substance and drug product are manufactured. The FDA will not approve the drug product candidate unless compliance with or current cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

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

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a REMS plan to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and ETASU. An ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product candidate approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product candidate approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

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

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition with a prevalence of fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with an FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that drug product candidate for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product candidate with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee. In addition to the potential seven years of market exclusivity after approval, orphan drug designation status qualifies sponsors for tax credits for qualified clinical trials and exemption from user fees.

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

To obtain regulatory approval of an investigational drug under the European Union. regulatory systems, we must submit a MAA. This application is similar to the NDA in the United States, with the exception of, among other things, country-specific document requirements. Drugs can be authorized in the European Union by using (i) the centralized authorization procedure, (ii) the Mutual Recognition Procedure, or MRP, (iii) the decentralized procedure or (iv) national authorization procedures. The initial Sativex approvals were a consequence of an application under the De-Centralized Procedure, or DCP, to the European Union member state of Spain.

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

Expanded Access to Investigational Drugs in the U.S.

An investigational drug may be eligible for clinical use outside the context of a manufacturer’s clinical trial of the drug. “Expanded access” refers to the use of an investigational drug where the primary purpose is to diagnose, monitor, or treat a patient’s disease or condition rather than to collect information about the safety or effectiveness of a drug. Expanded access INDs are typically sponsored by individual physicians to treat patients who fall into one of three FDA-recognized categories of expanded access: expanded access for individual patients, including for emergency use; expanded access for intermediate-size patient populations; and expanded access for large patient populations under a treatment IND or treatment protocol. For all types of expanded access, the FDA must determine prior to authorizing expanded access that: (1) the patient or patients to be treated have a serious or life threatening disease or condition and there is no comparable or satisfactory alternative therapy; (2) the potential patient benefit justifies the potential risks of use and that the potential risks are not unreasonable in the context of the disease or condition to be treated; and (3) granting the expanded access will not interfere with the initiation, conduct, or completion of clinical studies in support of the drug’s approval. In addition, the sponsor of an expanded access IND must submit IND safety reports and, in the cases of protocols continuing for one year or longer, annual reports to the FDA. Expanded access programs are not intended to yield information relevant to evaluating a drug’s effectiveness for regulatory purposes. If a patient enrolled in one of our clinical trials is not eligible or able to continue enrollment, we may be required to continue to provide our product candidate to such patient through expanded access.

Pricing and Reimbursement in the U.S.

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

As a condition of receiving Medicaid coverage for prescription drugs, the Medicaid Drug Rebate Program requires manufacturers to calculate and report to CMS their AMP, which is used to determine rebate payments shared between the states and the federal government and, for some multiple source drugs, Medicaid payment rates for the drug, and for drugs paid under Medicare Part B, to also calculate and report their average sales price, which is used to determine the Medicare Part B payment rate for the drug. In January 2016, CMS issued a final rule regarding the Medicaid Drug Rebate Program, effective April 1, 2016, that, among other things, revised the manner in which the AMP is calculated by manufacturers participating in the program and implemented certain amendments to the Medicaid rebate statute created under the ACA. Drugs that are approved under an NDA, including a 505(b)(2) NDA, are subject to an additional requirement to calculate and report the manufacturer’s best price for the drug and inflation penalties which can substantially increase rebate payments. On December 21, 2020, CMS issued a final rule that made changes to the Medicaid Drug Rebate Program regulations in several areas, including some changes to the treatment of value-based purchasing arrangements and price reporting for patient benefit programs sponsored by pharmaceutical manufacturers.

For NDA drugs, the Veterans Health Care Act of 1992 requires manufacturers to calculate and report to the Department of Veterans Affairs a different price called the Non-Federal AMP, offer the drugs for sale on the Federal Supply Schedule, and charge the government no more than a statutory price referred to as the Federal Ceiling Price, which includes an inflation penalty. A separate law requires manufacturers to pay rebates on these drugs when paid by the Department of Defense under its TRICARE Retail Pharmacy Program. Knowingly submitting false pricing information to the government creates potential federal False Claims Act liability.

Further, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. We expect that the pharmaceutical industry will continue to experience pricing pressures due to the trend toward managed healthcare, particularly towards specialty pharmacy, the increasing influence of managed care organizations, and additional legislative proposals. For example, CMS issued an interim final rule on November 27, 2020 designed to test whether a Most-Favored-Nation model will help control growth in spending for Medicare Part B drugs without adversely affecting quality of care. This followed an Executive Order issued in September 2020 that directed the Secretary of DHHS to implement new payment models under the Medicare Part B and Part D programs to curb “unfair” and high drug prices in the United States. Implementation of this interim final rule has been blocked by a temporary restraining order and preliminary injunctions through various court actions. The Most-Favored-Nation model will not be implemented without further rulemaking, and the new Biden administration may choose to modify the model, move forward with the model as is, or withdraw it. Nonetheless, we expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. It is unknown what form any such changes or any law would take, and how or whether it may affect the biopharmaceutical industry as a whole or our business in the future. We expect that changes or additions to the ACA, the Medicare and Medicaid programs, such as changes allowing the federal government to directly negotiate drug prices, and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the United States.

At the state level, legislatures have been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, drug price increases, and, in some cases, designed to encourage importation from other countries and bulk purchasing. On the federal level, the Trump Administration issued a final rule in 2020 for the safe importation of drugs from Canada and other countries. During the 2020 presidential campaign, President Biden also supported a proposal to limit drug price increases to no more than the inflation rate. Additional health reform measures may continue and affect our business in unknown ways. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at increasing competition for prescription drugs. The DHHS has released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and potential legislative policies that Congress could pursue to advance these principles. While no legislation or administrative actions have been finalized to implement these principles, Congress is considering legislation that, if passed, could have significant impact on prices of prescription drugs covered by Medicare, including limitations on drug price increases and allowing Medicare to negotiate pricing for certain covered drug products. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any of the product candidates for which we receive approval.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and other third-party payors fail to provide adequate coverage and reimbursement. We expect that an increasing emphasis on cost containment measures in the U.S. will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Pricing and Reimbursement in Foreign Countries

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

As another example, in Canada, for patented drugs, the Patented Medicines Prices Review Board (PMPRB) uses the median international publicly available ex-factory list price (using prices in 11 pre-determined countries) as the maximum price the company is allowed to charge. The PMPRB is a quasi-judicial body with a regulatory mandate to prevent pharmaceutical patentees from charging consumers excessive prices during the market exclusivity period. This agency then monitors the prices charged by patentees for patented drugs on an ongoing basis. Under the Canadian Patent Act, patentees are required to file price and sales information about their patented drug products at introduction and twice a year thereafter for each strength of each dosage form of each patented drug product sold in Canada.

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

The federal AKS prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for, or purchasing, leasing, ordering, or arranging for the purchase, lease or order of, any good, facility, item or service reimbursable, in whole or in part, by Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value, including unlawful financial inducements paid to prescribers and beneficiaries, as well as impermissible promotional practices. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the ACA amended the intent requirement of the federal AKS so that a person or entity no longer needs to have actual knowledge of the federal AKS, or specific intent to violate it, to have violated the statute. The ACA also provided that a violation of the federal AKS is grounds for the government or whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

In addition, in November 2020, DHHS finalized a regulation aimed at lowering prescription drug prices and out-of-pocket spending for prescription drugs by excluding rebates on prescription drugs paid by manufacturers to or purchased by Medicare Part D plan sponsors or PBMs acting under contract with Medicare Part D plan sponsors from the existing discount safe harbor under the federal AKS . The regulation reflects the first change to the AKS discount safe harbor since the Medicare Part D program was established. In addition to the rebate exclusions, two new safe harbors were added. One of these new safe harbors protects point-of-sale reductions in price from a manufacturer to a plan sponsor under Medicare Part D or a MCO for a prescription drug payable, in whole or in part, by a plan sponsor under Medicare Part D or a MCO, provided certain conditions are met. The other protects certain fixed-fee services arrangements between manufacturers and PBMs.

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

Additionally, the federal Open Payments program pursuant to the Physician Payments Sunshine Act, created under Section 6002 of the ACA and its implementing regulations, require some manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with specified exceptions) to report annually information related to specified payments or other transfers of value provided to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually specified ownership and investment interests held by physicians and their immediate family members. The SUPPORT Act, signed into law on October 24, 2018, expanded Sunshine Act reporting to include data for physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwifes. The amendment applies to reports submitted to CMS on or after January 1, 2022.

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

Grants from the IIA

Our research and development efforts mainly with respect to our past activities (with respect to immunotherapy programs such as the Anti-CD3) were financed in part through royalty-bearing grants from the IIA. As of December 31, 2021, we had received the aggregate amount of approximately $1.1 million from the IIA for the development of our abovementioned technologies. With respect to such grants, we are committed to pay royalties of up to an aggregate amount of approximately $1.2 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are further required to comply with the requirements of the Research Law, with respect to those past grants. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the Research Law requires prior written notice from the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how inside or outside of Israel, and the transfer outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

Current Regulatory Status of SciSparc’s Products

United States

The active ingredient in our product candidate SCI-110 is a Schedule I controlled substance. Other drug candidates in our portfolio are either not controlled or as yet to be scheduled.

Our drug candidate SCI-110 is being developed for the treatment of TS. TS may be considered a serious condition with a potentially disabling nature. Thus, it may be eligible for a fast-tracked submission. However, a request for eligibility will be filed by us later in the development of this molecule. In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe TS patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After we had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about our ability to limit the use of the product to the subset of patients we are pursuing. Due to the fact that we disagree with this concern, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March 2021, we sent our response to the FDA. In June 2021, we received a response from the FDA explaining that they are unable to grant our request until new information becomes available to support our request for orphan drug designation. We will re-visit the application after we obtain clinical results from our upcoming phase IIb study in TS.

Canada

NNHPD Approval

Pursuant to a non-traditional class III Product License Application, CannAmide™ (TheraPEA) received Health Canada approval (NPN 80093504) from the NNHPD on July 23, 2019. In the approval letter, the NNHPD confirmed that the application was in compliance with section 7 of the NHPR. The dosage of 1 x 400 mg tablet 3 times daily was approved for the following use: “Studies show that PEA may be used as an anti-inflammatory to help relieve chronic pain”.

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

Brain Bright Ltd. is an inactive wholly-owned subsidiary. In addition, we also own 85% of the issued and outstanding share capital of Evero, a company focused on the development and commercialization of SCI-110 sleep technology.

In addition, we own approximately 27% of Lara Pharm Ltd., an inactive private company engaged in the field of medical cannabis and developing a formulation based on synthetic cannabinoids, for the provision through an inhaler.

We also hold approximately 31% of MitoCareX Bio Ltd., an Israeli private company.

D.	Property, Plants and Equipment

Our offices are located at 20 Raul Wallenberg Street, Tower A, 2nd Floor, Tel Aviv 6971916, Israel, where we currently occupy approximately 120 square meters, under a joint lease with a third-party for a total of 240 square meters. The lease ends on June 30, 2023, with an option of renewal for an additional thirty-six (36) months. Our current monthly rent payment is NIS 10,200 (approximately $3,300).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business. However, we are currently assessing our future needs and have not renewed our lease as of the date hereof.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this Annual Report. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2019 can be found in our Annual Report for the fiscal year ended December 31, 2020, filed with the SEC on March 30, 2021.

The following financial data in this narrative are expressed in thousands, except for share and per share data or as otherwise noted.

A.	Operating Results

We have not generated any revenues since our inception.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of December 31, 2021, we had an accumulated deficit of approximately $61 million. Our operating activities are described below under “Operating Expenses.”

Operating Expenses

Our current operating expenses consist of two components — research and development expenses and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, research and preclinical studies, chemistry and formulations, regulatory, professional and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	December 31,
	2021	2020
USD in thousands
Wages and related expenses	357	322
Share-based payments	27	69
Clinical studies	172	-
Research and preclinical studies	165	139
Chemistry and formulations	335	-
Regulatory, professional and other expenses	934	119
	1,990	649

We expect that our research and development expenses will materially increase as we plan to start new clinical trials and develop new products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees for accounting, legal, bookkeeping, investor relations, regulatory and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	December 31,
	2021	2020
USD in thousands
Wages and related expenses	256	237
Share-based payment	16	22
Professional and directors’ fees	2,417	1,283
Investor relations and business expenses	784	22
Office maintenance, rent and other expenses	135	182
Regulatory expenses	165	98
Business development expenses	5	58
Total	3,778	1,902

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

Results of Operations

	December 31,
	2021	2020
USD in thousands
Research and development expenses	1,990	649
General and administrative expenses	3,778	1,902
Other expense (income), net	-	742
Operating loss	5,768	3,293
Financial expense (income), net	21	242

Net loss	5,789	3,535
Net loss attributable to holders of Ordinary Shares	5,789	3,482

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2021, amounted to $1,990, representing an increase of $1,341, or 207%, compared to $649 for the year ended December 31, 2020. The increase was primarily attributable to an increase of $1,322 in clinical studies, chemistry and formulations and regulatory and other expenses, reflecting the acceleration of clinical studies that were initiated in the previous year and therefore an increase in regulatory and other expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $3,778 for the year ended December 31, 2021, representing an increase of $1,876, or 99%, compared to $1,902 for the year ended December 31, 2020. The increase resulted primarily from an increase of $1,134 in professional and directors’ fees, and an increase of $762 in investor relations and related expenses in preparation for our listing on the Nasdaq.

Operating Loss

Our operating loss for the year ended December 31, 2021, was $5,768, representing an increase of $2,475, or 75%, as compared to an operating loss of $3,293 for the year ended December 31, 2020.

Financial Expense and Income

Financial expense and income consist of revaluations of instruments measured at fair value, exchange rate differences, bank fees, loans interest and other transactional costs.

We did not recognize financial income for the year ended December 31, 2021, representing a change of $630, as compared to financial income of $630 for the year ended December 31, 2020. The financial income recognized in the year ended December 31, 2020 was primarily due to changes in the fair value of financial instruments.

We recognized financial expense, for the year ended December 31, 2021, of $21, representing a change of $851, as compared to financial expense net of $872 for the year ended December 31, 2020. The financial expense recognized in the year ended December 31, 2020 was primarily due to finance expense related to expenses related to issuance of warrants that we conducted in March and April.

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2021, was $5,789, representing an increase of $2,254, or 64%, as compared to $3,535 for the year ended December 31, 2020.

B.	Liquidity and Capital Resources

Overview

Since our inception in 2004, and through December 31, 2021, we have funded our operations principally with $63,731 from the issuance of Ordinary Shares and ADSs, warrants and pre-funded warrants. As of December 31, 2021, we had $6,875 in cash, $2,904 in other accounts receivable, and an additional amount of $45 in short-term bank deposits.

The table below presents our cash flows for the periods indicated:

	December 31,
	2021	2020
USD in thousands
Operating activities	(5,061)	(4,307)

Investing activities	(70)	24

Financing activities	10,060	5,359
Net increase in cash and cash equivalents(1)	4,929	1,076

(1)	During the year ended December 31, 2021, we did not have any cash equivalents.

Operating Activities

Net cash used in operating activities was $5,061 during 2021 in comparison to $4,307 during 2020. The increase of $754 was primarily attributable to an increase in research and development and general and administrative expenses.

Investing Activities

Net cash used in investing activities of $70 during the year ended December 31, 2021, primarily reflected the investment in restricted bank deposits and purchase of fixed assets.

Net cash provided by investing activities of $24 during the year ended December 31, 2020, primarily reflected the withdrawal of restricted bank deposits.

Financing Activities

Net cash provided by financing activities of $10,060 in the year ended December 31, 2021, primarily consisted $7,699 of net proceeds from the issuance of share capital, pre-funded warrants and warrants and $2,568 from warrant exercises.

Net cash provided by financing activities of $5,359 in the year ended December 31, 2020, consisted mainly of $2,650 of net proceeds from the issuance of share capital and warrants, and $2,376 from warrant exercises.

On March 19, 2020, we entered into a securities purchase agreement with respect to a private placement of convertible notes in the aggregate amount of $220,000, warrants to purchase up to 4,490 ADSs, and 571 ADSs. The private placement closed on April 6, 2020. The offering resulted in gross proceeds to us of approximately $220. The convertible notes were repaid during 2020.

On April 1, 2020, we entered into a securities purchase agreement, or the April 2020 Purchase Agreement, with institutional investors to purchase of 59,524 units, each consisting of (i) one pre-funded warrant to purchase one Ordinary Shares and (ii) one Series B warrant to purchase one ADS, at a purchase price of $20.993 per unit. The Series B warrants have an exercise price of $30.10 per ADS, are exercisable upon issuance and expire five years from the date of issuance. The offering resulted in gross proceeds to us of approximately $1.25 million. The closing of the sale of the securities took place on April 3, 2020. All of the pre-funded warrants were exercised. In addition, 59,524 of the Series B warrants were exercised pursuant to a cashless exercise mechanism as described in the April 2020 Purchase Agreement for no further consideration to us.

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

On November 19, 2020, we entered into definitive agreements with investors providing for the issuance of an aggregate of 835,447 units of securities, with each unit consisting of (i) one ADS, and (ii) two warrants, with each warrant entitling the holder thereof to purchase one ADS, at the public offering price of $5.02 per unit in a public offering. Each warrant is exercisable upon issuance and expires five years from the date of issuance. The offering resulted in gross proceeds to us of approximately $4.2 million. As of April 23, 2022, there were 666,400 warrants outstanding. Aegis Capital Corp. served as sole placement agent in connection with the offering and received a cash placement fee equal to 8.0% of the gross proceeds received for the units sold in the offering. The offering closed on November 23, 2020.

On March 1, 2021, we entered into a definitive agreement with several accredited and institutional investors providing for the issuance of an aggregate of 1,152,628 units, as follows: (a) 916,316 units, at a price of $7.07 per unit, consisting of (i) one ADS and (ii) a Series A Warrant to purchase an equal number of units purchased and a Series B Warrant to purchase half the number of units, and (b) 236,312 pre-funded units, at a price of $7.069 per unit, consisting of (i) one pre-funded warrant to purchase one ADS and (ii) a Series A Warrant to purchase an equal number of units purchased and a Series B Warrant to purchase half the number of units. The pre-funded warrants have an exercise price of $0.001 per full ADS and will be exercisable at any time after the date of issuance upon payment of the exercise price.  The Series A Warrants have an exercise price of $7.07, subject to adjustments therein. The Series B Warrants have an exercise price equal to $10.60, subject to adjustments therein. The Series A Warrants and the Series B Warrants are exercisable six months from the date of issuance and have a term of exercise equal to five years from the initial exercise date. As of April 23, 2022, there were 1,142,628 Series A Warrants, 576,314 Series B Warrants and 18,156 pre-funded warrants outstanding. Aegis Capital Corp. acted as exclusive placement agent in connection with this offering and received a transaction fee equal to $0.4949 per unit and $0.4949 per pre-funded unit sold at the closing. The offering closed on March 4, 2021, and resulted in gross proceeds to us of approximately $8.15 million.

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

As of December 31, 2021, our cash, including short-term bank deposits, was $6,920.

We believe that our existing cash resources will be sufficient to finance our operating activities in the foreseeable future; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. If we do seek to raise additional capital, there can be no guarantee or assurance that we will be successful in raising such additional capital or that the term of such capital raise will be on terms favorable to us. In addition, as we continue to assess the effects of the COVID-19 pandemic and its impact on capital market transactions in the United States, although we were able to raise financing through offerings of securities in April 2020, November 2020 and March 2021 as well as warrant exercises, all of which were during the COVID-19 pandemic, there can be no assurance that we will be able to raise financing again during the COVID-19 pandemic, or even after COVID-19 is no longer a “pandemic” if, for example, there is downturn in the U.S. or global economy.

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

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

C.	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Operating Expenses—Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of the year ended December 31, 2021 to the year ended December 31, 2020—Research and Development Expenses.”

D.	Trend information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, and although the impact of COVID-19 has lessened in Israel recently, we cannot predict the duration and severity of the outbreak and its containment measures for our Company. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors–Risks Related to Our Business Operations–Widespread public health pandemics, including COVID-19, could have a material and adverse effect on our business, financial condition and results of operations.”

E.	Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 and the significant accounting judgments, estimates and assumptions used in the preparation of the financial statements in Note 3 to our financial statements for the year ended December 31, 2021. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Volatility - The expected volatility is based on fluctuations in the price of our Ordinary Share prices on the Nasdaq.

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

Share price - The share price is determined according to the last known or above closing price of our Ordinary Shares at the grant date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of April 23, 2022:

Name	Age	Position
Itschak Shrem	74	President and Director
Amitay Weiss	59	Chairman of the Board of Directors
Oz Adler	35	Chief Executive Officer and Chief Financial Officer
Dr. Adi Zuloff-Shani	53	Chief Technologies Officer
Amnon Ben Shay(1)(2)(3)	59	Director
Alon Dayan(1)(2)(3)	46	Director
Liat Sidi(3)	47	Director
Lior Vider(1)(2)(3)	45	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as determined by our Board of Directors, pursuant to the definition prescribed to such term under Nasdaq Stock Market rules)

Mr. Itschak Shrem was appointed to serve as our President in January 2022, prior to which he served as our Chairman from August 2020 to January 2022. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. In 1991, Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a partner of Pitango Funds I, II and III. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. Mr. Shrem currently serves on the board of directors of Rail Visions Ltd. Previously, Mr. Shrem served on the board of Tel-Aviv Sourasky Medical Center, the Weizman Institute Eden Spring Ltd., Nano Dimension Ltd., Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. Mr. Shrem holds a B.A. in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

Mr. Oz Adler, CPA, was appointed to serve as our Chief Executive Officer in January 2022 and has served as our Chief Financial Officer since April 2018 and previously held served as our VP Finance from March 2018 until April 2018 and as our Controller from September 2017 to March 2018. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous private and public companies, including Elbit Imaging Ltd. (TASE: EMITF) and Clearmind (CSE: CMND), (OTC: CMNDF), (FSE: CWY), and previously served as the chief financial officer of Medigus Ltd. (Nasdaq: MDGS) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Dr. Adi Zuloff-Shani has served as our Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 20 years of experience as a research and development executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (Nasdaq: MCUR) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani currently serves as the Chief Executive Officer of Clearmind. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.

Mr. Amnon Ben Shay has served as a member of our Board of Directors since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Ben Shay has been serving as the chief financial officer of Hadar Hasharon Marketing and Distributions Ltd. since 2019. Mr. Ben Shay previously served on the board of directors of Azorim Investments and Building Development Company Ltd. (TASE: AZRM), Value Capital One Ltd. (TASE: VALU) and B.G.I. Investments (1961) Ltd. (TASE: BGI). From 2017 to 2019, Mr. Ben Shay served as the chief financial officer of Fridenson Air & Ocean Ltd. From 2014 to 2017, he served as the chief financial officer of Abetrans Logistics Ltd. Prior to that, Mr. Ben Shay served as the chief financial officer of Isline Export and Import Services Ltd. from 2010 to 2013. Prior to the year 2009, Mr. Ben Shay served as the chief financial officer of several Israeli real estate investment groups. Mr. Ben Shay holds a B.A. in economics and business and an M.B.A in business, both from The Hebrew University of Jerusalem, Israel, and an accounting certificate from The College of Management Academic Studies, Israel.

Mr. Alon Dayan has served as a member of our Board of Directors since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Dayan is the founder of L1-Systems Ltd. and has been serving as its chief executive officer since 2015. Since 2018, Mr. Dayan has served as the chief executive officer of Virtual Crypto Technologies Inc. (OTC: VBIX), which he founded as well. Prior to that, he served as a business development manager at Elbit Systems Ltd. from 2006 to 2013. Mr. Dayan holds a B.A. in electronical engineering from Ariel University, Israel.

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

Mr. Lior Vider has served as our Director since August 2020. Mr. Vider has served as a senior investment portfolio manager at Forte Investment House Ltd. since 2021. Mr. Vider previously served as chief investment manager for Impact Investment Management Ltd., from the Union Bank group, from 2007 to 2010 and as chairman of the board of directors and a member of the group’s investment committee of Rahkia Capital Markets Ltd. from 2006 to 2007. Mr. Vider also served as a director at Endymed Medical Ltd. and Apollo Power Ltd. Mr. Vider founded and managed sponser.co.il, a financial portal specializing in services for investors from 2005 to 2017. Mr. Vider holds a B.A. in industry and management engineering from Shenkar College in Israel.

Mr. Amitay Weiss has served on our Board of Directors since August 2020 and as our Chairman since January 2022. Mr. Weiss served as our Chief Executive Officer from August 2020 to January 2022. Mr. Weiss currently serves as chairman of the board of directors of Automax Motors Ltd. (TASE: AMX.TA) and as an external director of Cofix Group Ltd. (TASE: CFCS). Mr. Weiss also chairs and serves as director on the board of director of several public and private companies, including, Clearmind, Maris Tech Ltd. (Nasdaq: MTEK) and Save Foods Inc. (Nasdaq: SVFD). In 2016, Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B. from the Ono Academic College.

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

Prof. Avi Schroeder is the head of the Targeted Drug Delivery and Personalized Medicine Group, at the Technion, Israel Institute of Technology, and has translational research experience with the development of liposome-based clinical systems. He is the author of scientific papers in the field of nanotechnology and medicine and is the inventor on 14 patents, and a recipient of 20 national and international innovation awards. Prof. Schroeder is a scientific entrepreneur, starting five successful Technion spin-outs. Prof. Schroeder received three degrees in Chemical Engineering from the Ben-Gurion University of the Negev and his postdoctoral training took place at MIT.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

We are not a party to, and there are no arrangements or voting agreements that we are aware of for the election of our directors and members of management.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management, as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2021.

USD in thousands	Salary/Fee	Pension, Retirement and Other Similar Benefits(1)	Share- Based Compensation(2)
All directors and senior management as a group, consisting of 9 persons (3)	$962	98	$43

(1)	Represents the directors and senior management’s payment of mandatory social benefits made by the Company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on fair value for Ordinary Shares options granted and estimated using the Black-Scholes option pricing model.

(3)	Includes Moshe Revach, who resigned from the board of directors, effective as of March 13, 2022.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers or directors during or with respect to the year ended December 31, 2021.

Annual Compensation

Executive Officer	Salary/Fee	Pension, Retirement and Other Similar Benefits	Share- Based Compensation(1)	Total
USD in thousands

Amitay Weiss Chairman and Former Chief Executive Officer(2)	$189	$-	$-	$189

Dr. Adi Zuloff-Shani Chief Technologies Officer	$195	$48	$20	$263

Oz Adler Chief Executive Officer and Chief Financial Officer(3)	$223	$47	$27	$426

Itschak Shrem President and Former Chairman(4)	$138	$-	$-	$138

Lior Vider Director(5)	$25	$-	$-	$25

(1)	Share-based compensation includes the cost of our non-cash share-based compensation in 2021.

(2)	Mr. Weiss resigned from his position as Chief Executive Officer, effective January 10, 2022, and was subsequently appointed to serve as the Chairman of the Board of Directors.

(3)	Mr. Adler was appointed to serve as the Company’s Chief Executive Officer, effective January 10, 2022.

(4)	Mr. Shrem resigned from his position as Chairman of the Board of Directors, effective January 10, 2022, and was subsequently appointed to serve as the President of the Company.

(5)	Mr. Vider was appointed to serve on the Company’s Board of Directors, effective August 20, 2020.

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

According to the Companies Law, and the recommendation of our compensation committee and the Board of Directors at the annual general meeting, held on February 10, 2022, our shareholders approved the terms of compensation of our Chief Executive Officer, Mr. Oz Adler, and the President and Chairperson of the Board of Directors, as set forth below. Such terms are in line with our Compensation Policy.

●	President and Chairperson of the Board of Directors - a monthly fee in the amount of NIS 52,500 (approximately $16,714) plus applicable value added tax (VAT).

●	Chief Executive Officer - a monthly fee in the amount of NIS 55,000 (approximately $17,510) plus applicable value added tax (VAT), which, if determined by the Board of Directors, may be increased by up to 20%.

Directors’ Service Contracts

We do not have written agreements with any director providing for benefits upon the termination of his/her employment with us.

C.	Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq, may, subject to certain conditions, “opt out” from the requirements to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors, other than the gender diversification rule, which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender. In accordance with these regulations, following our listing on the Nasdaq, in January 2022, we elected to “opt out” from these requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder”, as such term is defined under the Companies Law, (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws, including the rules of the applicable exchange, that are applicable to U.S. domestic issuers.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

For more information regarding our corporate governance practices and foreign private issuer status, see “Item 16.G Corporate Governance” below.

Board of Directors

Our Board of Directors presently consists of six members. Nasdaq listing standards require that a majority of our Board of Directors be independent. These standards provide, among other things, that a person will be considered an independent director if he or she is not an officer of the company and is, in the view of the company’s board of directors, free of any relationship that would interfere with the exercise of independent judgment. We believe that Mr. Vider, Ms. Sidi, Mr. Ben Shay and Mr. Dayan are all currently considered “independent” for purposes of the Nasdaq rules. As such, our Board of Directors is comprised of a majority of independent directors as such term is defined in the Nasdaq rules. Our articles of association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. Pursuant to the Companies Law, the overall planning and management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors. All other executive officers are appointed by the Board of Directors or by our Chief Executive Officer, provided that he was authorized by the Board of Directors to do so. Their terms of employment are subject to the approval of our Board of Directors’ Compensation Committee (see “—Compensation Committee”) and of the Board of Directors (and in case the terms are not compatible with the provisions of the compensation policy, to our shareholders’ approval as well), and are subject to the terms of any applicable employment agreements that we may enter into with them.

Other than our former external directors, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting the term of office only one class of directors will expire. Each director, aside from our former external directors, holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 65% of the total voting power of our shareholders at a general meeting of our shareholders in accordance with our amended and restated articles of association.

Our directors, other than our former external directors, are divided among the three classes as follows:

●	the Class I director is Ms. Liat Sidi, and her term will expire at our annual general meeting of shareholders to be held in 2024;

●	the Class II director is Mr. Lior Vider and his term will expire at our annual general meeting of shareholders to be held in 2022; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at our annual general meeting of shareholders to be held in 2023.

Mr. Moshe Revach previously served as a Class II director, until his resignation effective as of March 13, 2022.

Mr. Alon Dayan and Mr. Amnon Ben Shay previously served as our external directors until January 2022 upon our board of directors’ election to opt-out of the external director requirements under the Companies Law (described below in “External Directors”). Pursuant to the transition rules provided under the Companies Law, each of Mr. Alon Dayan and Mr. Amnon Ben Shay have the right to remain in office, at their option, after the exemption is adopted, until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders following the adoption of the exemption, which shall be at our annual general meeting of shareholders to be held in 2023.

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

Our Board of Directors is required to elect one director to serve as the Chairman of the Board of Directors to preside at the meetings of the Board of Directors and may also remove that director as Chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the Chairman of the Board of Directors, and a company may not (subject to a certain time-limited exemption, as described below) vest the Chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the Chairman of the Board of Directors; the Chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the Chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, and notwithstanding the foregoing, the Companies Law permits the shareholders of a company to determine, for periods not exceeding three years from each such determination, that the Chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as Chairman or be vested with the Chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least the majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company.

The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the Board of Directors, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the Board of Directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee, are described below. See “—Committees of the Board of Directors” below.

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

Leadership Structure of the Board of Directors

In accordance with the Companies Law and our articles of association, our Board of Directors is required to appoint one of its members to serve as Chairman of the Board of Directors. Our Board of Directors has appointed Mr. Amitay Weiss to serve as Chairman of the Board of Directors, effective January 10, 2022, and subsequently further named as the President of the Company, Mr. Itschak Shrem, the authorities of the Chairman of the Board of Directors as well.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies” are required to appoint at least two external directors who meet the qualification requirements under the Companies Law. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, in January 2022, following our listing on Nasdaq, our Board of Directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

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

On February 15, 2022, we filed a lawsuit in the Economic Division of the Tel Aviv Court against six of our former directors, including our former interim chief executive officer and executive chairman, which included allegations of breaches of their fiduciary duties (duty of care and duty of loyalty) under the Companies Law. See “Legal Proceedings” in Item 8.A below for additional information.

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

Audit Committee

Companies Law Requirements

Under the Companies Law, we are required to appoint an audit committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee, acting pursuant to a written charter, consists of Mr. Vider, Mr. Ben Shay and Mr. Dayan. Mr. Ben Shay serves as chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our Board of Directors has determined that Amnon Ben Shay is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Audit Committee Role

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

We have adopted an audit committee charter setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq listing rules, including, among others, the following:

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

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors.

Listing Requirements

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Vider, , Mr. Ben Shay and Mr. Dayan. Mr. Ben Shay is the Chairperson of the compensation committee. Our Board of Directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a Compensation Policy. The Compensation Policy must be adopted by the company’s Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy is then brought for approval by our shareholders and is subject to special majority requirements. On February 10, 2022, our shareholders approved our new Compensation Policy, which unless amended shall remain in effect until February 9, 2025.

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

We currently have liability insurance providing total coverage of $5 million per claim and in the aggregate for the benefit of all of our directors and officers and company coverage for securities claims. We also have an excess Side A difference in conditions policy providing a total coverage of $2.5 million per claim and in the aggregate for the benefit of all of our directors and officers for claims against them, which may operate as a primary coverage in certain cases, subject to policy terms and conditions.

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

On December 31, 2019, we had seven full-time employees. On December 31, 2020, we had 3 full-time employees. On December 31, 2021, we had 4 full-time employees, 3 of whom were members of senior management: our Chief Executive Officer, Chief Financial Officer and Chief Technologies Officer, of which our Chief Executive Officer was engaged as a consultant.

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

Unless indicated otherwise, the following table lists as of April 23, 2022, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group as of April 23, 2022:

Executive Officers and Directors	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Itschak Shrem	16,632	(3)	*	%

Amitay Weiss	8,418	(4)	*

Oz Adler	9,122	(5)	*

Dr. Adi Zuloff-Shani	9,345	(6)	*

Amnon Ben Shay	1,374	(7)	*

Alon Dayan	1,374	(7)	*

Liat Sidi	1,374	(7)	*

Lior Vider	1,374	(7)	*

All directors and executive officers as a group (8 persons)	49,013		1.52%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 3,231,253 Ordinary Shares issued and outstanding as of April 23, 2022, plus Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes 643 Ordinary Shares and options to purchase 7,775 Ordinary Shares at an exercise price of $6.50 per share. In addition, Mr. Shrem holds options to purchase 23,325 Ordinary Shares that are not exercisable within 60 days. Mr. Shrem’s options have expiration dates ranging from January 3, 2028, and a weighted average exercise price of $6.50.

(4)	Includes 8,857 Ordinary Shares and options to purchase 7,775 Ordinary Shares at an exercise price of $6.50 per share. In addition, Mr. Weiss holds options to purchase 23,325 Ordinary Shares that are not exercisable within 60 days. Mr. Weiss’s options have expiration dates ranging from January 3, 2028, and a weighted average exercise price of $6.50.

(5)	Includes options to purchase 7,775 Ordinary Shares at an exercise price of $6.50 per share, options to purchase 1,205 Ordinary Shares at an exercise price $210 per share and options to purchase 142 Ordinary Shares at an exercise price $392 per share. In addition, Mr. Adler holds options to purchase 23,325 Ordinary Shares that are not exercisable within 60 days. Mr. Adler’s options have expiration dates ranging from August 31, 2023 to October 10, 2029, and a weighted average exercise price of $18.

(6)	Includes options to purchase 178 Ordinary Shares at an exercise price of NIS 2,971 (approximately $900) per share, options to purchase 321 Ordinary Shares at an exercise price of $392 per share, options to purchase 1,071 Ordinary Shares at an exercise price of $210 per share and options to purchase 7,775 Ordinary Shares at an exercise price of $6.50 per share. In addition, Dr. Zuloff-Shani holds options to purchase 23,682 Ordinary Shares that are not exercisable within 60 days. Dr. Zuloff-Shani’s options have expiration dates ranging from August 28, 2023 to October 10, 2029, and a weighted average exercise price of $23.86.

(7)	Includes options to purchase 1,374 Ordinary Shares at an exercise price of $6.50 per share. Each of Amnon Ben Shay, Alon Dayan, Liat Sidi and Lior Vider holds options to purchase 4,126 Ordinary Shares that are not exercisable within 60 days. The options have expiration dates ranging from January 3, 2028, and a weighted average exercise price of $6.50.

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

Under the 2015 Plan, we grant options to purchase our Ordinary Shares to our officers, employees, consultants and other service providers. As of April 23, 2022, 357,143 Ordinary Shares were reserved for issuance under the 2015 Plan, of which options to purchase 183,571 Ordinary Shares were issued and outstanding thereunder. Of such outstanding options, options to purchase 49,212 Ordinary Shares were vested as of April 23, 2022, with a weighted average exercise price of $15.74 per share.

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

As of April 23, 2022, three beneficial holders of our Ordinary Shares had beneficial ownership of 5% or more of our outstanding Ordinary Shares. The following table lists as of the date indicated the number of our Ordinary Shares beneficially owned by such holders:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percent of Class(2)
Bigger Capital Fund, LP	159,267	(3)	4.99%
District 2 Capital Fund LP	159,267	(4)	4.99%
Robert J Eide Pension Plan	198,122	(5)	6.21%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 3,191,740 Ordinary Shares issued and outstanding as of April 23, 2022.

(3)

Based solely on a Schedule 13G filed with the SEC on February 11, 2022. As of December 31, 2021, Bigger Capital Fund, LP beneficially owned 6,125 Ordinary Shares and an aggregate of 200,000 Ordinary Shares currently issuable upon the exercise of warrants with an exercise price range of $7.07 to $10.60 per Ordinary Share. Bigger Capital Fund GP, LLC, as the general partner of Bigger Capital Fund, LP, may be deemed to beneficially own the (i) 6,125 Ordinary Shares and (ii) 200,000 Ordinary Shares issuable upon exercise of warrants beneficially owned by Bigger Capital Fund, LP. Mr. Michael Bigger, as the managing member of Bigger Capital Fund GP, LLC may be deemed to beneficially own the (i) 6,125 Ordinary Shares and (ii) 200,000 Ordinary Shares issuable upon exercise of warrants owned by Bigger Capital Fund, LP. The address of Bigger Capital Fund, LP is 2285 Spruce Goose Street, Suite A229, Las Vegas, NV 89135. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in the warrant.

(4)

Based solely on a Schedule 13G filed with the SEC on February 11, 2022. As of December 31, 2021, District 2 Capital Fund LP beneficially owned 20,040 Ordinary Shares and an aggregate of 200,000 Ordinary Shares currently issuable upon the exercise of warrants with an exercise price range of $7.07 to $10.60 per Ordinary Share. District 2 Capital LP, as the investment manager of District 2 Capital Fund LP, may be deemed to beneficially own the 20,040 Ordinary Shares beneficially owned by District 2 Capital Fund LP and the 200,000 Ordinary Shares issuable upon exercise of the warrants beneficially owned by District 2 Capital Fund LP. District 2 GP LLC, as the general partner of District 2 Capital Fund LP, may be deemed to beneficially own the 20,040 Ordinary Shares beneficially owned by District 2 Capital Fund LP and the 200,000 Ordinary Shares issuable upon exercise of the warrants beneficially owned by District 2 Capital Fund LP. District 2 Holdings LLC, as the managing member of District 2 GP LLC, may be deemed to beneficially own the 20,040 Ordinary Shares beneficially owned by District 2 Capital Fund LP and the 200,000 Ordinary Shares issuable upon exercise of the Warrants beneficially owned by District 2 Capital Fund LP. The address of District 2 Capital Fund LP is 175 W. Carver Street, Huntington, NY 11743. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in the warrant.

(5)

As of December 31, 2021, Robert J Eide Pension Plan owned 198,122 Ordinary Shares and an aggregate of 92,432 Ordinary Shares issuable upon the exercise of warrants with an exercise price range of $5.02 to $10.60 per Ordinary Share. Robert Eide is the trustee and sole beneficiary of Robert J Eide Pension Plan, and his address is 810 7th Avenue #18, New York, NY 10019. Mr. Eide may be deemed to own the 198,122 Ordinary Shares and the warrants to purchase up to 92,432 Ordinary Shares.

Changes in Percentage Ownership by Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

No major shareholders listed above had or have voting rights with respect to their Ordinary Shares that are different from the voting rights of other holders of our ordinary shares.

Record Holders

As of April 23, 2022, there were 19 holders of record of our Ordinary Shares, 3 of which has a registered address in the United States.

These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

Change in Control Arrangements

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control at a subsequent date.

B.	Related Party Transactions

Employment Agreements

We have entered into written employment agreements with Mr. Oz Adler, our Chief Executive Officer and Chief Financial Officer, and Dr. Adi Zuloff-Shani, our Chief Technologies Officer. Each of these agreements contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. These agreements are terminable by either party upon 30 days’ prior written notice. We have also entered into an employment agreement with the daughter of our Chief Technologies Officer, for her employment as a receptionist at the Company. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our Board of Directors that also set the bonus targets for our Chief Executive Officer. See Item 6.B. “Compensation—Employment and Service Agreements with Executive Officers” and see the descriptions of exculpation and indemnification agreements and directors and officers insurance arrangements in Item 6.A. “Directors and Senior Management” and Item 6.C. “Board Practices—Insurance,” — “Indemnification” and “—Exculpation.”

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

Clearmind Cooperation Agreement

On March 7, 2022, we entered into the Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, our Chief Technologies Officer, Mr. Weiss, our President, and Mr. Adler, our Chief Executive Officer and Chief Financial Officer serve as officers and directors. See Item 4.B. “Business Overview— Collaboration with Clearmind” for additional information.

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

See Item 18. “Financial Statements.”

Legal Proceedings

Claims Against our Former Directors

On February 15, 2022, we filed a lawsuit against our former directors in the Economic Division of the Tel Aviv Court, case number 34426-02-22, or the Lawsuit. The Lawsuit names six former directors, including our former interim chief executive officer and executive chairman, Dr. Ascher Shmulewitz, as defendants, or the Defendants, and includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) of the Defendants under the Companies Law.

The Lawsuit challenges a transaction approved by the Defendants in August 2018, to acquire, via one of our subsidiaries, Therapix Healthcare Resources, Inc., eight pain clinics and a fully equipped laboratory from Anesthesia Services Associates PLLC. (d/b/a Comprehensive Pain Specialist), or the Transaction. The Lawsuit claims that the Defendants breached their fiduciary duties when approving the Transaction, causing us significant harm. The Lawsuit claims damages in the amount of NIS 13,114,200 (approximately $4.12 million), which accounts for, as of the date of the filing of the Lawsuit, the amounts invested by the Company in the Transaction and indirect expenses arising from the Transaction.

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

From March 2017 until July 2020, our American Depositary Shares, or ADSs, were listed on the Nasdaq Capital Market, or Nasdaq under the symbol “TRPX”. On July 2, 2020, our ADSs were suspended from Nasdaq due to our failure to meet the shareholders equity requirements of Nasdaq. On September 21, 2020, our ADSs were officially delisted from Nasdaq. Thereafter, our ADS program was terminated following the ADS Exchange, and our Ordinary Shares, were quoted on the OTC Markets. On December 21, 2021, our Ordinary Shares were re-listed on the Nasdaq and began trading under the symbol “SPRC”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are traded on the Nasdaq under the symbol “SPRC”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2(d) to this annual report on Form 20-F and is incorporated by reference into this Annual Report.

C.	Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, or “Item 7.A. Major Shareholders” above.

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

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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

The terms of the Innovation Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel is subject to the prior approval of the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required). It should be noted that the terms of the Innovation Law do not restrict the export of products that incorporate the funded technology. Under the regulations of the Innovation Law, assuming we receive approval from the IIA to manufacture our IIA-funded products outside Israel, our liability to the IIA may be increased depending upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the IIA as a Percentage of Grant
Up to 50%	120%
between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. A company requesting funds from the IIA also has the option of declaring in its IIA grant application its intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval under the same manufacturing scope indicated at the application. On January 6, 2011, the Innovation Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of the IIA. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants and our aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration taking into account a depreciation mechanism, and less royalties already paid to the IIA. According to regulations promulgated under the Innovation Law, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed six times the amount of the grants received plus interest, with a possibility to reduce such payment to up to three times the amount of the grants received plus interest if the grant recipient undertakes to continue the research and development activity in Israel for a period of three years after the transfer of knowhow, and maintain at least 75% of the research and development employees the company had for the six months before the know-how was transferred, subject to additional conditions specified in the regulations.

Transfer of know-how to an Israeli entity is subject to the IIA approval and to an undertaking of the recipient Israeli entity to undertake all the transferor’s obligations to the IIA and to comply with the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Innovation Law and related regulations.

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

Our research and development efforts have been financed, partially, through grants that we have received from the IIA. We therefore must comply with the requirements of the Innovation Law and related regulations. Our total outstanding obligation to the IIA, respectively, including the interest accrued through December 31, 2021, amounts to approximately $1.2 million.

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

Real Gain accrued by individuals on the sale of our Ordinary Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control” including, among other things, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2021).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income– 23% for corporations in 2021 and a marginal tax rate of up to 47% in 2021 for individuals, unless the benefiting provisions of an applicable tax treaty applies.

Capital Gains Taxes is Applicable also to Non-Israeli Resident Shareholders. A non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares in an Israeli resident company may be exempt from Israeli capital gain tax so long as the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on a recognized stock exchange, outside of Israel (such as Nasdaq) (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) with respect to securities listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporation will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly and indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the United States-Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment of the shareholder which is maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident, if an individual, was present in Israel for a period or periods of 183 days or more in the aggregate during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the Real Gain at the rate of 25%.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below). Capital gain is also reportable on the annual income tax return.

Dividends

A distribution of dividends from income, to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder (as defined above in this section) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, generally, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel (although, if such dividends are subsequently distributed to individuals, the aforesaid will apply).

Non-Israeli residents (whether individuals or a corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). With respect to a person who is a Controlling Shareholder at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%, unless a reduced tax rate is provided under an applicable tax treaty, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 647,640 for 2021, which amount is linked to the annual changes to the Israeli Consumer Price Index), including, but not limited to income derived from dividends, interest and capital gains.

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

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA of 2017), and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Ordinary Shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on our Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on our Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

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

Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of our Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of our Ordinary Shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of our Ordinary Shares is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of our Ordinary Shares is subject to limitations. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Ordinary Shares by certain U.S. Holders who meet certain income thresholds.

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

We believe that we would most likely be deemed a PFIC for 2021. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares.

U.S. Holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

Subject to certain adjustments under the PFIC rules, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or gain from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met. Any dividend income or gain described in clause (1) above will be subject to U.S. federal income tax on a net income tax basis in the same manner as a U.S. Holder and, with respect to corporate holders, a branch profits tax imposed at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) may also apply to its effectively connected earnings and profits (subject to adjustments). Any dividend income or gain described in clause (2) above that is not effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the U.S. generally will be subject to 30% withholding tax (or such lower rate as may be specified by an applicable income tax treaty) net of certain U.S. source capital losses.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Ordinary Shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

We maintain a corporate website at http://www.scisparc.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this Annual Report. We have included these website addresses in this Annual Report solely as inactive textual references.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/U.S. dollar currency exchange rates. As of December 31, 2021, the vast majority of our liquid assets are held in U.S. dollars, and the majority of our expenses is denominated in U.S. dollars. Changes of both 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase our loss for 2021 by less than 1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Beginning October 1, 2018, our functional currency is the U.S. dollar.

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

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 17, 2020, the Company convened a special general meeting of its shareholders, whereby the shareholders approved, inter alia, (i) an increase to the Company’s share capital from 500,000,000 Ordinary Shares to 750,000,000 Ordinary Shares; and (ii) a reverse split of the Company’s share capital up to a ratio of 20:1, or the Reverse Split. On October 1, 2020, the Company’s Board resolved that the final ratio for the Reverse Split will be 20:1, which went effective on October 16, 2020. Concurrently with the Reverse Split, a change to the ratio of its ADSs to its ordinary shares was effective pursuant to which each ADS representing 40 Ordinary Shares changed to each ADS representing 140 Ordinary Shares.

On October 16, 2020, the Company convened a special general meeting of its shareholders, whereby the shareholders approved an increase to the Company’s share capital from 750,000,000 Ordinary Shares to 1,800,000,000 Ordinary Shares.

 On March 2, 2021, the Company convened a special general meeting of its shareholders, whereby the shareholders approved to eliminate the par value of the Ordinary Shares and an increase to the Company’s share capital from 1,800,000,000 Ordinary Shares to 3,600,000,000 ordinary shares.

On July 19, 2021, the Company’s Board resolved that the final ratio for the Reverse Split will be 140:1, which went effective on August 9, 2021. Concurrently with the Reverse Split, a change to the ratio of our ADSs to our Ordinary Shares was effective pursuant to which each ADS representing 140 ordinary shares changed to each ADS representing 1 Ordinary Share. On August 26, 2021, our ADS program was terminated and all of our ADSs were mandatorily cancelled and subsequently were exchanged for Ordinary Shares at a one-for-one ratio.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as at December 31, 2021. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of our audit committee are “independent,” as such term is defined under Nasdaq rules. In addition, our Board of Directors has determined that Amnon Ben Shay is an audit committee financial expert, as defined under the rules under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Ethics and Conduct is posted on our website at http://www.scisparc.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics and Conductor grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer (a member of EY Global), served as our principal independent registered public accounting firm for each of the two years ended December 31, 2020 and 2021. Kost Forer Gabbay & Kasierer (a member of EY Global) has served as our principal independent registered public accounting firm since 2009.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020	2021
Audit fees(1)	$115,000	$120,000
Audit-related fees(2)	79,000	22,500
Tax fees(3)	$12,000	$-
All other fees	-	-
Total	$206,000	$142,500

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements.

(2)	Includes professional services rendered in connection with the fees relating to our public equity offerings and related filings.

(3)	Includes ongoing tax consultation.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

We rely on this “foreign private issuer exemption” with respect to the following items:

●	Quorum. While the Nasdaq rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders holding at least 15% of the voting rights present in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.
●	Executive Sessions. The Nasdaq rules require that independent directors of a Nasdaq listed company must meet regularly in executive session (without members of management present), and such executive sessions should occur at least twice a year. In this regard we have elected to adopt the practices of our home country, Israel, which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.
●	Nomination of our directors. Nasdaq rules require director nominations of a Nasdaq listed company to be made or recommended solely by independent directors and the director nominations process be addressed by a formal written charter or board resolution. We follow the requirements of Israeli law, which does not require us to have a formal written charter addressing the director nominations process. The nominations for directors, which are presented to shareholders by a board of directors, are generally made by the board of directors itself, in accordance with the provisions of the Companies Law. Nominations need not be made by a nominating committee of a board of directors consisting solely of independent directors or by a vote consisting solely of our independent directors in order to determine which persons shall be nominated for election by our shareholders.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other corporate governance rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished
1.1	Amended and Restated Articles of Association of SciSparc Ltd.					*
2.1	Form of Representative’s Warrant	F-1	333-214458	1.1	March 20, 2017
2.2	Description of Securities					*
2.4	Form of Warrant, pursuant to Securities Purchase Agreement, dated March 19, 2020	6-K	001-38041	99.4	March 23, 2020
2.5	Warrant, pursuant to Share Transfer Agreement, dated May 15, 2020	6-K	001-38041	99.3	May 19, 2020
2.6	Form of Warrant	6-K	001-38041	4.2	November 24, 2020
2.7	Form of Pre-Funded Warrant	6-K	001-38041	99.4	March 2, 2021
2.8	Form of Series A Warrant	6-K	001-38041	99.5	March 2, 2021
2.9	Form of Series B Warrant	6-K	001-38041	99.6	March 2, 2021
4.1	Form of Indemnification Agreement	20-F	001-38041	4.12	May 1, 2017
4.2	Form of Exculpation Agreement	20-F	001-38041	4.5	March 30, 2021
4.3	Compensation Policy for Executive Officers and Directors					*
4.4†	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	F-1	333-214458	10.1	December 6, 2016
4.5††	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.	20-F	001-38041	4.2	July 29, 2019
4.6	Israeli Share Option Plan (2015)	F-1	333-214458	10.5	November 4, 2016
4.7	First Amendment to License Agreement dated as of August 19, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.8	June 15, 2020
4.8	Third Amendment to License Agreement dated as of July 14, 2019, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.9	June 15, 2020
4.9	Share Transfer Agreement, by and among Capital Point Ltd., Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.1	May 19, 2020
4.10	Asset Purchase Agreement, by and between Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.2	May 19, 2020
4.11	Warrant Agent Agreement, dated November 23, 2020	6-K	001-38041	4.1	November 24, 2020
4.12	Form of Securities Purchase Agreement	6-K	001-38041	4.6	November 24, 2020
4.13	Form of Securities Purchase Agreement, dated March 1, 2021	6-K	001-38041	99.2	March 2, 2021
4.14	Placement Agency Agreement	6-K	001-38041	99.3	March 2, 2021
8.1	List of Subsidiaries	20-F	001-38041	8.1	June 15, 2020
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 .					*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350.					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for the Registrant.					*

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Furnished herewith.

†	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

††	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to SciSparc Ltd. if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SCISPARC LTD.

By:	/s/ Oz Adler
Oz Adler
Chief Executive Officer

Date April 28, 2022

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SCISPARC LTD. (formerly known as THERAPIX BIOSCIENCES LTD.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

Liquidity and Capital Resources

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses, and has not yet started recognizing revenues from sales and its operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group will be able to completely finance its operations by generating revenue from its products. In addition, as of April 28, 2022, the Group has raised the necessary funding in order to continue its activity in the foreseeable future.

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

How We Addressed the Matter in Our Audit	Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures to evaluate the significant judgments made by management included, among others, inquiries with management, testing the reasonableness of the total liquid assets at December 31, 2021, testing the reasonableness of the forecasted operating expenses compared to historic amounts and the underlying management assumptions, reconsidering certain prior management forecasted amounts to evaluate whether those forecasted amounts approximated the ultimate actual results. This was performed in consideration of management’s ability to put forth reasonable estimates and evaluating the adequacy of the Company’s disclosure of these circumstances in the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER	Tel Aviv, Israel
KOST FORER GABBAY & KASIERER	April 28, 2022

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2021	2020
	Note	USD in thousands
ASSETS

CURRENT ASSETS:
Cash	6	$6,875	$1,946
Restricted deposit		45	10
Other accounts receivable	7	2,904	594

		9,824	2,550

NON-CURRENT ASSETS:

Property and equipment, net	10	92	11

		92	11

		$9,916	$2,561

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2021	2020
	Note	USD in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	11	$1,199	$556
Other accounts payable	12	154	34
Short-term loan		-	188
Warrants	17e	359	353
Lease liability		45	-

		1,757	1,131

NON-CURRENT LIABILITIES:
Lease liability		18	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	17
Share capital and premium		58,541	49,040
Reserve from share-based payment transactions	18	4,331	4,315
Warrants	17e	5,190	2,207
Foreign currency translation reserve	2e	497	497
Transactions with non-controlling interests		559	559
Accumulated deficit		(60,977)	(55,188)

Total equity		8,141	1,430

Total liabilities and equity		$9,916	$2,561

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2021	2020	2019
	Note	USD in thousands (except per share data)
Research and development expenses	19a	$1,990	$649	$1,639

General and administrative expenses	19b	3,778	1,902	2,469

Other expenses	19c	-	742	-

Operating loss		5,768	3,293	4,108

Finance income	19d	-	(630)	(305)

Finance expenses	19e	21	872	676

Loss continuing operations		5,789	3,535	4,479

Loss from discontinued operations, net	5	-	-	207

Total comprehensive loss		5,789	3,535	4,686

Attributable to:
Equity holders of the Company (continuing operations)		5,789	3,482	4,479
Equity holders of the Company (discontinued operations)		-	-	315
Non-controlling interests		-	(53)	(108)

		5,789	3,535	4,686

Basic loss per ordinary share attributable to equity holders of the Company:	20
Loss from continuing operations		2.83	0.10	0.60
Loss from discontinued operations		-	-	0.04

		2.83	0.10	0.64

Diluted loss per ordinary share attributable to equity holders of the Company:	20
Loss from continuing operations		2.83	0.11	0.60
Loss from discontinued operations		-	-	0.04

		2.83	0.11	0.64

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2019	41,930	4,409	-	261	497	(46,912)	185	(108)	77

Loss	-	-	-	-	-	(4,794)	(4,794)	108	(4,686)
Issue of share capital, net of issue expenses (1)	2,099	-	-	-	-	-	2,099	-	2,099
Conversion of convertible debentures (Note 13b)	1,507	-	-	-	-	-	1,507	-	1,507
Registration of the resale of warrants (Note 17e)	-	-	464	-	-	-	464	-	464
Expiration of share options	100	(100)	-	-	-	-	-	-	-
Cost of share-based payment	-	553	-	-	-	-	553	-	553

Balance at December 31, 2019	$45,636	$4,862	$464	$261	$497	$(51,706)	$14	$-	$14

Income (loss)	-	-	-	-	-	(3,482)	(3,482)	(53)	(3,535)
Warrants reclassification			(464)				(464)		(464)
Issue of share capital, net of issue expenses (2)	2,763	-	2,207	-	-	-	4,970	-	4,970
Conversion of convertible debentures (Note 13b)	3	-	-	-	-	-	3	-	3
Non-controlling interests	-	-	-	298	-	-	298	53	351
Expiration of share options	638	(638)	-	-	-	-	-	-	-
Cost of share-based payment	-	91	-	-	-	-	91	-	91

Balance at December 31, 2020	$49,040	4,315	2,207	559	497	(55,188)	1,430	-	1,430

Income (loss)	-	-	-	-	-	(5,789)	(5,789)	-	(5,789)
Exercise of warrants (4)	6,110	-	(1,352)	-	-	-	4,758	-	4,758
Issue of share capital, net of issue expenses (3)	3,364	-	4,335	-	-	-	7,699	-	7,699
Expiration of share options	27	(27)	-	-	-	-	-	-	-
Cost of share-based payment	-	43	-	-	-	-	43	-	43
Balance at December 31, 2021	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

(1)	Net of issue expenses of $469
(2)	Net of issue expenses of $784
(3)	Net of issue expenses of $449
(4)	Net of issue expenses of $358

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2021	2020	2019
	USD in thousands
Cash flows from operating activities:

Loss	$(5,789)	$(3,535)	$(4,686)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	33	164	179
Loss from sale of equipment	-	-	1,223
Cost of share-based payment	43	91	553
Finance expenses (income), net	9	(476)	156
Impairment of investment in associate	-	795	-

	85	574	2,111

Working capital adjustments:

Decrease (increase) in other accounts receivable	170	(519)	329
Increase (decrease) in trade payables	353	(752)	(840)
Increase (decrease) in other accounts payable	120	(75)	(736)
Increase (decrease) in related parties	-	-	(874)

	643	(1,346)	(2,121)

Net cash used in operating activities	$(5,061)	$(4,307)	$(4,696)

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2021	2020	2019
	USD in thousands
Cash flows from investing activities:

Investment (withdrawal) in restricted bank deposits	$(35)	$24	$(1)
Purchase of property and equipment	(35)	-	(1)
Proceeds from sale of property and equipment	-	-	724
Proceeds from convertible loans	-	-	546

Net cash provided by (used in) investing activities	(70)	24	1,268

Cash flows from financing activities:

Proceeds from issue of share capital (net of issuance expenses)	7,699	2,650	2,216
Exercise of warrants (a)	2,568	2,376	682
Payment of issuance expenses related to previous period	-	116	(30)
Interest paid on lease liability	-	(7)	(17)
Repayment of lease liability	(19)	(26)	(47)
Repayment of short-term credit	(188)	(1,410)	-
Receipt of short-term credit from others, net	-	1,660	-

Net cash provided by financing activities	10,060	5,359	2,804

Exchange rate differences on cash in foreign currency	-	-	9

Increase (decrease) in cash	4,929	1,076	(615)
Cash at the beginning of the period	1,946	870	1,485

Cash at the end of the period	$6,875	$1,946	$870

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2021	2020	2019
	USD in thousands
(a) Significant non-cash transactions:

Conversion of debentures into share capital	-	-	1,507

Right-of-use asset recognized with corresponding lease liability	78	-	-

Registration of warrants	2,480	-	464

Unpaid issue expenses	$290	$-	$116

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time (the “Group”) were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, obstructive sleep apnea, pain, Autism Spectrum Disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

On January 24, 2021 the Company changed its name from Therapix Biosciences Ltd. to SciSparc Ltd.

The Company was previously a dual-listed company, whereby it listed (a) its ordinary shares, no par value each (“ordinary shares”), on the Tel-Aviv Stock Exchange (“TASE”) from December 26, 2005 until its delisting on August 7, 2018, and (b) its American Depository Shares (“ADSs”) on the Nasdaq Capital Market (“Nasdaq”) following its initial public offering (“IPO”) on March 27, 2017, at which time it raised $13,700, until its suspension from listing, and subsequent delisting, from Nasdaq on July 2, 2020 and September 21, 2020, respectively. Following the delisting of the ADSs from Nasdaq, the Company’s ADSs were listed on the Pink Sheets and then subsequently upgraded to the OTCQB on December 8, 2020. On August 26, 2021, the Company’s ADSs were mandatorily cancelled and were exchanged for ordinary shares at a one-for-one ratio. On December 22, 2021, the Company’s ordinary shares were re-listed on Nasdaq and began trading under the symbol “SPRC”.

As of December 31, 2021, the Company had two subsidiaries, both of which are companies incorporated under the laws of Israel: (1) Brain Bright Ltd. (“Brain Bright”); and (2) Evero Health Ltd. (“Evero” and together with Brain Bright, the “Subsidiaries”).

Both of the Subsidiaries are private companies and as of the date of these financial statements Brain Bright is an inactive company with no assets or liabilities.

On October 3, 2018 (the “Acquisition Date”), the Company obtained control over Therapix Healthcare Resources Inc. (“THR”), a Delaware corporation, which was established on July 31, 2018, by acquiring 82.36% of THR’s equity through the conversion of a convertible loan.

On June 27, 2019, following the finalization of THR’s dissolution, completed by submitting all documents required by law (“THR’s Dissolution”), the Company deconsolidated THR (see Note 5).

The consolidated financial statements of the Company for the year ended December 31, 2021, were approved on April 26, 2022 and signed on April 28, 2022 (the “Approval Date”).

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

c.	The Group incurred operating losses since its incorporation and expects to continue to incur operating losses for the foreseeable future. As of December 31, 2021, the Group had an accumulated deficit of approximately $60,977 as a result of recurring operating losses.

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

As of the Approval Date, the Company had $5,345 in cash. The Company anticipates that its cash as of December 31, 2021, will provide sufficient liquidity for more than a twelve-month period from April 29, 2022. The actual amount of cash that the Company will need to operate is subject to many factors, including, but not limited to, the timing, design and conduct of clinical trials for its drug candidates. The Company is dependent upon significant future financing to provide the cash necessary to execute its current operations, including the commercialization of any of its drug candidates.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

p.	Share-based payment transactions:

The Company’s employees and other service providers may receive remuneration in the form of share-based payments (“Equity-settled transactions”).

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

q.	Earnings (loss) per share:

Earnings (loss) per share are calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period.

Basic loss per ordinary share includes only ordinary shares that were outstanding during the period.

Potential ordinary shares are included in the computation of diluted loss per ordinary share when their conversion increases loss per ordinary share from continuing operations.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	Amendment to IAS 16, “Property, Plant and Equipment”:

In May 2020, the IASB issued an amendment to IAS 16, “Property, Plant and Equipment” (“the Amendment”). The Amendment prohibits a company from deducting from the cost of property, plant and equipment (“PP&E”) consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Amendment is to be applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the Amendment. The company should recognize the cumulative effect of initially applying the Amendment as an adjustment to the opening balance of retained earnings at the beginning of the earliest period presented.

The Company estimates that the application of the Amendment is not expected to have a material impact on the financial statements.

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

b.	Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”:

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous (“the Amendment”). According to the Amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

The Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. Early application is permitted.

The Company estimates that the application of the Amendment is not expected to have a material impact on the financial statements.

c.	Annual improvements to IFRSs 2018-2020:

In May 2020, the IASB issued certain amendments in the context of the Annual Improvements to IFRSs 2018-2020 Cycle. The main amendment is to IFRS 9, “Financial Instruments” (“the Amendment”). The Amendment clarifies which fees a company should include in the “10% test” described in paragraph B3.3.6 of IFRS 9 when assessing whether the terms of a debt instrument that has been modified or exchanged are substantially different from the terms of the original debt instrument.

The Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Amendment is to be applied to debt instruments that are modified or exchanged commencing from the year in which the Amendment is first applied.

d.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current.

The Amendment includes the following clarifications:

●	What is meant by a right to defer settlement;
●	That a right to defer must exist at the end of the reporting period;
●	That classification is unaffected by the likelihood that an entity will exercise its deferral right;
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively. Early application is permitted

The Company is evaluating the possible impact of the Amendment on its current loan agreements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

e.	Amendments to IFRS 3, “Business Combinations”:

In May 2020, the IASB issued “Amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework,” which are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements with a reference to the Conceptual Framework for Financial Reporting, that was issued in March 2018, without significantly changing its requirements.

The IASB added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies,” if incurred separately

According to the exception, liabilities and contingent liabilities within the scope of IAS 37 or IFRIC 21 will be recognized on the acquisition date according to the criteria in IAS 37 or IFRIC 21 and not according to the Conceptual Framework.

The Amendments also clarify that contingent assets do not qualify for recognition at the acquisition date.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.

f.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB issued an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (“the Amendment”), in which it introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

The Company is evaluating the effects of the Amendment on its financial statements.

g.	Amendment to IAS 12, “Income Taxes”:

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (“the Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 5:-	DISCONTINUED OPERATIONS:

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 5:-	DISCONTINUED OPERATIONS: (CONT.)

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

NOTE 6:-	CASH

	December 31,
	2021	2020
Cash for immediate withdrawal - in USD	$6,590	$1,878
Cash for immediate withdrawal - in NIS	285	68

	$6,875	$1,946

NOTE 7:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2021	2020
Government authorities	$52	$103
Other receivables	2,504	183
Prepaid expenses	348	308

	$2,904	$594

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 8:-	INVESTMENT IN ASSOCIATES AND INVESTMENTS IN INVESTEES

a.	Sale of Orimmune Bio Ltd. and the Termination of the Hadasit License Agreement:

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

On December 13, 2018, an additional amendment to the Transfer Agreement was signed (the “Second Amendment”) between the parties, under which it was acknowledged that the Company’s termination of the License agreement with Hadasit was due to Orimmune’s (and the Buyer’s) decision not to enter into a subsequent license agreement with Hadasit. Under that Second Amendment, it was agreed that Orimmune (and the Buyer) will be assigned certain rights in IP related to the licensed technology owned by the Company subject to certain conditions precedent which were still not met as of December 31, 2021. As of the Approval Date, the Company received the approval of the IIA to complete the assignment and the Company is acting to complete the transaction.

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

As part of the Joint Venture Transaction, the Company transferred to Evero its SCI-110 sleep technology, to be fully owned by Evero, under the terms and conditions of an asset purchase agreement. In addition, the Company issued to Capital Point a warrant (the “Capital Point Warrant”) to purchase $340 of ordinary shares of the Company. Pursuant to the terms of the Capital Point Warrant, the exercise price per ordinary share is equal to the closing price of the Company’s ordinary shares on the trading day on which the notice of exercise was actually received by the Company and shall be paid by transferring to the Company a duly executed share transfer deed for 9,577 ordinary shares of Evero. The Capital Point Warrant is exercisable for twelve months starting from May 15, 2021, until May 15, 2022.

On November 29, 2020, the shareholders of Coeruleus approved an investment from its shareholders of approximately $30. The Company did not participate in this investment in Coeruleus and therefore, as of the completion of such financing, the Company held less than 1% of the issued and outstanding shares of Coeruleus.

NOTE 9:-	LEASES

On July 10, 2017, effective August 1, 2017, the Company entered into a three-year lease agreement with a third party (the “Period”) for an area of approximately 205 square meters for the Company’s offices in the district of Tel Aviv (the City of Givatayim), Israel. The yearly lease fee was set at approximately $65, linked to the NIS. The lease expired on July 31, 2020. The Company did not exercise its option to extend the Period until July 31, 2023.

On September 1, 2020, the Company entered into a one-year lease agreement (“the 2020 Lease”) with a third party for an area of approximately 100 square meters for the Company’s offices in the district of Tel Aviv, Israel. The yearly lease fee was set at approximately $44, linked to the NIS. The lease expired on August 31, 2021. The Company did not exercise its option to extend the lease until August 31, 2026.

On July 1, 2021, the Company entered into a two-year joint lease agreement (“the 2021 Lease”) with a third party and for a total area of approximately 240 square meters, whereby the Company occupies approximately 120 square meters for the Company’s offices, in the district of Tel Aviv, Israel. The Company and the third party have an option to extend for an additional three-year term. The yearly lease fee was set at approximately $40, linked to the NIS.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Assets owned and used by the Company					Right-of- use assets
	Computers	Lab equipment	Office furniture and equipment	Leasehold improvements	Motor vehicles	Leasehold office	Total
Cost:
Balance at January 1, 2021	$20	$12	$23	$-	$-	$-	$55
New leases	-	-	-	-	-	78	78
Purchases	6	-	29	-	-	-	35
Disposals	(19)	(12)	(23)	-	-	-	(54)

Balance at December 31, 2021	7	-	29	-	-	78	114

Accumulated depreciation:
Balance at January 1, 2021	19	12	13	-	-	-	44
Depreciation of leases	-	-	-	-	-	20	20
Depreciation	1	-	11	-	-	-	12
Disposals	(19)	(12)	(23)	-	-	-	(54)

Balance at December 31, 2021	1	-	1	-	-	20	22

Depreciated cost at December 31, 2021	6	-	28	-	-	58	92

Balance at January 1, 2020	$20	$12	$23	$29	$-	$193	$277
Termination of leases	-	-	-	-	-	(193)	(193)
Disposals	-	-	-	(29)	-	-	(29)

Balance at December 31, 2020	20	12	23	-	-	-	55

Accumulated depreciation:
Balance at January 1, 2020	15	12	11	7		57	102
Termination of leases	-	-	-	-	-	(57)	(57)
Depreciation	4	-	2	2		-	7
Disposals	-	-	-	(9)	-	-	(9)

Balance at December 31, 2020	19	12	13	-	-	-	44

Depreciated cost at December 31, 2020	1	-	10	-	-	-	11

Depreciation expenses for the years ended December 31, 2021 and 2020 amounted to $32 and $7, respectively.

NOTE 11:-	TRADE PAYABLES

	December 31,
	2021	2020
Accrued expenses	$758	$279
Open debts	441	277

	$1,199	$556

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 12:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2021	2020
Employees and payroll accruals	$45	$20
Accrued vacation	38	14
Other payables	71	-

	$154	$34

NOTE 13:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments” (“IFRS 9”):

	December 31,
	2021	2020
Financial assets:
Cash and restricted deposits	$6,920	$1,956
Government authorities	52	103
Other receivables	2,504	183

Total financial assets at amortized cost	9,476	2,242

Financial liabilities:

Current financial liabilities carried at amortized cost	-	188
Credit from others, including short-term lease liability	45	-
Warrants liability	359	353
Lease liability	18	-

Total financial and lease liabilities	$422	$541

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Convertible Debentures:

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

The first tranche of $1,500 of the Convertible Debentures was issued on November 26, 2018. In addition, $78 was deducted due to issue expenses, and Yorkville received 131 ordinary shares of the Company in return to additional commitment fees (valued at $75). Also, an additional fee of $10 was deducted from the $1,500 due to payments to Yorkville’s legal counsels. Two additional tranches of $500 each of the Convertible Debentures shall be purchased by Yorkville conditional on the passage of time and/or certain triggering events as disclosed in the Securities Purchase Agreement. If the Company will not comply with the triggering events mentioned, the Company will be deemed to be in default pursuant to the terms, and inter alia, the interest on the Convertible Debentures will accrue up to a rate of 15% per annum. The Company shall pay Yorkville additional commitment fees upon issuance of each such tranche, to be paid at the Company’s option in cash or shares of the Company. From and after the date of issuance of the Convertible Debentures, the outstanding principal, together with accrued and unpaid interest, will be convertible, at the option of Yorkville, into the Company’s ordinary shares at the lower of $7.00 or 95% of the lowest daily volume-weighted average price (“VWAP”) during the five consecutive trading days immediately preceding the conversion date.

On March 28, 2019, as part of a financing round (see Note 17e.1), Yorkville agreed to invest $250 by converting $250 of the principal outstanding amount ($1,500) under the Convertible Debentures. As a result of the conversion, the Company issued to Yorkville 1,020 ordinary shares. In addition, as part of the financing round above-mentioned, the Company issued to Yorkville a warrant to purchase up to 765 ordinary shares.

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

IFRS 9 and IAS 32 also determine that a derivative which may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments, will be defined as a financial liability, measured and presented at fair value each period. Accordingly, and as mentioned in the Securities Purchase Agreement, in the event of conversion, the number of shares to be issued is unknown (not fixed). Therefore, according to the definition mentioned above, the conversion component is classified as a financial liability that will be measured at fair value, through profit or loss, as of the Issuance Date and on any following financial reporting date (accordingly, issue expenses related to the derivative will be recorded through profit or loss). The remainder of the consideration will be attributed to the debt component and no consideration will be left to attribute to the equity instrument (issuance of 131 ordinary shares mentioned above).

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

Hereinafter are the ranges of the parameters used:

The price of the ordinary shares of the valuation date ($)	164.5-238
The exercise price of the option (*) ($)	490
The expected volatility of the price of the ordinary shares (%)	79.2-116.1
The risk-free interest rate for the option contractual term (%)	1.97-2.52
The expected dividends over the option’s expected term (%)	0
Maturity date	November 23, 2019

(*)	The lower of $490.00 or 95% of the lowest daily VWAP during the five consecutive trading days immediately preceding the conversion date.

Hereinafter is the reconciliation of the fair value measurements (the conversion component of the Convertible Debentures) that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at December 31, 2018	$277
Net change in fair value of the conversion component designated at fair value through profit or loss	(82)
Conversion of the proportional part out of the conversion component	(195)

Balance at December 31, 2019	$-

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	FINANCIAL INSTRUMENTS (CONT.)

c.	Bridge Loan

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

On March 19, 2020, the Company entered into a securities purchase agreement with Dekel Pharmaceutical Ltd. (“Dekel”) pursuant to which Dekel agreed to invest in the Company through a private placement transaction (the “Private Placement”). At the time of the Private Placement, Dekel was considered as a related party to the Company; however, it is no longer a related party to the Company. In connection with the Private Placement, Dekel received convertible promissory notes (the “Notes”), with an aggregate original principal amount of approximately $350, at an aggregate purchase price of $315 to be paid in several tranches spread across a twelve-month period. In addition, the Company issued a warrant to purchase up to 314,285 ordinary shares of the Company (the “Private Placement Warrant”) and 40,000 ordinary shares. The initial tranche of the Private Placement was for a principal amount of $220 at a purchase price of $198. The Notes are unsecured, have a maturity date of March 23, 2021, bear interest at a rate of 12% per annum, and may be converted, at the election of the holder, into ordinary shares at an initial conversion price of $0.35 per ordinary share (the “Fixed Conversion Price”), subject to adjustments. After the six-month anniversary of the issuance of the Notes, the conversion price shall be equal to the lower of the Fixed Conversion Price or 70% of the lowest trading price of the ordinary shares as reported on Nasdaq or any exchange upon which the ordinary shares of the Company are traded at such time, for the 20 prior trading days including the day upon which a notice of conversion is received by the Company or its transfer agent. The Private Placement Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five-year anniversary of the date of issuance, at an initial exercise price of $0.35 per ordinary share, subject to adjustment. On November 8, 2020, the Notes were terminated and the initial tranche was fully repaid by the Company.

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

Economic methodology:

The warrants’ fair value was calculated using the Black–Scholes OPM, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2021	December 31, 2020	March 23, 2020
Dividend yield (%)	0	0	0
Expected volatility (%)	148	132	122.01
Risk-free interest rate (%)	0.87	0.38	0.38
Underlying Share Price ($)	6.23	3.625	0.43
Exercise price ($)	24.50	24.50	24.50
Warrants fair value ($)	4.15	0.32	0.36

f.	Financial risk factors:

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

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2021, the Company expects to settle all of its financial liabilities in less than one year.

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

	Year ended December 31,
	2021	2020	2019
Expenses in respect of defined contribution plans	$98	$52	$50

NOTE 15:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli statutory corporate tax rate and real capital gains tax rate were 23% in 2021, 2020, and 2019.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2014 tax year.

In addition, as of December 31, 2021, through the date of THR’s Dissolution, it met all reporting obligations.

c.	Carryforward tax losses and other temporary differences:

The Company has accumulated tax losses since its inception.

As of December 31, 2021, the Company’s net carryforward tax losses are estimated to grow to approximately $53,000.

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

c.	Investigator-initiated study contract with Hannover Medical School:

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

On August 13, 2018, the Company entered into an agreement with MHH to conduct a clinical investigation and laboratory services for a randomized, double-blind, placebo-controlled proof of concept study to evaluate the safety, tolerability and efficacy of daily oral SCI-110 in treating adults with Tourette syndrome, which agreement was subsequently updated on December 2, 2021, in an estimated amount of $1,385.

d.	All litigations and claims that were attributed to THR were settled or terminated prior to or following THR’s Dissolution (see Note 4). As of December 31, 2021, there are no pending litigations or claims against the Company, which according to the best knowledge and estimations of the Company’s management, require a provision as such.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 16:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

e.

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

On August 6, 2020, L.I.A. Pure Capital Ltd. (“Pure Capital”) filed with the Court a demand, requesting an order to have the results of the Company’s annual general meeting held on August 4, 2020 declared invalid, mainly due to the Company’s reliance on discretionary voting of the depositary bank for the Company’s then outstanding ADSs. The Court asked for the Company and directors’ response by no later than August 13, 2020, which was subsequently extended.

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

On December 15, 2020, Mr. Lior Amit tendered his resignation from the Board and on March 13, 2022, Mr. Moshe Revach tendered his resignation from the Board.

NOTE 17:-	EQUITY

a.	Composition of share capital:

	December 31, 2021		December 31, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares	25,714,285	3,091,740	12,857,143	1,036,774

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

a.	Composition of share capital: (Cont.)

Reverse Share Splits

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

On March 2, 2021, the Company convened a special general meeting of its shareholders, whereby the shareholders approved to eliminate the par value of the ordinary shares and an increase to the Company’s share capital from 1,800,000,000 ordinary shares to 3,600,000,000 ordinary shares.

 On July 19, 2021, the Company’s Board resolved that the final ratio for the Second Reverse Split will be 140:1, which went effective on August 9, 2021. Concurrently with the Second Reverse Split, a change to the ratio of its ADSs to its Ordinary Shares was effective pursuant to which each ADS representing 140 ordinary shares changed to each ADS representing 1 ordinary share.

Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2021	1,036,774

Issuance of shares to a consultant	6,000

Issuance of share capital – March 2021 Financing Round (Note 19g)	916,316

Exercise of November 2020 warrants (Note 17e)	1,004,494

Exercise of pre-funded warrants	118,156

Exercise of March 2021 Series A warrants (Note 17g)	10,000

Balance at December 31, 2021	3,091,740

c.	Rights attached to shares:

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

On March 28, 2019, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) with institutional investors to purchase (i) 9,184 of the Company’s ordinary shares, at a purchase price of $245 per ordinary share, in a registered direct offering (the “Registered Direct Offering”); and (ii) warrants to purchase up to 6,888 ordinary shares, with an initial exercise price of $245 per ordinary share (the “Warrants”), in a concurrent private placement (the “March 2019 Financing Round” and, together with the Registered Direct Offering, the “Offerings”). The March 2019 Financing Round included an investment from Yorkville that was made by converting $250 of the principal outstanding amount under the Convertible Debentures (see Note 13b).

The total gross proceeds to the Company from the Offerings were $2,000, not including the conversion above mentioned by Yorkville and net of issue expenses in the total amount of $356, out of which $248 were attributed to the Registered Direct Offering and the additional $108 were attributed to the Warrants. The closing of the sale of the ordinary shares and Warrants occurred on April 1, 2019.

The ordinary shares issued under the Registered Direct Offering were issued pursuant to a prospectus supplement dated as of March 28, 2019, which was filed with the SEC in connection with a takedown from the Company’s shelf registration statement on Form F-3, which became effective on July 20, 2018.

The Warrants which were issued in the March 2019 Financing Round, along with the ordinary shares issuable upon their exercise, were offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

The Warrants were immediately exercisable upon issuance for a period of three years, at an exercise price of $245 per ordinary share. In addition, the Warrants have a cashless exercise mechanism (the “Cashless Mechanism”), which provides that if at any time after the six months anniversary of their issuance there is no effective registration statement, or no current prospectus available for the resale of the ordinary shares underlying the Warrants by the holder, then these Warrants may also be exercised, in whole or in part, at such time by means of a “cashless exercise”.

On August 22, 2019, the Company registered the resale of 6,566 ordinary shares underlying the Warrants. As of the Approval Date, none of the Warrants were exercised.

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

Valuation of Warrants:

Since the Warrants have a Cashless Mechanism, there is no certainty, at the time of signing the Purchase Agreement, regarding the number of ordinary shares that will be issued, meaning the Warrants are defined as a financial liability, and therefore, will be calculated and presented in fair value, upon the Issuance Date and at each reporting date that follows, unless the ordinary shares underlying the Warrants will be registered for resale and as a result the Cashless Mechanism will be cancelled and accordingly the Company will have to classify the Warrants as equity.

Valuation of shares:

The Company’s ordinary shares are an equity instrument which will set as the residual value of the proceeds, less the fair value of the Warrants.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The Warrants fair value was calculated using the Black-Scholes OPM with the following assumptions:

	December 31, 2021	August 22, 2019	March 28, 2019
Dividend yield (%)	0	0	0
Expected volatility (%)	112.96	84.97	70.12
Risk-free interest rate (%)	0.5	1.48	2.18
Expected life of Warrants (years)	0.24	2.58	3

Warrants fair value ($)	0.00	1.01	1.41

As above-mentioned, on August 22, 2019 (the “Registration Date”), the Company registered for resale 459,640 ordinary shares underlying the Warrants, and as a result of the registration, the Warrants were classified as liability at the fair value as of the Registration Date which was $464.

Reconciliation of the fair value measurements that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance of liability due to Warrants at January 1, 2021	$3

Net change in fair value of the Warrant designated at fair value through profit or loss	(3)

Balance of liability due to Warrants at December 31, 2021	$-

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	EQUITY (CONT.)

e.	Financing Rounds: (Cont.)

2.	December 2019 Financing Round:

On December 3, 2019, the Company entered into definitive securities purchase agreements with institutional investors to purchase an aggregate 14,286 of the Company’s ordinary shares, at a purchase price of $87.50 per ordinary share in a registered direct offering (the “December Registered Direct Offering”). The proceeds to the Company from the December Registered Direct Offering were $1,029, net of issue expenses in the total amount of $221.

3.	April 2020 Financing Round

On April 1, 2020, the Company entered into a definitive securities purchase agreement (the “April 2020 Purchase Agreement”) with institutional investors to purchase of 4,166,168 units, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) one Series B warrant to purchase one ordinary share, at a purchase price of $0.2999 per unit. The Series B warrants have an exercise price of $0.43 per ordinary share, are exercisable upon issuance and expire five years from the date of issuance. The offering resulted in gross proceeds to the Company of approximately $1,250. The closing of the sale of the securities took place on April 3, 2020. After the closing of the April 2020 Purchase Agreement and until the Approval Date, all pre-funded warrants were exercised. In addition, 4,166,168 of the Series B warrants were exercised pursuant to a cashless exercise mechanism as described in the April 2020 Purchase Agreement for no further consideration to the Company. As of the Approval Date, all Series B warrants were exercised.

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

On November 20, 2020, the Company completed an offering for gross proceeds of $4,200 by way of the issuance of an aggregate of 835,447 units, each consisting of (i) one ordinary share and (ii) two warrants to purchase one ordinary share each, at a purchase price of $5.02 per unit (“November 2020 Warrants”). The November 2020 Warrants have an exercise price of $5.02 per ordinary share, will be exercisable upon issuance and will expire five years from the date of issuance.

The November 2020 Warrants are classified as issued warrants in the Company’s equity.

During the year ended December 31, 2021, the Company issued 1,004,494 ordinary shares in respect of the exercise of 1,004,494 November 2020 Warrants.

f.	Additional issuance of ordinary shares:

Further to the matter discussed in Note 13b, since July 8, 2019, up until September 13, 2019, Yorkville converted the rest of the principal outstanding amount under the Convertible Debentures, by converting $100 on July 8, 2019; $450 on July 23, 2019; $375 on August 30, 2019; and $325 on September 13, 2019, in which following the conversions, the Company issued to Yorkville 8,151 ordinary shares. The total consideration, including the conversion of $250 as part of the 2019 March Financing Round, was $1,507.

On July 21, 2021, the Company issued a consultant 6,000 ordinary shares.

g.	March 2021 Financing Round

On March 4, 2021, the Company completed a private offering with several accredited and institutional investors for gross proceeds of $8,150, providing for the issuance of an aggregate of 1,152,628 units, as follows: (a) 916,316 units at a price of $7.07 per unit, consisting of (i) one ordinary share of the Company, and (ii) a Series A Warrant to purchase an equal number of units purchased (the “2021 Series A Warrants”) and a Series B Warrant (the “2021 Series B Warrants” and, collectively with the 2021 Series A Warrants, the March 2021 Warrants) to purchase half the number of units, and (b) 236,312 pre-funded units at a price of $7.069 per unit, consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) one 2021 Series A Warrant and one 2021 Series B Warrant.

The Series A Warrants have an exercise price of $7.07 per ordinary share and the Series B Warrants have an exercise price of $10.60 per ordinary share). Both were exercisable upon issuance and will expire five years from the date of issuance.

The March 2021 Warrants are classified as issued warrants in the Company’s equity.

During the year ended December 31, 2021, the Company issued 128,156 ordinary shares in respect of the exercise of 10,000 2021 Series A Warrants and the exercise of 118,156 of pre-funded warrants.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The cost of share-based payment recognized in the financial statements:

The expenses due to share-based compensation for the years ended December 31, 2021, 2020 and 2019, recognized in the financial statements in respect of the share option plan of the Company is shown in the following table, detailed by departments:

	Year ended December 31,
	2021	2020	2019
Research and development expenses	$27	$69	$165
General and administrative expenses	16	22	388

	$43	$91	$553

1.	The 2005 and 2015 ESOP of the Company:

During 2005, the Board adopted the 2005 Employees Share Option Plan (the “2005 ESOP”). Ten years later the Board adopted a new plan - the 2015 Employees Share Option Plan (the “2015 ESOP”). Under both the 2005 ESOP and 2015 ESOP, the Company may grant its employees and other service providers options to purchase the Company’s ordinary shares (“Share Options”).

On November 13, 2019, the Board reserved an additional number of 6,788 Share Options for the purposes of the 2015 ESOP, bringing the amount of Share Options reserved under the 2015 ESOP to 15,714.

On April 21, 2021, the Board reserved an additional number of 338,929  Share Options for the purposes of the 2015 ESOP, bringing the amount of Share Options reserved under the 2015 ESOP to 357,143, out of which a total of 351,712 were still available for grant as of December 31, 2021.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The cost of share-based payment recognized in the financial statements: (Cont.)

2.	On March 12, 2019, the Board approved and granted 1,171 ordinary shares under the 2015 ESOP to a new consultant of the Company. The exercise price was set at $420.00 per share Option.

The fair value for Share Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

Dividend yield (%)	0
Expected volatility (%)	76
Risk-free interest rate (%)	2.61
Expected life of share options (years)	10

The fair value of the Share Options was set at $224 per Share Option.

3.

On October 10, 2019 (the “2019 Grant Date”), the Board approved the grant of 72 Share Options under the 2015 ESOP to directors, officers and employees, some of which required the approval of the general meeting of the Company’s shareholders (the “2019 General Meeting”), which occurred on January 15, 2020. Following the resignation of some directors and employees on December 31, 2019, 15 Share Options (were not granted. Out of the 57 Share Options that were granted, 10 Share Options didn’t require the General Meeting’s approval. The date of commencement for all Share Options granted, the date on which the vesting started, was the 2019 Grant Date. The exercise price was set at $210.00 per Share Option.

According to IFRS 2, “Share-based Payment”, the fair value of the Share Options was estimated using the Black-Scholes OPM, in which the fair value estimation for the Share Options which required the 2019 General Meeting’s approval was calculated based on parameters as of December 31, 2019.

Based on the above-mentioned, hereinafter are the parameters used in order to estimate the fair value of the Share Options using the Black-Scholes OPM:

	December 31, 2019	October 10, 2019
Underlying ordinary share price	78.12	154
Dividend yield (%)	0	0
Expected volatility (%)	73	70
Risk-free interest rate (%)	1.91	1.67
Expected life of Share Options (years)	9.78	10

The fair value of the Share Options approved on October 10, 2019 by the Board, and on January 15, 2020 at the General Meeting (valuated as of December 31, 2019) was set at $114.1 and $51.1, per Share Option, respectively.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options, the weighted average exercise prices of share options and changes in directors (and former directors), officers, employees and consultants share options during the years ended on December 31, 2021, and 2020:

	Number of Share Options	Weighted average exercise price
2021		USD
Share Options outstanding at the beginning of the year	5,643	2.41
Share Options granted during the year	-	-
Share Options forfeited during the year	(212)	2.50
Share Options expired during the year	-	-

Share Options outstanding at the end of the year	5,431	2.95

Share Options exercisable at the end of the year	4,416	3.28

2020:
Share Options outstanding at the beginning of the year	15,010	$2.41
Share Options granted during the year	-	-
Share Options forfeited during the year	(9,367)	2.50
Share Options expired during the year	-	-

Share Options outstanding at the end of the year	5,643	2.41

Share Options exercisable at the end of the year	3,562	3.41

2.	No Share Options were granted during 2021 and 2020.

3.	The weighted average remaining contractual life of the Share Options outstanding was 6.35 years and 7.29 years as of December 31, 2021 and 2020, respectively.

4.	The range of exercise prices of Share Options outstanding at the end of the year was $210 - $955 (inclusive)-as of December 31, 2021, and $210 - $900 (inclusive) as of December 31, 2020.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2021	2020	2019
a.	Research and development expenses:
	Wages and related expenses	$357	$322	$435
	Share-based payment	27	69	165
	Regulatory, professional and other expenses	934	119	437
	Research and preclinical studies	165	139	277
	Clinical studies	172	-	240
	Chemistry and formulations	335	-	85

		1,990	649	1,639

b.	General and administrative expenses:
	Wages and related expenses	256	237	382
	Share-based payment	16	22	388
	Professional and directors’ fees	2,417	1,283	1,065
	Business development expenses	5	58	387
	Regulatory expenses	165	98	112
	Office maintenance, rent and other expenses	135	182	72
	Investor relations and business expenses	784	22	63

		3,778	1,902	2,469

c.	Other expenses:
	Impairment of investment in associate	-	742	-
		-	742	-

d.	Finance income:
	Net change in fair value of financial liabilities designated at fair value through profit or loss	-	(630)	(292)
	Exchange rate differences, net	-	-	(2)
	Finance income from the convertible loan	-	-	(11)

		-	(630)	(305)

e.	Finance expenses:
	Finance expenses due to the convertible debentures	-	-	536
	Issue expenses related to convertible component and warrants	6	835	108
	Exchange rate differences, net	3	12	-
	Interest expense in respect of leases	4	7	19
	Finance expenses from interest and commissions	8	18	13

		$21	$872	$676

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 20:-	LOSS PER SHARE/ADS

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2021		2020		2019
Amounts used in the computation of basic and diluted loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss
	In thousands	USD	In thousands	USD	In thousands	USD
Continuing operations:

Basic loss per share	2,049	(5,789)	258	$(3,482)	61	$(4,479)

Effect of potential dilutive ordinary shares	-	-	7	(468)	-	-

Diluted loss per share	2,049	(5,789)	265	(3,950)	61	(4,479)

Discontinued operations:

Basic and Diluted loss per share	-	-	-	-	61	(315)

Effect of potential dilutive ordinary shares	-	-	-	-	-	-

Diluted loss per share	-	$-	-	$-	61	$(315)

b.	The computation of diluted loss per share did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	Share Options to employees, officers, directors and consultants; and

2.	Non-marketable warrants to investors.

NOTE 21:-	OPERATING SEGMENTS

The Company applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Company’s management, which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Company’s management determined that as of December 31, 2021, the Company has one reportable segment - development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation). The pain clinic services segment, including lab services (THR’s operation), was terminated on March 26, 2019 (see Note 4).

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 22:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2021		December 31, 2020
	Key management personnel	Other related parties	Key management personnel	Other related parties
Current liabilities	$447	$-	$59	$-

b.	Transactions with related parties (not including amounts described in Note 22c):

	Year ended December 31,
	2021	2020	2019
Research and development expenses	$-	$-	$75

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2021	2020	2019
Short-term benefits	$962	$746	$948

Cost of share-based payment	$43	$91	$275

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	EVENTS AFTER THE REPORTING DATE

a.

On January 3, 2022 (the “2022 Grant Date”), the Board approved the grant of 178,140 Share Options under the 2015 ESOP to directors, officers, employees and consultants, some of which required the approval of the general meeting of the Company’s shareholders (the “2022 General Meeting”), which occurred on February 10, 2022. The date of commencement for all Share Options granted, the date on which the vesting started, was the 2022 Grant Date. The exercise price was set at $6.50 per Share Option.

b.

On March 10, 2022, the company entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, the Company invested an initial amount of $700, and agreed to invest over the next two years, an additional $1,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCare X Bio Ltd. (“MitoCareX”). MitoCareX will focus on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants and indemnification provisions. On March 31, 2022, the closing conditions were met and the Company paid the initial investment amount of $700 to MitoCareX.

- - - - - - - - - - - - - - - - - - - - - - - - -