Form 20-F
period 2022-12-31
SciSparc Ltd.
filed 2023-05-01
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

6,798,840 Ordinary Shares, no par value, as of December 31, 2022

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐ No ☒

i

INTRODUCTION

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the development of the following pharmaceutical compositions comprising N-acylethanolamines and cannabinoids, such as Palmitoylethanolamide and/or Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptor, or CBR, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. We also have a majority-owned subsidiary whose business focuses on the sale of hemp-based products on the Amazon.com marketplace.

On September 14, 2022, we entered into a definitive agreement, or the Wellution Acquisition Agreement, to acquire Wellution™, or the Brand, a top-seller account on Amazon.com marketplace, or Amazon, for a base cash consideration of $4.59 million and certain additional deferred payments, based on the Brand’s EBITDA in the 12 month period following the closing, which was on September 30, 2022. In connection with the Wellution Acquisition Agreement, we established a new wholly owned subsidiary, SciSparc Nutraceuticals Inc., or SciSparc Nutraceuticals, to hold the new assets. The Brand sells hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

On February 23, 2023, we signed a stock purchase agreement, or the Agreement, with Jeffs’ Brands Holdings Inc., a recently newly-formed wholly owned subsidiary, or Jeffs’ Brands Holdings, of Jeffs’ Brands Ltd., or Jeffs’ Brands, and Jeffs’ Brands, which closed on March 22, 2023. Pursuant to the Agreement, Jeffs’ Brands Holdings acquired from us a number of shares of stock equal to approximately a 49% interest in our wholly owned subsidiary, SciSparc Nutraceuticals Inc., which owns WellutionTM, for $2.5 million in cash, and additional deferred cash payments of approximately $489,330 accounting for price adjustments related to inventory and working capital, which will be paid in five equal monthly installments beginning in May 2023. In addition, in connection with the closing of the transaction, we and Jeffs’ Brands, engaged in a mutual share exchange in the amount of $288,238 of ordinary shares from each of us and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, we acquired 247,415 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 360,297 ordinary shares of us having an aggregate value of $288,238, which was adjusted from $300,000 according to the 4.99% ownership limit included in the definitive agreements, or the Share Exchange. Following the Share Exchange, we hold approximately 51% of SciSparc Nutraceuticals Inc. As part of the Agreement, Jeffs Brands and SciSparc Nutraceuticals Inc. entered into a consulting agreement, pursuant to which Jeffs’ Brands will provide management services to SciSparc Nutraceuticals Inc. for the WellutionTM brand for a monthly fee of $20,000 and Jeffs’ Brands will receive a one-time signing bonus in the amount of $51,000. The consulting agreement will be for an undefined period of time and may be terminated by either party with 30 days advance notice.

On January 25, 2023, we announced that our board of directors resolved to pursue a restructuring plan, or the Restructuring Plan, which involves transferring our pharmaceutical activities to a new wholly-owned subsidiary, or NewCo. As part of the Restructuring Plan, we intend to examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors. Any restructuring and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and satisfaction of any closing conditions to effectuate such corporate restructuring and listing of NewCo. There can be no assurance regarding the ultimate timing of the intended Restructuring Plan and listing of NewCo or that they will be completed at all.

We were incorporated under the laws of the State of Israel on August 23, 2004. Our Ordinary Shares are listed on the Nasdaq under the symbol “SPRC”.

Unless otherwise indicated, all references to the “Company,” “we,” “us, “our” and “SciSparc” refer to SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F, or the Annual Report, are translated using a rate of NIS 3.52 to USD 1.00, the last exchange rate published by the Bank of Israel on December 30, 2022.

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

Forward-looking statements include, but are not limited to, statements about:

●	our ability to raise capital through the issuance of additional securities and ability to continue as a going concern;

●	our ability to advance the development our pharmaceutical product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our pharmaceutical product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate our new eCommerce operations business, which focuses on the sale of hemp-based products on the Amazon.com marketplace;

●	our ability to pursue a Restructuring Plan and list NewCo on a leading stock exchange;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report.

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

●

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to the Discovery and Development of Our Pharmaceutical Product Candidates

●	We are heavily dependent on the success of our pharmaceutical product candidates, which are in the late stages of pre-clinical development or early stages of clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.
●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results. We may also find it difficult to enroll patients in our clinical studies. Difficulty in enrolling patients could delay or prevent clinical studies of our pharmaceutical product candidates.
●	If the FDA does not conclude that our pharmaceutical product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for our pharmaceutical product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.
●	In respect of our pharmaceutical product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our pharmaceutical product candidates in those indications during that period of exclusivity.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct our preclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our pharmaceutical product candidates and our business could be substantially harmed.
●	We will rely on third parties to manufacture our active pharmaceutical ingredient, or API, and formulations. Our business could be harmed if those third parties fail to provide us with sufficient quantities of our needed supplies, or fail to do so at acceptable quality levels or prices.

Risks Related to Commercialization of Our Pharmaceutical Product Candidates

●	If the market opportunities for our pharmaceutical product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.
●	We face intense competition and rapid technological change and the possibility that our competitors may discover, develop or commercialize therapies that are similar, more advanced or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our pharmaceutical product candidates.

v

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively in our markets. Further, if we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
●	We may not be able to identify infringements of our patents and accordingly the enforcement of our intellectual property rights may be difficult.

Risks Related to Our Pharmaceutical Business Operations

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

●	We may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate or that we will be able to successfully integrate or operate any new business we acquire.
●	We will need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.

Risks Related to our Intended Corporate Restructuring Plan

●	The intended Restructuring Plan which involves transferring our pharmaceutical activities to NewCo may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

Risks Related to Our Subsidiary’s eCommerce Operations

●	We may be unable to successfully integrate or execute our new subsidiary’s eCommerce operations business.

●	Our subsidiary’s eCommerce operations rely on the Amazon.com marketplace and fulfillment by Amazon.com and changes to the Amazon.com marketplace, Amazon’s services and their terms of use may harm our business.

Risks Related to the Ownership of Our Securities

●	We will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders.
●	We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result it may be difficult for you to sell your Ordinary Shares

Risks Related to Israeli Law and Our Operations in Israel

●

Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

●	Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

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

Risks Related to Our Financial Condition and Capital Requirements

We are a specialty clinical-stage pharmaceutical company and have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our product candidates.

We have historically incurred substantial net losses; including net losses of approximately $2.6 million for the year ended December 31, 2022, and net losses of approximately $5.8 million in 2021. As of December 31, 2022, we had an accumulated deficit of approximately $63.6 million.

We have devoted substantially all of our financial resources to develop our product candidates, and more recently, to a lesser degree, we have been searching for strategic transactions. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our product candidates, the demand for our product candidates, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are in the late stages of preclinical and at the early stages of clinical development for our product candidates, we have not yet commenced pivotal clinical studies for any product candidate. Although we have begun early commercialization efforts for our proprietary PEA oral tablets formulation, CannAmide™, which we expect will be marketed to pharmacies and other retail outlets across Canada following our entering into a distribution agreement(s), it may be several years, if ever, before we complete pivotal clinical studies and have our lead product candidate approved for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of the markets for which our product candidates may receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

We expect to continue to incur significant losses until we are able to commercialize our main pharmaceutical product candidates, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

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

We have not generated any revenue from the sale of our current pharmaceutical product candidates and may never be profitable.

We have not yet commercialized any of our pharmaceutical product candidates and have not generated any revenue from sales of our pharmaceutical product candidates since the date of our inception. Although we have begun early commercialization efforts for our proprietary PEA oral tablets formulation. CannAmide™, we do not currently expect the sale of CannAmide to result in material revenues, nor is CannAmide™ our lead pharmaceutical product candidate. We do not know whether or when we will become profitable. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our pharmaceutical product candidates and on the demand for our pharmaceutical product candidates. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, one or more of our pharmaceutical product candidates. Our ability to generate future revenue from pharmaceutical product candidate sales depends heavily on our success in many areas, including but not limited to:

●	completing research and preclinical and clinical development of our pharmaceutical product candidates;

●	obtaining regulatory and marketing approvals for pharmaceutical product candidates for which we complete clinical studies;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) pharmaceutical products to support market demand for our pharmaceutical product candidates, if approved;

●	launching and commercializing pharmaceutical product candidates if and when we obtain regulatory and marketing approval, either directly or with a collaborator or distributor;

●	obtaining market acceptance of our pharmaceutical product candidates as viable treatment options;

●	addressing any competing pharmaceutical or biotechnological and market developments;

●	identifying, assessing, acquiring and/or developing new pharmaceutical product candidates;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

Even if one or more of the pharmaceutical product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved pharmaceutical product candidate. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies, domestic or foreign, to perform clinical, nonclinical or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market one or more of our pharmaceutical product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the pharmaceutical product candidate, the ability to get reimbursement at an acceptable price and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably expected population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such pharmaceutical product candidates, even if approved. Additionally, if we are not able to generate revenue from the sale of any approved pharmaceutical product candidates, we may be forced to cease operations.

We expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our pharmaceutical product candidates. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our pharmaceutical product candidate development efforts or other operations.

As of December 31, 2022, our cash was approximately $3.6 million, other accounts receivable was approximately $0.2 million, we had a negative working capital of approximately $131 thousand and an accumulated deficit of approximately $634.6 million. Based upon our currently expected level of operating expenditures, we do not expect that our existing cash will be sufficient to fund operations for at least the next 12 months. We expect that we will require substantial additional capital to commercialize our pharmaceutical product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of pharmaceutical product development, clinical studies, preclinical testing, and other related activities;

●	the cost, timing and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our pharmaceutical product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or pharmaceutical product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any pharmaceutical product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2022 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to the Discovery and Development of Our Pharmaceutical Product Candidates

We are heavily dependent on the success of our pharmaceutical product candidates, which are in the late stages of pre-clinical development or early stages of clinical development. We cannot give any assurance that any of our pharmaceutical product candidates will receive regulatory approval, which is necessary before they can be commercialized.

To date, we have invested substantially all of our efforts and financial resources to design and develop our pharmaceutical product candidates, including conducting preclinical studies and providing general and administrative support for these operations. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more pharmaceutical product candidates. We currently generate no revenue from sales of any pharmaceutical product candidate, and we may never be able to develop or commercialize a marketable pharmaceutical product candidate.

Each of our pharmaceutical product candidates is in the late stages of pre-clinical development or early stages of development and will require additional clinical development (and in some cases additional preclinical development), management of nonclinical, clinical and manufacturing activities, regulatory approval, obtaining adequate manufacturing supply, building of a commercial organization and significant marketing efforts before we generate any revenue from pharmaceutical product candidate sales. It may be years before a pivotal study is initiated, if at all. Any clinical trials in the United States will require the approval of an Investigational New Drug, or IND, application by the FDA, and we cannot assure that we will obtain such approval in a timely manner, or at all. We are not permitted to market or promote any of our pharmaceutical product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our pharmaceutical product candidates.

We as a company have never submitted marketing applications to the FDA or comparable foreign regulatory authorities. We cannot be certain that any of our pharmaceutical product candidates will be successful in clinical studies or receive regulatory approval or what regulatory pathway the regulatory authorities shall designate for our pharmaceutical product candidates. Further, our pharmaceutical product candidates may not receive regulatory approval even if they are successful in clinical studies. If we do not receive regulatory approvals for our pharmaceutical product candidates, we may not be able to continue our operations.

We generally plan to seek regulatory approval to commercialize our pharmaceutical product candidates in the United States, the European Union and in additional foreign countries. To obtain regulatory approvals we must comply with the numerous and varying regulatory requirements of such countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical studies, commercial sales, pricing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our pharmaceutical product candidates in multiple jurisdictions, our revenue and results of operations would be negatively affected.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our pharmaceutical product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable, typically takes many years following the commencement of clinical studies and depends upon numerous factors. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a pharmaceutical product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We have not obtained regulatory approval for any pharmaceutical product candidate, and it is possible that none of our existing pharmaceutical product candidates or any pharmaceutical product candidates we may seek to develop in the future will ever obtain regulatory approval.

Applications for our pharmaceutical product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

●	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical studies;

●	we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a pharmaceutical product candidate’s safety-benefit ratio for its proposed indication is acceptable;

●	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical studies;

●	the data collected from clinical studies of our pharmaceutical product candidates may not be sufficient to support the submission of a New Drug Application, or NDA, in the United States or elsewhere;

●	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical studies, may result in our failing to obtain regulatory approval to market any of our pharmaceutical product candidates, which would significantly harm our business, results of operations and prospects.

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

We may find it difficult to enroll patients in our clinical studies. Difficulty in enrolling patients could delay or prevent clinical studies of our pharmaceutical product candidates.

Identifying and qualifying patients to participate in clinical studies of our pharmaceutical product candidates is critical to our success. The timing of our clinical studies depends in part on the speed at which we can recruit patients to participate in testing our pharmaceutical product candidates, and we may experience delays in our clinical studies if we encounter difficulties in enrollment.

Some of the conditions for which we plan to evaluate our current pharmaceutical product candidates are for rare diseases. Accordingly, there is a limited patient pool from which to draw for clinical studies. Further, the eligibility criteria of our clinical studies will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

Additionally, the process of finding patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical studies because of the perceived risks and benefits of the pharmaceutical product candidate under study, the availability and efficacy of competing therapies and clinical studies, the proximity and availability of clinical study sites for prospective patients and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential pharmaceutical product candidates will be delayed.

If we experience delays in the completion or termination of any clinical study of our pharmaceutical product candidates, the commercial prospects of our pharmaceutical product candidates will be harmed, and our ability to generate pharmaceutical product candidate revenue from any of these pharmaceutical product candidates could be delayed or prevented. In addition, any delays in completing our clinical studies will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence pharmaceutical product candidate sales and generate revenue. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our pharmaceutical product candidates.

If the FDA does not conclude that our pharmaceutical product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for our pharmaceutical product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.

We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for our pharmaceutical product candidate- SCI-110 and potentially for our drug candidate SCI-210. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act of 1938, as amended, or the FDC Act, or Section 505(b)(2). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference.

If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. We may need to obtain additional funding, which could result in significant dilution to the ownership interests of our then existing shareholders to the extent we issue equity securities or convertible debt. We cannot assure you that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive pharmaceutical product candidates reaching the market faster than our pharmaceutical product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our pharmaceutical product candidates will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of pharmaceutical product candidates by the FDA under Section 505(b)(2) over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). For example, several companies have previously petitioned the FDA regarding the constitutionality of allowing others to rely upon FDA findings that are based on their proprietary data. If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could require that we generate full data regarding safety and effectiveness for previously approved active ingredients and delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our potential future NDAs for up to 30 months depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved pharmaceutical product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing pharmaceutical products. If successful, such petitions can significantly delay, or even prevent, the approval of the new pharmaceutical product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway for our pharmaceutical product candidates, there is no guarantee this would ultimately lead to faster pharmaceutical product development or earlier approval. Moreover, even if these pharmaceutical product candidates are approved under the Section 505(b)(2) pathway, as the case may be, the approval may be subject to limitations on the indicated uses for which the pharmaceutical products may be marketed or to other conditions of approval or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the pharmaceutical products. Our pharmaceutical product candidates are at early stages of development and are subject to uncertainty over what we must do on our development program in order to secure approval under Section 505(b)(2).

We may encounter substantial delays in our clinical studies, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of our pharmaceutical product candidates, we must conduct extensive clinical studies to demonstrate the safety and efficacy of the pharmaceutical product candidates in humans. Clinical testing is expensive, time consuming and uncertain as to outcome. We cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical studies can occur at any stage of testing, and our future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include but are not limited to:

●	inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of human clinical studies;

●	the occurrence of a pandemic or the spread of a virus that diverts the attention of regulatory agencies from reviewing our study design or results or which, as a result of such pandemic or widespread, requires us to materially modify our planned clinical studies;

●	delays in reaching a consensus with regulatory agencies on study design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical study sites;

●	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical study site;

●	imposition of a clinical hold by regulatory agencies, after review of an IND, application, or equivalent application, or an inspection of our clinical study operations or study sites;

●	delays in recruiting suitable patients to participate in our clinical studies;

●	difficulty collaborating with patient groups and investigators;

●	failure by our CROs, other third parties or us to adhere to clinical study requirements;

●	failure to perform in accordance with the FDA’s Good Clinical Practices, or GCP, requirements, or applicable regulatory guidelines in other countries;

●	delays in having patients complete participation in a study or return for post-treatment follow-up;

●	patients dropping out of a study;

●	occurrence of serious adverse events associated with the pharmaceutical product candidate that are viewed to outweigh its potential benefits;

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

●	the cost of clinical studies of our pharmaceutical product candidates being greater than we anticipate;

●	clinical studies of our pharmaceutical product candidates producing negative or inconclusive results, which may result in us deciding, or regulators requiring us, to conduct additional clinical studies or abandon pharmaceutical product candidate development programs; and

●	delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our pharmaceutical product candidates for use in clinical studies or the inability to do any of the foregoing.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue. We may also be required to conduct additional safety, efficacy and comparability studies before we will be allowed to start clinical studies with our repurposed drugs. Clinical study delays could also shorten any periods during which our pharmaceutical product candidates have patent protection and may allow our competitors to bring pharmaceutical product candidates to market before we do, which could impair our ability to obtain orphan exclusivity and successfully commercialize our pharmaceutical product candidates and may harm our business and results of operations.

In respect of our pharmaceutical product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our pharmaceutical product candidates in those indications during that period of exclusivity.

We are seeking to obtain an orphan designation for some of our pharmaceutical product candidates in the United States. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, defined, in part, as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe TS patients would require pharmacological treatment. We further responded in January 2018 by providing additional information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to the fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After we had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about our ability to limit the use of the pharmaceutical product to the subset of patients we are pursuing. Due to the fact that we disagree with this concern, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the pharmaceutical product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March 2021, we sent our response to the FDA. In June 2021, we received a response from the FDA explaining that they are unable to grant our request until new information becomes available to support our request for orphan drug designation. We will re-visit the application after we obtain clinical results from our upcoming phase IIb study in TS.

There is no assurance that we will successfully obtain orphan drug designation for TS, any future rare indications or orphan exclusivity upon approval of any of our pharmaceutical product candidates that have already obtained designation.

Even if we do obtain orphan exclusivity for any pharmaceutical product candidate, the exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug. Moreover, a drug product candidate with an active moiety that is a different cannabinoid from that in our drug candidate or, under limited circumstances, the same drug product candidate, may be approved by the FDA for the same indication during the period of marketing exclusivity. The limited circumstances include a showing that the second drug is clinically superior to the drug with marketing exclusivity through a demonstration of superior safety or efficacy or that it makes a major contribution to patient care. In addition, if a competitor obtains approval and marketing exclusivity for a drug product candidate with an active moiety that is the same as that in a pharmaceutical product candidate we are pursuing for the same indication, approval of our pharmaceutical product candidate would be blocked during the period of marketing exclusivity unless we could demonstrate that our product candidate is clinically superior to the approved pharmaceutical product candidate. In addition, if a competitor obtains approval and marketing exclusivity for a drug product candidate with an active moiety that is the same as that in a pharmaceutical product candidate we are pursuing for a different orphan indication, this may negatively impact the market opportunity for our pharmaceutical product candidate.

There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded our pharmaceutical product candidates in ways that are difficult to predict. In a recent successful legal challenge, a court invalidated the FDA’s denial of orphan exclusivity to a drug on the grounds that the drug was not proven to be clinically superior to a previously approved pharmaceutical product candidate containing the same ingredient for the same orphan use. In response to the decision, the FDA released a policy statement stating that the court’s decision is limited just to the facts of that particular case and that the FDA will continue to require the sponsor of a designated drug that is the “same” as a previously approved drug to demonstrate that its drug is clinically superior to that drug upon approval in order to be eligible for orphan drug exclusivity, or in some cases, to even be eligible for marketing approval. In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how such challenges might affect our business.

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

We are developing product candidates that are controlled substances as defined in the Controlled Substances Act of 1970, or CSA, which establishes, among other things, certain registration, production quotas, security, recordkeeping, reporting, import, export and other requirements administered by the Drug Enforcement Administration, or the DEA. As a result, any product candidate that is a controlled substance (or includes a controlled substance) cannot be marketed before such substance is rescheduled by the DEA as a Schedule II, III, IV or V substance. The active ingredient in our product candidates is dronabinol, which is a Schedule III controlled substance. See Item 4.B. “Business-Government Regulation-Controlled Substances” for additional information.

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

Risks Related to Commercialization of Our Pharmaceutical Product Candidates

If the market opportunities for our pharmaceutical product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

Our projections of both the number of people who have our target diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our pharmaceutical product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for each of our pharmaceutical product candidates may be limited or may not be amenable to treatment with our pharmaceutical product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, to the best of our knowledge, multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW Pharmaceuticals PLC, or GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis, received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW is developing, among others, cannabidivarin, or CBDV, based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy and schizophrenia. Zynerba Pharmaceuticals, Inc., or Zynerba, is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies and ASD. Skye Bioscience, Inc., or Skye, is focused on developing proprietary, synthetic cannabinoid-derived molecules to treat glaucoma and other diseases with significant unmet need. Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus and metabolism and solid tumors. RespireRx Pharmaceutical Inc., or RespireRx, developing dronabinol for OSA treatment. Synendos Therapeutics AG, or Synendos, is a developer of endocannabinoid modulators for the treatment of central nervous system, or CNS, disorders. It has developed pharmaceutical products to restore the natural function of the brain and treat neuropsychiatric disorders. Synendos is developing small molecules as selective endocannabinoid reuptake inhibitors that increase the levels of endogenous cannabinoids to treat CNS disorders caused by cannabinoid deficiency. Inversago Pharma (formerly GIcare Pharma) is focused on developing peripheral cannabinoid (CB1) receptor antagonist/inverse agonist for the treatment of metabolic diseases such as obesity, insulin resistance, and liver fibrosis. Its drug INV-101 (Inverse agonist of peripheral CB1) under phase-1.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about coverage and reimbursement for new drugs are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or DHHS, as CMS decides whether and to what extent a new drug will be covered and reimbursed under Medicare. Private payors tend to follow the coverage reimbursement policies established by CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for products such as ours.

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

COVID-19 and the various precautionary measures taken by many governmental authorities around the world to limit its spread had a severe effect on global markets and the global economy. The extent to which the coronavirus impacts our business and operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the nature and extent of governmental actions taken to contain or treat its impact and the availability, costs, effectiveness and public acceptance of any FDA-approved vaccines, among others. COVID-19 and official actions taken in response to it caused a major slowdown in overall economic activity in the U.S. and elsewhere, curtailed consumer spending and made it more challenging to adequately staff and manage our business and operations.

The COVID-19 pandemic impacted our various vendors, including CROs, and caused delays in the development of our product candidates. We also experienced delays in the preparation toward various clinical trials, including being unable to receive prioritization to conduct clinical trials, availability of physicians and other staff members involved in our clinical trials. At this time, we do not anticipate that the COVID-19 pandemic and official responses would cause a material adverse effect on our results of operations and financial condition but there can be no assurance that this will be the case.

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

Not including patents and applications which we are in the process of being assigned, we have a portfolio of seven granted patents with the U.S. Patent and Trademark Office, or USPTO, nine patent families and two trademarks, of which four families include Patent Cooperation Treaty, or PCT, applications, that have entered the national phase in various national entities. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to our patents after issuance could deprive us of rights necessary for the successful commercialization of any new product candidates that we may develop and would allow other third parties to compete with us.

We have exclusively licensed: (i) one U.S. patent from Dekel Pharmaceuticals Ltd., or Dekel, and (ii) one U.S. patent family from Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum. We cannot assure you that we will ever enter into definitive license agreements with any third party licensor. See Item 4.B. “Business Overview-Intellectual Property-In-Licensed Patents and Patent Applications.” To the extent the licensed or future licensed patents are found to be invalid or unenforceable, we may be limited in our ability to compete and market our product candidates. Moreover, the terms of our licenses affect our ability to control the value of any of our product candidates. If we or any of the parties that control the enforcement of licensed patents elect not to enforce any or all of the licensed patents it could significantly undercut the value of any of our product candidates, which would materially adversely affect our future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments we are obligated to make under our licenses.

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

The drug substance in some of our product candidates is repurposed, which means that it is available in other pharmaceutical products for the purpose of treating indications that are different from the indications for our product candidates. It is possible that if we receive regulatory approval to market and sell our drug candidates, some patients that receive a prescription could be sold the same drug substance but not our product candidate. It would be difficult, if not impossible, for us to identify such instances that may constitute an infringement of our patents. In addition, because the drug substance of some of our product candidates is repurposed, such substance may not be eligible for patent protection or data exclusivity. Even if we identify infringing parties, there is no guarantee that a court will agree with our arguments and find that a third party is infringing our patents or that the court will issue an order for an adequate remedy for that infringement.

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

In May 2015, we entered into a license agreement, which, following an amendment thereto in August 2015, became effective, with Dekel, an Israeli private company controlled by Dr. Ascher Shmulewitz, our former chairman and chief executive officer, under which we were granted an irrevocable, worldwide, exclusive, royalty-bearing license to certain of Dekel’s technology. See Item 7.B. “Related Party Transactions-Dekel License Agreement.”

We do not have any agreement with Dr. Shmulewitz to notify us with business opportunities he may wish to pursue, subject only to his duties under Israeli law, and we do not have proprietary rights to Dr. Shmulewitz’ inventions that are not included under the consulting and services agreement we previously had entered into with him (pertaining solely to the field of immunomodulators including cannabinoids to treat chronic pain and inflammation).

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

Risks Related to Our Pharmaceutical Business Operations

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

Similarly, we may strategically invest into various pharmaceutical companies. However, we can offer no assurance that the value of our investment will increase or that it will not fluctuate because the value of our investments may be adversely affected by a number of factors, such as negative changes in a company’s results of operations, cash flows, financial position and accounting impairment. For example, on March 31, 2022, we entered into an agreement with and invested in MitoCare X Bio Ltd., or MitoCareX, a company focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. In addition, on November 17, 2022, we invested in Clearmind Medicine Inc., or Clearmind, a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems. The potential benefits of the agreement with MitoCareX, the investment in Clearmind or other potential investments may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on our results of operations, cash flows and financial position. The potential benefits of agreements with potential ventures may not materialize or may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on our results of operations, cash flows and financial position.

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

Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional pharmaceutical product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize pharmaceutical product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

We may not be successful in our efforts to identify, license or discover additional pharmaceutical product candidates.

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval and commercialization of our existing pharmaceutical product candidates, the success of our business also depends in part upon our ability to identify, license or discover additional pharmaceutical product candidates. Our research programs or licensing efforts may fail to yield additional pharmaceutical product candidates for clinical development for a number of reasons, including but not limited to the following:

●	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential pharmaceutical product candidates;

●	we may not be able or willing to assemble sufficient resources to acquire or discover additional pharmaceutical product candidates;

●	our pharmaceutical product candidates may not succeed in preclinical or clinical testing;

●	our potential pharmaceutical product candidates may be shown to have harmful side effects or may have other characteristics that may make the pharmaceutical products unmarketable or unlikely to receive marketing approval;

●	competitors may develop alternatives that render our pharmaceutical product candidates obsolete or less attractive;

●	pharmaceutical product candidates we develop may be covered by third parties’ patents or other exclusive rights;

●	the market for a pharmaceutical product candidate may change during our program so that such a pharmaceutical product may become unreasonable to continue to develop;

●	a pharmaceutical product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a pharmaceutical product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, or we may not be able to identify, license or discover additional pharmaceutical product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations. Research programs to identify new pharmaceutical product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or pharmaceutical product candidates that ultimately prove to be unsuccessful.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our pharmaceutical product candidates and begin commercializing those pharmaceutical products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal AKS, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

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

Widespread public health pandemics could have a material and adverse effect on our business, financial condition and results of operations.

Any public health pandemic or other disease outbreak in countries where we or our CROs operate could have a material and adverse effect on our business, financial condition and results of operations. For example, we reduced our operating expenses at the onset of the COVID-19 pandemic and our Chief Technologies Officer was on temporary unpaid leave between May 2020 and September 2020.

Our operating results and financial condition may also be materially adversely affected by laws, regulations, orders or other governmental or regulatory actions addressing widespread public health concerns that place restrictions on, or require us to make changes to, our operations. For example, a significant reduction in our workforce and our compliance with instructions imposed by relevant authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. In addition, the impact of a widespread public health crisis may cause delays to our future research and development operations, including but not limited to our pharmaceutical products development, manufacturing, pre-clinical and clinical trials, and may make it difficult for us to recruit patients to all of our clinical trials, and keep all of our research and development projects on time.

With respect to our suppliers, disruptions resulting from the COVID-19 pandemic resulted and in the event of a future widespread public health crisis may result in cancellations or delays and increased transport times for delivery of materials to our facilities. If such difficulties arise, we may need to seek alternate suppliers, which may be more expensive, may not be available or may result in delays in shipments to us.

Disruptions to our business as a result of a widespread public health crisis, as well as any global recession resulting from the impact of such a crisis, could materially adversely affect our business, financial condition and results of operations.

The use of any of our pharmaceutical product candidates and marketed products could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential pharmaceutical product liability or similar claims. The pharmaceutical and nutraceuticals industries have historically been litigious, and we face financial exposure to pharmaceutical product liability or similar claims if the use of any of our pharmaceutical products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our pharmaceutical products might necessitate a pharmaceutical product recall. Although we plan to maintain pharmaceutical product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain pharmaceutical product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A pharmaceutical product liability claim, regardless of merit or ultimate outcome, or any pharmaceutical product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials, including the components of our pharmaceutical product candidates and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts, business operations and environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste pharmaceutical products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.

Risks Related to our Intended Corporate Restructuring Plan

The intended Restructuring Plan which involves transferring our pharmaceutical activities to a new wholly-owned subsidiary may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

On January 25, 2023, we announced that our board of directors resolved to pursue a Restructuring Plan which involves transferring our pharmaceutical activities to NewCo. As part of the Restructuring Plan, we intend to examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors.

Any restructuring and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and satisfaction of any closing conditions to effectuate such corporate restructuring and listing of NewCo. There can be no assurance regarding the ultimate timing of the intended restructuring and listing of NewCo or that they will be completed at all.

Unanticipated developments or changes, including but not limited to, changes in the general or financial market conditions, possible delays in obtaining various regulatory and tax approvals, changes in the law, and challenges in executing the intended restructuring could delay or prevent the completion of the restructuring and listing of NewCo, or cause the restructuring and listing of NewCo to occur on terms or conditions that are different or less favorable than initially expected. These or other developments could cause us not to realize some or all of the expected benefits of the restructuring and listing of NewCo or to realize them on a different timeline than expected. If the restructuring and listing of NewCo do not occur, we could pursue other transactions involving our pharmaceutical activities.

The restructuring and listing of NewCo may not achieve the anticipated benefits and may expose us to additional risks.

We may not realize the anticipated strategic, financial, operational or other benefits of the restructuring and listing of NewCo. We cannot predict with certainty when the benefits expected from these transactions will occur or the extent to which they will be achieved. There is no assurance that following the restructuring and listing of NewCo that each separate company will be successful. Whether or not the restructuring and listing of NewCo is completed, we may face material challenges in connection with the intended transactions, including but not limited to, the diversion of management time on matters relating to the restructuring and listing of NewCo, the impact of having to operate under the terms of any transition service agreements, the impact on our ability to retain talent and potential impacts on our relationships with customers, suppliers, employees and other counterparties. In addition, we will incur one-time costs and ongoing costs in connection with, or as a result of, the restructuring and listing of NewCo, including costs of operating as independent, publicly-traded companies that the separate businesses will no longer be able to share. Those costs may exceed our estimates or could negate some of the benefits we expect to realize. Further, we have not yet analyzed whether the restructuring and listing of NewCo will be tax-free to our shareholders for U.S. federal income tax or Israeli tax purposes and there is no assurance that the restructuring and listing of NewCo will qualify for this treatment. If the restructuring and listing of NewCo is ultimately determined to be taxable, any of NewCo, our shareholders or us could incur income tax liabilities that could be significant. If we do not realize the anticipated benefits of the restructuring and listing of NewCo it could adversely affect our business, results of operations, cash flows and financial condition.

Following any restructuring and listing of NewCo, the trading price of our Ordinary Shares may fluctuate significantly.

We cannot predict whether the market value of our Ordinary Shares after any restructuring and listing of NewCo will be, in the aggregate, less than, equal to or greater than the market value of our ordinary shares prior to such transactions. The trading price of our Ordinary Shares may be more volatile around the time of the intended separation.

Risks Related to the eCommerce Operations of SciSparc Nutraceuticals

We may be unable to successfully pursue, integrate, or execute upon the eCommerce operations business of SciSparc Nutraceuticals.

In September 2022, we purchased Wellution™, a business and brand which sells hemp-based products on the Amazon.com marketplace.

Our management has limited prior experience in eCommerce business operations. There can be no assurance that we will be able to successfully implement our new business ventures or successfully operate within this industry. The successful integration of a new business also depends on our ability to manage the new business, realize forecasted synergies and full value from the combined business. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable to successfully integrate Wellution into our existing operations and any inability to do so may also hinder our ability to grow, divert the attention of management and our key personnel, disrupt our business and impair our financial results.

The eCommerce operations of SciSparc Nutraceuticals rely on the Amazon.com marketplace and fulfillment by Amazon.com and changes to the Amazon.com marketplace, Amazon’s services and their terms of use may harm our business.

Wellution’s products are sold predominantly on the Amazon.com marketplace and orders are fulfilled entirely by Amazon.com utilizing the fulfilled by Amazon, or FBA, model. In order to continue to utilize the Amazon.com marketplace and FBA, we must comply with the applicable policies and terms of use relating to these services. Such policies and terms of use may be altered or amended at Amazon’s sole discretion, including changes regarding the cost of securing these services, and changes that increase the burden of compliance with its requirements, may cause us to significantly alter our business model or incur additional costs in order to comply, which could negatively impact our results of operations. Non-compliance with applicable terms of use and policies can result in the removal of one or more products from the marketplace and suspension of fulfillment services either of which could have a material adverse effect on our business and results of our operations. Although we exert efforts in order to ensure ongoing compliance and no notices of non-compliance have been received to date, we cannot assure you that events of this kind will not occur in the future.

The eCommerce operations of SciSparc Nutraceuticals rely on other information technologies and systems to operate its business and to maintain its competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on sophisticated information technologies and systems, technology and systems used for Wellution’s websites and apps, customer service, logistics and fulfillment, supplier connectivity, communications and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to use A.I. tools and infrastructure, including logistics and fulfillment platform which leverages, to meet rapidly evolving eCommerce trends and demands. The emergence of alternative platforms may require us to continue to invest in new and costly technology. We may not be successful, or we may be less successful than our competitors, in adopting technologies that operate effectively across multiple eCommerce platforms, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

The eCommerce operations of SciSparc Nutraceuticals rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business.

We use third party software to determine market trends and what markets to enter into. Our ability to successfully use this software depends on our ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, primarily, Google and Amazon. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. The majority of this data is sourced for free or for de minimis amounts. These sources of data allow us, along with A.I. tools, to determine trends, performance and consumer sentiment on products and searches within eCommerce platforms. This functionality allows us to help determine which products to market, in some cases manufacture through contract manufacturers, import and sell on eCommerce marketplaces. The connection to multiple eCommerce platforms through application programming interfaces allow us to develop the automation of the purchase of marketing and automate the change of pricing of product listings on those eCommerce platforms.

In the future, any of these third parties could change its data sharing policies, including making them more restrictive, charging fees or altering its algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect useful data. These third parties could also interpret our, or our service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow us to determine market trends as well as our ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. Any such changes could impair our ability to use data and could adversely impact select functionality of our proprietary software, impairing our ability to use this data to anticipate customer demand and market trends, as well as adversely affecting our business and our ability to generate revenue.

The eCommerce operations of SciSparc Nutraceuticals depend on our ability to build and maintain strong product listings on eCommerce platforms. We may not be able to maintain and enhance our product listings if we receive a substantial number of customer complaints, negative publicity or otherwise fail to live up to customers’ expectations, any of which could materially adversely affect our business, results of operations and growth prospects.

Maintaining and enhancing our product listings is critical in expanding and growing our business. However, a significant portion of our perceived performance to the customer depends on third parties outside of our control, including suppliers and logistics providers such as FedEx, UPS, postal services and other third-party delivery agents and online retailers, mainly Amazon. Because our agreements with our online retail partners are generally terminable at will, we may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because we rely on third party logistics companies to deliver our products, we are subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because we rely on national, regional and local transportation companies for the delivery of some of our other products, we are also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage. In addition, maintaining and enhancing our current and future brands may require us to make substantial investments, and these investments may not be yield sufficient returns. If we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to anticipate market trends and customer demand and to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our suppliers, which we may not be able to do successfully.

A substantial number of customer complaints or negative publicity about our sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites or our sites, could rapidly and severely diminish consumer views of our products and result in harm to our brands. Customers may also make safety-related claims regarding products sold through our online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact our financial results depending on the product that is removed and length of time that it is removed. We also use and rely on other services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control.

The eCommerce operations’ efforts of SciSparc Nutraceuticals to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing our sales and achieving profitability.

If we do not successfully promote and sustain our new and/or existing product listings and brands through marketing and other tools, we may fail to maintain or increase our sales and achieve profitability. Promoting and positioning our brands and product listings will depend largely on the success of our marketing efforts, our ability to attract customers cost effectively and our ability to consistently provide a high-quality product and maintain consumer satisfaction. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential customers, potential customers may decide not to buy our products or the spending of customers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to promote our product listings and sell our products, and to develop and maintain relationships with our customers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

If the eCommerce operations of SciSparc Nutraceuticals fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education and training of customer support personnel to deliver high-quality customer support are important for the successful retention of existing customers. Providing this education, training and support requires that our support personnel have specific knowledge and expertise of our products and markets, making it more difficult for us to hire experienced personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not provide effective and timely ongoing support, our ability to retain existing customers may suffer, and our reputation with existing or potential customers may be harmed, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

The eCommerce operations’ efforts of SciSparc Nutraceuticals to expand our business into new brands, products, services, technologies and geographic regions will subject us to additional business, legal, financial and competitive risks and may not be successful.

Wellution’s business success depends to some extent on our ability to expand our consumer offerings by launching new brands, products and services and by expanding our existing offerings into new geographic regions. Our strategy is to use our skills to determine which markets to enter and optimize the mix of products and services that we offer.

Launching new brands, products and services requires significant upfront investments, including investments in marketing (namely digital marketing and Pay Per Click (PPC), information technology and additional personnel. We operate in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow our business. We may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new brands, products or services or to expand our existing offerings could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that we will be able to operate our networks effectively.

We have also entered and may continue to enter new markets and provide product offerings in which we have limited or no experience, which may not be successful or appealing to our customers.

The eCommerce consumer products goods industry is subject to evolving standards and practices, as well as changing consumer needs, requirements and preferences. Our ability to attract new customers and increase revenue from existing customers depends, in part, on our ability to enhance and improve our existing tools that enable us to pinpoint new markets and introduce new products. The success of any enhancements or new instruments depends on, in part, market-accepted pricing levels and overall market acceptance. We may not be successful in these efforts, which could result in significant expenditures that could impact our revenue or distract management’s attention from current offerings.

Increased emphasis on the sale of new products could distract us from sales of our existing products in existing markets, negatively affecting our overall sales. We have invested and expect to continue to invest in new businesses, products, features, services and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations and unidentified issues not discovered in our due diligence of such investments that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new strategies and offerings are inherently risky, no assurance can be given that they will be successful. Our new features or enhancements could fail to attain sufficient market acceptance for many reasons, including:

●	delays in introducing products in new markets;

●	failure to accurately predict market demand or end consumer preferences;

●	introduction of competing products;

●	poor financial conditions for our customers or poor general macroeconomic conditions;

●	changes in legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our products;

●	failure of our brands, and products, digital promotion activities or negative publicity about the performance or effectiveness of our existing brands and products; and

●	disruptions or delays in the online retailers and, or in addition to, logistics providers distributing our products.

There is no assurance that we will successfully identify new opportunities or develop and bring new products to market on a timely basis, which could materially and adversely affect our business and operating results and compromise our ability to generate revenue.

The eCommerce operations’ use of social media and email by SciSparc Nutraceuticals may adversely impact our reputation or subject us to fines or other penalties.

We use social media and email as part of our digital marketing efforts. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at on our behalf to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting on our behalf may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, customers or others. Any such inappropriate use of social media or email could also cause reputational damage.

Customers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and with no regard to its accuracy. Our customers may engage with us online through our social media platforms, including Facebook and Instagram, by providing feedback and public commentary about all aspects of our business. Information concerning us or our retailers and brands, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition and prospects.

With respect to the eCommerce operations of SciSparc Nutraceuticals, if our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, our business may be substantially harmed.

If email providers or Internet service providers, or ISPs, implement new restrictive email or content delivery or accessibility policies, including with respect to net neutrality, or begin enforcement of existing policies, it may become more difficult to deliver emails to our customers or for customers to access our sites, products and services. For example, certain email providers, including Google, categorize our emails as “promotional”, and these emails are directed to an alternate, and less readily accessible, section of a customer’s inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to customers in a manner compatible with email providers’ email handling or authentication technologies, our ability to contact customers through email could be significantly restricted. In addition, if we are placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, our operating results and financial condition could be substantially harmed. Further, if ISPs prioritize or provide superior access to our competitors’ content, our business and results of operations may be negatively impacted.

The eCommerce operations of SciSparc Nutraceuticals are subject to risks related to online payment methods.

We accept payments using a variety of methods, including credit card, debit card, PayPal, Payoneer, credit accounts (including promotional financing) and gift cards. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. In addition, our credit card and other payment processors could impose receivable holdback or reserve requirements in the future. We rely on third parties to provide payment processing services, including the processing of credit cards and debit cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card or debit card payments from customers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

With respect to the eCommerce operations of SciSparc Nutraceuticals, if we are unable to manage our inventory effectively, our operating results could be adversely affected.

To ensure timely delivery of products, we generally enter into purchase orders in advance with manufacturers. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of product purchases. We rely on our procurement team to order products and we rely on our data analytics to inform the levels of inventory we purchase, including when to reorder items that are selling well and when to write off items that are not selling well. In these instances, we may be unable to always predict the appropriate demand for our products by customers with accuracy, which may result in inventory shortages, inventory write offs and lower gross margins.

If our sales and procurement teams do not predict demand well or if our algorithms do not help us reorder the right products or write off the right products timely, we may not effectively manage our inventory, which could result in inventory excess or shortages, and our operating results and financial condition could be adversely affected.

The eCommerce operations of SciSparc Nutraceuticals, including the costs and supply chain, are subject to risks associated with sourcing, importing and warehousing.

We source the products we offer from third-party vendors and, as a result, we may be subject to price fluctuations or demand disruptions. Our operating results could be negatively impacted by increases in the prices of our products, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and types of products, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current product categories and types. We may not be able to pass increased costs on to customers, which could adversely affect our operating results.

In addition, we cannot guarantee that products we receive from vendors will be of sufficient quality or free from damage or defects, or that such merchandise will not be damaged during shipping or storage. While we take measures to ensure product quality and avoid damage, including evaluating vendor facilities, operations and product samples, conducting inventory inspections and inspecting returned products, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution centers. We may incur additional expenses and our reputation could be harmed if or current or potential customers believe that our merchandise is not of high quality or may be damaged.

Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance, as well as our reputation and brand.

We depend on our ability to provide our customers with a wide range of products from high quality suppliers in a timely and efficient manner. Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers or directly themselves. There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality products to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality products on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, would be materially adversely affected.

We also are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to our customers and materially adversely affect our financial performance as well as our reputation and brand. Our competitors may have greater existing inventory positions and other advantages that may allow them to price more competitively relative to our products. Furthermore, some or all of our suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences, a weakening in global economies or inflation, may result in decreased net revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our income (loss) from operations after tax in a given quarter to be lower or higher than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of equity awards granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given quarter may be lower than expected.

The eCommerce operation’s operating results of SciSparc Nutraceuticals are subject to seasonal fluctuations.

The eCommerce business is seasonal in nature and the fourth quarter is a significant period for our operating results due to the holiday season. As a result, revenue generally declines and loss from operations generally increases in the first quarter sequentially from the fourth quarter of the previous year. Any disruption in our ability to process and fulfill customer orders during the fourth quarter could have a negative effect on our quarterly and annual operating results. For example, if a large number of customers purchase our products in a short period of time due to increased holiday demand, inefficient management of our inventory may prevent us from efficiently fulfilling orders, which may reduce sales and harm our brands.

The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results.

We currently have registered trademarks for our brands in numerous jurisdictions and have registered the Internet domain names for our websites, as well as various related domain names. However, we have not registered our trademarks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. If we do not have, or cannot obtain on reasonable terms, the ability to use our marks in a particular country or to use or register any of our domain names, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand names. Furthermore, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we may not be able to register, use or maintain the domain names that utilize the Wellution name in all of the countries in which we currently or intend to conduct business.

Any significant disruption in service on our websites or apps or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations.

Our ability to sell and market our products relies on FBA platform whose functionality relies upon a number of third-party related services, including those relating to cloud infrastructure, technology services, servers, open-source libraries and vendor application programming interfaces. Any disruption or loss of any of these third-party services could have a negative effect on our business, results of operations, financial condition and prospects. We may experience interruptions in our systems, including server failures that temporarily slow down or interfere with the performance of our platforms and the ability to sell on eCommerce marketplaces.

Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of selling our products. Volume of traffic and activity on eCommerce marketplaces spikes on certain days, such as during a Black Friday promotion, and any such interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems or third-party marketplaces could prevent us from earning revenue and could harm our reputation. Damage to our reputation, any resulting loss of customers, eCommerce confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Our ability to maintain communications, network and computer hardware in the countries in which they are used may in the future be subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. Our systems and infrastructure are predominately reliant on third parties. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our customers. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

As of April 24, 2023, holders of warrants may exercise their warrants into up to 9,500,188 Ordinary Shares. In the event that such warrants are exercised in full, the ownership interest of existing holders of our equity securities will be diluted and may have a negative effect on the trading price of our Ordinary Shares.

The market price of our securities may be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price you paid.

The market price of our Ordinary Shares is volatile. Our Ordinary Share price is and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in our product candidates or clinical trial failures of our product candidates;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our product or product candidates and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the FDA or European or Asian authorities;

●	failure to successfully develop and commercialize our products or product candidates;
●	failure to enter into strategic collaborations or failure to successfully integrate acquisitions we have made;

●	failure by us or strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities through third-party manufacturers, inability to obtain adequate product supply for our products or the inability to do so at acceptable prices;

●	introduction of new products or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failures or delays in our intended Restructuring Plan;

●	failure to meet or exceed the financial expectations of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our platform technologies, technologies, products or product candidates;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	changes in general conditions in the economy and the financial markets;

●	sales of our securities by us or our shareholders in the future; and

●	trading volumes of our securities.

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

Our warrants and pre-funded warrants only represent the right to acquire Ordinary Shares at a fixed price, and in the case of the warrants, for a limited period of time. Specifically, holders of the warrants and pre-funded warrants that we issued in private placements in March 2019, March 2020, March 2021 and June 2022 and in our November 2020 public offering may exercise their right to acquire Ordinary Shares and pay an exercise price per Ordinary Shares (in the case of the pre-funded warrants, $0.001 per Ordinary Share and in the case of other warrants, ranging from $2.57 to $245.00 per Ordinary Share), subject to adjustment upon certain events, and in the case of warrants only prior to five years from their respective issuance dates, after which date any unexercised warrants will expire and have no further value.

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

In addition, on March 10, 2023, we received a written notice, or the Notice, from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement.

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

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal control, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our Ordinary Shares. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

We have not paid, and do not intend to pay, dividends on our Ordinary Shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on our Ordinary Shares since inception. We do not anticipate paying any cash dividends our Ordinary Shares in the foreseeable future. Moreover, the Israeli Companies Law-1999, or the Companies Law, imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in our Ordinary Shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares if we are or were to become a PFIC.

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we would be deemed a PFIC for 2022. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See Item 10.E. “Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Companies” for additional information.

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

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Ordinary Shares. Among other things:

●	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

●	Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

●	our amended and restated articles of association divide our directors into three classes, each of which is elected once every three years;

●	our amended and restated articles of association require a vote of the holders of a majority of our outstanding Ordinary Shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision stating that each year the term of office of only one class of directors will and dividing our directors into three classes, requires a vote of the holders of 65% of the voting power represented at a general meeting of our shareholders and voting thereon has been obtained, provided the majority constitutes more than 33.33% of the total issued and outstanding share capital as of the record date of such meeting. The affirmative vote of at least three-quarters (3/4) of the directors, in addition to the approval of our shareholders, is also required in order to amend our amended and restated articles of association;

●	our amended and restated articles of association provide that director vacancies may be filled by our board of directors;

●	subject to certain exceptions, our amended and restated articles of association restrict us from engaging in certain business combination transactions, with any shareholder who holds 15% or more of our voting power. The transactions subject to such restrictions include mergers, consolidations and dispositions of our assets with a market value of 10% or more of our assets or outstanding shares. Subject to certain exceptions, such restrictions will apply for a period of three years following each time a shareholder became the holder of 15% or more of our voting power; and

●	subject to certain exceptions, our amended and restated articles of association restrict certain transactions which may have a significant effect on the Company’s structure, assets or business, including significant mergers and acquisitions, a disposition of all or substantially all of the assets of the Company, a voluntary dissolution and material changes to the principal business of the Company.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. See “Item 10.E. Taxation-Israeli Tax Considerations and Government Programs” for additional information.

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

Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region may directly affect our business. Any conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

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

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our Ordinary Shares are governed by our amended and restated articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the Company and other shareholders and to refrain from abusing his or her power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is SciSparc Ltd. We were incorporated in the State of Israel on August 23, 2004, and are subject to the Companies Law. Our registered office and principal place of business is located at 20 Raul Wallenberg St., Tower A, 2nd Floor, Tel Aviv 6971916, Israel. Our telephone number in Israel is: +972-73-3447180.

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

Our capital expenditures for 2022, 2021 and 2020 amounted to $9,200, $35,000 and $0, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or CBD and/or other CBR agonists: SCI-110 for the treatment of TS, for the treatment of OSA, and for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD, and SE. We also have a majority-owned subsidiary whose business focuses on the sale of hemp seeds oil-based products and others on the Amazon.com marketplace.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases of the central nervous system such as TS, OSA and Alzheimer’s disease and agitation.

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

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we are developing a regulatory dossier to be submitted to the FDA, BfArM and the MoH, for our SCI-110 program for TS.

In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. Sporadic observation in healthy or sick individuals indicated that cannabis products and in particular THC have calming and anti-anxiety effects. Based on our pre-clinical and clinical experience using SCI-110 we believe that this treatment may potentially be found to be more safe and efficacious than THC alone. In November 2022, we announced positive interim results from our Phase IIa trial of SCI-110 in patients with Alzheimer’s disease and agitation. Agitation manifests in the course of Alzheimer’s disease progression in almost all affected patients, increasing patients’ suffering and burden of care. This Phase IIa clinical trial is an open label study, which includes 20 patients diagnosed with Alzheimer’s disease and agitation, to evaluate the safety, tolerability and efficacy trends of twice daily oral administration of SCI-110. In December 2021, The Israeli Medical Center for Alzheimer’s recruited the first patient to participate in the phase IIa clinical trial. Additionally, following positive results in a pre-clinical study that consisted of in vitro tests which showed synergy between CBD and PEA, we announced in December 2019 progression of SCI-210 into a clinical stage, and our plans to initiate a randomized, double blind placebo controlled study to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD. In 2022, we received approval from the Ethics Committee of The Soroka University Medical Center and the MoH to conduct the Company’s clinical trial for SCI-210 in patients suffering from ASD. We also have a pending regulatory request submitted to the Israeli Medical Cannabis Agency, or IMCA, for this clinical study.

In addition, in March 2021, we announced an agreement with The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center to examine the potential role of SCI-210 on SE. The study commenced in the second half of 2021. In December 2022, we announced positive results from the study which reaffirm the potential of its proprietary combination products to have a positive effect while minimizing adverse side effects for SE treatment.

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

Our Pharmaceutical Drug Development Programs

SCI-110 - TS, Alzheimer’s disease and agitation and OSA

We believe that our pharmaceutical product candidate, SCI-110, offers a safe and potentially effective solution for a variety of medical concerns. Despite being in its early phases of clinical testing, the application of SCI-110 has extended into several treatments, including TS, OSA and Alzheimer’s disease and agitation.

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

Following the Phase IIa study, we plan to initiate a multinational, multicenter, Phase IIb randomized, double-blind, placebo controlled study to evaluate safety, tolerability and efficacy of daily oral SCI-110 in treating adults with TS, with Yale Child Study Center at Yale University, USA, Hannover Medical School, Germany and Tel-Aviv Sourasky Medical Center, Israel. The study is expected to include approximately 84 patients. Study patients are randomized to either oral SCI-110 or placebo at a 1:1 ratio. The overall estimated study duration is 18-24 months. We may also be required to conduct further preclinical studies in parallel to our clinical plans as part of registration process with the FDA and EMA. Following these studies, if successful, we intend to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled study to evaluate the safety, tolerability and efficacy of up to twice daily oral SCI-110 in treating TS. During 2022, we received Ethics Committee approvals from Hannover Medical School in Hannover, Germany, and the Tel Aviv Sourasky Medical Center and we are planning to submit an application to the IRB of the Child Study Center at Yale School of Medicine. In addition, we received the MoH approval to conduct the study in Israel, and we are developing a regulatory dossier to be submitted to the FDA and BfArM, for our SCI-110 program for TS.

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. The request is still pending and we are in communication with FDA. Our last communication was in December 2020 when we received a letter from FDA raising a concern that it will be hard to limit the use of the pharmaceutical product to the subset of patients we are pursuing. There is no assurance that we will successfully obtain orphan drug designation for TS. However, in light of the fact that we disagree with this concern expressed by the FDA, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the pharmaceutical product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March we sent our response to the FDA. In June 2021, we received a response from the FDA, explaining that they are unable to grant our request until new information becomes available to support our request for orphan drug designation. We will re-visit the application after we obtain clinical results from our upcoming phase IIb study in TS.

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

In February 2021, we signed an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. The study’s primary objective is the safety of SCI-110 and the secondary objective is the ability of the compound to ameliorate agitation and other behavioral disturbances in patients with Alzheimer’s disease. The study will be initiated immediately after receipt of all the required approvals from the IRB and the MoH. The study, titled “Clinical Study Protocol Phase II-a open label trial to evaluate the safety, tolerability and efficacy trend of SCI-110 in patients with Alzheimer’s Disease and agitation,” is expected to be conducted under the leadership of Dr. Alex Kaplan, MD, Principal Investigator and board-certified geriatrician. In December 2021, The Israeli Medical Center for Alzheimer’s recruited the first patient to participate in the phase IIa clinical trial. In November 2022, we announced positive interim results from our Phase IIa trial of SCI-110 in patients with Alzheimer’s disease and agitation. At the interim analysis, the study met its primary endpoints of safety, including non-treatment related adverse events and drop out patients from the study; specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls even in the highest dose tested (12.5MG Dronabinol+400mg PEA).

In addition, the interim analysis showed that the study also met its secondary endpoint of Change from Baseline to end of treatment in agitation measured by the Cohen Mansfield Agitation Inventory, or CMAI; out of the eight patients enrolled, six showed amelioration in agitation with no need to use rescue medication to control agitation. CMAI is a standard measure for measuring agitation in people with dementia.

Additionally, the interim analysis showed in the exploratory endpoints that appetite was increased in six out of the eight patients, as measured by the Edinburgh Feeding Evaluation in Dementia Scale. No effect was observed on cognitive measurements and sleep quality, as measured by the Mini Mental State Exam, and by the Alzheimer’s Disease Assessment Scale-cognitive subscale (for cognitive impairment assessments) and the Pittsburgh Sleep Quality Index (for quality of sleep assessment).

This Phase IIa clinical trial is an open label study, which includes 20 patients diagnosed with Alzheimer’s disease and agitation, to evaluate the safety, tolerability and efficacy trends of twice daily oral administration of SCI-110. At the interim analysis, the study met its primary endpoints of safety, including non-treatment related adverse events and drop out patients from the study; specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls even in the highest dose tested (12.5MG Dronabinol+400mg PEA). In addition, the interim analysis showed that the study also met its secondary endpoint of Change from Baseline to end of treatment in agitation measured by the CMAI; out of the eight patients, six showed amelioration in agitation with no need to use rescue medication to control agitation. Additionally, the interim analysis showed in the exploratory endpoints that appetite was increased in six out of the eight patients, as measured by the Edinburgh Feeding Evaluation in Dementia Scale. No effect was observed on cognitive measurements and sleep quality, as measured by the Mini Mental State Exam, and by the Alzheimer’s Disease Assessment Scale-cognitive subscale (for cognitive impairment assessments) and the Pittsburgh Sleep Quality Index (for quality of sleep assessment). In general, the study medication was well tolerated with no negative response to the treatment observed during the duration of the study (32 days of treatments and seven days for follow-up after the study drug was stopped).

SCI-210 - ASD and SE

We believe that our pharmaceutical product candidate, SCI-210, offers a safe and potentially effective solution for a variety of medical concerns. Despite being in its early phases of pre-clinical and clinical testing, the application of SCI-210 has extended into several treatments, including ASD and SE.

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

In December 2019, we announced the progression of SCI-210 into clinical stage. In light of this, we plan to initiate a randomized, double blind placebo controlled study to evaluate the efficacy, safety and tolerability of SCI-210 in treating patients with ASD. We have received a regulatory approval to conduct the study from the MoH and the Helsinki Committee at the Soroka University Medical Center. We also have a pending regulatory request submitted to the IMCA for this clinical study. On August 8, 2022, we announced that we have received approval from the MoH to conduct the Company’s clinical trial for SCI-210 in patients suffering ASD and on January 9, 2023, we signed an agreement with the Soroka University Medical Center in Be’er-Sheva, Israel to conduct the Company’s clinical study for SCI-210 in patients suffering from ASD.

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

In 2018, GW’s Epidiolex, a plant-based, pharmaceutical grade CBD extract was approved by the FDA for the treatment of seizures associated with two rare and severe forms of epilepsy. Our study for SCI-210 previously met its endpoint (efficacy) when comparing its effect to the effect of CBD alone in an in-vitro hepatocytes model of fat accumulation; the effect of CBD was enhanced by the addition of PEA, lowering the required effective concentration of CBD. In this study, we hope to meet the study endpoint (efficacy) when comparing treatment using our pharmaceutical product candidate compared to the effect of CBD alone on SE and its neurological cognitive sequelae.

Market Size

According to the World Health Organization, or WHO, report on epilepsy in 2019, around 50 million people have epilepsy. In addition, it has been estimated that the global epilepsy market size would grow from $10.6 billion in 2021 to $14.9 billion towards the end of 2031. North America accounted for approximately 50% of the global epilepsy therapeutics market in 2021. The U.S. is the largest epilepsy drug market in North America.

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

In March 2021, we entered an agreement with The Sheba Fund for Health Services and Research, to perform a pre-clinical study for the evaluation of our SCI-210 drug development program for the treatment of SE. The pre-clinical study is expected to investigate the potential advantage of our proprietary combination of SCI-210 by harnessing the “sparing effect” phenomenon. In the study, the effect of SCI-210 is compared to CBD single treatment in animal model (mice) of SE. The study commenced in the second half of 2021. On December 7, 2022, we announced positive results from our study of SCI-210 on SE, conducted at The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, which reaffirm the potential of its proprietary combination products to have a positive effect while minimizing adverse side effects. Our SCI-210 platform combines PEA with CBD. The non-clinical trial objective was to study the potential therapeutic effects of SCI-210 on SE and on neuro-biochemical markers for neurological cognitive sequelae. A pilocarpine SE-induced mice (C57BL/6 male) model to study SCI-210’s effects on seizure severity and mortality was used. After calibration, four groups of animals were studied: an effective-high dose CBD group, a sub-effective dose CBD group, a SCI-210 group (a combination of sub-effective CBD dose and PEA) and a non-treated control group. The results indicated differences in mortality rate as well as seizure rates over time. In the low-CBD group, a higher mortality rate (although not significant) was found and therefore it is reasonable to believe that no significant impact on neuronal protection was achieved. In the high-CBD group, higher, although not significant, levels of neuronal protection were found together with a decreased mortality rate when compared to control. The level of neuronal protection in the SCI-210 treatment was significantly higher compared to the control group and no mortality was found in this group. It was concluded that SCI-210 treatment may potentially be more effective than a CBD monotherapy. Moreover, since the concentrations used in the combo treatment are significantly lower than those recommended for CBD monotherapy, this treatment also has the potential to be safer.

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

Market Size

The global pain management drugs market size was estimated at $78.14 billion in 2022 and is projected to hit around $115 billion by 2032, growing at a CAGR of 3.94% during the forecast period 2023 to 2032. On the basis of geography, North America dominated the market and captured more than 45% revenue share in 2022.

According to the U.S. National Center for Health Statistics, over 310 million major procedures are performed annually, of which approximately 40 to 50 million are in the U.S. and 20 million in Europe. Moreover, there is a rise in the rate of surgeries worldwide which is the primary reason for the growing consumption of pain management drugs. Subsequently, the increased cancer therapies associated with pain incidence and a rising geriatric population having various therapies drive the market. Consumer preference for pain management therapies is influenced by their high availability, ease of access, heightened awareness, cost-effectiveness, and rapid relief.

Furthermore, rising road accidents due to the increasing number of vehicles and traffic violations lead to related trauma injuries, which create demand for pain management post surgeries. According to the WHO, 1.3 million people die yearly from road traffic crashes. Between 20 and 50 million people suffer from non-fatal injuries, with many incurring a disability due to their injury.

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

Our SCI-160 Solution for pain

SCI-160 is a newly synthetic cannabinoid, a specific CB2 agonist with high CB2 receptor affinity.

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

Collaboration with Clearmind

On March 7, 2022, we entered into a cooperation agreement, or the Cooperation Agreement, with Clearmind. The Cooperation Agreement includes, among others, examination of the benefit of integrating the core technologies of each company to explore the development of psychedelic-centric drug candidates and targeting mental health-related diseases. Pursuant to the terms of the Cooperation Agreement, we conducted a joint pre-clinical study with Clearmind. Under the Cooperation Agreement, we aim to pursue, develop and commercialize psychedelic-centric drug candidates. Our collaboration with Clearmind has resulted as of the date of this Annual Report, in the filing of nine patent applications. All patent applications refer to the combination of SciSparc’s CannAmide™ with Clearmind’s 5-Methoxy-2-aminoindane, or MEAI, an innovative proprietary psychedelic treatment for addictions and others.

In May 2022, we announced that our collaboration with Clearmind resulted in the filing of a provisional patent application related to a psychedelic combination therapy treating numerous binge behaviors. The patent application referred to the combination of our CannAmide™ with Clearmind’s MEAI. The patent application followed successful pre-clinical studies that showed a significant dose dependent effect for MEAI treatment in reducing alcohol consumption of treated animals, with additional significant effect for the CannAmide™ treatment at the lower sub-effective MEAI dose. Additionally, in May 2022, we announced positive safety profile results from our joint pre-clinical trial with Clearmind. The trial tested the proprietary combination of our CannAmide™ with Clearmind’s psychedelic molecule, MEAI, for alcohol consumption. A histopathology assessment was conducted on several organs (heart, lungs, liver, kidneys, brain, pancreas, spleen, and thyroid gland) from all experiment groups (n=3-5 per group) to determine the safety of the proprietary combination of MEAI and CannAmide™ versus control (mice) that were not exposed to alcohol). The severity of changes was scored by a 5-point scale by a qualified blinded toxicologist (Schafer et al., Toxicol Pathol 2018, 46:256-265). The results indicated a high safety profile of the combination treatment with no treatment-related changes observed.

In June 2022, we announced that our collaboration with Clearmind resulted in the filing of a provisional patent application related to treating cocaine addiction. The patent application refers to the proprietary combination of our CannAmide™ with Clearmind’s MEAI, for treating cocaine addiction.

In August 2022, we announced additional positive pre-clinical results of our psychedelic-based pharma collaboration for treatment for cocaine addiction using MEAI. These pre-clinical study results added to our announcements regarding our collaboration with Clearmind for their combination treatment based on our CannAmide™ compound and Clearmind’s MEAI for various addictions, including pre-clinical studies results, the filing of two provisional patent applications related to compositions comprising MEAI and n-acylethanolamines and uses thereof and treating cocaine addiction. The pre-clinical trial was led by Professor Gal Yadid and his team from the Gonda Multidisciplinary Brain Research Center located at Bar Ilan University (Ramat Gan, Israel) and was designed to evaluate the possible reward-like effects of MEAI with connection to cocaine and its ability to abolish cocaine-induced conditioned place preference. In the pre- clinical trial, the self-administration paradigm was utilized, which is the gold-standard model for examining drug addiction and is based on operant conditioning. Rats were catheterized and trained to self-administer cocaine. The results identified a statistically significant sub-group within the study, in a non-biased manner and high integrity, which dramatically responded to the treatment, significantly decreasing the craving for cocaine as compared to non-treated control group. This sub-group, representing 60% of animals, showed a very high response within the group.

In September 2022, we announced that Clearmind filed a provisional patent application related to metabolic syndromes including obesity, regarding our collaboration with Clearmind. The patent application is the third of the collaboration, each referring to the proprietary combination of our PEA and Clearmind’s MEAI.

In February 2023, we announced that announced that Clearmind filed three provisional patent applications were filed by Clearmind with the USPTO as a part of our ongoing collaboration. The patent applications refer to novel proprietary combinations of lysergic acid diethylamide, psilocybin, and N,N-dimethyltryptamine and our PEA. Additionally, in February 2023, we announced that as part of our ongoing collaboration with Clearmind, Clearmind filed three provisional patent applications with the USPTO, for unique combinations of future psychedelic-based compounds. The patent applications refer to novel proprietary combinations of 3,4 Methylenedioxymethamphetamine, Ibogaine and Ketamine each with our PEA.

Collaboration with Polyrizon

On May 31, 2022, we entered into a collaboration agreement with Polyrizon Ltd., or Polyrizon, a biotech company focused on the development of innovative medical device hydrogels delivered in the form of nasal sprays, or the Polyrizon Collaboration Agreement. As part of this collaboration, we will work together to develop a unique technology for the treatment of pain, based on our SCI-160 platform and Polyrizon’s Trap and TargetTM intranasal drug delivery technology to target the central nervous system. We have agreed to pay development fees to Polyrizon up to a total of $2,550,000 upon the completion of certain milestones, as well as royalties in the low single digits upon sales of products under the agreement and additional royalties for sales under any sublicense by us.

Acquisition of Wellution™

On September 14, 2022, we entered into the Wellution Acquisition Agreement with Merhavit M.R.M Holding and Management Ltd., or M.R.M, and the other parties named therein, to acquire from M.R.M its rights to purchase, the Wellution™ brand. In connection therewith, we incorporated a new wholly owned subsidiary, SciSparc Nutraceuticals, to hold the new assets of the Brand. The Brand sells hemp-based products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States. In total, the Brand has over 40,000 product reviews, many of which are 4 and 5-star reviews.

The closing of the acquisition of the Brand occurred on September 30, 2022 and in accordance with the Wellution Acquisition Agreement, at the closing, we paid a base cash payment of $4.59 million. Upon the lapse of 12 months from the closing, September 30, 2023, we will pay, pursuant to the Wellution Acquisition Agreement, an additional deferred cash payment of a multiple of three times the amount by which the acquired Brand EBITDA exceeds $1.12 million (defined as SDE, which is defined in the Wellution Acquisition Agreement and includes certain price adjustments such as research and development expense).

In accordance with the Wellution Acquisition Agreement, at the closing, we issued to M.R.M $15 million worth of warrants to purchase up to an aggregate amount of 2,142,857 of our Ordinary Shares, or the M.R.M Warrants. The M.R.M Warrants have an exercise price of $7.00 per share and an exercise period of five years from the closing, until September 30, 2027. The M.R.M Warrants will become exercisable during the exercise period upon the earlier of (i) an achievement of $100 million of gross sales by the Brand in the aggregate or (ii) if the price of our Ordinary Shares closes at $10.00 or above.

On February 23, 2023, we entered into the Wellution Sale Agreement with Jeffs’ Holdings and Jeffs’ Brands, pursuant to which, at the closing on March 28, 2023, Jeffs’ Holdings acquired from us a number of shares of common stock of SciSparc Nutraceuticals, equal to approximately a 49% interest in our wholly owned subsidiary, SciSparc Nutraceuticals, which owns the WellutionTM Brand, for a cash consideration of $2.5 million. In addition to the cash consideration upon closing, we received from Jeffs’ Brands an additional amount accounting for certain purchase price adjustments related to inventory and working capital, which adjustments increased the purchase price by approximately $489,330.

Following the closing of the Wellution Sale Agreement on March 28, 2023, including an equity conversion of the financing amounts we previously provided to SciSparc Nutraceuticals for working capital, we hold approximately 51% of the outstanding capital stock of SciSparc Nutraceuticals.

In connection with the Wellution Sale Agreement, at the closing, Jeffs’ Brands and SciSparc Nutraceuticals entered into a consulting agreement, or the Wellution Management Agreement for the provision of services by Jeffs’ Brands for the management of the Brand for a monthly fee of $20,000. Jeffs’ Brands also received a one-time signing bonus at the closing in the amount of $51,000. The Wellution Management Agreement is in effect for an undefined period of time and may be terminated by either party with 30 days’ advance notice.

In addition, pursuant to the Wellution Sale Agreement, at the closing, we undertook a share exchange with Jeffs’ Brands, in which we acquired 247,415 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 360,297 of our Ordinary Shares, in each case having an aggregate value of $288,238, or the Share Exchange. The number of shares exchanged was calculated based on the average closing price of the shares on the Nasdaq for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

Joint Venture with Jeffs’ Brands

On November 15, 2022, we entered into a letter of intent with Jeffs’ Brands, to establish a joint venture for the development of a new food supplements product line and its online marketing, or the Jeffs’ Joint Venture. Pursuant to the letter of intent, we will form a joint venture together with Jeffs’ Brands in which we will each own 50%. Upon entry into definitive agreements, we will be responsible for the development of the new food supplement product line that will be marketed on the Internet by Jeffs’ Brands. Decision regarding the products for development will be made mutually by the parties and will be based on Jeffs’ Brands’ advanced technology analysis of in-demand products with potential high profitability. As further detailed above, on March 28, 2023, we consummated the Wellution Sale Agreement to sell a 49% interest in SciSparc .Nutraceuticals. We intend to work together with Jeffs’ Brands to incorporate the activity of the intended Jeffs’ Joint Venture through SciSparc Nutraceuticals.

Restructuring Plan

On January 25, 2023, we announced that our board of directors resolved to pursue a Restructuring Plan which involves transferring our pharmaceutical activities to NewCo. As part of the Restructuring Plan, we intend to examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors.

Any restructuring and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and satisfaction of any closing conditions to effectuate such corporate restructuring and listing of NewCo. There can be no assurance regarding the ultimate timing of the intended restructuring and listing of NewCo or that they will be completed at all. As of the date of this Annual Report, we have not initiated the Restructuring Plan.

Intellectual Property

Our intellectual property portfolio comprises seven granted U.S. patents, pending patent applications in nine families, all of which are currently international PCT applications or PCT applications that have entered the national phase. Of this portfolio, we have exclusively licensed one granted U.S. patent from Dekel and one patent family from Yissum. Our intellectual property portfolio also includes two trademarks.

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

In April 2015, we filed a provisional application with the USPTO for combinations of cannabinoids, n-acylethanolamines, and inhibitors of n-acylethanolamine degradation, which, in April 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to utilizing the potentiating effect of n-acylethanolamines on cannabinoids for any cannabinoid amenable indication, including but not limited to analgesia and TS. The 20-year term of any patent issuing from this application would expire in April 2036. In August and September 2021, the patent was granted in Australia and Japan, respectively, and three patents have been issued in the U.S., two in December 2021 and one in February 2022. In December 2022, we were granted a patent from the EPO.

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

In July 2016, we filed a provisional application with the USPTO for the use of cannabinoids for potentiating the efficacy of antibiotics, which in July 2017 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and China. The 20-year term of any patent issuing from this application would expire in July 2037. In November 2022, the USPTO issued this patent called “Compositions and Methods of Potentiating Antimicrobials” .

In January 2018, we filed a provisional application with the USPTO directed to methods of treating OSA, which in January 2019 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and Australia. The 20-year term of any patent issuing from this application would expire in January 2039.

In April 2019, we filed a provisional application with the USPTO directed to compositions and methods for potentiating derivatives of 4-aminophenols, which in April 2020 was converted into an international PCT application. The PCT application subsequently entered the national phase in Australia, Canada, China, EPO, Israel, India, Japan, Mexico, Russia, and the U.S. The 20-year term of any patent issuing from this application would expire in April 2040.

In August 2020, we filed a provisional application with the USPTO directed to methods for maintaining microvascular integrity, which in August 2021 was converted into an international PCT application. The PCT application subsequently entered the national phase in Australia, Canada, China, EPO, Israel, India, Japan, and the U.S. The 20-year term of any patent issuing from this application would expire in August 2041.

In August 2022, we received an Israeli patent for our core technology that treats central nervous systems disorders. The invention relates to “Pharmaceutical compositions comprising cannabinoids and N-acylethanolamines, and methods for their use in preventing and treating a variety of cannabinoid-treatable conditions.”

In November 2022, the USPTO granted us a new patent - U.S. Patent No. 11,491,172, title: COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS. This patent further strengthens our intellectual property portfolio and protection of our core technologies, and in one of the most important markets in the world. This is SciSparc’s seventh granted patent in the United States.

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

On July 14, 2019, we entered into an amendment to the license agreement, to encompass our and Dekel’s original intention to exclude certain consumer packaged goods (including, inter alia, food, beverage, cosmetics, pet products and hemp based products, which are sources of nutrients or other substances which may have a nutritional effect) from the scope of the licensed products and the field of our activity, as described in the license agreement, which intention was not reflected in the license agreement, and therefore, desired and agreed to amend the license agreement to reflect the foregoing clarification, as well as certain additional less material matters as discussed in the amendment. The amendment also prescribes a specific development plan under the license agreement requiring us to invest in the licensed technology (as defined under the license agreement) formulation development and maintenance of a total annual investment cap of $350,000 and for a non-compete and non-solicitation obligation by Dekel and Dr. Shmulewitz, our former chairman and chief executive officer, towards our field of activity.

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

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive one. For more information, see Item 3D. “Risk Factors-Risks Related to our Intellectual Property.”

The following table summarizes our portfolio of patents:

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Pending	19-Jul-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Canada	Pending	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	May 2036	THX-110 THX-210
United States of America	Pending	01-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Granted	10-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	October 2037	THX-110 THX-210
United States of America	Granted	30-Aug-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	October 2037	THX-110 THX-210
United States of America	Pending	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Pending	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
United States of America	Pending	12-Nov-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
Israel	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Israel	Pending	31-Mar-2022	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
China (People’s Republic)	Pending	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
European Patent Convention	Pending	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
European Patent Convention	Pending	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Japan	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Japan	Pending	30-Mar-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Pending	30-Jun-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Israel	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
China (People’s Republic)	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Japan	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Japan	Pending	30-Apr-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
European Patent Convention	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Pending	27-Nov-2020	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Canada	Pending	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Pending	29-Jul-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
European Patent Convention	Pending	28-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	24-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Hong Kong	Pending	24-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Canada	Pending	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Canada	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
China	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
European Patent Convention	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Hong Kong	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Israel	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
India	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Japan	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Mexico	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Israel	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Russia	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Hong Kong	Pending	18-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
United States of America	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
China	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United Kingdom	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
Germany	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
France	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Granted	09-Jun-2020	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
European Patent Convention	Pending	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
China	Pending	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Granted		* Compositions comprising CB receptor agonists, uses thereof and methods for their preparation	October 2029	THX-160
United Kingdom	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
Germany	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
France	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
United States of America	Granted	29-Jul-09	* COMPOSITIONS AND METHODS FOR TREATING INFLAMMATORY DISORDERS	July 2029
Australia	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Canada	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
China	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
European Patent Convention	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Israel	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
India	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Japan	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
United States of America	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041

We have also been granted a trademark for CannAmide™ in the United States with registration pending.

Sales and Transfer of Intellectual Property Assets

Transaction with Former Subsidiary

In June 2016, we entered into a share transfer agreement with our former subsidiary, Orimmune Bio Ltd., or Orimmune, and Karma Link Ltd., or Karma Link. According to the agreement, we agreed to sell our interests in Orimmune to Karma Link, and also use our best efforts to transfer to and assign Orimmune our rights in the Anti-CD3 technology

On December 13, 2018, an additional amendment to the transfer agreement was signed, or the Additional Amendment, between us, Karma Link and Orimmune, under which it was agreed that Orimmune (and Karma Link) will be assigned certain rights in IP related to the licensed technology owned by us, subject to certain conditions precedent. In 2021, we received the approval of the IIA to complete the assignment and we are now seeking to complete the transaction. As of the date of this Annual Report on Form 20-F, the conditions precedent have not yet been completed and the assignment of the intellectual property rights related to the licensed technology owned by us has not yet been transferred.

MitoCare X Bio

On March 10, 2022, we entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, we invested an initial amount of $700,000 in MitoCareX and agreed to invest over the next two years an additional $1,000,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCareX. MitoCareX is focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants and indemnification provisions and on March 31, 2022, the closing conditions were met.

On February 17, 2023, we announced that MitoCareX has achieved its first milestone pursuant to the MitoCareX Agreement. The first milestone refers to the establishment of MitoCareX’s cloud-based computing infrastructure that is expected to allow its future expansion into machine learning system. The system is harnessed to investigating mitochondrial carriers that are crucial for cell viability. As a result of MitoCareX meeting this milestone, we invested an additional $400,000 in MitoCareX and increase our share ownership holdings in MitoCareX Bio from 31.48% to 41.92%.

Commercialization

Although we started early commercialization of our proprietary PEA oral tablets CannAmide™, we intend to build a global commercial infrastructure to effectively support the commercialization of our main pharmaceutical product candidates, if and when we believe regulatory approval of a pharmaceutical product candidate in a particular geographic market appears imminent.

To develop the appropriate commercial infrastructure, we will likely have to invest significant amounts of financial and management resources, some of which we expect to commit prior to completing the regulatory process for our pharmaceutical product candidates. Where appropriate, we may elect in the future to utilize strategic partners, distributors, or contract sales forces to assist in the commercialization of our pharmaceutical products. In certain instances we may consider building our own commercial infrastructure.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, to the best of our knowledge, there are multiple companies that are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis, received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood epilepsy syndromes. In addition, GW is developing, among others, CBDV based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy and schizophrenia. Zynerba is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies and ASD. Skye is focused on developing proprietary, synthetic cannabinoid-derived molecules to treat glaucoma and other diseases with significant unmet need. Corbus Pharmaceuticals Holdings is seeking FDA approval for their synthetic cannabinoid for systemic sclerosis, cystic fibrosis, dermatomyositis and systemic lupus erythematosus and metabolism and solid tumors. RespireRx is developing dronabinol for OSA treatment. Synendos is a developer of endocannabinoid modulators for the treatment of CNS disorders. It has developed pharmaceutical products to restore the natural function of the brain and treat neuropsychiatric disorders. Synendos is developing small molecules as selective endocannabinoid reuptake inhibitors that increase the levels of endogenous cannabinoids to treat CNS disorders caused by cannabinoid deficiency. Inversago Pharma (formerly GIcare Pharma) is focused on developing peripheral cannabinoid (CB1) receptor antagonist/inverse agonist for the treatment of metabolic diseases such as obesity, insulin resistance, and liver fibrosis. Its drug INV-101 (Inverse agonist of peripheral CB1) under phase-1.

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

Manufacturing

We currently contract with third parties for the manufacturing and testing of our product candidates for preclinical trials and clinical trials and also intend to do so in the future. We do not own or operate manufacturing facilities for the production of clinical quantities of our product candidates. The use of contracted manufacturing and reliance on collaboration partners is relatively cost-efficient and may eliminate the need to directly invest in manufacturing facilities and additional staff.

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

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase, the time between IND submission and NDA submission, and all of the review phase-the time between NDA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

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

Pediatric Exclusivity and Pediatric Use

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity-patent or non-patent-for a drug if certain conditions are met. Conditions for exclusivity include a determination by the FDA that information relating to the use of a new drug in the pediatric population may produce health benefits in that population; a written request by the FDA for pediatric studies; and agreement by the applicant to perform the requested studies and the submission to the FDA; and the acceptance by the FDA, of the reports of the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications.

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

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition-generally a disease or condition with a prevalence of fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with an FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that drug product candidate for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product candidate with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee. In addition to the potential seven years of market exclusivity after approval, orphan drug designation status qualifies sponsors for tax credits for qualified clinical trials and exemption from user fees.

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

The DEA categorizes controlled substances into one of five schedules-Schedule I, II, III, IV or V-with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. Schedule I substances may be used only in federally approved research programs and may not be marketed or sold for dispensing to patients in the United States. Pharmaceutical product candidates having a currently accepted medical use that are otherwise approved for marketing may be listed as Schedule II, III, IV or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence. The regulatory requirements are more restrictive for Schedule II substances than Schedule III substances. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist in most situations and cannot be refilled.

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

The European Commission implemented the centralized procedure for the approval of human drugs to facilitate marketing authorizations that are valid throughout the European Economic Area, or EEA. This procedure results in a single marketing authorization granted by the European Commission that is valid across the European Union, as well as in Iceland, Liechtenstein and Norway (forming together the EEA). The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated “orphan drugs” (drugs used for rare human diseases) and (iv) advanced-therapy medicines, such as gene- therapy, somatic cell-therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used for human drugs which do not fall within the above mentioned categories if the human drug (a) contains a new active substance which, on the date of entry into force of this Regulation, was not authorized in the Community; or (b) the applicant shows that the medicinal product candidate constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization in the centralized procedure is in the interests of patients or animal health at the European Community level.

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or CHMP, with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product candidate is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: (1) the seriousness of the disease to be treated; (2) the absence of an appropriate alternative therapeutic approach, and (3) anticipation of exceptional high therapeutic benefit. In this circumstance, EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter.

Should any Member State refuse to recognize the marketing authorization by the reference member state, on the grounds of potential serious risk to public health, the issue will be referred to the Committee for the Mutual Recognition and Decentralized Procedures human. Within a timeframe of 60 days, member states shall, within the coordination group, make all efforts to reach a consensus. If this fails, the procedure is submitted to the CHMP for arbitration. The opinion of the CHMP is then forwarded to the Commission, for the start of the decision making process. As in the centralized procedure, this process entails consulting various European Commission Directorates General and the Standing Committee on Human Medicinal Product candidates or Veterinary Medicinal Product candidates, as appropriate. Since the initial approvals of Sativex in the United Kingdom and Spain, there have been three “waves” of additional approvals under three separate MRPs. Each of these procedures have been completed without any referral, and therefore without any delay.

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

Pricing and Reimbursement in Foreign Countries

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, a member state of the European Union may approve a specific price for the medicinal product candidate. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical product candidates will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, product candidates launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

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

In addition, in November 2020, DHHS finalized a regulation aimed at lowering prescription drug prices and out-of-pocket spending for prescription drugs by excluding rebates on prescription drugs paid by manufacturers to or purchased by Medicare Part D plan sponsors or PBMs acting under contract with Medicare Part D plan sponsors from the existing discount safe harbor under the federal AKS. The regulation reflects the first change to the AKS discount safe harbor since the Medicare Part D program was established. In addition to the rebate exclusions, two new safe harbors were added. One of these new safe harbors protects point-of-sale reductions in price from a manufacturer to a plan sponsor under Medicare Part D or a MCO for a prescription drug payable, in whole or in part, by a plan sponsor under Medicare Part D or a MCO, provided certain conditions are met. The other protects certain fixed-fee services arrangements between manufacturers and PBMs.

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

Current Regulatory Status of SciSparc’s Pharmaceutical Products

United States

The active ingredient in our pharmaceutical product candidate SCI-110 is a Schedule I controlled substance. Other drug candidates in our portfolio are either not controlled or as yet to be scheduled.

Our drug candidate SCI-110 is being developed, among others, for the treatment of TS. TS may be considered a serious condition with a potentially disabling nature. Thus, it may be eligible for a fast-tracked submission. However, a request for eligibility may be filed by us later in the development of this molecule. In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe TS patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After we had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about our ability to limit the use of the pharmaceutical product to the subset of patients we are pursuing. Due to the fact that we disagree with this concern, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the pharmaceutical product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March 2021, we sent our response to the FDA. In June 2021, we received a response from the FDA explaining that they are unable to grant our request until new information becomes available to support our request for orphan drug designation. We will re-visit the application after we obtain clinical results from our upcoming phase IIb study in TS.

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

C. Organizational Structure

SciSparc Nutraceuticals Inc. is our majority-owned subsidiary (approximately 51%), a company focused on e-commerce operations of Wellution™, a top- seller account of Amazon, which sells hemp-based products. Brain Bright Ltd. is an inactive wholly-owned subsidiary. In addition, we also own 85% of the issued and outstanding share capital of Evero Health Ltd., a company focused on the development and commercialization of SCI-110 sleep technology.

On November 17, 2022, we invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 230,769 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind.

We also hold approximately 31.48% of MitoCareX Bio Ltd., an Israeli private company.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this Annual Report. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2020 can be found in our Annual Report for the fiscal year ended December 31, 2021, filed with the SEC on April 28, 2022.

The following financial data in this narrative are expressed in thousands, except for share and per share data or as otherwise noted.

A. Operating Results

During the year ended December 31, 2022, we have started generating revenues through our subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand. Total revenues recognized in the year ended December 31, 2022, amounted to $1,347 thousand.

Operating Results

To date, we have not generated revenue from our drug development segment from the sale of any pharmaceutical product candidates, and we do not expect to generate significant revenue in this business within the next year at least. As of December 31, 2022, we had an accumulated deficit of approximately $64 million. Our operating activities are described below under “Operating Expenses.”

Revenues

Since the acquisition of the Wellution™ brand, we have generated revenues in the amount of $1,347 thousand.

Cost of goods sold

The cost of goods sold comprises mainly purchase of products and transportation costs to the Company’s warehouse. Since the acquisition of the Wellution™ brand, the cost of goods sold amounted to $322 thousand.

Operating Expenses (in thousands of dollars)

Our current operating expenses consist of two components - research and development expenses and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, research and preclinical studies, chemistry and formulations, regulatory, professional and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	December 31,
	2022	2021
USD in thousands
Wages and related expenses	436	357
Share-based payments	264	27
Clinical studies	369	172
Research and preclinical studies	703	165
Chemistry and formulations	281	335
Regulatory, professional and other expenses	750	934
	2,803	1,990

We expect that our research and development expenses will materially increase as we plan to continue clinical trials and develop new products.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees for accounting, legal, bookkeeping, investor relations, Amazon transaction fees, advertising and promotion on Amazon, regulatory and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	December 31,
	2022	2021
USD in thousands
Wages and related expenses	437	256
Share-based payment	633	16
Professional and directors’ fees	2,499	2,417
Investor relations and business expenses	1,486	784
Office maintenance, rent and other expenses	224	135
Wellution operating expenses	907	-
Regulatory expenses	162	165
Business development expenses	161	5
Total	6,509	3,778

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021 (in thousands of dollars)

Results of Operations

	December 31,
	2022	2021
USD in thousands
Revenues	1,347	-
Cost of goods sold	322	-
Gross profit	1.025	-
Research and development expenses	2,803	1,990
General and administrative expenses	6,509	3,778
Operating loss	8,287	5,768
Company’s share of losses of company accounted for at equity, net	109	-
Financial expense (income), net	(5,818)	21

Net loss	2,592	5,789
Net loss attributable to holders of Ordinary Shares	2,592	5,789

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2022, amounted to $2,803, representing an increase of $813, or 41%, compared to $1,990 for the year ended December 31, 2021. The increase was primarily attributable to an increase of $972 in share-based compensation, clinical studies, research and pre-clinical studies, reflecting the acceleration of clinical studies that were initiated in the previous year.

General and Administrative Expenses

Our general and administrative expenses totaled $6,509 for the year ended December 31, 2022, representing an increase of $2,731, or 72%, compared to $3,778 for the year ended December 31, 2021. The increase resulted primarily from the inclusion of results of our new subsidiary Scisparc Nutraceuticals, which amounted to $907, and comprised mainly by Amazon transaction fees, advertising, and promotion on Amazon. Another main reason for the increase is the increase of $703 in investor relations and business expenses, an increase of $617 in share-based compensation, and an increase of $181 in wages and related expenses.

Operating Loss

Our operating loss for the year ended December 31, 2022, was $8,287, representing an increase of $2,519, or 44%, as compared to an operating loss of $5,768 for the year ended December 31, 2021.

Financial Expense and Income

Financial expense and income consist of revaluations of instruments measured at fair value, exchange rate differences, bank fees, loans interest and other transactional costs.

We recognized financial income in the amount of $7,832 for the year ended December 31, 2022, as compared to no financial income for the year ended December 31, 2021. The financial income recognized in 2022 was primarily due to changes in the fair value of warrants.

We recognized financial expenses for the year ended December 31, 2022, of $2,014, representing an increase of $41,993, as compared to financial expense of $21 for the year ended December 31, 2021. The financial expenses recognized in 2022 are primarily due to issuance expenses of shares and warrants in the amount of $1,204, and losses from the change in the fair value of our investment in securities in the amount of $770.

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2022, was $2,592, representing a decrease of $3,197, or 55%, as compared to $5,789 for the year ended December 31, 2021.

B. Liquidity and Capital Resources (in thousands of dollars)

Overview

Since our inception in 2004, and through December 31, 2022, we have funded our operations principally with $75,225 from the issuance of Ordinary Shares and ADSs, warrants and pre-funded warrants. As of December 31, 2022, we had $3,574 in cash, $77 in trade receivables, $131 in other accounts receivable, $668 in inventory, and an additional amount of $60 in short-term bank deposits. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

The table below presents our cash flows for the periods indicated:

	December 31,
	2022	2021
USD in thousands
Operating activities	(7,917)	(5,061)

Investing activities	(7,084)	(70)

Financing activities	11,700	10,060
Net increase in cash and cash equivalents(1)	(3,301)	4,929

(1)	During the year ended December 31, 2022 and 2021, we did not have any cash equivalents.

Operating Activities

Net cash used in operating activities was $7,917 during 2022 in comparison to $5,061 during 2021. The increase of $2,856 was primarily attributable to an increase in research and development and general and administrative expenses.

Investing Activities

Net cash used in investing activities was $7,084 during 2022 in comparison to $70 during 2021. The increase of $7,014 was primarily attributable to a purchase of the Wellution brand in the amount of $4,861, and investment in MitoCareX in the amount of $700, and an investment in securities of Clearmind in the amount to $1,500.

Net cash used in investing activities of $70 during the year ended December 31, 2021, primarily reflected the investment in restricted bank deposits and purchase of fixed assets.

Financing Activities

Net cash provided by financing activities of $11,700 in the year ended December 31, 2022, primarily consisted $9,005 of net proceeds from the issuance of share capital, pre-funded warrants and warrants and $2,770 from warrant exercises.

Net cash provided by financing activities of $10,060 in the year ended December 31, 2021, primarily consisted $7,699 of net proceeds from the issuance of share capital, pre-funded warrants and warrants and $2,568 from warrant exercises.

On May 27, 2022, we announced the entrance into a securities purchase agreement, which closed on June 1, 2022, with a single healthcare-focused institutional investor for aggregate gross proceeds of approximately $10,000, before deducting fees to the placement agent and other offering expenses payable by us, or the 2022 Private Placement. In connection with the 2022 Private Placement, we issued 3,546,100 units and pre-funded units at a purchase price of $2.82 per unit (or $0.001 less per pre-funded unit), priced at-the-market under Nasdaq rules. Each unit and pre-funded unit consisted of one Ordinary Share (or Ordinary Share equivalent) and two non-tradable warrants each exercisable for one Ordinary Share for $2.57 (for a total of 7,092,200 shares underlying the warrants). The warrants have a term of five years from the issuance date. No actual units were issued in the 2022 Private Placement. Aegis Capital Corp. was the exclusive placement agent in connection with the 2022 Private Placement.

On June 30, 2022, the Company and the institutional investor entered into a letter agreement and agreed, among other things, to amend: (i) the warrants to: (a) extend the termination date for exercising the warrants from June 1, 2027 to June 1, 2029; and (b) amend the exercise price from $2.57 per share to $2.63 per share; and (ii) the securities purchase agreement to reflect a new purchase price of $2.88 per unit (or $0.001 less per pre-funded unit), resulting in additional gross proceeds to the Company of $212,766. On August 19, 2022, 3,211,100 of the pre-funded warrants were fully exercised at a nominal exercise price of $0.001 per share, which resulted in an issuance of 3,211,100 Ordinary Shares.

On September 14, 2022, we entered into Wellution Acquisition Agreement, pursuant to which we acquired the Wellution™ brand. We established SciSparc Nutraceuticals, a wholly owned subsidiary, to hold the new assets, which is also a party to the Wellution Acquisition Agreement.

On September 30, 2022, we closed the acquisition of the Brand and paid a base cash payment of $4,590. In 12 months following the closing date, we will pay an additional deferred cash payment of a multiple three times the amount by which the acquired Brand’s SDE (as defined in the Wellution AcquisitionAgreement) exceeds $1,120. In addition, at the closing we issued the M.R.M Warrant to M.R.M, consisting of $15 million worth of warrants to purchase up to 2,142,857 of our Ordinary Shares.

On February 23, 2023, we entered into the Wellution Sale Agreement with Jeffs’ Holdings and Jeffs’ Brands, pursuant to which, at the closing, which occurred on March 28, 2023, which occurred on March 28, 2023,Jeffs’ Holdings acquired from us a number of shares of common stock of SciSparc Nutraceuticals equal to approximately a 49% interest in our wholly owned subsidiary, SciSparc Nutraceuticals, which owns the WellutionTM brand, for a consideration of $2,500 in cash, and an additional deferred cash payment of approximately $489.

In connection with the closing, we and Jeffs’ Brands will undertake a mutual share exchange in the amount of approximately $288 of ordinary shares from each of us and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, we will acquire 247,415 ordinary shares of Jeffs’ Brands and Jeffs’ Brands will acquire 360,297 ordinary shares from us having an aggregate value of $288,238.

Following the closing of the transaction, which included an equity conversion of the financing amounts of approximately $700 previously provided by the Company to SciSparc Nutraceuticals for working capital, into shares of common stock at the price per share of the Wellution Sale Agreement, we hold approximately 51% of SciSparc Nutraceuticals.

In connection with the Wellution Sale Agreement, at the closing, Jeffs’ Brands and SciSparc Nutraceuticals entered into the Wellution Management Agreement for management services of the WellutionTM brand by Jeffs’ Brands, for a monthly fee of $20, Jeffs’ Brands also received a one-time signing bonus in the amount of $51.

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

Share Buyback Program

On July 6, 2022, we announced that our board of directors authorized a $1 million buyback program for our Ordinary Shares. However, as of the date of this Annual Report we have not proceeded with the buyback program and do not currently intend to do so. If we wish to effect the buyback program in the future, we would be required to file a motion seeking a court approval in Israel for the buyback program and the effectiveness of the buyback plan, if formally approved, will be contingent upon such approval.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs as well as exercises of warrants and options to purchase Ordinary Shares or ADSs, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of pharmaceutical product candidates and we do not expect to generate revenues from sale of our pharmaceutical product candidates in the next few years.

As of December 31, 2022, our cash, including short-term bank deposits, was $3,634.

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

In September 2022, we purchased Wellution™, a business and brand which sells hemp-based products on the Amazon.com marketplace.

On January 25, 2023, we announced that our board of directors resolved to pursue a Restructuring Plan which involves transferring our pharmaceutical activities to NewCo. As part of the Restructuring Plan, we intend to examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors.

Any restructuring and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and satisfaction of any closing conditions to effectuate such corporate restructuring and listing of NewCo. There can be no assurance regarding the ultimate timing of the intended restructuring and listing of NewCo or that they will be completed at all.

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

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. This raises substantial doubts about our ability to continue as a going concern. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Operating Expenses-Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Comparison of the year ended December 31, 2022 to the year ended December 31, 2021-Research and Development Expenses.”

D. Trend information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, and although the impact of COVID-19 has lessened in Israel recently, we cannot predict the duration and severity of the outbreak and its containment measures for our Company. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. - Risk Factors-Risks Related to Our Business Operations-Widespread public health pandemics, including COVID-19, could have a material and adverse effect on our business, financial condition and results of operations.”

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 and the significant accounting judgments, estimates and assumptions used in the preparation of the financial statements in Note 3 to our financial statements for the year ended December 31, 2022. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Going Concern

We have a shareholders’ equity of $6,449 thousand as of December 31, 2022, and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our pharmaceutical products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

Intangible Assets

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of April 24, 2023:

Name	Age	Position
Itschak Shrem	75	President and Director
Amitay Weiss	60	Chairman of the Board of Directors
Oz Adler	36	Chief Executive Officer and Chief Financial Officer
Dr. Adi Zuloff-Shani	54	Chief Technologies Officer
Amnon Ben Shay(1)(2)(3)	60	Director
Alon Dayan(1)(2)(3)	47	Director
Moshe Revach(3)	47	Director
Liat Sidi(3)	48	Director
Lior Vider(1)(2)(3)	46	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as determined by our Board of Directors, pursuant to the definition prescribed to such term under Nasdaq Stock Market rules)

Mr. Itschak Shrem was appointed to serve as our President in January 2022, prior to which he served as our Chairman from August 2020 to January 2022. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. In 1991, Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a partner of Pitango Funds I, II and III. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. Previously, Mr. Shrem served on the board of Tel-Aviv Sourasky Medical Center, the Weizman Institute Eden Spring Ltd., Rail Vision Ltd., Nano Dimension Ltd., Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. Mr. Shrem holds a B.A. in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

Mr. Amitay Weiss has served on our Board of Directors since August 2020 and as our Chairman since January 2022. Mr. Weiss served as our Chief Executive Officer from August 2020 to January 2022. Mr. Weiss currently serves as chairman of the board of directors of Automax Motors Ltd. (TASE: AMX.TA), as a director of Jeffs’ Brands Ltd. (Nasdaq: JFBR) and as an external director of Cofix Group Ltd. (TASE: CFCS). Mr. Weiss also chairs and serves as director on the board of director of several public and private companies, including, Clearmind, Maris Tech Ltd. (Nasdaq: MTEK) and Save Foods Inc. (Nasdaq: SVFD). In 2016, Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B. from the Ono Academic College.

Mr. Oz Adler, CPA, was appointed to serve as our Chief Executive Officer in January 2022 and has served as our Chief Financial Officer since April 2018 and previously held served as our VP Finance from March 2018 until April 2018 and as our Controller from September 2017 to March 2018. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous private, such as Polyrizon Ltd., and public companies, including Jeffs’ Brands Ltd. (Nasdaq: JFBR), Rail Vision Ltd. (Nasdaq: RVSN) and Clearmind (CSE: CMND), (OTC: CMNDF), (FSE: CWY), and previously served as the chief financial officer of Medigus Ltd. (Nasdaq: MDGS) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Dr. Adi Zuloff-Shani has served as our Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 20 years of experience as a research and development executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (Nasdaq: MCUR) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani currently serves as the Chief Executive Officer of Clearmind. She has also served as the Chairman of Orsus Therapeutics, Inc. since November 2022. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.

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

Mr. Alon Dayan has served as a member of our Board of Directors since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Dayan is the founder of L1-Systems Ltd. and has been serving as its chief executive officer since 2015. Since 2018, Mr. Dayan has served as the chief executive officer of Virtual Crypto Technologies Inc. (OTC: VBIX) from 2018 to 2019, which he founded as well. Prior to that, he served as a business development manager at Elbit Systems Ltd. from 2006 to 2013. Mr. Dayan holds a B.A. in electronical engineering from Ariel University, Israel.

Mr. Moshe Revach has served as a member of our board of directors since September 2022. Mr. Revach also previously served as our director since August 2020 until his resignation on March 13, 2022. Mr. Revach serves as deputy mayor of the city of Ramat Gan, Israel, has headed both the sports and government relations departments in the Ramat Gan municipality since 2013, and has served in various other Ramat Gan municipality positions since 2008. Mr. Revach serves as a director of L.L.N IT solutions, a wholly-owned subsidiary of the Jewish Agency for Israel, of Jeffs’ Brands Ltd. (Nasdaq: JFBR) and of Biomedico Hadarim Ltd. Mr. Revach previously served as a director of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby.

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

Scientific Advisory Board

We have a Scientific Advisory Board of eleven award winning and active physicians and scientists in the field(s) of: psychiatry and child psychiatry, TS, neurology, Alzheimer’s disease, hospice and palliative medicine neurobiology, pharmacology and neuropsychopharmacology, organic and medicinal chemistry, cannabinoids and drug discovery. We consult with the members of our Scientific Advisory Board on a regular basis.

Prof. Yossi Tam received his B.Med.Sc., M.Sc., Ph.D. and D.M.D. from the Hebrew University of Jerusalem. He did his postdoctoral training at the National Institutes of Health (NIH), and in 2014 he moved to the Hebrew University to head the Obesity and Metabolism Laboratory at the Institute for Drug Research, where he focuses on targeting the endocannabinoid system for Obesity, Diabetes and the metabolic syndrome. Prof. Tam won major national and international grants. He authored over 80 peer-reviewed papers in leading journals (such as Science, Nature Medicine, Cell Metabolism, JCI, PNAS, Hepatology, Gastroenterology, Molecular Metabolism, to name a few), and three book chapters, with 5,412 citations yielding an H-index of 36. In addition, Prof. Tam co-invented 14 patents that were commercialized to different pharmaceutical companies for further clinical development and testing. Prof. Tam also serves as the Director of the Hebrew University’s Multidisciplinary Center for Cannabinoid Research and a Scientific Advisory Board Member of several biotech companies, which develop a portfolio of non-psychoactive cannabinoid-modulating medicines for unmet market needs. Prof. Tam’s research projects over the past twenty years have crossed subjects, disciplines and methodologies, yet the main research interests remain focused on the different pathophysiological aspects of the endocannabinoid system. Having a clinical background with basic science training, he has always been interested in how science can directly improve people’s everyday lives. Thus, he has strived unceasingly to integrate his clinical curiosity and experimental knowledge, in order to deepen the understanding of clinically relevant research questions.

Prof. Elon Eisenberg, is the Dean of the Faculty of Medicine at the Technion - Israel Institute of Technology. Prof. Eisenberg is a Professor of Neurology and Pain Medicine at the Faculty of Medicine and holds the Otto Barth Family Academic Chair in Biomedical Science. Prof. Eisenberg graduated from Sackler School of Medicine, Tel-Aviv University in Israel. Prof. Eisenberg completed a residency in Neurology, at Rambam Medical Center, Haifa, Israel, and Neurology - Pain Fellowship at Massachusetts General Hospital, Harvard Medical School in Boston, USA. Prof. Eisenberg has been the director of the Institute of Pain Medicine at Rambam Health Care Campus, Haifa, Israel, and the President of the Israeli Pain Association. Prof. Eisenberg is currently the director of the Pain Research Unit at the Institute of Pain Medicine, Rambam Health Care Campus. H Prof. Eisenberg’s main areas of research include mechanisms and treatment of pain with special emphasis on neuropathic pain, CRPS, cancer pain, opioids and cannabinoids. Prof. Eisenberg has published about two-hundred articles, book chapters and other manuscripts in various areas of pain

Prof. James Leckman, M.D. is the Neison Harris Professor of Child Psychiatry, Psychiatry, Psychology and Pediatrics at Yale University. Prof. Leckman is a well-known child psychiatrist and patient-oriented clinical investigator. For more than 20, years he served as the Director of Research for the Yale Child Study Center. His peers have regularly selected him as one of the Best Doctors in America. Dr. Leckman is the author or co-author of over 430 original articles published in peer-reviewed journals, twelve books, and 140 book chapters. Dr. Leckman has a longstanding interest in Tourette syndrome and Obsessive-Compulsive Disorder (OCD). His research on these disorders is multifaceted from phenomenology and natural history, to neurobiology to genetics, to risk factor research and treatment studies. One area of active research interest concerns the role of the immune system in the pathobiology of Tourette syndrome and other neuropsychiatric disorders.

Prof. Michael Davidson currently serves, among other things, as Chairman of the Israeli Medical Centre for Alzheimer’s Disease Care and Research in Ramat Gan and Chairman of the department of psychiatry at the Nicosia University Medical School. Prof. Davidson served as Chief Psychiatrist at the Department of Psychiatry of the Sheba Medical Centre in Tel-Hashomer for six years. Prof. Davidson holds a secondary professorship at the Sackler School of Medicine of Tel Aviv University and at the Mount Sinai School of Medicine in New York. Prof. Davidson is considered an international expert on Alzheimer’s disease and schizophrenia is the author of approximately 350 publications in scientific literature.

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

Prof. Kirsten Müller-Vahl is a Professor of Psychiatry at the Department of Psychiatry, Socialpsychiatry and Psychotherapy at the Hannover Medical School, Germany. Prof. Müller-Vahl is a specialist in both neurology and adult psychiatry. She serves as the head of the TS outpatient department and over the past twenty-five years, Prof. Müller-Vahl has investigated more than 4000 patients with TS, both children and adults. She serves on the scientific advisory board of the German Tourette Syndrome Association and is the current president of the European Society of the study of Tourette syndrome (ESSTS), the national German Association for Cannabinoid Medicines (ACM) as well as the International Alliance for Cannabinoid Medicines (IACM). Her scientific work related to TS includes a large number of clinical trials funded by the EU (TS-EUROTRAIN: FP7-PEOPLE-2012-ITN, No. 316978; EMTICS: EU FP7-HEALTH-2011, 278367), by the NIMH (TIC-GENETICS (1R01MH115958-01), by the German ministry of education and research (BMBF) (ONLINE-TICS: 01KG1421) and the German Research Foundation (DFG) (CANNA-TICS: NCT03087201). At the 9th IACM Conference on Cannabinoids in Medicine in 2017 she received the “IACM Award 2017 for Clinical Research” for her special achievements regarding the re-introduction of cannabis and cannabinoids as medicine.

Prof. Müller-Vahl has published more than 180 scientific articles, is the author of several book chapters and the leading German textbook on TS, and co-editor of the leading German textbook on cannabis-based medicine. She is author of several guidelines on TS including ESSTS guidelines and treatment guidelines published by the American Academy of Neurology (AAN).

Prof. Avi Weizman is a Professor of Child and Adult Psychiatry at the Sackler Faculty of Medicine of Tel Aviv University, a former Director of the Felsentein Medical Research Center and the head of the Laboratory for Biological and Molecular Psychiatry and the head of the Research Unit at the Geha Mental Health Center. Prof. Weizman’s research involves the investigation of brain mechanisms of mental disorders. Currently, it focuses on neurodevelopmental disorders, the development of new strategies for treating psychotic disorders, and the psychopharmacology of mental disorders. Prof. Weizman is the author of more than 760 original papers, five full books, 28 book chapters, and 60 review articles. After completing his residency in Psychiatry, Prof. Weizman spent two years as a visiting scientist at the National Institute of Mental Health in Bethesda, MD.

Dr. Michael H. Bloch, M.D., M.S. graduated from Yale School of Medicine and completed his child and adult psychiatry training at Yale. His research interests focus on studying TS, obsessive-compulsive disorder (OCD) and trichotillomania (TTM) across the lifespan and developing better pharmacological treatments for children with depression, anxiety and ADHD. His research focuses on developing better treatments for children and adults with these conditions particularly through clinical trials and meta-analysis. He has over 200 peer-reviewed publications and is currently the Research Review Editor for the Journal of Child Psychology and Psychiatry. He also serves on the scientific advisory boards of the Tourette Association of America and the TLC Foundation for Body-Focused Repetitive Behaviors. Prof. Saoirse O’Sullivan, PhD received her doctorate from Trinity College Dublin in 2001 and moved to the University of Nottingham in 2002 as a Research fellow where she began researching cannabinoid pharmacology through basic and clinical research. She was made Lecturer in 2007 and Associate Professor in 2011 and Full Professor in 2019. Prof. O’Sullivan has over 40 peer reviewed articles, six reviews and three books chapters on the topic of cannabinoid pharmacology, with specific interests on the cardiovascular and gastrointestinal effects of cannabinoids and therapeutic potential of cannabis-based medicines. Prof. O’Sullivan’s research methodologies span from cellular and animal models to human healthy volunteer studies and early phase clinical trials. In 2016, Prof. O’Sullivan was named the International Cannabinoid Research Society Young Investigator of the year. Prof. O’Sullivan now runs an independent consulting company called CanPharmaConsulting Ltd, and through this, acts as scientific advisor to Artelo Biosciences, Inc., CBD Science Group PLC, Scisparc, FSD Pharma Inc., and Dragonfly Biosciences Ltd. She is the science lead for the Centre for Medicine Cannabis, working to shape the UK’s new medicinal cannabis regime for patients. She is also secretary to the International Cannabinoid Research Society.

Dr. Mellar P. Davis, MD, FCCP FAAHPM is a Professor of Palliative Medicine, the Geisinger Commonwealth School of Medicine and a member of the Palliative Care Department, and Section Head, Geisinger Medical System Danville, PA. He has been a member of the Geisinger Medical Staff since August 2016. In his role as Section Head, Dr. Davis is responsible for developing palliative care services throughout the Geisinger Medical System including outpatient and inpatient services. In addition, Dr. Davis works with the Geisinger Hospice Services to develop and coordinate care within the central region. Dr. Davis was a member of the Cleveland Clinic Palliative Care section, Taussig Cancer Institute and fellowship director until joining the Geisinger Medical System. Dr. Davis was the co-chair of the Palliative Care Study Group of the Multinational Association of Supportive Care (MASCC) and a past board member since 2010. Dr. Davis has been a Professor of Medicine in The Cleveland Clinic Lerner College of Medicine, Case Western Reserve University, since 2009 and was elected as a Fellow to the American Academy of Hospice and Palliative Medicine in 2010. Dr. Davis is Editor in Chief of Progress on Palliative Care. Dr. Davis’ present duties are as the Associate Editor in Chief of PC Fast Article Critical Summary for Clinicians in Palliative Care.

Prof. Avi Schroeder is the head of the Targeted Drug Delivery and Personalized Medicine Group, at the Technion, Israel Institute of Technology, and has translational research experience with the development of liposome-based clinical systems. He is the author of 60 scientific papers in the field of nanotechnology and medicine and is the inventor on 17 patents, and a recipient of 30 national and international innovation awards. Prof. Schroeder is a scientific entrepreneur, starting multiple successful Technion spin-outs. Prof. Schroeder received three degrees in Chemical Engineering from the Ben-Gurion University of the Negev and his postdoctoral training took place at MIT.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

We are not a party to, and there are no arrangements or voting agreements that we are aware of for the election of our directors and members of management.

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management, as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2022.

USD in thousands	Salary/Fee	Pension, Retirement and Other Similar Benefits(1)	Share- Based Compensation(2)
All directors and senior management as a group, consisting of 9 persons	$1,820	120	$639

(1)	Represents the directors and senior management’s payment of mandatory social benefits made by the Company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on fair value for Ordinary Shares options granted and estimated using the Black-Scholes option pricing model.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers or directors during or with respect to the year ended December 31, 2022.

Annual Compensation

Executive Officer	Salary/Fee	Pension, Retirement and Other Similar Benefits	Share- Based Compensation (1)	Total
USD in thousands

Amitay Weiss Chairman and Former Chief Executive Officer(2)	$499	$-	$120	$619

Dr. Adi Zuloff-Shani Chief Technologies Officer	$296	$55	$171	$522

Oz Adler Chief Executive Officer and Chief Financial Officer(3)	$358	$64	$127	$549

Itschak Shrem President and Former Chairman(4)	$499	$-	$120	$619

Lior Vider Director	$32	$-	$21	$53

(1)	Share-based compensation includes the cost of our non-cash share-based compensation in 2022.

(2)	Mr. Weiss resigned from his position as Chief Executive Officer, effective January 10, 2022, and was subsequently appointed to serve as the Chairman of the Board of Directors.

(3)	Mr. Adler was appointed to serve as the Company’s Chief Executive Officer, effective January 10, 2022.

(4)	Mr. Shrem resigned from his position as Chairman of the Board of Directors, effective January 10, 2022, and was subsequently appointed to serve as the President of the Company.

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

As required by the Companies Law, our compensation committee and Board of Directors approved, and recommended to the shareholders of the Company to approve, amended terms of compensation of our Chief Executive Officer, Mr. Oz Adler, our President, Mr. Itschak Shrem, and our and Chairperson of the Board of Directors, Mr. Amitay Weiss, as set forth below. Such terms are in line with our Compensation Policy and were approved by the Company’s shareholders on February 10, 2022.

●	President and Chairperson of the Board of Directors - a monthly fee in the amount of NIS 52,500 (approximately $14,919) and an annual target bonus of up to six monthly salaries, or eight in the case of overachievement.

In addition, on September 15, 2022, our shareholders approved a special one-time bonus of $90,000 to each of Mr. Amitay Weiss, in his previous capacity as the Company’s Chief Executive Officer and Mr. Itschak Shrem, in his previous capacity as the Company’s Chairman of the Board of Directors.

●	Chief Executive Officer - a monthly fee in the amount of NIS 66,000 (approximately $18,755) and an annual target bonus of up to six monthly salaries, or eight in the case of overachievement, plus applicable pension, retirement and other similar benefits.

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

Board of Directors

Our Board of Directors presently consists of seven members. Nasdaq listing standards require that a majority of our Board of Directors be independent. These standards provide, among other things, that a person will be considered an independent director if he or she is not an officer of the company and is, in the view of the company’s board of directors, free of any relationship that would interfere with the exercise of independent judgment. We believe that Mr. Vider, Ms. Sidi, Mr. Ben Shay, Mr. Revach and Mr. Dayan are all currently considered “independent” for purposes of the Nasdaq rules. As such, our Board of Directors is comprised of a majority of independent directors as such term is defined in the Nasdaq rules. Our amended and restated articles of association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. Pursuant to the Companies Law, the overall planning and management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors. All other executive officers are appointed by the Board of Directors or by our Chief Executive Officer, provided that he was authorized by the Board of Directors to do so. Their terms of employment are subject to the approval of our Board of Directors’ Compensation Committee (see “-Compensation Committee”) and of the Board of Directors (and in case the terms are not compatible with the provisions of the compensation policy, to our shareholders’ approval as well), and are subject to the terms of any applicable employment agreements that we may enter into with them.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual general meeting following such election or re-election, such that at each annual general meeting the term of office only one class of directors will expire. Each director holds office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law upon the occurrence of certain events or unless removed from office by a vote of the holders of at least 65% of the total voting power of our shareholders at a general meeting of our shareholders in accordance with our amended and restated articles of association.

Our directors are divided among the three classes as follows:

●	the Class I directors consist of Ms. Liat Sidi and Mr. Amnon Ben Shay, and their terms will expire at our annual general meeting of shareholders to be held in 2024;

●	the Class II directors consist of Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider and their terms will expire at our annual general meeting of shareholders to be held in 2025; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at our annual general meeting of shareholders to be held in 2023.

In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies on our Board of Directors or in addition to the acting directors (subject to the limitation on the number of directors and their qualifications), until the next general meeting in which directors may be appointed or such appointment terminated.

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

The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the Board of Directors, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the Board of Directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee, are described below. See “-Committees of the Board of Directors” below.

Role of Board of Directors in Risk Oversight Process

The Board of Directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. Our Board of Directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions that include a focused discussion and analysis of the risks we face. Senior management reviews these risks with the Board of Directors focusing on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks. The Board of Directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee. See “-Committees of the Board of Directors-Internal Auditor” below.

Leadership Structure of the Board of Directors

In accordance with the Companies Law and our amended and restated articles of association, our Board of Directors is required to appoint one of its members to serve as Chairman of the Board of Directors. Our Board of Directors has appointed Mr. Amitay Weiss to serve as Chairman of the Board of Directors, effective January 10, 2022, and subsequently further named as the President of the Company, Mr. Itschak Shrem, the authorities of the Chairman of the Board of Directors as well.

Alternate Directors

Our amended and restated articles of association provide, consistent with the Companies Law, that any director, and with respect to external directors (to the extent required under applicable law - see the description of the External Directors Relief Resolution under “-External Directors” below) – only subject to certain preconditions, may appoint another person to serve as his alternate director, provided such person has the qualifications prescribed under the Companies Law to be appointed and to serve as a director and is not already serving as a director or an alternate director of the company. The term of an alternate director may be terminated at any time by the appointing director and automatically terminates upon the termination of the term of the appointing director. An alternate director has the same rights and responsibilities as a director. To date there are no alternate director appointments in effect.

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

Audit Committee Role

Under the Companies Law, our audit committee is responsible for:

●	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the Board of Directors to improve such practices;

●	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “-Approval of Related Party Transactions under Israeli Law”);

●	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

●	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor;

●	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees;

●	determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see “-Approval of Related Party Transactions Under Israeli Law”);

●	deciding whether to approve and to establish the approval process (including by tender or other competitive proceedings) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

●	determining the process of approving of transactions that are not negligible, including determining the types of transactions that will be subject to the approval of the audit committee.

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

Insurance

Under the Companies Law and our amended and restated articles of association, a company may obtain insurance for any of its office holders for:

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

Indemnification

The Companies Law and our amended and restated articles of association provide that we may indemnify an office holder against:

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

Our amended and restated articles of association allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

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

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, and for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. A company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders. Our amended and restated articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law.

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

Under the 2015 Plan, we grant options to purchase our Ordinary Shares to our officers, employees, consultants and other service providers. As of April 24, 2023, 357,153  Ordinary Shares were reserved for issuance under the 2015 Plan, of which options to purchase 183,284 Ordinary Shares were issued and outstanding thereunder. Of such outstanding options, options to purchase 123,911  Ordinary Shares were vested as of April 24, 2023, with a weighted average exercise price of $6.25 per share.

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

D. Employees.

On December 31, 2020, we had 3 full-time employees. On December 31, 2021, we had 4 full-time employees. On December 31, 2022, we had 3 full-time employees, 2 of whom were members of senior management: our Chief Executive Officer who is also our Chief Financial Officer and Chief Technologies Officer.

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

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

None of the Company’s shareholders own more than 5% of the Company’s issued and outstanding ordinary shares.

Unless indicated otherwise, the following table lists the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group as of April 24, 2023:

Executive Officers and Directors	Number of Ordinary Shares Beneficially Owned (1)		Percent of Class (2)
Itschak Shrem	24,590	(3)	*	%

Amitay Weiss	29,590	(4)	*

Oz Adler	22,481	(5)	*

Dr. Adi Zuloff-Shani	22,660	(6)	*

Amnon Ben Shay	3,666	(7)	*

Alon Dayan	3,666	(7)	*

Liat Sidi	3,666	(7)	*

Lior Vider	3,666	(7)	*

Moshe Revach	3,666	(7)	*

All directors and executive officers as a group (9 persons)	117,651		1.68%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 6,860,090 Ordinary Shares issued and outstanding as of April 24, 2023, plus Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes 3,857 Ordinary Shares and options to purchase 20,733 Ordinary Shares at an exercise price of $6.50 per share. In addition, Mr. Shrem holds options to purchase 10,367 Ordinary Shares that are not exercisable within 60 days. Mr. Shrem’s options have an expiration date of January 3, 2028, and a weighted average exercise price of $6.50..

(4)	Includes 8,857 Ordinary Shares and options to purchase 20,733 Ordinary Shares at an exercise price of $6.50 per share. In addition, Mr. Weiss holds options to purchase 10,367 Ordinary Shares that are not exercisable within 60 days. Mr. Weiss’s options have an expiration date of January 3, 2028, and a weighted average exercise price of $6.50.

(5)	Includes options to purchase 20,733 Ordinary Shares at an exercise price of $6.50 per share, options to purchase 1,606 Ordinary Shares at an exercise price $210 per share and options to purchase 142 Ordinary Shares at an exercise price $392 per share. In addition, Mr. Adler holds options to purchase 10,367 Ordinary Shares that are not exercisable within 60 days. Mr. Adler’s options have an expiration date of August 31, 2023 to October 10, 2029, and a weighted average exercise price of $18.

(6)	Includes options to purchase 178 Ordinary Shares at an exercise price of NIS 2,971 (approximately $900) per share, options to purchase 321 Ordinary Shares at an exercise price of $392 per share, options to purchase 1,428 Ordinary Shares at an exercise price of $210 per share and options to purchase 20,733 Ordinary Shares at an exercise price of $6.50 per share. In addition, Dr. Zuloff-Shani holds options to purchase 10,367 Ordinary Shares that are not exercisable within 60 days. Dr. Zuloff-Shani’s options have an expiration date of August 28, 2023 to October 10, 2029, and a weighted average exercise price of $23.86.

(7)	Includes options to purchase 3,666 Ordinary Shares at an exercise price of $6.50 per share. Each of Amnon Ben Shay, Alon Dayan, Liat Sidi, Lior Vider and Moshe Revach holds options to purchase 1,834 Ordinary Shares that are not exercisable within 60 days. The options have an expiration date of January 3, 2028, and a weighted average exercise price of $6.50.

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

Record Holders

As of April 24, 2023, there were 21 holders of record of our Ordinary Shares, 6 of which have a registered address in the United States.

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

B. Related Party Transactions

Employment Agreements

We have entered into written employment agreements with Mr. Oz Adler, our Chief Executive Officer and Chief Financial Officer, and Dr. Adi Zuloff-Shani, our Chief Technologies Officer. Each of these agreements contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. These agreements are terminable by either party upon 30 days’ prior written notice. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our Board of Directors that also set the bonus targets for our Chief Executive Officer. See Item 6.B. “Compensation-Employment and Service Agreements with Executive Officers” and see the descriptions of exculpation and indemnification agreements and directors and officers insurance arrangements in Item 6.A. “Directors and Senior Management” and Item 6.C. “Board Practices-Insurance,” - “Indemnification” and “-Exculpation.”

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our employees, officers, service providers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under Item 6.E. “Share Ownership-Equity Incentive Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for 90 days after such termination.

Commercial Agreements

Clearmind

On March 7, 2022, we entered into the Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, our Chief Technologies Officer, Mr. Weiss, our President, and Mr. Adler, our Chief Executive Officer and Chief Financial Officer serve as officers and directors. See Item 4.B. “Business Overview- Collaboration with Clearmind” for additional information.

On November 17, 2022, we invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 230,769 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind.

Polyrizon

On May 31, 2022, we entered into the Polyrizon Collaboration Agreement with Polyrizon. Mr. Adler, our Chief Executive Officer and Chief Financial Officer, serves as a director in Polyrizon. See Item 4.B. “Business Overview - Collaboration with Polyrizon” for additional information.

Jeffs’ Brands

On November 15, 2022, we entered into a letter of intent with Jeffs’ Brands, to establish the Jeffs’ Joint Venture. See Item 4.B. “Business Overview – Joint Venture with Jeffs’ Brands” for additional information.

On February 23, 2023, we entered into the Secondary Purchase Agreement with Jeffs’ Brands and Jeffs’ Holdings. See Item 4.B. “Business Overview— Wellution” for additional information.

Mr. Oz Adler, our Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands, Mr. Amitay Weiss, our chairman of the board of directors and Mr. Moshe Revach, a member of our board of directors, are both directors in Jeffs’ Brands.

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

2020 Insolvency Petition

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

In accordance with the terms of the Order and following the deposit by Pure Capital, the Prior Board was replaced with: Itschak Shrem (chairman), Amity Weiss (also was appointed to act as the Company’s Chief Executive Officer), Moshe Revach, Lior Amit, Lior Vider and Liat Sidi. Following the issuance of the Order, a related case that was filed by Pure Capital with the Court was withdrawn as well.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market, trading under the symbol “SPRC”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are traded on the Nasdaq under the symbol “SPRC”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2(d) to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report.

C. Material Contracts

We have not entered into any material contract within the two years prior to the date of this Annual Report, other than contracts entered into in the ordinary course of business, as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, “Item 5.A. Operating Results” above, or “Item 7.B. Related Party Transactions” above.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law was significantly amended effective April 1, 2005 (which we refer to as the 2005 Amendment), further amended as of January 1, 2011 (which we refer to as the 2011 Amendment) and further amended as of January 1, 2017 (which we refer to as the 2017 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the 2005 Amendment. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.

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

Real Gain accrued by individuals on the sale of our Ordinary Shares will be taxed at the rate of 25%. However, if the shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s “means of control” including, among other things, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2022).

Individual and corporate shareholder dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the tax rates applicable to business income- 23% for corporations in 2021 and a marginal tax rate of up to 47% in 2021 for individuals, unless the benefiting provisions of an applicable tax treaty applies. Certain Israeli institutions who are exempt from tax under Section 9(2) or Section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of shares.

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

If not exempt, a non-Israeli resident would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2022) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “Controlling Shareholder”, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares).

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the United States-Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment of the shareholder which is maintained in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident, if an individual, was present in Israel for a period or periods of 183 days or more in the aggregate during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Non-Israeli residents (whether individuals or a corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% or 30% with respect to a Controlling Shareholder (as defined above) at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not). For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 663,240 for 2022, which amount is linked to the annual changes to the Israeli Consumer Price Index), including, but not limited to income derived from dividends, interest and capital gains.

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

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement, and we believe we are eligible for the benefits of that treaty.

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

We do not believe that we would be deemed a PFIC for 2022   . The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

J. Annual Report to Security Holders.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/U.S. dollar currency exchange rates. As of December 31, 2022, the vast majority of our liquid assets are held in U.S. dollars, and the majority of our expenses is denominated in U.S. dollars. Changes of both 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase our loss for 2022 by less than 1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Beginning October 1, 2018, our functional currency is the U.S. dollar.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 15, 2022, our shareholders approved our amended and restated articles of association which became effective immediately thereof. Our amended and restated articles of association contain certain modifications to the required approvals for certain shareholder votes, including the required approval for any amendment to our amended and restated articles of association, which now requires, in addition to the approval of shareholders, also the approval of the Board of Directors with the affirmative vote of at least three-quarters (3/4) of the directors then in office and entitled to vote thereon. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for further description of the rights of securities holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2022. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer (a member of EY Global), served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2022. Kost Forer Gabbay & Kasierer (a member of EY Global) has served as our principal independent registered public accounting firm since 2009.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021	2022
Audit fees(1)	$120,000	$120,000
Audit-related fees(2)	22,500	22,500
Tax fees	$-	$-
All other fees	-	-
Total	$142,500	$142,500

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements.

(2)	Includes professional services rendered in connection with the fees relating to our public equity offerings and related filings.

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

We rely on this “foreign private issuer exemption” with respect to the following items:

●	Quorum. While the Nasdaq rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 15% of the voting rights present in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Shareholder approval. Although the Nasdaq rules generally require shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli practice, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of chief executive officer or directors, in which case they also require the approval of the compensation committee and the shareholders. In addition, rather than follow the Nasdaq rules requiring shareholder approval for the issuance of securities in certain circumstances, we follow Israeli law, under which a private placement of securities requires approval by our board of directors and shareholders if it will cause a person to become a controlling shareholder (generally presumed at 25% ownership) or if: (a) the securities issued amount to 20% or more of our outstanding voting rights before the issuance; (b) some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and (c) transaction will increase the relative holdings of a shareholder that holds 5% or more of our outstanding share capital or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of our outstanding share capital or voting rights.

●	Executive Sessions. The Nasdaq rules require that independent directors of a Nasdaq listed company must meet regularly in executive session (without members of management present), and such executive sessions should occur at least twice a year. In this regard we have elected to adopt the practices of our home country, Israel, which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●	Nomination of our directors. Nasdaq rules require director nominations of a Nasdaq listed company to be made or recommended solely by independent directors and the director nominations process be addressed by a formal written charter or board resolution. We follow the requirements of Israeli law, which does not require us to have a formal written charter addressing the director nominations process. The nominations for directors, which are presented to shareholders by a board of directors, are generally made by the board of directors itself, in accordance with the provisions of the Companies Law. Nominations need not be made by a nominating committee of a board of directors consisting solely of independent directors or by a vote consisting solely of our independent directors in order to determine which persons shall be nominated for election by our shareholders.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1	Amended and Restated Articles of Association of SciSparc Ltd.	F-3	333-269839	3.1	February 16, 2023
2.1	Description of Securities					*
2.2	Form of Warrant, pursuant to Securities Purchase Agreement, dated March 19, 2020	6-K	001-38041	99.4	March 23, 2020
2.3	Warrant, pursuant to Share Transfer Agreement, dated May 15, 2020	6-K	001-38041	99.3	May 19, 2020
2.4	Form of Warrant	6-K	001-38041	4.2	November 24, 2020
2.5	Form of Pre-Funded Warrant	6-K	001-38041	99.4	March 2, 2021
2.6	Form of Series A Warrant	6-K	001-38041	99.5	March 2, 2021
2.7	Form of Series B Warrant	6-K	001-38041	99.6	March 2, 2021
2.8	Form of Ordinary Share Purchase Warrant, pursuant to Securities Purchase Agreement, dated May 27, 2022	6-K	001-38041	99.5	May 27, 2022
2.9	Form of Pre-Funded Ordinary Share Purchase Warrant, pursuant to Securities Purchase Agreement, dated May 27, 2022	6-K	001-38041	99.6	May 27, 2022
2.10	Share Purchase Warrant, pursuant to Assignment and Assumption Agreement dated September 12, 2022	6-K	001-38041	99.4	September 30, 2022
4.1	Form of Indemnification Agreement	20-F	001-38041	4.12	May 1, 2017
4.2	Form of Exculpation Agreement	20-F	001-38041	4.5	March 30, 2021
4.3	Compensation Policy for Executive Officers and Directors	20-F	001-38041	4.3	April 28, 2022
4.4†	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	F-1	333-214458	10.1	December 6, 2016
4.5††	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.	20-F	001-38041	4.2	July 29, 2019
4.6	Israeli Share Option Plan (2015)	F-1	333-214458	10.5	November 4, 2016
4.7	First Amendment to License Agreement dated as of August 19, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.8	June 15, 2020

4.8	Third Amendment to License Agreement dated as of July 14, 2019, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.9	June 15, 2020
4.9	Share Transfer Agreement, by and among Capital Point Ltd., Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.1	May 19, 2020
4.10	Asset Purchase Agreement, by and between Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.2	May 19, 2020
4.11	Warrant Agent Agreement, dated November 23, 2020	6-K	001-38041	4.1	November 24, 2020
4.12	Form of Securities Purchase Agreement	6-K	001-38041	4.6	November 24, 2020
4.13	Form of Securities Purchase Agreement, dated March 1, 2021	6-K	001-38041	99.2	March 2, 2021
4.14	Placement Agency Agreement	6-K	001-38041	99.3	March 2, 2021
4.15	Securities Purchase Agreement between SciSparc Ltd. and the investor named therein, dated May 27, 2022.	6-K	001-38041	99.2	May 27, 2022
4.16	Registration Rights Agreement between the Company and the investor named therein, dated May 27, 2022.	6-K	001-38041	99.3	May 27, 2022
4.17	Asset Purchase Agreement between the Company, SciSparc Nutraceuticals Inc. and the parties named therein, dated September 12, 2022	6-K	001-38041	99.3	September 30, 2022
4.18	Assignment and Assumption Agreement between the Company and M.R.M. Merhavit Holdings and Management Ltd, dated September 12, 2022	6-K	001-38041	99.2	September 30, 2022
4.19	Letter Agreement between the Company and the investor named therein, dated June 30, 2022	6-K	001-38041	99.1	July 1, 2022
8.1	List of Subsidiaries					*
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.					*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350.					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for the Registrant.					*

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Furnished herewith.

†	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

††	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that SciSparc Ltd. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

SCISPARC LTD.

By:	/s/ Oz Adler
Oz Adler
Chief Executive Officer

Date May 1, 2023

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SCISPARC LTD. (formerly known as THERAPIX BIOSCIENCES LTD.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries (the “Company”) as of December 31, 2022, and 2021, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2022, and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Liquidity and Capital Resources

Description of the Matter

As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses since inception, and expects to continue to incur losses for the foreseeable future. At December 31, 2022, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the issuance of the consolidated financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

How We Addressed the Matter in Our Audit	Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included, among others, testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the consolidated financial statement issuance date. This testing included inquiries with management, consideration of positive and negative evidence impacting management’s forecasts, the Company’s financing arrangements in place as of the report date, market and industry factors, we evaluated management’s analysis of their impact on the forecasted cash flows.

We assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER	Tel Aviv, Israel
KOST FORER GABBAY & KASIERER	May 1, 2023

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2022	2021
	Note	USD in thousands
ASSETS

CURRENT ASSETS:
Cash	4	$3,574	$6,875
Restricted deposit		60	45
Trade receivables		77	-
Other accounts receivable	6	131	2,904
Inventory	5	668	-

		4,510	9,824

NON-CURRENT ASSETS:

Intangible asset, net	11	4,717	-
Investments in company accounted for at equity	7	591	-
Investments in financial assets	8, 24e	730
Property and equipment, net	10	57	92

		6,095	92

		$10,605	$9,916

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2022	2021
	Note	USD in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	12	$1,199	$1,199
Other accounts payable	13	193	154
Warrants	18h	2,737	359
Lease liability	9	27	45

		4,156	1,757

NON-CURRENT LIABILITIES:
Lease liability		-	18

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	18
Share capital and premium		58,592	58,541
Reserve from share-based payment transactions	19	5,180	4,331
Warrants	18	5,190	5,190
Foreign currency translation reserve	2d	497	497
Transactions with non-controlling interests		559	559
Accumulated deficit		(63,569)	(60,977)

Total equity		6,449	8,141

Total liabilities and equity		$10,605	$9,916

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2022	2021	2020
	Note	USD in thousands (except per share data)
Revenues	20	$1,347	$-	$-

Cost of goods sold	20	(322)

Gross profit		1,025	-	-

Research and development expenses	21a	2,803	1,990	649

General and administrative expenses	21b	6,509	3,778	1,902

Operating loss		8,287	5,768	3,293

Company’s share of losses of company accounted for at equity, net	21c	109	-	742

Finance income	21d	(7,832)	-	(630)

Finance expenses	21e	2,014	21	872

Loss before income taxes		2,578	5,789	3,535

Taxes on income		14	-	-

Total comprehensive loss		2,592	5,789	3,535

Attributable to:
Equity holders of the Company		2,592	5,789	3,482

Non-controlling interests		-	-	(53)

		2,592	5,789	3,535

Basic loss per ordinary share attributable to equity holders of the Company:	22	0.57	2.83	0.10

Diluted loss per ordinary share attributable to equity holders of the Company:	22	0.57	2.83	0.11

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2020	$45,636	$4,862	$464	$261	$497	$(51,706)	$14	$-	$14

Loss	-	-	-	-	-	(3,482)	(3,482)	(53)	(3,535)
Warrants reclassification			(464)				(464)		(464)
Issue of share capital, net of issue expenses (1)	2,763	-	2,207	-	-	-	4,970	-	4,970
Conversion of convertible debentures (Note 14b)	3	-	-	-	-	-	3	-	3
Non-controlling interests	-	-	-	298	-	-	298	53	351
Expiration of share options	638	(638)	-	-	-	-	-	-	-
Cost of share-based payment	-	91	-	-	-	-	91	-	91

Balance at December 31, 2020	$49,040	4,315	2,207	559	497	(55,188)	1,430	-	1,430

Loss	-	-	-	-	-	(5,789)	(5,789)	-	(5,789)
Exercise of warrants (3)	6,110	-	(1,352)	-	-	-	4,758	-	4,758
Issue of share capital, net of issue expenses (2)	3,364	-	4,335	-	-	-	7,699	-	7,699
Expiration of share options	27	(27)	-	-	-	-	-	-	-
Cost of share-based payment	-	43	-	-	-	-	43	-	43

Balance at December 31, 2021	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

Loss	-	-	-	-	-	(2,592)	(2,592)	-	(2,592)
Exercise of warrants	3	-	-	-	-	-	3	-	3
Cost of share-based payment	48	849	-	-	-	-	897	-	897
Balance at December 31, 2022	$58,592	$5,180	$5,190	$559	$497	$(63,569)	$6,449	$-	$6,449

(1)	Net of issue expenses of $784
(2)	Net of issue expenses of $449
(3)	Net of issue expenses of $358

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Cash flows from operating activities:

Loss	$(2,592)	$(5,789)	$(3,535)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	187	33	164
Cost of share-based payment	897	43	91
Finance expenses (income), net	(6,585)	9	(476)
Group’s share of losses of company accounted for at equity, net	109	-	795
Losses from remeasurement of investment in financial assets	770	-	-

	(4,622)	85	574

Working capital adjustments:

Decrease (increase) in other accounts receivable	3	170	(519)
Increase (decrease) in trade payables	-	353	(752)
Increase (decrease) in other accounts payable	39	120	(75)
Increase in trade receivables	(77)	-	-
Increase in inventory	(668)	-	-

	(703)	643	(1,346)

Net cash used in operating activities	$(7,917)	$(5,061)	$(4,307)

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2021	2020
	USD in thousands
Cash flows from investing activities:

Investment (withdrawal) in restricted bank deposits	$(15)	$(35)	$24
Purchase of property and equipment	(8)	(35)	-
Investment in a company accounted for at equity	(700)	-	-
Purchase of financial assets at fair value through profit or loss	(1,500)	-	-
Purchase of intangible asset	(4,861)	-	-

Net cash provided by (used in) investing activities	(7,084)	(70)	24

Cash flows from financing activities:

Proceeds from issue of share capital (net of issuance expenses)	9,005	7,699	2,650
Exercise of warrants (a)	2,770	2,568	2,376
Payment of issuance expenses related to previous period	3	-	116
Interest paid on lease liability	(8)	-	(7)
Repayment of lease liability	(70)	(19)	(26)
Repayment of short-term credit	-	(188)	(1,410)
Receipt of short-term credit from others, net	-	-	1,660

Net cash provided by financing activities	11,700	10,060	5,359

Increase (decrease) in cash	(3,301)	4,929	1,076
Cash at the beginning of the period	6,875	1,946	870

Cash at the end of the period	$3,574	$6,875	$1,946

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2021	2020
	USD in thousands
(a) Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	-	78	-

Registration of warrants	-	2,480	-

Unpaid issue expenses	$-	$290	$-

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company” or the “Group”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time (the “Group”) were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, pain, autism spectrum disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

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

As of December 31, 2022, the Company had three private subsidiaries, including a company incorporated under the laws of Israel: Evero Health Ltd (“Evero”); an inactive company incorporated under the laws of Israel: Brain Bright Ltd (“Brain Bright”); and a company incorporated under the laws of the State of Delaware: Scisparc Nutraceuticals Inc. (“Scisparc US” and together with Evero and Brain Bright, the “Subsidiaries”).

The consolidated financial statements of the Company for the year ended December 31, 2022, were approved on April 27, 2023, and signed on May 1, 2023 (the “Approval Date”).

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL (CONT.)

b.	The Group incurred operating losses since its incorporation and expects to continue to incur operating losses for the foreseeable future. As of December 31, 2022, the Group had an accumulated deficit of approximately $64,009 as a result of recurring operating losses.

As of the Approval Date, the Group has started recognizing revenues from sales. However, its pharmaceuticals operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group will be able to completely finance its operations by generating revenue from its products. These abovementioned factors raise substantial doubt about the Group’s ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that might result should the Group be unable to continue as a going concern.

c.	Definitions and Meanings:

The Company	-	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.)

The Group	-	SciSparc Ltd. (formerly Therapix Biosciences Ltd.) and its Subsidiaries, as detailed in Note 1a.

Subsidiaries	-	Companies that are controlled by the Company, as defined in IFRS 10, “Consolidated Financial Statements”, and whose accounts are consolidated with those of the Company (if active).

Associates	-	An entity over which the Company has significant influence, as defined in IAS 28, “Investment in Associates and Joint Ventures” and is not a Subsidiary.

Related Parties	-	As defined in IAS 24, “Related Party Disclosures”.

IAS	-	International Accounting Standards issued by the International Accounting Standards Board (“IASB”).

IFRS	-	International Financial Reporting Standards issued by the IASB.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

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

The functional currency of the Company, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions is the U.S. Dollar (“USD” or “$”), since it’s the primary currency of the economic environment in which the Company operates. The consolidated financial statements are also presented in USD since the Company believes that preparing the consolidated financial statements in USD provides more relevant information to the users of the consolidated financial statements.

e.	Acquisition of a single asset company:

Upon the acquisition of a single asset company, the Group evaluates whether it is the acquisition of a business or of an asset. To be considered a business, the acquisition must include, at a minimum, an input and a substantive process that together can significantly contribute to the creation of outputs. The acquisition is accounted for as a business combination if the single asset company is a business. If it is not a business, the acquisition is accounted for as the acquisition of assets and liabilities. In such an acquisition, the cost of the acquisition includes transaction costs which are allocated to the identifiable acquired assets and liabilities proportionally based on their fair value on the acquisition date. In such case, goodwill and deferred taxes in respect of the temporary differences existing as of the acquisition date are not recognized.

f.	Restricted deposits:

A restricted deposit is cash invested in a short-term deposit (between three months and one year) or in a long-term deposit (with a maturity of more than one year from the date of investment). Restricted deposits are designated to secure the Company’s office facilities lease agreements and its credit cards.

g.	Investment in joint arrangements:

Joint arrangements are arrangements in which the Company has joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

1.	Joint ventures:

In joint ventures the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is accounted for at equity

2.	Joint operations:

In joint operations the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. The Company recognizes in relation to its interest its share of the assets, liabilities, revenues and expenses of the joint operation.

The acquisition of interests in a joint operation which represents a business, as defined in IFRS 3, is accounted for using the acquisition method, including the measurement of the identifiable assets and liabilities at fair value, the recognition of deferred taxes arising from this measurement, the accounting treatment of the related transaction costs and the recognition of goodwill or bargain purchase gains. This applies to the acquisition of the initial interest and additional interests in a joint operation that represents a business.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

h.	Investments in associates:

Associates are companies in which the Group has significant influence over the financial and operating policies without having control. The investment in an associate is accounted for using the equity method.

i.	Investments accounted for using the equity method:

The Group’s investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in the associate or in the joint venture is presented at cost with the addition of post-acquisition changes in the Group’s share of net assets, including other comprehensive income of the associate or the joint venture. Gains and losses resulting from transactions between the Group and the associate or the joint venture are eliminated to the extent of the interest in the associate or in the joint venture. The cost of the investment includes transaction costs.

Goodwill relating to the acquisition of an associate or a joint venture is presented as part of the investment in the associate or the joint venture, measured at cost and not systematically amortized. Goodwill is evaluated for impairment as part of the investment in the associate or in the joint venture as a whole.

The financial statements of the Company and of the associate or joint venture are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the associate or the joint venture are uniform and consistent with the policies applied in the financial statements of the Group.

Upon the acquisition of an associate or a joint venture achieved in stages when the former investment in the acquiree was accounted for pursuant to the provisions of IFRS 9, the Group applies the principles of IFRS 3 regarding business combinations achieved in stages. Consequently, equity interests in the acquiree that had been held by the Group prior to achieving significant influence or joint control are measured at fair value on the acquisition date and are included in the acquisition consideration while recognizing a gain or loss resulting from the fair value measurement.

The equity method is applied until the loss of significant influence in the associate or loss of joint control in the joint venture or classification as investment held for sale.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

j.	Property and equipment, net:

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

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of: the date that the asset is classified as held for sale and the date that the asset is derecognized.

k.	Intangible assets:

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

l.	Impairment of non-financial assets:

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

n.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

o.	Finance income and expenses:

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

p.	Fair value measurement:

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

q.	Taxes on income:

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

s.	Earnings (loss) per share:

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

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans to its employees according to the specific laws per country.

u.	Provisions:

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

v.	Leases:

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Leases: (Cont.)

1.	The Company as a lessee:

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

w.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

According to the Subsequent Amendment:

Only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024, and must be applied retrospectively. Early application is permitted.

The Company is evaluating the effects of the Amendments on its financial statements.

x.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

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

NOTE 4:-	CASH

	December 31,
	2022	2021
Cash for immediate withdrawal - in USD	$3,443	$6,590
Cash for immediate withdrawal - in NIS	131	285

	$3,574	$6,875

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 5:-	INVENTORY

	December 31,
	2022	2021
Goods in transit	$198	$-
Finished goods	470	-

	$668	$-

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2022	2021
Government authorities	$45	$52
Other receivables	46	2,504
Prepaid expenses	40	348

	$131	$2,904

NOTE 7:-	INVESTMENT IN ASSOCIATES AND INVESTMENTS IN INVESTEES

a.	Sale of Orimmune Bio Ltd.:

On June 22, 2016, the Company entered into a share transfer agreement (the “Transfer Agreement”) with its then wholly owned subsidiary, Orimmune Bio Ltd. (“Orimmune”) and Karma Link Ltd. (the “Buyer”), whereby the Company would sell its interests in Orimmune to the Buyer, and also use its best efforts to transfer to and assign Orimmune its rights in the Anti-CD3 technology.

On December 13, 2018, an additional amendment to the Transfer Agreement was signed (the “Second Amendment”) between the parties, under which it was agreed that Orimmune will be assigned certain rights in intellectual property (“IP”) related to the licensed technology owned by the Company subject to certain conditions precedent which were still not met as of December 31, 2022. As of the Approval Date, the conditions precedent have not yet been completed and the assignment of the IP related to the licensed technology owned by us has not yet been transferred.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 7:-	INVESTMENT IN ASSOCIATES AND INVESTMENTS IN INVESTEES (CONT.)

b.	Coeruleus - Joint Venture Transaction (Cont.)

On November 29, 2020, the shareholders of Coeruleus approved an investment from its shareholders of approximately $30. The Company did not participate in this investment in Coeruleus and therefore, as of the completion of such financing, the Company held less than 1% of the issued and outstanding shares of Coeruleus. As of December 31, 2022, the fair value of the Company’s investment in Coeruleus is $nil.

c.	MitocareX - Joint Venture Transaction

On March 10, 2022, the Company entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, the Company invested an initial amount of $700, and agreed to invest over the next two years, an additional $1,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCareX Bio Ltd. (“MitoCareX”). MitoCareX is focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants, and indemnification provisions. On March 31, 2022, the closing conditions were met, and the Company paid the initial investment amount of $700 to MitoCareX. As of December 31, 2022, the Company owns 31.48% of the outstanding shares of MitocareX.

On February 17, 2023, MitoCareX achieved its first milestone pursuant to the MitoCare X Agreement. The first milestone refers to the establishment of MitoCareX’s cloud-based computing infrastructure that is expected to allow its future expansion into machine learning system. The system is harnessed to investigating mitochondrial carriers that are crucial for cell viability. As a result of MitoCareX meeting this milestone, the Company will invest an additional $400 in MitoCareX and increase its share ownership in MitoCareX Bio from 31.48% to 41.92%.

During the year ended December 31, 2022, the Company recorded equity losses from the investment in MitoCareX in the amount of $109.

The table below summarizes the fair value of the investment in MitoCareX:

Balance at January 1, 2022	$-
Investment date March 31, 2022	700
Equity losses from investment in MitoCareX	(109)

Balance at December 31, 2022	$591

NOTE 8:-	INVESTMENT IN FINANCIAL ASSETS

On November 17, 2022, the Company invested $1,500 in the initial public offering of Clearmind Medicine Inc. (“Clearmind”) and received 230,769 common shares of Clearmind, resulting in the Company holding 9.33% of share capital of Clearmind. Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”   As of December 31, 2022, the listed share price of Clearmind on Nasdaq was $3.16, and the Company has recorded a loss in its statements of comprehensive loss of $771 on its investment.

NOTE 9:-	LEASES

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Assets owned and used by the Company			Right-of- use assets
	Computers	Lab equipment	Office furniture and equipment	Leasehold office	Total
Cost:
Balance at January 1, 2022	$7	$-	$29	$78	$114
Purchases	4	-	4	-	8

Balance at December 31, 2022	11	-	33	78	122

Accumulated depreciation:
Balance at January 1, 2022	1	-	1	20	22
Depreciation	2	-	2	39	43

Balance at December 31, 2022	3	-	3	59	65

Depreciated cost at December 31, 2022	8	-	30	19	57

Balance at January 1, 2021	$20	$12	$23	$-	$55
New leases	-	-	-	78	78
Purchases	6	-	29	-	35
Disposals	(19)	(12)	(23)	-	(54)

Balance at December 31, 2021	7	-	29	78	114

Accumulated depreciation:
Balance at January 1, 2021	19	12	13	-	44
Depreciation of leases	-	-	-	20	20
Depreciation	1	-	11	-	12
Disposals	(19)	(12)	(23)	-	(54)

Balance at December 31, 2021	1	-	-	20	22

Depreciated cost at December 31, 2021	6	-	28	58	92

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $43, $32 and $7, respectively.

NOTE 11:-	INTANGIBLE ASSET

On September 30, 2022, the Company announced the closing of the acquisition of WellutionTM, a top seller Amazon.com Marketplace account (the “Brand”), American food supplements and cosmetics brand and trademark (the “Acquisition”). In connection with the Acquisition, the Company incorporated a new wholly owned Delaware subsidiary, SciSparc Nutraceuticals Inc., to hold the new assets. The definitive agreement for the acquisition of the Brand was entered into with Merhavit M.R.M Holding and Management Ltd (“M.R.M”).

At the closing, the Company paid a base cash payment of $4,540 and in 12 months following the closing agreed to pay an additional deferred cash payment equal to a multiple of 3 times the amount by which the Brand’s EBITDA exceeds $1,120 during the 12-month period following the closing of the Acquisition. The Company paid an additional $321 as purchase costs.

In addition, the Company issued to M.R.M $15,000 worth of warrants to purchase ordinary shares of the Company at an exercise price of $7.00 per share (with a cashless exercise mechanism) and with an exercise period of five years from the closing of the Acquisition (the “September 2022 Warrants”). The September 2022 Warrants will become exercisable upon the earlier of (i) an achievement of $100 million of gross sales by the Brand in the aggregate or (ii) if the price of our Ordinary Shares closes at $10.00 or above.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 11:-	INTANGIBLE ASSET (CONT.)

The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under generally accepted accounting principles and not as a business combination. The Company reviewed the guidance under IFRS 3 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand. Accordingly, the Company treated the transaction as an asset acquisition. On the closing date of the acquisition, the Company fully recognized the acquisition amount total of $4,861 as an intangible asset, to be amortized over a period of 10 years.

The table below summarizes the fair value of the intangible asset:

Balance at January 1, 2022	$-
Purchase date September 30, 2022	4,861
Depreciation of intangible asset	(144)

Balance at December 31, 2022	$4,717

During the year ended December 31, 2022, the Company recognized depreciation expenses in respect to intangible asset in the amount of $144.

The estimated fair values of the tangible and intangible assets in respect of the acquisition of the Wellution™ brand are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Group’s management believes the information provides a reasonable basis for estimating the fair values of these amounts but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value that appear are subject to change. The Group expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

NOTE 12:-	TRADE PAYABLES

	December 31,
	2022	2021
Accrued expenses	$901	$758
Open debts	298	441

	$1,199	$1,199

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2022	2021
Employees and payroll accruals	$102	$45
Accrued vacation	77	38
Other payables	14	71

	$193	$154

NOTE 14:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments” (“IFRS 9”):

	December 31,
	2022	2021
Financial assets:
Cash and restricted deposits	$3,634	$6,920
Government authorities	45	52
Other receivables	46	2,504
Investments in financial assets	591	-

Total financial assets at amortized cost	4,316	9,476

Financial liabilities:

Credit from others	102	45
Warrants liability	2,737	359
Lease liability	27	18

Total financial and lease liabilities	$2,866	$422

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Bridge Loan

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

d.	Dekel

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

d.	Dekel (Cont.)

Economic methodology:

The warrants’ fair value was calculated using the Black–Scholes OPM, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2022	December 31, 2021	March 23, 2020
Dividend yield (%)	0	0	0
Expected volatility (%)	72	148	122.01
Risk-free interest rate (%)	4.00	0.87	0.38
Underlying Share Price ($)	0.756	6.23	0.43
Exercise price ($)	24.50	24.50	24.50
Warrants fair value ($)	0	4.15	0.36

e.	Financial risk factors:

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

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2022, the Company expects to settle all of its financial liabilities in less than one year.

The carrying amounts of cash and restricted deposits, and all other financial assets and liabilities approximate their fair value.

Refer to Note 1c for more information.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 15:-	EMPLOYEE BENEFIT LIABILITIES

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

	Year ended December 31,
	2022	2021	2020
Expenses in respect of defined contribution plans	$115	$98	$52

NOTE 16:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli statutory corporate tax rate and real capital gains tax rate were 23% in 2022, 2021, and 2020.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2016 tax year.

c.	Carryforward tax losses and other temporary differences:

The Company has accumulated tax losses since its inception.

As of December 31, 2022, the Company’s net carryforward tax losses are estimated to grow to approximately $58,000.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS

a.	License Agreement with Dekel Pharmaceuticals Ltd.:

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

b.	License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”):

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

c.	Agreement with Hannover Medical School:

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

d.

Agreement with Yale University:

On July 27, 2022, the Company entered into an agreement with Yale University to conduct a clinical investigation and laboratory services for a randomized, double-blind, placebo-controlled, cross over study to evaluate the safety, tolerability and efficacy of daily oral SCI-110 in treating adults with Tourette syndrome in treating approximately 10 Tourette syndrome subjects aged 18 to 65. The total estimated amount of the agreement is approximately $370.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

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

On August 6, 2020, L.I.A. Pure Capital Ltd. (“Pure Capital”) filed with the Court a demand, requesting an order to have the results of the Company’s annual general meeting held on August 4, 2020, declared invalid, mainly due to the Company’s reliance on discretionary voting of the depositary bank for the Company’s then outstanding ADSs. The Court asked for the Company and directors’ response by no later than August 13, 2020, which was subsequently extended.

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

On December 15, 2020, Mr. Lior Amit tendered his resignation from the Board and on March 13, 2022, Mr. Moshe Revach tendered his resignation from the Board and then later re-joined the Board in September 2022.

NOTE 18:-	EQUITY

a.	Composition of share capital:

	December 31, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares	75,000,000	6,798,840	25,714,285	3,091,740

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

a.	Composition of share capital: (Cont.)

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

On September 15, 2022, the Company convened an annual general meeting of its shareholders, whereby the shareholders approved to increase to the Company’s share capital to 75,000,000 ordinary shares with no par value.

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2022	3,091,740

Issuance of share capital – June 2022 Financing Round (Note 18h)	335,000

Exercise of pre-funded warrants (Note 18g)	100,000

Exercise of pre-funded warrants (Note 18h)	3,211,100

Share issued to a consultant (Note 18f)	61,000

Balance at December 31, 2022	6,798,840

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

c.	Rights attached to shares:

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

e.	Financing Rounds: (Cont.)

1.	April 2020 Financing Round

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

e.	Financing Rounds: (Cont.)

2.	November 2020 Financing Round

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

During the year ended December 31, 2021, the Company issued 1,004,494 ordinary shares in respect of the exercise of 1,004,494 November 2020 Warrants. During the year ended December 31, 2022, there were no exercises of November 2020 Warrants.

f.	Additional issuance of ordinary shares:

On July 21, 2021, the Company issued a consultant 6,000 ordinary shares.

On August 2, 2022, the Company issued a consultant 24,000 ordinary shares in respect of services rendered.

On November 1, 2022, the Company issued a consultant 37,000 ordinary shares in respect of services rendered.

g.	March 2021 Financing Round

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

During the year ended December 31, 2022, the Company issued 100,000 ordinary shares in respect of the exercise of 100,000 pre-funded warrants.

h.	June 2022 Financing Round

On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10,210 (the “June 2022 Private Placement”), providing for the issuance of an aggregate of 3,546,100 units and pre-funded units, as follows: (a) 335,000 units at a price of $2.88 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 3,211,100 pre-funded units at a price of $2.819 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $2.63 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

h.	June 2022 Financing Round (Cont.)

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The June 2022 Warrants’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2022	June 1, 2022
Dividend yield (%)	0	0
Expected volatility (%)	72	72
Risk-free interest rate (%)	3.97	2.74
Underlying share price ($)	0.756	2,87
Exercise price ($)	2.63	2.63
Warrants fair value ($)	2,396	10,209

The June 2022 Warrants are classified as current warrant liability in the Company’s balance sheet, as they are exercisable at any given time.

During the year ended December 31, 2022, the Company issued 3,211,100 ordinary shares in respect of the exercise of 3,211,100 pre-funded warrants.

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The cost of share-based payment recognized in the financial statements:

The expenses due to share-based compensation for the years ended December 31, 2022, 2021 and 2020, recognized in the financial statements in respect of the share option plan of the Company is shown in the following table, detailed by departments:

	Year ended December 31,
	2022	2021	2020
Research and development expenses	$264	$27	$69
General and administrative expenses	633	16	22

	$897	$43	$91

1.	The 2005 and 2015 ESOP of the Company:

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

On April 21, 2021, the Board reserved an additional number of 338,929 Share Options for the purposes of the 2015 ESOP, bringing the amount of Share Options reserved under the 2015 ESOP to 357,143, out of which a total of 161,114 were still available for grant as of December 31, 2022.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The cost of share-based payment recognized in the financial statements: (Cont.)

2.	On March 12, 2019, the Board approved and granted 1,171 ordinary shares under the 2015 ESOP to a new consultant of the Company. The exercise price was set at $420.00 per share Option.

The fair value for Share Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

Dividend yield (%)	0
Expected volatility (%)	76
Risk-free interest rate (%)	2.61
Expected life of share options (years)	10

The fair value of the Share Options was set at $224 per Share Option.

3.	On October 10, 2019 (the “2019 Grant Date”), the Board approved the grant of 72 Share Options under the 2015 ESOP to directors, officers and employees, some of which required the approval of the general meeting of the Company’s shareholders (the “2019 General Meeting”), which occurred on January 15, 2020. Following the resignation of some directors and employees on December 31, 2019, 15 Share Options (were not granted. Out of the 57 Share Options that were granted, 10 Share Options didn’t require the General Meeting’s approval. The date of commencement for all Share Options granted, the date on which the vesting started, was the 2019 Grant Date. The exercise price was set at $210.00 per Share Option.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

4.	On January 3, 2022 (the “2022 Grant Date”), the Board approved the grant of 178,140 Share Options under the 2015 ESOP to directors, officers, employees and consultants, some of which required the approval of the general meeting of the Company’s shareholders (the “2022 General Meeting”), which occurred on February 10, 2022. The date of commencement for all Share Options granted, the date on which the vesting started, was the 2022 Grant Date. The exercise price was set at $6.50 per Share Option.

The fair value for Share Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

	February 2, 2022	January 3, 2022
Underlying ordinary share price	4.99	6.73
Dividend yield (%)	0	0
Expected volatility (%)	133	134
Risk-free interest rate (%)	2.00	1.46
Expected life of Share Options (years)	6	6

The fair value of the Share Options granted on January 3, 2022, was set at $6.09 per Share Option, and the fair value of the Share Options granted on February 10, 2022, was set at $4.41 per Share Option.

5.	During the year ended December 31, 2022, the Company granted consultants Restricted Share Units (“RSUs”) in respect of services rendered. The RSU’s were granted at a discount rate of 25% to share price quoted on the date of each grant. The total fair value of the RSU’s granted to consultants was $70.

6.	During the year ended December 31, 2022, the Company issued consultants 61,000 ordinary shares in respect of services rendered. The ordinary were granted at a discount rate of 25% to share price quoted on the date of each grant. The total fair value of the RSU’s granted to consultants was $48.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options, the weighted average exercise prices of share options and changes in directors (and former directors), officers, employees and consultants share options during the years ended on December 31, 2022, and 2021:

	Number of Share Options	Weighted average exercise price
		USD
2022
Share Options outstanding at the beginning of the year	5,431	2.95
Share Options granted during the year	178,140	6.50
Share Options outstanding at the end of the year	183,571	6.39
Share Options exercisable at the end of the year	107,679	6.30

2021:
Share Options outstanding at the beginning of the year	5,643	$2.41
Share Options granted during the year	-	-
Share Options forfeited during the year	(212)	2.50
Share Options expired during the year	-	-

Share Options outstanding at the end of the year	5,431	2.95

Share Options exercisable at the end of the year	4,416	3.28

2.	No Share Options were granted during 2021.

3.	The weighted average remaining contractual life of the Share Options outstanding was 5.03 years and 6.35 years as of December 31, 2022, and 2021, respectively.

4.	The range of exercise prices of Share Options outstanding at the end of the year was $6.5 - $844 (inclusive) as of December 31, 2022, and $210 - $955 (inclusive) as of December 31, 2021.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 20:-	REVENUES AND COST OF REVENUES

Our revenues consist of revenue derived from sales on Amazon. The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	December 31,
	2022	2021
Revenues	$1,347	$-
Cost of goods sold	322	-

Gross profit	$1,025	$-

NOTE 21:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2022	2021	2020
a.	Research and development expenses:
	Wages and related expenses	$436	$357	$322
	Share-based payment	264	27	69
	Regulatory, professional and other expenses	750	934	119
	Research and preclinical studies	703	165	139
	Clinical studies	369	172	-
	Chemistry and formulations	281	335	-

		2,803	1,990	649

b.	General and administrative expenses:
	Wages and related expenses	437	256	237
	Share-based payment	633	16	22
	Professional and directors’ fees	2,499	2,417	1,283
	Business development expenses	161	5	58
	Regulatory expenses	162	165	98
	Office maintenance, rent and other expenses	224	135	182
	Wellution operating expenses	907	-	-
	Investor relations and business expenses	1,486	784	22

	General and administrative expenses:	6,509	3,778	1,902

c.	Other expenses:
	Impairment of company accounted for at equity	-	-	742
	Group’s share of losses of company accounted for at equity, net	109	-	-
		109	-	742

d.	Finance income:
	Net change in fair value of financial liabilities designated at fair value through profit or loss	(7,832)	-	(630)

		(7,832)	-	(630)
e.	Finance expenses:
	Issuance expenses related to warrants	1,204	6	835
	Exchange rate differences, net	4	3	12
	Losses from remeasurement of investment in financial assets	770	-	-
	Finance expense in respect of leases	15	4	7
	Finance expenses from interest and commissions	21	8	18

		$2,014	$21	$872

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 22:-	LOSS PER SHARE/ADS

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2022		2021		2020
Amounts used in the computation of basic and diluted loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss
	In thousands	USD	In thousands	USD	In thousands	USD
Continuing operations:

Basic loss per share	4,575	(2,592)	2,049	$(5,789)	258	$(3,482)

Effect of potential dilutive ordinary shares	-	-	-	-	7	(468)

Diluted loss per share	4,575	(2,592)	2,049	(5,789)	265	(3,950)

b.	The computation of diluted loss per share did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	Share Options to employees, officers, directors and consultants; and

2.	Non-marketable warrants to investors.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS

The Company applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Company’s management, which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Company’s management determined that as of December 31, 2022, the Company has two reportable segments – (1) development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation); and (2) online sales of a various range of hemp-based products including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

	Year ended December 31, 2022
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,347	$1,347
Inter-segment	-	-	-
Total	-	1,347	1,347

Segment loss (gain)	8,405	(118)	8,287
Company’s share of losses of company accounted for at equity, net			109
Finance expense (income), net			(5,818)
Tax expense			14

Loss			2,592

	Year ended December 31, 2021
	Drug Development	Online Sales	Total
Revenues
External	$-	$-	$-
Inter-segment	-	-	-
Total	-	-	-

Segment loss	5,768	-	5,768
Finance expense (income), net			21

Loss			5,789

	Year ended December 31, 2020
	Drug Development	Online Sales	Total
Revenues
External	$-	$-	$-
Inter-segment	-	-	-
Total	-	-	-

Segment loss	3,293	-	3,293
Finance expense (income), net			242

Loss			3,535

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS (CONT.)

	As of December 31, 2022
	Drug Development	Online Sales	Total

Segment Assets	$9,664	$941	$10,605
Segment Liabilities	$4,021	$135	$4,156

	As of December 31, 2021
	Drug Development	Online Sales	Total

Segment Assets	$9,916	$-	$9,916
Segment Liabilities	$1,775	$-	$1,775

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2022		December 31, 2021
	Key management personnel	Other related parties	Key management personnel	Other related parties
Current liabilities	$70	$55	$447	$-

b.	Transactions with related parties (not including amounts described in Note 24c):

	Year ended December 31,
	2022	2021	2020
Research and development expenses	$208	$-	$-

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2022	2021	2020
Short-term benefits	$1,940	$962	$746

Cost of share-based payment	$779	$43	$91

d.	Mr. Oz Adler, our Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands.
e.

On March 7, 2022, we entered into the Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, our Chief Technologies Officer, Mr. Weiss, our President, and Mr. Adler, our Chief Executive Officer and Chief Financial Officer serve as officers and directors.

During the year ended December 31, 2022, the Company recognized expenses in respect of the Cooperation Agreement with Clearmind in the amount of $208, and the balance owed to Clearmind as of December 31, 2022, was $55.

On November 17, 2022, we invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 230,769 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind (see also note 8).

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 25:-	EVENTS AFTER THE REPORTING DATE

On February 23, 2023, the Company signed an agreement with Jeffs’ Brands Holdings (“NewCo”) Inc. a recently newly-formed wholly owned subsidiary of Jeffs’ Brands and Jeffs’ Brands, pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, NewCo Inc. will acquire from the Company a number of shares of stock equal to approximately a 49% interest in the Company’s wholly owned subsidiary, SciSparc Nutraceuticals Inc., which owns WellutionTM , for $2,500 in cash, and additional deferred cash payments of approximately $489,330 accounting for price adjustments related to inventory and working capital, which will be paid in five equal monthly installments beginning in May 2023 (the “Price Adjusment”). As collateral for the payment in full of the Price Adjustment, SciSparc will hold back such number of shares of common stock of SciSparc Nutraceuticals, equal to the outstanding due amount of the Price Adjustment (the “Holdback Shares”). Following the closing of the transaction on March 22, 2023, which included an equity conversion of financing amounts previously provided to SciSparc Nutraceuticals Inc. by the Company for working capital, and the release of the Holdback Shares upon the payment in full of the Price Adjustment the Company will hold approximately 51% of SciSparc Nutraceuticals Inc.

Pursuant to the agreement, at the closing of the transaction, Jeffs’ Brands and SciSparc Nutraceuticals Inc. entered into a consulting agreement, pursuant to which Jeffs’ Brands will provide management services to SciSparc Nutraceuticals Inc. for the WellutionTM brand for a monthly fee of $20 and Jeffs’ Brands will receive a one-time signing bonus in the amount of $51. The consulting agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice.

In addition, in connection with the closing of the transaction, the Company and Jeffs’ Brands, engaged in a mutual share exchange in the amount of $288,238 of ordinary shares from each of us and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, the Company acquired 247,415 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 360,297 ordinary shares of us having an aggregate value of $288,238, which was adjusted from $300,000 according to the 4.99% ownership limit included in the definitive agreements.

- - - - - - - - - - - - - - - - - - - - - - - - -