Form 20-F
period 2023-12-31
SciSparc Ltd.
filed 2024-04-01
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Oz Adler

Chief Executive Officer

Tel: +972-3-7175777

Email: oz@scisparc.com

20 Raul Wallenberg St.

Tower A, 2nd Floor

Tel Aviv 6971916, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	SPRC	The Nasdaq Capital Market
Rights to Purchase Ordinary Shares, no par value		The Nasdaq Stock Market LLC

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

706,683 Ordinary Shares, no par value, as of December 31, 2023

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

Yes ☐ No ☒

i

INTRODUCTION

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in developing and testing pharmaceutical compositions comprised of N-acylethanolamines and cannabinoids such as Palmitoylethanolamide, or PEA, and/or Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptor agonists, from which we have derived three main proprietary combinations: SCI-110 for the treatment of Tourette syndrome and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. We hold a 50.86% controlling stake in our subsidiary SciSparc Nutraceuticals Inc., which focuses on the sale of hemp-based products on the Amazon.com marketplace.

We were incorporated under the laws of the State of Israel on August 23, 2004. Our Ordinary Shares are listed on the Nasdaq under the symbol “SPRC”.

Unless otherwise indicated, all references to the “Company,” “we,” “us, “our” and “SciSparc” refer to SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries.

On September 28, 2023, we completed a reverse split of our share capital in the ratio of 26:1, or the Reverse Split. Unless the context expressly indicates otherwise, all references to share and per share amounts referred to in this Annual Report on Form 20-F reflect the amounts after giving effect to the Reverse Split.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F, or the Annual Report, are translated using a rate of NIS 3.627 to USD 1.00, the last exchange rate published by the Bank of Israel on December 29, 2023.

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

Forward-looking statements include, but are not limited to, statements about:

●	our ability to raise capital through the issuance of additional securities and ability to continue as a going concern;

●	our ability to advance the development of our pharmaceutical product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our pharmaceutical product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate our new eCommerce operations business, which focuses on the sale of hemp-based products on the Amazon.com marketplace;

●	our ability to pursue our intended restructuring plan which involves transferring our pharmaceutical activities to Jeffs’ Brand Holding Inc., a wholly owned subsidiary of Jeff’s Brands, or NewCo, or the Restructuring Plan, and list NewCo on a leading stock exchange;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them and the military hostilities with the Hezbollah organization along the Northern border of Israel;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report.

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

v

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3.D of this Annual Report and the other reports and documents filed by us with the SEC.

Risks Related to Our Financial Condition and Capital Requirements

●	We are a specialty clinical-stage pharmaceutical company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our product candidates.

●	We have not generated any revenue from the sale of our current product candidates and may never be profitable.

●	We expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations.

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to the Discovery and Development of Our Pharmaceutical Product Candidates

●	We are heavily dependent on the success of our pharmaceutical product candidates, which are in the late stages of pre-clinical development or early stages of clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results. We may also find it difficult to enroll patients in our clinical studies. Difficulty in enrolling patients could delay or prevent clinical studies of our pharmaceutical product candidates.

●	If the FDA does not conclude that our pharmaceutical product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for our pharmaceutical product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.

●	In respect of our pharmaceutical product candidates targeting rare indications, orphan drug exclusivity may afford limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our pharmaceutical product candidates in those indications during that period of exclusivity.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct our preclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our pharmaceutical product candidates and our business could be substantially harmed.

●	We will rely on third parties to manufacture our active pharmaceutical ingredient, or API, and formulations. Our business could be harmed if those third parties fail to provide us with sufficient quantities of our needed supplies or fail to do so at acceptable quality levels or prices.

Risks Related to Commercialization of Our Pharmaceutical Product Candidates

●	If the market opportunities for our pharmaceutical product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

●	We face intense competition and rapid technological change and the possibility that our competitors may discover, develop or commercialize therapies that are similar, more advanced or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our pharmaceutical product candidates.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively in our markets. Further, if we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

●	We may not be able to identify infringements of our patents and accordingly the enforcement of our intellectual property rights may be difficult.

Risks Related to Our Pharmaceutical Business Operations

●	From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements. Similarly, we may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate.

●	We may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate or that we will be able to successfully integrate or operate any new business we acquire.

●	We will need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.

Risks Related to our Intended Corporate Restructuring Plan

●	The Restructuring Plan may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

Risks Related to Our Subsidiary’s eCommerce Operations

●	We may be unable to successfully integrate or execute our new subsidiary’s eCommerce operations business.

●	Our subsidiary’s eCommerce operations rely on the Amazon.com marketplace and fulfillment by Amazon.com and changes to the Amazon.com marketplace, Amazon’s services and their terms of use may harm our business.

Risks Related to the Ownership of Our Securities

●	We will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders.

●	We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result it may be difficult for you to sell your Ordinary Shares.

Risks Related to Israeli Law and Our Operations in Israel

●	Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

●	Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including (i) the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region and Israel’s war against them as well as the war’s potential impact on our business and operations and (ii) the military hostilities with the Hezbollah organization along the Northern border of Israel.

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

We have historically incurred substantial net losses; including net losses of approximately $5.9 million for the year ended December 31, 2023, $2.6 million for the year ended December 31, 2022 and $5.8 million for the year ended December 31, 2021. As of December 31, 2023, we had an accumulated deficit of approximately $69 million.

We have devoted substantially all of our financial resources to develop our product candidates, and more recently, to a lesser degree, we have been searching for strategic transactions. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our product candidates, the demand for our product candidates, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are in the late stages of preclinical and at the early stages of clinical development for our product candidates, we have not yet commenced pivotal clinical studies for any product candidate. Although we have begun early commercialization efforts for our proprietary Palmitoylethanolamide, or PEA, oral tablets formulation, CannAmide™, which we expect will be marketed to pharmacies and other retail outlets across Canada following our entering into a distribution agreement(s), it may be several years, if ever, before we complete pivotal clinical studies and have our lead product candidate approved for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of the markets for which our product candidates may receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

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

As of December 31, 2023, our cash was approximately $2.1 million, other accounts receivable was approximately $0.5 million, we had working capital of approximately $4.9 million and we also had an accumulated deficit of approximately $69 million. Based upon our currently expected level of operating expenditures, we do not expect that our existing cash will be sufficient to fund operations for at least the next 12 months. We expect that we will require substantial additional capital to commercialize our pharmaceutical product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2023 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time, and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame, and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe TS patients would require pharmacological treatment. We further responded in January 2018 by providing additional information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to the fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After we had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about our ability to limit the use of the pharmaceutical product to the subset of patients we are pursuing. Due to the fact that we disagree with this concern, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the pharmaceutical product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March 2021, we sent our response to the FDA. In June 2021, we received a response from the FDA explaining that they are unable to grant our request until new information becomes available to support our request for orphan drug designation. We will re-visit the application after we obtain clinical results from our upcoming phase IIb clinical trial in TS.

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

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going clinical, nonclinical and preclinical programs. These risks may be heightened in the event of new uncontrolled outbreaks of the COVID-19 pandemic. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical studies may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. The following are among the provisions established by the Patient Protection and Affordable Care Act of 2010, or ACA, of greatest importance to the pharmaceutical and biotechnology industry:

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

Engagement in any type of intellectual property collaboration agreement requires diligent management of intellectual property rights. Joint intellectual property engagements may create additional administrative and financial burdens and may place us at heightened risk of disputes or litigation regarding ownership, maintenance or enforcement of such joint intellectual property. For example, our collaboration with Clearmind Medicine Inc., or Clearmind, has resulted in filings of provisional patent applications related to certain combinations of our respective proprietary compounds. As a joint-owner of intellectual property, we are generally or would be unable to use or exploit the intellectual property without the consent of the other joint owner. If we cannot obtain sole commercial use rights for such jointly-owned intellectual property as a result of our collaboration, our future product development and commercialization plans may be adversely affected. Moreover, if we cannot obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively, and our business and results of operations may be harmed.

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

We have received a termination notice for a license agreement for certain intellectual property rights from an entity controlled by our former chairman and chief executive officer, Dr. Ascher Shmulewitz.

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

In August 2020, Dr. Shmulewitz was replaced by Mr. Amitay Weiss, who was later replaced by Mr. Oz Adler in January 2022, each of whom was appointed as our Chief Executive Officer. In February 2021, we received a request from Dr. Shmulewitz to provide him with information relating to our compliance with the Dekel license agreement. On February 5, 2024, we received a written notice from Dekel for the termination of the license agreement, effective immediately, based on its allegation that we failed to provide Dekel with certain reports regarding the licensed products under the license agreement. We reject all of Dekel’s allegations as set forth in the termination notice and intend to defend ourselves vigorously, should it be necessary. We are assessing the effects, if any, on our business as a result of the termination notice received from Dekel. If we are no longer able to license certain of Dekel’s technology under the Dekel license agreement or if any potential dispute results in a determination adverse to us, our business may be impeded or materially harmed.

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

Similarly, we may strategically invest into various pharmaceutical companies. However, we can offer no assurance that the value of our investment will increase or that it will not fluctuate because the value of our investments may be adversely affected by a number of factors, such as negative changes in a company’s results of operations, cash flows, financial position and accounting impairment. For example, on March 31, 2022, we entered into an agreement with and invested in MitoCare X Bio Ltd., or MitoCareX, a company focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. In addition, on November 17, 2022, we invested in Clearmind, a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems. The potential benefits of the agreement with MitoCareX, the investment in Clearmind or other potential investments may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on our results of operations, cash flows and financial position. The potential benefits of agreements with potential ventures may not materialize or may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on our results of operations, cash flows and financial position.

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

Risks Related to our Intended Corporate Restructuring Plan

The intended Restructuring Plan, which may involve transferring our pharmaceutical activities to a new wholly-owned subsidiary, may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

On January 25, 2023, we announced that our board of directors resolved to pursue a Restructuring Plan which may involve transferring our pharmaceutical activities to Jeffs’ Brand Holding Inc., a wholly owned subsidiary of Jeffs’ Brands, or NewCo. As part of or independent to the Restructuring Plan, we intend to examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors.

Pursuant to the Restructuring Plan, on November 22, 2023, we announced the signing of a non-binding letter of intent, or LOI, to acquire a leading vehicle importer company in Israel, or the Target Company, with certain new negotiated terms as announced on December 7, 2023. According to the new negotiated terms, we will acquire 100% of the Target Company and establish a new wholly-owned Israeli subsidiary, which would in turn merge with and into the Target Company, or the Acquisition. Following the Acquisition, if completed, it is contemplated that our shareholders will hold approximately 50.01% of the share capital of the post-closing combined company.

Completion of the transactions contemplated by this LOI, or any other potential restructuring plans or transactions in addition to the possible listing of NewCo on a stock exchange, may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and shareholders and satisfaction of any closing conditions to effectuate such corporate restructuring. On January 19, 2024, we announced, that we had entered into a bridge loan agreement as lender, with the Target Company, pursuant to which the Target Company received a bridge loan from us in the amount of $1.4 million. This subjects us to additional risk in the event of a default or partial default on payment of the bridge loan. Moreover, there can be no assurance regarding the ultimate timing of the Acquisition or any other restructuring plans.

Unanticipated developments or changes, including but not limited to, changes in the general or financial market conditions, possible delays in obtaining various regulatory and tax approvals, changes in the law, and challenges in executing the Acquisition or any other restructuring plan could delay or prevent the completion of the Restructuring Plan and listing of NewCo, or cause the restructuring and listing of NewCo to occur on terms or conditions that are different or less favorable than initially expected. These or other developments could cause us not to realize some or all of the expected benefits of the Restructuring Plan and listing of NewCo or to realize them on a different timeline than expected. If the Restructuring Plan and listing of NewCo do not occur, we could pursue other transactions involving our pharmaceutical activities.

The Restructuring Plan and listing of NewCo may not achieve the anticipated benefits and may expose us to additional risks.

We may not realize the anticipated strategic, financial, operational or other benefits of the Restructuring Plan and listing of NewCo. We cannot predict with certainty when the benefits expected from these transactions will occur or the extent to which they will be achieved. There is no assurance that following the Restructuring Plan and listing of NewCo that each separate company will be successful. Whether or not the Restructuring Plan and listing of NewCo is completed, we may face material challenges in connection with the intended transactions, including but not limited to, the diversion of management time on matters relating to the Restructuring Plan and listing of NewCo, the impact of having to operate under the terms of any transition service agreements, the impact on our ability to retain talent and potential impacts on our relationships with customers, suppliers, employees and other counterparties. In addition, we will incur one-time costs and ongoing costs in connection with, or as a result of, the Restructuring Plan and listing of NewCo, including costs of operating as independent, publicly-traded companies that the separate businesses will no longer be able to share. Those costs may exceed our estimates or could negate some of the benefits we expect to realize. Further, we have not yet analyzed whether the Restructuring Plan and listing of NewCo will be tax-free to our shareholders for U.S. federal income tax or Israeli tax purposes and there is no assurance that the Restructuring Plan and listing of NewCo will qualify for this treatment. If the Restructuring Plan and listing of NewCo is ultimately determined to be taxable, any of NewCo, our shareholders or us could incur income tax liabilities that could be significant. If we do not realize the anticipated benefits of the Restructuring Plan and listing of NewCo it could adversely affect our business, results of operations, cash flows and financial condition.

Following any Restructuring Plan and listing of NewCo, the trading price of our Ordinary Shares may fluctuate significantly.

We cannot predict whether the market value of our Ordinary Shares after any Restructuring Plan and listing of NewCo will be, in the aggregate, less than, equal to or greater than the market value of our ordinary shares prior to such transactions. The trading price of our Ordinary Shares may be more volatile around the time of the intended separation.

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

Maintaining and enhancing our product listings is critical in expanding and growing our business. However, a significant portion of our perceived performance to the customer depends on third parties outside of our control, including suppliers and logistics providers such as FedEx, UPS, postal services and other third-party delivery agents and online retailers, mainly Amazon. Because our agreements with our online retail partners are generally terminable at will, we may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because we rely on third party logistics companies to deliver our products, we are subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because we rely on national, regional and local transportation companies for the delivery of some of our other products, we are also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage. In addition, maintaining and enhancing our current and future brands may require us to make substantial investments, and these investments may not yield sufficient returns. If we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to anticipate market trends and customer demand and to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our suppliers, which we may not be able to do successfully.

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

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences, a weakening in global economies or inflation, may result in decreased net revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our income (loss) from operations after tax in a given quarter to be lower or higher than expected. We also make certain assumptions when forecasting the amount of expenses we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of equity awards granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given quarter may be lower than expected.

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

As of March 28, 2024, holders of warrants (including pre-funded warrants) may exercise their warrants into up to 3,268,244Ordinary Shares. In the event that such warrants are exercised in full, the ownership interest of existing holders of our equity securities will be diluted and may have a negative effect on the trading price of our Ordinary Shares.

The market price of our securities may be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price you paid.

The market price of our Ordinary Shares is volatile. Our Ordinary Share price is and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in our product candidates or clinical trial failures of our product candidates;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our product or product candidates and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the FDA or European or Asian authorities;

●	failure to successfully develop and commercialize our products or product candidates;

●	failure to enter into strategic collaborations or failure to successfully integrate acquisitions we have made;

●	failure by us or strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities through third-party manufacturers, inability to obtain adequate product supply for our products or the inability to do so at acceptable prices;

●	introduction of new products or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failures or delays in our intended Restructuring Plan;

●	failure to meet or exceed the financial expectations of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our platform technologies, technologies, products or product candidates;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	changes in general conditions in the economy and the financial markets in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region and Israel’s war against them and the military hostilities with the Hezbollah organization along the Northern border of Israel;

●	sales of our securities by us or our shareholders in the future; and

●	trading volumes of our securities.

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

Our warrants and pre-funded warrants only represent the right to acquire Ordinary Shares at a fixed price, and in the case of the warrants, for a limited period of time. Specifically, holders of the warrants and pre-funded warrants that we issued in private placements in March 2020, March 2021, June 2022 and October 2023 and in our November 2020 and August 2023 public offerings may exercise their right to acquire Ordinary Shares and pay an exercise price per Ordinary Shares (in the case of the pre-funded warrants, $0.001 to $0.026 per Ordinary Share and in the case of other warrants, ranging from $68.38 to $637.00 per Ordinary Share), subject to adjustment upon certain events, and in the case of warrants only prior to five years from their respective issuance dates, after which date any unexercised warrants will expire and have no further value.

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

In addition, on March 10, 2023, we received a written notice, or the Notice, from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. Although we have since cured this deficiency and have regained compliance with Nasdaq Listing Rule 5550(a)(2), there is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules and no assurance can be given that we will remain eligible to be listed on Nasdaq.

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

Unfavorable outcomes in legal proceedings may harm our business and results of operations.

Regardless of whether or not there is merit to the claims underlying any legal proceedings to which we are subject, and regardless of whether or not we are found as a result of such proceedings to have violated any applicable laws, such proceedings can be expensive to defend or respond to, and could result in substantial costs and diversion of management’s attention and resources, which could harm our business, and potentially could cause substantial and irreparable harm to our public reputation. For example, on May 2, 2023, Capital Point Ltd., or Capital Point, filed a lawsuit in the Tel Aviv-Jaffa District Court against us as the sole defendant in connection with the warrant we issued to Capital Point pursuant to a joint venture transaction entered into on May 15, 2020 by and between us, Capital Point and Evero Health Ltd. one of our subsidiaries. The lawsuit includes allegations of breaches of contract under the Israeli Contracts Law (General Part), 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches under the Israeli Torts Ordinance (New Version), 1968. The lawsuit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the lawsuit, liquidated damages according to the provisions set forth in the warrant, and seeks as well for the court to order a mandatory injunction order for us to issue a warrant to Capital Point to purchase $340,000 of our ordinary shares, the return of any unlawful profits received by us and punitive damages. As of March 28, 2024, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd. As of the date of this Annual Report, we cannot predict the likelihood of our success in the lawsuit. If we do not prevail in such lawsuit, our results of operations and reputation could be adversely affected.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares if we are or were to become a PFIC.

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we would be deemed a PFIC for 2023. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See Item 10.E. “Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Companies” for additional information.

Risks Related to Israeli Law and Our Operations in Israel

We conduct our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may affect our operations.

We are incorporated under the laws of the State of Israel and our headquarters and principal offices and most of our operations are located in the State of Israel. In addition, all of our key employees and officers are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s border with the Gaza Strip, attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. In response, the Security Cabinet of the State of Israel declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. To date, the State of Israel continues to be at war with Hamas.

Since the war broke out on October 7, 2023, our operations have not been adversely affected, except with regards to our SCI-210 ASD clinical trial at Soroka Medical Center which was delayed by three months. At this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general, which may involve additional credit rating agencies downgrading Israel’s credit rating score after Moody’s downgrading of Israel’s credit rating from A1 to A2 and outlook rating from “stable” to “negative”, and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations. We continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many such military reservists have been discharged, they may be called up again depending on how events unfold. As of March 28, 2024, none of our three current employees in Israel have been called to active military duty, though we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts and such persons may be absent from their positions for a period of time. As of March 28, 2024, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In the months since the initial attack by Hamas, other regional hostilities have become more pronounced. This includes clashes with Hezbollah on Israel’s northern border with Lebanon, with Hezbollah conducting missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. This clash may escalate in the future into a greater regional conflict, and attacks on marine vessels thought to either be in route towards Israel or to be partly owned by Israeli businesses in the Red Sea by members of the Houthi Movement in Yemen, resulting in shipping companies rerouting their cargo ships or ceasing shipments to Israel in the case of the latter. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs, regarding the business and operations of the Wellution brand. The risk of ongoing supply disruptions may further result in delayed deliveries of our products. Hostilities with Hamas, Hezbollah, the Houthi Movement, and other terrorist organizations include and may include terror and missile and drone attacks.  It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. We may also be targeted by cyber terrorists specifically because we are an Israeli company. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. In addition, there have been increased efforts by certain countries, activists and organizations to cause companies, research institutions and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. In December 2023, the Republic of South Africa brought a case to the International Court of Justice, or the ICJ, about which Israel as a member of the Convention on the Prevention and Punishment of the Crime of Genocide, falls under its jurisdiction. The claim asserted that Israel had committed genocide against Palestinians in the Gaza Strip. Prosecutorial proceedings took place in January 2024. The ICJ issued an interim ruling that prescribed Israel to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to the people of Gaza. In light of this ruling, certain companies and business have terminated commercial relationships  with Israeli companies and more may follow. If such international tribunal and ICJ rulings continue to issue rulings against Israel, this may adversely impact our ability to cooperate with research institutions and collaborate with other third parties.

Political instability in Israel, originating before October 2023, could disrupt our operations. Having held five general elections between 2019 and 2022, government policy is subject to regular disruptive changes. The current government of Israel has pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Not only have the proposed judicial reforms been put on hold due to the ongoing focus on the war, but also the Supreme Court of Israel ruled that the judicial reform passed into legislation relating to reasonability is unconstitutional. If such changes to the judicial system resume, however, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

As a company listed on an exchange in the U.S., Israeli law may allow any one or more of our shareholders holding, in the aggregate, at least 10% of our voting rights to demand that we convene a special shareholders meeting. Also, in the event that we choose not to convene a special shareholders meeting pursuant to such a request, Sections 64-65 of the Companies Law provide, among others, that such shareholders may independently convene a special shareholders meeting within three months (or under court’s ruling) and require us to cover the costs, within reason, and as a result thereof, our directors might be required to repay us such costs. If our shareholders decide to exercise these rights in a way inconsistent with our management’s strategic plans, our management’s ability to run our company may be disrupted, and this process may entail significant costs to us.

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

Our research and development efforts with respect to some of our past activities, which was focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s disease, which we sold in March 2015, and our Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which in part was returned and re-assigned to Hadasit Medical Research Services & Development Ltd., or Hadasit, and in part is still in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of December 31, 2023, we had received the aggregate amount of approximately $1.1 million from the IIA for the development of our abovementioned technologies. As of December 31, 2022, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1.1 million including interest. With respect to such grants, we are committed to pay certain royalties up to $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, or the Innovation Law, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

Under the Innovation Law and the regulations thereunder, a recipient of IIA grants is required to return the grants by the payment of royalties of 3% to 6% on the revenues generated from the sale of products (and related services) developed (in whole or in part) under an IIA program up to the total amount of the grants received from IIA plus the relevant interest rate, if any. Under IIA regulations, grants received before June 30, 2017, bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	failure by us to obtain regulatory approvals for the use of our products in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

●	an outbreak of a contagious disease, such as coronavirus, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, its books and records provisions or its anti-bribery provisions.

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

Our capital expenditures for 2023, 2022 and 2021 amounted to $0, $9,200 and $35,000, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on THC, and/or CBD and/or other CBR agonists: SCI-110 for the treatment of TS and for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD. We also hold a 50.86% controlling stake in our subsidiary SciSparc Nutraceuticals Inc., or SciSparc Nutraceuticals, whose business focuses on the sale of hemp seeds oil-based products and others on the Amazon.com marketplace.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases of the central nervous system such as TS and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™. We believe that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

SCI-160 is a novel pharmaceutical preparation containing a cannabinoid receptor type 2, or CB2 receptor, agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by the late Raphael Mechoulam, who was a professor of medicinal chemistry at the Hebrew University.

We believe that modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we developed a regulatory dossier that was submitted to the German Federal Institute for Drugs and Medical Devices, or BfArM, and the Israeli Ministry of Health, or MoH, for our SCI-110 program for TS. We plan to submit this regulatory dossier to the FDA.

In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. In December 2021, The Israeli Medical Center for Alzheimer’s recruited the first patient to participate in the phase IIa clinical trial. In June 2023, we announced positive topline results from our Phase IIa clinical trial of SCI-110 in patients with Alzheimer’s disease and agitation at the Israeli Medical Center for Alzheimer’s, suggesting that SCI-110 is safe and tolerable while significantly improving agitation symptoms over time in the elderly population with Alzheimer’s disease. This Phase IIa clinical trial was an open label study, which included 18 patients diagnosed with Alzheimer’s disease and agitation, to evaluate the safety, tolerability and efficacy trends of twice daily oral administration of SCI-110. Results showed that the clinical trial met its primary endpoints of the number of drop-out subjects due to poor tolerability and the number of clinical trial treatment-related adverse events, with no SCI-110 related safety issues observed and no dropouts from the clinical trial due to clinical trial medication. Specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls. In addition, analysis of the clinical trial results showed that the clinical trial also met its secondary end point of change from baseline to end of treatment in agitation measured by the Cohen Mansfield Agitation Inventory where out of the fifteen patients treated with SCI-110 at least two consecutive times during the trial, thirteen of them at doses ranging between 7.5mg-12.5mg/day showed amelioration in agitation with no need to use rescue medication to control agitation. Although not significant, in the exploratory endpoints, eleven patients reduced food intake and showed feeding difficulties, as measured by the Edinburgh Feeding Evaluation in Dementia scale. There was not an effect observed resulting from the treatment on cognition and sleep quality, as measured by the Mini Mental State Examination and by the Sleep Order Inventory, respectively.

On August 8, 2022, we announced that we have received approval from the MoH and Ethics Committee of Soroka Medical Center to conduct our clinical trial for SCI-210 in patients suffering ASD. On January 9, 2023, we signed an agreement with Soroka Medical Center to conduct the clinical trial with pediatric patients suffering from ASD. Our regulatory request to carry out this clinical trial was granted by the Israeli Medical Cannabis Agency, or IMCA, on July 10, 2023. This randomized, double-blind placebo-controlled clinical trial to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD was initiated in July 2023.

For our proprietary SCI-160, in August 2021, we announced positive top-line results for a controlled pre-clinical trial on neuropathic and post-operative pain. The study “An evaluation of SCI-160 on neuropathic pain in the rat spared nerve injury (SNI) model and post-surgical pain in the rat hind paw incision model,” was designed to help assess the potential of SCI-160. Key findings from the pre-clinical trial are that SCI-160 significantly alleviates pain up to six hours after injection as compared with vehicle-treated animals. Daily SCI-160 injections significantly alleviate subject pain from mechanical stimuli as compared with vehicle-treated animals, for up to seven days after surgery. Daily injections of SCI-160 significantly alleviate pain in a hind paw incision model of post-surgical pain up to four days post surgery as compared with vehicle treated animals, and SCI-160 analgesic effects are prolonged in the presence of PEA. Collectively, the results indicated that treatment with SCI-160 significantly alleviates both chronic and acute pain. Based on the positive results, we have decided to continue the development of SCI-160 towards a first in-human clinical study.

Our Pharmaceutical Drug Development Programs

SCI-110 - TS, Alzheimer’s disease and agitation

We believe that our pharmaceutical product candidate, SCI-110, offers a safe and potentially effective solution for a variety of medical concerns. Despite being in its early phases of clinical testing, the application of SCI-110 has extended into several treatments, including TS and Alzheimer’s disease and agitation.

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

Market Size

The ongoing research advancements, increased awareness and advocacy efforts, government initiatives, innovation in therapeutic approaches, patient and caregiver involvement, and regulatory approvals drive the TS treatment market. This dynamic landscape reflects a commitment to understanding TS, developing effective treatments, and creating a supportive environment for affected individuals, contributing to the market’s growth.

The global TS treatment market size was approximately $2.1 billion in 2022 and is expected to reach $3.4 billion by 2034.

According to the CDC, the prevalence of moderate to severe TS is reported to be 44%, indicating a significant portion of individuals experiencing notable symptoms of the condition. Interestingly, adolescents between the ages of 12 and 17 show a more than twofold likelihood of being diagnosed with TS compared to children aged 6 to 11. It highlights the impact of TS on various age groups. It emphasizes the substantial demand for effective treatments within the TS treatment market to address the diverse needs of individuals with the condition.

According to the CDC, 83% of children diagnosed with TS also have at least one additional mental, behavioral, or developmental disorder that serves as a driver for the TS treatment market.

Current Treatment

Pharmacological intervention is considered the first line of therapy for TS, but is reserved for more severe symptoms that interfere with the individual’s ability to function. Today, a full class of drugs that interact with dopamine and non-dopamine systems in the brain are used in the treatment of TS symptoms. Although as of the date of this Annual Report, the FDA has approved only two pharmacological treatments (for adult TS- haloperidol and pimozide – these treatments have a “black box warning”. Many drugs approved or off-label to treat TS are limited to the treatment of a narrow range of TS symptoms (mainly tics), and are associated with severe side effects, both of which limit their utility. Furthermore, several of these drugs have a black box warning on their label due to their potentially lethal effect. A black box warning is the strictest warning put in the labeling of prescription drugs or drug products by the FDA when there is reasonable evidence of an association of a serious hazard with the drug.

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

Following the Phase IIa study, we announced in June 2023 BfArM approval for a Phase IIb clinical trial for SCI-110 in subjects suffering from TS, with a view to such clinical trial being carried out in Germany at the Hannover Medical School. In August 2022, we received MoH approval to conduct the clinical trial in Isarael at Sourasky Medical Center. We also received Ethics Committee approvals in 2022 from Hannover Medical School and Sourasky Medical Center and Internal Review Board approval in 2023 at the Child Study Center at Yale School of Medicine.

In September 2023, we initiated the Phase IIb clinical trial at Sourasky Medical Center. The 86 patients in the clinical trial are randomized to either oral SCI-110 or placebo at a 1:1 ratio. The overall estimated clinical trial duration is 18-24 months. We may also be required to conduct further preclinical studies in parallel to our clinical plans as part of registration process with the FDA and EMA. Following these clinical trials, if successful, we intend to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled clinical trial to evaluate the safety, tolerability and efficacy of up to twice daily oral SCI-110 in treating TS.

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. The request is still pending and we are in communication with FDA. Our last communication was in December 2020 when we received a letter from FDA raising a concern that it will be hard to limit the use of the pharmaceutical product to the subset of patients we are pursuing. There is no assurance that we will successfully obtain orphan drug designation for TS. However, in light of the fact that we disagree with this concern expressed by the FDA, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the pharmaceutical product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March we sent our response to the FDA. In June 2021, we received a response from the FDA, explaining that they are unable to grant our request until new information becomes available to support our request for orphan drug designation. We will re-visit the application after we obtain clinical results from our phase IIb clinical trial in TS.

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

This Phase IIa clinical trial was an open label clinical trial, which included 18 patients diagnosed with AD and agitation, to evaluate the safety, tolerability and efficacy trends of twice daily oral administration of SCI-110. Results showed that the clinical trial met its primary endpoints of the number of drop-out subjects due to poor tolerability and the number of clinical trial treatment-related adverse events, with no SCI-110 related safety issues observed and no dropouts from the clinical trial due to clinical trial medication. Specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls. In addition, analysis of the clinical trial results showed that the clinical trial also met its secondary endpoint of change from baseline to end of treatment in agitation measured by the Cohen Mansfield Agitation Inventory, or CMAI, where out of 15 patients treated with SCI-110 at least two consecutive times during the clinical trial, thirteen of them at doses ranging between 7.5mf-12.5mg/day showed amelioration in agitation with no need to use rescue medication to control agitation. CMAI is a standard measure for measuring agitation in people with dementia. The clinical trial showed that these subjects had amelioration in agitation (paired t-test: CMAI mean difference (mean +/- SD) =10.6+/-14.88, t= 2.76, df=14, p=0.015) from baseline (CMAI: 45.87 +/- 15.17) to endpoint (CMAI: 35.27 +/- 11.09). This resulted in an average reduction of 23% across the entire sample.

In the exploratory endpoints, a decrease in eating and feeding difficulties was shown in 11 patients out of the 15 patients treated at least two consecutive times during the trial as measured by the Edinburgh Feeding Evaluation in Dementia Scale, although the increase was not significant. No effect from the treatment was observed on cognitive measurements and sleep quality, as measured by the Mini Mental State Exam and by the and the Sleep Disorder Inventory, respectively.

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

Market Size

According to the World Health Organization, or WHO, fact sheet on epilepsy in 2024, around 50 million people have epilepsy, making it one of the most common neurological diseases globally. The risk of premature death in people with epilepsy is up to three times higher than for the general population.

Globally, an estimated 5 million people are diagnosed with epilepsy each year. In high-income countries, there are estimated to be 49 per 100 000 people diagnosed with epilepsy each year. In low- and middle-income countries, this figure can be as high as 139 per 100,000.

The global epilepsy market size would grow from $7.8 billion in 2022 to $10.7 billion by 2030.

In recent years, there has been a notable increase in the approval of drugs to treat epilepsy, marking a significant step forward in addressing the challenges posed by severe seizures. Growing awareness of the need for effective therapeutic options and the dedicated efforts of researchers and pharmaceutical companies to develop innovative treatments are leading to the development and approval of these drugs.

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

On August 8, 2022, we announced that we have received approval from the MoH and Ethics Committee of Soroka Medical Center to conduct our clinical trial for SCI-210 in patients suffering ASD. On January 9, 2023, we signed an agreement with Soroka Medical Center to conduct the clinical trial on pediatric patients suffering from ASD. Our regulatory request to carry out this clinical trial was granted by the IMCA on July 10, 2023. This randomized, double-blind placebo-controlled clinical trial to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD was initiated in July 2023. We initiated patient enrollment for the clinical trial in January 2024. In February 2024, we announced that we had successfully completed the manufacturing of the SCI-210 treatment for the clinical trial. In March 2024, the first patient was enrolled in this clinical trial.

SE

SE is a common life-threatening medical emergency characterized by an acute, prolonged epileptic seizure. SE can represent either the exacerbation of a pre-existing seizure or the initial manifestation of epilepsy. In order to avoid neurological sequelae, a timely treatment should be started. When the continuous seizure does not respond to conventional drug treatment, SE can pose serious life-threatening risks.

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

On December 7, 2022, we announced positive results from our pre-clinical study of SCI-210 on SE, conducted at The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, which reaffirms the potential of its proprietary combination products to have a positive effect while minimizing adverse side effects. Our SCI-210 platform combines PEA with CBD. The non-clinical trial objective was to study the potential therapeutic effects of SCI-210 on SE and on neuro-biochemical markers for neurological cognitive sequelae. A pilocarpine SE-induced mice (C57BL/6 male) model to study SCI-210’s effects on seizure severity and mortality was used. After calibration, four groups of animals were studied: an effective-high dose CBD group, a sub-effective dose CBD group, a SCI-210 group (a combination of sub-effective CBD dose and PEA) and a non-treated control group. The results indicated differences in mortality rate as well as seizure rates over time. In the low-CBD group, a higher mortality rate (although not significant) was found and therefore it is reasonable to believe that no significant impact on neuronal protection was achieved. In the high-CBD group, higher, although not significant, levels of neuronal protection were found together with a decreased mortality rate when compared to control. The level of neuronal protection in the SCI-210 treatment was significantly higher compared to the control group and no mortality was found in this group. It was concluded that SCI-210 treatment may potentially be more effective than a CBD monotherapy. Moreover, since the concentrations used in the combo treatment are significantly lower than those recommended for CBD monotherapy, this treatment also has the potential to be safer.

Our SCI-160 Pain Solution

Pain is the most common reason for physician consultation in most developed countries. It is a major symptom in many medical conditions and can interfere with a person’s quality of life and general functioning. Opioid medications can provide short, intermediate or long-acting analgesia depending upon the specific properties of the medication and whether it is formulated as an extended release drug. Opioids are efficacious analgesics in chronic malignant pain and modestly effective in nonmalignant pain management. However, there are associated adverse effects, especially during the commencement or change in dose. Prolonged opioid use may cause drug tolerance, chemical dependency, diversion and addiction. The potency and availability of these substances, despite their high risk of addiction and overdose, have made them popular both as formal medical treatments and as recreational drugs. Due to their sedative effects on the medulla oblongata, opioids in high doses present the potential for respiratory depression, and may cause respiratory failure and death. In a 2013 review study published in Fundamental & Clinical Pharmacology, various studies were cited demonstrating that cannabinoids exhibit comparable effectiveness to opioids in models of acute pain and even greater effectiveness in models of chronic pain. Cannabis produces several compounds with various known activities known together as cannabinoids, such as THC and CBD. In general, cannabinoids bind and act through the two characterized CRP: CB1 and CB2. However, activation of the CB1 receptor (as for example in the case of THC) leads to unwanted psychoactive “high” and other adverse events, whereas activation of CB2 does not lead to any psychoactivity. In addition and unrelated to the above sentence, the affinity of the cannabis derived cannabinoids to these receptors is limited and partial. Newly synthetic cannabinoid HU-433, a specific CB2 agonist with high CB2 receptor affinity, was specifically synthesized by Prof. Raphael Mechoulam from Hebrew University of Jerusalem and is our proprietary new chemical entity.

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

In May 2022, we announced that our collaboration with Clearmind resulted in the filing of a provisional patent application related to a psychedelic combination therapy treating numerous binge behaviors. The patent application referred to the combination of our CannAmide™ with Clearmind’s MEAI. The patent application followed successful pre-clinical studies that showed a significant dose dependent effect for MEAI treatment in reducing alcohol consumption of treated animals, with additional significant effect for the CannAmide™ treatment at the lower sub-effective MEAI dose. Additionally, in May 2022, we announced positive safety profile results from our joint pre-clinical trial with Clearmind. The clinical trial tested the proprietary combination of our CannAmide™ with Clearmind’s psychedelic molecule, MEAI, for alcohol consumption. A histopathology assessment was conducted on several organs (heart, lungs, liver, kidneys, brain, pancreas, spleen, and thyroid gland) from all experiment groups (n=3-5 per group) to determine the safety of the proprietary combination of MEAI and CannAmide™ versus control (mice) that were not exposed to alcohol). The severity of changes was scored by a 5-point scale by a qualified blinded toxicologist (Schafer et al., Toxicol Pathol 2018, 46:256-265). The results indicated a high safety profile of the combination treatment with no treatment-related changes observed.

In June 2022, we announced that our collaboration with Clearmind resulted in the filing of a provisional patent application related to treating cocaine addiction. The patent application refers to the proprietary combination of our CannAmide™ with Clearmind’s MEAI, for treating cocaine addiction.

In August 2022, we announced additional positive pre-clinical results of our psychedelic-based pharma collaboration for treatment for cocaine addiction using MEAI. These pre-clinical study results added to our announcements regarding our collaboration with Clearmind for their combination treatment based on our CannAmide™ compound and Clearmind’s MEAI for various addictions, including pre-clinical studies results, the filing of two provisional patent applications related to compositions comprised of MEAI and n-acylethanolamines and uses thereof and treating cocaine addiction. The pre-clinical trial was led by Professor Gal Yadid and his team from the Gonda Multidisciplinary Brain Research Center located at Bar Ilan University (Ramat Gan, Israel) and was designed to evaluate the possible reward-like effects of MEAI with connection to cocaine and its ability to abolish cocaine-induced conditioned place preference. In the pre-clinical trial, the self-administration paradigm was utilized, which is the gold-standard model for examining drug addiction and is based on operant conditioning. Rats were catheterized and trained to self-administer cocaine. The results identified a statistically significant sub-group within the study, in a non-biased manner and high integrity, which dramatically responded to the treatment, significantly decreasing the craving for cocaine as compared to non-treated control group. This sub-group, representing 60% of animals, showed a very high response within the group.

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

In June 2023, we announced that we and Clearmind were to conduct a study evaluating our combination treatment for obesity and metabolic syndrome.

In August 2023, Clearmind filed a patent application for the treatment of dyskinesia, a combination of the pyschadelic molecule 3-Methylmethcathinone and PEA.

In November 2023, successful results were announced from a pre-clinical trial on rodents, testing the efficacy of the combination treatment of PEA and MEAI on obesity, performed by Joseph Tam from the Hebrew University of Jerusalem. The results indicated that there was an increase in the metabolic process and fat burn, a reduction in appetite and meal sizes, and reductions in ambulation with affecting voluntary activity.

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

In accordance with the closing of the Wellution Acquisition Agreement for the Brand which took place on September 30, 2022, we paid $4.59 million for the Brand and issued to M.R.M $15 million worth of warrants to purchase up to an aggregate amount of 82,418 of our Ordinary Shares, or the M.R.M Warrants. The M.R.M Warrants had an exercise price of $182 per share and an exercise period of five years from the closing, until September 30, 2027.The M.R.M Warrants were exercisable during the exercise period upon the earlier of (i) an achievement of $100 million of gross sales by the Brand in the aggregate or (ii) if the price of our Ordinary Shares closes at $10.00 or above. On March 26, 2024, M.R.M. agreed with us to waive all its rights under the M.R.M. Warrants and have the M.R.M. warrants cancelled for no consideration.

On February 23, 2023, we entered into the Wellution Sale Agreement with Jeffs’ Holdings and Jeffs’ Brands, pursuant to which, at the closing on March 28, 2023, Jeffs’ Holdings acquired from us 57 of common stock of SciSparc Nutraceuticals, equal to approximately a 49% interest in our wholly owned subsidiary, SciSparc Nutraceuticals, which owns the WellutionTM Brand, for a cash consideration of $2.5 million. In addition to the cash consideration upon closing, we received from Jeffs’ Brands an additional amount accounting for certain purchase price adjustments related to inventory and working capital, which adjustments increased the purchase price by approximately $489,330.

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

In addition, pursuant to the Wellution Sale Agreement, at the closing, we undertook a share exchange with Jeffs’ Brands, in which we acquired 35,345 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 of our Ordinary Shares, in each case having an aggregate value of $288,238, or the Share Exchange. The number of shares exchanged was calculated based on the average closing price of the shares on the Nasdaq for the 30 consecutive trading days ending on the third trading day immediately prior to the closing date.

Restructuring Plan

On January 25, 2023, we announced that our board of directors resolved to pursue a Restructuring Plan which may involve transferring our pharmaceutical activities to NewCo. As part of or independent to the Restructuring Plan, we intend to examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors.

Any restructuring and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and satisfaction of any closing conditions to effectuate such corporate restructuring and listing of NewCo. There can be no assurance regarding the ultimate timing of the intended restructuring and listing of NewCo or that they will be completed at all. Other than the signing of the LOI with the Target Company on November 22, 2023, as of the date of this Annual Report, we have not initiated the Restructuring Plan.

Strategic Transaction Opportunity Engagement

In September 2023, we engaged Rosario Capital Ltd. to identify potential opportunities for a strategic transaction.

Non-Binding Letter of Intent with Leading Vehicle Importer Company in Israel

Pursuant to the Restructuring Plan, on November 22, 2023, we announced the signing of the LOI to acquire the Target Company, a leading vehicle importer company in Israel, with certain new negotiated terms as announced on December 7, 2023. This Acquisition is expected to be consummated by means of a reverse triangular merger, pursuant to which we will establish a new wholly-owned Israeli subsidiary, which would in turn merge with and into the Target Company, leaving the Target Company as the surviving company.

As a result of the Acquisition, all outstanding shares of the Target Company would be converted into the right to receive Ordinary Shares of SciSparc and any warrants issued by the Target Company would be converted into the right to receive warrants of SciSparc. Following the completion of the Acquisition, it is contemplated that SciSparc shareholders will hold approximately 50.01% of the share capital of the post-closing combined company.

Bridge Loan with Leading Vehicle Importer Company in Israel

On January 19, 2024, we announced, that we had entered into a bridge loan agreement, or the Loan Agreement, as lender, with the Target Company, pursuant to which the Target Company received a bridge loan, or the Bridge Loan, in the amount of $1.4 million, further to the previously-announced LOI for the Company to acquire the Target Company.

The Loan Agreement, signed on January 16, 2024, states that the principal amount of the Bridge Loan will bear interest at a rate of 7% per annum (or 9% per annum if the Acquisition is not consummated prior to the repayment date), compounded annually. The Bridge Loan amount, together with any accrued interest, or the Owed Amount, may be repaid in part or in whole at the discretion of the Target Company prior to the repayment date. The repayment of the Owed Amount will be due at the earlier date of: (a) the closing of the Acquisition, in which the Owed Amount shall be deemed a part of, and set-off against, the financing amount we will provide the Target Company with upon closing, or $4,250,000; (b) if the definitive agreement for the Acquisition is terminated, in accordance with its terms, within three months from such termination date; or (c) July 15, 2024.

Intellectual Property

Our intellectual property portfolio comprises seven granted U.S. patents, pending patent applications in nine families, all of which are in the national phase of examination. Of this portfolio, we have exclusively licensed one granted U.S. patent from Dekel and one patent family from Yissum. Our intellectual property portfolio also includes two trademarks.

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

In April 2015, we filed a provisional application with the USPTO for combinations of cannabinoids, n-acylethanolamines, and inhibitors of n-acylethanolamine degradation, which, in April 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to utilizing the potentiating effect of n-acylethanolamines on cannabinoids for any cannabinoid amenable indication, including but not limited to analgesia and TS. The 20-year term of any patent issuing from this application would expire in April 2036. In August and September 2021, the patent was granted in Australia and Japan, respectively, and a further patent was granted in Australia in November of 2023. A patent was granted in Israel in August of 2022, and three patents have been issued in the U.S., two in December 2021 and one in February 2022. In December 2022, we were granted a patent from the EPO.

In May 2015, we filed a provisional application with the USPTO for combinations of opioids, n-acylethanolamines, and inhibitors of n-acylethanolamines degradation, which, in May 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to potentiating effect of N-acylethanolamines on opioids for opioid amenable indications. The 20-year term of any patent issuing from this application would expire in May 2036. In July 2021, the first patent was granted in Australia and a second was granted in November 2023. A patent was issued in Japan in March 2023, and the EPO granted a patent in November 2023.

In July 2016, we filed a provisional application with the USPTO for the use of cannabinoids for potentiating the efficacy of antibiotics, which in July 2017 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and China. The 20-year term of any patent issuing from this application would expire in July 2037. In November 2022, the USPTO issued this patent called “Compositions and Methods of Potentiating Antimicrobials”.

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

In August 2022, we received an Israeli patent for our core technology that treats central nervous systems disorders. The invention relates to “Pharmaceutical compositions comprised of cannabinoids and N-acylethanolamines, and methods for their use in preventing and treating a variety of cannabinoid-treatable conditions.”

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

On February 5, 2024, we received written notice from Dekel for the termination of the license agreement, effective immediately, based on our allegedly breaching our material contractual obligations by allegedly failing to provide Dekel with certain reports regarding the licensed products under the license agreement. We disagree and reject Dekel’s allegations as set forth in the notice and we are assessing the effects, if any, on our business. For further information, see Item 3.D “Risk Factors - Risks Related to Our Intellectual Property – We have received a termination notice for a license agreement for certain intellectual property rights from an entity controlled by our former chairman and chief executive officer, Dr. Ascher Shmulewitz.”

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

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated. Intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive one. For more information, see Item 3D “Risk Factors-Risks Related to our Intellectual Property.”

The following table summarizes our portfolio of patents:

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Granted	19-Jul-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Pending	17-Oct-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Canada	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	May 2036	THX-110 THX-210
United States of America	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	May 2036	THX-110 THX-210
United States of America	Abandoned	01-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Granted	10-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Granted	30-Aug-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Published	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
United States of America	Published	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Published	12-Nov-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Israel	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Israel	Pending	31-Mar-2022	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
China (People’s Republic)	Abandoned	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
China	Published	08-Jun-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
European Patent Convention(1)	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
European Patent Convention(1)	Published	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Japan	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Japan	Abandoned	30-Mar-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Hong Kong	Published	16-Jun-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Australia	Granted	30-Jun-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Australia	Pending	19-Oct-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Israel	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Israel	Pending	24-Aug-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
China (People’s Republic)	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
China	Published	03-Apr-2023	COMBINATIONS OF OPIODS AND N-ACYLETHANOLAMINES	May 2036
Japan	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Japan	Abandoned	30-Apr-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Hong Kong	Published	20-Nov-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
European Patent Convention(1)	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Published	27-Nov-2020	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Canada	Allowed	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Published	29-Jul-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
European Patent Convention(1)	Published	28-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	24-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Hong Kong	Published	24-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Canada	Pending	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Canada	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
China	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
European Patent Convention(1)	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Hong Kong	Published	18-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Israel	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
India	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Japan	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Mexico	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Russia	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Hong Kong	Published	20-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
United States of America	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Canada	Expired	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
China	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United Kingdom	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
Germany	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
France	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Abandoned	14-May-2018	HUMANIZED ANTIBODIES TO CLUSTERS OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Granted	09-Jun-2020	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Abandoned	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Published	29-Sep-2022	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
European Patent Convention(1)	Allowed	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
China	Published	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
Canada	Abandoned	13-Jul-2017	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Granted		* Compositions comprising CB receptor agonists, uses thereof and methods for their preparation	October 2029	THX-160
United Kingdom	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
Germany	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
France	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
United States of America	Granted	29-Jul-09	* COMPOSITIONS AND METHODS FOR TREATING INFLAMMATORY DISORDERS	July 2029
Australia	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Canada	Pending	16-Sep-2021	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
China	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
European Patent Convention(1)	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Israel	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
India	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Japan	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
United States of America	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Hong Kong	Published	7-Jun-2023	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041

We have also been granted a trademark for CannAmide™ in the United States with registration pending.

(1)	Validation states are not listed separately.

Sales and Transfer of Intellectual Property Assets

Transaction with Former Subsidiary

In June 2016, we entered into a share transfer agreement with our former subsidiary, Orimmune Bio Ltd., or Orimmune, and Karma Link Ltd., or Karma Link. According to the agreement, we agreed to sell our interests in Orimmune to Karma Link, and also use our best efforts to transfer to and assign Orimmune our rights in the Anti-CD3 technology.

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

On February 17, 2023, we announced that MitoCareX has achieved its first milestone pursuant to the MitoCareX Agreement. The first milestone refers to the establishment of MitoCareX’s cloud-based computing infrastructure that is expected to allow its future expansion into machine learning system. The system is harnessed to investigating mitochondrial carriers that are crucial for cell viability. As a result of MitoCareX meeting this milestone, we invested an additional $400,000 in MitoCareX and increased our share ownership holdings in MitoCareX Bio from 31.48% to 41.92%.

On May 8, 2023, we announced that MitoCareX successfully developed its core algorithm for allowing the generation of reliable 3D comparative models of human SLC25A mitochondrial carrier proteins.

On November 27, 2023, we announced that MitoCareX achieved positive results with the development of its laboratory capabilities by establishing a variety of small-molecule screening platforms. With this development, MitoCareX achieved its second milestone pursuant to the MitoCareX Agreement and as a result, on March 11, 2024 we invested an additional $600,000 and increased our share ownership holdings in MitoCareX Bio from 41.92% to 52.73%.

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

In June 2023, we entered into a license and distribution agreement with SciSparc Nutraceuticals pursuant to which we granted SciSparc Nutraceuticals an exclusive license to sell and market its PEA oral tablets, CannAmide™ on the Amazon.com marketplace in Canada.

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

A 30-day waiting period after the submission of an original IND is required prior to the commencement of clinical testing in humans. If the FDA has not imposed a clinical hold on the IND or otherwise commented or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. In practice, a submitting party should contact the division after this 30 day period to ensure that the FDA has reviewed the IND to the extent that they can assure there will be no hold placed on the IND if the FDA has not responded to the Company within this period.

Clinical trials involve the administration of the investigational product to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients to ensure the quality of the trial and to define the roles of clinical trial sponsors, administrators and monitors. Clinical protocols and details of the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol and any amendment involving testing of U.S. study subjects within the United States and subsequent protocol amendments must be submitted to the FDA as part of the IND.

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

505(b)(2) Regulatory Approval Process

Section 505(b)(2) of the FDC Act, or 505(b)(2), provides a regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference, or use from the person by or for whom the investigations were conducted. The applicant may rely upon the FDA’s prior findings of safety and efficacy for an approved product that acts as the reference listed drug for purposes of a 505(b)(2) NDA. The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support any changes from the reference listed drug. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

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

The cost of preparing and submitting an NDA is substantial, mainly due to the non-clinical and clinical trial costs. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee; the fee in the fiscal year 2023 was $3,242,026.

The FDA has 60 or 74 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug product candidates are reviewed within 10 to 12 months, while most applications for priority review drugs are reviewed within six months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug product candidates, or drug product candidates that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA may inspect the facility or the facilities at which the drug substance and drug product are manufactured. The FDA will not approve the drug product candidate unless compliance with or current cGMP, or cGMP, is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

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

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a REMS plan to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and ETASU. An ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product candidate approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product candidate approvals may be withdrawn if compliance with regulatory standards is not maintained related to the manufacture, safety or effectiveness or problems are identified following initial marketing.

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

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug product that is approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of confirmatory or post-approval clinical trial(s) or registries to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated approval regulations are subject to prior review by FDA.

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

In addition, under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective, unless the sponsor has received a deferral or waiver from the FDA. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted with the exception of certain oncological indications. The required pediatric assessment must assess the safety and effectiveness of the product candidate for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product candidate is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data need to be collected before the pediatric studies begin. Under PREA, the FDA must send a non-compliance letter requesting a response with 45 days to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition-generally a disease or condition with a prevalence of fewer than 200,000 individuals in the United States. Orphan drug designation must be requested and granted before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with an FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that drug product candidate for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product candidate with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee. In addition to the potential seven years of market exclusivity after approval, orphan drug designation status qualifies sponsors for tax credits for qualified clinical trials and exemption from user fees.

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

Should any Member State refuse to recognize the marketing authorization by the reference member state in a decentralized procedure, on the grounds of potential serious risk to public health, the issue will be referred to the Committee for the Mutual Recognition and Decentralized Procedures human. Within a timeframe of 60 days, member states shall, within the coordination group, make all efforts to reach a consensus. If this fails, the procedure is submitted to the CHMP for arbitration. The opinion of the CHMP is then forwarded to the Commission, for the start of the decision making process. As in the centralized procedure, this process entails consulting various European Commission Directorates General and the Standing Committee on Human Medicinal Product candidates or Veterinary Medicinal Product candidates, as appropriate. Since the initial approvals of Sativex in the United Kingdom and Spain, there have been three “waves” of additional approvals under three separate MRPs. Each of these procedures have been completed without any referral, and therefore without any delay.

For other countries outside of the European Union, the requirements governing the conduct of clinical trials, product candidate licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the other applicable regulatory requirements.

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

Pricing and Reimbursement in the U.S.

Sales of pharmaceutical product candidates in the United States will depend, in part, on the extent to which the costs of the product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed health care organizations. These third-party payors are increasingly challenging the prices charged for medical product candidates and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The United States government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic product candidates. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. If these third-party payors do not consider our product candidates to be cost-effective compared to other available therapies, they may not cover our product candidates after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product candidates on a profitable basis.

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

The ACA was enacted in March 2010. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the law. The ACA may be modified, amended or repealed at any time and may or may not be replaced with a different law or health care payment system. The ACA is expected to continue to have a significant impact on the health care industry. With regard to pharmaceutical product candidates, among other things, the ACA may expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. Since the enactment of the ACA, numerous regulations have been issued providing further guidance on its requirements. The ACA continues to be implemented through regulation and government activity but is subject to possible amendment, additional implementing regulations and interpretive guidelines. Several states have decided not to expand their Medicaid programs and are seeking alternative reimbursement models to provide care to the uninsured. The manner in which these issues are resolved could materially affect the extent to which and the amount at which pharmaceuticals are reimbursed by government programs such as Medicare, Medicaid and Tricare. We are unable to predict the full impact of any potential modification, amendment, or repeal of the ACA.

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

Further, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. We expect that the pharmaceutical industry will continue to experience pricing pressures due to the trend toward managed healthcare, particularly towards specialty pharmacy, the increasing influence of managed care organizations, and additional legislative proposals. For example, CMS issued an interim final rule on November 27, 2020 designed to test whether a Most-Favored-Nation model will help control growth in spending for Medicare Part B drugs without adversely affecting quality of care. This followed an Executive Order issued in September 2020 that directed the Secretary of DHHS to implement new payment models under the Medicare Part B and Part D programs to curb “unfair” and high drug prices in the United States. Implementation of this interim final rule was blocked by a temporary restraining order and preliminary injunctions through various court actions and CMS published a final rule on December 27, 2021 that rescinded the interim final rule. Nonetheless, we expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. It is unknown what form any such changes or any law would take, and how or whether it may affect the biopharmaceutical industry as a whole or our business in the future. We expect that changes or additions to the ACA, the Medicare and Medicaid programs, such as changes allowing the federal government to directly negotiate drug prices, and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the United States.

At the state level, legislatures have been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, drug price increases, and, in some cases, designed to encourage importation from other countries and bulk purchasing. On the federal level, the Trump Administration issued a final rule in 2020 for the safe importation of drugs from Canada and other countries. Per this rule, the FDA authorized its first section 804 importation program, or SIP, a program allowing the State of Florida to import certain prescription products from Canada. Section 804 (21 U.S.C. § 384) of the Federal Food, Drug, and Cosmetic Act provides a pathway for U.S. states and Indian tribes to allow importation of certain prescription drugs from Canada. Programs under this pathway must significantly reduce the cost of these drugs to the American consumer without imposing additional risk to public health and safety. As the first program of its kind, we have yet to see how this Program will be implemented and what specific products will be imported. There is much opposition from the biopharmaceutical industry regarding this Program, but if Florida can execute it as planned, it may signal a trend in the U.S. The practical implications of SIPs, and their implications for the biopharmaceutical industry as a whole or our business in particular remain to be determined.

In July 2021, the Biden administration issued an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at increasing competition for prescription drugs. The DHHS has released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and potential legislative policies that Congress could pursue to advance these principles. While no legislation or administrative actions have been finalized to implement these principles, Congress is considering legislation that, if passed, could have significant impact on prices of prescription drugs covered by Medicare, including limitations on drug price increases and allowing Medicare to negotiate pricing for certain covered drug products. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any of the product candidates for which we receive approval.

The passage of the Inflation Reduction Act, or the IRA, of 2022 further affects Medicare reimbursement. The IRA has three key elements reforming Medicare drug-pricing policy. The implementation of certain elements of the IRA are still forthcoming, as outlined below, so the specific implications for biopharmaceutical pricing and reimbursement are yet to be determined. Likewise, we are unable to predict potential modification, amendment, or repeal of the IRA, though some predict that challenges may be made as different provisions are enacted.

As the first key element, the IRA created a program for Medicare drug-price negotiation, enabling the Secretary of DHHS to negotiate the prices of certain costly, single-source drugs or biologics within the Medicare program. Certain drugs and biologics are excluded from this negotiation process, such as drugs that are less than 9 years, and biologics less than 13 years, from their FDA-approval or licensure date, and drugs with an orphan designation as their only FDA-approved indication. The first set of these negotiated prices will not take effect until 2026.

Second, the IRA requires drug manufacturers to pay rebates to the federal government for price increases above the rate of inflation for single-source drugs or biologics covered under Medicare Part B and most drugs under Medicare Part D, which already occurs under the Medicaid program. This inflation-rebate provision for Medicare Part B took effect at the start of 2023, and such provision for Medicare Part D took effect in 2022 as the starting point for measuring drug-price increases, with rebate payments required as of the beginning of 2023. DHHS will start to send rebate invoices to drug manufacturers in 2025.

Third, the IRA restructures the Medicare Part D benefit to limit patients’ out-of-pocket costs and rebalance the bearing of risk for Part D plans and manufacturers. As of 2024, Medicare Part D plan buyers will no longer have to pay out-of-pocket costs for covered drugs once they reach the catastrophic coverage level (when the policyholder’s out-of-pocket spending reaches $7,400). Other aspects of this provision will take effect in 2025.

The bipartisan Drug-Price Transparency for Consumers Act was introduced to Senate on April 20, 2023, and the House of Representatives on October 13, 2023 (S.1250 and H.R.5958, respectively). The Act is currently in committee. This Act would require that direct-to-consumer advertisements for drugs and biologics include a disclosure of pricing information. The Act would apply to drugs and biologicals reimbursable under Medicare or Medicaid and for which direct-to-consumer advertisements are required to include information relating to side effects, contraindications, and effectiveness in accordance with section 202.1(e)(1) of title 21, Code of Federal Regulations. If passed, this Act would amend the Social Security Act to allow the Secretary of DHHS to require such advertisements to disclose the wholesale acquisition cost, or WAC, for a 30-day supply or typical course of treatment and clearly and conspicuously present such price information. If enacted, the Act contemplates that implementing regulations would include the visual and audio components required to communicate the WAC appropriately for the medium of the advertisement, the reasonable amount of time to update the advertisement to reflect any changes to WAC, and the way the manufacturer may include a statement explaining that certain consumers may pay a different amount depending on their insurance coverage. The Act would also subject advertisers to a penalty of up to $100,000 per violation.

The full implications of changes such as those discussed above, and their practical impact on biopharmaceutical pricing and reimbursement, as well as advertising requirements and related costs, on the biopharmaceutical industry as a whole and our business in particular cannot yet be determined.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and other third-party payers fail to provide adequate coverage and reimbursement. We expect that an increasing emphasis on cost containment measures in the U.S. will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business or target consumers. HIPAA, as amended by HITECH, and their implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information on HIPAA covered entities and their business associates, including mandatory contractual terms and the implementation of certain safeguards of such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways, may not have the same effect and may not be preempted by HIPAA, thus complicating compliance efforts. Most recently, fourteen states including California have adopted laws that regulate the privacy and security of consumer personal information, and apply in instances where HIPAA and clinical trial laws do not. In addition, other states such as Washington, have adopted laws that regulate the privacy and security of consumer health data which, again, apply in instances where HIPAA and clinical trial laws do not.

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

The Foreign Corrupt Practices Act

The FCPA regulates part of our business activities. The FCPA has two main provisions applicable to us: (a) the antibribery provisions, which prohibit individuals and businesses from bribing foreign government officials in order to obtain or retain business; and (b) the accounting provisions, which impose certain record keeping and internal control requirements on issuers, and prohibit individuals and companies from knowingly falsifying an issuer’s books and records or circumventing or failing to implement an issuer’s system of internal controls. Violations of the FCPA can lead to civil and criminal penalties, sanctions, and remedies, including fines, disgorgement, and/or imprisonment.

The antibribery provisions of the FCPA prohibits the paying, offering, promising, or authorizing payment or offering money or of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of such foreign official, political party, or candidate in his or her official capacity or to secure any improper advantage in obtaining or retaining business. Under the statute, a company is liable when its directors, officers, employees, or agents, acting within the scope of their employment, commit FCPA violations intended, at least in part, to benefit the Company.

The accounting provisions of the FCPA consist of two primary components. First, under the “books and records” provision, issuers must make and keep books, records, and accounts that, in reasonable detail, accurately and fairly reflect an issuer’s transactions and dispositions of an issuer’s assets. Second, under the “internal controls” provision, issuers must devise and maintain a system of internal accounting controls sufficient to assure management’s control, authority, and responsibility over the Company’s assets. The accounting provisions do not apply only to bribery-related violations. Rather, the accounting provisions require that all public companies account for all of their assets and liabilities accurately and in reasonable detail.

The Company, its affiliates, and its and their operations around the world are subject to the FCPA because the Company is an ‘issuer’ as defined in the statute. The U.S. Department of Justice aggressively enforces the FCPA and has, at times, focused its enforcement attention to the pharmaceutical sector.

Grants from the IIA

Our research and development efforts mainly with respect to our past activities (with respect to immunotherapy programs such as the Anti-CD3)  were financed in part through royalty-bearing grants from the IIA. As of December 31, 2023, we had received the aggregate amount of approximately $1.1 million from the IIA for the development of our abovementioned technologies. With respect to such grants, we are committed to pay royalties of up to an aggregate amount of approximately $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are further required to comply with the requirements of the Research Law, with respect to those past grants. In addition, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israel citizen or resident an “interested party” as defined in the Research Law requires prior written notice to the IIA. Non-Israeli citizens and residents are required to execute an undertaking in favor of the IIA, in the form prescribed by the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or licensing of such know-how inside or outside of Israel, and the transfer or licensing outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

Current Regulatory Status of SciSparc’s Pharmaceutical Products

United States

The active ingredient in our pharmaceutical product candidate SCI-110 is a Schedule I controlled substance. Other drug candidates in our portfolio are either not controlled or as yet to be scheduled.

Our drug candidate SCI-110 is being developed, among others, for the treatment of TS. TS may be considered a serious condition with a potentially disabling nature. Thus, it may be eligible for a fast-tracked submission. However, a request for eligibility may be filed by us later in the development of this molecule. In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. In a letter dated September 29, 2016, the FDA informed us that our request could not be granted at such time and is being held in abeyance until and subject to us providing additional information pertaining to the overall prevalence of TS in both children and adults, and further clinical data to support our scientific rationale for our request for orphan drug designation within 12 months. In September 2017, we responded to such FDA letter within the designated time frame and provided the FDA with our articulated and reasoned responses including documentation and clinical data that supports it. On December 26, 2017, we received the FDA’s response to our response. The FDA accepted that there is adequate scientific rationale for the treatment of TS with SCI-110 mainly through the preliminary results of ongoing clinical trials, suggesting that SCI-110 may provide benefit in treating TS. However, the FDA stated that it was unable to grant our request and indicated that we did not provide adequate prevalence estimates, and any evidence to support our statement that only moderate to severe TS patients would require pharmacological treatment. We further responded in January 2018 by providing the requested information. On January 23, 2020, following additional correspondence with the FDA, the FDA still did not grant us our request due to fact that we have not yet provided adequate prevalence estimates. However, the FDA did agree with our position that we could potentially qualify for orphan drug designation with respect to the moderate-to-severe TS sub-group population only rather than the entire population. After we had provided additional prevalence estimates, the FDA raised a concern in its letter, dated December 7, 2020, about our ability to limit the use of the pharmaceutical product to the subset of patients we are pursuing. Due to the fact that we disagree with this concern, we requested a clarification call. In the clarification call conducted on February 2, 2021, we agreed with the FDA concern about our ability to limit the use of the pharmaceutical product to the subset of patients in addition to a safety concern associated with THC treatment in pediatrics population so we suggested to amend our preliminary request and asked to include only adults in the treated population. An amendment letter was discussed and the FDA described what it would want to see in such an amendment. In March 2021, we sent our response to the FDA. In June 2021, we received a response from the FDA explaining that they are unable to grant our request until new information becomes available to support our request for orphan drug designation. We will re-visit the application after we obtain clinical results from our phase IIb clinical study in TS.

Canada

NNHPD Approval

Pursuant to a non-traditional class III Product License Application, CannAmide™, or TheraPEA, received Health Canada approval (NPN 80093504) from the NNHPD on July 23, 2019. In the approval letter, the NNHPD confirmed that the application was in compliance with section 7 of the NHPR. The dosage of 1 x 400 mg tablet 3 times daily was approved for the following use: “Studies show that PEA may be used as an anti-inflammatory to help relieve chronic pain”.

Any labels used in the marketing of TheraPEA must reflect the information outlined on the product license and must comply with the labelling requirements as per Part 5 of the NHPR. In addition, natural health products, such as TheraPEA, must be manufactured, packaged, labelled, imported, distributed and stored in accordance with GMP as required by NHPR or in accordance with equivalent requirements if the natural health product is imported. Furthermore, in accordance with Section 44 of the NHPR, each product for sale in Canada must comply with the finished product specifications submitted to Health Canada.

Pursuant to the NHPR, companies are required to provide the NNHPD with the Canadian site information prior to commencing the importation and/or sale of the natural health products in Canada.

Changes made in respect of a licensed product require the submission of an amendment, notification or a new product license application as per sections 11, 12 and 13 of the NHPR.

C. Organizational Structure

SciSparc Nutraceuticals Inc. is our majority-owned subsidiary (approximately 51%), a company focused on e-commerce operations of Wellution™, a top- seller account of Amazon, which sells hemp-based products. Brain Bright Ltd. is an inactive wholly-owned subsidiary. We also own 100% of the issued and outstanding share capital of Evero Health Ltd., a company focused on the development and commercialization of SCI-110 sleep technology.

On November 17, 2022, we invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 230,769 ordinary shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind. As of March 28, 2024, following a reverse stock split of Clearmind’s outstanding shares, we hold 7,692 ordinary shares of Clearmind, representing less than 0.1% of the outstanding share capital of Clearmind.

We also hold 52.73% of MitoCareX Bio Ltd., an Israeli private company.

We hold a minority interest in AutoMax of approximately 4.82% and a minority interest of approximately 1.14% of Jeffs’ Brands.

D. Property, Plants and Equipment

Our offices are located at 20 Raul Wallenberg Street, Tower A, 2nd Floor, Tel Aviv 6971916, Israel, where we currently occupy approximately 120 square meters, under a joint lease with a third-party for a total of 240 square meters. The lease ends on June 30, 2025. Our current monthly rent payment is NIS 10,200 (approximately $3,300).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business. However, we are currently assessing our future needs and have not renewed our lease as of the date hereof.

E. Litigation

In connection with a joint venture transaction, entered on May 15, 2020, by and between us, Capital Point and Evero Health Ltd., one of our subsidiaries, we issued a warrant to Capital Point to purchase $340,000 of our ordinary shares, or the Warrant Shares, with an exercise price per ordinary share equal to the closing price of our ordinary shares on the trading day on which the notice of exercise is actually received by us. Such warrant was exercisable for 12 months starting from May 15, 2021.

On November 4, 2021, we received from Capital Point a notice of exercise with respect to the Warrant Shares, which was rejected by the Company. On May 2, 2023, Capital Point filed a lawsuit in the Tel Aviv-Jaffa District Court against us as the sole defendant in connection with the Warrant Shares. The lawsuit includes allegations of breaches of contract under the Israeli Contracts Law (General Part), 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches under the Israeli Torts Ordinance (New Version), 1968. The lawsuit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the lawsuit, liquidated damages according to the provisions set forth in the warrant, and seeks as well for the court to order a mandatory injunction order for us to issue a warrant to Capital Point to purchase $340,000 of our ordinary shares to Capital Point, the return of any unlawful profits received by us and punitive damages.

As of March 28, 2024, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd. As of the date of this Annual Report, we cannot predict the likelihood of our success in the lawsuit.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this Annual Report. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2021 can be found in our Annual Report for the fiscal year ended December 31, 2022, filed with the SEC on May 1, 2023.

The following financial data in this narrative are expressed in thousands, except for share and per share data or as otherwise noted.

A. Operating Results

During the year ended December 31, 2023, we have generated revenues through our subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand. Total revenues recognized in the year ended December 31, 2023, amounted to $2,879 thousand.

Operating Results

To date, we have not generated revenue from our drug development segment from the sale of any pharmaceutical product candidates, and we do not expect to generate significant revenue in this business within the next year at least. As of December 31, 2023, we had an accumulated deficit of approximately $69 million. Our operating activities are described below under “Operating Expenses.”

Revenues

In the year ended December 31, 2023, we have generated revenues in the amount of $2,879 thousand.

Cost of goods sold

The cost of goods sold comprises mainly purchase of products and transportation costs to the Company’s warehouse. In the year ended December 31, 2023, the cost of goods sold amounted to $683 thousand.

Operating Expenses

Our current operating expenses consist of four components - research and development expenses, sales and marketing expenses, impairment of intangible asset and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, research and preclinical studies, chemistry and formulations, regulatory, professional and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	December 31,
	2023	2022
USD in thousands
Wages and related expenses	392	436
Share-based payments	34	264
Regulatory, professional and other expenses	719	750
Research and preclinical studies	101	703
Clinical studies	254	369
Chemistry and formulations	141	281
Total	1,641	2,803

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

The following table discloses the breakdown of general and administrative expenses:

	December 31,
	2023	2022
USD in thousands
Wages and related expenses	415	437
Share-based payment	68	633
Amazon fees	1,042	424
Storage	145	90
Professional and directors’ fees	2,594	2,499
Business development expenses	86	161
Regulatory expenses	202	162
Office maintenance, rent and other expenses	110	224
Investor relations and business expenses	369	1,486
Total	5,031	5,972

Comparison of the year ended December 31, 2023 to the year ended December 31, 2022

Results of Operations

	December 31,
	2023	2022
USD in thousands
Revenues	2,879	1,347
Cost of goods sold	683	322
Gross profit	2,196	1,025
Research and development expenses	1,641	2,803
Sales and marketing	1,297	537	(1)
Impairment of intangible asset	1,042	-
General and administrative expenses	5,031	5,972	(1)
Operating loss	6,815	8,287
Company’s share of losses of company accounted for at equity, net	210	109
Financial expense (income), net	(1,164)	(5,818)

Net loss	5,883	2,592
Net loss attributable to holders of Ordinary Shares	5,122	2,592

(1)	Reclassified for the year ended December 31, 2022 related to certain activities carried out by Wellution in the year ended December 31, 2023. This reclassification correlates with common practice in the industry to better reflect profit and loss across the periods presented. For further information regarding Wellution, see “Item 4.B–Business Overview -- Other Programs -- Acquisition of Wellution™”.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2023, amounted to $1,641, representing a decrease of $1,162, or 41%, compared to $2,803 for the year ended December 31, 2022. The decrease resulted primarily from a decrease in research and preclinical studies expenses, chemistry and formulations expenses and share-based compensation expenses, which amounted for $101 thousand, $141 thousand, and $34 thousand, respectively, in the year ended December 31, 2023 (compared to $703 thousand, $281 thousand, and $264 thousand, respectively, in the year ended December 31, 2022).

General and Administrative Expenses

Our general and administrative expenses totaled $5,031 thousand for the year ended December 31, 2023, representing a decrease of $941 thousand, or 16%, compared to $5,972 thousand for the year ended December 31, 2022. The decrease resulted primarily from a decrease in investor relation and business expenses and share-based compensation expenses, which amounted to $369 thousand and $68 thousand, respectively, in the year ended December 31, 2023 (compared to $1,486 thousand and $633 thousand, respectively, in the year ended December 31, 2022).

 Sales and marketing expenses

Our sales and marketing expenses totaled $1,297 thousand for the year ended December 31, 2023, representing an increase of $724 thousand, or 135% compared to $537 thousand for the year ended December 31, 2022. All sales and marketing expenses are generated by SciSparc Nutraceuticals, which owns the Wellution™ brand. SciSparc Nutraceuticals commenced activities in September 2022.

Impairment of intangible asset

Our impairment of intangible asset totaled $1,042 thousand for the year ended December 31, 2023, representing an increase of $1,042 thousand compared to $nil for the year ended December 31, 2022. The increase resulted primarily from an impairment of an intangible asset related to the decline of the Wellution brand and its goodwill in the amount of $1,042 thousand for the year ended December 31, 2023 (compared to $0 in the year ended December 31, 2022).

Operating Loss

Our operating loss for the year ended December 31, 2023, was $6,815 thousand, representing a decrease of $1,472, or 18%, as compared to an operating loss of $8,287 thousand for the year ended December 31, 2022. The decrease resulted primarily from the decrease in research and development expenses.

Financial Expense and Income

Financial expenses and income consist of revaluations of instruments measured at fair value, exchange rate differences, bank fees, loans interest and other transactional costs.

We recognized financial income in the amount of $2,219 thousand for the year ended December 31, 2023, as compared to financial income of $7,832 thousand for the year ended December 31, 2022. The decrease of financial income for the year ended December 31, 2023 resulted mainly due to the decrease in the fair value of the Company’s warrant liability.

We recognized financial expenses for the year ended December 31, 2023, of $1,055 thousand, as compared to financial expense of $2,014 thousand for the year ended December 31, 2022. The decrease of financial expenses for the year ended December 31, 2023 resulted mainly due to the decrease in the fair value of the Company’s financial assets.

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2023, was $5,883 thousand, representing an increase of $3,291 thousand, or 127%, as compared to $2,592 thousand for the year ended December 31, 2022. The increase resulted primarily from the decrease in financial income in the year ended December 31, 2023.

B. Liquidity and Capital Resources

Overview

Since our inception in 2004, and through December 31, 2023, we have funded our operations principally with $64.5 million from the issuance of Ordinary Shares and ADSs, warrants and pre-funded warrants. As of December 31, 2023, we had $2.1 million in cash, $22 thousand in trade receivables, $540 thousand in other accounts receivable, $742 thousand in inventory, and an additional amount of $3 million in short-term bank deposits. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

The table below presents our cash flows for the periods indicated:

	December 31,
	2023	2022
USD in thousands
Operating activities	(5,887)	(7,917)

Investing activities	(1,109)	(7,084)

Financing activities	5,498	11,700
Net increase in cash	(1,498)	(3,301)

Operating Activities

Net cash used in operating activities was $5,887 thousand during 2023 in comparison to $7,917 thousand during 2022. The decrease resulted primarily from the decrease in operating expenses.

Investing Activities

Net cash used in investing activities was $1,109 thousand during 2023 in comparison to $7,084 thousand during 2022. Net cash used in investing activities during 2023 resulted mainly from the investment in short-term bank deposits in the amount of $3,000 thousand, investment in financial asset in the amount of $687 thousand, and an investment in a company accounted for at equity in the amount of $400 thousand, offset by cash generated from the sale of a minority interest in the Wellution brand in the amount of $2985 thousand.

Net cash used in investing activities during 2022 resulted mainly from the purchase of the Wellution Brand in the amount of $4,861 thousand, the purchase of financial assets in the amount of $1,500 thousand, and an investment in a company accounted for at equity in the amount of $700 thousand.

Financing Activities

Net cash provided by financing activities of $5,498 thousand in the year ended December 31, 2023, primarily consisted of $5,547 thousand of net proceeds from the issuance of share capital, pre-funded warrants and warrants.

Net cash provided by financing activities of $11,700 thousand in the year ended December 31, 2022, primarily consisted of $9,005 thousand of net proceeds from the issuance of share capital, pre-funded warrants and warrants and $2,770 thousand from warrant exercises.

June 2022 Securities Purchase Agreement

On May 27, 2022, we announced the entrance into a securities purchase agreement, which closed on June 1, 2022, with a single healthcare-focused institutional investor for aggregate gross proceeds of approximately $10,000, before deducting fees to the placement agent and other offering expenses payable by us, or the 2022 Private Placement. In connection with the 2022 Private Placement, we issued 3,546,100 units and pre-funded units at a purchase price of $2.82 per unit (or $0.001 less per pre-funded unit). Each unit and pre-funded unit consisted of one Ordinary Share (or Ordinary Share equivalent) and two non-tradable warrants each exercisable for one Ordinary Share for $2.57 (for a total of 7,092,200 shares underlying the warrants). The warrants have a term of five years from the issuance date. No actual units were issued in the 2022 Private Placement. Aegis Capital Corp. was the exclusive placement agent in connection with the 2022 Private Placement.

June 2022 Letter Agreement

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

Wellution Acquisition Agreement

On September 14, 2022, we entered into the Wellution Acquisition Agreement, pursuant to which we acquired the Wellution™ brand, or the Brand. We established SciSparc Nutraceuticals, a wholly owned subsidiary, to hold the new assets, which is also a party to the Wellution Acquisition Agreement. On September 30, 2022, we closed the acquisition of the Brand and paid $4.59 million for the Brand. In addition, at the closing we issued the M.R.M Warrant to M.R.M (each as defined below), to purchase up to 82,418 of our Ordinary Shares On March 26, 2024, M.R.M. agreed with us to waive all its rights under the M.R.M. Warrants and have the M.R.M. warrants cancelled for no consideration.

Wellution Sales Agreement

On February 23, 2023, we entered into the Wellution Sale Agreement with Jeffs’ Holdings and Jeffs’ Brands, pursuant to which, at the closing, which occurred on March 28, 2023, Jeffs’ Holdings acquired from us 57 shares of common stock of SciSparc Nutraceuticals, which equals approximately a 49% interest in our wholly owned subsidiary, SciSparc Nutraceuticals, which owns the WellutionTM brand, for a consideration of $2.5 million in cash, and additional deferred cash payments of approximately $489 thousand.

In connection with the closing, we and Jeffs’ Brands undertook a mutual share exchange in the amount of approximately $288 of ordinary shares from each of us and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, we acquired 35,345 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 ordinary shares from us having an aggregate value of $288,238.

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

At-The-Market Issuance Sales Agreement

On May 16, 2023, we entered into an At-the-Market Issuance Sales Agreement with Aegis Capital Corp., or the ATM Agreement, pursuant to which we may offer and sell up to $1,729,964 of our ordinary shares. Between May 16, 2023 and August, 9, 2023, we sold approximately $4,779 of ordinary shares. On August 9, 2023, the ATM Agreement was terminated.

AutoMax SPA

On June 25, 2023, we entered into a securities purchase agreement with AutoMax Motors Ltd., or AutoMax, pursuant to which, at the closing and upon the terms and conditions set forth in the securities purchase agreement with AutoMax, or the AutoMax SPA, we invested NIS 2,500 thousand in cash, in exchange for ordinary shares of AutoMax based on a price per share of NIS 0.5. Following the closing, we held approximately 5.6% of the issued and outstanding share capital of AutoMax.

On January 16, 2024, we entered, as lender, into a bridge loan agreement with AutoMax, pursuant to which AutoMax received a bridge loan in the amount of $1.4 million, or the Bridge Loan, further to the previously-announced non-binding letter of intent for us to acquire AutoMax. The agreement states that the principal amount of the Bridge Loan will bear interest at a rate of 7% per annum (or 9% per annum if the acquisition is not consummated prior to the repayment date), compounded annually. The Bridge Loan amount, together with any accrued interest, or the Owed Amount, may be repaid in part or in whole at the discretion of AutoMax prior to the repayment date. The repayment of the Owed Amount will be due at the earlier date of: (a) the closing, in which the Owed Amount shall be deemed a part of, and set-off against, the financing amount we will provide AutoMax with upon closing, which is expected to be $4,250,000; or (b) if the definitive agreement for the acquisition is terminated in accordance with its terms, within three months from such termination date; or (c) July 15, 2024.

Underwritten Public Offering

On August 14, 2023, we closed an underwritten public offering, or the Public Offering, of 212,500 ordinary shares, at a purchase price of $5.20 per ordinary share and pre-funded warrants to purchase up to 37,500 ordinary shares at a purchase price of $5.174 per pre-funded warrant, for aggregate gross proceeds of approximately $1.3 million, pursuant to an underwriting agreement between us and Aegis, or the Underwriter, on August 10, 2023. Pursuant to the terms of the Underwriting Agreement, we also granted the Underwriter a 45-day option to purchase up to an additional 37,500 ordinary shares solely to cover over-allotments, if any, at the Public Offering share price less underwriting discounts and commissions.

The pre-funded warrants were exercisable immediately upon issuance and have an exercise price of $0.026 per share. Following the Public Offering and as of March 28, 2024, the Company issued 25,000 ordinary shares in respect of the exercise of 25,000 pre-funded warrants.

October 2023 Private Placement

On October 12, 2023, we closed a private placement transaction, or the 2023 Private Placement, pursuant to a securities purchase agreement and a registration rights agreement with an institutional investor for aggregate gross proceeds of approximately $5 million (representing a 30% original issue discount to the aggregate purchase price of $7,180,000), before deducting fees to Aegis, the placement agent and other expenses payable by the Company in connection with the transaction. We sold units to the investors at a purchase price of $3.72 per unit, consisting of 1,930,108 pre-funded Ordinary Share purchase warrants to purchase up to 1,930,108 Ordinary Shares, and an additional accompanying pre-funded warrant to purchase up to 1,930,108 Ordinary Shares.

The pre-funded warrants were exercisable immediately upon issuance and have an exercise price of $0.001 per share. Following the transaction and as of March 28, 2024, we have issued 1,078,991 Ordinary Shares in respect of the exercise of 1,078,991 pre-funded warrants.

January 2024 Standby Equity Purchase Agreement

On January 21, 2024, we entered into a standby equity purchase agreement, or the SEPA, with YA II PN, LTD, or YA. Pursuant to the SEPA, we will be able to sell up to $20.0 million of our Ordinary Shares, at our sole option, any time during the three-year period following the execution date of the SEPA. Of the $20.0 million eligible to be sold pursuant to the SEPA, to date we have sold 925,159 Ordinary Shares to YA pursuant to the SEPA. Pursuant to the terms of the SEPA, any Ordinary Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA, or the Advance Price. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any Shares that would result in it owning more than 9.99% of the Company’s Shares.

Share Buyback Program

On July 6, 2022, we announced that our board of directors authorized a $1 million buyback program for our Ordinary Shares. However, as of the date of this Annual Report we have not proceeded with the buyback program and do not currently intend to do so. If we wish to effect the buyback program in the future, Israeli law requires us to file a motion seeking a court approval in Israel for the buyback program and the effectiveness of the buyback plan, if formally approved, will be contingent upon such approval. However, as a company listed on an exchange outside of Israel, court approval is not required, provided we notify our creditors of the proposed buyback and allow such creditors an opportunity to initiate a court proceeding to review the buyback. If within 30 days such creditors do not file an objection, then we may proceed without obtaining court approval.

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

As of December 31, 2023, our cash, including short-term bank deposits, was $5,076 thousand.

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

On January 25, 2023, we announced that our board of directors resolved to pursue a Restructuring Plan which may involve transferring our pharmaceutical activities to NewCo. As part or independent of the Restructuring Plan, we intend to examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors.

Any Restructuring Plan and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and shareholders and satisfaction of any closing conditions to effectuate such corporate Restructuring Plan and listing of NewCo. There can be no assurance regarding the ultimate timing of the Restructuring Plan and listing of NewCo or that they will be completed at all.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Operating Expenses-Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Comparison of the year ended December 31, 2023 to the year ended December 31, 2022-Research and Development Expenses.”

D. Trend information

The trends impacting us are described elsewhere in this Annual Report on Form 20-F, including in “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5.A. Operating Results”, “Item 5.B. Liquidity and Capital Resources”, and “Item 10.C. Material Contracts”.

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 and the significant accounting judgments, estimates and assumptions used in the preparation of the financial statements in Note 3 to our financial statements for the year ended December 31, 2023. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Going Concern

As of December 31, 2023, our cash and cash equivalents totaled $2.1 million. In the period ended December 31, 2023, we had an operating loss of $5.9 million and negative cash flows from operating activities of $5.9 million. Our current cash and cash equivalents position is not sufficient to fund our planned operations for at least a year beyond the date of the filing date of the financial statements. The ability to continue as a going concern is dependent upon our obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. While we have successfully raised funds in the past, there is no guarantee that we will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations. In addition, we have started recognizing revenues from sales. However, our pharmaceutical operations are dependent on our ability to raise additional funds from existing and/or new investors. This dependency will continue until we are able to completely finance our operations by generating revenue from our products. These above-mentioned factors raise substantial doubt about our ability to continue as a going concern.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of March 28, 2024:

Name	Age	Position
Itschak Shrem	76	President and Director
Amitay Weiss	62	Chairman of the Board of Directors
Oz Adler	37	Chief Executive Officer and Chief Financial Officer
Dr. Adi Zuloff-Shani	55	Chief Technologies Officer
Amnon Ben Shay(1)(2)(3)	61	Director
Alon Dayan(1)(2)(3)	48	Director
Moshe Revach(3)	48	Director
Liat Sidi(3)	49	Director
Lior Vider(1)(2)(3)	47	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as determined by our Board of Directors, pursuant to the definition prescribed to such term under Nasdaq Stock Market rules)

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

Mr. Amitay Weiss has served on our Board of Directors since August 2020 and as our Chairman since January 2022. Mr. Weiss served as our Chief Executive Officer from August 2020 to January 2022. Mr. Weiss currently serves as chairman of the board of directors of Automax Motors Ltd. (TASE: AMX.TA), as a director of Jeffs’ Brands Ltd. (Nasdaq: JFBR) and as an external director of Cofix Group Ltd. (TASE: CFCS). Mr. Weiss also chairs and serves as director on the board of director of several public and private companies, including, Clearmind (Nasdaq: CMND), Maris Tech Ltd. (Nasdaq: MTEK) and Save Foods Inc. (Nasdaq: SVFD). In 2016, Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B. from the Ono Academic College.

Mr. Oz Adler, CPA, was appointed to serve as our Chief Executive Officer in January 2022 and has served as our Chief Financial Officer since April 2018 and previously held served as our VP Finance from March 2018 until April 2018 and as our Controller from September 2017 to March 2018. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous private, such as Polyrizon Ltd., and public companies, including Jeffs’ Brands Ltd. (Nasdaq: JFBR), Rail Vision Ltd. (Nasdaq: RVSN) and Clearmind (Nasdaq: CMND), (FSE: CWY), and previously served as the chief financial officer of Medigus Ltd. (Nasdaq: MDGS) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Dr. Adi Zuloff-Shani, PhD, has served as our Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 20 years of experience as a research and development executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (Nasdaq: MCUR) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani currently serves as the Chief Executive Officer of Clearmind (Nasdaq: CMND), (FSE: CWY). She has served as the Chairman of Orsus Therapeutics, Inc. since November 2022, as a member of the scientific advisory board of Save Foods Inc. (Nasdaq: SAFD) since October 2021 and as a director of MitoCareX since May 2022. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.

Mr. Amnon Ben Shay has served as a member of our Board of Directors since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Ben Shay has been chief financial officer of Aerodrome Group Ltd since October 2022. Mr. Ben Shay previously served on the board of directors of Azorim Investments and Building Development Company Ltd. (TASE: AZRM), Value Capital One Ltd. (TASE: VALU) and B.G.I. Investments (1961) Ltd. (TASE: BGI). Mr. Ben Shay was chief financial officer of Hadar Hasharon Marketing and Distributions Ltd. from February 2019 to October 2022. From February 2017 to January 2019, Mr. Ben Shay served as the chief financial officer of Fridenson Air & Ocean Ltd. From January 2014 to January 2017, Mr. Ben Shay served as the chief financial officer of Abetrans Logistics Ltd. Prior to that, Mr. Ben Shay served as the chief financial officer of Isline Export and Import Services Ltd. from 2010 to 2013. Prior to the year 2009, Mr. Ben Shay served as the chief financial officer of several Israeli real estate investment groups. Mr. Ben Shay holds a B.A. in economics and business and an M.B.A in business, both from The Hebrew University of Jerusalem, Israel, and an accounting certificate from The College of Management Academic Studies, Israel.

Mr. Alon Dayan has served as a member of our Board of Directors since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Dayan is the founder of L1-Systems Ltd. and has served as its chief executive officer since 2014 and is also the founder of Virtual Crypto Technologies Inc. (OTC: VBIX), a company he served as chief executive officer from 2018 to 2019. Mr. Dayan is currently director at Viewbix Inc. Prior to that, he served as a business development manager at Elbit Systems Ltd. from 2006 to 2013. Mr. Dayan holds a B.A. in electronical engineering from Ariel University, Israel.

Mr. Moshe Revach has served as a member of our board of directors since September 2022. Mr. Revach also previously served as our director since August 2020 until his resignation on March 13, 2022. Mr. Revach has served as vice-counselor of the Ramat Gan municipality and has been on its financial committee since March 2024. Mr. Revach serves as a director of L.L.N IT solutions, a wholly owned subsidiary of the Jewish Agency for Israel, RPG Economic Society, ParaZero Technologies Ltd. (Nasdaq: PRZO), Plantify Foods Inc (CVE: PTFY), and Jeffs’ Brands Ltd. (Nasdaq: JFBR). Mr. Revach previously served as a director of Biomedico Hadarim, and Jewish Experience Company on behalf of the Jewish Agency and also served as deputy mayor of Ramat Gan, Israel from 2013 to 2023, while also heading the sports and government relations departments in the Ramat Gan municipality. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby.

Ms. Liat Sidi has served as our Director since August 2020. Ms. Sidi serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) and has served as director for Save Foods Inc. (Nasdaq: SVFD) since November 2023. Ms. Sidi previous served as director for Plantify Foods Inc (CVW: PTFY) from September 2023 to January 2024. Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006. Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting.

Mr. Lior Vider has served as our Director since August 2020. Mr. Vider has served as investment manager at Finessa Capital since November 2023. Mr. Vider previously served as chief investment manager for Impact Investment Management Ltd., from the Union Bank group, from 2007 to 2010 and as chairman of the board of directors and a member of the group’s investment committee of Rahkia Capital Markets Ltd. from 2006 to 2007. Mr. Vider also served as a director at Endymed Medical Ltd. and Apollo Power Ltd. Mr. Vider founded and managed sponser.co.il, a financial portal specializing in services for investors from 2005 to 2017. Mr. Vider holds a B.A. in industry and management engineering from Shenkar College in Israel.

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

Dr. Michael H. Bloch, M.D., M.S. graduated from Yale School of Medicine and completed his child and adult psychiatry training at Yale. His research interests focus on studying Tourette syndrome, obsessive-compulsive disorder (OCD) and trichotillomania (TTM) across the lifespan and developing better pharmacological treatments for children with depression, anxiety and ADHD. His research focuses on developing better treatments for children and adults with these conditions particularly through clinical trials and meta-analysis. He has over 200 peer-reviewed publications and is currently the Research Review Editor for the Journal of Child Psychology and Psychiatry. He also serves on the scientific advisory boards of the Tourette Association of America and the TLC Foundation for Body-Focused Repetitive Behaviors. Prof. Saoirse O’Sullivan, PhD received her doctorate from Trinity College Dublin in 2001 and moved to the University of Nottingham in 2002 as a Research fellow where she began researching cannabinoid pharmacology through basic and clinical research. She was made Lecturer in 2007 and Associate Professor in 2011 and Full Professor in 2019. Prof. O’Sullivan has over 40 peer reviewed articles, six reviews and three books chapters on the topic of cannabinoid pharmacology, with specific interests on the cardiovascular and gastrointestinal effects of cannabinoids and therapeutic potential of cannabis-based medicines. Prof. O’Sullivan’s research methodologies span from cellular and animal models to human healthy volunteer studies and early phase clinical trials. In 2016, Prof. O’Sullivan was named the International Cannabinoid Research Society Young Investigator of the year. Prof. O’Sullivan now runs an independent consulting company called CanPharmaConsulting Ltd, and through this, acts as scientific advisor to Therapix Biosciences, Artelo Biosciences, Inc., CBD Science Group PLC, FSD Pharma Inc., and Dragonfly Biosciences Ltd. She is the science lead for the Centre for Medicine Cannabis, working to shape the UK’s new medicinal cannabis regime for patients. She is also secretary to the International Cannabinoid Research Society.

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

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management, as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2023.

USD in thousands	Salary/Fee	Pension, Retirement and Other Similar Benefits(1)	Share- Based Compensation(2)
All directors and senior management as a group, consisting of 9 persons	$1,114	$90	$84

(1)	Represents the directors and senior management’s payment of mandatory social benefits made by the Company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on fair value for Ordinary Shares options granted and estimated using the Black-Scholes option pricing model.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers or directors during or with respect to the year ended December 31, 2023.

Annual Compensation

Executive Officer	Salary/Fee	Pension, Retirement and Other Similar Benefits	Share- Based Compensation (1)	Total
USD in thousands
Amitay Weiss Chairman and Former Chief Executive Officer	$219	$-	$16	$235

Dr. Adi Zuloff-Shani Chief Technologies Officer	$232	$42	$22	$296

Oz Adler Chief Executive Officer and Chief Financial Officer	$315	$48	$16	$379

Itschak Shrem President and Former Chairman	$219	$-	$16	$235

Lior Vider Director	$26	$-	$3	$29

(1)	Share-based compensation includes the cost of our non-cash share-based compensation in 2023.

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

Our directors are divided among the three classes as follows:

●	the Class I directors consist of Ms. Liat Sidi and Mr. Amnon Ben Shay, and their terms will expire at our annual general meeting of shareholders to be held in 2024;

●	the Class II directors consist of Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider and their terms will expire at our annual general meeting of shareholders to be held in 2025; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at our annual general meeting of shareholders to be held in 2026.

In addition, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies on our Board of Directors or in addition to the acting directors (subject to the limitation on the number of directors and their qualifications), until the next general meeting in which directors may be appointed or such appointment terminated.

Under the Companies Law, nominations for directors may be made by any shareholder holding at least 5% of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our Board of Directors. Any such notice must include certain information, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election and that all of the information that is required to be provided to us in connection with such election under the Companies Law has been provided.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a Compensation Policy. The Compensation Policy must be adopted by the company’s Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy is then brought for approval by our shareholders and is subject to special majority requirements. On February 10, 2022, our shareholders approved our new Compensation Policy, which unless amended shall remain in effect until February 9, 2025. The duties of the compensation committee also include the administration of the Company’s policy for recovery of erroneously awarded compensation.

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

Equity Incentive Plans

Israeli Share Option Plan (2015); Israeli Share Option Plan (2005)

In July 2005, we adopted the Israeli Share Option Plan (2005), or the 2005 Plan, which was in force for a period of 10 years. Upon the expiration of the 2005 Plan, we adopted the Israeli Share Option Plan (2015), or the 2015 Plan. There are no options outstanding under our 2005 Plan.

We no longer grant any awards under the 2015 Plan as it was superseded by the 2023 Share Incentive Plan, or the 2023 Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding options granted under the 2015 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2023 Plan. Our board of directors, or a duly authorized committee of our board of directors administers the 2015 Plan.

2023 Share Incentive Plan

The 2023 Plan was adopted by our board of directors on December 28, 2023. The 2023 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. As of March 28, 2024, 1,013,787  Ordinary Shares were reserved for issuance under the 2023 Plan.

Shares Available for Grants. The maximum number ordinary shares available for issuance under the 2023 Plan is equal to the sum of (i) 1,000,0000 shares and (ii) any shares subject to awards under the 2015 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, provided that no more than 1,013,787, ordinary shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2023 Plan or the 2015 Plan may again be available for issuance under the 2023 Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2023 Plan in its discretion.

Administration. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, will administer the 2023 Plan. Under the 2023 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2023 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2023 Plan and take all other actions and make all other determinations necessary for the administration of the 2023 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2023 Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2023 Plan but without amending the 2023 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2023 Plan or terminate the 2023 Plan at any time before the date of expiration of its ten year term.

Eligibility. The 2023 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Grants. All awards granted pursuant to the 2023 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2023 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2023 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted) and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the company throughout such vesting dates. Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Awards. The 2023 Plan provides for the grant of share options (including Incentive Stock Options and nonqualified stock options), ordinary shares, restricted shares, RSUs, share appreciation rights and other share-based awards. Options granted under the 2023 Plan to the Company employees who are U.S. residents may qualify as “Incentive Stock Options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent stockholders, not less than 110%.

Exercise. An option award under the 2023 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An option award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2023 Plan, the administrator may, in its discretion, accept cash or provide for net withholding of shares in a cashless exercise mechanism.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2023 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2023 Plan.

In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2023 Plan. Notwithstanding any of the foregoing, if a grantee’s employment or services with the Company or any of its affiliates is terminated for “cause” (as defined in the 2023 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2023 Plan.

Voting Rights. Except with respect to restricted share awards, grantees will not have the rights as a shareholder of the Company with respect to any shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.

Dividends. Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any stock split, stock dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding RSUs will not be eligible to receive dividend but may be eligible to receive dividend equivalents.

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Company’s shares, the administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for the outstanding awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, (v) the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the administrator. In the event of a distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.

In the event of a merger or consolidation of the Company or a sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that our board of directors determines to be a relevant transaction, then without the consent of the grantee, (i) unless otherwise determined by the administrator, any outstanding award will be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the Company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the administrator to be fair in the circumstances.

D. Employees.

On December 31, 2021, we had 4 full-time employees. On December 31, 2022, we had 3 full-time employees. On December 31, 2023, we had 3 full-time employees, 2 of whom were members of senior management: our Chief Executive Officer who is also our Chief Financial Officer and Chief Technologies Officer.

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

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.  .

F. Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of March 28, 2024 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our directors, and executive officers; and

●	all of our directors, and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is c/o SciSparc Ltd., 20 Raul Wallenberg Street, Tower A, Tel Aviv, 6971916 Israel.

Holders of more than 5% of our Ordinary Shares	Number of Ordinary Shares Beneficially Owned(1)		Percent of Class(2)
Officers and Directors who are not 5% holders:
Itschak Shrem	1,136	(3)	*	%

Amitay Weiss	821	(4)	*

Oz Adler	856	(5)	*

Dr. Adi Zuloff-Shani	840	(6)	*

Amnon Ben Shay	141	(7)	*

Alon Dayan	141	(7)	*

Liat Sidi	141	(7)	*

Lior Vider	141	(7)	*

Moshe Revach	141	(7)	*

All directors and executive officers as a group (9 persons)	4,358		*	%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 2,586,686 Ordinary Shares issued and outstanding as of March 28, 2024, plus Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes 340 Ordinary Shares and options to purchase 996 Ordinary Shares at an exercise price of $169 per share. In addition, Mr. Shrem holds options to purchase 200 Ordinary Shares that are not exercisable within 60 days. Mr. Shrem’s options have an expiration date of January 3, 2028, and a weighted average exercise price of $169.

(4)	Includes 25 Ordinary Shares and options to purchase 996 Ordinary Shares at an exercise price of $169 per share. In addition, Mr. Weiss holds options to purchase 200 Ordinary Shares that are not exercisable within 60 days. Mr. Weiss’s options have an expiration date of January 3, 2028, and a weighted average exercise price of $169.

(5)	Includes options to purchase 996 Ordinary Shares at an exercise price of $169 per share, and options to purchase 60 Ordinary Shares at an exercise price of $5,460 per share. In addition, Mr. Adler holds options to purchase 200 Ordinary Shares that are not exercisable within 60 days. Mr. Adler’s options have an expiration date of January 3, 2028 to October 10, 2029, and a weighted average exercise price of $422.

(6)	Includes options to purchase 6 Ordinary Shares at an exercise price of NIS 77,241 (approximately $20,876) per share, options to purchase 38 Ordinary Shares at an exercise price of $5,640 per share, and options to purchase 996 Ordinary Shares at an exercise price of $169 per share. In addition, Dr. Zuloff-Shani holds options to purchase 200 Ordinary Shares that are not exercisable within 60 days. Dr. Zuloff-Shani’s options have an expiration date of February 16, 2026 to October 10, 2029, and a weighted average exercise price of $207.

(7)	Includes options to purchase 176 Ordinary Shares at an exercise price of $169 per share. Each of Amnon Ben Shay, Alon Dayan, Moshe Revach, Liat Sidi and Lior Vider holds options to purchase 35 Ordinary Shares that are not exercisable within 60 days. The options have an expiration date of January 3, 2028, and a weighted average exercise price of $169.

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

Record Holders

As of March 28, 2024, there were 22 holders of record of our Ordinary Shares, 8 of which have a registered address in the United States.

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

Jeffs’ Brands

On February 23, 2023, we entered into the Secondary Purchase Agreement with Jeffs’ Brands and Jeffs’ Holdings. See Item 4.B. “Business Overview — Wellution” for additional information.

Mr. Oz Adler, our Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands, Mr. Amitay Weiss, our chairman of the board of directors and Mr. Moshe Revach, a member of our board of directors, are both directors in Jeffs’ Brands.

AutoMax

On June 25, 2023, we entered into the AutoMax SPA with AutoMax. See Item 5.B. “Liquidity and Capital Resources — Financing Activities — AutoMax SPA” for additional information.

Mr. Amitay Weiss, our chairman of the board of directors is the chairman of the board of directors of AutoMax.

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

B. Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report.

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

The Encouragement of Research, Development and Technological Innovations in the Industry Law, 5744-1984

Under the Innovation Law, research and development programs which meet specified criteria and are approved by a committee of the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, or a grant recipient, is typically required to pay royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. Under the regular benefits tracks, the royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest. Under IIA regulations, grants received before January 1, 1999, bear no interest. Grants received before June 30, 2017 bear an annual  interest rate that applied at the time of the approval of the applicable IIA file, and that interest rate will apply to all of the funding received under that IIA approval. Grants received from the IIA after June 30, 2017 bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. A company requesting funds from the IIA also has the option of declaring in its IIA grant application its intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval under the same manufacturing scope indicated at the application. On January 6, 2011, the Innovation Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity.  For applications to manufacture abroad, submitted to the IIA after October 25, 2023, the maximum increased liability is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

The know-how developed within the framework of the IIA plan may not be transferred or licensed to third parties outside Israel without the prior approval of the IIA. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants and our aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration taking into account a depreciation mechanism, and less royalties already paid to the IIA. According to regulations promulgated under the Innovation Law, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed six times the amount of the grants received plus interest, with a possibility to reduce such payment to up to three times the amount of the grants received plus interest if the grant recipient undertakes to continue the research and development activity in Israel for a period of at least three years after the transfer of knowhow, and maintain at least 75% of the research and development employees the company had for the six months before the know-how was transferred, subject to additional conditions specified in the regulations.

Transfer or licensing of know-how to an Israeli entity is subject to the IIA approval and to an undertaking of the recipient Israeli entity to undertake all the transferor’s obligations to the IIA and to comply with the provisions of the Innovation Law and related regulations, including the restrictions on the transfer and licensing of know-how and the obligation to pay royalties, as further described in the Innovation Law and related regulations.

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

These restrictions may impair our ability to outsource manufacturing or otherwise transfer or license our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties or other payments to the IIA. If we fail to comply with certain restrictions under the Innovation Law, we may be subject to mandatory repayment of grants received by us (together with interest and penalties), as well as be exposed to criminal charges.

Our research and development efforts have been financed, partially, through grants that we have received from the IIA. We therefore must comply with the requirements of the Innovation Law and related regulations. Our total outstanding obligation to the IIA, respectively, including the interest accrued through December 31, 2023, amounts to approximately $1.2 million.

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

Real Gain accrued by individuals on the sale of our Ordinary Shares will be taxed at the rate of 25%. However, if the shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, based on a written contract, 10% or more of one of the Israeli resident company’s “means of control” including, among other things, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2023).

Individual and corporate shareholder dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the tax rates applicable to business income- 23% for corporations in 2023 and a marginal tax rate of up to 47% in 2023 for individuals, unless the benefiting provisions of an applicable tax treaty applies. Certain Israeli institutions who are exempt from tax under Section 9(2) or Section 129(I)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of shares.

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

If not exempt, a non-Israeli resident would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2023) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “Controlling Shareholder”, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares).

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

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax on the amount of consideration paid upon the sale of securities from the Real Gain at the rate of 25% for individuals and 23% for corporations.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every calendar year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain are also reportable on the annual income tax return.

Dividends

A distribution of dividends from an Israeli company to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder (as defined above in this section) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, generally, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel (although, if such dividends are subsequently distributed to individuals, the aforesaid will apply).

Non-Israeli residents (whether individuals or a corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% or 30% with respect to a Controlling Shareholder (as defined above) at the time of receiving the dividend or on any time during the preceding twelve months. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Controlling Shareholder or not). For example, under the United States-Israel Tax Treaty, the rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Approval/Beneficial/Preferred Enterprise (as defined under the Investment Law), that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 698,280 for 2023, which amount is linked to the annual changes to the Israeli Consumer Price Index), including, but not limited to income derived from dividends, interest and capital gains.

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

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes. if the Israeli Tax Authority is satisfied that the gift was made by an Israeli resident individual in good faith and on condition that the recipient of the gift is not a non-Israeli resident. If the gift giver is a non-Israeli resident individual, then he should be exempted under the aforementioned capital gains tax exemptions provided for a regular sale of shares.

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

We do not believe that we would be deemed a PFIC for 2023. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited interim financial information.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/U.S. dollar currency exchange rates. As of December 31, 2023, the vast majority of our liquid assets are held in U.S. dollars, and the majority of our expenses is denominated in U.S. dollars. Changes of both 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase our loss for 2023 by less than 1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Beginning October 1, 2018, our functional currency is the U.S. dollar.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2023. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer (a member of EY Global), served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2023. Kost Forer Gabbay & Kasierer (a member of EY Global) has served as our principal independent registered public accounting firm since 2009.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022	2023
Audit fees(1)	$120,000	$155,000
Audit-related fees(2)	22,500	122,500
Tax fees	$-	$4,000
All other fees	-	-
Total	$142,500	$281,500

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements.

(2)	Includes professional services rendered in connection with the fees relating to our public equity offerings and related filings.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY.

The Company engages a third-party provider to maintain our systems and management participates in the assessment to identify any risks from cybersecurity threats. Our third-party provider monitors our firewall, network, system security and internal and external backups and reports any issues to the Company.

The Company’s Board, together with management, is engaged in our cybersecurity monitoring managed by our third-party provider. Any issues are appropriately addressed timely.

To date, we have not experienced any cybersecurity incidents that materially affected our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1	Amended and Restated Articles of Association of SciSparc Ltd.	F-3	333-269839	3.1	February 16, 2023
2.1	Description of Securities					*
2.2	Form of Warrant, pursuant to Securities Purchase Agreement, dated March 19, 2020	6-K	001-38041	99.4	March 23, 2020
2.3	Form of Warrant	6-K	001-38041	4.2	November 24, 2020
2.4	Form of Pre-Funded Warrant	6-K	001-38041	99.4	March 2, 2021
2.5	Form of Series A Warrant	6-K	001-38041	99.5	March 2, 2021
2.6	Form of Series B Warrant	6-K	001-38041	99.6	March 2, 2021
2.7	Form of Ordinary Share Purchase Warrant, pursuant to Securities Purchase Agreement, dated May 27, 2022	6-K	001-38041	99.5	May 27, 2022
2.8	Form of Pre-Funded Ordinary Share Purchase Warrant, pursuant to Securities Purchase Agreement, dated May 27, 2022	6-K	001-38041	99.6	May 27, 2022
2.9	Share Purchase Warrant, pursuant to Assignment and Assumption Agreement dated September 12, 2022	6-K	001-38041	99.4	September 30, 2022
4.1	Form of Pre-Funded Warrant	6-K	001-38041	4.1	August 14, 2023
4.2	Form of Pre-Funded Warrant	6-K	001-38041	4.1	October 12, 2023
4.3	Rights Agreement, dated as of November 28, 2023, between SciSparc Ltd. and VStock Transfer LLC., as rights agent, which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B)	6-K	001-38041	4.1	November 28, 2023
4.4	Form of Promissory Note between SciSparc Ltd. and YA II PN Ltd, which includes the Repayment Schedule (Exhibit 1)	6-K	001-38041	4.1	January 25, 2024
4.5	Form of Indemnification Agreement	20-F	001-38041	4.12	May 1, 2017
4.6	Form of Exculpation Agreement	20-F	001-38041	4.5	March 30, 2021
4.7+	Compensation Policy for Executive Officers and Directors	20-F	001-38041	4.3	April 28, 2022
4.8†	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	F-1	333-214458	10.1	December 6, 2016
4.9††	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.	20-F	001-38041	4.2	July 29, 2019
4.10+	Israeli Share Option Plan (2015)	F-1	333-214458	10.5	November 4, 2016
4.11	First Amendment to License Agreement dated as of August 19, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.8	June 15, 2020
4.12	Third Amendment to License Agreement dated as of July 14, 2019, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.9	June 15, 2020
4.13	Share Transfer Agreement, by and among Capital Point Ltd., Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.1	May 19, 2020
4.14	Asset Purchase Agreement, by and between Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.2	May 19, 2020
4.15	Warrant Agent Agreement, dated November 23, 2020	6-K	001-38041	4.1	November 24, 2020

4.16	Placement Agency Agreement	6-K	001-38041	99.3	March 2, 2021
4.17	Securities Purchase Agreement between SciSparc Ltd. and the investor named therein, dated May 27, 2022.	6-K	001-38041	99.2	May 27, 2022
4.18	Registration Rights Agreement between the Company and the investor named therein, dated May 27, 2022.	6-K	001-38041	99.3	May 27, 2022
4.19	Asset Purchase Agreement between the Company, SciSparc Nutraceuticals Inc. and the parties named therein, dated September 12, 2022	6-K	001-38041	99.3	September 30, 2022
4.20	Assignment and Assumption Agreement between the Company and M.R.M. Merhavit Holdings and Management Ltd, dated September 12, 2022	6-K	001-38041	99.2	September 30, 2022
4.21	Stock Purchase Agreement, dated February 23, 2023, by and between SciSparc Ltd., NewCo Inc. and Jeffs’ Brands Ltd.	6-K	001-38041	99.2	February 27, 2023
4.22	Addendum No. 1 to Stock Purchase Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc. and SciSparc Ltd.	6-K	001-38041	10.2	April 4, 2023
4.23	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc.	6-K	001-38041	10.3	April 4, 2023
4.24	At-the-Market Issuance Sales Agreement by and between SciSparc Ltd. and Aegis Capital Corp., dated May 16, 2023	6-K	001-38041	99.1	May 17, 2023
4.25	Securities Purchase Agreement dated October 11, 2023	6-K	001-38041	10.1	October 12, 2023
4.26	Registration Rights Agreement dated October 11, 2023	6-K	001-38041	10.2	October 12, 2023
4.27	Form of Confession of Judgment	6-K	001-38041	10.3	October 12, 2023
4.28	Standby Equity Purchase Agreement dated January 21, 2024, between YA II PN Ltd. and the Company	6-K	001-38041	10.1	January 25, 2024
4.29	First Amendment to the Standby Equity Purchase Agreement, dated as of February 26, 2024, between SciSparc Ltd. and YA II PN, Ltd	F-1	333-277394	10.22	February 27, 2024
4.30+	SciSparc Share Incentive Plan (2023)	F-1	333-277394	10.7	February 27, 2024
8.1	List of Subsidiaries	F-1	333-277394	21.1	February 27, 2024
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.					*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350.					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for the Registrant.					*
97.1	Clawback Policy					*
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

**	Furnished herewith.

†	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

††	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that SciSparc Ltd. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

SCISPARC LTD.

By:	/s/ Oz Adler
Oz Adler
Chief Executive Officer

Date April 1, 2024

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SCISPARC LTD. (formerly known as THERAPIX BIOSCIENCES LTD.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries (the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2023, and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

Liquidity and Capital Resources

Description of the Matter	As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses since inception, and expects to continue to incur losses for the foreseeable future. At December 31, 2023, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the issuance of the consolidated financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

We assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER	Tel Aviv, Israel
KOST FORER GABBAY & KASIERER	March 31, 2024

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2023	2022
	Note	USD in thousands
ASSETS

CURRENT ASSETS:
Cash	4	$2,076	$3,574
Restricted deposit		65	60
Short-term deposit		3,000	-
Trade receivables		22	77
Other accounts receivable	6	540	131
Inventory	5	742	668

		6,445	4,510

NON-CURRENT ASSETS:

Intangible asset, net	11	3,189	4,717
Investments in company accounted for at equity	7	781	591
Investments in financial assets	8, 24e	659	730
Property and equipment, net	10	108	57

		4,737	6,095

		$11,182	$10,605

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2023	2022
	Note	USD in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	12	$802	$1,199
Other accounts payable	13	185	193
Warrants	18h	532	2,737
Lease liability	9	52	27

		1,571	4,156

NON-CURRENT LIABILITIES:
Lease liability		24	-

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	18
Share capital and premium		64,526	58,592
Reserve from share-based payment transactions	19	5,282	5,180
Warrants	18	5,190	5,190
Foreign currency translation reserve	2d	497	497
Transactions with non-controlling interests		810	559
Accumulated deficit		(68,691)	(63,569)
		7,614	6,449
Non-controlling interests		1,973	-

Total equity		9,587	6,449

Total liabilities and equity		$11,182	$10,605

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

			Year ended December 31,
			2023	2022		2021
	Note		USD in thousands (except per share data)
Revenues	20		$2,879	$1,347		$-

Cost of goods sold	20		(683)	(322)

Gross profit			2,196	1,025		-

Research and development expenses	21	a	1,641	2,803		1,990
Sales and marketing			1,297	537	(**)	-
Impairment of intangible asset			1,042	-		-
General and administrative expenses	21	b	5,031	5,972	(**)	3,778

Operating loss			6,815	8,287		5,768

Company’s share of losses of company accounted for at equity, net	21	c	210	109		-

Finance income	21	d	(2,219)	(7,832)		-

Finance expenses	21	e	1,055	2,014		21

Loss before income taxes			5,861	2,578		5,789

Taxes on income			22	14		-

Total comprehensive loss			5,883	2,592		5,789

Attributable to:
Equity holders of the Company			5,122	2,592		5,789

Non-controlling interests			761	-		-

			5,883	2,592		5,789

Basic loss per ordinary share attributable to equity holders of the Company:	22		14.43	14.82	(*)	73.58	(*)

Diluted loss per ordinary share attributable to equity holders of the Company:	22		14.43	14.82	(*)	73.58	(*)

(*)	Loss per share retroactively adjusted in these consolidated statements of comprehensive loss to reflect “Reverse Split” (see note 18a).
(**)	Reclassified to correlate with common practice in industry and better reflect profit and loss.

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share- based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2021	$49,040	4,315	2,207	559	497	(55,188)	1,430	-	1,430

Loss	-	-	-	-	-	(5,789)	(5,789)	-	(5,789)
Exercise of warrants	6,110	-	(1,352)	-	-	-	4,758	-	4,758
Issue of share capital, net of issue expenses	3,364	-	4,335	-	-	-	7,699	-	7,699
Expiration of share options	27	(27)	-	-	-	-	-	-	-
Cost of share-based payment	-	43	-	-	-	-	43	-	43

Balance at December 31, 2021	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

Loss	-	-	-	-	-	(2,592)	(2,592)	-	(2,592)
Exercise of warrants	3	-	-	-	-	-	3	-	3
Cost of share-based payment	48	849	-	-	-	-	897	-	897
Balance at December 31, 2022	$58,592	$5,180	$5,190	$559	$497	$(63,569)	$6,449	$-	$6,449

Loss	-	-	-	-	-	(5,122)	(5,122)	(761)	(5,883)
Sale of minority interest in subsidiary	-	-	-	251	-	-	251	2,734	2,985
Issue of share capital in respect of investment in affiliate	288	-	-	-	-	-	288	-	288
Issue of share capital, net of issue expenses (3)	5,552	-	-	-	-	-	5,552	-	5,552
Cost of share-based payment	94	102	-	-	-	-	196	-	196
Balance at December 31, 2023	$64,526	$5,282	$5,190	$810	$497	$(68,691)	$7,614	$1,973	$9,587

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Cash flows from operating activities:

Loss	$(5,883)	$(2,592)	$(5,789)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	538	187	33
Loss on impairment of intangible asset	1,042	-	-
Cost of share-based payment	196	897	43
Finance expenses (income), net	(2,205)	(6,585)	9
Group’s share of losses of company accounted for at equity, net	210	109	-
Losses from remeasurement of investment in financial assets	1,048	770	-

	829	(4,622)	85

Working capital adjustments:

Decrease (increase) in other accounts receivable	(409)	3	170
Increase (decrease) in trade payables	(397)	-	353
Increase (decrease) in other accounts payable	(8)	39	120
Decrease (increase) in trade receivables	55	(77)	-
Increase in inventory	(74)	(668)	-

	(833)	(703)	643

Net cash used in operating activities	$(5,887)	$(7,917)	$(5,061)

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Cash flows from investing activities:

Investment in restricted bank deposits	$(5)	$(15)	$(35)
Investment in short-term bank deposits	(3,000)	-	-
Purchase of property and equipment	-	(8)	(35)
Investment in a company accounted for at equity	(400)	(700)	-
Change in fair value of investments in financial assets	(689)	-	-
Sale of minority interest in subsidiary	2,985	-	-
Purchase of financial assets at fair value through profit or loss	-	(1,500)	-
Purchase of intangible asset	-	(4,861)	-

Net cash provided by (used in) investing activities	(1,109)	(7,084)	(70)

Cash flows from financing activities:

Proceeds from issue of share capital (net of issuance expenses)	5,552	9,005	7,699
Exercise of warrants (a)	-	2,770	2,568
Payment of issuance expenses related to previous period	-	3	-
Interest paid on lease liability	(7)	(8)	-
Repayment of lease liability	(47)	(70)	(19)
Repayment of short-term credit	-	-	(188)

Net cash provided by financing activities	5,498	11,700	10,060

Increase (decrease) in cash	(1,498)	(3,301)	4,929
Cash at the beginning of the period	3,574	6,875	1,946

Cash at the end of the period	$2,076	$3,574	$6,875

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022	2021
	USD in thousands
(a) Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	102	-	78

Registration of warrants	-	-	2,480

Investment in financial asset	288	-	-

Unpaid issue expenses	$-	$-	$290

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company” or the “Group”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, pain, autism spectrum disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

The Company’s ordinary shares are listed on Nasdaq and are trading under the symbol “SPRC”.

As of December 31, 2023, the Company had three private subsidiaries, including an inactive company incorporated under the laws of Israel: Evero Health Ltd (“Evero”); an inactive company incorporated under the laws of Israel: Brain Bright Ltd (“Brain Bright”); and a company incorporated under the laws of the State of Delaware: Scisparc US (together with Evero and Brain Bright, the “Subsidiaries”).

On September 14, 2023, the Company’s board of directors (“Board”) resolved that the final ratio for the Third Reverse Split (as defined below) will be 26:1, which became effective on September 28, 2023. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these interim consolidated financial statements for all periods presented.

The consolidated financial statements of the Company for the year ended December 31, 2023, were approved on March 31, 2024, and signed on April 1, 2024 (the “Approval Date”).

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL (CONT.)

b.	The Group incurred operating losses since its incorporation and expects to continue to incur operating losses for the foreseeable future. As of December 31, 2023, the Group had an accumulated deficit of approximately $68,691 as a result of recurring operating losses.

As of December 31, 2023, the Company’s cash and cash equivalents totaled $2,076. In the period ended December 31, 2023, the Company had an operating loss of $5,883 and negative cash flows from operating activities of $5,887. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations. In addition, the Group has started recognizing revenues from sales. However, its pharmaceutical operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group is able to completely finance its operations by generating revenue from its products. These above-mentioned factors raise substantial doubt about the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. Such financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments:

1.	Financial assets:

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments: (Cont.)

2.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset have expired;

-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

3.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments: (Cont.)

6.	Compound financial instruments:

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

m.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

n.	Finance income and expenses:

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

o.	Fair value measurement:

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

p.	Taxes on income:

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

r.	Earnings (loss) per share:

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

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans to its employees according to the specific laws per country.

t.	Provisions:

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

u.	Leases:

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

v.	Amendment to IAS 1, “Disclosure of Accounting Policies”:

In February 2021, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”), which replaces the requirement to disclose ’significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term ’significant’ in IFRS whereas the term ‘material’ is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on January 1, 2023.

The application of the above Amendment had an effect on the disclosures of the Company’s accounting policies, but did not affect the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

w.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

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

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023, and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

x.	Inventories

Inventories are stated at the lower of cost and or market based on net realizable value. Inventories are adjusted for estimated excess and obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions. Cost is determined in accordance with first-in, first-out Method (“FIFO”) and the cost of inventory includes shipment and freight costs.

y.	Revenue recognition

The Company sells products directly to customers mainly through its online Amazon stores.

Under the Company’s standard contract terms, customers have a right of return within 30 until 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2022, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

In certain contracts, the Company evaluates the nature of its promise to the customer and determines whether it is a principal or agent for each contract. In determining the nature of its promise to the customer, the Company evaluates whether it is appropriate to recognize revenues on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, sales are recorded on a gross basis.

z.	Cost of sales

In accordance with Amazon’s terms of use, the Company is obligated to pay to Amazon incremental costs, such as sales fulfillment commissions which are contingent on making binding sales. Sales commissions would not have been incurred if the contract had not been obtained.

Cost of sales primarily consists of expenses related to Amazon’s commissions, storage costs and freight.

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

NOTE 4:-	CASH

	December 31,
	2023	2022
Cash for immediate withdrawal - in USD	$1,866	$3,443
Cash for immediate withdrawal - in NIS	210	131

	$2,076	$3,574

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 5:-	INVENTORY

	December 31,
	2023	2022
Goods in transit	$73	$198
Finished goods	669	470

	$742	$668

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2023	2022
Government authorities	$62	$45
Other receivables	203	46
Prepaid expenses	275	40

	$540	$131

NOTE 7:-	INVESTMENT IN ASSOCIATES

a.	Sale of Orimmune Bio Ltd.:

On June 22, 2016, the Company entered into a share transfer agreement (the “Transfer Agreement”) with its then wholly owned subsidiary, Orimmune Bio Ltd. (“Orimmune”) and Karma Link Ltd. (the “Buyer”), whereby the Company would sell its interests in Orimmune to the Buyer, and also use its best efforts to transfer to and assign Orimmune its rights in the Anti-CD3 technology.

On December 13, 2018, an additional amendment to the Transfer Agreement was signed between the parties, under which it was agreed that Orimmune will be assigned certain rights in intellectual property (“IP”) related to the licensed technology owned by the Company subject to certain conditions precedent which were still not met as of December 31, 2023. As of the Approval Date, the conditions precedent have not yet been completed and the assignment of the IP related to the licensed technology owned by us has not yet been transferred.

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

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 7:-	INVESTMENT IN ASSOCIATES (CONT.)

b.	Coeruleus - Joint Venture Transaction (Cont.)

On November 29, 2020, the shareholders of Coeruleus approved an investment from its shareholders of approximately $30. The Company did not participate in this investment in Coeruleus and therefore, as of the completion of such financing, the Company held less than 1% of the issued and outstanding shares of Coeruleus. As of December 31, 2023, the fair value of the Company’s investment in Coeruleus is $nil.

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

On November 25, 2023, MitoCareX achieved its second milestone pursuant to the MitoCare X Agreement. As a result of MitoCareX meeting this milestone, the Company will invest an additional $600 in MitoCareX and increase its share ownership in MitoCareX Bio from 41.92% to 52.73%. Notwithstanding the above, the Company and MitoCare X agreed for the additional $600 installment to be deferred to March 25, 2024. As of the date of this report the $600 installment has been paid.

During the year ended December 31, 2023, the Company recorded equity losses from the investment in MitoCareX in the amount of $210 (for the year ended December 31, 2022 - $109).

The table below summarizes the fair value of the investment in MitoCareX:

Balance at January 1, 2022	$-
Investment date March 31, 2022	700
Equity losses from investment in MitoCareX	(109)

Balance at December 31, 2022	$591

Investment following achievement of first milestone	400
Equity losses from investment in MitoCareX	(210)
Balance at December 31, 2023	781

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 8:-	INVESTMENT IN FINANCIAL ASSETS

a.	On November 17, 2022, the Company invested $1,500 in the initial public offering of Clearmind Medicine Inc. (“Clearmind”) and received 230,769 common shares of Clearmind, resulting in the Company holding 9.33% of share capital of Clearmind. Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.” On November 21, 2023, Clearmind conducted a reverse share split of its issued and outstanding ordinary shares, no par value, at a ratio of 1-for-30. As a result, the Company’s shares in Clearmind was reduced from 230,769 common shares to 7,692. As of December 31, 2023, the listed share price of Clearmind on Nasdaq was $2.81, and the Company has recorded a loss in its statements of comprehensive loss for the year ended December 31, 2023, of $727 on its investment (for the year ended December 31, 2022 - $771).

b.	On June 25, 2023, the Company entered into an investment agreement (the “Agreement”) with AutoMax Motors Ltd. (“AutoMax”), an Israeli company traded on the Tel Aviv Stock Exchange (“TASE”) and the leading parallel importer and distributor of vehicles in Israel, pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, the Company will invest NIS 2,500,000 in cash, in exchange for ordinary shares, NIS 0.05 par value, of AutoMax based on a price per share of NIS 0.5. As of December 31, 2023, the listed share price of AutoMax on the TASE was NIS 0.384, and the Company has recorded a loss in its statements of comprehensive loss of $158 on its investment.

NOTE 9:-	LEASES

On September 1, 2020, the Company entered into a one-year lease agreement with a third party for an area of approximately 100 square meters for the Company’s offices in the district of Tel Aviv, Israel. The yearly lease fee was set at approximately $44, linked to the NIS. The lease expired on August 31, 2021. The Company did not exercise its option to extend the lease until August 31, 2026.

On July 1, 2021, the Company entered into a two-year joint lease agreement with a third party and for a total area of approximately 240 square meters, whereby the Company occupies approximately 120 square meters for the Company’s offices, in the district of Tel Aviv, Israel. The Company and the third party have an option to extend for an additional three-year term. The yearly lease fee was set at approximately $40, linked to the NIS. On July 7, 2023, the lease was extended until June 30, 2025.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Assets owned and used by the Company			Right-of- use assets
	Computers	Lab equipment	Office furniture and equipment	Leasehold office	Total
Cost:
Balance at January 1, 2023	$11	$-	$33	$78	$122
New lease	-	-	-	103	103

Balance at December 31, 2023	11	-	33	181	225

Accumulated depreciation:
Balance at January 1, 2023	3	-	3	59	65
Depreciation	3	-	2	47	52

Balance at December 31, 2023	6	-	5	106	117

Depreciated cost at December 31, 2023	5	-	28	75	108

Balance at January 1, 2022	$7	$-	$29	$78	$114
Purchases	4	-	4	-	8

Balance at December 31, 2022	11	-	33	78	122

Accumulated depreciation:
Balance at January 1, 2022	1	-	1	20	22
Depreciation	2	-	2	39	43

Balance at December 31, 2022	3	-	3	59	65

Depreciated cost at December 31, 2022	8	-	30	19	57

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $52, $43 and $32, respectively.

NOTE 11:-	INTANGIBLE ASSET

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

The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under generally accepted accounting principles. The Company reviewed the guidance under IFRS 3 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand. Accordingly, the Company treated the transaction as an asset acquisition. On the closing date of the acquisition, the Company fully recognized the acquisition amount total of $4,861 as an intangible asset, to be amortized over a period of 10 years.

In the years ended December 31, 2022, and 2023, the Brand recorded significant losses. As of December 31, 2023, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $1,042.

The impairment loss was determined based on the revenue projections of the Brand, using the relief from royalty approach. Under the relief from royalty approach, the fair value of a brand is determined based on discounted future royalty payments that owner of the asset would have been required to pay if instead of purchasing the intangible asset it would have been licensed from a third party. Revenues were projected for a period of 8.7 years commensurate with the remaining estimated useful life of the Brand and with no terminal value. The projections were determined based on the current period revenues, assuming a growth rate for the short term that is consistent with management’s expectations that revenues of the brand will resume their past extent, as of the date of purchase of the brand, a growth rate thereafter of 13.8% and a declining growth rate for the long term, reaching 2% at the terminal year. Theoretical royalties arising from the brand were capitalized at a discount rate of 20.6%.

The table below summarizes the fair value of the intangible asset:

Balance at January 1, 2022	$-
Purchase date September 30, 2022	4,861
Depreciation of intangible asset	(144)

Balance at December 31, 2022	$4,717
Loss on impairment of intangible asset	(1,042)
Depreciation of intangible asset	(486)

Balance at December 31, 2023	$3,189

During the year ended December 31, 2023, the Company recognized depreciation expenses in respect to intangible asset in the amount of $486 (for the year ended December 31, 2022 - $144).

NOTE 12:-	TRADE PAYABLES

	December 31,
	2023	2022
Accrued expenses	$538	$901
Open debts	264	298

	$802	$1,199

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2023	2022
Employees and payroll accruals	$48	$102
Accrued vacation	104	77
Other payables	33	14

	$185	$193

NOTE 14:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments” (“IFRS 9”):

	December 31,
	2023	2022
Financial assets:
Cash and restricted deposits	$2,141	$3,634
Short term deposits	3,000	-
Government authorities	62	45
Other receivables	203	46
Investments in financial assets	659	591

Total financial assets at amortized cost	6,065	4,316

Financial liabilities:

Credit from others	48	102
Warrants liability	532	2,737
Lease liability	76	27

Total financial and lease liabilities	$656	$2,866

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

a.	Classification of financial assets and financial liabilities: (Cont.)

The tables below are a comparison between the carrying amount and fair value of the Company’s financial instruments as of December 31, 2023, and 2022, which are presented in the financial statements not at fair value (other than those whose amortized cost is a reasonable approximation of fair values):

	Carrying amount	Fair Value
	December 31,	December 31, 2023
	2023	Level 1	Level 2		Level 3
Cash and restricted deposits	$2,141	$-		$-	$2,141
Short term deposits	3,000	-		-	3,000
Government authorities	62	-		-	62
Other receivables	203	-		-	203
Investments in financial assets	659	$-		$-	$659
Total financial assets at amortized cost	$6,065	$-		$-	$6,065

Credit from others	$48	$-		$-	$48
Warrants liability	532	-		-	532
Lease liability	76	-		-	76
Total financial and lease liabilities	$656	$-	$		$656

	Carrying amount	Fair Value
	December 31,	December 31, 2023
	2023	Level 1	Level 2		Level 3
Cash and restricted deposits	$3,634	$-		$-	$3,634
Short term deposits	-	-		-	-
Government authorities	45	-		-	45
Other receivables	46	-		-	46
Investments in financial assets	591	$-		$-	$591
Total financial assets at amortized cost	$4,316	$-		$-	$4,316

Credit from others	$102	$-		$-	$102
Warrants liability	2,737	-		-	2,737
Lease liability	27	-		-	27
Total financial and lease liabilities	$2,866	$-	$		$2,866

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Dekel

On March 19, 2020, the Company entered into a securities purchase agreement with Dekel Pharmaceutical Ltd. (“Dekel”) pursuant to which Dekel agreed to invest in the Company through a private placement transaction (the “Private Placement”). At the time of the Private Placement, Dekel was considered as a related party to the Company; however, it is no longer a related party to the Company. In connection with the Private Placement, Dekel received convertible promissory notes (the “Notes”), with an aggregate original principal amount of approximately $350, at an aggregate purchase price of $315 to be paid in several tranches spread across a twelve-month period. In addition, the Company issued a warrant to purchase up to 12,088 ordinary shares of the Company (the “Private Placement Warrant”) and 1,538 ordinary shares. The initial tranche of the Private Placement was for a principal amount of $220 at a purchase price of $5,148. The Notes are unsecured, have a maturity date of March 23, 2021, bear interest at a rate of 12% per annum, and may be converted, at the election of the holder, into ordinary shares at an initial conversion price of $0.35 per ordinary share (the “Fixed Conversion Price”), subject to adjustments. After the six-month anniversary of the issuance of the Notes, the conversion price shall be equal to the lower of the Fixed Conversion Price or 70% of the lowest trading price of the ordinary shares as reported on Nasdaq or any exchange upon which the ordinary shares of the Company are traded at such time, for the 20 prior trading days including the day upon which a notice of conversion is received by the Company or its transfer agent. The Private Placement Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five-year anniversary of the date of issuance, at an initial exercise price of $0.35 per ordinary share, subject to adjustment. On November 8, 2020, the Notes were terminated and the initial tranche was fully repaid by the Company.

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

Economic methodology:

The warrants’ fair value was calculated using the Black–Scholes OPM, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2023	December 31, 2022	March 23, 2020
Dividend yield (%)	0	0	0
Expected volatility (%)	72	72	122.01
Risk-free interest rate (%)	3.84	4.00	0.38
Underlying Share Price ($)	4.88	19.66	11.18
Exercise price ($)	637	637	637
Warrants fair value ($)	0	0	0.36

c.	Financial risk factors:

The Company’s activities expose it to various financial risks such as market risks (foreign currency risk and interest risk), credit risk and liquidity risk. The Company’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Company’s financial performance.

Risk management is performed by management in accordance with the policies approved by the Board. The Board establishes written principles for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as exchange rate risk, credit risk and the investments of surplus funds.

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

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2023, the Company expects to settle all of its financial liabilities in less than one year.

The carrying amounts of cash and restricted deposits, and all other financial assets and liabilities approximate their fair value.

Refer to Note 14a for more information.

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

	Year ended December 31,
	2023	2022	2021
Expenses in respect of defined contribution plans	$105	$115	$98

NOTE 16:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli statutory corporate tax rate and real capital gains tax rate were 23% in 2023, 2022, and 2021.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2016 tax year.

c.	Carryforward tax losses and other temporary differences:

The Company has accumulated tax losses since its inception.

As of December 31, 2023, the Company’s net carryforward tax losses are estimated to grow to approximately $62,000.

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

The Amendment also prescribes for a specific development plan under the Dekel License Agreement requiring the Company to invest in the licensed technology (as defined under the Dekel License Agreement) formulation development and maintenance a total annual investment to be capped at $350. The Amendment also included a non-compete and non-solicitation obligation by Dekel and Dr. Ascher Shmulewitz, the Company’s former Executive Chairman of the Board and former interim Chief Executive Officer, towards the Company’s field of activity.

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

On August 13, 2018, the Company entered into an agreement with MHH to conduct a clinical study to evaluate the safety, tolerability and efficacy of daily oral SCI-110 in treating adults with Tourette syndrome, which agreement was subsequently updated on December 2, 2021, in an estimated amount of $1,385.

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

e.

On May 2, 2023, Capital Point Ltd. (“Capital Point”) filed with the Tel Aviv-Jaffa District Court (the “Court”) a suit against the Company, case number 2050-05-23 (the “Suit”). The Suit names the Company as the sole defendant and includes allegations of breaches of contract by the Company under the Israeli Contracts Law, 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches of the Company under the Israeli Torts Ordinance, 1968.

The Suit challenges a certain warrant issued by the Company to Capital Point (the “Capital Point Warrant”) to purchase $340,000 of ordinary shares of the Company (the “Warrant Shares”). The Capital Point Warrant was exercisable for 12 months from May 15, 2021, to May 15, 2022 and was issued in connection with the joint venture transaction, entered on May 15, 2020, by and between the Company, Capital Point and Evero Health Ltd., a majority owned subsidiary of the Company, as further described in the Company’s Report on Form 6-K, filed on May 19, 2020. The Suit claims that the Company unlawfully refused to accept the Capital Point Warrant exercise notice as of November 4, 2021 and accordingly the Company did not issue to Capital Point the Warrant Shares.

The Suit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the Suit, the agreed compensation according to Section 2(d)(i) of the Capital Point Warrant, an injunction order for the Company to issue the Warrant Shares to Capital Point, return of any unlawful profits received by the Company and punitive damages.

As of December 31, 2023, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd.

As of the Approval Date, the Company cannot predict the likelihood of success of the Suit.

NOTE 18:-	EQUITY

a.	Composition of share capital:

	December 31, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares	75,000,000	706,683	75,000,000	261,494

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

a.	Composition of share capital: (Cont.)

Reverse Share Splits

On September 15, 2022, the Company convened an annual general meeting of its shareholders, whereby the shareholders approved to increase the Company’s share capital to 75,000,000 ordinary shares with no par value.

On August 18, 2023, the Company convened a general meeting of its shareholders, whereby the shareholders approved, inter alia, a reverse split of the Company’s share capital up to a ratio of 30:1 (the “Third Reverse Split”). Following the implementation of the Third Reverse Split, the Company’s authorized share capital was adjusted under the Company’s Articles, which as of the date hereof consists of 75,000,000 ordinary shares, no par value.

On September 14, 2023, the Company’s Board resolved that the final ratio for the Third Reverse Split will be 26:1, which became effective on September 28, 2023.

Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2023	261,494

Issuance of share capital – in respect of investment in affiliate (Note 18f)	13,858

Share issued to a consultant (Note 19(a)(5))	7,942

Issuance of share capital – in respect of shelf prospectus	296

Issuance of share capital – in respect of August 2023 financing round (Note 18i)	237,500

Issuance of share capital – in respect of rounding errors	2,688

Issuance of share capital – in respect of October 2023 financing round (Note 18j)	182,905

Balance at December 31, 2023	706,683

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

c.	Rights attached to shares:

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

e.	Additional issuance of ordinary shares:

On August 2, 2022, the Company issued a consultant 923 ordinary shares in respect of services rendered.

On November 1, 2022, the Company issued a consultant 1,423 ordinary shares in respect of services rendered.

On March 22, 2023, the Company issued 13,858 ordinary shares in respect of the stock purchase agreement entered into by and among Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo”) (see also note 25a)

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

f.	March 2021 Financing Round

On March 4, 2021, the Company completed a private offering with several accredited and institutional investors for gross proceeds of $8,150, providing for the issuance of an aggregate of 44,332 units, as follows: (a) 35,243 units at a price of $183.82 per unit, consisting of (i) one ordinary share of the Company, and (ii) a Series A Warrant to purchase an equal number of units purchased (the “2021 Series A Warrants”) and a Series B Warrant (the “2021 Series B Warrants” and, collectively with the 2021 Series A Warrants, the March 2021 Warrants) to purchase half the number of units, and (b) 9,089 pre-funded units at a price of $183.79 per unit, consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) one 2021 Series A Warrant and one 2021 Series B Warrant.

The 2021 Series A Warrants have an exercise price of $183.82 per ordinary share and the 2021 Series B Warrants have an exercise price of $275.60 per ordinary share). Both were exercisable upon issuance and will expire five years from the date of issuance.

During the year ended December 31, 2021, the Company issued 4,929 ordinary shares in respect of the exercise of 385 2021 Series A Warrants and the exercise of 4,544 of pre-funded warrants.

During the year ended December 31, 2022, the Company issued 3,846 ordinary shares in respect of the exercise of 3,846 pre-funded warrants.

g.	June 2022 Financing Round

On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10,210(the “June 2022 Financing Round”), providing for the issuance of an aggregate of 136,388 units and pre-funded units, as follows: (a) 12,885 units at a price of $74.88 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 123,504 pre-funded units at a price of $73.29 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $68.38 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

g.	June 2022 Financing Round (Cont.)

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

Economic methodology:

The June 2022 Warrants’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2023	December 31, 2022
Dividend yield (%)	0	0
Expected volatility (%)	72	72
Risk-free interest rate (%)	3.872	3.97
Underlying share price ($)	4.88	19.656
Exercise price ($)	68.38	68.38
Warrants fair value ($)	192	2,396

During the year ended December 31, 2022, the Company issued 123,504 ordinary shares in respect of the exercise of 123,504 pre-funded warrants.

h.	August 2023 Financing Round

On August 14, 2023, the Company closed an underwritten public offering (the “2023 Public Offering”) of 212,500 ordinary shares, at a purchase price of $5.20 per ordinary share and pre-funded warrants to purchase up to 37,500 ordinary shares at a purchase price of $5.174 per pre-funded warrant, for aggregate gross proceeds of approximately $1,300, pursuant to an underwriting agreement between the Company and Aegis Capital Corp (“Aegis”), the underwriter in the 2023 Public Offering, dated August 10, 2023. Pursuant to the terms of the underwriting agreement, the Company also granted the underwriter a 45-day option to purchase up to an additional 37,500 ordinary shares solely to cover over-allotments, if any, at the share price of the 2023 Public Offering less underwriting discounts and commissions.

i.	October 2023 Financing Round

On October 13, 2023, the Company announced the closing of a private placement with an institutional investor with gross cash proceeds to the Company of approximately $5,026, before deducting fees to the placement agent and other offering expenses payable by the Company.

In connection with the private placement, the Company issued an aggregate of 1,930,108 units, each unit consisting of two pre-funded warrants, or Pre-Funded Warrants. The Pre-Funded Warrants have an exercise price of $0.001, are immediately exercisable upon issuance and have a term of five years from the date of issuance.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The cost of share-based payment recognized in the financial statements:

The expenses due to share-based compensation for the years ended December 31, 2023, 2022 and 2021, recognized in the financial statements in respect of the share option plan of the Company is shown in the following table, detailed by departments:

	Year ended December 31,
	2023	2022	2021
Research and development expenses	$34	$264	$27
General and administrative expenses	68	633	16

	$102	$897	$43

1.	The 2005 and 2015 ESOP and 2023 Plan of the Company:

On December 28, 2023, the Board adopted an additional new plan, the 2023 Share Incentive Plan (the “2023 Plan”).

The Company no longer grants any awards under the 2015 ESOP as it was superseded by the 2023 Plan, although previously granted awards under the 2015 ESOP remain outstanding and subject to the 2015 ESOP. Under the 2023 Plan, the Company may grant its employees and other service providers equity based incentive awards (“Share Options”).

On December 28, 2023, the Board approved to reserve for issuance under the 2023 Plan 1,000,0000 Ordinary Shares. As of the date of this report, no shares were issued.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The cost of share-based payment recognized in the financial statements: (Cont.)

2.	On March 12, 2019, the Board approved and granted 45 ordinary shares under the 2015 ESOP to a new consultant of the Company. The exercise price was set at $10,920.00 per share Option.

The fair value for Share Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

Dividend yield (%)	0
Expected volatility (%)	76
Risk-free interest rate (%)	2.61
Expected life of share options (years)	10

The fair value of the Share Options was set at $5,824 per Share Option.

3.	On October 10, 2019 (the “2019 Grant Date”), the Board approved the grant of 3 Share Options under the 2015 ESOP to directors, officers and employees, some of which required the approval of the general meeting of the Company’s shareholders (the “2019 General Meeting”), which occurred on January 15, 2020. Following the resignation of some directors and employees on December 31, 2019, 1 Share Options was not granted. Out of the 2 Share Options that were granted, 1 Share Options didn’t require the general meeting’s approval. The date of commencement for all Share Options granted, the date on which the vesting started, was the 2019 Grant Date. The exercise price was set at $5,460.00 per Share Option.

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

Based on the above-mentioned, hereinafter are the parameters used in order to estimate the fair value of the Share Options using the Black-Scholes OPM:

	December 31, 2019	October 10, 2019
Underlying ordinary share price	2,031.12	4,004
Dividend yield (%)	0	0
Expected volatility (%)	73	70
Risk-free interest rate (%)	1.91	1.67
Expected life of Share Options (years)	9.78	10

The fair value of the Share Options approved on October 10, 2019 by the Board, and on January 15, 2020 at the 2019 General Meeting (valuated as of December 31, 2019) was set at $2,966.6 and $1,328.6, per Share Option, respectively.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The cost of share-based payment recognized in the financial statements: (Cont.)

4.	On January 3, 2022 (the “2022 Grant Date”), the Board approved the grant of 6,851 Share Options under the 2015 ESOP to directors, officers, employees and consultants, some of which required the approval of the general meeting of the Company’s shareholders (the “2022 General Meeting”), which occurred on February 10, 2022. The date of commencement for all Share Options granted, the date on which the vesting started, was the 2022 Grant Date. The exercise price was set at $169 per Share Option.

The fair value for Share Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

	February 10, 2022	January 3, 2022
Underlying ordinary share price	129.74	174.98
Dividend yield (%)	0	0
Expected volatility (%)	133	134
Risk-free interest rate (%)	2.00	1.46
Expected life of Share Options (years)	6	6

The fair value of the Share Options granted on January 3, 2022, was set at $158.34 per Share Option, and the fair value of the Share Options granted on February 10, 2022, was set at $114.66 per Share Option. The Share Options’ vesting period was set to commence retroactively from April 21, 2021, and end at April 21, 2024.

5.	During the year ended December 31, 2023, the Company issued to consultants 7,942 ordinary shares in respect of services rendered. The ordinary shares were granted at a discount rate of 25% to the share price quoted on the date of each grant. The total fair value of the ordinary shares granted to consultants was $94.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options, the weighted average exercise prices of share options and changes in directors (and former directors), officers, employees and consultants share options during the years ended on December 31, 2023, and 2022:

	Number of Share Options	Weighted average exercise price
		USD
2023:
Share Options outstanding at the beginning of the year	7,060	166.14
Share Options cancelled during the year	(47)	144.55
Share Options outstanding at the end of the year	7,013	166.28
Share Options exercisable at the end of the year	5,869	165.58

2022:
Share Options outstanding at the beginning of the year	209	$76.70
Share Options granted during the year	6,851	169

Share Options outstanding at the end of the year	7,060	166.14

Share Options exercisable at the end of the year	4,141	163.80

2.	No Share Options were granted during 2023.

3.	The weighted average remaining contractual life of the Share Options outstanding was 4.03 years and 5.03 years as of December 31, 2023, and 2022, respectively.

4.	The range of exercise prices of Share Options outstanding at the end of the year was $169 - $21,944 (inclusive) as of December 31, 2023, and 2022, respectively.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 20:-	REVENUES AND COST OF REVENUES

The Company sells products directly to customers mainly through its online Amazon stores.

Under the Company’s standard contract terms, customers have a right of return within 30 until 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2023, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

In certain contracts, the Company evaluates the nature of its promise to the customer and determines whether it is a principal or agent for each contract. In determining the nature of its promise to the customer, the Company evaluates whether it is appropriate to recognize revenues on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, sales are recorded on a gross basis.

The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Year ended December 31,
	2023		2022(*)	2021
Cost of goods sold
Amazon fees	$		$-	$-
Purchased goods		672	301	-
Storage			-	-
Freight		11	21	-

		683	322	-

(*)	Reclassified to correlate with common practice in industry and better reflect profit and loss.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 21:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2023	2022	2021
a.	Research and development expenses:
	Wages and related expenses	$392	$436	$357
	Share-based payment	34	264	27
	Regulatory, professional and other expenses	719	750	934
	Research and preclinical studies	101	703	165
	Clinical studies	254	369	172
	Chemistry and formulations	141	281	335

		1,641	2,803	1,990

b.	General and administrative expenses:
	Wages and related expenses	415	437	256
	Share-based payment	68	633	16
	Amazon fees	1,042	424	-
	Storage	145	90
	Professional and directors’ fees	2,594	2,499	2,417
	Business development expenses	86	161	5
	Regulatory expenses	202	162	165
	Office maintenance, rent and other expenses	110	(*)80	135
	Investor relations and business expenses	369	1,486	784

		5,031	5,972	3,778

c.	Other expenses:
	Company’s share of losses of company accounted for at equity, net	210	109	-

d.	Finance income:
	Net change in fair value of financial liabilities designated at fair value through profit or loss	(2,205)	(7,832)	-
	Exchange rate differences, net	(14)	-	-

		(2,219)	(7,832)	-
e.	Finance expenses:
	Issuance expenses related to warrants	-	1,204	6
	Exchange rate differences, net	-	4	3
	Losses from remeasurement of investment in financial assets	1,046	770	-
	Finance expense in respect of leases	9	15	4
	Finance expenses from interest and commissions	-	21	8

		$1,055	$2,014	$21

(*)	Reclassified to correlate with common practice in industry and better reflect profit and loss.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 22:-	LOSS PER SHARE/ADS

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2023		2022		2021
Amounts used in the computation of basic and diluted loss	Weighted number of shares	Loss	Weighted number of shares (*)	Loss	Weighted number of shares (*)	Loss
	In thousands	USD	In thousands	USD	In thousands	USD
Continuing operations:

Basic loss per share	408	(5,883)	176	$(2,592)	79	$(5,789)

Effect of potential dilutive ordinary shares	-	-	-	-	-	-

Diluted loss per share	408	(5,883)	176	(2,592)	79	(5,789)

(*)	Loss per share retroactively adjusted in these consolidated statements of comprehensive loss to reflect “Reverse Split” (see note 18a).

b.	The computation of diluted loss per share did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	Share Options to employees, officers, directors and consultants; and

2.	Non-marketable warrants to investors.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS

The Company applies the principles of IFRS 8, “Operating Segments” (“IFRS 8”), regarding operating segments. The segment reporting is based on internal management reports of the Company’s management, which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated and assess performance. According to the principles of IFRS 8, the Company’s management determined that it has two reportable segments – (1) development of drugs based on cannabinoid molecules to be approved by an official regulatory authority (the Company’s operation); and (2) online sales of a various range of hemp-based products including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

The review of the CODM is carried out according to the results of the segment’s activity. His review does not include certain expenses that are not related specifically to the activity of each of the segments. Those expenses are presented as reconciliation between segments operating results to total operating results in financial statements.

The Group’s CODM is the CEO of the Company.

	Year ended December 31, 2023
	Drug Development	Online Sales	Total
Revenues
External	$-	$2,879	$2,879
Total	-	2,879	2,879

Segment loss (gain)	5,359	414	5,773
Company’s share of losses of company accounted for at equity, net			210
Loss on impairment of intangible asset			1,042
Finance expense (income), net			(1,164)
Tax expense			22

Loss			5,883

	Year ended December 31, 2022
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,347	$1,347
Total	-	1,347	1,347

Segment loss	8,405	(118)	8,287
Company’s share of losses of company accounted for at equity, net			109
Finance expense (income), net			(5,818)
Tax expense			14

Loss			2,592

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS (CONT.)

	Year ended December 31, 2021
	Drug Development	Online Sales	Total
Revenues
External	$-	$-	$-
Total	-	-	-

Segment loss	5,768	-	5,768
Finance expense (income), net			21

Loss			5,789

	As of December 31, 2023
	Drug Development	Online Sales	Total

Segment Assets	$7,069	$4,113	$11,182
Segment Liabilities	$1,441	$154	$1,595

	As of December 31, 2022
	Drug Development	Online Sales	Total

Segment Assets	$9,664	$941	$10,605
Segment Liabilities	$4,021	$135	$4,156

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2023		December 31, 2022
	Key management personnel	Other related parties	Key management personnel	Other related parties
Current assets	$-	$121	$-	$-
Non-current assets	$-	$108	$-	$-
Current liabilities	$95	$-	$70	$55

b.	Transactions with related parties (not including amounts described in Note 24c):

	Year ended December 31,
	2023	2022	2021
Research and development expenses	$40	$208	$-
Sale of minority interest in subsidiary	$2,985	$-	$-

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2023	2022	2021
Short-term benefits	$1,204	$1,940	$962

Management fees (see also note 25a)	$220	$-	$-

Cost of share-based payment	$84	$779	$43

d.

On February 23, 2023, the Company entered into an agreement with Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo Inc.”), a newly-formed wholly owned subsidiary of Jeffs’ Brands. Mr. Oz Adler, our Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands (see also note 25a).

e.

On March 7, 2022, we entered into the Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, our Chief Technologies Officer, Mr. Weiss, our President, and Mr. Adler, our Chief Executive Officer and Chief Financial Officer serve as officers and directors (the “Cooperation Agreement”).

During the years ended December 31, 2023 and 2022, the Company recognized expenses in respect of the Cooperation Agreement in the amount of $40 and $208, respectively.

On November 17, 2022, we invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 7,692 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind (see also note 8).

f.	Mr. Amitai Weiss, our chairman of the board of directors, is the chairman of the board of directors of AutoMax (see Note 8b).

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 25:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	On February 23, 2023, the Company entered into an agreement with Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo Inc.”), a newly-formed wholly owned subsidiary of Jeffs’ Brands, pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, NewCo Inc. acquired from the Company a number of shares of stock equal to approximately a 49% interest in the Company’s wholly owned subsidiary, SciSparc US which owns WellutionTM, for $2,500 in cash, and additional deferred cash payments of approximately $489,330 accounting for price adjustments related to inventory and working capital, which was paid in five equal monthly installments beginning in May 2023 (the “Price Adjustment”). As collateral for the payment in full of the Price Adjustment, SciSparc held back such number of shares of common stock of SciSparc US, equal to the outstanding due amount of the Price Adjustment (the “Holdback Shares”). Following the closing of the transaction on March 22, 2023, which included an equity conversion of financing amounts previously provided to SciSparc US. by the Company for working capital, and the release of the Holdback Shares on January 31, 2024, upon the payment in full of the Price Adjustment by Jeffs’ Brands, the Company holds approximately 51% of the share capital of SciSparc US.

Pursuant to the agreement, at the closing of the transaction, Jeffs’ Brands and SciSparc US. entered into a consulting agreement, pursuant to which Jeffs’ Brands provides management services to SciSparc US for the WellutionTM brand for a monthly fee of $20 and Jeffs’ Brands received a one-time signing bonus in the amount of $51. The consulting agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. On November 2023 the monthly fee reduced to $10 thousand. For the year ended December 31, 2023, the Company has recorded management services expenses in the amount of $220.

In addition, in connection with the closing of the transaction, the Company and Jeffs’ Brands, engaged in a mutual share exchange in the amount of $288,238 of ordinary shares from each of the Company and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, the Company acquired 35,345 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 ordinary shares of the Company having an aggregate value of $288,238, which was adjusted from $300,000 according to the 4.99% ownership limit included in the definitive agreements. As of December 31, 2023, the listed share price of Jeff’s Brands on the NASDAQ was $ 3.05, and the Company has recorded a loss in its statements of comprehensive loss of $180 on its investment.

SCISPARC LTD. (FORMERLY THERAPIX BIOSCIENCES LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 26:-	EVENTS AFTER THE REPORTING DATE

On January 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), as amended on February 26, 2024, with YA II PN, LTD (“YA”), which provided for the sale of up to $20,000 of the Company’s Ordinary Shares (the “Advance Shares”). Of the $20,000 eligible to be sold pursuant to the SEPA, or the Commitment Amount, Company has sold 925,159 ordinary shares as of the issuance date of these financial statements. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

In connection with the SEPA, the Company may request pre-paid advances of the Commitment Amount, in an amount up to $5,000, each a Pre-Paid Advance. Each Pre-Paid Advance will be evidenced by a promissory note, each, a Promissory Note. Each Promissory Note will fully mature 24-months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to us under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains the Company’s customary representations and warranties and Events of Default.

In addition, pursuant to the SEPA, the Company issued to YA an aggregate of 55,293 of its Ordinary Shares, or the Commitment Shares, in satisfaction of payment of the commitment fee of $200.

YA will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of Ordinary Shares by YA pursuant to the SEPA The Company will pay the expenses (except brokerage fees and commissions and similar expenses) incurred to register under the Securities Act the offer and sale of the Ordinary Shares pursuant to the SEPA by YA.

- - - - - - - - - - - - - - - - - - - - - - - - -