Form 20-F/A
period 2023-12-31
SciSparc Ltd.
filed 2024-05-02
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

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

Yes ☐ No ☒

EXPLANATORY NOTE

Due to an administrative error, we are filing this Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F (the “Original Filing”) for the sole purpose of amending Item 18 of the Original Filing to include the Report of our Independent Registered Public Accounting Firm dated as April 1, 2024. The Report of our Independent Registered Public Accounting Firm that was included in the Original Filing was dated as of March 31, 2024. For clarity, the audited consolidated financial statements as of and for the three fiscal years ended December 31, 2023 included in this Amendment No. 1 are otherwise unchanged from the audited consolidated financial statements included in the Original Filing.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1 and 13.1.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed.

i

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Amendment No.1 to our Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1	Amended and Restated Articles of Association of SciSparc Ltd.	F-3	333-269839	3.1	February 16, 2023
2.1	Description of Securities	20-F	001-38041	2.1	April 1, 2024
2.2	Form of Warrant, pursuant to Securities Purchase Agreement, dated March 19, 2020	6-K	001-38041	99.4	March 23, 2020
2.3	Form of Warrant	6-K	001-38041	4.2	November 24, 2020
2.4	Form of Pre-Funded Warrant	6-K	001-38041	99.4	March 2, 2021
2.5	Form of Series A Warrant	6-K	001-38041	99.5	March 2, 2021
2.6	Form of Series B Warrant	6-K	001-38041	99.6	March 2, 2021
2.7	Form of Ordinary Share Purchase Warrant, pursuant to Securities Purchase Agreement, dated May 27, 2022	6-K	001-38041	99.5	May 27, 2022
2.8	Form of Pre-Funded Ordinary Share Purchase Warrant, pursuant to Securities Purchase Agreement, dated May 27, 2022	6-K	001-38041	99.6	May 27, 2022
2.9	Share Purchase Warrant, pursuant to Assignment and Assumption Agreement dated September 12, 2022	6-K	001-38041	99.4	September 30, 2022
4.1	Form of Pre-Funded Warrant	6-K	001-38041	4.1	August 14, 2023
4.2	Form of Pre-Funded Warrant	6-K	001-38041	4.1	October 12, 2023
4.3	Rights Agreement, dated as of November 28, 2023, between SciSparc Ltd. and VStock Transfer LLC., as rights agent, which includes the Form of Right Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B)	6-K	001-38041	4.1	November 28, 2023
4.4	Form of Promissory Note between SciSparc Ltd. and YA II PN Ltd, which includes the Repayment Schedule (Exhibit 1)	6-K	001-38041	4.1	January 25, 2024
4.5	Form of Indemnification Agreement	20-F	001-38041	4.12	May 1, 2017
4.6	Form of Exculpation Agreement	20-F	001-38041	4.5	March 30, 2021
4.7+	Compensation Policy for Executive Officers and Directors	20-F	001-38041	4.3	April 28, 2022
4.8†	License Agreement dated May 20, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	F-1	333-214458	10.1	December 6, 2016
4.9††	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.	20-F	001-38041	4.2	July 29, 2019
4.10+	Israeli Share Option Plan (2015)	F-1	333-214458	10.5	November 4, 2016
4.11	First Amendment to License Agreement dated as of August 19, 2015, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.8	June 15, 2020
4.12	Third Amendment to License Agreement dated as of July 14, 2019, by and between the Company and Dekel Pharmaceuticals Ltd.	20-F	001-38041	4.9	June 15, 2020
4.13	Share Transfer Agreement, by and among Capital Point Ltd., Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.1	May 19, 2020
4.14	Asset Purchase Agreement, by and between Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.2	May 19, 2020
4.15	Warrant Agent Agreement, dated November 23, 2020	6-K	001-38041	4.1	November 24, 2020

1

4.16	Placement Agency Agreement	6-K	001-38041	99.3	March 2, 2021
4.17	Securities Purchase Agreement between SciSparc Ltd. and the investor named therein, dated May 27, 2022.	6-K	001-38041	99.2	May 27, 2022
4.18	Registration Rights Agreement between the Company and the investor named therein, dated May 27, 2022.	6-K	001-38041	99.3	May 27, 2022
4.19	Asset Purchase Agreement between the Company, SciSparc Nutraceuticals Inc. and the parties named therein, dated September 12, 2022	6-K	001-38041	99.3	September 30, 2022
4.20	Assignment and Assumption Agreement between the Company and M.R.M. Merhavit Holdings and Management Ltd, dated September 12, 2022	6-K	001-38041	99.2	September 30, 2022
4.21	Stock Purchase Agreement, dated February 23, 2023, by and between SciSparc Ltd., NewCo Inc. and Jeffs’ Brands Ltd.	6-K	001-38041	99.2	February 27, 2023
4.22	Addendum No. 1 to Stock Purchase Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd, Jeffs’ Brands Holdings Inc. and SciSparc Ltd.	6-K	001-38041	10.2	April 4, 2023
4.23	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc.	6-K	001-38041	10.3	April 4, 2023
4.24	At-the-Market Issuance Sales Agreement by and between SciSparc Ltd. and Aegis Capital Corp., dated May 16, 2023	6-K	001-38041	99.1	May 17, 2023
4.25	Securities Purchase Agreement dated October 11, 2023	6-K	001-38041	10.1	October 12, 2023
4.26	Registration Rights Agreement dated October 11, 2023	6-K	001-38041	10.2	October 12, 2023
4.27	Form of Confession of Judgment	6-K	001-38041	10.3	October 12, 2023
4.28	Standby Equity Purchase Agreement dated January 21, 2024, between YA II PN Ltd. and the Company	6-K	001-38041	10.1	January 25, 2024
4.29	First Amendment to the Standby Equity Purchase Agreement, dated as of February 26, 2024, between SciSparc Ltd. and YA II PN, Ltd	F-1	333-277394	10.22	February 27, 2024
4.30+	SciSparc Share Incentive Plan (2023)	F-1	333-277394	10.7	February 27, 2024
8.1	List of Subsidiaries	F-1	333-277394	21.1	February 27, 2024
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.					*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350.					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for the Registrant.					*
97.1	Clawback Policy	20-F	001.3841	97.1	April 1, 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

**	Furnished herewith.

†	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

††	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that SciSparc Ltd. treats as private or confidential.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F filed on its behalf.

SCISPARC LTD.

By:	/s/ Oz Adler
Oz Adler
Chief Executive Officer

Date May 2, 2024

3

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

We assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER	Tel Aviv, Israel
KOST FORER GABBAY & KASIERER	April 1, 2024

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