Form 20-F
period 2024-12-31
SciSparc Ltd.
filed 2025-04-24
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

10,828,251 Ordinary Shares, no par value, as of December 31, 2024

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

Yes ☐ No ☒

i

INTRODUCTION

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptors, or CBR, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, for the treatment of obstructive sleep apnea, or OSA, and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. We also have a majority-owned subsidiary whose business focuses on the sale of hemp seeds oil-based products and others on Amazon Marketplace.

We were incorporated under the laws of the State of Israel on August 23, 2004. Our Ordinary Shares are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “SPRC”.

Unless otherwise indicated, all references to the “Company,” “we,” “us, “our” and “SciSparc” refer to SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F, or the Annual Report, are translated using a rate of NIS 3.699 to USD 1.00, the last exchange rate published by the Bank of Israel on December 31, 2024.

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

Forward-looking statements include, but are not limited to, statements about:

●	our ability to raise capital through the issuance of additional securities and ability to continue as a going concern;

●	likelihood of the satisfaction of certain conditions to the completion of the Merger, as defined herein, and whether and when the Merger will be consummated;

●	the expected benefits of and potential value created by the proposed Merger for the shareholders of SciSparc and AutoMax;

●	our ability to advance the development of our pharmaceutical product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our pharmaceutical product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate our new eCommerce operations business, which focuses on the sale of hemp-based products on Amazon Marketplace;

●	our ability to pursue our intended restructuring plan which involves transferring our pharmaceutical activities to Jeffs’ Brand Holding Inc., a wholly owned subsidiary of Jeff’s Brands, or NewCo, or the Restructuring Plan, and list NewCo on a leading stock exchange;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front conflict Israel faces;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We are a specialty clinical-stage pharmaceutical company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our product candidates.

●	We have not generated any revenue from the sale of our current product candidates and may never be profitable.

●	We expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations.

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to the Merger between SciSparc and AutoMax

●	Because the exchange ratio is fixed and will not be adjusted in the event of a change in either our share price or the share price of AutoMax Motors Ltd., or AutoMax, AutoMax shareholders cannot be certain of the precise value of the consideration that they may receive in the merger between SciSparc and AutoMax, or the Merger.

●	If the proposed merger with AutoMax is not consummated, our share price could decline.

●	If the conditions to the Merger are not met, the Merger will not occur.

●	The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

●	The market price of the combined company’s shares may decline as a result of the Merger.

v

Risks Related to the Discovery and Development of Our Pharmaceutical Product Candidates

●	We are heavily dependent on the success of our pharmaceutical product candidates, which are in the late stages of pre-clinical development or early stages of clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results. We may also find it difficult to enroll patients in our clinical studies. Difficulty in enrolling patients could delay or prevent clinical studies of our pharmaceutical product candidates.

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct our preclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our pharmaceutical product candidates and our business could be substantially harmed.

●	We will rely on third parties to manufacture our active pharmaceutical ingredient, or API, and formulations. Our business could be harmed if those third parties fail to provide us with sufficient quantities of our needed supplies or fail to do so at acceptable quality levels or prices.

Risks Related to Commercialization of Our Pharmaceutical Product Candidates

●	If the market opportunities for our pharmaceutical product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively in our markets. Further, if we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Risks Related to Our Pharmaceutical Business Operations

●	From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements. Similarly, we may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate.

Risks Related to our Intended Corporate Restructuring Plan

●	The Restructuring Plan may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

Risks Related to Our Subsidiary’s eCommerce Operations

●	We may be unable to successfully integrate or execute our new subsidiary’s eCommerce operations business.

Risks Related to the Ownership of Our Securities

●	We will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders.

Risks Related to Israeli Law and Our Operations in Israel

●	Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

●	Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the multi-front war that Israel is facing.

Risks Related to AutoMax’s Business and Operations

●	AutoMax’s business is sensitive to changes in consumer preferences and global trends in the automotive industry.

Risks Related to the Combined Company

●	The combined company’s success depends on the experience and expertise of its management team and board of directors.

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

We have historically incurred substantial net losses: including net losses of approximately $7.5 million for the year ended December 31, 2024, $5.9 million for the year ended December 31, 2023, and $2.6 million for the year ended December 31, 2022. As of December 31, 2024, we had an accumulated deficit of approximately $75 million.

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

As of December 31, 2024, our cash was approximately $2.1 million, other accounts receivable was approximately $0.5 million, we had working capital of approximately $4.9 million and we also had an accumulated deficit of approximately $69 million. Based upon our currently expected level of operating expenditures, we do not expect that our existing cash will be sufficient to fund operations for at least the next 12 months. We expect that we will require substantial additional capital to commercialize our pharmaceutical product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2024 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the FDA and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes or executive orders will be enacted, or whether any of the FDA’s regulations, guidance or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. In addition, disruptions at the FDA and other agencies may slow the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, political disputes in the U.S. Congress may result in a shutdown of the U.S. federal government, and in such cases certain regulatory agencies, such as the FDA, would have to furlough critical employees and stop critical activities.

If a prolonged government shutdown occurs, or if legislative or regulatory developments or global health concerns hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Disruptions at the FDA and other agencies may also increase the time necessary for new drugs or medical devices to be reviewed and/or approved by necessary government agencies or to otherwise respond to regulatory submissions, which would adversely affect our business. For example, the Trump Administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the medical device and pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs or treatments. Additionally, over the last several years, the US government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us

Historically, we have relied on trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Since 2015, we have also sought patent protection for certain of our product candidates. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new product candidates.

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

We have exclusively licensed one U.S. patent family from Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum. We cannot assure you that we will ever enter into definitive license agreements with any third party licensor. See Item 4.B. “Business Overview-Intellectual Property-In-Licensed Patents and Patent Applications.” To the extent the licensed or future licensed patents are found to be invalid or unenforceable, we may be limited in our ability to compete and market our product candidates. Moreover, the terms of our licenses affect our ability to control the value of any of our product candidates. If we or any of the parties that control the enforcement of licensed patents elect not to enforce any or all of the licensed patents it could significantly undercut the value of any of our product candidates, which would materially adversely affect our future revenue, financial condition and results of operations. Moreover, fluctuating currency rates may create inconsistencies in the royalty payments we are obligated to make under our licenses.

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

For example, on March 31, 2022, we entered into an agreement with and invested in MitoCare X Bio Ltd., or MitoCareX, a company focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. Subsequent to this, we signed a non-binding letter of intent relating to the sale of our entire ownership interest in MitoCareX to a publicly traded company in the United States. In addition, on November 17, 2022, we invested in Clearmind, a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems. In addition, on August 13, 2024, we entered into an exclusive patent license agreement with Polyrizon Ltd., or Polyrizon, for the out-licensing of our SCI-160 program, or the Polyrizon License.

The potential benefits of the agreement with MitoCareX, the investment in Clearmind, the exclusive patent license agreement with Polyrizon, or other potential investments may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on our results of operations, cash flows and financial position. The potential benefits of agreements with potential ventures may not materialize or may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on our results of operations, cash flows and financial position.

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

In September 2022, we purchased Wellution™, a business and brand which sells hemp-based products on Amazon Marketplace.

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

The eCommerce operations of SciSparc Nutraceuticals rely on Amazon Marketplace and fulfillment by Amazon.com and changes to Amazon Marketplace, Amazon’s services and their terms of use may harm our business.

Wellution’s products are sold predominantly on Amazon Marketplace and orders are fulfilled entirely by Amazon Marketplace utilizing the fulfilled by Amazon, or FBA, model. In order to continue to utilize Amazon Marketplace and FBA, we must comply with the applicable policies and terms of use relating to these services. Such policies and terms of use may be altered or amended at Amazon Marketplace’s sole discretion, including changes regarding the cost of securing these services, and changes that increase the burden of compliance with its requirements, may cause us to significantly alter our business model or incur additional costs in order to comply, which could negatively impact our results of operations. Non-compliance with applicable terms of use and policies can result in the removal of one or more products from the marketplace and suspension of fulfillment services either of which could have a material adverse effect on our business and results of our operations. In February 2024, Wellution was in non-compliance with changes in Amazon’s policies concerning claims associated with vitamin and cosmetic products. The new Amazon policy mandated that no claims, in any form, could be displayed on the product label, in the Amazon listing, or within the product descriptions. For instance, phrases such as “Our Keto Weight Loss Gummy Bear Reduces Appetite” were no longer permissible. Instead, it was required to describe the product using terminology such as “Keto Gummy Bears For A Healthy Lifestyle”. Due to the extensive descriptions present on both the Amazon listing and the product label itself, it took several weeks to achieve a comprehensive understanding of Amazon’s new requirements. Moreover, each word within the description required prior approval from the Amazon team, with revision responses typically taking several days or longer. Often, these responses originated from automated systems, lacking the clarity and specificity needed for effective resolution. To navigate this process efficiently, Amazon experts were engaged to assist with the necessary adjustments. As a result, all products sold by Wellution were removed for sale from the marketplace and product labels were updated, a process that spanned several weeks to complete and caused the sales on the Wellution platform to dramatically decrease for such period. Since implementing these changes and resolving the issue, we have experienced no further instances of non-compliance and remains committed to maintaining compliance. However, there is no guarantee that similar issues will not arise in the future, which could lead to product removal from the marketplace or suspension of fulfillment services, adversely impacting its business and operational outcomes.

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

A substantial number of customer complaints or negative publicity about its sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites or its sites, could rapidly and severely diminish consumer views of its products and result in harm to its brands. Customers may also make safety-related claims regarding products sold through its online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact its financial results depending on the product that is removed and length of time that it is removed. SciSparc also uses and relies on other services from third parties, such as its telecommunications services, and those services may be subject to outages and interruptions that are not within its control.

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

 Risks Related to the Merger between SciSparc and AutoMax

Because the exchange ratio is fixed and will not be adjusted in the event of a change in either our share price or AutoMax’s share price, AutoMax shareholders cannot be certain of the precise value of the consideration that they may receive in the Merger.

At the effective time of the Merger, each outstanding share of AutoMax will be converted into the right to receive a number of our ordinary shares, to be determined in accordance with the exchange ratio, or Exchange Ratio, agreed upon in the Merger agreement, or Merger Agreement.

The Merger agreement does not provide for an adjustment to the total number of our ordinary shares that AutoMax shareholders will be entitled to receive to account for changes in the market price of our ordinary shares. Accordingly, the market value of the shares of our ordinary shares issued pursuant to the Merger will depend on the market value of our ordinary shares at the time the Merger closes and could vary significantly from the market value of our ordinary shares as of April 23, 2025.

Under the Exchange Ratio formula described in the Merger Agreement, immediately following the Merger, AutoMax’s shareholders (other than us, which currently holds shares in AutoMax) and its advisor are expected to own approximately 49.99% of our share capital and our shareholders are expected to own approximately 50.01% of our share capital on a fully-diluted basis (subject to certain exceptions).

The Exchange Ratio is the result of the following calculation : the number of our outstanding shares on a fully-diluted basis (subject to certain exceptions) divided by 0.5001, multiplied by 0.4749, then divided by the number of the AutoMax outstanding shares less the number of the AutoMax ordinary shares held by us; so that, in any event, immediately following the effective time, holders of AutoMax outstanding shares (and its advisor, but other than us), will hold together 49.99% of our share capital, on a fully-diluted basis (subject to certain exceptions), immediately following the effective time.

The market price of our ordinary shares and, as a result, the value of the consideration that AutoMax shareholders may receive pursuant to the Merger Agreement, has been fluctuating since the date that the Merger Agreement was executed and publicly announced and may continue to fluctuate through the date of the completion of the Merger. Accordingly, upon the completion of the Merger and the issuance of our ordinary shares to the AutoMax shareholders, the market price of our ordinary shares that will be issued to the AutoMax shareholders as the Merger consideration could be greater than, less than or the same as the market price of our ordinary shares on the date the Merger Agreement was executed, on February 13, 2025, or on the date of our and AutoMax shareholder meetings. Share price changes may result from a variety of factors, including, among others, changes in our or AutoMax’s respective businesses operations or prospects, risks described in the risk factors of each of us and AutoMax; legislative, regulatory and legal developments; general market, industry and economic conditions; shareholder litigation relating to the Merger or otherwise relating to us or to AutoMax; and market assessments of the likelihood that the Merger will be completed. Because the value of the consideration will depend on the market price of our ordinary shares at the time the Merger is completed, AutoMax shareholders will not know or be able to determine at the time of the AutoMax shareholders meeting the market value of the Merger consideration they may receive upon completion of the Merger. Similarly, our shareholders will not know or be able to determine at the time of the special meeting of our shareholders, the market value of the consideration to be paid to the AutoMax shareholders in the form of issuance of our ordinary shares pursuant to the Merger Agreement compared to the market value of AutoMax ordinary shares that are being exchanged. You are urged to obtain current market quotations for our ordinary shares and AutoMax ordinary shares in determining whether to vote for approval of the Merger-related proposals.

If the proposed merger with AutoMax is not consummated, our share price could decline.

The consummation of the proposed Merger with AutoMax is subject to a number of closing conditions, including the approval by our shareholders, approval by Nasdaq of our listing of additional securities application of its ordinary shares issued in connection with the Merger, and other customary closing conditions. We are targeting a closing of the transaction before September 30, 2025.

If the proposed Merger is not consummated, we may be subject to a number of material risks, and its share price could be adversely affected, as follows:

●	We have incurred and expect to continue to incur significant expenses related to the proposed Merger with AutoMax, even if the Merger is not consummated.

●	The Merger Agreement contains covenants restricting our solicitation of competing acquisition proposals and the conduct of our business between the date of signing the Merger Agreement and the closing of the Merger. As a result, significant business decisions and transactions before the closing of the Merger require the consent of AutoMax. Accordingly, we may be unable to pursue business opportunities that would otherwise be in its best interest as a standalone company. We have invested significant time and resources in the transaction process and if the Merger Agreement is terminated we will have a limited ability to continue its current operations without obtaining additional financing.

●	Our collaborators and other business partners and investors in general may view the failure to consummate the Merger as a poor reflection on its business or prospects.

●	Some of our collaborators and other business partners may seek to change or terminate their relationships with us as a result of the proposed Merger or the failure thereof.

●	Our management team may be distracted from day to day operations as a result of the proposed Merger.

●	On July 16, 2024, we received a written notice, or the Notice, from Nasdaq indicating that it is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), SciSparc was granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. On January 14, 2025, we received an additional written notice from Nasdaq indicating that it had been granted, per its request, an additional 180-day compliance period, or until July 14, 2025, to regain compliance with the minimum bid price requirement. No assurance can be given that we will remain eligible to be listed on Nasdaq. Further, because of the previous delisting of our ADSs from Nasdaq, if we fall out of compliance with Nasdaq requirements in the future, our ordinary shares may be more likely to be subject to Nasdaq’s delisting process and no assurance can be given that we will be able to regain compliance. Any delisting could adversely affect our ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors, customers and employees.

●	In addition, if the Merger Agreement is terminated and our board of directors determines to seek another business combination, it may not be able to find a third party willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger. In such circumstances, our board of directors may elect to, among other things, divest all or a portion of our business, and, in such case, the consideration that we receive may be less attractive than the consideration to be received by us pursuant to the Merger Agreement.

If the conditions to the Merger are not met, the Merger will not occur.

Even if the Merger is approved by our shareholders and AutoMax’s shareholders, specified conditions must be satisfied or waived to complete the Merger. We and AutoMax cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Merger will not occur or will be delayed, and we and AutoMax each may lose some or all of the intended benefits of the Merger.

Certain of our officers and directors and AutoMax’s officers and directors have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Certain of our officers and directors and AutoMax’s officers and directors participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, the continued receipt of compensation for such service, and continued indemnification. Each of Amitay Weiss, Amnon Ben Shay, Moshe Revach and Liat Sidi will continue as directors of the combined company after the effective time of the Merger.

Mr. Amitay Weiss is also the Chairman of our board of directors and serves as the chairman of AutoMax. In addition, contingent upon the approval and closing of the Merger, shareholders are asked to approve a one-time cash bonus to our Chief Executive Officer, Chairman and President. Furthermore, certain officers, directors and shareholders of AutoMax entered into an AutoMax shareholder support agreement, pursuant to which they agreed, solely in their capacity as shareholders, to vote their shares in AutoMax covering approximately 55.65% of the outstanding shares of AutoMax in favor of adoption of the Merger Agreement.

Mr. Yaki Baranes, a business analyst, presented a market overview on the motor vehicle market in Israel and a company overview of AutoMax as a vehicle importer in Israel, to our board of directors on February 23, 2023. Mr. Baranes was appointed on May 30, 2023, as our VP Strategy and Business Development. Mr. Baranes previously provided services to AutoMax. In addition, Mr. Baranes and Mr. Amitay Weiss both serve as members of the board of Charging Robotics Inc. and Mr. Baranes provided market overview services to certain other companies of which Mr. Amitay Weiss serves as a director.

These interests may present them with actual or potential conflicts of interest. These interests, among others, may influence our officers and directors AutoMax’s officers and directors to support or approve the Merger.

Our board of directors did not obtain a fairness opinion in determining whether or not to proceed with the Merger.

Our board of directors did not obtain a fairness opinion in connection with its determination to approve the Merger. In analyzing the Merger, our board of directors conducted due diligence on AutoMax and researched the industry in which AutoMax operates by obtaining, for example, an independent third-party valuation report on AutoMax from E.D.B. Accordingly, investors will be relying solely on the judgment of our board of directors in determining the value of the Merger and will not have assurance from an independent source that the terms of the Merger are fair to us from a financial point of view. The lack of a fairness opinion may also lead an increased number of our shareholders to vote against the proposed Merger, which could potentially impact our ability to consummate the Merger.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

In general, either party can refuse to complete the Merger if there is a material adverse change affecting the other party following April 10, 2024, the date of the Merger Agreement. However, some types of changes do not permit either party to refuse to complete the Merger, even if such changes would have a material adverse effect on us or AutoMax, to the extent they resulted from the following (unless, in some cases, they have a disproportionate effect on us or AutoMax, as the case may be):

●	changes or conditions generally affecting the industries or markets in which we and AutoMax operate, and changes in the industries in which we and AutoMax operate regardless of geographic region (including legal and regulatory changes);

●	acts of war, armed hostilities or terrorism;

●	changes in financial, banking or securities markets;

●	any change in, or any compliance with or action taken for the purpose of complying with, any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority), or changes in any interpretations thereof;

●	any change in U.S. generally accepted accounting principles or interpretations thereof;

●	the announcement of the Merger Agreement or the pendency of the Merger;

●	the taking of any action required to be taken by the Merger Agreement;

●	pandemics, including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event; and

●	changes in U.S. or non-U.S. general economic or political conditions, or in the financial, credit or securities markets in general, including any shutdown of any governmental authority.

If adverse changes occur but we and AutoMax must still complete the Merger, the combined company’s share price may suffer.

The market price of the combined company’s shares may decline as a result of the Merger.

The market price of the combined company’s shares may decline as a result of the Merger for a number of reasons, including if:

●	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

●	the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	investors react negatively to the effect on the combined company’s business and prospects from the Merger.

 Our shareholders and AutoMax’s shareholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Merger, our shareholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. Significant management attention and resources will be required to operate the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and share price following the Merger. Even if the combined company were able to operate the two businesses operations successfully, there can be no assurance that this operation will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

During the pendency of the Merger, we and AutoMax will be subject to contractual limitations set forth in the Merger Agreement that restrict the parties’ ability to enter into business combination transactions with another party.

Covenants in the Merger Agreement impede the ability of us or AutoMax to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of our securities, a tender offer for our securities, a Merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to such party’s shareholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of us and AutoMax from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals. Because the lack of a public market for AutoMax shares makes it difficult to evaluate the fairness of the Merger, the shareholders of AutoMax may receive consideration in the Merger that is less than the fair market value of the AutoMax shares.

Certain shareholders could attempt to influence changes within our company that could adversely affect our operations, financial condition and the value of our ordinary shares.

Our shareholders may from time to time seek to acquire a controlling stake in our company, engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes. Campaigns by shareholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, share repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming and could disrupt our operations and divert the attention of our board of directors and senior management from the pursuit of the proposed transaction. These actions could adversely affect our operations, financial condition, our ability to consummate the Merger and the value of our ordinary shares.

We and AutoMax may become involved in securities litigation or shareholder derivative litigation in connection with the Merger, and this could divert the attention of our and AutoMax’s management and harm the combined company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. We and AutoMax may become involved in this type of litigation in connection with the Merger, and the combined company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of us, AutoMax and the combined company.

If any of the events described in “AutoMax’s General Risk Factors” or “Risks Related to the Combined Company” occur, those events could cause the potential benefits of the Merger not to be realized.

AutoMax’s business is expected to constitute a significant portion of the business of the combined company following the Merger. As a result, the risks described below in the sections entitled “Risks Related to the Merger between SciSparc and AutoMax” beginning on page 41, and “Risks Related to the Combined Company” beginning on page 69 are among the most significant risks to the combined company if the Merger is completed. To the extent any of the events in the risks described in the sections referenced in the previous sentence occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the combined company’s shares to decline.

Risks Related to our Intended Corporate Restructuring Plan

The intended Restructuring Plan, which may involve transferring our pharmaceutical activities to a new wholly-owned subsidiary, may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

On January 25, 2023, we announced that our board of directors resolved to pursue a restructuring plan, or the Restructuring Plan, which may involve transferring our pharmaceutical activities to a subsidiary, which may be listed on a stock exchange. As part of the plan, we announced that we would examine a spin-off of certain of our assets, followed by a listing of NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control its current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors.

On November 22, 2023, we announced the signing of a non-binding letter of intent, to acquire AutoMax, with certain new negotiated terms as announced on December 7, 2023.

Pursuant to the Restructuring Plan, on June 25, 2023, we entered into a securities purchase agreement with AutoMax, pursuant to which, at the closing and upon the terms and conditions set forth in the securities purchase agreement with AutoMax, or the AutoMax SPA, we invested NIS 2,500 thousand (approximately $691 thousand) in cash, in exchange for ordinary shares of AutoMax based on a price per share of NIS 0.5. Following the closing, we held approximately 5.6% of the issued and outstanding share capital of AutoMax.

On January 14, 2024, we entered into, as lender, a bridge loan agreement with AutoMax, pursuant to which AutoMax received a bridge loan in the amount of $1.4 million, or the Bridge Loan, further to the previously-announced non-binding letter of intent for us to acquire AutoMax. On April 10, 2024, we signed the Merger Agreement with AutoMax. On August 14, 2024, on November 26, 2024, and March 27, 2025, we and AutoMax entered into an addendum to the Merger Agreement, or Merger Agreement Addendum, a second addendum to the Merger Agreement, or Merger Agreement Second Addendum, and third addendum to the Merger Agreement, or Merger Agreement Third Addendum, respectively. On June 9, 2024, we entered, as lender, into an amendment to the Bridge Loan, or the Amended Bridge Loan, pursuant to which AutoMax received an additional loan in the amount of $1.0 million, for an aggregate amount of $2.4 million. On September 5, 2024, we entered into a second amendment to the Bridge Loan, or the Second Amendment, pursuant to which we extended an additional loan in the amount of $1.85 million to AutoMax under terms similar to the Amended Bridge Loan, bringing the total Bridge Loan amount to $4.25 million, or the Loan Amount.  During the month of September 2024, we provided AutoMax with the loan amounts due under the Second Amendment to the Bridge Loan, and offset any interest due until November 30, 2024 from the principal amount, such that on the closing date of the Merger, we will be entitled to be paid the due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Loan Amount, accruing from the period beginning on December 1, 2024 and ending on the effective date of the Merger. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of us. On February 27, 2025, we announced that we had entered into a loan agreement with AutoMax where a $2 million loan was provided, or the Additional Loan Agreement. The loan bears an 8% annual interest rate and will be repaid in equal monthly installments of $50,000 and interest, with AutoMax retaining the option to make early repayment without penalties. The interest on the loan will be cancelled as of the consummation of the Merger Agreement and AutoMax will continue to make monthly payments towards the principal amount of the loan. As collateral, AutoMax pledged a first-ranking fixed charge on its subsidiary’s shares, in accordance with a fixed charge debenture.

On July 8, 2024, we signed a non-binding letter of intent, or the Spin-off LOI, for the spin-off of our advanced clinical stage pharmaceutical portfolio to a publicly traded company on the Toronto Stock Exchange Venture in Canada, or TSXV. Pursuant to the letter of intent, we will sell, assign, convey and transfer to Miza III Ventures Inc., or Miza, certain assets for consideration of common shares and contingent rights of Miza, based on pre-determined milestones. Following the closing of such transaction, we would hold a controlling interest in Miza, the exact percentage of which is contingent on agreeing on definitive terms between the parties. The resulting entity, in which we will hold an equity interest, will be active in both the pharmaceutical and supplement sectors. On December 16, 2024, we announced that we entered into an amendment to the Spin-off LOI, solely to extend the deadline to enter into definitive agreements by no later than March 31, 2025, which was extended from July 31, 2024, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than April 30, 2025, which was extended from October 31, 2024. On March 31, 2025, we announced that we entered into a second amendment to the Spin-off LOI solely to extend again the deadline to close the proposed transaction to no later than June 30, 2025.

Completion of the transactions contemplated by the Merger Agreement, the Spin-off LOI or any other potential restructuring plans or transactions in addition to the possible listing of NewCo on a stock exchange, may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from its board of directors and shareholders and satisfaction of any closing conditions to effectuate such corporate restructuring.

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

The exercise of outstanding warrants or conversion of outstanding convertible securities will cause significant dilution to holders of our equity securities and could adversely affect the price of our Ordinary Shares.

As of April 23, 2025, holders of warrants (including pre-funded warrants) may exercise their warrants into up to 3,993,375 Ordinary Shares. In the event that such warrants are exercised in full, the ownership interest of existing holders of our equity securities will be diluted and may have a negative effect on the trading price of our Ordinary Shares. On February 25, 2025, we also sold and issued to certain investors convertible debentures which are convertible into Ordinary Shares at a purchase price equal to 95% of the subscription amount. In the event such convertible debentures are converted into Ordinary Shares, the ownership interest of existing holders of our equity securities will also be diluted and may have a negative effect on the trading price of our Ordinary Shares.

The market price of our securities may be highly volatile, and you may not be able to resell your Ordinary Shares at or above the price you paid.

The market price of our Ordinary Shares is volatile. Our Ordinary Share price is and will continue to be subject to wide fluctuations in response to a variety of factors, including the following:

●	adverse results or delays in preclinical studies or clinical trials;

●	reports of adverse events in our product candidates or clinical trial failures of our product candidates;

●	inability to obtain additional funding;

●	any delay in filing a regulatory submission for any of our product or product candidates and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the FDA or European or Asian authorities;

●	failure to successfully develop and commercialize our products or product candidates;

●	failure to enter into strategic collaborations or failure to successfully integrate acquisitions we have made;

●	failure by us or strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;

●	changes in laws or regulations applicable to future products;

●	inability to scale up our manufacturing capabilities through third-party manufacturers, inability to obtain adequate product supply for our products or the inability to do so at acceptable prices;

●	introduction of new products or technologies by our competitors;

●	failure to meet or exceed financial projections we may provide to the public;

●	failures or delays in our intended Restructuring Plan;

●	failure to meet or exceed the financial expectations of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by our competitors;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our platform technologies, technologies, products or product candidates;

●	additions or departures of key scientific or management personnel;

●	significant lawsuits, including patent or shareholder litigation;

●	changes in the market valuations of similar companies;

●	changes in general conditions in the economy and the financial markets in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front conflict Israel faces;

●	sales of our securities by us or our shareholders in the future; and

●	trading volumes of our securities.

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

Our warrants and pre-funded warrants only represent the right to acquire Ordinary Shares at a fixed price, and in the case of the warrants, for a limited period of time. Specifically, holders of the warrants and pre-funded warrants that we issued in private placements in March 2020, March 2021, June 2022 and October 2023 and in our November 2020 and August 2023 public offerings may exercise their right to acquire Ordinary Shares and pay an exercise price per Ordinary Shares (in the case of the pre-funded warrants, $0.001 to $0.026 per Ordinary Share and in the case of other warrants, ranging from $68.38 to $637.00 per Ordinary Share), subject to adjustment upon certain events, within five years from their date of issuance, with the exception of the June 2022 warrants, which will expire seven years from the date of issuance.

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

In addition, on July 26, 2024, we received the Notice from Nasdaq indicating that we are not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until January 12, 2025. On January 14, 2025, we received an additional written notice from Nasdaq indicating that we had been granted, per our request, an additional 180-day compliance period, or until July 14, 2025, to regain compliance with the minimum bid price requirement. There is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules and no assurance can be given that we will remain eligible to be listed on Nasdaq.

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

Regardless of whether or not there is merit to the claims underlying any legal proceedings to which we are subject, and regardless of whether we are found as a result of such proceedings to have violated any applicable laws, such proceedings can be expensive to defend or respond to, and could result in substantial costs and diversion of management’s attention and resources, which could harm our business, and potentially could cause substantial and irreparable harm to our public reputation. For example, on May 2, 2023, Capital Point Ltd., or Capital Point, filed a lawsuit in the Tel Aviv-Jaffa District Court against us as the sole defendant in connection with the warrant we issued to Capital Point pursuant to a joint venture transaction entered into on May 15, 2020 by and between us, Capital Point and Evero Health Ltd. one of our subsidiaries. The lawsuit includes allegations of breaches of contract under the Israeli Contracts Law (General Part), 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches under the Israeli Torts Ordinance (New Version), 1968. The lawsuit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the lawsuit, liquidated damages according to the provisions set forth in the warrant, and seeks as well for the court to order a mandatory injunction order for us to issue a warrant to Capital Point to purchase $340,000 of our ordinary shares, the return of any unlawful profits received by us and punitive damages. As of April 23, 2025, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd. As of April 23, 2025, we cannot predict the likelihood of our success in the lawsuit. If we do not prevail in such lawsuit, our results of operations and reputation could be adversely affected.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares if we are or were to become a PFIC.

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we would be deemed a PFIC for 2025. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See Item 10.E. “Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Companies” for additional information.

Risks Related to Israeli Law and Our Operations in Israel

We conduct our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations and Israel’s war against them, may affect our operations.

We are incorporated under Israeli law, and many of our employees, including our Chief Executive Officer and our Chief Financial Officer, and other senior members of our management team, operate from our headquarters located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), these agreements failed to be upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. For example, our SCI-210 ASD clinical trial at Soroka Medical Center was delayed by three months. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. None of our employees have been called to active military duty as of April 23, 2025. The absence of our employees due to any future military service may materially and adversely affect our ability to conduct our operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations

Prior to the war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, the reaction to such changes may have an adverse effect on our business, our results of operations, and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

We received Israeli government grants for certain of our past research and development activities and programs, some of which we sold or are in the process of selling. The terms of such grants may require us, in the future, to pay royalties and to satisfy specific conditions if and to the extent we generate revenues from the know-how funded with these grants. We may be required to pay penalties in addition to payment of the royalties.

Our research and development efforts with respect to some of our past activities, which was focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s disease, which we sold in March 2015, and our Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which in part was returned and re-assigned to Hadasit Medical Research Services & Development Ltd., or Hadasit, and in part is still in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of December 31, 2024, we had received the aggregate amount of approximately $1.1 million from the IIA for the development of our abovementioned technologies. As of December 31, 2024, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1.1 million including interest. With respect to such grants, we are committed to pay royalties up to $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, or the Innovation Law, and related regulations, as amended, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

Under the Innovation Law and the regulations thereunder, a recipient of IIA grants is required to return the grants by the payment of royalties of 3% to 5% on the revenues generated from the sale of products (and related services) developed (in whole or in part) under an IIA program up to the total amount of the grants received from IIA plus the relevant interest rate, if any. Under IIA regulations, grants received before June 30, 2017, bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, shall bear the higher rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Risks Related to AutoMax’s Business and Operations

A decline in available financing may adversely affect AutoMax’s business.

Many of AutoMax’s customers finance their vehicle purchase. As the credit markets have historically experienced volatility and disruption, such downturns could adversely affect the credit market and affect AutoMax clients’ ability to secure the required financing. A part of AutoMax’s success is subject to the availability of affordable financing.

Additionally, AutoMax has non-guaranteed credit lines from four banking corporations, which aggregated to approximately NIS 175.5 million (approximately $48.12 million) for the year ended December 31, 2024, of which it had utilized approximately NIS 170.5 million (approximately $46.75 million). These credit lines bear interest rates that vary between prime +0.5% and prime +2.25%. If the financial market or the banking system deteriorates, AutoMax’s ability to obtain additional financing may be affected. Such a decline in available financing could have an adverse effect on its business, operations, and financial results.

AutoMax signed certain indemnification clauses within asset and share purchase agreements, as part of the sale of its digital media operations between the years 2017 and 2019, and if such indemnification is sought out, AutoMax’s results of operations and financial conditions could be adversely impacted.

Between the years 2017 and 2019, AutoMax sold its digital media and advertising operations to various third parties. As part of such sales, AutoMax has agreed to identify the buyers in case of a breach of representations provided by AutoMax. While AutoMax estimates that there is a low probability it will be required to indemnify any such purchasers, any such indemnification could adversely impact its financial condition and results of operations.

Failure to renew AutoMax permits and licenses or their revocation could materially adversely affect its business, results of operations, financial condition and cash flows.

AutoMax’s subsidiary, Global AutoMax, operates in accordance with and subject to the permits and licenses granted to it for the purpose and within the framework of its activity as a parallel importer. The main licenses used for the AutoMax operations are in accordance with the Vehicle Services Licensing Law, Licensing Regulations for Services and Professions in the Automotive Industry (Vehicle Import and Marketing and Vehicle Trade), 5775-2016, or the Vehicle Services Licensing Law. Since its inception, Global AutoMax was granted the required permits and licenses, and these were extended, from time to time, new permits were obtained when required. However, failure to meet certain criteria as detailed in the Vehicle Services Licensing Law may lead to such permits and licenses being suspended or not eligible for renewal and/or extensions. Furthermore, such permits could be suspended or revoked until the required conditions are met. There are currently pending legal proceedings against AutoMax that could, among other things, impede on its ability to renew or obtain new licenses. Cancellation, conditioning, limitation or non-renewal of any of the AutoMax licenses, due to the aforementioned reasons or for any other reason, may have an effect on its activities and business results.

AutoMax’s ability to import and sell vehicles depends in large part on agreements with suppliers and, therefore, any disruption or deterioration in its relationship with such suppliers could impact its business.

AutoMax purchases its vehicles and components from a limited number of suppliers. Disruption or termination of these sources could occur (due to several factors, including, but not limited to, supplier capacity limitations, bankruptcy, acts of war, terrorism, fire, earthquake). Good relationships with such suppliers are important for AutoMax’s business prospects. If AutoMax’s relationship with its suppliers were to deteriorate, or if its suppliers fail to supply vehicles, its business, financial condition, commercialization and results of operations could be materially adversely affected.

In recent years, as a result of difficulties faced by major vehicle manufacturers, there has been an increase in consolidation of activities and mergers and acquisitions in the automotive industry, as well as collaborations between vehicle manufacturers. The acquisition of a major supplier by a larger group may lead to cancellation or non-renewal of franchise agreements, and concentration of the import of brands to Israel under one importer.

AutoMax’s success depends greatly on its ability to retain and/or recruit suppliers who will provide it with a vehicle inventory, in the scope that will enable AutoMax to remain competitive in the marketing of vehicles to its customers in Israel.

Exchange rate fluctuations between the U.S, dollar, Euro and the New Israeli Shekel currencies may negatively affect AutoMax’s earnings.

As a result of the international nature of AutoMax’s business, it is exposed to risks associated with changes in foreign currency exchange rates. Substantially all its cost of purchases are either in U.S. dollars or Euros while the majority of its revenues and AutoMax’s management, marketing, sales and research and development costs are in NIS. AutoMax is therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates, which may be significant and may also cause fluctuations in reported financial information that are not necessarily related to its operating results.

Increases in interest rates could materially adversely affect AutoMax’s business, financial condition, and results of operations.

The recent inflation, geopolitical issues, increase in energy costs, increases in interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Furthermore, as interest rates are reaching historically high records, it could impede AutoMax’s ability to obtain financing or comply with its existing credit lines if the banks. Such changes, and their impact on the global macro-economic environment, can impact AutoMax’s business, operating results, and financial condition. Furthermore, as the majority of the customers require financing to purchase vehicles, such increase in interest rates could make it less appealing and/or more difficult to purchase vehicles and thus decrease sales, which could adversely affect AutoMax’s business, financial condition and results of operations.

Import product restrictions may impair AutoMax’s ability to sell vehicles or parts profitably.

Many of the spare or replacement parts AutoMax installs in its vehicles are manufactured outside of Israel. As a result, the AutoMax business is sensitive to customary risks of importing merchandise, such as import duties, trade regulations and restrictions, transportation costs, unforeseeable disasters, work stoppages, exchange rates, and general political conditions in other countries. Changes in trade policies could limit AutoMax’s ability to import vehicles and/or its ability to purchase vehicles and/or parts at reasonable prices. Such restrictions could additionally limit AutoMax’s ability to provide servicing for vehicles and decrease its sales and/or marketability for customers.

In addition, any inability to receive the required approvals to import its vehicles or any disputes or disagreements with officials regarding the import duties, tariffs, or similar matters, could adversely affect AutoMax’s ability to import vehicles into Israel as well as impact its profit margins.

AutoMax is subject to various legal proceedings. If the outcomes of these proceedings are adverse to AutoMax, it could have a material adverse effect on its business, results of operations and financial condition.

From time to time, AutoMax or its subsidiaries may be party to legal proceedings and claims in the ordinary course of business. While the outcomes of these matters cannot be predicted with certainty, AutoMax does not believe they will have a material effect on its consolidated financial position, results of operations, or cash flows.

There are currently two pending legal proceedings against AutoMax, certain beneficial owners as well as officers of AutoMax and its subsidiaries, which AutoMax considers material to its business.

On August 5, 2021, the Tel Aviv District Attorney’s Office filed an indictment against Global AutoMax, Haim Levy Trade-In Ltd., and the following beneficial owners and officers: Daniel Levy, CEO of AutoMax; Yinon Amit, Chief Business Officer of AutoMax; and Haim Levy, Trade and Procurement Officer of AutoMax and the son of Daniel Levy, or together the Officers, together with Global AutoMax and Haim Levy Trade-In, the Defendants. Pursuant to the indictment:

●	Global AutoMax was accused of committing forgery offenses according to the Penal Law, fraud under the Penal Law, smuggling according to the Customs Ordinance [new version] and money laundering offenses, according to the Money Laundering Prohibition Law.

●	Haim Levy Trade In was accused of committing forgery offences under the Penal Law, fraud under the Penal Law, smuggling under the Customs Ordinance, tax and customs violations under the Customs Ordinance [new version], Value Added Tax Law and the Purchase Tax Law (Goods and Services), and money laundering offenses according to the Prohibition of Money Laundering Law and the Penal Law.

●	The Officers were accused of forgery offences under the Penal Law, fraud under the Penal Law, smuggling under the Customs Ordinance, and money laundering offenses according to the Prohibition of Money Laundering Law and the Penal Law.

The preliminary hearings were completed, and the evidence trials began in March 2023 for each of the Defendants. AutoMax denies the claims against Global AutoMax.

We were informed that AutoMax believes, based on the position taken by its legal counsel on this matter, that Global AutoMax has strong claims in order to deal with the allegations in the indictment. Furthermore, based on information received from its legal counsel, in the event of a conviction against Global AutoMax, the penal sanctions would consist of a monetary fine, and if convicted of money laundering there could be repossessions. In addition, AutoMax could be exposed to an administrative procedure on behalf of the Israeli Ministry of Transportation and Road Safety, or the Ministry of Transportation. Subject to Section 8 of the Vehicle Services Licensing Law, the Deputy Director General has the authority to refuse granting a license or the renewal of a license, if the applicant has been convicted of a criminal offense that, due to its nature, severity, or circumstance the applicant is not deemed fit to provide vehicle services or to provide services in the automotive field for which the application was submitted. The Deputy Director General has the same authority in the event an indictment was filed, even if a final verdict has not yet been reached. Furthermore, under Section 10(a)(7) of the Vehicle Services Licensing Law, the Deputy Director General can revoke or suspend a license until the licensee complies with the conditions put in place.

An additional lawsuit was filed on September 29, 2022, with the District Court in Tel Aviv in the form of a request for approval as a class action, or the Request, against Global AutoMax, Union Motors Ltd., or Union, Lex Motors Ltd., or Lex, Toyota Motor Corporation, or Toyota, and Denso Corporation, or Denso.

The applicant claims that the defendants, Toyota as a manufacturer of vehicles; Danso as a manufacturer of allegedly defective fuel pumps, installed in Toyota and Lexus vehicles, and are the subject of the Request. Union and Lex served as direct importers of Toyota and Lexus vehicles in Israel. Global AutoMax served as a parallel importer of Toyota vehicles in Israel, and Global AutoMax imported the applicant’s vehicle to Israel. The applicant claims that each of Lex, Union and Global AutoMax breached their obligations towards the group represented in the class action, inter alia, producing and/or importing and/or marketing and/or selling vehicles in which a defective fuel pump was installed, refraining from performing a service recall on all vehicles in which defective pumps were installed, avoided bearing the costs of damages caused by the defective fuel pumps and the service recall, etc.

This, according to the applicant, is in breach of the defendants’ obligations according to the Liability for Defective Products Law, 5740-1980, the Sales Law, 5728-1968, the Contracts Law (General Part), 5733-1973, the Licensing of Services and Professions in the Automotive Industry Law, 5776-2016 and other laws.

The applicant estimates the total damages for all members of the claim exceed an aggregate of NIS 2.5 million (approximately $691,000), and as such that cannot be estimated by him.

In November 2023, Global AutoMax submitted a reply to the Request, in which Global AutoMax rejected all of the applicant’s claims in the Request. In February 2024, the applicant submitted a reply to the respondents’ reply to the Request. A preliminary hearing is scheduled for July 2025.

While AutoMax cannot accurately predict the outcome of this proceeding, it does not believe the claims are substantial and estimate the exposure with respect to such claim is likely immaterial.

AutoMax is dependent on its management team and professional personnel, and its business could be harmed if it is unable to attract and retain personnel necessary for its success.

AutoMax’s success depends highly on its ability to attract and retain skilled, professional personnel, consultants, and contractors. The departure of highly skilled professional personnel, in particular, any particular key management personnel, could have an adverse impact on AutoMax’s operations and ability to execute its growth plan.

AutoMax’s efforts to retain and attract professional personnel may also result in significant additional expenses, which could adversely affect its profitability. There can be no assurance that professional personnel will continue to be employed or that AutoMax will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on AutoMax’s business, financial conditions and results of operations.

AutoMax’s business is sensitive to changes in the prices of new and used vehicles.

AutoMax’s business is sensitive to various changes, specifically to changes in the prices of new and used vehicles. A decrease in the prices of new or used vehicles, due to a reduction in import taxes or a reduced tax for purchasing vehicles could reduce its profit margins. For example, following an update of the Pollution Regulations and the Procedure for Testing Pollutants in Vehicles in the European Union (WLTP) the Israeli green taxation formula was updated. Pursuant to such updated taxation formula, the tax benefits in relation to vehicles with a low polluting level and set tax benefit limits, are gradually decreasing, which causes an increase in the prices of the vehicles that benefited from the purchase tax. For example, on January 1, 2023, the purchase tax on hybrid vehicles increased from 40% in 2022 to 50%, while the limit of the tax benefit was reduced from NIS 40,000 (approximately $11,055) in 2021 to NIS 30,000. The purchase tax on electric vehicles was doubled from 10% in 2022 to 20% in 2023, while the limit of the tax benefit was reduced from NIS 75,000 (approximately $20,730) in 2021 to NIS 60,000 (approximately $16,583) in 2022. On January 1, 2024, the purchase tax on hybrid and plug-in cars increased to 83% and the tax benefit limit was cancelled, and the purchase tax on electric cars increased to 35% and the tax benefit limit was reduced to NIS 50,000. As of the date of this Annual Report, the purchase tax on electric vehicles is 45% and the tax benefit is NIS 35,000.

AutoMax operates in Israel, and prices AutoMax sets are denominated in NIS. Any depreciation of the NIS against foreign currencies in which AutoMax purchases vehicles from manufactures and the reduction of the price of the vehicles by the manufactures or the importers for other reasons may adversely affect the value of the vehicles important and marketed by AutoMax. AutoMax has a policy in place to reduce exchange risk, which includes both financial protections and options to import the same vehicle models from different suppliers in different currencies.

These factors could lead to a decrease in the value of AutoMax’s inventory, and a decrease in AutoMax’s sales, which could adversely affect AutoMax’s business, sales, and results of operations.

AutoMax’s business and operations face many risks inherent to international trade, and its location in Israel including the ongoing interplay of the Israel – Hamas war, may exacerbate the import process, which is material to the success of AutoMax’s business and operations.

AutoMax imports, distributes and sells vehicles in Israel, and all the vehicles AutoMax sells are manufactured outside of Israel. While AutoMax manages its inventory of vehicles and spare parts in a manner that allows AutoMax to provide a rapid response to its customers’ needs, AutoMax’s business remains sensitive to customary risks of importing merchandise, such as currency fluctuations, import duties, trade regulations and restrictions, transportation costs, unforeseeable disasters, work stoppages, exchange rates, and general political conditions in other countries. Changes in trade policies could limit AutoMax’s ability to import vehicles and/or its ability to purchase vehicles and/or parts at reasonable prices.

Disruptions to the maritime route in the Red Sea may adversely affect AutoMax’s business.

The Red Sea is a vital maritime route for international trade traveling to or from Israel. Following Hamas’ attack on Israel and the Israeli security cabinet’s declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businesses or persons. As a result of such disruptions, and in order to mitigate continued economic harm, suppliers have changed routes from Europe to the Middle East, and, as a result, AutoMax has experienced, and may continue to experience in the future, delays in vehicle deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. All of these factors have had and may continue to have an effect on AutoMax, which is substantially reliant on its ability to import and sell vehicles, and such delays and increased costs could have an impact on AutoMax’s inventory which may prevent AutoMax from supplying vehicles in a timely fashion to purchasers and/or impede AutoMax’s ability to replenish its inventory based on consumer trends. Such delays in supplying vehicles could result in purchasers cancelling orders, which could have a negative effect on AutoMax’s results of operation. Furthermore, such increase in costs could impact AutoMax’s ability to sell vehicles at competitive prices, which could materially affect its financial results and operations. Additionally, some of the main maritime companies have announced they will no longer plan routes to Israel, until such time as it is safe, which could impede on AutoMax’s ability to import vehicles, and as a result could have a material adverse effect on its business and financial results. The risk of ongoing supply disruptions may further result in delayed deliveries of AutoMax’s products.

Turkey’s trade embargo on Israel may adversely affect AutoMax’s business.

In May 2024, the Turkish Trade Ministry announced an embargo on trade between Turkey and Israel, which restricts the export of goods from Turkey to Israel and the import of products from Israel to Turkey, or the Embargo. The Embargo could have a short-term impact on the supply of vehicles and on the prices of logistics and transportation of vehicles to Israel. As a result of the Embargo, AutoMax may experience delays in vehicle deliveries, extended lead times, increased cost of freight, and increased insurance costs. All of these factors have had and may continue to have an effect on AutoMax, which is substantially reliant on its ability to import and sell vehicles, and such delays and increased costs could have an impact on AutoMax’s inventory, which may in turn prevent AutoMax from supplying vehicles in a timely fashion to purchasers or impede AutoMax’s ability to replenish its inventory based on consumer trends. Such delays in supplying vehicles could result in purchasers cancelling orders, which could have a negative effect on AutoMax’s results of operations. As of April 23, 2025, the Embargo remains ongoing.

Macroeconomic factors such as fluctuation in vehicle prices, fuel prices, supply chain disruptions, and vehicle-related technology advancements could have an adverse effect on AutoMax’s revenues and operating results.

Macroeconomic factors that affect oil prices and the automobile and commodity markets can have adverse effects on AutoMax’s revenues, revenue growth rates (if any), and operating results. Significant increases in the cost of fuel could lead to a reduction in miles driven per car and a reduction in accident rates. A material reduction in accident rates, whether due to, among other things, a reduction in miles driven per car, vehicle-related technological advances such as accident avoidance systems and, to the extent widely adopted, the advent of autonomous vehicles, could have a material impact on revenue growth. Similarly, a reduction in total loss frequency rates, due to among other things, sharp increases in used car prices that make it less economical for insurance company sellers to declare a vehicle involved in an accident a total loss, could also have a material impact on revenue growth. In addition, under the AutoMax Percentage Incentive Program contracts, or PIP, the cost of transporting the vehicle to one of AutoMax’s facilities is included in the PIP fee. AutoMax may incur increased fees, which it may not be able to pass on to its vehicle sellers. A material increase in transportation rates could have a material impact on AutoMax’s operating results. Volatility in fuel, commodity, and used car prices could have a material adverse effect on its revenues and revenue growth rates in future periods.

Conditions in Israel, including the ongoing war between Israel and Hamas, and other conflicts in the region, may adversely affect AutoMax’s operations and limit its ability to market its products, which would lead to a decrease in revenues.

AutoMax is incorporated under the laws of the State of Israel, and its employees, including management members, operate from their headquarters that are located in Jerusalem, Israel. In addition, all its officers and directors are residents of Israel. Accordingly, AutoMax’s business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and most recently with Iran. As a result of the war, operations at two of AutoMax’s branch locations were closed permanently.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on AutoMax’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies, which may have a material adverse effect on AutoMax and its ability to effectively conduct its operations. As many of AutoMax’s customers purchase their vehicles through credit financing, an adverse material effect on Israel’s economy could impact the ability to obtain such credit financing on favorable terms, which in turn could lead to a decrease in AutoMax sales.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of April 23, 2025, none of AutoMax’s current employees have been called to active military duty. AutoMax also relies on service providers located in Israel and has entered into certain agreements with Israeli counterparties. AutoMax’s employees and consultants in Israel, in addition to employees of AutoMax’s service providers located in Israel, may be called for service in the current or future wars or other armed conflicts with Hamas and others, and such persons may be absent for an extended period of time. As a result, its operations may be disrupted by such absences, which disruption may materially and adversely affect its business and results of operations. Additionally, the absence of employees of AutoMax’s Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect its ability to deliver or provide products and services to customers.

In the event that AutoMax’s facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt its ongoing operations, its ability to deliver or provide products and services in a timely manner to meet AutoMax’s contractual obligations towards customers and vendors could be materially and adversely affected. AutoMax’s commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, AutoMax cannot assure you that such government coverage will be maintained or that it will sufficiently cover its potential damages. Any losses or damages incurred by AutoMax could have a material adverse effect on its business.

AutoMax is a holding company and as a result are dependent on its operating subsidiaries to generate sufficient cash to fund its ongoing operations.

The continuation of AutoMax’s activities depends on its operating subsidiaries’ ability to generate sufficient cash and raise additional financial sources in order to develop its activities. The loss of operations or not sufficient operations of its subsidiaries could have a material adverse effect on its business, sales and results of operations. There is no certainty that AutoMax will succeed in raising funds in the required amount, or at all.

AutoMax’s business is sensitive to changes in consumer preferences and global trends in the automotive industry.

AutoMax may be affected by various global trends and/or events in the environment in which it operates, on which AutoMax has no ability to influence, which in turn may affect its operating results. The vehicle manufacturing industry has been characterized in recent years by significant technological progress, especially in the fields of vehicles driven by alternative energy sources and autonomous vehicles.

In addition, there is a noticeable increase in the cooperative economy trend and a trend of decreasing the environmental damages caused by the use of vehicles, which are expressed, inter alia, by increase in demand for the use of electric and hybrid vehicles, by the development of new models of vehicle’ sharing, by short-term vehicle rentals, in a pay-as-you-go model, and by shared travels. Alongside this, major cities in Europe are promoting processes intended to reduce and even limit completely the entrance of polluting vehicles into the cities. This trend has recently expanded to Israel, as part of which, restrictions were imposed on the entry of polluting vehicles into Jerusalem and Haifa, and potentially in other cities.

The developments described above may create uncertainty in the long term regarding the motorization level as well as the growth rate of the vehicle manufacturing industry in which manufacturers whose vehicles AutoMax imports are operating, as well as reducing, in the long term, the demand for car ownership, which in turn may influence AutoMax’s activity and affect AutoMax’s business results.

AutoMax may experience credit default or losses if AutoMax’s customers default from the financing it provides.

As for the date of the report, through certain subsidiaries, AutoMax provides its corporate customers with credit lines in low volumes (by way of payment in installments). However, as is customary in the automotive industry, it is possible that according to AutoMax’s management decision, sales made to its corporate customers will be partially made on credit. In such cases, AutoMax may be exposed to the risk that these customers will not meet their obligations to repay the full amount of the loan made available to them for the purpose of purchasing the vehicles. As of April 23, 2025, these credit lines are in volumes which are immaterial to AutoMax.

AutoMax’s operations are subject to a wide range of governmental regulations and laws. Its failure to comply with or any changes to these regulations and laws, could adversely affect AutoMax’s business, sales, results of operations and financial condition.

AutoMax operates in a highly regulated industry, and it is subject to various local laws and regulations. Additionally, the automotive industry in Israel is characterized by vast regulation and strict regulatory requirements, including the standardization requirements, which may affect AutoMax’s expenditures and its operational results. Changes in regulatory arrangements that apply to the automotive industry, such as changes in government taxation policy, changes in the policy regarding the classification of vehicles as private or commercial for tax purposes or changes in the policy regarding the value of use of a personal vehicle provided by the employer for the use of the employee, or changes in the standards of vehicles permitted to be imported into Israel, may, in AutoMax’s estimation, lead to changes in demand for various types of vehicles, and affect in the long term the results of its activity. In addition, regulatory changes introduced following the recommendations of the Committee for the Increase of Competitiveness, as well as changes in the legal provisions that will completely remove or ease the barriers to entry into the industry, will allow the entry of additional parallel importers, increase competition and, as a result, may cause a decrease in AutoMax’s revenues and profitability.

AutoMax operates in a highly competitive industry. Failure to develop and execute strategies to remain a preferred importer and seller of vehicles and to adapt to the increasing use of digital and online tools to market, buy, sell, lease and finance vehicles could adversely affect its business, sales and results of operations.

The automotive imports industry is highly competitive, including publicly and privately owned car importers, which import the same vehicle brands in a variety of models. The value chain in the automotive industry includes international vehicle manufactures and importers. There are approximately 25 official import groups in Israel, representing various manufactures, and responsible for approximately 97% of the automotive imports to Israel. In addition, there are a few dozen parallel importers, who are collectively responsible for approximately 3% of the imports. AutoMax’s competition is dynamic and changes annually based on the selection of vehicles its choses to import and hold in inventory for that year. AutoMax’s selection of product lineup is done annually and determined by a comprehensive analysis of various factors, including vehicle availability in the importing country, local market demand, tax advantages, currency exchange rates, and other relevant factors. Certain of AutoMax’s competitors have access to more capital than it, which may provide them with an advantage in forging relationships or providing customers with more competitive prices. Certain car dealers leverage relationships with vehicle manufacturers to sell used cars as “certified pre-owned”, which could provide such competitors with an advantage over AutoMax.

Additionally, competitors are shifting more focus to online sales, as this is becoming a consumer trend. While AutoMax currently provides online sale services, there is no guarantee it will be successful in transitioning to online tools, for buying, selling, leasing and financing vehicles which could adversely affect its business, sales and results of operations.

AutoMax’s agreement with Al Damani is conditioned upon receiving the required regulatory approvals.

AutoMax’s strategic agreements with Al Damani New Motor Vehicles Trading LLC, or Al Damani, is contingent on obtaining necessary regulatory approvals, which have not yet been fully secured. These approvals are crucial for importing and distributing vehicles in Israel. Delays or failures in securing these approvals could adversely impact AutoMax’s revenues, market expansion, and competitive position.

On March 13, 2023, Dalhom AutoMax Ltd., or Dalhom AutoMax, entered into a direct import agreement with Al Damani, a United Arab Emirates manufacturer, to import, distribute, sale and market fully electric Al Damani vehicles in Israel. Dalhom AutoMax’s obligations under such direct importer agreement are conditional on receiving the required regulatory approvals from the Ministry of Transportation for the import of vehicles manufacturer by Al Damani to Israel, which have not yet been granted as of April 23, 2025.

The failure to secure these regulatory approvals could delay or prevent the importation and sale of Al Damani vehicles in Israel, which in turn may negatively impact AutoMax’s revenue and plans. Additionally, any changes in regulatory requirements or delays in the approval process could increase AutoMax’s operational costs and affect its competitive position in the market, which could adversely affect its business, sales and results of operations.

New laws, regulations, or governmental policies in response to climate change, including fuel economy and greenhouse gas emission standards, or changes to existing standards, could adversely impact AutoMax’s business, results of operations, financial condition, cash flow, and prospects.

AutoMax is subject to a variety of local laws and regulations that pertain to the environment. Its business involves the use, handling and disposal of hazardous materials and wastes, including motor oil, gasoline, solvents, lubricants, paints and substances. AutoMax is subject to compliance with regulations concerning, among other things, the operation of underground and above-ground gasoline storage tanks, gasoline dispensing equipment, above-ground oil tanks and automotive paint booths.

The Clean Air Law, 5768-2008, or the Clean Air Law, authorizes the Israeli Minister of Environmental Protection, or the Minister to set provisions regarding the prevention and reduction of air pollution from mobile emission sources, in accordance with values commonly accepted in the developed countries of the world. The Clean Air Law determines that a person shall not sell, import or market a mobile emission source, except in accordance with the provisions set by the Minister. This law also states that it is mandatory to include the degree of air pollution of the vehicle and data regarding the fuel consumption of the vehicle in any new vehicle’ advertisement, as part of the advertisement itself; and, in addition, said data must be displayed by any entity engaged in the business of selling and marketing new vehicles within its premises. Similar provisions were established as part of the Clean Air Regulations (disclosure of air pollution data from a motor vehicle in an advertisement), 5769-2009, as well.

To the best of AutoMax’s understanding, it complies with the provisions of the Clean Air Law and the regulations established by virtue thereof and includes the required data in its publications. In addition, the Clean Air Regulations (air pollution from vehicles), 5772-2012 determines what constitutes unreasonable air pollution from a vehicle and regulates the obligation to carry out an air pollution test for a vehicle before registering it, issuing a license, and renewing it. It should be noted that new vehicles imported to Israel undergo inspections to verify their suitability for delivery and registration.

In addition, there is a noticeable increase in the cooperative economy trend and a trend of decreasing the environmental damages caused by the use of vehicles, which are expressed, inter alia, by increase in demand for the use of electric and hybrid vehicles, by the development of new models of vehicle’ sharing, by short-term vehicle rentals, in a pay-as-you-go model, and by shared travels. Alongside this, major cities in Europe are promoting processes intended to reduce and even limit completely the entrance of polluting vehicles into the cities. This trend has recently expanded to Israel, as part of which, restrictions were imposed on the entry of polluting vehicles into Jerusalem and Haifa, and potentially, in other cities. The developments described above may create uncertainty in the long term regarding the motorization level as well as the growth rate of the vehicle manufacturing industry in which manufacturers whose vehicles AutoMax imports are operating, as well as reducing, in the long term, the demand for car ownership, and thus influence AutoMax’s activity.

Failure to maintain the security and functionality of AutoMax’s information systems, or to defend against or otherwise prevent a cybersecurity attack or data breach, could adversely affect its business, financial position, results of operations and liquidity.

AutoMax’s activities are linked by information systems, including telecommunications, the internet, network communications, emails and various computer hardware and software applications. As such, it could suffer damage to the aforementioned communication systems. In the current environment, there are numerous and evolving risks with regards to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. While AutoMax implements various measures to minimize and even prevent these risks, including having a detailed action policy, it cannot guarantee no cyber-attack may be carried out. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, sub-contractors, agents, distributors or others to disclose information or unwittingly provide access to systems or data.

Although AutoMax has invested in measures to reduce these risks, it can provide no assurance that its current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The cost and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex, and sophisticated global cyber threats.

Despite its best efforts, AutoMax is not fully insulated from data breaches and system disruptions and, accordingly, it has experienced and expects to continue to experience actual or attempted cyberattacks of its IT networks. To the best of AutoMax’s knowledge, no cybersecurity incidents were detected. Although no attempted cyberattacks has had a material adverse effect on its operations or financial condition thus far, AutoMax cannot guarantee that any such incidents will not have a material adverse effect on AutoMax’s operations or financial condition in the future.

As such, its tools and servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the AutoMax computer systems and tools located at its facility, at cloud services or at customer sites, or could be subject to system failures or malfunctions for other reasons. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of AutoMax’s systems and networks and the confidentiality, availability and integrity of AutoMax’s data or customer data. Cybersecurity attacks could also include attacks targeting the security, integrity and/or reliability of the hardware and software installed in its products. System failures or malfunctioning could disrupt AutoMax’s operations and its ability to timely and accurately process and report key components of its financial results.

Environmental, social and corporate governance, or ESG issues, including those related to climate change and sustainability, may have an adverse effect on AutoMax’s business, financial condition and results of operations and damage AutoMax’s reputation.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related information and disclosures as they increasingly incorporate ESG criteria in making investment and voting decisions. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on AutoMax’s business, financial condition or results of operations. If AutoMax’s ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, AutoMax may be subject to investor or regulator engagement regarding such matters.

In March 2024, the SEC published climate disclosure rules, subject to which we, upon consummation of the Merger, would be required to disclose certain climate-related information such as governance of climate-related risks and relevant risk management processes, among other things. While the final rules have yet to be implemented and are subject to ongoing litigation, AutoMax cannot predict the ultimate scope and impact these rules will have on AutoMax’s business. If the SEC’s climate disclosure rules are implemented, they would likely result in additional legal, accounting and financial compliance and increased general and administrative expenses. Moreover, this could result in increased management time and attention to ensure AutoMax are compliant with the regulations and expectations.

Changes in local or foreign tax laws, changing interpretations of existing tax laws, or adverse determinations by tax authorities could increase AutoMax’s tax burden or otherwise adversely affect its results of operations, and financial condition.

A certain degree of judgment is required in evaluating its tax positions and determining its provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As AutoMax operates in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for tax authorities in different countries to have conflicting views. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the work being carried out by the OECD on base erosion and profit shifting as a response to increasing globalization of trade could result in changes in tax treaties or the introduction of new legislation that could impose an additional tax on businesses. As a result of changes to laws or interpretations, AutoMax’s tax positions could be challenged, and its income tax expenses could increase in the future.

There can be no assurance that its effective tax rate for the year ended December 31, 2024 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the jurisdictions in which AutoMax operates. Any changes in tax laws could have an adverse impact on its financial results.

AutoMax’s business is subject to a variety of local and international laws regarding privacy and data protection obligations.

AutoMax collects, uses, maintains and otherwise processes certain data about clients, suppliers, candidates and employees. AutoMax’s ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection, including the Israeli Privacy Protection Law, 5741-1981, or the Privacy Law. AutoMax implements measures for the purpose of adapting the relevant aspects of its activity to the provisions applicable subject to the Privacy Protection Law and the regulations enacted by virtue thereof, and for this purpose it contracted with a company that manages its information security and privacy protection aspects.

AutoMax may not be able to satisfy its debt obligations upon the occurrence of a change in control under its debt instruments or to obtain additional financing based on existing debt.

AutoMax intends to continue making investments to support its business growth and will likely require additional funds to respond to business challenges and opportunities, including the need to purchase inventory of vehicles, improve AutoMax’s operating infrastructure to support volume growth or acquire complementary businesses and technologies. Accordingly, AutoMax may need to engage in equity or debt financing to secure additional funds if its existing sources of cash and any funds generated from operations do not provide it with sufficient capital. If AutoMax raises additional funds through future issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any new equity securities AutoMax issues could have rights, preferences, and privileges superior to those of holders of its other classes of shares.

Any future debt financing that AutoMax may secure in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for AutoMax to obtain additional capital and to pursue business opportunities, including potential acquisitions. AutoMax may not be able to obtain additional financing on terms favorable to it, if at all. If AutoMax is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, AutoMax’s ability to continue to support its business growth and to respond to business challenges and opportunities could be significantly impaired, and its business may be adversely affected.

AutoMax’s collection, use, storage, disclosure, transfer and other processing of personal information, could give rise to significant costs, liabilities and other risks, including as a result of investigations, inquiries, litigation, fines, legislative and regulatory action and negative press about its privacy and data protection practices, which may harm AutoMax’s business, financial conditions, results of operations and prospects.

AutoMax’s operations are dependent on secure processing, transmission, storing on its computers and networks proprietary and confidential information. AutoMax uses various third-party storage platforms which could make it more vulnerable to such cyberattacks. Furthermore, AutoMax relies on digital technologies to process payments, both on its networks and third-party systems.

Privacy laws are ever changing and continue to create new individual privacy rights, including regulations regarding the manner in which such personal information should be handled. As part of its ongoing operations, AutoMax gathers certain personal information from customers, vendors, manufactures and others. AutoMax has invested in implementing security controls and adapting its systems, amongst others, by engaging Integrity Consulting and Risk Management (I.C.M.) Ltd., which manages information security and privacy protection within the company. However, any misuse of such information or storing it inappropriately and not adequately protecting it could lead to inquiries, litigation, fines, legislative and regulatory action against AutoMax.

In light of the stated, there is a certain dependence on the information security, backup and retrieval capabilities of those providers. In this aspect, AutoMax has a system of backups, designed to create a recovery mechanism from a situation where one backup environment cannot, for whatever reason, support the provision of services.

Provisions of Israeli law may make it easy for AutoMax’s shareholders to demand that AutoMax convenes a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of AutoMax’s management, which may disrupt AutoMax’s management’s ability to run the company.

Israeli law may allow any one or more of AutoMax’s shareholders holding, in the aggregate, at least 5% of AutoMax’s voting rights to demand that AutoMax convenes a special shareholders meeting. Also, in the event that AutoMax chooses not to convene a special shareholders meeting pursuant to such a request, Sections 64-65 of the Companies Law provide, among others, that such shareholders may independently convene a special shareholders meeting within three months (or under court’s ruling) and require AutoMax to cover the costs, within reason, and as a result thereof, AutoMax’s directors might be required to repay such costs. If AutoMax’s shareholders decide to exercise these rights in a way inconsistent with AutoMax’s management’s strategic plans, AutoMax’s management’s ability to run the company may be disrupted, and this process may entail significant costs to AutoMax.

It may be difficult to enforce a judgment of a United States court against us and AutoMax’s officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on AutoMax’s officers and directors and these experts.

AutoMax is incorporated in Israel and the company’s corporate headquarters are located in Israel. All of AutoMax’s executive officers and directors are located in Israel. All of AutoMax’s assets and most of the assets of these persons are located in Israel. Service of process upon AutoMax or the non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against AutoMax or the non-U.S. directors and executive officers may be difficult to obtain within the United States. AutoMax has been informed by AutoMax’s legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel, or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against AutoMax or AutoMax’s non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against AutoMax or AutoMax’s non-U.S. officers and directors.

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

Risks Related to the Combined Company

The combined company’s success depends on the experience and expertise of its management team and board of directors.

We are a pharmaceutical company with limited experience outside of the drug development and healthcare industries, while AutoMax is engaged in the business of importing and distributing vehicles. These are distinct and unrelated businesses requiring different operational expertise, industry knowledge, and strategic approaches. Following the Merger, we will become the parent company of AutoMax, and the two companies will operate as the combined company. AutoMax is anticipated to continue to operate its current business with its own board of directors and management; however, the management team of the combined company will be the same as our existing management team, and the combined company’s board of directors will have a minority representation from AutoMax’s management. Mr. Amitay Weiss, who is our Chairman and AutoMax’s Chairman, will be the Chairman of the combined company after the Merger and has experience in both industries, which may help facilitate the oversight of AutoMax’s operations. While the combined company’s management team has experience in the pharmaceutical industry, its experience in the automotive sector is limited and may present challenges in effectively overseeing AutoMax’s operations following the Merger. Although AutoMax is expected to retain its current management team, which possesses automotive experience, the combined company’s overall unfamiliarity with the automotive industry may impact its ability to effectively oversee and support AutoMax’s operations, and achieve the full extent of the expected benefits of the Merger. This, in turn, could adversely affect the financial performance and successful operations of the combined company.

The combined company does not anticipate paying any cash dividends on the combined company’s ordinary shares in the foreseeable future.

Neither we nor AutoMax have ever declared or paid cash dividends on their respective ordinary shares. In accordance with the Trust Deed, until the Series B Bonds are repaid in full, AutoMax will not distribute or pay any cash dividends. According to the terms of the Series B Bonds and the Trust Deed, the Series B Bonds will be due for principal repayment in four (4) unequal annual installments, which will be paid annual as of February 28, 2023 until 2026, inclusive, such that the first payment that was made on February 28, 2023 constituted 10% of the aggregate principal amount of the Series B Bonds, the second payment, that was made on February 28, 2024, constituted 15% of the aggregate principal amount of the Series B Bonds, the third payment, that was made on February 28, 2025, will constitute 30% of the aggregate principal amount of the Series B Bonds, and the fourth and final payment, due on February 28, 2026, will constitute 45% of the aggregate principal amount of the Series B Bonds. Following the closing of the Merger, the Series B Bonds will remain outstanding and subject to repayment in accordance with the terms of the Trust Deed.

Neither we nor AutoMax anticipate paying any cash dividends on the combined company’s ordinary shares in the foreseeable future. It is anticipated that the combined company will retain all available funds and any future earnings to fund the development and growth of its business. As a result, capital appreciation, if any, of the combined company’s ordinary shares will be the combined company’s shareholders’ sole source of gain for the foreseeable future.

Maintaining and improving the combined company’s financial controls and the requirements of being a public company may strain the combined company’s resources, divert management’s attention and affect its ability to attract and retain qualified board members.

As a public company, the combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and Nasdaq rules. The requirements of these rules and regulations will increase the combined company’s legal and financial compliance costs, make some activities more difficult, time-consuming or costly and place strain on its personnel, systems and resources. The Exchange Act requires, among other things, that the combined company file annual, quarterly and current reports with respect to its business and financial condition.

The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that the combined company will have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently.

We and AutoMax do not expect that the combined company will have an internal audit group, and the combined company may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to the combined company’s internal controls may require specific compliance training for the combined company’s directors, officers and employees, entail substantial costs, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of the combined company’s internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the combined company’s operating costs and could materially impair its ability to operate its business. Moreover, effective internal controls are necessary for the combined company to produce reliable financial reports and are important to help prevent fraud.

In accordance with Nasdaq rules, the combined company will be required to maintain a majority independent board of directors. The various rules and regulations applicable to public companies make it more difficult and more expensive for the combined company to maintain directors’ and officers’ liability insurance, and the combined company may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If the combined company is unable to maintain adequate directors’ and officers’ insurance, its ability to recruit and retain qualified officers and directors will be significantly curtailed.

We and AutoMax expect that the rules and regulations applicable to public companies will result in the combined company incurring substantial legal and financial compliance costs. These costs will decrease the combined company’s net income or increase its net loss and may require it to reduce costs in other areas of its business.

If securities or industry analysts do not publish research or publish unfavorable research about the combined company’s business, its share price and trading volume could decline.

The trading market for the combined company’s securities will depend in part on the research and reports that securities or industry analysts publish about the combined company. The combined company may never obtain sufficient research coverage by securities and industry analysts. If no sufficient securities or industry analysts commence coverage of the combined company, the trading price for the combined company’s shares could be negatively impacted. If the combined company obtains sufficient securities or industry analyst coverage and if one or more of the analysts who covers it downgrades the combined company’s shares or publishes inaccurate or unfavorable research about the combined company’s business, its share price would likely decline. If one or more of these analysts ceases coverage of the combined company or fails to publish reports regularly, demand for the combined company’s shares could decrease, which could cause its share price and trading volume to decline.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on the combined company’s share price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require an annual management assessment of the effectiveness of its internal control over financial reporting. AutoMax maintains disclosure controls and procedures and internal control over financial reporting pursuant to the Israeli Securities Law in its Annual and Interim Filings, and has complied with applicable Israeli reporting requirements. To date, AutoMax has never conducted a review of internal controls over financial reporting for the purpose of providing the reports required by the Sarbanes-Oxley Act. During review and testing, AutoMax may identify deficiencies and be unable to remediate them on a timely basis.

If the combined company fails to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If the combined company cannot in the future favorably assess the effectiveness of its internal control over financial reporting, investor confidence in the reliability of its financial reports may be adversely affected, which could have a material adverse effect on the combined company’s share price.

Sales of a substantial number of shares of the combined company in the public market by its existing shareholders could cause its share price to decline.

Sales of a substantial number of shares of the combined company in the public market or the perception that these sales might occur, could depress the market price of its securities and could impair its ability to raise capital through the sale of additional equity securities. Neither we nor AutoMax is able to predict the effect that sales may have on the prevailing market price of the combined company’s securities.

The combined company’s securities could be delisted from Nasdaq if it does not comply with Nasdaq’s listing standards.

Pursuant to Nasdaq rules, consummation of the Merger requires the combined company to submit listing of additional securities application and, at the time of the Merger, meet all of the criteria applicable to a company initially requesting listing. While we and AutoMax intend to obtain listing status for the combined company and maintain the same, no guarantees can be made about the combined company’s ability to do so.

If the combined company’s securities are delisted by Nasdaq, its securities may be eligible to trade on the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for the combined company to raise additional capital through the public or private sale of equity securities and for investors to dispose of or obtain accurate quotations as to the market value of, the combined company’s securities. In addition, there can be no assurance that the combined company’s securities would be eligible for trading on any such alternative exchange or markets.

Future sales and issuances of the combined company’s ordinary shares or rights to purchase ordinary shares by it, including pursuant to its equity incentive plans, could result in additional dilution of the percentage ownership of its shareholders and could cause its share price to decline.

The combined company will not be generally restricted from issuing additional ordinary shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares. The market price of the combined company’s ordinary shares could decline as a result of sales of shares or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of the combined company or the perception that such sales could occur.

We and AutoMax expect that significant additional capital will be needed in the future to continue the combined company’s planned operations and costs associated with operating as a public company. To the extent the combined company raises additional capital by issuing equity or convertible securities, its existing shareholders may experience substantial dilution. The combined company may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner determined from time to time by its board of directors. If the combined company sells ordinary shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to its existing shareholders, and new investors could gain rights superior to its existing shareholders.

In addition, the combined company may grant or provide for the grant of rights to purchase shares of its ordinary shares pursuant to the combined company’s equity incentive plans. Increases in the number of shares available for future grant or purchase pursuant to the combined company’s equity incentive plans may result in additional dilution, which could cause the combined company’s share price to decline.

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

Our capital expenditures for 2024, 2023 and 2022 amounted to $8,000, $0 and $9,200, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on THC, and/or CBD and/or other CBR agonists: SCI-110 for the treatment of TS and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of ASD. We also have a 50.86% controlling stake in our subsidiary, SciSparc Nutraceuticals Inc., or SciSparc Nutraceuticals, whose business focuses on the sale of hemp seed oil-based products and others on Amazon Marketplace.

On August 13, 2024, we entered into the license agreement to outlicense our SCI-160 program, which was  a novel pharmaceutical preparation containing a cannabinoid receptor type 2 agonist for the treatment of pain, to Polyrizon. Therefore, we are no longer engaged in development of this pharmaceutical product.

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

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we developed a regulatory dossier that was submitted to the German Federal Institute for Drugs and Medical Devices, or BfArM, and the Israeli Ministry of Health, or MoH, and the FDA for our SCI-110 program for TS. We plan to submit this regulatory dossier to the FDA.

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

Market Size

Rising healthcare expenditure, favorable government initiatives, the increase in use of telemedicine and increasing aging population will drive the TS treatment market. North America was the largest region in the TS treatment market, accounting for 47.72% or $1.06 billion of the total in 2023. It was followed by Western Europe, Asia Pacific and then other regions. Going forward, the fastest-growing regions in the TS treatment market will be Asia-Pacific and Western Europe, where growth will be at compound annual growth rates, or CAGR, of 7.21% and 6.26%, respectively. These will be followed by North America and South America, where the markets are expected to grow at CAGRs of 5.96% and 5.14%, respectively.

The global TS treatment market size was approximately $2.23 billion in 2023 and is expected to reach $2.98 billion by 2028.

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

In September 2023, we initiated the Phase IIb clinical trial at Sourasky Medical Center. The 86 patients in the clinical trial are randomized to either oral SCI-110 or placebo at a 1:1 ratio. The overall estimated clinical trial duration is 18-24 months from the time all clinical sites are up and running. We may also be required to conduct further preclinical studies in parallel to our clinical plans as part of registration process with the FDA and EMA. Following these clinical trials, if successful, we intend to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled clinical trial to evaluate the safety, tolerability and efficacy of up to twice daily oral SCI-110 in treating TS.

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

In August 2024, we submitted an Investigational New Drug application with the FDA for our phase IIb clinical trial for SCI-110.

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

Market Size

It is estimated that the global Alzheimer’s therapeutics market is projected to reach $10.4 billion by 2035 from $4.28 billion in 2023 with a CAGR of 9.23%. The demand for Alzheimer’s therapeutics is accelerating due to a wave of breakthrough drug approvals, increased investment in disease-modifying therapies, and advancements in precision medicine. Researchers are focusing on transforming treatments from symptom management to targeted interventions that slow disease progression. The integration of monoclonal antibodies, small-molecule inhibitors, and gene therapies is expected to reshape treatment efficacy and accessibility.

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

In August 2024, we announced the enrollment of the first five patients in the clinical trial of SCI-210 in children with ASD at Soroka Medical Center in Israel. In December 2024, we announced the renewal by the Israeli Medical Cannabis Agency of the clinical trial for SCI-210 in children with ASD.

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

The epilepsy drugs market is forecast to experience significant growth, with estimations projecting the market to reach $11.85 billion by 2033, up from $7.92 billion in 2024. The growth is attributed to heightened global incidence of epilepsy, advancement in drug research and development, and a surge in public and healthcare recognition of the condition. Improved healthcare spending and increased accessibility to medical treatments further amplify market expansion.

Strategic initiatives taken by global health organizations and campaigns to raise awareness about epilepsy are significantly influencing the market dynamics. Governmental health bodies are reportedly fostering an environment conducive to the approval of new epilepsy treatments, which is propelling the market forward. These campaigns, coupled with the growing emphasis on National Epilepsy Awareness Month initiatives, improve the understanding of epilepsy and encourage an increase in the quality and reach of treatments available.

The pharmaceutical industry has seen a host of developments aimed at enhancing the treatment for epilepsy. Increased investment in research and development aspires to produce new and improved drugs, addressing not only medical needs but also economic considerations.

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

Collaboration with Clearmind

On March 7, 2022, we entered into a cooperation agreement, or the Cooperation Agreement, with Clearmind. The Cooperation Agreement includes, among others, examination of the benefit of integrating the core technologies of each company to explore the development of psychedelic-centric drug candidates and targeting mental health-related diseases. Pursuant to the terms of the Cooperation Agreement, we conducted a joint pre-clinical study with Clearmind. Under the Cooperation Agreement, we aim to pursue, develop and commercialize psychedelic-centric drug candidates. Our collaboration with Clearmind has resulted as of the date of this Annual Report, in the filing of thirteen patent applications. All patent applications refer to the combination of SciSparc’s CannAmide™ with Clearmind’s 5-Methoxy-2-aminoindane, or MEAI, an innovative proprietary psychedelic treatment for addictions and others.

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

In February 2024, we and Clearmind filed three patent applications under the PCT referring to novel proprietary combinations of lysergic acid diethylamide, psilocybin, N,N-dimethyltryptamine, and PEA.

In February 2024, we and Clearmind filed three patent applications under the PCT referring to novel proprietary compositions of MDMA, ibogaine, and ketamine, all combined with PEA.

In March 2024, we and Clearmind filed a patent application under the PCT referring to the composition of Clearmind’s MEAI compound and PEA.

In July 2024, we and Clearmind filed a patent application under the USPTO for PEA combined with MEAI for treating metabolic syndrome and obesity.

In August 2024, we announced that an article was published by Saja Baraghithy et al. on the promising results from a recent study on MEAI for combating obesity. The study was conducted by a team of experts lead by Prof. Joseph Tam from the Hebrew University of Jerusalem. The study demonstrated that the treatment significantly induced weight loss and beneficial changes in body composition in diet-induced obese mice, without altering food intake, by decreasing fat mass while preserving lean mass. There was a significant improvement in glucose metabolism, increased energy expenditure and fat utilization, while maintaining a similar food consumption and increased activity-specific energy expenditure (without overstimulation), providing support for its potential to impact energy balance. Furthermore, there was a decrease in fatty liver, as evidenced by lower liver triglyceride and cholesterol levels, mainly through inhibiting new lipid synthesis and reducing fat accumulation. These results further show that the treatment was well tolerated and led to increased oxygen consumption and carbon dioxide emission, coupled with elevated energy expenditure and fat oxidation which in turn indicates increases in the metabolic process and fat burn.

In another study, evaluating the acute effect of numerous doses of MEAI on metabolic and behavioral parameters in mice, in combination with PEA, the administered drugs exhibited a remarkable degree of tolerance, leaving the animals’ viability unaffected across all experimental groups. The most favorable outcomes of the combination treatment were notably pronounced at the MEAI 20 mg/kg dose and PEA 25 mg/kg, observed as increased energy expenditure, enhanced fat oxidation, and decreased meal sizes. These findings underscore the potential of MEAI and PEA in modulating various aspects of metabolism, locomotor activity, and feeding behavior, warranting further investigation of their roles in the regulation of energy homeostasis.

In August 2024, we and Clearmind announced the publication of its patent application under the PCT for innovative combinations of ketamine and N-acylethanolamines.

In September 2024, we and Clearmind announced the publication international patent application under the PCT for MDMA combined with N-acylethanolamines.

In September 2024, we and Clearmind announced the publication of a PCT patent application for ibogaine combined with N-acylethanolamines.

In January 2025, we announced the publication of a European patent application submitted by Clearmind under the European Patent Office for innovative combination therapy of MEAI and N-Acylethanolamines, to binge behavior including alcohol consumption, eating, tobacco consumption, shopping and sexual conduct. Under this collaboration, we and Clearmind are researching innovative combination therapies that integrate psychedelic molecules with the N-acylethanolamines family, including Palmitoylethanolamide.

In February 2025, we announced the publication of a patent application in Mexico for MDMA with N-acylethanolamines. The patent refers to our innovative combination therapy of N-Acylethanolamines and Clearmind’s MEAI, addressing binge behavior, including alcohol consumption, eating, tobacco consumption, shopping and sexual conduct. Under our collaboration with Clearmind, the two companies are researching innovative combination therapies that integrate psychedelic molecules with the N-acylethanolamines family, including (PEA).

In April 2025, we announced the filing of a new international patent application for a proprietary treatment targeting anorexia, bulimia, and other eating disorders. The patent application covers the use of 3-Methylmethcathinone in combination with PEA.

Polyrizon

On May 31, 2022, we entered into a collaboration agreement with Polyrizon, a biotech company focused on the development of innovative medical device hydrogels delivered in the form of nasal sprays, or the Polyrizon Collaboration Agreement. As part of this collaboration, we worked together to develop a unique technology for the treatment of pain, based on our SCI-160 platform and Polyrizon’s Trap and TargetTM intranasal drug delivery technology to target the central nervous system. We have agreed to pay development fees to Polyrizon up to a total of $2,550,000 upon the completion of certain milestones, as well as royalties in the low single digits upon sales of products under the agreement and additional royalties for sales under any sublicense by us. On August 13, 2024, SciSparc entered into a termination agreement with Polyrizon to terminate the Polyrizon Collaboration Agreement.

On August 13, 2024, we entered into the Polyrizon License. Pursuant to this agreement, we granted Polyrizon a royalty-bearing, exclusive, sub-licensable right and license to the SCI-160 platform and received 320,000 ordinary shares of Polyrizon, pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and common warrants to purchase 2,054,793 ordinary shares of Polyrizon, at an exercise price of $4.38 per share. In addition, in consideration for the license, we will receive royalties from sales related to the SCI-160 platform and income generated from it.

On December 30, 2024, pursuant to a share transfer agreement, or the Polyrizon Share Transfer Agreement, we sold all of the Polyrizon ordinary shares and pre-funded warrants held by us, as well as an aggregate of 1,541,096 Polyrizon common warrants to third parties, for aggregate consideration of $770,548.

On April 1, 2025, we entered into a securities purchase agreement with Polyrizon pursuant to which we participated in a private placement of Polyrizon, and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, we entered into an exchange agreement with Polyrizon, pursuant to which we exchanged existing ordinary share warrants of Polyrizon held by us for Series A warrants to purchase ordinary shares of Polyrizon.

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

Restructuring Plan

NewCo

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

Proposed Acquisition of AutoMax

On November 22, 2023, we announced the signing of a non-binding letter of intent, to acquire AutoMax, with certain new negotiated terms as announced on December 7, 2023.

Pursuant to the Restructuring Plan, on June 25, 2023, we entered into a securities purchase agreement with AutoMax, pursuant to which, at the closing and upon the terms and conditions set forth in the AutoMax SPA SciSparc invested NIS 2,500,000 (approximately $690,000) in cash, in exchange for ordinary shares of AutoMax based on a price per share of NIS 0.5. Following the closing, we held approximately 5.6% of the issued and outstanding share capital of AutoMax.

On April 10, 2024, we and AutoMax entered into a Merger Agreement, as amended on August 14, 2024, pursuant to which SciSparc Merger Sub Ltd., an Israeli limited company and our wholly-owned subsidiary will merge with and into AutoMax, with AutoMax surviving as our wholly-owned subsidiary. Our Ordinary Shares, as well as pre-funded warrants exercisable into ordinary shares, will be issued to AutoMax’s shareholders at the effective time of the Merger, pursuant to the Exchange Ratio. Under the Exchange Ratio formula, immediately following the Merger, AutoMax’s shareholders and M.R.M are expected to own approximately 49.99% of our share capital, on a fully-diluted basis, subject to certain exceptions, and as further defined in the Merger Agreement, and our shareholders are expected to own approximately 50.01% of our share capital, on a fully-diluted basis, subject to certain exceptions. The Merger has been unanimously approved by the boards of directors of both companies and will be presented for approval by the shareholders of AutoMax. On August 14, 2024, the parties entered into the Merger Agreement Addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by August 30, 2024, was deferred to November 30, 2024. On November 26, 2024, the parties entered into the Merger Agreement Second Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by November 30, 2024, was deferred to March 31, 2025. On March 27, 2025, the parties entered into the Merger Agreement Third Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025, and the definition of “Exchange Ratio” was revised to remove the rounding to four decimal places of the Exchange Ratio. The Merger is expected to close in the second quarter of 2025, subject to the approval of our shareholders, approval of the AutoMax shareholders, including a separate approval by AutoMax shareholders who are not controlling shareholders of AutoMax or us, and court approval, as well as other customary conditions.

Loans to AutoMax

On January 14, 2024, we entered into, as lender, a bridge loan agreement with AutoMax, pursuant to which AutoMax received the Bridge Loan, further to the previously-announced non-binding letter of intent for us to acquire AutoMax. On April 10, 2024, we signed the Merger Agreement with AutoMax. On August 14, 2024, on November 26, 2024, and March 27, 2025, we and AutoMax entered into the Merger Agreement Addendum, the Merger Agreement Second Addendum, and Merger Agreement Third Addendum, respectively. On June 9, 2024, we entered, as lender, into the Amended Bridge Loan, pursuant to which AutoMax received an additional loan in the amount of $1.0 million, for an aggregate amount of $2.4 million. On September 5, 2024, we entered into the Second Amendment, pursuant to which we extended an additional Loan amount to AutoMax.  During the month of September 2024, we provided AutoMax with the loan amounts due under the Second Amendment to the Bridge Loan, and offset any interest due until November 30, 2024 from the principal amount, such that on the closing date of the Merger, we will be entitled to be paid the due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Loan Amount, accruing from the period beginning on December 1, 2024 and ending on the effective date of the Merger.

The Merger Agreement contemplates that at closing, we shall deliver to AutoMax the closing financing amount. In light of the Bridge Loan and amendments thereto, no closing financing amount will be transferred. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of us. The Bridge Loan amount, together with any accrued interest, may be repaid in part or in whole prior to the repayment date, contingent on whether the closing of the Merger Agreement occurs. The repayment date shall be at the earlier date of: (a) the Closing, in which the owed amount shall be deemed set-off against the closing financing amount; or (b) if the Merger Agreement is terminated in accordance with its terms, within three months from such termination date.

On February 27, 2025, we announced that we had entered into the Additional Loan Agreement with AutoMax where a $2 million loan was provided. The loan bears an 8% annual interest rate and will be repaid in equal monthly installments of $50,000 and interest, with AutoMax retaining the option to make early repayment without penalties. The interest on the loan will be cancelled as of the consummation of the Merger Agreement and AutoMax will continue to make monthly payments towards the principal amount of the loan. As collateral, AutoMax pledged a first-ranking fixed charge on its subsidiary’s shares, in accordance with a fixed charge debenture.

AutoMax

AutoMax is a company in the field of importing and marketing a variety of vehicles for personal use (including trade-in), this includes an array of vehicle sizes such as: small; family sized; crossover, sedans, SUVs, as well as luxury vehicles and buses.

Initially AutoMax, under its then corporate name Matomi Media Group Ltd., and its subsidiaries provided a variety of programmatic data-driven platforms, which focused on two main activities of domain monetization and mobile digital advertising. These services were mainly for U.S. and Europe based advertising agencies, app developers and domain owners.

In February 2018, AutoMax completed a public offering of series A convertible loans, in the aggregate amount of NIS 103 million (approximately $24.5 million). Beginning in the second half of 2017 through December 2019, AutoMax sold all its activities related to digital marketing. On January 8, 2020, following a unanimous approval of the bondholders, AutoMax repaid the full debt, approximately NIS 101 million (approximately $27.9 million).

On November 9, 2020, AutoMax entered into a share exchange agreement with Global AutoMax and M.R.M, or the Share Exchange Agreement. Upon the closing, on March 24, 2021, AutoMax issued to the shareholders of Global AutoMax 120,279,312 ordinary shares representing, upon issuance, approximately 52.53% of the issued and outstanding shares of AutoMax, with additional issuances subject to fulfilling certain milestones, as detailed in the Share Exchange Agreement. In exchange, Global AutoMax shareholders transferred all their shares to AutoMax. On March 28, 2023, following successful completion of such milestones, AutoMax issued an additional 168,105,258 ordinary shares to its controlling shareholders, which constituted approximately 41% of its issued and outstanding share capital following the issuance. Following the closing of the Share Exchange Agreement, Global AutoMax became a wholly owned subsidiary of AutoMax. In addition, some of the key officers in Global AutoMax, who were appointed as officers in AutoMax, were issued options to purchase up to 11,851,420 ordinary shares of AutoMax (adjusted to reflect the 5 to 1 reverse share split), subject to the terms of the company employee share incentive plan. On March 23, 2025, the said options expired. As of the date of this Annual Report, the controlling shareholders of the AutoMax collectively hold approximately 55.65% of AutoMax's issued and outstanding share capital.

On June 19, 2022, AutoMax entered into a joint venture agreement, or the Agreement, with Dalhom Motors Ltd., or Dalhom, pursuant to which, AutoMax and Dalhom formed a jointly-owned subsidiary, Dalhom AutoMax, a special purpose company established for the purpose of importing and marketing of Temsa Skoda Sabancı Ulaşım Araçları A.Ş,, or Temsa, buses in Israel. In addition, prior to the closing, Dalhom AutoMax entered into a franchise agreement with Temsa for a period of three years, pursuant to which Dalhom AutoMax will serve as a direct importer of Temsa buses in Israel. Furthermore, Dalhom AutoMax entered into a service and warranty agreement for a term of three years, pursuant to which it will provide maintenance and warranty services for Temsa buses, as agreed upon in the agreement.

In November 2024, AutoMax Direct Import finalized entering into agreements with JAC, a manufacturer of private and commercial vehicles, for the direct import, distribution and service of vehicles and spare parts manufactured by JAC in Israel, or the JAC Agreements. On December 27, 2024, AutoMax Direct Import received its first shipment of vehicles manufactured by JAC, following regulatory approvals for direct importation. According to the JAC Agreements, AutoMax Direct Import serves as a direct importer of JAC brand in Israel, and the JAC will provide AutoMax Direct Import with vehicles and spare parts for the vehicles for marketing and sale in Israel, in accordance with annual business plans as agreed between the parties. The JAC Agreement includes, among others, customary provisions regarding warranty for the vehicles by JAC, the supply of spare parts, the duty to notify about malfunctions (recall) and compliance with other requirements required by law.

AutoMax Direct Import will adapt its existing showrooms for the purpose of selling JAC vehicles in the standards agreed in the agreement. The JAC Agreements are for a period of three years, subject to AutoMax Direct Import’s compliance with sales and service network expansion goals determined in the agreements, and will enter into force only when the appropriate European regulatory approvals are received for JAC vehicles. In addition, JAC is entitled to terminate the agreement upon the occurrence of certain events provided in the JAC Agreements, as is customary in such agreements, such as: (a) if AutoMax Direct Import substantially violates its obligations under the JAC Agreements or encounters special circumstances that give justifiable reasons for early termination (including AutoMax Direct Import’s failure to meet its sales goals, service network expansion goals or market share goals); (b) in the event of change of control in AutoMax Direct Import; and (c) in the event of bankruptcy, moratorium, receivership, liquidation, or any other similar circumstances.

As of the date of this Annual Report, AutoMax engages in importing and marketing of vehicles in Israel (including trade-in). Within this segment, the AutoMax engages in direct and parallel import of private vehicles and their marketing in Israel, and through joint ventures, in the direct import buses to Israel of buses manufactured by Temsa, as well as in the purchase and sale of used vehicles (trade-in). AutoMax holds direct and parallel importer licenses from the Ministry of Transportation, as defined in the Vehicle Services Licensing Law, for 37 vehicle brands of various models. As of the date of this Annual Report, AutoMax operates through ten sales branches located in Acre, Haifa, Afula, Netanya, Ra'anana, Rishon LeZion, Ashdod, Jerusalem, Beer Sheva and Hedera. It additionally operates a storage system and a system for preparing vehicles for sale. AutoMax has an international network of suppliers and manufacturers, located in Europe and North America and China, that supply it with vehicles of different brands and models, tailored to order. AutoMax further has an import system that consists of procurement, transportation and handling the procedure for releasing vehicles from customs, as well as vehicle storage facilities in Israel.

AutoMax is authorized by the Ministry of Transportation, to perform licensing inspections for the purpose of the initial registration of vehicles imported by it. Additionally, AutoMax has been authorized by the Ministry of Transportation to import spare parts and to carry out various forms of installations that involve changing the vehicle structure (such as installing towing hooks).

AutoMax was formed under the laws of the state of Israel in February 2006, as a private company, under the name Cubeeffect Ltd. In November 2009, Cubeeffect Ltd. changed its name to Adsmarket G.M. Ltd, and in July 2011 changed to Matomy Media Group Ltd. On April 18, 2021, the company changed its name to AutoMax Motors Ltd. AutoMax’s ordinary shares were initially listed on the London Stock Exchange in July 2014 and in February 2016 on the TASE. From November 2020 onwards, AutoMax ordinary shares have been traded solely on TASE.

Intellectual Property

Our intellectual property portfolio is comprised of six granted U.S. patents, and pending patent applications in eight families, all of which are in the national phase of examination. Of this portfolio, we have exclusively licensed one patent family from Yissum. Our intellectual property portfolio also includes.an application to register the trademark CannAmide™ pending in the United States.SciSparc has also been granted a trademark registration for Wellution® in Class 003 in the United States.

SciSparc has also been granted a trademark registration for Wellution® in Class 005 in the United States

Internally Developed Patent Applications

In March 2013, we filed a provisional application with the USPTO for the technology of proprietary sequences of anti-CD3 antibody and the utilization of the latter in various autoimmune diseases, as well as in hepato-pathologies. The provisional application has been converted to a PCT and then entered a National Status in December 2014 in the U.S., with the European Patent Office, or EPO, and in China and Canada. In the U.S. it received a grant status in June 2018.

In April 2015, we filed a provisional application with the USPTO for combinations of cannabinoids, n-acylethanolamines, and inhibitors of n-acylethanolamine degradation, which, in April 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to utilizing the potentiating effect of n-acylethanolamines on cannabinoids for any cannabinoid amenable indication, including but not limited to analgesia and TS. The 20-year term of any patent issuing from this application would expire in April 2036. In August and September 2021, the patent was granted in Australia and Japan, respectively, and a further patent was granted in Australia in November of 2023. A patent was granted in Israel in August of 2022, and three patents have been issued in the U.S., two in December 2021 and one in February 2022. In December 2022, we were granted a patent from the EPO. A patent was issued in Canada in April 2024.

In May 2015, we filed a provisional application with the USPTO for combinations of opioids, n-acylethanolamines, and inhibitors of n-acylethanolamines degradation, which, in May 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to potentiating effect of N-acylethanolamines on opioids for opioid amenable indications. The 20-year term of any patent issuing from this application would expire in May 2036. In July 2021, the first patent was granted in Australia and a second was granted in November 2023. A patent was issued in Japan in March 2023, and the EPO granted a patent in November 2023. A patent was issued in Canada in April 2024.

In July 2016, we filed a provisional application with the USPTO for the use of cannabinoids for potentiating the efficacy of antibiotics, which in July 2017 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and China. The 20-year term of any patent issuing from this application would expire in July 2037. In November 2022, the USPTO issued this patent called “Compositions and Methods of Potentiating Antimicrobials”. A patent was issued in Europe in May of 2024.

In January 2018, we filed a provisional application with the USPTO directed to methods of treating OSA, which in January 2019 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and Australia. The 20-year term of any patent issuing from this application would expire in January 2039. A patent was issued in Australia in February of 2025.

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

The following table summarizes our portfolio of patents:

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Granted	19-Jul-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Australia	Pending	17-Oct-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Canada	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
United States of America	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	May 2036	THX-110
United States of America	Abandoned	01-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
United States of America	Granted	10-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-210
United States of America	Granted	30-Aug-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-210
United States of America	Published	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
United States of America	Published	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-210
United States of America	Abandoned	12-Nov-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
Israel	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Israel	Pending	31-Mar-2022	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-210
China (People’s Republic)	Abandoned	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036
China	Published	08-Jun-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
European Patent Convention(1)	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110
European Patent Convention(1)	Published	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110
Japan	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210
Japan	Abandoned	30-Mar-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES
Hong Kong	Published	16-Jun-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	THX-110 THX-210

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Australia	Granted	19-Jun-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Australia	Pending	19-Oct-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Israel	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Israel	Pending	28-Aug-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
China (People’s Republic)	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
China	Published	03-Apr-2023	COMBINATIONS OF OPIODS AND N-ACYLETHANOLAMINES	May 2036
Japan	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Japan	Abandoned	30-Apr-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Hong Kong	Published	20-Nov-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
European Patent Convention(1)	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Published	27-Nov-2020	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
Canada	Allowed	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036
United States of America	Abandoned	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
European Patent Convention(1)	Published	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Allowed	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	31-Jan-2025	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-210

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Hong Kong	Published	24-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Canada	Pending	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	THX-110
Australia	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Canada	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
China	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
European Patent Convention(1)	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Hong Kong	Published	18-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Israel	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
India	To be Ababdoned	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Japan	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Mexico	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Russia	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Hong Kong	Published	20-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
United States of America	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040
Canada	Expired	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
China	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United Kingdom	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
Germany	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
France	Pending	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Abandoned	14-May-2018	HUMANIZED ANTIBODIES TO CLUSTERS OF DIFFERENTIATION 3 (CD3)	March 2033
United States of America	Granted	09-Jun-2020	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Abandoned	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Published	29-Sep-2022	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
European Patent Convention(1)	Allowed	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
China	Published	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
China	Pending	21-Oct-2024	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
China	Pending	21-Oct-2024	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
Canada	Abandoned	13-Jul-2017	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037
United States of America	Granted		* Compositions comprising CB receptor agonists, uses thereof and methods for their preparation	October 2029	THX-160
United Kingdom	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
Germany	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
France	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	THX-160
Australia	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Canada	Pending	2-Aug-2021	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
China	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
European Patent Convention(1)	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Israel	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
India	Abandoned	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Japan	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
United States of America	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041
Hong Kong	Published	7-Jun-2023	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041

We have an application to register the trademark CannAmide™ pending in the United States.

We have also been granted trademarks for Wellution® in Class 003 and Class 005 in the United States.

(1)	Validation states are not listed separately.

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

MitoCareX

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

On September 26, 2024, we signed a non-binding letter of intent relating to the sale of our entire ownership interest in MitoCareX to a publicly-traded company in the United States.

On February 25, 2025, we entered into a securities purchase and exchange agreement, or the MitoCareX SPEA, together with MitoCareX, Dr. Alon Silberman and Prof. Ciro Leonardo Pierri, as the Sellers, pursuant to which the Sellers will sell their stakes in MitoCareX to the Purchaser, N2OFF, Inc., a Nevada corporation, or N2OFF, thereby resulting in MitoCareX becoming a wholly-owned subsidiary of N2OFF. The MitoCareX SPEA contains customary representations, warranties and covenants by each of the parties. The closing of the MitoCareX SPEA is contingent upon, among other customary obligations, obtaining approval of N2OFF’s stockholders by the requisite majority.

On the closing date of the transactions contemplated under the MitoCareX SPEA, we will transfer and sell our stake in MitoCareX to N2OFF in consideration for a cash payment of $700,000 and shares of N2OFF common stock, par value $0.0001 per share, or the N2OFF Common Stock, representing 16.75% of N2OFF on a fully-diluted basis. The sale of our stake in MitoCareX is contingent upon the transfer of the other Sellers’ stakes to N2OFF in exchange for agreed to amounts of N2OFF Common Stock. Either party may terminate the MitoCareX SPEA if the closing date has not occurred within ninety days of February 25, 2025.

Following the closing date of the MitoCareX SPEA, the Sellers may receive such number of additional shares of N2OFF Common Stock, for no additional consideration, that reflects an aggregate amount of up to 25% of the issued and outstanding capital stock of N2OFF on a fully-diluted basis, or the Additional N2OFF Stock, which Additional N2OFF Stock, if the respective milestones are achieved as defined in the MitoCareX SPEA, will be duly issued in installments based on the achievement of each milestone, as set forth in the MitoCareX SPEA, and will be allocated amongst the Sellers as follows: 50% to us, 33.33% to Mr. Silberman and 16.67% to Mr. Pierri. The Sellers’ eligibility to receive Additional N2OFF Stock will terminate on December 31, 2028, such that if a specific milestone is not achieved and therefore the right to receive the respective number of shares of Additional N2OFF Stock issuable upon the achievement of such milestone is not earned by December 31, 2028, the right to receive the number of shares of Additional N2OFF Stock attributable to any such non-achieved milestone pursuant to the MitoCareX SPEA will terminate.

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

In June 2023, we entered into a license and distribution agreement with SciSparc Nutraceuticals pursuant to which we granted SciSparc Nutraceuticals an exclusive license to sell and market its PEA oral tablets, CannAmide™ on Amazon Marketplace in Canada. Effective as of June 7, 2024, SciSparc Nutraceuticals and we entered into an amendment to the license and distribution agreement to amend the term of the license and distribution agreement to an indefinite term, unless terminated by either party upon 30 days advanced notice.

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

The cost of preparing and submitting an NDA is substantial, mainly due to the non-clinical and clinical trial costs. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee; the fee in the financial year 2024 was $4,048,695.

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

The FDA may also refer applications for novel drug product candidates, or drug product candidates that present difficult questions of safety or efficacy, to an advisory committee, which is typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA may inspect the facility or the facilities at which the drug substance and drug product are manufactured. The FDA will not approve the drug product candidate unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

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

Regardless of whether we obtain FDA approval for a product candidate, we must obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the commencement of clinical trials or marketing of the product candidate in those countries. Certain countries outside of the United States have a process that requires the submission of a Clinical Trial Application, or CTA, much like an IND prior to the commencement of human clinical trials. In Europe, for example, a CTA must be submitted to the competent national health authority and to independent ethics committees in each country in which a company intends to conduct clinical trials pursuant to European Clinical Trials Regulation regulations. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed in that country.

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

To obtain regulatory approval of an investigational drug under the European Union. regulatory systems, we must submit a MAA. This application is similar to the NDA in the United States, with the exception of, among other things, country-specific document requirements. Drugs can be authorized in the European Union by using (i) the centralized authorization procedure, (ii) the Mutual Recognition Procedure, or MRP, (iii) the decentralized procedure or (iv) national authorization procedures. The initial Sativex approvals were a consequence of an application under the de-centralized procedure to the European Union member state of Spain acting as reference member state.

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

Grants from the IIA

Our research and development efforts mainly with respect to our past activities (with respect to immunotherapy programs such as the Anti-CD3) were financed in part through royalty-bearing grants from the IIA. As of December 31, 2024, we received the aggregate amount of approximately $1.1 million from the IIA for the development of our abovementioned technologies. With respect to such grants, we are committed to pay royalties of up to an aggregate amount of approximately $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are further required to comply with the requirements of the Innovation Law, with respect to those past grants. In addition, any change of control and any change of ownership of our securities that would make a non-Israel citizen or resident an “interested party” as defined in the Israeli Securities Law, 5728 – 1968 requires a written notice to the IIA. Non-Israeli citizens and residents are required to execute an undertaking in favor of the IIA, in the form prescribed by the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law and regulations thereunder restrict the transfer or licensing of such know-how inside or outside of Israel, and the transfer or licensing outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

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

C. Organizational Structure

SciSparc Nutraceuticals Inc. is our majority-owned subsidiary, in which we have a 50.86% controlling stake and is focused on e-commerce operations of Wellution™, a top- seller account of Amazon Marketplace, which sells hemp-based products. Brain Bright Ltd. is an inactive wholly-owned subsidiary. We also own 100% of the issued and outstanding share capital of Evero Health Ltd., a company focused on the development and commercialization of SCI-110 sleep technology.

On November 17, 2022, we invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 230,769 ordinary shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind. As of April 23, 2025, following a reverse stock split of Clearmind’s outstanding shares, we hold 7,692 ordinary shares of Clearmind, representing less than 0.2% of the outstanding share capital of Clearmind.

As of April 23, 2025, we also hold 52.73% of MitoCareX Bio Ltd., an Israeli private company. See Item 4.B. Business Overview for more information.

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

As of April 23, 2025, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd. As of the date of this Annual Report, we cannot predict the likelihood of our success in the lawsuit.

In February 2025, we signed a settlement agreement regarding a lawsuit we filed in February 2022 with the Economic Division of the Tel Aviv-Jaffa District Court against six of our former directors, or the Defendants. The lawsuit included allegations of breaches of fiduciary duties under the Israeli Companies Law, 1999, relating to a prior acquisition of a pain clinic network through a subsidiary of ours. As part of the settlement agreement, we will be entitled to a $411,000 cash payment from the Defendants in exchange for our full dismissal of the lawsuit. The settlement agreement includes the termination, effective as of February 5, 2024, of a disputed licensing agreement with Dekel. As part of the Settlement, Dekel clarified, to our full satisfaction, that we will retain its exclusive global rights to our extensive IP portfolio, patents, know-how and technologies and is released from all alleged commitments, claims and royalties related or arising out of the license agreement from May 2015 with Dekel, including those related to claimed core technologies. Dekel will assume full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property, which are not related whatsoever to the Company’s pipeline and development program.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this Annual Report. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2022 can be found in our Annual Report for the fiscal year ended December 31, 2023, filed with the SEC on April 1, 2024 (File No. 001-38041).

The following financial data in this narrative are expressed in thousands, except for share and per share data or as otherwise noted.

A. Operating Results

During the year ended December 31, 2024, we have generated revenues through our subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand. Total revenues recognized in the year ended December 31, 2024, amounted to $1,306 thousand.

To date, we have not generated revenue from our drug development business from the sale of any pharmaceutical product candidates, and we do not expect to generate significant revenue in this business within the next year at least. As of December 31, 2024, we had an accumulated deficit of approximately $75 million. Our operating activities are described below under “Operating Expenses.”

Revenues

In the year ended December 31, 2024, we have generated revenues in the amount of $1,306 thousand.

Cost of goods sold

The cost of goods sold comprises mainly purchase of products and transportation costs to our warehouse for the SciSparc Nutraceuticals business. In the year ended December 31, 2024, the cost of goods sold amounted to $800 thousand.

Operating Expenses

Our current operating expenses consist of five components - research and development expenses, sales and marketing expenses, impairment of intangible assets, general and administrative expenses, and other income.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, research and preclinical studies, chemistry and formulations, regulatory, professional and other related research and development expenses.

The following table discloses the breakdown of research and development expenses for the periods presented:

	December 31,
	2024	2023
USD in thousands
Wages and related expenses	$390	$392
Share-based payments	45	34
Regulatory, professional and other expenses	681	719
Research and preclinical studies	211	101
Clinical studies	276	254
Chemistry and formulations	104	141
Total	$1,707	$1,641

We expect that our research and development expenses will materially increase as we plan to continue clinical trials and develop new products.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of Amazon fees, advertising costs, depreciation costs, storage and shipping costs, and management fees.

The following table discloses the breakdown of sales and marketing expenses for the periods presented:

	December 31,
	2024	2023
USD in thousands
Advertising	$367	$576
Amazon fees	495	1,042
Depreciation	366	486
Storage and shipping	167	145
Management fees	120	235
Total	$1,515	$2,484

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees for accounting, legal, bookkeeping, investor relations, regulatory expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses for the periods presented:

	December 31,
	2024	2023
USD in thousands
Wages and related expenses	$507	$415
Share-based payment	419	68
Professional and directors’ fees	3,009	2,594
Business development expenses	108	86
Regulatory expenses	158	202
Office maintenance, rent and other expenses	128	110
Investor relations and business expenses	197	369
Total	$4,526	$3,844

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

Results of Operations

	December 31,
	2024	2023
USD in thousands
Revenues	$1,306	$2,879
Cost of goods sold	800	683
Gross profit	506	2,196
Research and development expenses	1,707	1,641
Sales and marketing	1,515	2,484
Impairment of intangible asset	1,344	1,042
General and administrative expenses	4,526	3,844
Other income	1,270	-
Operating loss	7,316	6,815
Equity losses from the investment in MitoCareX	429	210
Financial income, net	259	1,164

Comprehensive loss	7,472	5,883
Net loss attributable to holders of Ordinary Shares	6,284	5,122

Revenues

Our revenues for the year ended December 31, 2024 decreased by $1,573 thousand, or 55%, to $1,306 thousand, compared to $2,879 thousand for the year ended December 31, 2023. The decrease is primarily due to operational difficulties which caused the WelllutionTM brand to be temporarily put offline from the Amazon Marketplace.

Cost of Goods Sold

Our cost of goods sold for the year ended December 31, 2024 increased by $117 thousand, or 17%, to $800, compared to $683 thousand for the year ended December 31, 2023. This increase resulted primarily from losses resulting from the revaluation of inventory.

Gross Profit

Our gross profit for the year ended December 31, 2024 decreased by $1,690 thousand, or 77%, to $506 thousand, compared to $2,196 thousand for the year ended December 31, 2023. This decrease resulted primarily from the decrease in revenues.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2024, amounted to $1,707 thousand, representing an increase of $66 thousand, or 4%, compared to $1,641 thousand for the year ended December 31, 2023. The increase resulted primarily from an increase in expenses related to research and preclinical studies which amounted to $211 thousand for the year ended December 31, 2024, compared to $101 thousand for the year ended December 31, 2023.

General and Administrative Expenses

Our general and administrative expenses totaled $4,526 thousand for the year ended December 31, 2024, representing an increase of $682 thousand, or 18%, compared to $3,844 thousand for the year ended December 31, 2023. The increase resulted primarily from an increase in share-based expenses and professional and director fees that amounted to $419 thousand and $3,009 thousand, respectively, for the year ended December 31, 2024, compared to $68 thousand and $2,594 thousand, respectively, for the year ended December 31, 2023.

Sales and marketing expenses

Our sales and marketing expenses totaled $1,515 thousand for the year ended December 31, 2024, representing a decrease of $969 thousand, or 39% compared to $2,484 thousand for the year ended December 31, 2023. All sales and marketing expenses are generated by SciSparc Nutraceuticals, which owns the Wellution™ brand. The decrease resulted mainly from a decrease in Amazon fees, which were a result of the decrease in sales of goods by SciSparc Nutraceuticals in 2024 compared to 2023. Other reasons for the decrease in sales and marketing expenses include the decrease in management fees, advertising and depreciation costs.

Other income

Other income in the year ended December 31, 2024, amounted to $1,270 thousand, through the sale of: (i) 320,000 ordinary shares of Polyrizon, (ii) pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and (iii) common warrants to purchase 1,541,096 ordinary shares of Polyrizon to third parties, for aggregate consideration of $771 thousand. Also, we recorded a gain in the amount of $517 thousand from the remeasurement of our remaining investment in such Polyrizon warrants.

Impairment of intangible asset

Our impairment of intangible asset totaled $1,344 thousand for the year ended December 31, 2024, representing an increase of $302 thousand compared to $1,042 for the year ended December 31, 2023. The impairment in the year ended December 31, 2024 resulted from continued losses in the Wellution™ brand, similar to the loss on impairment recognized in the year ended December 31, 2023.

Operating Loss

Our operating loss for the year ended December 31, 2024, was $7,316 thousand, representing an increase of $501, or 7%, as compared to an operating loss of $6,815 thousand for the year ended December 31, 2023. The increase resulted primarily from the decrease in revenues and the increase in general and administrative expenses.

Financial Expense and Income

Financial expenses and income consist of remeasurement of instruments measured at fair value, exchange rate differences, bank fees, loans interest and other transactional costs.

We recognized financial income in the amount of $612 thousand for the year ended December 31, 2024, as compared to financial income of $2,219 thousand for the year ended December 31, 2023. The decrease in financial income for the year ended December 31, 2024 resulted mainly due to a decrease in financial income from the remeasurement of a warrant liability.

We recognized financial expenses for the year ended December 31, 2024, of $353 thousand, as compared to financial expense of $1,055 thousand for the year ended December 31, 2023. The decrease of financial expenses for the year ended December 31, 2024 resulted mainly due to a decrease in losses related to changes in the fair value of securities.

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2024, was $7,472 thousand, representing an increase of $1,589 thousand, or 27%, as compared to $5,883 thousand for the year ended December 31, 2023. The increase resulted primarily from the increase in operating loss and a decrease in financial income, net.

B. Liquidity and Capital Resources

Overview

Since our inception in 2004, and through December 31, 2024, we have funded our operations principally with $76 million from the issuance of our securities in public offerings and private placements. As of December 31, 2024, we had $1.5 million in cash, $10 thousand in trade receivables, $1,079 thousand in other accounts receivable, $113 thousand in inventory, $517 thousand in short-term financial assets, and an additional amount of 20 thousand in short-term bank deposits. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

The table below presents our cash flows for the periods indicated:

	December 31,
	2024	2023
USD in thousands
Operating activities	$(5,104)	$(5,887)

Investing activities	$(1,625)	$(4,094)

Financing activities	$6,193	8,483
Net increase in cash	$(536)	$(1,498)

Operating Activities

Net cash used in operating activities was $5,104 thousand during 2024 in comparison to $5,887 thousand during 2023. The decrease resulted primarily from a decrease in finance income related to gains from the remeasurement of a warrant liability, and a decrease in inventory related to a revaluation of inventory, offset in part by a decrease in losses from the remeasurement of investments in financial assets. Another reason for the decrease in cash used in operating activities is the increase in the loss on impairment of intangible assets, which is a non-cash adjustment, as well as the increase in share-based compensation costs, which are a non-cash adjustment.

Investing Activities

Net cash used in investing activities was $1,625 thousand during 2024 in comparison to net cash used in investing activities of $4,094 thousand during 2023. Net cash used by investing activities during 2024 resulted mainly from a loan granted to a related party in the amount of $4,078, and an investment in a company accounted for using the equity method in the amount of $600 thousand, offset in part by a divestment in short-term bank deposits in the amount of $3,000 thousand.

Net cash used in investing activities during 2023 resulted mainly from the investment in short-term bank deposits in the amount of $3,000 thousand, investment in financial assets in the amount of $689 thousand, and an investment in a company accounted for at equity in the amount of $400 thousand.

Financing Activities

Net cash provided by financing activities of $6,193 thousand in the year ended December 31, 2024, primarily consisted of proceeds from the issuance of share capital in the amount of $6,225 thousand.

Net cash provided by financing activities of $8,483 thousand in the year ended December 31, 2023, primarily consisted of $5,552 thousand of net proceeds from the issuance of share capital, pre-funded warrants and warrants, and by cash generated from the sale of a minority interest in the Wellution brand in the amount of $2,985 thousand.

Wellution Acquisition Agreement

On September 14, 2022, we entered into the Wellution Acquisition Agreement, pursuant to which we acquired the Wellution™ brand, or the Brand. We established SciSparc Nutraceuticals, a wholly owned subsidiary, to hold the new assets, which is also a party to the Wellution Acquisition Agreement. On September 30, 2022, we closed the acquisition of the Brand and paid $4.59 million for the Brand. In addition, at the closing we issued the M.R.M Warrant to M.R.M (each as defined below), to purchase up to 82,418 of our Ordinary Shares. On March 26, 2024, M.R.M. agreed with us to waive all its rights under the M.R.M. Warrants and have the M.R.M. warrants cancelled for no consideration.

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

In connection with the closing, we and Jeffs’ Brands undertook a mutual share exchange in the amount of approximately $288 thousand of ordinary shares from each of us and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, we acquired 35,345 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 ordinary shares from us having an aggregate value of $288,238.

Following the closing of the transaction, which included an equity conversion of the financing amounts of approximately $700 thousand previously provided by the Company to SciSparc Nutraceuticals for working capital, into shares of common stock at the price per share of the Wellution Sale Agreement, we hold approximately 51% of SciSparc Nutraceuticals.

In connection with the Wellution Sale Agreement, at the closing, Jeffs’ Brands and SciSparc Nutraceuticals entered into the Wellution Management Agreement for management services of the WellutionTM brand by Jeffs’ Brands, for a monthly fee of $20 thousand, which was reduced to $10 thousand in 2024. Jeffs’ Brands also received a one-time signing bonus in the amount of $51 thousand.

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

The pre-funded warrants were exercisable immediately upon issuance and had an exercise price of $0.026 per share. Following the Public Offering and as of April 23, 2025, the Company issued 25,000 ordinary shares in respect of the exercise of 25,000 pre-funded warrants.

October 2023 Private Placement

On October 13, 2023, we closed a private placement transaction, or the 2023 Private Placement, pursuant to a securities purchase agreement and a registration rights agreement with an institutional investor for aggregate gross proceeds of approximately $5 million (representing a 30% original issue discount to the aggregate purchase price of $7,180,000), before deducting fees to Aegis, the placement agent and other expenses payable by the Company in connection with the transaction. We sold units to the investors at a purchase price of $3.72 per unit, consisting of 1,930,108 pre-funded Ordinary Share purchase warrants to purchase up to 1,930,108 Ordinary Shares, and an additional accompanying pre-funded warrant to purchase up to 1,930,108 Ordinary Shares.

The pre-funded warrants were exercisable immediately upon issuance and have an exercise price of $0.001 per share. Following the transaction and as of April 23, 2025, we have issued 1,078,991 Ordinary Shares in respect of the exercise of 1,078,991 pre-funded warrants.

AutoMax

On January 14, 2024, we entered into, as lender, a bridge loan agreement with AutoMax, pursuant to which AutoMax received the Bridge Loan, further to the previously-announced non-binding letter of intent for us to acquire AutoMax. On April 10, 2024, we signed the Merger Agreement with AutoMax. On August 14, 2024, on November 26, 2024, and March 27, 2025, we and AutoMax entered into the Merger Agreement Addendum, the Merger Agreement Second Addendum, and Merger Agreement Third Addendum, respectively. On June 9, 2024, we entered, as lender, into the Amended Bridge Loan, pursuant to which AutoMax received an additional loan in the amount of $1.0 million, for an aggregate amount of $2.4 million. On September 5, 2024, we entered into the Second Amendment, pursuant to which we extended an additional Loan amount to AutoMax.  During the month of September 2024, we provided AutoMax with the loan amounts due under the Second Amendment to the Bridge Loan, and offset any interest due until November 30, 2024 from the principal amount, such that on the closing date of the Merger, we will be entitled to be paid the due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Loan Amount, accruing from the period beginning on December 1, 2024 and ending on the effective date of the Merger.

The Merger Agreement contemplates that at closing, we shall deliver to AutoMax the closing financing amount. In light of the Bridge Loan and amendments thereto, no closing financing amount will be transferred. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of us. The Bridge Loan amount, together with any accrued interest, may be repaid in part or in whole prior to the repayment date, contingent on whether the closing of the Merger Agreement occurs. The repayment date shall be at the earlier date of: (a) the Closing, in which the owed amount shall be deemed set-off against the closing financing amount; or (b) if the Merger Agreement is terminated in accordance with its terms, within three months from such termination date.

On February 27, 2025, we announced that we had entered into the Additional Loan Agreement with AutoMax where a $2 million loan was provided. The loan bears an 8% annual interest rate and will be repaid in equal monthly installments of $50,000 and interest, with AutoMax retaining the option to make early repayment without penalties. The interest on the loan will be cancelled as of the consummation of the Merger Agreement and AutoMax will continue to make monthly payments towards the principal amount of the loan. As collateral, AutoMax pledged a first-ranking fixed charge on its subsidiary’s shares, in accordance with a fixed charge debenture.

January 2024 Standby Equity Purchase Agreement

On January 21, 2024, we entered into a SEPA with YA, as amended on February 26, 2024. Pursuant to the SEPA, we will be able to sell up to $20.0 million Ordinary Shares, at our sole option, any time during the three-year period following the execution date of the SEPA. Of the $20.0 million eligible to be sold pursuant to the SEPA, as of April 23, 2025 we have sold 925,159 Ordinary Shares to YA pursuant to the SEPA. Pursuant to the terms of the SEPA, any Ordinary Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any shares that would result in it owning more than 9.99% Ordinary Shares. We are not permitted to utilize the SEPA pursuant to the February 2025 Securities Purchase Agreements, as defined below, until all of the convertible debentures have been paid off.

February 2025 Securities Purchase Agreements

On February 25, 2025, we entered into securities purchase agreements, or the February 2025 Securities Purchase Agreements, with certain investors, pursuant to which we sold and issued to the investors convertible debentures, or Debentures, in the aggregate principal amount of $4.2 million, or the Subscription Amount, which are convertible into Ordinary Shares at a purchase price equal to 95% of the Subscription Amount. The Debentures, having been issued, will mature on the one-year anniversary of the issuance date of the Debentures. Further, interest will accrue on the outstanding principal balance of the Debentures at an annual rate of 8%, which will increase to an annual rate of 18% upon an event of default for so long as such Event of Default remains uncured. The investors will have the right to convert the Debentures into Ordinary Shares at the lower of (i) 110% of volume weighted average price of the Ordinary Shares the trading day immediately preceding the closing or (ii) 95% of the lowest daily volume weighted average price of the Ordinary Shares during the 20 consecutive trading days immediately preceding the conversion date or other date of determination, or the Market Price; provided that the Market Price may not be lower than the floor price, which will be equal to 20% of the volume weighted average price of the Ordinary Shares on the day prior to the closing. At the closing of the transaction, we issued to the investors 3,615,656 warrants which are exercisable into a number of Ordinary Shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the Ordinary Shares immediately prior to the closing date, or $0.5532 per warrant. The warrants are exercisable for a term of five years from the issuance date.

We entered into a global guaranty agreement, or the Global Guaranty Agreement, with one of the investors through certain of our subsidiaries, pursuant to which such subsidiaries will guaranty its obligations under the Debenture with the lead debenture investor and other instruments, agreements or other items executed or delivered pursuant to the Global Guaranty Agreement.

We also entered into a registration rights agreement with the lead debenture investor, pursuant to which we have agreed to provide to the lead debenture investor registration rights under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

In connection with the securities purchase agreements with the investors, on February 25, 2025, we entered into a deed, or Deed, with AutoMax and three investors. Pursuant to the Deed, SciSparc assigned part of the Subscription Amount in the amount of $2 million to AutoMax in lieu of making the payment under the Additional Loan Agreement.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our securities as well as exercises of warrants and options to purchase Ordinary Shares or ADSs, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of pharmaceutical product candidates and we do not expect to generate revenues from sale of our pharmaceutical product candidates in the next few years.

As of December 31, 2024, our cash, including short-term bank deposits, was $1,560 thousand.

Our cash and cash equivalents position is not sufficient to fund our planned operations for at least a year beyond the date of the filing date of this Annual Report. The ability to continue as a going concern is dependent upon our obtaining the necessary financing to meet our obligations and repay liabilities arising from normal business operations when they become due. While we have successfully raised funds in the past, there is no guarantee that we will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms would have serious consequences on our financial condition and results of operations. In addition, we started to recognize revenues from sales. However, our pharmaceutical operations are dependent on our ability to raise additional funds from existing and/or new investors. This dependency will continue until we are able to finance our operations through generating revenue from our products. These factors raise substantial doubt about our ability to continue as a going concern.

In September 2022, we purchased Wellution™, a business and brand which sells hemp-based products on Amazon Marketplace.

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

On April 10, 2024, we signed the Merger Agreement with AutoMax. On August 14, 2024, November 26, 2024 and March 27, 2025, we and AutoMax entered into the Merger Agreement Addendum, the Merger Agreement Second Addendum and the Merger Agreement Third Addendum, respectively. For more information, see Item 3D “Risk Factors-Risks Related to the Merger between SciSparc and AutoMax.”

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Operating Expenses-Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Comparison of the year ended December 31, 2024 to the year ended December 31, 2023-Research and Development Expenses.”

D. Trend information

The trends impacting us are described elsewhere in this Annual Report on Form 20-F, including in “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5.A. Operating Results”, “Item 5.B. Liquidity and Capital Resources”, and “Item 10.C. Material Contracts”.

In addition, the anticipated merger between us and AutoMax, if completed, is expected to significantly impact our future operational and financial profile. If the Merger is consummated, we anticipate that our current business operations will continue while AutoMax’s current business activities will continue to be carried out by AutoMax as a wholly-owned subsidiary of SciSparc. In the short term, we expect to incur transaction-related expenses, including legal, advisory, and regulatory costs associated with the Merger. These expenses may continue to affect our financial results until the closing or termination of the Merger. In the longer term, we expect the consummation of the Merger to occur on or before September 30, 2025.

E. Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 and the significant accounting judgments, estimates and assumptions used in the preparation of the financial statements in Note 3 to our financial statements for the year ended December 31, 2024. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Going Concern

As of December 31, 2024, our cash and cash equivalents totaled $1.5 million. In the period ended December 31, 2024, we had an operating loss of $7.3 million and negative cash flows from operating activities of $5.1 million. Our current cash and cash equivalents position is not sufficient to fund our planned operations for at least a year beyond the date of the filing date of the financial statements. The ability to continue as a going concern is dependent upon our obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they become due. While we have successfully raised funds in the past, there is no guarantee that we will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations. In addition, we have started recognizing revenues from sales. However, our pharmaceutical operations are dependent on our ability to raise additional funds from existing and/or new investors. This dependency will continue until we are able to completely finance our operations by generating revenue from our products. These above-mentioned factors raise substantial doubt about our ability to continue as a going concern.

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

In the year ended December 31, 2024, we have reviewed indications of decline to our intangible assets, and have determined that there are signs of decline in the value of the intangible assets and recognized a loss as a result of impairment in the amount of $1,344 thousand (as of December 31, 2023, it was $1,042 thousand).

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

Volatility - The expected volatility is based on fluctuations in the price of our Ordinary Share prices on Nasdaq.

Risk free interest rate - The risk free interest rate is based on the U.S. Treasury yield curve, in accordance with the option’s contractual term.

Fair value of loan to AutoMax (a related party)

We entered into the Bridge Loan with AutoMax, which is considered a related party, which amounted to $4.25 million as of December 31, 2024. The Bridge Loan was extended in the context of an agreement for our acquisition of AutoMax, serving as an advance payment toward the transaction. The repayment terms of the Bridge Loan are contingent on the completion of the Merger, with provisions for set-off against the closing financing amount upon consummation of the transaction.

Evaluating the fair value of the Bridge Loan was complex and required considerable judgment due to the significant estimates in management’s assumptions, particularly regarding the involvement of a related party. The assessment of the recoverability of the Bridge Loan is complex and subjective.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of April 23, 2025:

Name	Age	Position
Itschak Shrem	77	President and Director
Amitay Weiss	63	Chairman of the Board of Directors
Oz Adler	38	Chief Executive Officer and Chief Financial Officer
Dr. Adi Zuloff-Shani	56	Chief Technologies Officer
Amnon Ben Shay(1)(2)(3)	62	Director
Alon Dayan(1)(2)(3)	49	Director
Moshe Revach(3)	49	Director
Liat Sidi(3)	50	Director
Lior Vider(1)(2)(3)	48	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as determined by our Board of Directors, pursuant to the definition prescribed to such term under Nasdaq Stock Market rules)

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

Mr. Amitay Weiss has served on our Board of Directors since August 2020 and as our Chairman since January 2022. Mr. Weiss served as our Chief Executive Officer from August 2020 to January 2022. Mr. Weiss currently serves as chairman of the board of directors of Automax Motors Ltd. (TASE: AMX.TA), as a director of Jeffs’ Brands Ltd (Nasdaq: JFBR) and as an external director of Cofix Group Ltd. (TASE: CFCS). Mr. Weiss also chairs and serves as director on the board of director of several public and private companies, including, Clearmind (Nasdaq: CMND), Maris Tech Ltd. (Nasdaq: MTEK) and N2 OFF, INC.. (Nasdaq: NITO). In 2016, Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B. from the Ono Academic College.

Mr. Oz Adler, CPA, was appointed to serve as our Chief Executive Officer in January 2022 and has served as our Chief Financial Officer since April 2018 and previously held served as our VP Finance from March 2018 until April 2018 and as our Controller from September 2017 to March 2018. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous private, such as Polyrizon Ltd., and public companies, including Jeffs’ Brands Ltd (Nasdaq: JFBR), Rail Vision Ltd. (Nasdaq: RVSN) and Clearmind (Nasdaq: CMND), (FSE: CWY), and previously served as the chief financial officer of XYLO Technologies Ltd. (Nasdaq: XYLO) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Dr. Adi Zuloff-Shani, PhD, has served as our Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 20 years of experience as a research and development executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (Nasdaq: MCUR) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani currently serves as the Chief Executive Officer of Clearmind (Nasdaq: CMND), (FSE: CWY). She has served as the Chairman of Orsus Therapeutics, Inc. since November 2022, as a member of the scientific advisory board of N2 OFF, Inc. (Nasdaq: NITO) since October 2021 and as a director of MitoCareX since May 2022. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.

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

Mr. Alon Dayan has served as a member of our Board of Directors since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Dayan is the founder of L1-Systems Ltd. and has served as its chief executive officer since 2014 and is also the founder of Viewbix Inc. (formerly known as Virtual Crypto Technologies Inc.) (OTC: VBIX), a company he served as chief executive officer from 2018 to 2019. Mr. Dayan is currently director at Viewbix Inc. Prior to that, he served as a business development manager at Elbit Systems Ltd. from 2006 to 2013. Mr. Dayan holds a B.A. in electronical engineering from Ariel University, Israel.

Mr. Moshe Revach has served as a member of our board of directors since September 2022. Mr. Revach also previously served as our director since August 2020 until his resignation on March 13, 2022. Mr. Revach has served as vice-counselor of the Ramat Gan municipality and has been on its financial committee since March 2024. Mr. Revach serves as a director of L.L.N IT solutions, a wholly owned subsidiary of the Jewish Agency for Israel, RPG Economic Society, ParaZero Technologies Ltd. (Nasdaq: PRZO), Plantify Foods Inc (CVE: PTFY), and Jeffs’ Brands Ltd (Nasdaq: JFBR). Mr. Revach previously served as a director of Biomedico Hadarim, and Jewish Experience Company on behalf of the Jewish Agency and also served as deputy mayor of Ramat Gan, Israel from 2013 to 2023, while also heading the sports and government relations departments in the Ramat Gan municipality. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby.

Ms. Liat Sidi has served as our Director since August 2020. Ms. Sidi serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) and has served as director for N2 OFF, Inc.. (Nasdaq: NITO) since November 2023. Ms. Sidi previous served as director for Plantify Foods Inc (CVW: PTFY) from September 2023 to January 2024. Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006. Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting.

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

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management, as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to us for the year ended December 31, 2024.

USD in thousands	Salary/Fee	Pension, Retirement and Other Similar Benefits(1)	Share- Based Compensation(2)
All directors and senior management as a group, consisting of 9 persons	$675	$90	$157

(1)	Represents the directors and senior management’s payment of mandatory social benefits made by us on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on fair value for Ordinary Shares options granted and estimated using the Black-Scholes option pricing model.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers or directors during or with respect to the year ended December 31, 2024.

Annual Compensation

Executive Officer	Salary/Fee	Pension, Retirement and Other Similar Benefits	Share- Based Compensation(1)	Total
USD in thousands
Oz Adler Chief Executive Officer and Chief Financial Officer	$374	$48	$31	$453

Dr. Adi Zuloff-Shani Chief Technologies Officer	$283	$42	$17	$342

Itschak Shrem President	$268	$-	$31	$299

Amitay Weiss Chairman	$268	$-	$31	$299

Lior Vider Director	$28	$-	$9	$37

(1)	Share-based compensation includes the cost of our non-cash share-based compensation in 2024.

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

As required by the Companies Law, our compensation committee and Board of Directors approved, and recommended to our shareholders to approve, amended terms of compensation of our Chief Executive Officer, Mr. Oz Adler, our President, Mr. Itschak Shrem, and our and Chairperson of the Board of Directors, Mr. Amitay Weiss, as set forth below. Such terms are in line with our Compensation Policy and were approved by our shareholders on February 10, 2022. We intend to ask our shareholders to reapprove the Compensation Policy at the annual meeting to be held in 2025.

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

Board of Directors

Our Board of Directors presently consists of seven members. Nasdaq listing standards require that a majority of our Board of Directors be independent. These standards provide, among other things, that a person will be considered an independent director if he or she is not an officer of the Company and is, in the view of our board of directors, free of any relationship that would interfere with the exercise of independent judgment. We believe that Mr. Vider, Ms. Sidi, Mr. Ben Shay, Mr. Revach and Mr. Dayan are all currently considered “independent” for purposes of the Nasdaq rules. As such, our Board of Directors is comprised of a majority of independent directors as such term is defined in the Nasdaq rules. Our amended and restated articles of association provide that the number of directors shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than 12 directors. Pursuant to the Companies Law, the overall planning and management of our business is vested in our Board of Directors. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors. All other executive officers are appointed by the Board of Directors or by our Chief Executive Officer, provided that he was authorized by the Board of Directors to do so. Their terms of employment are subject to the approval of our Board of Directors’ Compensation Committee (see “-Compensation Committee”) and of the Board of Directors (and in case the terms are not compatible with the provisions of the compensation policy, to our shareholders’ approval as well), and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

Our directors are divided among the three classes as follows:

●	the Class I directors consist of Ms. Liat Sidi and Mr. Amnon Ben Shay, and their terms will expire at our annual general meeting of shareholders to be held in 2027;

●	the Class II directors consist of Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider and their terms will expire at our annual general meeting of shareholders to be held in 2025; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at our annual general meeting of shareholders to be held in 2026.

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

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. Our Board of Directors has determined that the minimum number of our directors of who are required to have accounting and financial expertise is one.

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

On February 15, 2022, we filed a lawsuit in the Economic Division of the Tel Aviv Court against six of our former directors, including our former interim chief executive officer and executive chairman, which included allegations of breaches of their fiduciary duties (duty of care and duty of loyalty) under the Companies Law. This lawsuit was settled in February 2025, pursuant to a settlement agreement entered into between the defendants and us and thereafter approved by the court. See “Legal Proceedings” in Item 8.A below for additional information.

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

We have adopted an audit committee charter setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq listing rules, including, among others, the following:

●	considering and making recommendations to the Board of Directors on our financial statements, reviewing and discussing the financial statements and presenting its recommendations with respect to the financial statements to the Board of Directors prior to the approval of the financial statements by our Board of Directors;

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the Board of Directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our Board of Directors;

●	reviewing and monitoring, if applicable, legal matters with significant impact, reviewing regulatory authorities’ findings, receiving reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommending to our Board of Directors if so required, and overseeing our policies and procedures regarding compliance with applicable financial and accounting related standards, rules and regulations; and

●	supervising the manner we implement the requirements of the Privacy Protection Law, 1981 and the Privacy Protection Regulations (Data Security), 2017.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a Compensation Policy. The Compensation Policy must be adopted by the company’s Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy is then brought for approval by our shareholders and is subject to special majority requirements. On February 10, 2022, our shareholders approved our new Compensation Policy, which expired on February 9, 2025. We intend to ask our shareholders to reapprove the Compensation Policy at the annual meeting to be held in 2025. The duties of the compensation committee also include the administration of the Company’s policy for recovery of erroneously awarded compensation.

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

2023 Share Incentive Plan

The 2023 Plan was adopted by our board of directors on December 28, 2023. The 2023 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. As of April 23, 2025, 953,787 Ordinary Shares were reserved and available for issuance under the 2023 Plan.

Shares Available for Grants. The maximum number ordinary shares available for issuance under the 2023 Plan is equal to the sum of (i) 2,000,0000 shares and (ii) any shares subject to awards under the 2015 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, provided that no more than 1,013,787, Ordinary Shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2023 Plan or the 2015 Plan may again be available for issuance under the 2023 Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2023 Plan in its discretion.

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

D. Employees.

On December 31, 2022, we had 3 full-time employees. On December 31, 2023, we had 3 full-time employees. On December 31, 2024, we had 2 full-time employees, our Chief Executive Officer, who is also our Chief Financial Officer, and our Chief Technologies Officer.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 23, 2025 by:

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

Holders of more than 5% of our ordinary shares	Number of Ordinary Shares Beneficially Owned(1)		Percent of Class(2)
Officers and Directors who are not 5% holders:
Itschak Shrem	76,536	(3)	*

Amitay Weiss	76,221	(4)	*

Oz Adler	76,256	(5)	*

Dr. Adi Zuloff-Shani	38,756	(6)	*

Amnon Ben Shay	22,711	(7)	*

Alon Dayan	22,711	(7)	*

Liat Sidi	22,711	(7)	*

Lior Vider	22,711	(7)	*

Moshe Revach	22,500	(8)	*

All directors and executive officers as a group (9 persons)	381,113		3.50%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 10,828,251 ordinary shares issued and outstanding as of April 23, 2025, plus ordinary shares relating to restricted share units, or RSUs, options and warrants currently exercisable or vesting within 60 days of April 23, 2025, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes (i) 340 Ordinary Shares; (ii) 50,000 vested RSUs; (iii) 25,000 RSUs vesting within 60 days of April 23, 2025; and (iv) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share, and an expiration date of January 3, 2028.

(4)	Includes (i) 25 Ordinary Shares; (ii) 50,000 vested RSUs; (iii) 25,000 RSUs vesting within 60 days of April 23, 2025; and (iv) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share and an expiration date of January 3, 2028.

(5)	Includes (i) 50,000 vested RSUs; (ii) 25,000 RSUs vesting within 60 days of April 23, 2025; (iii) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share; and (iv) options to purchase 60 Ordinary Shares at an exercise price of $5,460 per share. Mr. Adler’s options have an expiration date of January 3, 2028, to October 10, 2029, and a weighted average exercise price of $422.

(6)	Includes (i) 25,000 vested RSUs; (ii) 12,500 RSUs vesting within 60 days of April 23, 2025; (iii) options to purchase 6 Ordinary Shares at an exercise price of NIS 77,241 (approximately $20,876) per share; (iv) options to purchase 54 Ordinary Shares at an exercise price of $5,640 per share; and (v) options to purchase 1,196 Ordinary Shares at an exercise price of $169 per share. Dr. Zuloff-Shani’s options have an expiration date of February 16, 2026 to October 10, 2029, and a weighted average exercise price of $207.

(7)	Includes (i) 15,000 vested RSUs; (ii) 7,500 RSUs vesting within 60 days of April 23, 2025; and (iii) options to purchase 211 Ordinary Shares at an exercise price of $169 per share and an expiration date of January 3, 2028.

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

Record Holders

As of April 23, 2025, there were 30 holders of record of our Ordinary Shares, eight of which have a registered address in the United States.

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

Options

Since our inception, we have granted options to purchase our Ordinary Shares, and RSUs to our employees, officers, service providers and certain of our directors. Such option and RSU agreements and may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our equity incentive plans under Item 6.E. “Share Ownership-Equity Incentive Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for 90 days after such termination.

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

On November 17, 2022, we invested $1.5 million in Clearmind in connection with its initial public offering on Nasdaq, in exchange for 230,769 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind.

Polyrizon

On May 31, 2022, we entered into the Polyrizon Collaboration Agreement with Polyrizon. Mr. Adler, our Chief Executive Officer and Chief Financial Officer, serves as a director in Polyrizon. See Item 4.B. “Business Overview - Polyrizon” for additional information.

On August 13, 2024, we entered into a termination agreement with Polyrizon to terminate the Polyrizon Collaboration Agreement.

Additionally, on August 13, 2024, we entered into the License Agreement for the out-licensing of our SCI-160 program with Polyrizon. Pursuant to the License Agreement, we granted Polyrizon the Polyrizon License and received 320,000 ordinary shares of Polyrizon, pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and common warrants to purchase 2,054,793 ordinary shares of Polyrizon, at an exercise price of $4.38 per share. On December 30, 2024, we entered into the Polyrizon Share Transfer Agreement and sold all of the Polyrizon ordinary shares and pre-funded warrants held by us, as well as an aggregate of 1,541,096 Polyrizon common warrants to third parties, for aggregate consideration of $770,548. See Item 4.B. “Business Overview — Polyrizon” for additional information.

On April 1, 2025, we entered into a securities purchase agreement with Polyrizon, pursuant to which we participated in a private placement of Polyrizon and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, we entered into an exchange agreement with Polyrizon, pursuant to which we exchanged existing ordinary share warrants of Polyrizon held by us for Series A warrants to purchase ordinary shares of Polyrizon.

Jeffs’ Brands

On February 23, 2023, we entered into the Wellution Sale Agreement with Jeffs’ Brands and Jeffs’ Holdings. See Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for additional information

Mr. Oz Adler, our Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands, Mr. Amitay Weiss, our chairman of the board of directors and Mr. Moshe Revach, a member of our board of directors, are both directors in Jeffs’ Brands.

MitoCareX

On February 25, 2025, we entered into the MitoCareX SPEA together with MitoCareX, the other Sellers, pursuant to which the Sellers will sell their stakes in MitoCareX to N2OFF, thereby resulting in MitoCareX becoming a wholly-owned subsidiary of N2OFF. The closing of the MitoCareX SPEA is contingent upon, among other customary obligations, obtaining approval of N2OFF’s stockholders by the requisite majority. On the closing date of the transactions contemplated under the MitoCareX SPEA, we will transfer and sell our stake in MitoCareX to N2OFF in consideration for a cash payment of $700,000 N2OFF Common Stock, representing 16.75% of N2OFF on a fully-diluted basis. Either party may terminate the MitoCareX SPEA if the closing date has not occurred within ninety days of February 25, 2025. Following the closing date of the MitoCareX SPEA, the Sellers may receive Additional N2OFF Stock, if respective milestones are achieved as defined in the MitoCareX SPEA. For more information, see Item 4.B. “Business Overview — MitoCareX” for additional information.

Each of Amitay Weiss and Liat Sidi, our board members, also serve as board members of N2OFF.

AutoMax

On June 25, 2023, we entered into the AutoMax SPA with AutoMax.

On November 22, 2023, we announced the signing of a non-binding letter of intent, to acquire AutoMax, with certain new negotiated terms as announced on December 7, 2023.

On January 14, 2024, we entered into the Bridge Loan with AutoMax.

On April 10, 2024, we signed the Merger Agreement with AutoMax

On June 9, 2024, we entered into the Amended Bridge Loan with AutoMax.

On August 14, 2024, we signed the Merger Agreement Addendum with AutoMax.

On September 5, 2024, we entered into the Second Amendment with AutoMax.

On November 26, 2024, we signed the Merger Agreement Second Addendum with AutoMax.

On February 24, 2025, we entered into the Additional Loan Agreement with AutoMax.

On March 27, 2025, we signed the Merger Agreement Third Addendum with AutoMax.

See Item 4.B. “Business Overview — AutoMax” for additional information on commercial agreements related to AutoMax.

Mr. Amitay Weiss, our chairman of the board of directors is the chairman of the board of directors of AutoMax.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See Item 18. “Financial Statements.”

Legal Proceedings

Claims Against our Former Directors

On February 15, 2022, we filed a lawsuit against our former directors in the Economic Division of the Tel Aviv Court, case number 34426-02-22, or the Lawsuit. The Lawsuit named the Defendants and includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) of the Defendants under the Companies Law.

The Lawsuit challenged a transaction approved by the Defendants in August 2018, to acquire, via one of our subsidiaries, Therapix Healthcare Resources, Inc., eight pain clinics and a fully equipped laboratory from Anesthesia Services Associates PLLC. (d/b/a Comprehensive Pain Specialist), or the Transaction. The Lawsuit claimed that the Defendants breached their fiduciary duties when approving the Transaction, causing us significant harm. The Lawsuit claimed damages in the amount of NIS 13,114,200 (approximately $4.12 million), accounting for the amounts invested by the Company in the Transaction and indirect expenses arising from the Transaction.

In February 2025, we announced that we settled this lawsuit, pursuant to which we received a settlement sum of $411,000 from the Defendants in exchange for our dismissing the lawsuit, or the Settlement. The Settlement also includes the termination, effective February 5, 2024, of a licensing agreement, or the Dekel License Agreement, with Dekel Pharmaceuticals Ltd., a company controlled by Dr. Shmulewitz. As part of the Settlement, we will retain our exclusive global rights to our intellectual property portfolio, patents, know-how and technologies and are released from all alleged commitments, claims and royalties related or arising out of the Dekel License Agreement, including those related to claimed core technologies. Dekel will assume full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property, which are not related to our pipeline and development program.

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

The Encouragement of Research, Development and Technological Innovations in the Industry Law, 5744-1984

Under the Innovation Law, research and development programs which meet specified criteria and are approved by a committee of the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, or a grant recipient, is typically required to pay royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. Under the regular benefits tracks, the royalties are generally at a range of 3% to 5% of revenues until the entire IIA grant is repaid, together with an annual accrued interest. Under the regulations of the Innovation Law, grants received before January 1, 1999, bear no interest. Grants received before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA file, and that interest rate will apply to all of the funding received under that IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, bear the higher interest rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of such royalties is required.

The terms of the Innovation Law also require that the manufacture of products developed with IIA grants be performed in Israel. The transfer of manufacturing activity outside Israel is subject to the prior approval of the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required). It should be noted that the terms of the Innovation Law do not restrict the export of products that incorporate the funded know-how. Under the regulations of the Innovation Law, assuming we receive approval from the IIA to manufacture our IIA-funded products outside Israel, our liability to the IIA may be increased to between 120% and 300% of the grants we received from IIA depending upon the manufacturing volume that is performed outside of Israel. For grant applications submitted to the IIA after October 25, 2023, the maximum increased liability in connection with manufacturing outside of Israel is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

If the manufacturing is performed outside of Israel, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates.

The know-how developed within the framework of the IIA plan may not be transferred or licensed to third parties outside Israel without the prior approval of the IIA. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project(s) to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants and our aggregate research and development investments in the project that was funded by these IIA grants, multiplied by the transaction consideration taking into account a depreciation mechanism (if applicable), and less royalties already paid to the IIA. According to regulations promulgated under the Innovation Law, the maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed six times the amount of the grants received plus interest, with a possibility to reduce such payment to up to three times the amount of the grants received plus interest if the grant recipient undertakes to continue the research and development activity in Israel for a period of at least three years after the transfer of knowhow, and maintain at least 75% of the research and development employees the company had for the six months before the know-how was transferred, subject to additional conditions specified in the regulations.

Transfer or licensing of know-how to an Israeli entity is subject to the IIA prior approval and to an undertaking of the recipient Israeli entity to undertake all the transferor’s obligations to the IIA and to comply with the provisions of the Innovation Law and related regulations, including the restrictions on the transfer and licensing of know-how and the obligation to pay royalties, as further described in the Innovation Law and related regulations.

The restrictions under the Innovation Law will continue to apply even after we repay the full amount of royalties payable pursuant to the grants. In addition, the government of the State of Israel may from time to time audit sales of product candidates which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional product candidates.

These restrictions may impair our ability to outsource manufacturing or research and development activities or otherwise transfer or license our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties or other payments to the IIA. If we fail to comply with certain restrictions under the Innovation Law, we may be subject to mandatory repayment of grants received by us (together with interest and penalties), as well as be exposed to criminal charges.

Our research and development efforts have been financed, partially, through grants that we have received from the IIA. We therefore must comply with the requirements of the Innovation Law and related regulations. Our total outstanding obligation to the IIA, respectively, including the interest accrued through December 31, 2024, amounts to approximately $1.2 million.

Tax Benefits for Research and Development

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

Real Gain accrued by individuals on the sale of our Ordinary Shares will be taxed at the rate of 25%. However, if the shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or the individual shareholder is a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, based on a written contract, 10% or more of one of the Israeli resident company’s “means of control” including, among other things, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2024).

Individual and corporate shareholder dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the tax rates applicable to business income- 23% for corporations in 2024 and a marginal tax rate of up to 47% in 2024 for individuals, unless the benefiting provisions of an applicable tax treaty applies. Certain Israeli institutions who are exempt from tax under Section 9(2) or Section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of shares.

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

If not exempt, a non-Israeli resident would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2024) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “Significant Shareholder”, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2024) unless contrary provisions in a relevant tax treaty applies.

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

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every calendar year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gains are also reportable on the annual income tax return.

Dividends

A distribution of dividends from an Israeli company to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Significant Shareholder (as defined above in this section) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, generally, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel (although, if such dividends are subsequently distributed to individuals, the aforesaid will apply).

Non-Israeli residents (whether individuals or a corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% or 30% with respect to a Significant Shareholder (as defined above) at the time of receiving the dividend or on any time during the preceding twelve months. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Significant Shareholder or not). For example, under the United States-Israel Tax Treaty, the rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by an Approval/Beneficial/Preferred Enterprise (as defined under the Investment Law), that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold NIS 721,560 for 2024, which amount is linked to the annual changes to the Israeli Consumer Price Index(with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027)including, but not limited to income derived from dividends, interest and capital gains. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made to an Israeli resident individual in good faith and on condition that the recipient of the gift is not a non-Israeli resident. If the gift giver is a non-Israeli resident individual, then he should be exempted under the aforementioned capital gains tax exemptions provided for a regular sale of shares.

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

We do not believe that we would be deemed a PFIC for 2025. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/U.S. dollar currency exchange rates. As of December 31, 2024, the vast majority of our liquid assets are held in U.S. dollars, and the majority of our expenses is denominated in U.S. dollars. Changes of both 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase our loss for 2024 by less than 1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Our functional currency is the U.S. dollar.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2024. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer (a member of EY Global), served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2024. Kost Forer Gabbay & Kasierer (a member of EY Global) has served as our principal independent registered public accounting firm since 2009.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023	2024
Audit fees(1)	$155,000	$155,000
Audit-related fees(2)	122,500	104,000
Tax fees(3)	$4,000	$8,000
All other fees	-	-
Total	$281,500	$267,000

(1)	Includes professional services rendered in connection with the audit of our annual financial statements, review of our interim financial statements.

(2)	Includes professional services rendered in connection with the fees relating to our public equity offerings and related filings. Includes professional

(3)	services rendered in connection with the audit of our Israeli tax return report.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, consultants, contractors and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

This policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that our directors and officers, our subsidiaries and/or affiliates must observe prior to effecting any transaction in our securities.

We believe that this policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of this policy is filed as Exhibit 11.1 to this Form 20-F.

ITEM 16K. CYBERSECURITY.

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. Our IT general controls cybersecurity policies, standards, processes and practices are fully integrated into our risk management approach. In general, we seek to address IT general controls cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: As discussed in more detail under the heading “Governance,” our management oversees our cybersecurity risk management and interacts with our Sarbanes-Oxley Act, or SOX, advisor and our Information Security advisor and other relevant members of management.

●	Collaborative Approach: we have implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

●	Technical Safeguards: we deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Recovery Planning: we have established and maintains comprehensive recovery plans that fully address our response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

●	Education and Awareness: We provide regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

We engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability evaluation, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We are engaged with a subcontractor that monitors the IT system and cybersecurity, including centralized patch management as part of their routine job functions. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the board of directors, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Governance

Our management interacts with our SOX advisor and our Information Security advisor and other relevant members of management. Our Information Security advisor is responsible for assessing and managing cyber risk management, informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. Our Information Security advisor has experience selecting, deploying, and operating cybersecurity technologies, initiatives, and processes, and relies on threat intelligence as well as other information obtained from governmental, public or private sources. The board of directors receives updates on IT general controls, and a set of policies and procedures that govern how our IT systems operate and ensure the confidentiality, integrity, and availability of data as well as on cybersecurity risks, including prevention of data theft, unauthorized access, operational disruption, and data breaches. Our management also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, our management discusses our approach to IT general controls and cybersecurity risk management with our SOX advisor.

As of April 23, 2025, we do not believe that we have experienced any cybersecurity attack. Cybersecurity threats and cybersecurity incidents, if they occur, can materially affect or are reasonably likely to affect us, including its business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1	Amended and Restated Articles of Association of SciSparc Ltd.	F-3	333-269839	3.1	February 16, 2023
2.1	Description of Securities					*
2.2	Form of Warrant	6-K	001-38041	4.2	November 24, 2020
2.3	Form of Pre-Funded Warrant	6-K	001-38041	99.4	March 2, 2021
2.4	Form of Series A Warrant	6-K	001-38041	99.5	March 2, 2021
2.5	Form of Series B Warrant	6-K	001-38041	99.6	March 2, 2021
2.6	Form of Ordinary Share Purchase Warrant, pursuant to Securities Purchase Agreement, dated May 27, 2022	6-K	001-38041	99.5	May 27, 2022

4.1	Form of Promissory Note between SciSparc Ltd. and YA II PN Ltd, which includes the Repayment Schedule (Exhibit 1)	6-K	001-38041	4.1	January 25, 2024
4.2	Form of Indemnification Agreement	20-F	001-38041	4.12	May 1, 2017
4.3	Form of Exculpation Agreement	20-F	001-38041	4.5	March 30, 2021
4.4	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc.	6-K	001-38041	10.3	April 4, 2023
4.5	Standby Equity Purchase Agreement dated January 21, 2024, between YA II PN Ltd. and SciSparc Ltd.	6-K	001-38041	10.1	January 25, 2024
4.6	First Amendment to the Standby Equity Purchase Agreement, dated as of February 26, 2024, between SciSparc Ltd. and YA II PN, Ltd	F-1	333-277394	10.22	February 27, 2024
4.7	Israeli Share Option Plan	F-1	333-214458	10.5	November 4, 2016
4.8	SciSparc Share Incentive Plan (2023)	F-1	333-277394	10.7	February 27, 2024
4.9	Form of Shareholder Support Agreement, dated April 10, 2024, by and between SciSparc Ltd. and each of the parties named therein.	6-K	001-38041	99.2	April 11, 2024
4.10	Loan Agreement, dated January 14, 2024, by and between SciSparc Ltd. and AutoMax Motors Ltd.	F-1	333-277394	10.24	June 17, 2024
4.11	Amendment to the Loan Agreement, dated June 9, 2024, by and between SciSparc Ltd. and Polyrizon Ltd.	F-1	333-277394	10.25	June 17, 2024
4.12	Exclusive Patent License Agreement, dated August 13, 2024, between SciSparc Ltd. and Polyrizon Ltd.	6-K	001-38041	10.1	August 19, 2024
4.13	Second Amendment to the Loan Agreement, dated September 5, 2024, by and between SciSparc Ltd. and AutoMax Motors Ltd.	F-4	333-282351	10.4	September 26, 2024
4.14	Loan Agreement, dated February 24, 2025 by and between SciSparc Ltd. and AutoMax Motors Ltd.	6-K	001-38041	10.5	February 27, 2025

4.15	Form of Convertible Debenture	6-K	001-38041	4.1	February 27, 2025
4.16	Ordinary Shares Purchase Warrant	6-K	001-38041	4.2	February 27, 2025
4.17	Form of Securities Purchase Agreement between SciSparc Ltd. and each of the investors listed on the Schedule of Buyers therein	6-K	001-38041	10.1	February 27, 2025
4.18	Securities Purchase Agreement between SciSparc Ltd. and YA II PN, Ltd.	6-K	001-38041	10.2	February 27, 2025
4.19	Global Guaranty Agreement, dated February 25, 2025, by Brain Bright Ltd. and Evero Health Ltd. in favor of an investor.	6-K	001- 38041	10.3	February 27, 2025
4.20	Registration Rights Agreement, dated February 25, 2025, by and between an investor and SciSparc Ltd.	6-K	001- 38041	10.4	February 27, 2025
4.21	Securities Purchase and Exchange Agreement, dated February 25, 2025, by and among N2OFF, Inc., MitoCareX Bio Ltd., SciSparc Ltd., Dr. Alon Silberman and Prof. Ciro Leonardo Pierri.	6-K	001- 38041	10.1	March 3, 2025
4.22	Agreement and Plan of Merger, dated April 10, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd.	6-K	001-38041	99.1	April 11, 2024
4.23	Addendum to the Agreement and Plan of Merger, dated August 14, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd.	6-K	001-38041	99.1	August 14, 2024
4.24	Second Addendum to the Agreement and Plan of Merger, dated November 26, 2024, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd.	F-4/A	333-282351	2.4	December 31, 2024
4.25	Third Addendum to the Agreement and Plan of Merger, dated March 27, 2025, by and between SciSparc Ltd. with AutoMax Motors Ltd., and SciSparc Merger Sub Ltd.					*
8.1	List of Subsidiaries	F-1	333-277394	21.1	February 27, 2024
11.1	Insider Trading Policy					*
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.					*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350.					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for the Registrant.					*
97.1	Clawback Policy	20-F	001-38041	97.1	April 1, 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

SCISPARC LTD.

By:	/s/ Oz Adler
Oz Adler
Chief Executive Officer

Date April 24, 2025

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SCISPARC LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of SciSparc Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Liquidity and Capital Resources

Description of the Matter

As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses since inception, and expects to continue to incur losses for the foreseeable future. At December 31, 2024, the Company’s cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the issuance of the consolidated financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the consolidated financial statement issuance date. This testing included inquiries with management, consideration of positive and negative evidence impacting management’s forecasts, the Company’s financing arrangements in place as of the report date, market and industry factors, we evaluated management’s analysis of their impact on the forecasted cash flows.

We assessed the adequacy of the Company’s going concern disclosures included in Note 1 to the consolidated financial statements.

Fair value of loan to Automax (a related party)

Description of the Matter

As discussed in Note 24 to the consolidated financial statements, the Company entered into a Bridge Loan Agreement with AutoMax Motors Ltd. (“AutoMax”), which is considered a related party, under which the Company provided a total loan amount of $4,250 (the “Loan”) as of December 31, 2024.

Evaluating the fair value of the Loan was complex and required considerable judgment due to the significant estimates in management’s assumptions, particularly regarding the involvement of a related party. The Company determined that the fair value of the Loan is a critical audit matter due to its materiality and the complexity involved in assessing the fair value of the Loan under the unique terms of the agreement.

How We Addressed the Matter in Our Audit	Our audit procedures related to the valuation of Loan to AutoMax at fair value included the following, among others, engaging specialists with expertise in evaluating the assumptions used by management in determining the fair value, assessing the methodology used in the valuation of the Loan, testing independent sourcing of key inputs and assumptions, and developing independent estimates. The significant assumptions used to estimate the fair value of the Loan included estimates of payment dates, credit spreads, volatility, share price, risk-free rate as of the valuation date, and loan cost were based on an analysis of AutoMax’s credit portfolio and the trading data of its Series B bonds listed on the Tel Aviv Stock Exchange. This analysis was conducted in order to derive an appropriate economic interest rate for the bridge loan. We examined the reasonableness and adequacy of the disclosures related to the transaction within the financial statements.

/s/ KOST FORER GABBAY & KASIERER	Tel Aviv, Israel
April 24, 2025

A Member of EY Global

We have served as the Company’s auditor since 2007.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2024	2023
	Note	USD in thousands
ASSETS

CURRENT ASSETS:
Cash	4	$1,540	$2,076
Restricted deposit		20	65
Short-term deposit		-	3,000
Trade receivables		10	22
Other accounts receivable	6	1,079	540
Investments in short-term financial assets	24g	517	-
Bridge loan to related parties	24a	4,224	-
Inventory	5	113	742

		7,503	6,445

NON-CURRENT ASSETS:

Intangible assets, net	11	1,479	3,189
Investments in company accounted for at equity	7	952	781
Investments in financial assets	8, 24d	354	659
Property and equipment, net	10	59	108

		2,844	4,737

		$10,347	$11,182

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2024	2023
	Note	USD in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	12	$816	$802
Other accounts payable	13	205	185
Warrants		-	191	(*)
Other short-term liability	17e	341	341	(*)
Lease liability	9	37	52

		1,399	1,571

NON-CURRENT LIABILITIES:
Lease liability	9	9	24

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	18
Share capital and premium		70,886	64,526
Reserve from share-based payment transactions	19	5,746	5,282
Warrants		5,190	5,190
Foreign currency translation reserve	2d	497	497
Transactions with non-controlling interests		810	810
Accumulated deficit		(74,975)	(68,691)
		8,154	7,614
Non-controlling interests		785	1,973

Total equity		8,939	9,587

Total liabilities and equity		$10,347	$11,182

(*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2024	2023		2022
	Note	USD in thousands (except per share data)
Revenues	20	$1,306	$2,879		$1,347

Cost of goods sold	20	(800)	(683)		(322)

Gross profit		506	2,196		1,025

Research and development expenses	21a	1,707	1,641		2,803
Sales and marketing	21b	1,515	2,484	*	1,082	*
Impairment of intangible assets		1,344	1,042		-
General and administrative expenses	21c	4,526	3,844	*	5,427	*
Other income	21d	(1,270)	-		-

Operating loss		7,316	6,815		8,287

Equity losses from the investment in MitoCareX		429	210		109

Finance income	21e	(612)	(2,219)		(7,832)

Finance expenses	21f	353	1,055		2,014

Loss before income taxes		7,486	5,861		2,578

Taxes on income		(14)	22		14

Total comprehensive loss		7,472	5,883		2,592

Attributable to:
Equity holders of the Company		6,284	5,122		2,592

Non-controlling interests		1,188	761		-

		7,472	5,883		2,592

Basic loss per ordinary share attributable to equity holders of the Company:	22	1.28	14.43		14.82

Diluted loss per ordinary share attributable to equity holders of the Company:	22	1.28	14.43		14.82

(*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share- based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2022	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

Loss	-	-	-	-	-	(2,592)	(2,592)	-	(2,592)
Exercise of warrants	3	-	-	-	-	-	3	-	3
Cost of share-based payment	48	849	-	-	-	-	897	-	897

Balance at December 31, 2021	$58,592	$5,180	$5,190	$559	$497	$(63,569)	$6,449	$-	$6,449

Loss	-	-	-	-	-	(5,122)	(5,122)	(761)	(5,883)
Sale of minority interest in subsidiary	-	-	-	251	-	-	251	2,734	2,985
Issuance of share capital in respect of investment in affiliate	288	-	-	-	-	-	288	-	288
Issuance of share capital, net of issue expenses	5,552	-	-	-	-	-	5,552	-	5,552
Cost of share-based payment	94	102	-	-	-	-	196	-	196
Balance at December 31, 2023	$64,526	$5,282	$5,190	$810	$497	$(68,691)	$7,614	$1,973	$9,587

Loss						(6,284)	(6,284)	(1,188)	(7,472)

Issuance of share capital, net of issue expenses	6,255					-	6,255	-	6,255
Cost of share-based payment	105	464	-	-	-	-	569	-	569
Balance at December 31, 2024	$70,886	$5,746	$5,190	$810	$497	$(74,975)	$8,154	$785	$8,939

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cash flows from operating activities:

Loss	$(7,472)	$(5,883)	$(2,592)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	482	538	187
Loss on impairment of intangible asset	1,344	1,042	-
Cost of share-based payment	569	196	897
Finance income, net	(897)	(2,205)	(6,585)
Group’s share of losses of company accounted for at equity, net	429	210	109
Losses from remeasurement of investment in financial assets	305	1,048	770

	2,232	829	(4,622)

Working capital adjustments:

Decrease (increase) in other accounts receivable	(535)	(409)	3
Increase (decrease) in trade payables	25	(397)	-
Increase (decrease) in other accounts payable	20	(8)	39
Increase in related parties	(15)	-	-
Decrease (increase) in trade receivables	12	55	(77)
Decrease (increase) in inventory	629	(74)	(668)

	136	(833)	(703)

Net cash used in operating activities	$(5,104)	$(5,887)	$(7,917)

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cash flows from investing activities:

Withdrawal of (investment in) restricted bank deposits	$45	$(5)	$(15)
Withdrawal of (investment in) short-term bank deposits	3,000	(3,000)	-
Sale (purchase) of property and equipment	8	-	(8)
Investment in a company accounted for at equity	(600)	(400)	(700)
Bridge loan to related parties	(4,078)	-	-
Investments in financial assets	-	(689)	(1,500)
Purchase of intangible asset	-	-	(4,861)

Net cash provided by (used in) investing activities	(1,625)	(4,094)*	(7,084)

Cash flows from financing activities:

Proceeds from issue of share capital (net of issuance expenses)	6,255	5,552	9,005
Sale of minority interest in subsidiary	-	2,985 *	-
Exercise of warrants (a)	-	-	2,770
Payment of issuance expenses related to previous period	-	-	3
Interest paid on lease liability	(8)	(7)	(8)
Repayment of lease liability	(54)	(47)	(70)

Net cash provided by financing activities	6,193	8,483 *	11,700

Decrease in cash	(536)	(1,498)	(3,301)
Cash at the beginning of the period	2,076	3,574	6,875

Cash at the end of the period	$1,540	$2,076	$3,574

(*)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
(a) Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	75	102	-

Investment in financial asset	-	288	-

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company” or the “Group”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, autism spectrum disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

The Company’s ordinary shares are listed on Nasdaq and are trading under the symbol “SPRC”.

As of December 31, 2024, the Company had three private subsidiaries, including an inactive company incorporated under the laws of Israel: Evero Health Ltd (“Evero”); an inactive company incorporated under the laws of Israel: Brain Bright Ltd (“Brain Bright”); and a company incorporated under the laws of the State of Delaware: Scisparc Nutraceuticals Inc. (together with Evero and Brain Bright, the “Subsidiaries”).

On September 14, 2023, the Company’s board of directors (the “Board”) resolved that the final ratio for the Third Reverse Split (as defined below) will be 26:1, which became effective on September 28, 2023. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b.	The Group incurred operating losses since its incorporation and expects to continue to incur operating losses for the foreseeable future. As of December 31, 2024, the Group had an accumulated deficit of approximately $74,975 as a result of recurring operating losses.

As of December 31, 2024, the Company’s cash and cash equivalents totaled $1,540. In the period ended December 31, 2024, the Company had an operating loss of $7,316 and negative cash flows from operating activities of $5,104. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations. In addition, the Group has started recognizing revenues from sales. However, its pharmaceutical operations are dependent on its ability to raise additional funds from existing and/or new investors. This dependency will continue until the Group is able to completely finance its operations by generating revenue from its products. These above-mentioned factors raise substantial doubt about the Group’s ability to continue as a going concern.

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

i.	Property and equipment, net:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %
Lab equipment	6-50	33
Computers	33-50	33
Office furniture and equipment	7-15	15
Leasehold improvements	see below	-

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

l.	Financial instruments: (Cont.)

2.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset have expired;

-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

3.	Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company distinguishes between two types of loss allowances:

a)	Debt instruments whose credit risk has not increased significantly since initial recognition, or whose credit risk is low - the loss allowance recognized in respect of this debt instrument is measured at an amount equal to the expected credit losses within 12 months from the reporting date (12-month ECLs); or

b)	Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low - the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument’s remaining term (lifetime ECLs).

The Company has short-term financial assets in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

The Company considers a financial asset in default when contractual payments are more than 180 days past due. However, in certain cases, the Company considers a financial asset to be in default when external or internal information indicates that the Company is unlikely to receive the outstanding contractual amounts in full.

4.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

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

After initial recognition, changes in fair value are recognized in profit or loss.

5.	Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services, or is legally released from the liability.

SCISPARC LTD. AND ITS SUBSIDIARIES

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

7.	Compound financial instruments:

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

8.	Issue of a unit of securities:

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

w.	Revenue recognition

The Company’s Brand sells products directly to customers mainly through the Brand’s online Amazon stores.

Under the Company’s standard contract terms, customers have a right of return within 30 to 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2024, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

In certain contracts, the Company evaluates the nature of its promise to the customer and determines whether it is the principal or agent for each contract. In determining the nature of its promise to the customer, the Company evaluates whether it is appropriate to recognize revenues on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, sales are recorded on a gross basis.

x.	Cost of sales

In accordance with Amazon’s terms of use, the Company is obligated to pay to Amazon incremental costs, such as sales fulfillment commissions which are contingent on making binding sales. Sales commissions would not have been incurred if the contract had not been obtained.

Cost of sales primarily consists of expenses related to Amazon’s commissions, storage costs and freight.

SCISPARC LTD. AND ITS SUBSIDIARIES

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

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable options pricing model (“OPM”). The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option, risk-free interest and expected dividend yield.

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

b.	Disclosure of new standards in the period prior to their adoption:

IFRS 18, “Presentation and Disclosure in Financial Statements”:

In April 2024, the International Accounting Standards Board (“the IASB”) issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

IFRS 18 is aimed at improving comparability and transparency of communication in financial statements.

IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity’s operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, “Statement of Cash Flows” and IAS 34, “Interim Financial Reporting”.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted commencing from January 1, 2025, subject to disclosure.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 4:-	CASH

	December 31,
	2024	2023
Cash for immediate withdrawal - in USD	$1,383	$1,866
Cash for immediate withdrawal - in NIS	157	210

	$1,540	$2,076

NOTE 5:-	INVENTORY

	December 31,
	2024	2023
Goods in transit	$9	$73
Finished goods	104	669

	$113	$742

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2024	2023
Government authorities	$78	$62
Other receivables	449	203
Prepaid expenses	350	275
Receivables in respect of downpayment on merger	187	-
Related party	15	-

	$1,079	$540

NOTE 7:-	INVESTMENT IN ASSOCIATES AND JOINT VENTURES

a.	MitoCareX - Joint Venture Transaction

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

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 7:-	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (CONT.)

a.	MitoCareX - Joint Venture Transaction (Cont.)

On November 25, 2023, MitoCareX achieved its second milestone pursuant to the MitoCareX Agreement. As a result of MitoCareX meeting this milestone, the Company invested an additional sum of $600 in MitoCareX and increased its share ownership in MitoCareX from 41.92% to 52.73%. Notwithstanding the above, the Company and MitoCareX agreed for the additional $600 installment to be deferred to March 25, 2024, and the $600 installment was paid on March 11, 2024.

On September 26, 2024, the Company signed a non-binding letter of intent relating to the sale of its entire ownership interest in MitoCareX to N2OFF, Inc. (“N2OFF”) a publicly-traded company in the United States which is a related party (the “Purchaser”). Pursuant to the terms of the letter of intent, initially, in exchange for transferring and selling to the Purchaser a number of ordinary shares of MitoCareX that constitute 27% of SciSparc’s ownership in MitoCareX, SciSparc will receive cash consideration of $700. Subsequent to this first phase, SciSparc will transfer to the Purchaser the remaining 73% of its ownership stake in MitoCareX in exchange for a certain number of shares based on the valuation of the Purchaser equal to $8,000 and a valuation of MitoCareX equal to $5,000 (the latter of which includes the $700, in cash consideration for SciSparc’s shares described above). The letter of intent also includes provisions for additional milestones that, upon achievement, may increase the consideration paid by the Purchaser to SciSparc from $5,000 to $7,000. The details of the full terms of this transaction are subject to negotiation and execution of definitive agreements. As of December 31, 2024, the Company and the Purchaser have not closed the sale of the ownership of MitoCareX and the Company still holds 52.73% of the issued and outstanding share capital of MitoCareX. See also Note 25(d).

During the year ended December 31, 2024, the Company recorded equity losses from the investment in MitoCareX in the amount of $429 (for the year ended December 31, 2023 - $210).

The table below summarizes the fair value of the investment in MitoCareX:

Balance at January 1, 2022	$-
Investment date March 31, 2022	700
Equity losses from investment in MitoCareX	(109)

Balance at December 31, 2022	$591

Investment following achievement of first milestone	400
Equity losses from investment in MitoCareX	(210)
Balance at December 31, 2023	$781

Investment following achievement of second milestone	$600
Equity losses from investment in MitoCareX	(429)
Balance at December 31, 2024	$952

NOTE 8:-	INVESTMENT IN FINANCIAL ASSETS

Clearmind

On November 17, 2022, the Company invested $1,500 in the initial public offering of Clearmind Medicine Inc. (“Clearmind”) and received 230,769 common shares of Clearmind, resulting in the Company holding 9.33% of share capital of Clearmind. Shares of Clearmind are listed for trading on Nasdaq Capital Market and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.” On November 21, 2023, Clearmind conducted a reverse share split of its issued and outstanding ordinary shares, no par value, at a ratio of 1-for-30. As a result, the Company holdings in Clearmind decreased from 230,769 common shares to 7,692. As of December 31, 2024, the listed share price of Clearmind on Nasdaq was $1.38 and the Company has recorded a loss in its statements of comprehensive loss for the year ended December 31, 2024 of $11 on its investment (for the year ended December 31, 2023 - $727).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 9:-	LEASES

On April 1, 2024, the Company entered into a two-year lease agreement with for a total area of approximately 240 square meters, whereby the Company occupies approximately 120 square meters for the Company’s offices, in the district of Tel Aviv, Israel. The Company has an option to extend for an additional three-year term. The monthly lease fee was set at approximately $3, linked to the NIS.

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Computers	Office furniture and equipment	Right of use asses	Total
Cost:
Balance at January 1, 2024	$11	33	181	225
Additions	2	-	75	77
Disposals	(1)	(21)	(181)	(203)

Balance at December 31, 2024	12	12	75	99

Accumulated depreciation:
Balance at January 1, 2024	6	5	106	117
Depreciation	4	1	28	33
Disposals	(1)	(4)	(106)	(111)

Balance at December 31, 2024	9	3	28	40

Depreciated cost at December 31, 2024	3	9	47	59

Balance at January 1, 2023	$11	33	78	122
Additions	-	-	103	103

Balance at December 31, 2023	11	33	181	225

Accumulated depreciation:
Balance at January 1, 2023	3	3	59	65
Depreciation	3	2	47	52

Balance at December 31, 2023	6	5	106	117

Depreciated cost at December 31, 2023	5	28	75	108

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $37, $52 and $43, respectively.

NOTE 11:-	INTANGIBLE ASSET

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

In the years ended December 31, 2022, 2023, and 2024, the Brand recorded significant losses. As of December 31, 2024, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $1,344 (as of December 31, 2023 - $1,042).

The impairment loss was determined based on the revenue projections of the Brand, using the relief from royalty approach. Under the relief from royalty approach, the fair value of a brand is determined based on discounted future royalty payments that owner of the asset would have been required to pay if instead of purchasing the intangible asset it would have been licensed from a third party. Revenues were projected for a period of 7.8 years (2023 – 8.7), commensurate with the remaining estimated useful life of the Brand and with no terminal value. The projections were determined based on the current period revenues, assuming a growth rate for the short term that is consistent with management’s expectations that revenues of the brand will resume their past extent, as of the date of purchase of the brand, a growth rate thereafter of 27.8% (2023 – 13.8%) and a declining growth rate for the long term, reaching 2% (2023 – 2%) at the terminal year. Theoretical royalties arising from the brand were capitalized at a discount rate of 21.9% (2023 – 20.6%).

The table below summarizes the fair value of the intangible asset:

Balance at January 1, 2023	$4,717
Loss on impairment of intangible asset	(1,042)
Depreciation of intangible asset	(486)

Balance at December 31, 2023	$3,189

Loss on impairment of intangible asset	(1,344)
Depreciation of intangible asset	(366)

Balance at December 31, 2024	$1,479

During the year ended December 31, 2024, the Company recognized depreciation expenses in respect to intangible asset in the amount of $366 (for the year ended December 31, 2023 - $486).

NOTE 12:-	TRADE PAYABLES

	December 31,
	2024	2023
Accrued expenses	$608	$538
Open debts	208	264

	$816	$802

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	OTHER ACCOUNTS PAYABLE

	December 31,
	2024	2023
Employees and payroll accruals	$75	$48
Accrued vacation	130	104
Other payables	-	33

	$205	$185

NOTE 14:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments” (“IFRS 9”):

	December 31,
	2024	2023
Financial assets:
Cash and restricted deposits	$1,560	$2,141
Short-term deposits	-	3,000
Other receivables	449	203
Related parties	4,239	-

Total financial assets at amortized cost	6,248	5,344

Investments in financial assets at fair value	871	659

Financial liabilities:

Credit from others	75	48
Warrants liability	-	191
Lease liability	48	76

Total financial and lease liabilities	$123	$315

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

a.	Classification of financial assets and financial liabilities: (Cont.)

The tables below are a comparison between the carrying amount and fair value of the Company’s financial instruments as of December 31, 2024, and 2023, which are presented in the financial statements not at fair value (other than those whose amortized cost is a reasonable approximation of fair values):

	Carrying amount	Fair Value
	December 31,	December 31, 2023
	2024	Level 1	Level 2	Level 3
Investments in short-term financial assets	$354	$354	$-	$-
Investments in financial assets	$517	$517	$-	$-

	Carrying amount	Fair Value
	December 31,	December 31, 2023
	2023	Level 1	Level 2		Level 3
Investments in financial assets	$659	$-	$		$659
Warrants	191	-		191	-

Management believes that the carrying amount of cash, short-term deposits, trade receivables, trade payables, overdrafts and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

SCISPARC LTD. AND ITS SUBSIDIARIES

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

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2024, the Company expects to settle all of its financial liabilities in less than one year.

The carrying amounts of cash and restricted deposits, and all other financial assets and liabilities approximate their fair value.

SCISPARC LTD. AND ITS SUBSIDIARIES

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

	Year ended December 31,
	2024	2023	2022
Expenses in respect of defined contribution plans	$106	$105	$115

NOTE 16:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli statutory corporate tax rate and real capital gains tax rate were 23% in 2024, 2023, and 2022.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2016 tax year.

c.	Carryforward tax losses and other temporary differences:

The Company has accumulated tax losses since its inception.

As of December 31, 2024, the Company’s net carryforward tax losses are estimated to be approximately $62,000.

SCISPARC LTD. AND ITS SUBSIDIARIES

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

On February 5, 2024, SciSparc received written notice from Dekel for the termination of the Dekel License Agreement, effective immediately, based on SciSparc allegedly breaching its material contractual obligations by allegedly failing to provide Dekel with certain reports regarding the licensed products under the Dekel License Agreement.

On February 16, 2025, the Dekel License Agreement was terminated, as part of a settlement of a lawsuit filed against SciSparc’s former directors, effective as of February 5, 2024. In accordance with the settlement, SciSparc retained its exclusive global rights to its intellectual property portfolio, patents, know-how and technologies and was released from all alleged commitments, claims and royalties related or arising out of the Dekel License Agreement, including those related to claimed core technologies, and Dekel assumed full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

b.	License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”):

On July 29, 2018, the Company entered into an exclusive, worldwide, sublicensable, royalty-bearing license with Yissum for a license to make commercial use of the licensed technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell products, all within the field and the territory only, as determined in the agreement (the “Yissum License Agreement”). According to the Yissum License Agreement, the Company shall pay Yissum royalties at the rates of future net sales, subject to the royalty reductions as described in the Yissum License Agreement. The Company is also obligated to pay sublicense fees out of the sublicense consideration. All rights, title and interest in and to the Yissum License Agreement shall vest solely in Yissum, and the Company shall hold and make use of the rights granted. All rights in the development results shall be solely owned by the Company, except to the extent that an employee of Yissum, including the researcher, is considered an inventor of a patentable invention arising from the development results, in which case such invention and all patent applications and/or patents claiming such invention shall be owned jointly by the Company and Yissum, as appropriate, and Yissum’s share in such joint patents shall be automatically included in the Yissum License Agreement.

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

SCISPARC LTD. AND ITS SUBSIDIARIES

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

The Suit challenges a certain warrant issued by the Company to Capital Point (the “Capital Point Warrant”) to purchase $340 of ordinary shares of the Company (the “Warrant Shares”). The Capital Point Warrant was exercisable for 12 months from May 15, 2021, to May 15, 2022 and was issued in connection with the joint venture transaction, entered on May 15, 2020, by and between the Company, Capital Point and Evero Health Ltd., a majority owned subsidiary of the Company, as further described in the Company’s Report on Form 6-K, filed on May 19, 2020. The Suit claims that the Company unlawfully refused to accept the Capital Point Warrant exercise notice as of November 4, 2021 and accordingly the Company did not issue to Capital Point the Warrant Shares.

The Suit claims damages in the amount of NIS 10,000,000 (approximately $2.75 million), which accounts for, as of the date of the filing of the Suit, the agreed compensation according to Section 2(d)(i) of the Capital Point Warrant, an injunction order for the Company to issue the Warrant Shares to Capital Point, return of any unlawful profits received by the Company and punitive damages.

As of December 31, 2024, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd.

As of the Approval Date, the Company cannot predict the likelihood of success of the Suit.

NOTE 18:-	EQUITY

a.	Composition of share capital:

	December 31, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares	75,000,000	10,828,251	75,000,000	706,683

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

a.	Composition of share capital: (Cont.)

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

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2024	706,683

Issuance of share capital – in respect of exercise of October 2023 pre-funded warrants (Note 18h	3,677,311

Share issued to consultants (Note 18(e), and Note 19 (a) (3)	646,179

Issuance of share capital – in respect of January 2024 SEPA (Note 18(i))	5,798,078

Balance at December 31, 2024	10,828,251

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

c.	Rights attached to shares:

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

e.	Additional issuances of ordinary shares:

On August 2, 2022, the Company issued a consultant 923 ordinary shares in respect of services rendered.

On November 1, 2022, the Company issued a consultant 1,423 ordinary shares in respect of services rendered.

On March 22, 2023, the Company issued 13,858 ordinary shares in respect of the stock purchase agreement entered into by and among Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo”) (see also Note 25a).

During the year ended December 31, 2024, the Company issued 646,179 ordinary shares to consultants in respect of services rendered in the amount of $105

f.	June 2022 Financing Round

On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10,210 (the “June 2022 Financing Round”), providing for the issuance of an aggregate of 136,388 units and pre-funded units, as follows: (a) 12,885 units at a price of $74.88 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 123,504 pre-funded units at a price of $73.29 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $68.38 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

SCISPARC LTD. AND ITS SUBSIDIARIES

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

Economic methodology:

The June 2022 Warrants’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2024		December 31, 2023
Dividend yield (%)	0		0
Expected volatility (%)	72		72
Risk-free interest rate (%)	4.38		3.872
Underlying share price ($)	0.36		4.88
Exercise price ($)	68.38		68.38
Warrants fair value ($)	-	(*)	192

(*)	Less than $1 thousand

During the year ended December 31, 2022, the Company issued 123,504 ordinary shares in respect of the exercise of 123,504 pre-funded warrants.

g.	August 2023 Financing Round

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

h.	October 2023 Financing Round

On October 13, 2023, the Company announced the closing of a private placement with an institutional investor with gross cash proceeds to the Company of approximately $5,026, before deducting fees to the placement agent and other offering expenses payable by the Company.

In connection with the private placement, the Company issued an aggregate of 1,930,108 units, each unit consisting of two pre-funded warrants (the “Pre-Funded Warrants”). The Pre-Funded Warrants have an exercise price of $0.001, are immediately exercisable upon issuance and have a term of five years from the date of issuance.

During the year ended December 31, 2024, the Company issued 3,677,311 ordinary shares in respect of the exercise of 3,677,311 Pre-Funded Warrants.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

j.	January 2024 Standby Equity Purchase Agreement

On January 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), as amended on February 26, 2024, with YA II PN, LTD (“YA”), which provided for the sale of up to $20,000 of the Company’s ordinary shares (the “Advance Shares”). As of December 31, 2024, of the $20,000 eligible to be sold pursuant to the SEPA (the “Commitment Amount”), the Company has sold 5,742,785 ordinary shares for total proceeds of $6,255. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Company’s ordinary shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

In connection with the SEPA, the Company may request pre-paid advances of the Commitment Amount, in an amount up to $5,000 (each a “Pre-Paid Advance”). Each Pre-Paid Advance will be evidenced by a promissory note (each a “Promissory Note”). Each Promissory Note will fully mature 24 months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to the Company under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains the Company’s customary representations and warranties and events of default.

In addition, pursuant to the SEPA, the Company issued to YA an aggregate of 55,293 of its Ordinary Shares, or the Commitment Shares, in satisfaction of payment of the commitment fee of $200.

YA will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of Ordinary Shares by YA pursuant to the SEPA. The Company will pay the expenses (except brokerage fees and commissions and similar expenses) incurred and register pursuant to the Securities Act of 1933, as amended, the offer and sale of the Ordinary Shares pursuant to the SEPA by YA.

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The cost of share-based payment recognized in the financial statements:

The expenses due to share-based compensation for the years ended December 31, 2024, 2023 and 2022, recognized in the financial statements in respect of the share option plan of the Company is shown in the following table, detailed by departments:

	Year ended December 31,
	2024	2023	2022
Research and development expenses	$45	$34	$264
General and administrative expenses	524	162	633

	$569	$196	$897

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

a.	The cost of share-based payment recognized in the financial statements: (Cont.)

1.	The 2005 and 2015 ESOP and 2023 Plan of the Company:

On December 28, 2023, the Board adopted an additional new plan, the 2023 Share Incentive Plan (the “2023 Plan”).

The Company no longer grants any awards under the 2015 ESOP as it was superseded by the 2023 Plan, although previously granted awards under the 2015 ESOP remain outstanding and subject to the 2015 ESOP. Under the 2023 Plan, the Company may grant its employees and other service providers equity-based incentive awards (“Share Options”).

On December 28, 2023, the Board approved to reserve for issuance under the 2023 Plan 1,000,0000 Ordinary Shares.

2.	On January 3, 2022 (the “2022 Grant Date”), the Board approved the grant of 6,851 Share Options under the 2015 ESOP to directors, officers, employees and consultants, some of which required the approval of the general meeting of the Company’s shareholders (the “2022 General Meeting”), which occurred on February 10, 2022. The date of commencement for all Share Options granted, the date on which the vesting started, was the 2022 Grant Date. The exercise price was set at $169 per Share Option.

The fair value for Share Options granted to the consultant was estimated using the Black-Scholes OPM with the following parameters:

	February 10, 2022	January 3, 2022
Underlying ordinary share price	129.74	174.98
Dividend yield (%)	0	0
Expected volatility (%)	133	134
Risk-free interest rate (%)	2.00	1.46
Expected life of Share Options (years)	6	6

The fair value of the Share Options granted on January 3, 2022, was set at $158.34 per Share Option, and the fair value of the Share Options granted on February 10, 2022, was set at $114.66 per Share Option. The Share Option vesting period was set to commence retroactively from April 21, 2021, and end at April 21, 2024.

During the year ended December 31, 2024, share-based compensation in respect of Share Options of $7 was charged to the consolidated statements of comprehensive loss.

3.	During the year ended December 31, 2024, the Company issued consultants 646,179 ordinary shares in respect of services rendered. The shares were granted at a discount rate of 25% to the share price quoted on the date of each grant. The total fair value of the ordinary shares granted to consultants was $105.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options, the weighted average exercise prices of Share Options and changes in directors (and former directors), officers, employees and consultants Share Options during the years ended on December 31, 2024, and 2023:

	Number of Share Options	Weighted average exercise price
		USD
2024:
Share Options outstanding at the beginning of the year	7,013	166.28

Share Options outstanding at the end of the year	6,802	350.23

Share Options exercisable at the end of the year	6,802	350.23

2023:
Share Options outstanding at the beginning of the year	7,060	166.14
Share Options cancelled during the year	(47)	144.55

Share Options outstanding at the end of the year	7,013	166.28

Share Options exercisable at the end of the year	5,869	165.58

2.	The weighted average remaining contractual life of the Share Options outstanding was 2.99 years and 4.03 years as of December 31, 2024, and 2023, respectively.

3.	The range of exercise prices of Share Options outstanding at the end of the year was $169 - $21,179 (inclusive) as of December 31, 2024, and 2023, respectively.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

c.	Restricted Share Units:

1	On June 20, 2024, the Company granted 530,000 Restricted Share Units (“RSUs”) to directors and officers, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 530,000 ordinary shares of the Company. The RSUs vest on a quarterly basis over a period of two years, commencing on June 20, 2024. The fair value of the RSUs was established using the quoted share price of the Company on June 20, 2024, which was $0.893.

2	On August 8, 2024, the Company granted 530,000RSUs to directors and officers, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 530,000 ordinary shares of the Company. The RSUs vest on a quarterly basis over a period of two years, commencing on June 20, 2024. The fair value of the RSUs was established using the quoted share price of the Company on August 8, 2024, which was $0.316.

RSU transactions for the year ended December 31, 2024, and for the year ended December 31, 2023, are as follows:

Number
Balance, January 1, 2024	-
RSUs granted	1,060,000
Expiry of RSUs	-
Exercise of RSUs	-
Balance, December 31, 2024	1,060,000

Total exercisable RSUs as of December 31, 2024, are 265,000. During the year ended December 31, 2024, share-based compensation in respect of RSUs of $456 was charged to the Consolidated Statements of Comprehensive Loss.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 20:-	REVENUES AND COST OF REVENUES

The Company’s Brand sells products directly to customers mainly through the Brand’s online Amazon stores.

Under the Company’s standard contract terms, customers have a right of return within 30 to 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2024, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

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

The following table discloses the breakdown of our revenues, cost of sales and gross profit for the periods set forth below:

	Year ended December 31,
	2024	2023	2022
Cost of goods sold
Purchased goods	$798	$672	$301
Freight	2	11	21

	800	683	322

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 21:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2024	2023		2022
a.	Research and development expenses:
	Wages and related expenses	$390	$392		$436
	Share-based payment	45	34		264
	Regulatory, professional and other expenses	681	719		750
	Research and preclinical studies	211	101		703
	Clinical studies	276	254		369
	Chemistry and formulations	104	141		281

		1,707	1,641		2,803

b.	Sales and marketing expenses:
	Advertising	$367	$576		$363
	Amazon fees	495	1,042	*	454	*
	Depreciation	366	486		144
	Storage and shipping	167	145	*	91	*
	Management fees	120	235		30

		1,515	2,484		1,082

c.	General and administrative expenses:
	Wages and related expenses	507	415		437
	Share-based payment	419	68		633
	Professional and directors’ fees	3,009	2,594		2,468
	Business development expenses	108	86		161
	Regulatory expenses	158	202		162
	Office maintenance, rent and other expenses	128	110		80
	Investor relations and business expenses	197	369		1,486

		4,526	3,844	*	5,427

d.	Other expenses (income):
	Loss from sale of property and equipment	17	-		-
	Gain on sale of patent license, net (net of Polyrizon Ltd. holdings sold) (See also Note 25b)	(1,287)	-		-
		(1,270)	-		-

e.	Finance income:
	Net change in fair value of financial liabilities designated at fair value through profit or loss	(191)	(2,205)		(7,832)
	Interest from loans to related parties and deposits	(421)	-		-
	Exchange rate differences, net	-	(14)		-

		(612)	(2,219)		(7,832)
f.	Finance expenses:
	Issuance expenses related to warrants	-	-		1,204
	Exchange rate differences, net	18	-		4
	Losses from remeasurement of investment in financial assets	305	1,046		770
	Finance expense in respect of leases	8	9		15
	Finance expenses from interest and commissions	22	-		21

		$353	$1,055		$2,014

(*)	Reclassified

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 22:-	LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2024		2023		2022
Amounts used in the computation of basic and diluted loss	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
		USD		USD		USD
Continuing operations:

Basic loss per share	5,824,972	(7,472)	407,681	(5,883)	175,953	$(2,592)

Effect of potential dilutive ordinary shares	-	-	-	-	-	-

Diluted loss per share	5,824,972	(7,472)	407,681	(5,883)	175,953	(2,592)

b.	The computation of diluted loss per share did not include the following convertible securities since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	Share Options to employees, officers, directors and consultants; and

2.	Non-marketable warrants to investors.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS

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

Segment performance (segment income (loss)) is evaluated based on operating income (loss) in the financial statements. The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis.

The review of the CODM is carried out according to the results of the segment’s performance. His review does not include certain expenses that are not related specifically to the activity of each of the segments. Those expenses are presented as reconciliation between segments operating results to total operating results in financial statements.

The Group’s CODM is the CEO of the Company.

	Year ended December 31, 2024
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,306	$1,306
Total	-	1,306	1,306

Segment loss (gain)	4,873	2,443	7,316

Equity losses from the investment in MitoCareX			429
Finance expense (income), net			(259)
Tax income			(14)

Loss			7,472

	Year ended December 31, 2023
	Drug Development	Online Sales	Total
Revenues
External	$-	$2,879	$2,879
Total	-	2,879	2,879

Segment loss (gain)	5,359	1,456	6,815

Company’s share of losses of company accounted for at equity, net			210
Finance expense (income), net			(1,164)
Tax expense			22

Loss			5,883

Drug Development Segment

In the year ended December 31, 2024, the Company recognized other income in the amount of $1,288 as a result of a sale of an intangible asset.

Online Sales Segment

In the years ended December 31, 2023, and 2024, the Brand recorded significant losses. As of December 31, 2024, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $1,344 (as of December 31, 2023 - $1,042).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS (CONT.)

	Year ended December 31, 2022
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,347	$1,347
Total	-	1,347	1,347

Segment loss	8,405	(118)	8,287
Company’s share of losses of company accounted for at equity, net			109
Finance expense (income), net			(5,818)
Tax expense			14

Loss			2,592

	As of December 31, 2024
	Drug Development	Online Sales	Total

Segment Assets	$8,407	$1,764	$10,171
Segment Liabilities	$1,194	$226	$1,420

	As of December 31, 2023
	Drug Development	Online Sales	Total

Segment Assets	$7,069	$4,113	$11,182
Segment Liabilities	$1,441	$154	$1,595

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2024		December 31, 2023
	Key management personnel	Other related parties	Key management personnel	Other related parties
Current assets	$-	$15	$-	$121
Current assets	$-	$4,224	$-	$-
Non-current assets	$-	$-	$-	$108
Current liabilities	$55	$245	$95	$-

b.	Transactions with related parties (not including amounts described in Note 24c):

	Year ended December 31,
	2024	2023	2022
Research and development expenses	$63	$40	$208
Sale of minority interest in subsidiary	$-	$2,985	$-

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2024	2023	2022
Short-term benefits	$765	$1,204	$1,940

Management fees (see also note 25a)	$120	$220	$-

Cost of share-based payment	$157	$84	$779

d.

On February 23, 2023, the Company entered into an agreement with Jeffs’ Brands and Jeffs’ Brands Holdings Inc. (“NewCo Inc.”), a newly-formed wholly owned subsidiary of Jeffs’ Brands, pursuant to which, at the closing and upon the terms and conditions set forth in the Agreement, NewCo Inc. acquired from the Company a number of shares of stock equal to approximately a 49% interest in the Company’s wholly owned subsidiary, SciSparc US which owns Wellution, for $2,500 in cash, and additional deferred cash payments of approximately $489 accounting for price adjustments related to inventory and working capital, which was paid in five equal monthly installments beginning in May 2023 (the “Price Adjustment”). As collateral for the payment in full of the Price Adjustment, SciSparc held back such number of shares of common stock of SciSparc US, equal to the outstanding due amount of the Price Adjustment (the “Holdback Shares”). Following the closing of the transaction on March 22, 2023, which included an equity conversion of financing amounts previously provided to SciSparc US. by the Company for working capital, and the release of the Holdback Shares on January 31, 2024, upon the payment in full of the Price Adjustment by Jeffs’ Brands, the Company holds approximately 51% of the share capital of SciSparc US.

Pursuant to the agreement, at the closing of the transaction, Jeffs’ Brands and SciSparc US. entered into a consulting agreement, pursuant to which Jeffs’ Brands provides management services to SciSparc US for the Wellution brand for a monthly fee of $20 and Jeffs’ Brands received a one-time signing bonus in the amount of $51. The consulting agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. On November 2023 the monthly fee reduced to $10 thousand. For the year ended December 31, 2024, the Company has recorded management services expenses in the amount of $120 (for the year ended December 31, 2023 - $220).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

In addition, in connection with the closing of the transaction, the Company and Jeffs’ Brands, engaged in a mutual share exchange in the amount of $288 of ordinary shares from each of the Company and Jeffs’ Brands. The number of shares in the share exchange was calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to the closing. Accordingly, the Company acquired 35,345 ordinary shares of Jeffs’ Brands and Jeffs’ Brands acquired 13,858 ordinary shares of the Company having an aggregate value of $288 which was adjusted from $300 according to the 4.99% ownership limit included in the definitive agreements. As of December 31, 2024, the listed share price of Jeff’s Brands on Nasdaq was $ 2.57, and the Company has recorded a loss in its statements of comprehensive loss of $17 on its investment (for the year ended December 31, 2023 -$180).

Mr. Oz Adler, the Company’s Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Jeffs’ Brands.

e.

On March 7, 2022, the Company entered into the Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, the Company’s Chief Technologies Officer, Mr. Weiss, the Company’s President, and Mr. Adler, the Company’s Chief Executive Officer and Chief Financial Officer serve as officers and directors (the “Cooperation Agreement”).

During the years ended December 31, 2024 and 2023, the Company recognized expenses in respect of the Cooperation Agreement in the amount of $63 and $40, respectively.

On November 17, 2022, the Company invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 7,692 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind (see also Note 8).

f.	Mr. Amitai Weiss, the Company’s chairman of the Board, is the chairman of the board of directors of AutoMax (see Note 8b).

g.	On August 13, 2024, the Company entered into the license agreement (the “License Agreement”) of the out-licensing of its SCI-160 program (the “Assets”), with Polyrizon Ltd. (the “Licensee” or “Polyrizon”). According to the License Agreement, the Company granted the Licensee a royalty-bearing, exclusive, sub-licensable right and license to the Assets (the “License”). In consideration for the License, the Company received and will receive certain shares of the Licensee, reflecting an issue price of $805, and royalties from sales related to and income generated from the Assets. Further, the Licensee will pay the Company pre-determined fees upon the completion of certain development milestones relating to the Assets.

Pursuant to the terms of the License Agreement, the Company is entitled to up to $3,320 based on the achievement of certain milestones, including (i) $50 upon a successful preclinical safety test, (ii) $100 upon first patient enrolled in phase I clinical trial, (iii) $120 upon first patient enrolled in Phase 2a clinical trial, (iv) $150 upon first patient enrolled in Phase 2b clinical trial, (v) $500 upon first patient enrolled in Phase 3 clinical trials, (vi) $800 upon approval by the U.S. Food and Drug Administration, (vii) $800 upon approval by an EU regulatory body, and (viii) $800 upon regulatory approval in any additional jurisdiction. Additionally, the Company is eligible to receive royalties, on a country-by-country and product-by-product basis, at a rate of 5%, on aggregate net sales of a product that comprises, contains and/or incorporates and/or is based on the Licensed Patent Rights, or a Licensed Product (as these are defined in the License Agreement), and sublicense income that we may receive until the longer of (i) fifteen years from the date of the first sale of a Licensed Product (on a country-by-country basis), and (ii) the last to expire valid claim of any licensed patents with respect to a Licensed Product in such country.

On October 31, 2024, following an initial public offering of the Licensee, the Company received 684,931 units, of which (i) 320,000 units, with each unit consisting of one ordinary share of the Licensee and three warrants, each to purchase one additional ordinary share of the Licensee at a purchase price of $4.38 (960,000 warrants in total); and (ii) 364,931 units consisting of one pre-funded warrant to purchase one ordinary share of the Licensee, and three warrants, each to purchase one additional ordinary share of the Licensee at a purchase price of $4.38 (1,094,793 warrants in total). Altogether, the Company received 320,000 ordinary shares, 364,931 pre-funded warrants to purchase one ordinary share of the Licensee, and 2,054,793 warrants to purchase one additional ordinary share of the Licensee at a purchase price of $4.38.

On December 30, 2024, pursuant to a share transfer agreement, the Company sold all of the Licensee ordinary shares and pre-funded warrants held by it to a third party, as well as an aggregate of 1,541,096 Licensee common warrants to third parties, for aggregate consideration of $771. In addition, in consideration for the License, the Company will receive royalties from sales related to the Assets and income generated from it.

As of December 31, 2024, the Company holds 513,698 warrants to purchase one additional ordinary share of the Licensee at a purchase price of $4.38. The warrants expire on October 31, 2029. The value of the warrants on December 31, 2024, is $517.

Mr. Oz Adler, the Company’s Chief Executive Officer, is a director of the Licensee.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

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

Economic methodology:

The warrants’ fair value was calculated using the Black–Scholes OPM, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	December 31, 2024	October 31, 2024
Dividend yield (%)	0	0
Expected volatility (%)	72	72
Risk-free interest rate (%)	2.17	4.15
Underlying Share Price of Polyrizon Ltd. ($)	0.36	4.38
Exercise price ($)	4.38	4.38
Warrants fair value ($)	517	1,399

h.

On April 10, 2024, the Company entered into an Agreement and plan of merger, as amended (the “Merger Agreement”) with AutoMax and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”).

On August 14, 2024, SciSparc and AutoMax entered into the Merger Agreement addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by August 30, 2024, was deferred to November 30, 2024. On November 26, 2024, SciSparc and AutoMax entered into the Merger Agreement second addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by November 30, 2024, was deferred to March 31, 2025. On March 27, 2025, SciSparc and AutoMax entered into the Merger Agreement third addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025.

At the effective time of the Merger (the “Effective Time”, as further defined in the Merger Agreement): (a) each outstanding share of AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company, equal to the exchange ratio set forth in the Merger Agreement (the “Exchange Ratio”). Under the Exchange Ratio, following the Effective Time, the former AutoMax shareholders immediately before the Merger (other than the Company) are expected to hold together approximately 49.99% (minus the Finder Fee, as defined in the Merger Agreement) of the aggregate number of the outstanding ordinary shares of the Company on a fully diluted basis (subject to certain exceptions). The shareholders of the Company, together with the holders of the Company’s convertible securities, immediately before the Merger are expected to hold together approximately 50.01% of the aggregate number of the outstanding ordinary shares of the Company on fully diluted basis (subject to certain exceptions); (b) subject to the consummation of the Merger (as defined in the Merger Agreement, the “Closing”), and immediately after the Effective Time, AutoMax shall have the right to (i) designate two members to the Board if the Board is comprised of five or six directors; or (ii) designate three members if the Board is comprised of seven directors. At least one such designee shall be an independent director, as defined under the Nasdaq Stock Market listing rules. (See also Note 26b).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 25:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

On July 8, 2024, the Company announced that it signed a non-binding letter of intent with Miza III Ventures Inc. (“Miza”), a publicly traded company on the Toronto Stock Exchange Venture in Canada, which references a proposed asset and share purchase agreement, to spin off its advanced clinical stage pharmaceutical portfolio and its equity stake in SciSparc Nutraceuticals. (collectively, the “Target Assets”)

The agreement is based on the approximate total $3,300 (CAD 4.5 million) enterprise value of Miza, when including its $1,000 cash position, and an approximate $11,600 (CAD 15.8 million) value of the Company’s assets.

Pursuant to the LOI, the Company will sell, assign, convey and transfer to Miza the Target Assets in consideration for 63,300,000 common shares of Miza and up to 48,000,000 Miza contingent rights based on pre-determined milestones. Following the closing of such transaction, the Company would hold a controlling interest in Miza, the exact percentage of which is contingent on agreeing definitive terms between the parties. The resulting entity, of which SciSparc will hold a stake in the resulting entity ranging from a minimum of approximately 75% to a maximum of 84.53%, will be active in both the pharmaceutical and supplement sectors.

On March 28, 2025, the Company entered into a second amendment (the “Miza Amendment”) to the non-binding letter of intent, as amended by the first amendment on December 16, 2024, with Miza. According to the Miza Amendment, the deadline to enter into definitive agreements was extended from March 31, 2025 to June 30, 2025, provided that such date may be further extended by mutual written agreement of the parties, and to close the proposed transaction by no later than July 31, 2025, which was extended from April 30, 2025.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 26:-	EVENTS AFTER THE REPORTING DATE

a.

On February 18, 2025, the Company announced that it has reached a settlement agreement (the “Settlement”) regarding a lawsuit it filed in February 2022 with the Economic Division of the Tel Aviv-Jaffa District Court against six of the Company’s former directors (the “Defendants”) case number 34426-02-22 (the “Suit”). The Suit included allegations of breaches of fiduciary duties of the Defendants under the Israeli Companies Law, 1999, relating to a prior acquisition of a pain clinic network through a subsidiary of the Company (See Note 17a).

As part of the Settlement, which was facilitated through mediation and approved by the court, SciSparc will be entitled to a $411 cash payment from the Defendants, in exchange for the full dismissal by SciSparc of the alleged claims brought against the Defendants in the Suit.

The Settlement also includes the termination, effective as of February 5, 2024 of a disputed licensing agreement with Dekel, entered into on May 21, 2015 and amended from time to time (the “License Agreement”). As part of the Settlement, Dekel clarified, to SciSparc’s full satisfaction, that SciSparc will retain its exclusive global rights to its extensive intellectual property portfolio, patents, know-how and technologies and is released from all alleged commitments, claims and royalties related or arising out of the License Agreement, including those related to claimed core technologies, ensuring a continued focus on SciSparc’s core development programs. Dekel will assume full and exclusive ownership of the patent application for compositions and methods for treating inflammatory disorders and all such underlying intellectual property, which are not related whatsoever to the Company’s pipeline and development program.

b.

On February 24, 2025, the Company announced that it has entered into a loan agreement with AutoMax to provide a $2,000 loan (the “New Loan”). The funding will support AutoMax’s business expansion following its entry into the direct import of Anhui Jianghuai Automobile Group Corp., Ltd. electric vehicles. The New Loan is in addition to previous bridge loans in an aggregate amount of $4,250 (the “Previous Loans”). The Previous Loans were provided in lieu of SciSparc’s obligation to provide a $4,250 closing financing, in accordance with the merger agreement signed between the parties. On March 27, 2025, SciSparc and AutoMax entered into a third addendum to the Merger Agreement, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025.

The loan, bearing an 8% annual interest rate, will be repaid in equal monthly installments of $50 and interest, commencing on March 24, 2025,with AutoMax retaining the option for early repayment without penalties. The interest on the loan will be cancelled as of the consummation of the merger agreement, and thereafter AutoMax shall continue to make monthly payments towards the principal amount of the loan. As collateral, AutoMax has pledged a first-ranking fixed charge on its subsidiary’s shares.

c.

On February 25, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors, pursuant to which the Company agreed to sell and issue to the investors convertible debentures (the “Debentures”) in the aggregate principal amount of $4,200 (the “Subscription Amount”), which are convertible into the Company’s ordinary shares, no par value per share (the “Ordinary Shares” and, as converted, the “Conversion Shares”), at a purchase price equal to 95% of the Subscription Amount. The issuance and sale of the Debentures is subject to certain conditions and limitations.

The Debentures, when issued, will mature on the one-year anniversary of the issuance date of the Debentures. Further, interest will accrue on the outstanding principal balance of the Debentures at an annual rate of 8%, which will increase to an annual rate of 18% upon an Event of Default (as defined in the Debentures) for so long as such Event of Default remains uncured. The investors will have the right to convert the Debentures into Ordinary Shares at the lower of (i) 110% of volume weighted average price of the Ordinary Shares the trading day immediately preceding the closing or (ii) 95% of the lowest daily volume weighted average price of the Ordinary Shares during the twenty (20) consecutive trading days immediately preceding the conversion date or other date of determination (the “Market Price”); provided that the Market Price may not be lower than the floor price, which will be equal to 20% of the volume weighted average price of the Ordinary Shares on the day prior to the closing.

At the closing of the transaction, the Company issued to the investors 3,615,656 warrants which are exercisable into a number of Ordinary Shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the Ordinary Shares immediately prior to the closing date, or $0.5532 per warrant. The warrants are exercisable for a term of five years from the issuance date.

d.	On April 1, 2025, we entered into a securities purchase agreement with Polyrizon, pursuant to which we participated in a private placement of Polyrizon and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, we entered into an exchange agreement with Polyrizon, pursuant to which we exchanged existing ordinary share warrants of Polyrizon held by us for Series A warrants to purchase ordinary shares of Polyrizon.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 26:-	EVENTS AFTER THE REPORTING DATE (CONT.)

The Company entered into a global guaranty agreement (the “Global Guaranty Agreement”) with one of the investors (the “Investor”) through certain of the Company’s subsidiaries, pursuant to which such subsidiaries will guaranty the Company’s obligations under the Debenture with the Investor and other instruments, agreements or other items executed or delivered pursuant to the Global Guaranty Agreement.

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company subsidiaries, pursuant to which the Company has agreed to provide to the Investor registration rights under the Securities Act of 1933, as amended (the “Act”) and the rules and regulations promulgated thereunder, and applicable state securities laws.

In connection with the transaction, on February 25, 2025, the Company entered into a Deed of Assignment (the “Deed”) with AutoMax, and three of the investors. Pursuant to the Deed, the Company assigned part of the Subscription Amount in the amount of $2,000 to AutoMax in lieu of making the payment under the Loan Agreement (the “Loan Agreement”) to which the Company entered into with AutoMax on February 24, 2025.

d.

On February 25, 2025, the Company announced it has signed a definitive agreement to sell its entire ownership interest in MitoCareX to N2Off, Inc., a publicly-traded company in the United States (Nasdaq: NITO) (“N2OFF”).

The Company has entered into a Securities Purchase and Exchange Agreement with N2OFF, under which the Company and other sellers, including Dr. Alon Silberman and Prof. Ciro Leonardo Pierri, will transfer full ownership of MitoCareX to N2OFF. As part of the agreement, the Company will sell 4,961 shares of MitoCareX to N2OFF for $700 and exchange its remaining shares for common stock in N2OFF. In total, the Company and the other sellers will receive N2OFF common stock equivalent to 40% of the company’s fully diluted capital stock. The transaction is subject to certain conditions, including approval of N2OFF’s shareholders. Upon closing, MitoCareX will become a wholly owned subsidiary of N2OFF, with its board restructured under N2OFF’s control.

In addition, the Company and the other sellers will be entitled to receive additional N2OFF stock based on milestone achievements, representing up to 25% of N2OFF’s fully diluted capital stock. As part of the financial terms, the Company, along with the other sellers, will collectively receive 30% of N2OFF’s financing proceeds over five years, up to a maximum of $1,600. N2OFF has also committed to investing $1,000 in MitoCareX post-closing. Dr. Silberman will continue as CEO of N2OFF under a revised employment agreement, which includes a restricted stock grant of 5% of N2OFF’s capital stock, vesting over three years. The agreement contains customary representations, warranties, and provisions for termination if the closing does not occur within 30 days.

Mr. Amitay Weiss, who serves as the chairman of the Board, also serves as the chairman of the board of directors of N2OFF. In addition, Ms. Liat Sidi, who also serves as a member of the Board, also serves as a member of the board of directors of N2OFF.

- - - - - - - - - - - - - - - - - - - - - - - - -