Form 20-F
period 2025-12-31
SciSparc Ltd.
filed 2026-04-29
CIK 1611746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

365,444 Ordinary Shares, no par value, as of December 31, 2025

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

Yes ☐ No ☒

i

INTRODUCTION

We, through our subsidiary NeuroThera Labs Inc. (formerly known as Miza III Ventures Inc.) (TSXV:NTLX), or NeuroThera, engage in clinical-stage pharmaceutical developments. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. In October 2025, we acquired a controlling interest in NeuroThera, a publicly traded company on the TSX Venture Exchange, or the TSXV, in Canada, and we transferred to NeuroThera our advanced clinical stage pharmaceutical portfolio and our equity stake of approximately 51% in SciSparc Nutraceuticals Inc., or SciSparc Nutraceuticals.

With the focus on creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies, through our majority owned subsidiary NeuroThera, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol, or THC, and/or non-psychoactive cannabidiol, or CBD, and/or other cannabinoid receptors, agonists: SCI-110 for the treatment of Tourette syndrome, or TS, and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of Autism Spectrum Disorder, or ASD, and Status Epilepticus, or SE. We also have a majority-owned subsidiary, held by NeuroThera, whose business focuses on the sale of hemp seed oil-based products and others on Amazon Marketplace.

We were incorporated under the laws of the State of Israel on August 23, 2004. Our Ordinary Shares are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “SPRC”.

Unless otherwise indicated, all references to the “Company,” “we,” “us,” “our” and “SciSparc” refer to SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) and its subsidiaries.

On July 3, 2025, we completed a reverse split of our share capital in the ratio of 21 to 1, and on March 4, 2026, we completed a reverse split of our share capital in the ratio of 9 to 1, or the Reverse Splits. Unless the context expressly indicates otherwise, all references to share and per share amounts referred to in this Annual Report on Form 20-F reflect the amounts after giving effect to the Reverse Splits.

References to “U.S. dollars”, “USD” and “$” are to currency of the United States of America, references to “Canadian dollars”, “CAD”, or to “C$” are to Canadian dollars. and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this Annual Report on Form 20-F, or the Annual Report, are translated using a rate of NIS 3.19 to USD 1.00, the last exchange rate published by the Bank of Israel on December 31, 2025.

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

Forward-looking statements include, but are not limited to, statements about:

●	our ability to raise capital through the issuance of additional securities and ability to continue as a going concern;

●	our ability to advance the development our pharmaceutical product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our pharmaceutical product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or FDA, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the healthcare policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate our eCommerce operations and business, which focuses on the sale of hemp-based products on Amazon Marketplace;

●	our ability to list NeuroThera on a national U.S. stock exchange and realize the anticipated benefits of the acquisition;

●	the overall global economic environment;

●	NeuroThera’s ability to comply with its disclosure obligations and TSXV annual and interim filing deadlines;

●	the closing of the CliniQ (as defined below) transaction and the timing thereof;

●	our ability to comply with continued listing requirements and standards of Nasdaq;

●	general market, political, military and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as elsewhere in this Annual Report.

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

Risks Related to Our Financial Condition and Capital Requirements

●	We are a specialty clinical-stage pharmaceutical company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our product candidates.

●	We have not generated any revenue from the sale of our current product candidates and may never be profitable.

●	We expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our product candidates. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations.

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to the Discovery and Development of Our Pharmaceutical Product Candidates

●	We are heavily dependent on the success of our pharmaceutical product candidates, which are in the late stages of pre-clinical development or early stages of clinical development. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

●	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results. We may also find it difficult to enroll patients in our clinical studies. Difficulty in enrolling patients could delay or prevent clinical studies of our pharmaceutical product candidates.

v

Risks Related to Our Reliance on Third Parties

●	We rely on third parties to conduct our preclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our pharmaceutical product candidates and our business could be substantially harmed.

●	We will rely on third parties to manufacture our active pharmaceutical ingredient, or API, and formulations. Our business could be harmed if those third parties fail to provide us with sufficient quantities of our needed supplies or fail to do so at acceptable quality levels or prices.

Risks Related to Commercialization of Our Pharmaceutical Product Candidates

●	If the market opportunities for our pharmaceutical product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively in our markets. Further, if we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

●	We face risks related to the acquisition of the complete portfolio of patents, trademarks, know-how, and related intellectual property rights primarily associated with the MUSE™ system for innovative endoscopic systems and medical camera from Xylo Technologies Ltd., or Xylo, including the expiration or near-term expiration of certain acquired patents; Xylo’s ability to assign certain commercial contracts to us and the completion of the formal transfer of the acquired patents to our name.

Risks Related to Our Pharmaceutical Business Operations

●	From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements. Similarly, we may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate.

Risks Related to Our Subsidiaries’ Operations

●	We may be unable to successfully integrate or execute our subsidiary’s eCommerce operations business, which we control through NeuroThera.

●	We depend in part on the operations and strategic activities of our subsidiaries, and these activities may involve new business areas or technologies and may not achieve the anticipated benefits.

Risks Related to the Ownership of Our Securities

●	We will need additional capital in the future. Raising additional capital by issuing securities may cause dilution to existing shareholders.

●	The market price of our Ordinary Shares has been and may continue to be highly volatile, and future sales of our Ordinary Shares or securities convertible into our Ordinary Shares, or the perception that such sales may occur, could cause our share price to decline and impair our ability to raise additional capital.

Risks Related to Israeli Law and Our Operations in Israel

●	Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

●	Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Ordinary Shares could decline. These disclosures reflect our belief and opinion as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

Risks Related to Our Financial Condition and Capital Requirements

We are a specialty clinical-stage pharmaceutical company and have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our product candidates.

We have historically incurred substantial net losses, including net losses of approximately $12.6 million for the year ended December 31, 2025, $7.5 million for the year ended December 31, 2024, and $5.9 million for the year ended December 31, 2023. As of December 31, 2025, we had an accumulated deficit of approximately $87 million.

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

We have not yet commercialized any of our pharmaceutical product candidates and have not generated any revenue from sales of our pharmaceutical product candidates since the date of our inception. Although we have undertaken preliminary activities relating to potential commercialization efforts of our proprietary PEA oral tablets formulation. CannAmide™, we do not currently expect the sale of CannAmide™ to result in material revenues, nor is CannAmide™ our lead pharmaceutical product candidate. We do not know whether or when we will become profitable. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our pharmaceutical product candidates and on the demand for our pharmaceutical product candidates. We expect that we will need to continue to fund these development and commercialization activities through external financing sources. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, one or more of our pharmaceutical product candidates. Our ability to generate future revenue from pharmaceutical product candidate sales depends heavily on our success in many areas, including but not limited to:

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

As of December 31, 2025, our cash was approximately $4.6 million, other accounts receivable was approximately $0.3 million, we had working capital of approximately $3.2 million and we also had an accumulated deficit of approximately $87 million. Based upon our current operating plan, we do not expect that our existing cash will be sufficient to fund operations for at least the next 12 months. We expect that we will require substantial additional capital to commercialize our pharmaceutical product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our capital needs have increased in recent periods as a result of our reliance on recurring equity and equity-linked financings, and we expect that we will continue to depend on external financing sources for the foreseeable future. Our funding requirements may also increase if we pursue strategic transactions, acquisitions or investments. Our future funding requirements will depend on many factors, including but not limited to:

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

We may not recover amounts owed to us by AutoMax, which could adversely affect our financial condition and results of operations.

Between June 2023 and March 2025, we entered into a series of agreements with AutoMax Motors Ltd., or AutoMax, including a share purchase agreement, a non-binding letter of intent, an agreement and plan of merger entered into on April 10, 2024, as amended from time to time, and multiple loan arrangements, including a bridge loan entered into on January 14, 2024, or the Bridge Loan, and an additional loan entered into on February 24, 2025, or the Additional Loan Agreement. These arrangements were entered into in the context of a proposed business combination transaction that was approved by the shareholders of both companies.

In October 2025, contemplated merger agreement with AutoMax was terminated and the merger was not consummated. In addition, in October 2025, insolvency proceedings in respect of AutoMax commenced in Israeli court and the Israeli court froze proceedings against AutoMax and appointed a trustee in connection with insolvency proceedings. We have filed a debt petition as part of those proceedings. See “Item 8.A. Legal Proceedings – AutoMax” for additional information. We have outstanding loan exposure to AutoMax under the Bridge Loan and the Additional Loan Agreement and we recognized a loss on impairment of loans granted to AutoMax in the amount of $5,973,000 for the year ended December 31, 2025.

Given AutoMax’s financial condition and the ongoing insolvency process, we may not recover from AutoMax the outstanding principal and accrued interest owed to us under the Bridge Loan and Additional Loan Agreement, on a revised repayment schedule, or at all. Any failure to recover such amounts could have a material adverse effect on our financial condition, results of operations and liquidity.

There is substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2025, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This doubt about our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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

To date, we have invested substantially all of our efforts and financial resources to design and develop our pharmaceutical product candidates, including conducting preclinical studies and providing general and administrative support for these operations. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more pharmaceutical product candidates. We currently generate no revenue from sales of any pharmaceutical product candidate, and we may never be able to develop or commercialize a marketable pharmaceutical product candidate. A significant portion of our pharmaceutical development activities is conducted through our subsidiary, NeuroThera.

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

Applications for our pharmaceutical product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

●	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical studies;

●	we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a pharmaceutical product candidate’s safety-benefit ratio for its proposed indication is acceptable;

●	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical studies;

●	the data collected from clinical studies of our pharmaceutical product candidates may not be sufficient to support the submission of a New Drug Application, or NDA, in the United States or elsewhere

●	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

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

In June 2016, we submitted a request for orphan drug designation to the FDA for SCI-110 for the treatment of TS. After multiple requests from the FDA and our responses to those requests from 2016 to 2021, the FDA repeatedly declined to grant the request, primarily citing insufficient prevalence data and concerns about limiting treatment to a specific patient subgroup. While the FDA acknowledged preliminary clinical data supporting SCI-110’s potential benefit and agreed the moderate-to-severe TS subpopulation could qualify, it raised additional concerns regarding patient subset restrictions and safety, particularly in pediatric use, leading us to amend our request to focus on adults. In June 2021, the FDA stated it could not grant the designation without new supporting data, and we plan to revisit the application following results from our upcoming Phase IIb clinical trial.

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

The use of dronabinol has been associated with seizures, paranoia, rapid heart rate and unusual thoughts and behaviors. In addition, certain of our other product candidates contain cannabinoid-based components (for example, SCI-210 includes CBD in combination with CannAmide™), and their safety profiles may not be fully characterized for the indications we are pursuing. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical studies and could result in a more restrictive marketing label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Potential side effects of our cannabinoid-based treatments may include: asthenia, palpitations, tachycardia, vasodilation/facial flush, abdominal pain, nausea, vomiting, amnesia, anxiety/nervousness, ataxia, confusion, depersonalization, dizziness, euphoria, hallucinations, paranoid reaction, somnolence and abnormal thinking. Results of our studies may identify unacceptable severity and prevalence of these or other side effects. In such an event, our studies could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny or withdraw approval of our product candidates for any or all targeted indications.

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

The first THC-based pharmaceutical, a pill sold under the commercial name of Marinol (scientific name: dronabinol), was developed by a company called Unimed Pharmaceuticals, with funding provided by the National Cancer Institute. In 1985, Marinol received FDA approval as a treatment for chemotherapy-related nausea and vomiting. Today, Marinol is marketed by AbbVie, Inc. Since the introduction of Marinol into the market, other pharmaceuticals containing THC have also been developed. These include generic oral capsules of dronabinol, such as those marketed by SVC Pharma LP and Akorn Inc., Meda AB’s Cesamet (nabilone), a synthetic derivative of THC, and Sativex (nabiximols), a whole cannabis extract administered as an oral spray. Furthermore, to the best of our knowledge, a number of companies are working in the cannabis therapeutic area and are pursuing regulatory approval for their product candidates. For example, GW Pharmaceuticals PLC (acquired by Jazz Pharmaceuticals, Inc.), or GW, which markets Sativex, a botanical cannabinoid oral mucosal for the treatment of spasticity due to multiple sclerosis, received FDA approval in the United States in June 2018 for Epidiolex, a liquid formulation of highly purified cannabidiol extract, as a treatment for Dravet’s Syndrome, Lennox Gastaut Syndrome, and various childhood  epilepsy syndromes. In addition, GW is developing, among others, cannabidivarin, or CBDV, based therapy for ASD and therapy for neonatal hypoxic-ischemic encephalopathy and schizophrenia. Zynerba Pharmaceuticals, Inc. (acquired by Harmony Biosciences Holdings, Inc., or Zynerba, is developing a transdermal formulation of cannabidiol for Fragile X and certain refractory epilepsies and ASD.

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

Our product candidates may also compete with medical and recreational marijuana, in markets where the recreational and/or medical use of marijuana is legal. There is support in the United States for further legalization of marijuana. For example, on December 18, 2025, President Trump signed an Executive Order on increasing medical marijuana and cannabinol research. In markets where recreational and/or medical marijuana is not legal, our product candidates may compete with marijuana purchased in the illegal drug market. We cannot assess the extent to which patients may utilize marijuana obtained illegally for the treatment of the indications for which we are developing our product candidates.

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

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. The following are among the provisions established by the Patient Protection and Affordable Care Act of 2010, or ACA, of greatest importance to the pharmaceutical and biotechnology industry:

●	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the Average Manufacturer Price, or AMP, for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the AMP;

●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, or MCOs;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (now 70%) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	expansion of the entities eligible for discounts under federal 340B;

●	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●	establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. This center is currently focused on the following priorities:

●	testing new payment and service delivery models;

●	evaluating results and advancing best practices;

●	engaging a broad range of stakeholders to develop additional models for testing; and

●	implementation of the federal physician payment transparency requirements, or the Sunshine Act. The Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act, or the SUPPORT Act, signed into law on October 24, 2018, expanded Sunshine Act reporting to include data for physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwifes. The amendment applies to reports submitted to CMS on or after January 1, 2022.

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

Two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or the TCJA, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” In July 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On April 27, 2020, the U.S. Supreme Court reversed a Federal Circuit decision that previously upheld Congress’ denial of $12 billion in “risk corridor” funding. Congress may consider additional legislation to repeal, or repeal and replace, other elements of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, then President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Trump administration will impact the ACA and our business. We continue to evaluate the ACA and its possible repeal and replacement, as the extent to which any such changes may impact our business or financial condition remains uncertain.

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

Not including patents and applications which we are in the process of being assigned, we have a portfolio of seven granted patents with the U.S. Patent and Trademark Office, or USPTO, eight patent families and two trademarks, of which eight families include Patent Cooperation Treaty, or PCT, applications, that have entered the national phase in various national entities. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to our patents after issuance could deprive us of rights necessary for the successful commercialization of any new product candidates that we may develop and would allow other third parties to compete with us.

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

Certain of the patents we acquired from Xylo have expired and certain others will expire in the near term, which may limit or eliminate the intellectual property protections available to us and adversely affect our ability to commercialize the acquired technologies.

On January 8, 2026, we entered into an asset purchase agreement with Xylo, pursuant to which we acquired the complete portfolio of patents, trademarks, know-how, and related intellectual property rights primarily associated with the MUSE™ system for innovative endoscopic systems and medical cameras. As of the date of this Annual Report, the terms of certain patents included in the acquired portfolio have already expired and the terms of certain other patents are expected to expire in the near term. Upon the expiration of a patent, the protections afforded by such patent cease and third parties may be free to manufacture, use, sell, or import products or technologies that were previously covered by such patent without our authorization. The expiration of one or more patents within the acquired portfolio may reduce or eliminate barriers to competition, enabling competitors to develop and market products based on the same or similar technologies. This could lead to increased competition, downward pressure on pricing for products that use such technologies and a reduction in our potential revenues from the planned commercialization of the acquired assets. In addition, to the extent that patents that have already expired or will expire in the near term cover key aspects of the MUSE™ system or the other acquired endoscopic technologies, we may be unable to prevent third parties from practicing the inventions claimed in those patents, which could materially and adversely affect the value of the acquired intellectual property portfolio and our ability to generate revenue from the commercialization thereof. There can be no assurance that the remaining patents within the acquired portfolio will provide adequate protection or that we will be able to develop, file, or obtain additional patents or other forms of intellectual property protection to supplement the expiring or expired patents. Our inability to maintain meaningful patent protection over the acquired technologies could have a material adverse effect on our business, financial condition, results of operations and prospects.

Xylo may not be able to assign certain commercial contracts to us as required under the asset purchase agreement, which could impair our ability to commercialize the acquired assets from the ground up and generate anticipated revenues.

terms of the asset purchase agreement, Xylo is required to assign to us certain commercial contracts relating to the acquired intellectual property portfolio, including contracts that may be material to our planned commercialization strategy from the ground up. The assignment of such commercial contracts may require the consent of the applicable counterparties, and there can be no assurance that such consents will be obtained on a timely basis, on acceptable terms, or at all. Counterparties to such contracts may refuse to consent to the assignment, may seek to renegotiate the terms of such contracts in connection with any assignment, or may assert that the attempted assignment constitutes a breach of the applicable agreement, potentially giving rise to termination rights or other remedies in favor of such counterparties. If Xylo is unable to assign one or more of the relevant commercial contracts to us, or if such assignments are delayed, we may be unable to realize the full expected benefits of the acquisition. We may also need to negotiate new agreements with such counterparties, which may be on terms less favorable than the existing arrangements, or we may be unable to enter into replacement agreements at all. Any failure by Xylo to assign the relevant commercial contracts, or any disruption to existing commercial relationships arising from the assignment process, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The process of transferring the acquired patents from Xylo to our name has not yet been completed, and any delay or failure in completing such transfers could impair our intellectual property rights and adversely affect our business.

As of the date of this Annual Report, the process of recording the transfer of certain patents acquired from Xylo pursuant to the asset purchase agreement in the relevant patent offices has not yet been completed. Although Xylo executed an assets transfer deed with respect to the acquired patents, the formal recordation of such transfers with the applicable patent authorities in various jurisdictions may take a significant period of time and is subject to administrative and procedural requirements that are outside of our control. Until the transfer of the acquired patents is formally recorded in the relevant patent offices, our ability to enforce such patents against third parties may be limited, and questions may arise regarding the chain of title to such patents. Any deficiency in the documentation or procedures required to effect the transfer could result in a delay in, or failure to complete, the recordation of our ownership of such patents. In addition, if the transfer of certain patents is not completed in a timely manner, third parties could challenge our standing to enforce such patents, or we could face difficulties in licensing such patents to potential commercial partners. Any inability to complete the transfer of the acquired patents, or any delay in doing so, could limit our ability to fully protect and exploit the acquired assets, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Pharmaceutical Business Operations

From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreement. Similarly, we may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate.

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

Similarly, we may strategically invest into various companies. However, we can offer no assurance that the value of our investment will increase or that it will not fluctuate because the value of our investments may be adversely affected by a number of factors, such as negative changes in a company’s results of operations, cash flows, financial position and accounting impairment.

For example, in November 2022, we invested in Clearmind, a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health conditions. In addition, in August 2024, we entered into an exclusive patent license agreement with Polyrizon Ltd., or Polyrizon, for the out-licensing of our SCI-160 program, or the Polyrizon License. As of the date of this Annual Report, the SCI-160 license remains in effect, and we do not hold any Polyrizon securities, other than Series A warrants received in connection with the April 1, 2025 private placement described under “Item 4.B. Business Overview – Polyrizon.”

In January 2026, we closed the acquisition of the complete portfolio of patents, trademarks, know-how, brand names and related intellectual property rights, including unregistered intellectual property rights, owned by Xylo. However, Xylo ceased all commercial and operational activities related to the acquired assets in early 2023, and has had no operations, revenue, expenses, or active business with respect to such assets from that time through the date of the acquisition. We are planning to build Xylo’s commercial activities essentially from the ground up.

In December 2025, we, through NeuroThera, entered into a non-binding term sheet to acquire a majority interest in an Israeli-based quantum computing bio data analysis company focused on quantum-enabled clinical and biological data analysis. On March 9, 2026, NeuroThera entered into a share purchase agreement among certain shareholders of CliniQuantum Ltd., or CliniQ, CliniQ and NeuroThera. Pursuant to the agreement, NeuroThera will acquire 56,375 ordinary shares of CliniQ, representing approximately 54% of the issued and outstanding ordinary shares of CliniQ on a fully diluted basis immediately prior to the closing of the transaction. As of April 28, 2026, NeuroThera had not closed the transaction with CliniQ.

The anticipated benefits of the investment in Clearmind, the exclusive patent license agreement with Polyrizon, letters of intent, term sheets or other potential investments or strategic transactions may not be realized to the full extent, in a timely fashion, or at all, and any failure to realize such benefits could have a material adverse effect on our results of operations, cash flows and financial position. In addition, the anticipated benefits of any future strategic investments, collaborations or transactions may not materialize or may not be realized to the full extent, in a timely fashion, or at all, which could similarly adversely affect our business, results of operations, cash flows and financial position.

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

The success of our business depends in part on the successful execution of the NeuroThera transaction and NeuroThera’s ability to operate as a public company.

In October 2025, we completed the NeuroThera transaction pursuant to which we transferred our advanced clinical-stage pharmaceutical portfolio and certain related assets, including our equity interest in SciSparc Nutraceuticals, to NeuroThera, in which we hold a controlling equity interest. As a result, a significant portion of our pharmaceutical development activities is conducted through NeuroThera. The success of this transaction depends on NeuroThera’s ability to execute its business strategy and operate effectively as a public company. Among other things, NeuroThera must comply with its disclosure obligations and the applicable filing requirements of the TSXV, including annual and interim filing deadlines. In addition, our ability to realize the anticipated benefits of the transaction may depend in part on our ability to list NeuroThera on a national securities exchange in the United States. There can be no assurance that NeuroThera will successfully comply with these requirements, obtain such a listing, secure financing, effectively integrate the transferred assets, or advance the development and commercialization of the transferred technologies. If NeuroThera is unable to successfully execute its strategy, comply with applicable regulatory and disclosure requirements, or achieve the anticipated benefits of the NeuroThera transaction, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the eCommerce Operations of SciSparc Nutraceuticals

We may be unable to successfully pursue, integrate, or execute upon the eCommerce operations business of SciSparc Nutraceuticals.

In September 2022, we purchased Wellution™, a business and brand which sells hemp-based products on Amazon Marketplace. In October 2025, as part of a strategic transaction, we transferred our equity interest of approximately 51% in SciSparc Nutraceuticals to NeuroThera, and our exposure to the Wellution™ business is now held indirectly through NeuroThera.

Our management has limited prior experience in eCommerce business operations. There can be no assurance that the Wellution™ business, conducted through SciSparc Nutraceuticals and held indirectly through NeuroThera, will be successfully implement our new business ventures or successfully operate within this industry. The successful integration of a new business also depends on our ability to manage the new business, realize forecasted synergies and full value from the combined business. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable, through NeuroThera, to successfully integrate Wellution into our existing operations and any inability to do so may also hinder our ability to grow, divert the attention of management and our key personnel, disrupt our business and impair our financial results.

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

Launching new brands, products and services requires significant upfront investments, including investments in marketing (namely digital marketing and Pay Per Click (PPC)), information technology and additional personnel. We operate in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow our business. We may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new brands, products or services or to expand our existing offerings could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that we will be able to operate our networks effectively.

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

As of April 28, 2026, holders of warrants (including pre-funded warrants) and a convertible promissory note may exercise their warrants or convertible promissory note into up to 520,565 Ordinary Shares. In the event that such warrants are exercised in full or such promissory note is converted into Ordinary Shares, the ownership interest of existing holders of our equity securities will be diluted and may have a negative effect on the trading price of our Ordinary Shares.

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

Our warrants and pre-funded warrants only represent the right to acquire Ordinary Shares at a fixed price, and in the case of the warrants, for a limited period of time. Specifically, holders of the warrants and pre-funded warrants that we issued in private placements in March 2021, June 2022 and October 2023 and in our November 2020 and August 2023 public offerings may exercise their right to acquire Ordinary Shares and pay an exercise price per Ordinary Shares (in the case of the pre-funded warrants, $0.189 to $4.914 per Ordinary Share and in the case of other warrants, ranging from $12,923.82 to $120,393 per Ordinary Share), subject to adjustment upon certain events, within five years from their date of issuance, with the exception of the June 2022 warrants, which will expire seven years from the date of issuance.

If we fail to meet all applicable Nasdaq Capital Market requirements, Nasdaq could delist our Ordinary Shares, which could adversely affect the market liquidity of our Ordinary Shares and the market price of our Ordinary Shares could decrease.

Nasdaq monitors our ongoing compliance with its minimum listing requirements and if we fail to meet those requirements and cannot cure such failure in the prescribed period of time, our Ordinary Shares could be subject to delisting from the Nasdaq market. In the event that our Ordinary Shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Ordinary Shares could be conducted only in the over-the-counter market such as the OTC Pink or the OTCQB. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

On July 16, 2024, we received a written notice from Nasdaq indicating that we were not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), we were initially granted a period of 180 calendar days to regain compliance with the minimum bid price requirement, or until January 12, 2025. On January 14, 2025, we received an additional written notice from Nasdaq indicating that we had been granted, per our request, an additional 180-day compliance period, or until July 14, 2025, to regain compliance with the minimum bid price requirement.

Effective as of market open on July 3, 2025, we effected the Reverse Split of our issued and outstanding Ordinary Shares. In addition, on June 26, 2025, our shareholders approved a framework for a reverse split of the issued and outstanding Ordinary Shares in the range of a ratio of between 1:2 and 1:250, to be effected at the discretion of, at such ratio within the approved range and by such number of increments, and on such dates, as may be determined by our board of directors within 18 months following the date of approval.

On July 18, 2025, we received a written notice from Nasdaq indicating that Nasdaq determined that for 10 consecutive business days, from July 3 through July 17, 2025, the closing bid price of our Ordinary Shares had been at least $1.00 per share or greater, and accordingly, we regained compliance with Listing Rule 5550(a)(2). Although we have since cured this deficiency and have regained compliance with Nasdaq Listing Rule 5550(a)(2), there is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules.

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, if a company fails to meet the minimum bid price requirement and the company has effected a reverse share split over the prior one-year period, the company would not be eligible for any compliance period and the Listing Qualifications Department will issue a Delisting Determination under Nasdaq Listing Rule 5810 with respect to that company’s securities. This change will apply to a company even if the company was in compliance with the bid price requirement at the time of its prior reverse share split. In addition, if a company’s security fails to meet the bid price requirement and the company has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company is not eligible for any compliance periods and Nasdaq must issue a Delisting Determination with respect to that security.

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

As described in greater detail above under “If we fail to meet all applicable Nasdaq Capital Market requirements, Nasdaq could delist our Ordinary Shares, which could adversely affect the market liquidity of our Ordinary Shares and the market price of our Ordinary Shares could decrease,” we have previously received notices from Nasdaq regarding our compliance with the minimum bid price requirement and have taken actions to regain compliance. There is a risk that we could be subject to additional notices of delisting for failure to comply with Nasdaq Listing Rule 5550(a)(2) or other Nasdaq Listing Rules and no assurance can be given that we will remain eligible to be listed on Nasdaq.

Further, because of the previous delisting of our ADSs from Nasdaq, if we fall out of compliance with Nasdaq requirements in the future, our Ordinary Shares may be more likely to be subject to Nasdaq’s delisting process and no assurance can be given that we will be able to regain compliance. Any delisting could adversely affect our ability to obtain financing for the continuation of our operations and could result in a loss of confidence by investors, customers and employees.

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

Regardless of whether or not there is merit to the claims underlying any legal proceedings to which we are subject, and regardless of whether we are found as a result of such proceedings to have violated any applicable laws, such proceedings can be expensive to defend or respond to, and could result in substantial costs and diversion of management’s attention and resources, which could harm our business, and potentially could cause substantial and irreparable harm to our public reputation. For example, on May 2, 2023, Capital Point Ltd., or Capital Point, filed a lawsuit in the Tel Aviv-Jaffa District Court against us as the sole defendant in connection with the warrant we issued to Capital Point pursuant to a joint venture transaction entered into on May 15, 2020 by and between us, Capital Point and Evero Health Ltd. one of our subsidiaries. The lawsuit includes allegations of breaches of contract under the Israeli Contracts Law (General Part), 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches under the Israeli Torts Ordinance (New Version), 1968. The lawsuit claims damages in the amount of NIS 10,000,000 (approximately $3.13 million), which accounts for, as of the date of the filing of the lawsuit, liquidated damages according to the provisions set forth in the warrant, and seeks as well for the court to order a mandatory injunction order for us to issue a warrant to Capital Point to purchase $340,000 of our ordinary shares, the return of any unlawful profits received by us and punitive damages. As of April 28, 2026, we cannot predict the likelihood of our success in the lawsuit. If we do not prevail in such lawsuit, our results of operations and reputation could be adversely affected.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our Ordinary Shares if we are or were to become a PFIC.

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we were deemed a PFIC for 2025 and do not expect to be deemed a PFIC for 2026. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC. See Item 10.E. “Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Companies” for additional information.

Risks Related to Israeli Law and Our Operations in Israel

We conduct our operations in Israel. Conditions in Israel, including pollical, military or economic instability in the region, may affect our operations.

We are incorporated under Israeli law, and all of our employees, including our Chief Executive Officer and Chief Financial Officer, and other senior members of our management team, operate from our headquarters located in Israel. In addition, all of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

In October 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and carried out attacks against both civilian and military targets. Hezbollah militants also launched attacks against civilian and military targets from Israel’s northern border. Since these events began, additional hostilities have involved other parties in the region, including Iran and its proxies, and tensions between the United States and Iran have increased. In June 2025, following intelligence assessments indicating imminent attacks, Israel conducted strikes against Iranian military and nuclear infrastructure together with the United States, which led to Iranian counterattacks before a ceasefire was reached on June 24, 2025, after 12 days of hostilities. On February 28, 2026, Israel and the United States launched a second, larger-scale offensive against Iran. Iran has retaliated with sustained attacks across the Middle East and was joined by renewed Hezbollah attacks on Israel. As of the date hereof, a ceasefire agreement has been reached with Hamas and Iran; however, there is no assurance that this agreement will be upheld and military activity and hostilities may continue to exist at varying levels of intensity.

While our facilities have not been damaged during the recent war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. For example, our SCI-210 ASD clinical trial at Soroka Medical Center was delayed by three months. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

In connection with the recent conflicts, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. None of our employees have been called to active military duty as of April 28, 2026. The absence of our employees due to any future military service may materially and adversely affect our ability to conduct our operations.

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

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

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

Our research and development efforts with respect to some of our past activities, which was focused on developing an immunotherapeutic monoclonal antibody for the treatment of Alzheimer’s disease, which we sold in March 2015, and our Anti-CD3 technology directed toward the treatment of inflammatory and autoimmune diseases, which in part was returned and re-assigned to Hadasit Medical Research Services & Development Ltd., or Hadasit, and in part is still in the process of being sold, were financed in part through royalty-bearing grants from the Israeli Innovation Authority, or the IIA. As of December 31, 2025, we had received the aggregate amount of approximately $1.1 million from the IIA for the development of our abovementioned technologies. As of December 31, 2025, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $1.1 million including interest. With respect to such grants, we are committed to pay royalties up to $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, or the Innovation Law, and related regulations, as amended, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA Research Committee would be required for any transfer or license to third parties inside or outside of Israel of know-how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development or manufacturing.

Under the Innovation Law and the regulations thereunder, a recipient of IIA grants is typically required to return the grants by the payment of royalties of 3% to 5% on the revenues generated from the sale of products (and related services) developed (in whole or in part) under an IIA program up to the total amount of the grants received from IIA plus the relevant interest rate, if any. Under IIA regulations, grants received before June 30, 2017, bear the annual interest rate that applied at the time of the approval of the applicable IIA file which will apply to all of the funding received under such IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. Grants approved after January 1, 2024, bear the higher rate of (i) 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported products, technology or know-how outside of Israel may involve the payment of significant amounts. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

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

We are subject to the FCPA, which generally prohibits companies, such as us, whose securities are listed in the United States, from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign government official, political party or candidate for public office for the purpose of influencing any act or decision of such foreign person in order to assist companies like us in obtaining or retaining business. The FCPA also obligates companies like us, whose securities are listed in the United States, to comply with accounting provisions requiring the companies to maintain books and records that accurately and fairly reflect all transactions of the companies, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The U.S. Department of Justice and the SEC, which have responsibility for enforcement of the FCPA, both consider employees of government-operated health care systems to be “foreign officials” for FCPA purposes. In addition, the U.S. Department of Justice and the SEC are both engaged in a long-running FCPA compliance review of pharmaceutical companies. Enforcement priorities, policies and practices under the FCPA may change over time, including as a result of changes in administration or enforcement guidance; however, such changes may not reduce, and could increase, the likelihood or severity of enforcement actions. If our employees or agents are found to have engaged in conduct that violates the FCPA, we would be held responsible and could suffer severe penalties and other consequences, including adverse publicity and damage to our reputation.

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

The trading market for our Ordinary Shares may be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our securities, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our securities to decline.

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

Our capital expenditures for 2025, 2024 and 2023 amounted to $0.

B. Business Overview

Overview

We, through our subsidiary NeuroThera, engage in clinical-stage pharmaceutical developments. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, through our majority owned subsidiary NeuroThera, we are currently engaged in the following development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of TS and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of ASD and SE. We also have a majority-owned subsidiary, held by NeuroThera, whose business focuses on the sale of hemp seed oil-based products and others on Amazon Marketplace.

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

Pursuant to the positive results obtained in a phase IIa TS study conducted at Yale School of Medicine, we developed a regulatory dossier that was submitted to the German Federal Institute for Drugs and Medical Devices, or BfArM, and the Israeli Ministry of Health, or MoH, and the FDA for our SCI-110 program for TS. Following the Phase IIa study, we announced in June 2023 BfArM approval for a Phase IIb clinical trial for SCI-110 in subjects suffering from TS, with a view to such clinical trial being carried out in Germany at the Hannover Medical School. In August 2022, we received MoH approval to conduct the clinical trial in Israel at Sourasky Medical Center. In October 2024, we received FDA clearance to proceed under our IND, enabling us to conduct the clinical trial in the United States. Depending on the availability of financing and other resources, we may consider advancing SCI-110 into a Phase IIb clinical trial for this indication; however, there can be no assurance that we will proceed with such a trial or that sufficient funding will be available on acceptable terms, or at all.

In February 2021, we announced an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. In December 2021, The Israeli Medical Center for Alzheimer’s recruited the first patient to participate in the phase IIa clinical trial. In June 2023, we announced positive topline results from our Phase IIa clinical trial of SCI-110 in patients with Alzheimer’s disease and agitation at the Israeli Medical Center for Alzheimer’s, suggesting that SCI-110 is safe and tolerable while significantly improving agitation symptoms over time in the elderly population with Alzheimer’s disease. This Phase IIa clinical trial was an open label study, which included 18 patients diagnosed with Alzheimer’s disease and agitation, to evaluate the safety, tolerability and efficacy trends of twice daily oral administration of SCI-110. Results showed that the clinical trial met its primary endpoints of the number of drop-out subjects due to poor tolerability and the number of clinical trial treatment-related adverse events, with no SCI-110 related safety issues observed and no dropouts from the clinical trial due to clinical trial medication. Specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls. In addition, analysis of the clinical trial results showed that the clinical trial also met its secondary end point of change from baseline to end of treatment in agitation measured by the Cohen Mansfield Agitation Inventory where out of the fifteen patients treated with SCI-110 at least two consecutive times during the trial, thirteen of them at doses ranging between 7.5mg-12.5mg/day showed amelioration in agitation with no need to use rescue medication to control agitation. Although not significant, in the exploratory endpoints, eleven patients reduced food intake and showed feeding difficulties, as measured by the Edinburgh Feeding Evaluation in Dementia scale. There was not an effect observed resulting from the treatment on cognition and sleep quality, as measured by the Mini Mental State Examination and by the Sleep Order Inventory, respectively. Depending on the availability of financing and other resources, we may consider advancing SCI-110 into a Phase IIb clinical trial for this indication; however, there can be no assurance that we will proceed with such a trial or that sufficient funding will be available on acceptable terms, or at all.

On August 8, 2022, we announced that we have received approval from the MoH and Ethics Committee of Soroka Medical Center to conduct our clinical trial for SCI-210 in patients suffering ASD. On January 9, 2023, we signed an agreement with Soroka Medical Center to conduct the clinical trial with pediatric patients suffering from ASD. Our regulatory request to carry out this clinical trial was granted by the Israeli Medical Cannabis Agency, or IMCA, on July 10, 2023. This randomized, double-blind placebo-controlled clinical trial to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD was initiated in July 2023. As of the date of this Annual Report, 25 children suffering from ASD have been randomized into the study, and we expect to receive topline results within the next 12 to 18 months.

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

Market Size

Rising healthcare expenditure, favorable government initiatives, an increase in use of telemedicine and increasing aging population will drive the TS treatment market. According to the article titled “Global Tourette Syndrome Market – Industry Trends and Forecast to 2030,” published in July 2023, North America currently dominates the Tourette syndrome market due to major key players, high disposable income, high healthcare expenditure, and a well-developed healthcare sector in this region. Asia-Pacific is expected to grow by 2030 due to development activities, rising investment in the healthcare sector, and growing government support.

The global TS treatment market size is expected to reach $6.5 billion by 2030, according to the article titled “Global Tourette Syndrome Market – Industry Trends and Forecast to 2030”, published by Data Bridge Market Research in July 2023.  According to the same source, the market drivers are:

●	Increasing Awareness and Diagnosis - Growing awareness about TS among healthcare professionals and the general population has increased diagnosis rates. As more individuals are diagnosed with TS, the demand for effective treatments and management options is expected to rise, driving market growth.

●	Advancements in Medical Research - Ongoing advancements in medical research have improved the understanding of TS’s underlying causes and mechanisms. This has facilitated the development of novel therapies and treatment approaches. The progress in research is expected to continue driving the market’s growth by providing better treatment options.

●	Collaboration and Partnerships - Collaborative efforts between pharmaceutical companies, research institutions, and advocacy organizations have significantly developed new treatment options for TS. These partnerships help accelerate the drug discovery process and facilitate the translation of scientific findings into clinical applications.

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

Current Treatment

Pharmacological intervention is considered the first line of therapy for TS, but is reserved for more severe symptoms that interfere with the individual’s ability to function. Today, a full class of drugs that interact with dopamine and non-dopamine systems in the brain are used in the treatment of TS symptoms. Although as of the date of this Annual Report, the FDA has approved only two pharmacological treatments (for adult TS- haloperidol and pimozide) these treatments have a “black box warning”. Many drugs approved or off-label to treat TS are limited to the treatment of a narrow range of TS symptoms (mainly tics), and are associated with severe side effects, both of which limit their utility. Furthermore, several of these drugs have a black box warning on their label due to their potentially lethal effect. A black box warning is the strictest warning put in the labeling of prescription drugs or drug products by the FDA when there is reasonable evidence of an association of a serious hazard with the drug.

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

Following the Phase IIa study, we announced in June 2023 BfArM approval for a Phase IIb clinical trial for SCI-110 in subjects suffering from TS, with a view to such clinical trial being carried out in Germany at the Hannover Medical School. In August 2022, we received MoH approval to conduct the clinical trial in Isarael at Sourasky Medical Center. In October 2024, we received FDA clearance to proceed under our IND, enabling us to conduct the clinical trial in the United States. We also received Ethics Committee approvals in 2022 from Hannover Medical School and Sourasky Medical Center and Internal Review Board approval in 2023 at the Child Study Center at Yale School of Medicine.

In September 2023, we initiated the Phase IIb clinical trial at Sourasky Medical Center. The 86 patients in the clinical trial are randomized to either oral SCI-110 or placebo at a 1:1 ratio. The overall estimated clinical trial duration is 18-24 months from the time all clinical sites are up and running. We may also be required to conduct further preclinical studies in parallel to our clinical plans as part of registration process with the FDA and EMA. Following these clinical trials, if successful, we intend to conduct a Phase III, multinational, multicenter, randomized, double-blind, parallel-group, placebo controlled clinical trial to evaluate the safety, tolerability and efficacy of up to twice daily oral SCI-110 in treating TS. We expect to start enrollment into Phase III in the third quarter of 2026.

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

In October 2024, we received FDA clearance to proceed under our IND, enabling us to conduct the clinical trial in the United States. We expect to initiate the site to conduct the clinical trial in May 2026 and to start the enrollment in the third quarter of 2026.

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

Market Size

It is estimated that the global Alzheimer’s therapeutics market is projected to reach $10.4 billion by 2035 from $4.28 billion in 2023 with a CAGR of 9.23%. According to the CDC, Alzheimer’s disease is a top ten leading cause of death in the United States. In 2022, it was the seventh leading cause of death among U.S. adults and sixth leading cause of death among adults 65 years or older. The actual number of older people who die from Alzheimer’s may be much higher than what is officially recorded. Alzheimer’s and other types of dementia are not always reported on death certificates.

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

Our SCI-110 Solution for Alzheimer’s disease and Agitation

The drug product, SCI-110, is a unique proprietary combination of dronabinol (synthetic delta-9-tetrahydrocannabinol (Δ⁹-THC), and PEA).

In February 2021, we signed an agreement with The Israeli Medical Center for Alzheimer’s, to conduct a phase IIa clinical trial to evaluate the safety, tolerability and efficacy of SCI-110 in patients with Alzheimer’s disease and agitation using our proprietary cannabinoid-based technology. The study’s primary objective is the safety of SCI-110 and the secondary objective is the ability of the compound to ameliorate agitation and other behavioral disturbances in patients with Alzheimer’s disease. Depending on the availability of financing and other resources, we may consider advancing SCI-110 into a Phase IIb clinical trial for this indication; however, there can be no assurance that we will proceed with such a trial or that sufficient funding will be available on acceptable terms, or at all.

This Phase IIa clinical trial was an open label clinical trial, which included 18 patients diagnosed with AD and agitation, to evaluate the safety, tolerability and efficacy trends of twice daily oral administration of SCI-110. Results showed that the clinical trial met its primary endpoints of the number of drop-out subjects due to poor tolerability and the number of clinical trial treatment-related adverse events, with no SCI-110 related safety issues observed and no dropouts from the clinical trial due to clinical trial medication. Specifically, SCI-110 did not cause delirium, oversedation, hypotension or falls. In addition, analysis of the clinical trial results showed that the clinical trial also met its secondary endpoint of change from baseline to end of treatment in agitation measured by the Cohen Mansfield Agitation Inventory, or CMAI, where out of 15 patients treated with SCI-110 at least two consecutive times during the clinical trial, thirteen of them at doses ranging between 7.5mg-12.5mg/day showed amelioration in agitation with no need to use rescue medication to control agitation. CMAI is a standard measure for measuring agitation in people with dementia. The clinical trial showed that these subjects had amelioration in agitation (paired t-test: CMAI mean difference (mean +/- SD) =10.6+/-14.88, t= 2.76, df=14, p=0.015) from baseline (CMAI: 45.87 +/- 15.17) to endpoint (CMAI: 35.27 +/- 11.09). This resulted in an average reduction of 23% across the entire sample.

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

In August 2024, we announced the enrollment of the first five patients in the clinical trial of SCI-210 in children with ASD at Soroka Medical Center in Israel. As of the date of this Annual Report, 25 children suffering from ASD have been randomized into the study, and we expect to receive topline results within the next 12 to 18 months.

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

Globally, an estimated 5 million people are diagnosed with epilepsy each year. In high-income countries, there are estimated to be 49 per 100,000 people diagnosed with epilepsy each year. In low- and middle-income countries, this figure can be as high as 139 per 100,000.

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

On August 8, 2022, we announced that we have received approval from the MoH and Ethics Committee of Soroka Medical Center to conduct our clinical trial for SCI-210 in patients suffering ASD. On January 9, 2023, we signed an agreement with Soroka Medical Center to conduct the clinical trial on pediatric patients suffering from ASD. Our regulatory request to carry out this clinical trial was granted by the IMCA on July 10, 2023. This randomized, double-blind placebo-controlled clinical trial to evaluate the potential efficacy, safety and tolerability of SCI-210 in treating patients with ASD was initiated in July 2023. We initiated patient enrollment for the clinical trial in January 2024. In February 2024, we announced that we had successfully completed the manufacturing of the SCI-210 treatment for the clinical trial. In March 2024, the first patient was enrolled in this clinical trial. As of the date of this Annual Report, 25 children suffering from ASD have been randomized into the study, and we expect to receive topline results within the next 12 to 18 months.

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

On December 7, 2022, we announced positive results from our pre-clinical study of SCI-210 on SE, conducted at The Sheba Fund for Health Services and Research at Chaim Sheba Medical Center, which reaffirms the potential of its proprietary combination products to have a positive effect while minimizing adverse side effects. Our SCI-210 platform combines PEA with CBD. The non-clinical trial objective was to study the potential therapeutic effects of SCI-210 on SE and on neuro-biochemical markers for neurological cognitive sequelae. A pilocarpine SE-induced mice (C57BL/6 male) model to study SCI-210’s effects on seizure severity and mortality was used. After calibration, four groups of animals were studied: an effective-high dose CBD group, a sub-effective dose CBD group, a SCI-210 group (a combination of sub-effective CBD dose and PEA) and a non-treated control group. The results indicated differences in mortality rate as well as seizure rates over time. In the low-CBD group, a higher mortality rate (although not significant) was found and therefore it is reasonable to believe that no significant impact on neuronal protection was achieved. In the high-CBD group, higher, although not significant, levels of neuronal protection were found together with a decreased mortality rate when compared to control. The level of neuronal protection in the SCI-210 treatment was significantly higher compared to the control group and no mortality was found in this group. It was concluded that SCI-210 treatment may potentially be more effective than a CBD monotherapy. Moreover, since the concentrations used in the combo treatment are significantly lower than those recommended for CBD monotherapy, this treatment also has the potential to be safer. As of the date of this Annual Report, we are not actively advancing SCI-210 for this indication. Depending on the availability of financing and other resources, we may consider further development of this program in the future; however, there can be no assurance that we will do so.

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

Quantum Computing–Enabled Drug Discovery Initiative

In September 2025, our board of directors approved the launch of an early-stage research initiative focused on the application of quantum computing technologies to three-dimensional protein modeling and drug discovery. The objective of this initiative is to explore whether advanced computational approaches may, over time, enhance our ability to model protein structures and protein-ligand interactions relevant to neurological and rare diseases.

In December 2025, we, through NeuroThera, entered into a non-binding term sheet to acquire a majority equity interest in an Israeli-based quantum computing bio data analytics company focused on quantum-enabled clinical and biological data analysis. On March 9, 2026, NeuroThera entered into a share purchase agreement with CliniQ and certain shareholders of CliniQ to acquire 56,375 ordinary shares of CliniQ, representing approximately 54% of the issued and outstanding shares of CliniQ in consideration for 56,600,000 common shares of NeuroThera issued to the selling shareholders party to the share purchase agreement, representing an aggregate value of approximately $9,459,954.20 based on the 20-day trailing volume weighted average trading price of NeuroThera’s common shares on the TSXV. In addition to the consideration shares, the selling shareholders may be entitled to receive earn-out payments of up to $2,500,000 in the aggregate, payable in cash and/or common shares of NeuroThera at the sole discretion of NeuroThera, contingent upon the achievement of the certain milestones, including $500,000 for each of the first three patent applications filed by CliniQ with the USPTO or the European Patent Office, up to a maximum of $1,500,000 in the aggregate filed during a three year earn-out period following closing of the transaction, and an amount equal to 7.0% of any fundraising proceeds raised by NeuroThera, up to a maximum of $1,000,000 in the aggregate. Closing of the transaction is expected to occur within 30 days following the submission of the application for the Israeli tax ruling to the Israeli Tax Authority, subject to satisfaction or waiver of all closing conditions. The closing of the transaction is anticipated to be on or about May 15, 2026, unless otherwise agreed by the parties in writing.

CliniQ is a quantum technology company that submitted a patent application for a quantum based Monte-Carlo algorithm, a new field of quantum simulation. CliniQ develops a next-generation platform to transform clinical trials with the power of quantum computing. Its aim is to unlock insights hidden in massive, complex datasets to design smarter, faster, and more adaptive studies.

Collaboration with Clearmind

On March 7, 2022, we entered into a cooperation agreement, or the Cooperation Agreement, with Clearmind. The Cooperation Agreement includes, among others, examination of the benefit of integrating the core technologies of each company to explore the development of psychedelic-centric drug candidates and targeting mental health-related diseases. Pursuant to the terms of the Cooperation Agreement, we conducted a joint pre-clinical study with Clearmind. Under the Cooperation Agreement, we aim to pursue, develop and commercialize psychedelic-centric drug candidates. Our collaboration with Clearmind has resulted as of the date of this Annual Report, in the filing of thirteen patent applications. All patent applications refer to the combination of SciSparc’s CannAmide™ with several psychedelic molecules such as Clearmind’s 5-Methoxy-2-aminoindane, or MEAI, an innovative proprietary psychedelic treatment for addictions and others.

In May 2022, we announced that our collaboration with Clearmind resulted in the filing of a provisional patent application related to a psychedelic combination therapy treating numerous binge behaviors. The patent application referred to the combination of our CannAmide™ with Clearmind’s MEAI. The patent application followed successful pre-clinical studies that showed a significant dose dependent effect for MEAI treatment in reducing alcohol consumption of treated animals, with additional significant effect for the CannAmide™ treatment at the lower sub-effective MEAI dose. Additionally, in May 2022, we announced positive safety profile results from our joint pre-clinical trial with Clearmind. The clinical trial tested the proprietary combination of our CannAmide™ with Clearmind’s psychedelic molecule, MEAI, for alcohol consumption. A histopathology assessment was conducted on several organs (heart, lungs, liver, kidneys, brain, pancreas, spleen, and thyroid gland) from all experiment groups (n=3-5 per group) to determine the safety of the proprietary combination of MEAI and CannAmide™ versus control (mice) that were not exposed to alcohol. The severity of changes was scored by a 5-point scale by a qualified blinded toxicologist (Schafer et al., Toxicol Pathol 2018, 46:256-265). The results indicated a high safety profile of the combination treatment with no treatment-related changes observed.

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

From June 2023 through November 2025, our collaboration with Clearmind continued to generate extensive pre-clinical data and intellectual property across multiple therapeutic indications, including addiction, obesity, metabolic syndrome, eating disorders, depression and other central nervous system–related conditions.

During this period, we and Clearmind conducted and announced multiple pre-clinical studies evaluating proprietary combinations of psychedelic or psychoactive compounds, such as MEAI, together with N-acylethanolamines such as palmitoylethanolamide (PEA). The studies demonstrated, among other findings, reductions in addictive behaviors, improvements in metabolic parameters, weight loss, increased energy expenditure, fat oxidation and favorable safety and tolerability profiles in established animal models.

In parallel, we and Clearmind pursued a broad intellectual property strategy, resulting in the filing and publication of patent applications in the United States and internationally under the Patent Cooperation Treaty, as well as in Europe, Israel, South Korea, Mexico and other jurisdictions. These patent applications cover proprietary compositions and methods of use for the treatment of indications including alcohol and cocaine addiction, binge behavior disorders, obesity, metabolic dysfunction-associated steatotic liver disease (MASLD), eating disorders and depression.

In November 2025, following the completion of the NeuroThera Transaction (as defined below), we, through NeuroThera, together with Clearmind, filed an Israeli patent application covering a novel combination therapy of MEAI and N-acylethanolamines, including PEA, for the treatment of depression.

To date, our collaboration with Clearmind has resulted in the filing of 13 patent families with the United States Patent and Trademark Office and in multiple other global jurisdictions, reflecting a broad and continuing effort to develop psychedelic-based combination therapies integrating N-acylethanolamines for central nervous system and metabolic indications.

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

On August 13, 2024, we entered into the Polyrizon License. Pursuant to this agreement, we granted Polyrizon a royalty-bearing, exclusive, sub-licensable right and license to the SCI-160 platform and received ordinary shares of Polyrizon, pre-funded warrants to purchase ordinary shares of Polyrizon, and common warrants to purchase ordinary shares of Polyrizon. In addition, in consideration for the license, we will receive royalties from sales related to the SCI-160 platform and income generated from it.

On December 30, 2024, pursuant to a share transfer agreement, or the Polyrizon Share Transfer Agreement, we sold all of the Polyrizon ordinary shares and pre-funded warrants held by us, as well as approximately 75% of the Polyrizon common warrants to third parties, for aggregate consideration of $770,548.

On April 1, 2025, we entered into a securities purchase agreement with Polyrizon pursuant to which we participated in a private placement of Polyrizon and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, we entered into an exchange agreement with Polyrizon, pursuant to which we exchanged existing ordinary share warrants of Polyrizon held by us for Series A warrants to purchase ordinary shares of Polyrizon.

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

In accordance with the closing of the Wellution Acquisition Agreement for the Brand which took place on September 30, 2022, we paid $4.59 million for the Brand and issued to M.R.M $15 million worth of warrants to purchase Ordinary Shares, or the M.R.M Warrants. On March 26, 2024, M.R.M. agreed with us to waive all its rights under the M.R.M. Warrants and the M.R.M. Warrants were cancelled for no consideration.

On February 23, 2023, we entered into the Wellution Sale Agreement with KeepZone AI Inc. (formerly Jeffs’ Brands Holdings Inc.), or KeepZone, and Nexera Technologies Ltd. (formerly Jeffs’ Brands Ltd.), or Nexera Technologies, pursuant to which, at the closing on March 28, 2023, KeepZone acquired from us 57 shares of common stock of SciSparc Nutraceuticals, equal to approximately a 49% interest in our wholly owned subsidiary, SciSparc Nutraceuticals, which owns the WellutionTM Brand, for a cash consideration of $2.5 million. In addition to the cash consideration upon closing, we received from Nexera Technologies an additional amount accounting for certain purchase price adjustments related to inventory and working capital, which adjustments increased the purchase price by approximately $489,330.

Following the closing of the Wellution Sale Agreement on March 28, 2023, including an equity conversion of the financing amounts, we previously provided to SciSparc Nutraceuticals for working capital, we hold approximately 51% of the outstanding capital stock of SciSparc Nutraceuticals. In October 2025, we transferred this equity interest to NeuroThera in connection with the NeuroThera Transaction.

In connection with the Wellution Sale Agreement, at the closing, Nexera Technologies and SciSparc Nutraceuticals entered into a consulting agreement, or the Wellution Management Agreement, for the provision of services by Nexera Technologies for the management of the Brand for a monthly fee of $20,000, which was reduced to $10,000 in November 2023. Nexera Technologies also received a one-time signing bonus at the closing in the amount of $51,000. The Wellution Management Agreement is in effect for an undefined period of time and may be terminated by either party with 30 days’ advance notice.

In addition, pursuant to the Wellution Sale Agreement, at the closing, we undertook a share exchange with Nexera Technologies, in which we acquired ordinary shares of Nexera Technologies and Nexera Technologies acquired SciSparc’s ordinary shares, in each case having an aggregate value of $288,238 on the date of issuance.

Intellectual Property

Our intellectual property portfolio is comprised of seven granted U.S. patents, and pending patent applications in eight families, all of which are in the national phase of examination. Of this portfolio, we have exclusively licensed one patent family from Yissum. Our intellectual property portfolio also includes.an application to register the trademark CannAmide™ pending in the United States. SciSparc has also been granted a trademark registration for Wellution® in Class 003 in the United States.

SciSparc has also been granted a trademark registration for Wellution® in Class 005 in the United States.

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

In April 2015, we filed a provisional application with the USPTO for combinations of cannabinoids, n-acylethanolamines, and inhibitors of n-acylethanolamine degradation, which, in April 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to utilizing the potentiating effect of n-acylethanolamines on cannabinoids for any cannabinoid amenable indication, including but not limited to analgesia and TS. The 20-year term of any patent issuing from this application would expire in April 2036. In August and September 2021, the patent was granted in Australia and Japan, respectively, and two other patents were granted in Australia in November 2023 and March 2026. A patent was granted in Israel in August of 2022, and three patents have been issued in the U.S., two in December 2021 and one in February 2022. In December 2022, we were granted a patent from the EPO. A patent was issued in Canada in April 2024.

In May 2015, we filed a provisional application with the USPTO for combinations of opioids, n-acylethanolamines, and inhibitors of n-acylethanolamines degradation, which, in May 2016 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Israel, Australia, Canada, China and Japan. The technology is directed to potentiating effect of N-acylethanolamines on opioids for opioid amenable indications. The 20-year term of any patent issuing from this application would expire in May 2036. In July 2021, the first patent was granted in Australia, a second was granted in November 2023 and a third was granted in January 2026. A patent was issued in Japan in March 2023, and the EPO granted a patent in November 2023. A patent was issued in Canada in April 2024.

In July 2016, we filed a provisional application with the USPTO for the use of cannabinoids for potentiating the efficacy of antibiotics, which in July 2017 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and China. The 20-year term of any patent issuing from this application would expire in July 2037. In November 2022, the USPTO issued this patent called “Compositions and Methods of Potentiating Antimicrobials,” and a second patent was granted in January 2026. A patent was issued in Europe in May 2024.

In January 2018, we filed a provisional application with the USPTO directed to methods of treating OSA, which in January 2019 was converted into an international PCT application that subsequently entered national phase in the following state entities: U.S., EPO, Canada and Australia. The 20-year term of any patent issuing from this application would expire in January 2039. A patent was issued in Australia in February 2025.

In April 2019, we filed a provisional application with the USPTO directed to compositions and methods for potentiating derivatives of 4-aminophenols, which in April 2020 was converted into an international PCT application. The PCT application subsequently entered the national phase in Australia, Canada, China, EPO, Israel, India, Japan, Mexico, Russia, and the U.S. The 20-year term of any patent issuing from this application would expire in April 2040. An allowance was received in January 2026 for a patent application in Canada and in March 2026 for a patent application in Japan.

In August 2020, we filed a provisional application with the USPTO directed to methods for maintaining microvascular integrity, which in August 2021 was converted into an international PCT application. The PCT application subsequently entered the national phase in Australia, Canada, China, EPO, Israel, India, Japan, and the U.S. The 20-year term of any patent issuing from this application would expire in August 2041. An allowance was received in January 2026 for a patent application in Canada.

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

The following table summarizes our portfolio of patents:

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110 SCI-210
Australia	Granted	19-Jul-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110 SCI-210
Australia	Granted	17-Oct-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110 SCI-210
Australia	Pending	31-Dec-2025	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	N/A SCI-210
Canada	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110 SCI-210
United States of America	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	May 2036	SCI-110
United States of America	Abandoned	01-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	N/A
United States of America	Granted	10-Oct-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-210
United States of America	Granted	30-Aug-2019	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-210
United States of America	Published	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110
United States of America	Published	27-Aug-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-210
United States of America		12-Nov-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	N/A
Israel	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110 SCI-210
Israel	Pending	31-Mar-2022	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-210
China (People’s Republic)	Abandoned	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	N/A
China	Published	08-Jun-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110 SCI-210
European Patent Convention(1)	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110
European Patent Convention(1)	Published	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110
Japan	Granted	19-Apr-2016	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110
Japan	Abandoned	30-Mar-2021	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES
Hong Kong	Published	16-Jun-2023	COMBINATIONS OF CANNABINOIDS AND N-ACYLETHANOLAMINES	April 2036	SCI-110 SCI-210

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Australia	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
Australia	Granted	19-Jun-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
Australia	Granted	19-Oct-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
Australia	Pending	11-Dec-2025	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
Israel	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	N/A	N/A
Israel	Granted	28-Aug-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
Israel	Pending	21-Jul-2025	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
China (People’s Republic)	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	N/A	N/A
China	Published	03-Apr-2023	COMBINATIONS OF OPIODS AND N-ACYLETHANOLAMINES	May 2036	N/A
Japan	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
Japan	Abandoned	30-Apr-2021	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	N/A	N/A
Hong Kong	Published	20-Nov-2023	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
European Patent Convention(1)	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
United States of America	Abandoned	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	N/A	N/A
United States of America	Published	27-Nov-2020	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
Canada	Granted	17-May-2016	COMBINATIONS OF OPIOIDS AND N-ACYLETHANOLAMINES	May 2036	N/A
United States of America	Abandoned	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	N/A	N/A
European Patent Convention(1)	Published	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	SCI-110
Australia	Granted	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	SCI-110
Australia	Pending	31-Jan-2025	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	SCI-210
Hong Kong	Published	24-Aug-2020	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	SCI-110
Canada	Pending	25-Jan-2019	COMPOSITIONS AND METHODS FOR TREATING OBSTRUCTIVE SLEEP APNEA	January 2039	SCI-110
Australia	Abandoned	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	N/A	N/A
Canada	Allowed	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040	N/A
China	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040	N/A
European Patent Convention(1)	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040	N/A
Hong Kong	Published	18-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040	N/A
Israel	Pending	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040	N/A
India	Abandoned	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	N/A	N/A
Japan	Abandoned	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	N/A	N/A
Japan	Allowed	14-Feb-2025	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040	N/A
Mexico	Abandoned	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	N/A	N/A

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
Russia	Abandoned	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	N/A	N/A
Hong Kong	Published	20-Mar-2022	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040	N/A
United States of America	Published	22-Apr-2020	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040	N/A
Canada	Abandoned	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	N/A	N/A
China	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033	N/A
United Kingdom	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033	N/A
Germany	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033	N/A
France	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033	N/A
United States of America	Granted	12-Mar-2013	HUMANIZED ANTIBODIES TO CLUSTER OF DIFFERENTIATION 3 (CD3)	March 2033	N/A
United States of America (Continuation)	Abandoned	14-May-2018	HUMANIZED ANTIBODIES TO CLUSTERS OF DIFFERENTIATION 3 (CD3)	N/A	N/A
United States of America	Granted	09-Jun-2020	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037	N/A
United States of America	Abandoned	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	N/A	N/A
United States of America	Granted	29-Sep-2022	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037	N/A
European Patent Convention(1)	Granted	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037	N/A

Country	Status	Filing Date	Title	Estimated Expiration Date	Product Covered
China	Granted	11-Jan-2019	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	N/A	N/A
China	Pending	21-Oct-2024	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037	N/A
China	Pending	21-Oct-2024	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	July 2037	N/A
Canada	Abandoned	13-Jul-2017	COMPOSITIONS AND METHODS OF POTENTIATING ANTIMICROBIALS	N/A	N/A
United States of America	Granted		* Compositions comprising CB receptor agonists, uses thereof and methods for their preparation	October 2029	SCI-160
United Kingdom	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	SCI-160
Germany	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	SCI-160
France	Granted		* Composition comprising cb receptor agonists and uses thereof	October 2029	SCI-160
Australia	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041	N/A
Canada	Allowed	2-Aug-2021	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041	N/A
China	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041	N/A
European Patent Convention(1)	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041	N/A
Israel	Pending	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041	N/A
India	Abandoned	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	N/A	N/A
Japan	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041	N/A
Japan	Allowed	14-Feb-2025	COMPOSITIONS AND METHODS FOR POTENTIATING DERIVATIVES OF 4-AMINOPHENOLS	April 2040	N/A
United States of America	Published	2-Aug-21	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041	N/A
Hong Kong	Published	7-Jun-2023	METHODS FOR MAINTAINING MICROVASCULAR INTEGRITY	August 2041	N/A

There is a pending trademark application for CannAmide™ in class 005 in the United States.

We have also been granted trademarks for Wellution® in Class 003 and Class 005 in the United States.

(1)	Validation states are not listed separately.

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

MitoCareX

On March 10, 2022, we entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, we invested an initial amount of $700,000 in MitoCareX and agreed to invest over the next two years an additional $1,000,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to 50.01% ownership in MitoCareX. MitoCareX is focused on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants and indemnification provisions and on March 31, 2022, the closing conditions were met.

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

On February 25, 2025, we entered into a securities purchase and exchange agreement, or the MitoCareX SPEA, together with MitoCareX, Dr. Alon Silberman and Prof. Ciro Leonardo Pierri, as the Sellers, pursuant to which the Sellers agreed to sell their stakes in MitoCareX to Nexentis Technologies, Inc. (formerly N2OFF, Inc.), or Nexentis, thereby resulting in MitoCareX becoming a wholly-owned subsidiary of Nexentis. The MitoCareX SPEA contains customary representations, warranties and covenants by each of the parties. The closing of the MitoCareX SPEA was contingent upon, among other customary obligations, obtaining approval of Nexentis’ stockholders by the requisite majority.

On September 25, 2025, the stockholders of Nexentis approved the transactions contemplated by the MitoCareX SPEA at a special meeting of stockholders, thereby satisfying one of the principal closing conditions under the MitoCareX SPEA.

On October 20, 2025, following the satisfaction of the remaining closing conditions, under the MitoCareX SPEA, the transactions contemplated thereby were consummated. At the closing, the Sellers transferred all of their MitoCareX shares to Nexentis, resulting in Nexentis owning 100% of the fully diluted share capital of MitoCareX. In consideration therefor, we received the $700,000 cash payment and 490,751 shares of Nexentis common stock, representing 16.75% of N2OFF’s fully diluted share capital as of the closing date. As a result of the sale of our holdings in MitoCareX, we recorded a capital gain in the amount of $2.2 million for the year ended December 31, 2025.

Following the closing of the MitoCareX SPEA, the Sellers may receive such number of additional shares of Nexentis Common Stock, for no additional consideration, that reflects an aggregate amount of up to 25% of the issued and outstanding capital stock of Nexentis on a fully-diluted basis, or the Additional Nexentis Stock, which Additional Nexentis Stock, if the respective milestones are achieved as defined in the MitoCareX SPEA, will be duly issued in installments based on the achievement of each milestone, as set forth in the MitoCareX SPEA, and will be allocated amongst the Sellers as follows: 50% to us, 33.33% to Mr. Silberman and 16.67% to Mr. Pierri. The Sellers’ eligibility to receive Additional Nexentis Stock will terminate on December 31, 2028, such that if a specific milestone is not achieved and therefore the right to receive the respective number of shares of Additional Nexentis Stock issuable upon the achievement of such milestone is not earned by December 31, 2028, the right to receive the number of shares of Additional Nexentis Stock attributable to any such non-achieved milestone pursuant to the MitoCareX SPEA will terminate.

NeuroThera

On July 8, 2024, we entered into a non-binding letter of intent, or the “Spin-off LOI” with Miza III Ventures Inc., or Miza, a publicly traded company listed on the TSXV, relating to the spin-off of our advanced clinical-stage pharmaceutical portfolio. Pursuant to the Spin-off LOI, we contemplated selling, assigning, conveying and transferring certain assets to Miza in consideration for common shares and contingent rights based on pre-determined milestones, following which we expected to hold a controlling interest in Miza, subject to the definitive terms to be agreed between the parties.

The Spin-off LOI and the amendments thereto were superseded by the definitive asset and share purchase agreement entered into on October 9, 2025, as described below.

On October 9, 2025, we entered into a definitive asset and share purchase agreement, or the NeuroThera Transaction, with Miza and SciSparc Nutraceuticals, pursuant to which, subject to customary closing conditions, we agreed to transfer to Miza (i) our advanced clinical-stage pharmaceutical portfolio and related intellectual property and assets (ii) our equity interest of approximately 51% in SciSparc Nutraceuticals, or collectively, the Target Assets, in exchange for equity and equity-linked consideration of Miza.

At the closing of the NeuroThera Transaction on October 22, 2025, we received 63,300,000 common shares of Miza, 4,000,000 common share purchase warrants exercisable at CAD 0.25 per share until October 22, 2030, and contingent rights entitling us to acquire up to 48,000,000 additional common shares upon the achievement of specified milestones, or collectively the Transaction Securities. Following the closing, we hold a controlling equity interest of approximately 75% in Miza, which may increase to approximately 84% upon the exercise of the warrants and the achievement of all milestones. Concurrently with the closing, Miza changed its name to NeuroThera and its TSXV trading symbol to NTLX.

The Transaction Securities are subject to escrow pursuant to TSXV Policy 5.4, under which 10% of the securities are released upon final TSXV acceptance, with additional releases of 15% every six months thereafter.

In connection with the closing, we committed up to CAD 1 million (approximately $716 thousand) to NeuroThera pursuant to an unsecured convertible note maturing on October 22, 2027, bearing interest at 7% per annum, and convertible, at our election and subject to TSXV policies, into NeuroThera common shares at CAD 0.25 per share, up to a maximum of 4,000,000 shares.

Post-Closing Activities and Intellectual Property Development

Following the completion of the NeuroThera Transaction, we, through NeuroThera, continued to advance intellectual property and business development initiatives aligned with its focus on central nervous system disorders.

In November 2025, we, through NeuroThera, advanced the collaboration with Clearmind by filing an Israeli patent application covering a novel combination therapy of MEAI and N-Acylethanolamines, including PEA, for the treatment of depression. This filing expanded the joint intellectual property portfolio developed through the collaboration, which as of April 28, 2026, comprises 13 patent  families relating to MEAI- and N-Acylethanolamine-based therapies for indications including alcohol use disorder, cocaine addiction, obesity, weight loss and depression.

In December 2025, we, through NeuroThera, entered into a non-binding term sheet with an Israeli-based quantum computing bio-data analytics company, pursuant to which NeuroThera would acquire a 55% equity interest in the target company on a fully diluted basis, in consideration for the issuance of NeuroThera common shares representing 40% of NeuroThera’s non-diluted share capital. On March 9, 2026, NeuroThera entered into a share purchase agreement among certain shareholders of CliniQ, CliniQ and NeuroThera. Pursuant to the agreement, NeuroThera will acquire 56,375 ordinary shares of CliniQ, representing approximately 54% of the issued and outstanding ordinary shares of CliniQ on a fully diluted basis immediately prior to the closing of the transaction. CliniQ is a quantum technology company that has submitted a patent application for a quantum based Monte-Carlo algorithm, a new field of quantum simulation. CliniQ develops a next-generation platform to transform clinical trials with the power of quantum computing. Its aim is to unlock insights hidden in massive, complex datasets to design smarter, faster, and more adaptive studies. The closing of the CliniQ transaction is anticipated to be on or about May 15, 2026, unless otherwise agreed by the parties in writing; however, there can be no assurance that the transaction will be completed.

In December 2025, we, through NeuroThera, were granted a patent by the Israeli Patent Office covering a proprietary combination of opioids and N-acylethanolamines, including PEA. The granted patent relates to methods and formulations designed to enhance opioid analgesic efficacy while reducing associated side effects, such as tolerance, dependence and gastrointestinal effects. This patent forms part of NeuroThera’s opioid-based patent family and follows previously granted patents covering the same technology in Europe, Japan, Australia and Canada. The patented technology is based on preclinical studies evaluating combinations of opioids, including oxycodone, with PEA.

Acquisition of Medical Endoscopy Intellectual Property

On January 8, 2026, we entered into an asset purchase agreement with Xylo, pursuant to which we agreed to acquire the complete portfolio of patents, trademarks, know-how and other intellectual property rights relating to endoscopic systems and medical cameras, including intellectual property associated with the MUSE™ system, a single-use endoscopic device designed for transoral fundoplication for the treatment of gastroesophageal reflux disease.

On January 26, 2026, the Xylo transaction closed and we acquired the applicable intellectual property portfolio in consideration for the issuance to Xylo of pre-funded warrants to purchase 113,043 ordinary shares of the Company, in lieu of issuing ordinary shares of the Company, which represents 19.99% of the issued and outstanding share capital of the Company on the closing date.

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

The cost of preparing and submitting an NDA is substantial, mainly due to the non-clinical and clinical trial costs. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee; the fee in the financial year 2025 was $4,310,002.

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

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or CHMP), with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product candidate is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: (1) the seriousness of the disease to be treated; (2) the absence of an appropriate alternative therapeutic approach, and (3) anticipation of exceptional high therapeutic benefit. In this circumstance, EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter.

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

The Company, its affiliates, and its and their operations around the world are subject to the FCPA because the Company is an ‘issuer’ as defined in the statute. The U.S. Department of Justice aggressively enforces the FCPA and has, at times, focused its enforcement attention to the pharmaceutical sector. Enforcement priorities, policies and practices under the FCPA may change over time, including as a result of changes in administration or enforcement guidance, and such changes could affect the nature, scope, timing or severity of enforcement actions.

Grants from the IIA

Our research and development efforts mainly with respect to our past activities (with respect to immunotherapy programs such as the Anti-CD3) were financed in part through royalty-bearing grants from the IIA. As of December 31, 2025, we received the aggregate amount of approximately $1.1 million from the IIA for the development of our abovementioned technologies. With respect to such grants, we are committed to pay royalties of up to an aggregate amount of approximately $1.1 million relating only to technologies in our possession and excluding any royalties for technologies that we sold to third parties. We are further required to comply with the requirements of the Innovation Law, with respect to those past grants. In addition, any change of control and any change of ownership of our securities that would make a non-Israel citizen or resident an “interested party” as defined in the Israeli Securities Law, 5728 - 1968 requires a written notice to the IIA. Non-Israeli citizens and residents are required to execute an undertaking in favor of the IIA, in the form prescribed by the IIA. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law and regulations thereunder restrict the transfer or licensing of such know-how inside or outside of Israel, and the transfer or licensing outside of Israel of manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. None of our current projects in the field of cannabinoid therapeutics are supported by the IIA, yet if eligible, we might apply for such support in the future.

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

C. Organizational Structure

We conduct our pharmaceutical operations primarily through NeuroThera, a publicly traded company listed on the TSXV, in which we hold a controlling equity interest of approximately 75%. NeuroThera serves as our principal operating platform for the development and advancement of clinical-stage pharmaceutical assets targeting disorders of the central nervous system. In October 2025, in connection with the NeuroThera Transaction, we transferred to NeuroThera our advanced clinical-stage pharmaceutical portfolio and our equity interest of approximately 51% in SciSparc Nutraceuticals. As a result of this transaction, SciSparc Nutraceuticals is no longer a direct subsidiary of the Company.

Brain Bright Ltd. and SciSparc Merger Sub Ltd. are inactive wholly-owned subsidiaries. We also own 100% of the issued and outstanding share capital of Evero Health Ltd., a company focused on the development and commercialization of SCI-110 sleep technology. Following the NeuroThera Transaction, our principal pharmaceutical operations are conducted through NeuroThera, as described above. In October 2025, we completed the sale of our entire equity interest in MitoCareX Bio Ltd., and as of the date of this Annual Report, we no longer hold any ownership interest in MitoCareX. See Item 4.B. Business Overview for more information.

We hold a minority interest of less than 1% of Nexera Technologies and a 17.70% interest in Nexentis. We hold a minority interest of approximately 4.82% in AutoMax.

D. Property, Plants and Equipment

Our offices are located at 20 Raul Wallenberg Street, Tower A, 2nd Floor, Tel Aviv 6971916, Israel, where we occupy approximately 386 square meters, under a sublease agreement. The sublease ends on March 31, 2028, and may be renewed for a period of sixty additional months. Our current monthly rent payment is NIS 12,500 (approximately $3,600).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 3.D. “Risk Factors” and elsewhere in this Annual Report. We report financial information under IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Our discussion and analysis for the year ended December 31, 2023 can be found in Item 5. “Operating And Financial Review and Prospects” in our Annual Report for the fiscal year ended December 31, 2024, filed with the SEC on April 24, 2025 (File No. 001-38041), and is incorporated by reference herein.

Unless the context expressly indicates otherwise, all references to share and per share amounts in this Item 5 are presented on a basis that reflects the Reverse Splits, as described elsewhere in this Annual Report.

The following financial data in this narrative are expressed in thousands, except for share and per share data or as otherwise noted.

A. Operating Results

During the year ended December 31, 2025, we generated revenues through our subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand. Total revenues recognized in the year ended December 31, 2025, amounted to $856 thousand.

To date, we have not generated revenue from our drug development business from the sale of any pharmaceutical product candidates, and we do not expect to generate significant revenue in this business within the next year at least. As of December 31, 2025, we had an accumulated deficit of approximately $87 million. Our operating activities are described below under “Operating Expenses.”

Revenues

In the year ended December 31, 2025, we generated revenues in the amount of $856 thousand.

Cost of goods sold

The cost of goods sold comprises mainly purchase of products and transportation costs to our warehouse for the SciSparc Nutraceuticals business. In the year ended December 31, 2025, the cost of goods sold amounted to $225 thousand.

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

The following table discloses the breakdown of research and development expenses for the periods presented:

	December 31,
	2025	2024
USD in thousands
Wages and related expenses	$329	$390
Share-based payments	85	45
Regulatory, professional and other expenses	980	681
Research and preclinical studies	364	211
Clinical studies	266	276
Chemistry and formulations	73	104
Total	$2,097	$1,707

We expect that our research and development expenses will materially increase as we plan to continue clinical trials and develop new products.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of Amazon fees, advertising costs, depreciation costs, storage and shipping costs, and management fees.

The following table discloses the breakdown of sales and marketing expenses for the periods presented:

	December 31,
	2025	2024
USD in thousands
Advertising	$155	$367
Amazon fees	331	495
Amortization	194	366
Storage and shipping	112	167
Management fees	120	120
Total	$912	$1,515

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees for accounting, legal, bookkeeping, investor relations, regulatory expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses for the periods presented:

	December 31,
	2025	2024
USD in thousands
Wages and related expenses	$458	$507
Share-based payment	1,103	419
Professional and directors’ fees	2,823	3,009
Deemed issuance listing expenses	1,410	-
Business development expenses	89	108
Regulatory expenses	222	158
Office maintenance, rent and other expenses	152	128
Investor relations and business expenses	114	197
Total	$6,371	$4,526

Comparison of the year ended December 31, 2025 to the year ended December 31, 2024

Results of Operations

	December 31,
	2025	2024
USD in thousands
Revenues	$856	$1,306
Cost of revenues	225	800
Gross profit	631	506
Research and development expenses	2,097	1,707
Sales and marketing	912	1,515
Impairment of intangible asset	115	1,344
General and administrative expenses	6,371	4,526
Other income	490	1,270
Operating loss	8,374	7,316
Equity losses from the investment in MitoCareX	500	429
Gain from sale of an associate	2,231	-
Financial expenses (income), net	5,921	(259)
Comprehensive loss	12,564	7,472
Net loss attributable to holders of Ordinary Shares	12,179	6,284

Revenues

Our revenues for the year ended December 31, 2025 decreased by $450 thousand, or 35%, to $856 thousand, compared to $1,306 thousand for the year ended December 31, 2024. The decrease is primarily due to operational difficulties which caused the WelllutionTM brand to be temporarily put offline from the Amazon Marketplace. For further discussion of the operational difficulties, see Item 3.D. “Risk Factors – Risks Related to the eCommerce Operations of SciSparc Nutraceuticals - The eCommerce operations of SciSparc Nutraceuticals rely on Amazon Marketplace and fulfillment by Amazon.com and changes to Amazon Marketplace, Amazon’s services and their terms of use may harm our business.”

Cost of Goods Sold

Our cost of goods sold for the year ended December 31, 2025 decreased by $575 thousand, or 72%, to $225 thousand, compared to $800 thousand for the year ended December 31, 2024. This decrease resulted primarily from a decrease in revenues in 2025. In addition, cost of goods sold in 2024 was higher compared to 2025 due to a write-off of inventory in 2024. The write-off in 2024 resulted primarily from losses resulting from the revaluation of inventory.

Gross Profit

Our gross profit for the year ended December 31, 2025, increased by $125 thousand, or 25%, to $631 thousand, compared to $506 thousand for the year ended December 31, 2024. This increase resulted primarily from the decrease in cost of goods sold, partially offset by the decrease in revenues.

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2025, amounted to $2,097 thousand, representing an increase of $390 thousand, or 23%, compared to $1,707 thousand for the year ended December 31, 2024. The increase resulted primarily from an increase in expenses related to regulatory, professional and other expenses which amounted to $980 thousand for the year ended December 31, 2025, compared to $681 thousand for the year ended December 31, 2024. The increase in regulatory, professional and other expenses is primarily due to the increase in patents expenses which amounted to $741 thousand for the year ended December 31, 2025, compared to $388 thousand for the year ended December 31, 2024.

General and Administrative Expenses

Our general and administrative expenses totaled $6,371 thousand for the year ended December 31, 2025, representing an increase of $1,845 thousand, or 41%, compared to $4,526 thousand for the year ended December 31, 2024. The increase resulted primarily from a deemed issuance listing expense related to the NeuroThera Transaction in the amount of $1,410 thousand, and an increase in share-based expenses that amounted to $1,104 thousand for the year ended December 31, 2025, compared to $419 thousand for the year ended December 31, 2024.

Sales and marketing expenses

Our sales and marketing expenses totaled $912 thousand for the year ended December 31, 2025, representing a decrease of $603 thousand, or 40% compared to $1,515 thousand for the year ended December 31, 2024. All sales and marketing expenses are generated by SciSparc Nutraceuticals, which owns the Wellution™ brand. The decrease resulted mainly from a decrease in Amazon fees, which were a result of the decrease in sales of goods by SciSparc Nutraceuticals in 2025 compared to 2024. Other reasons for the decrease in sales and marketing expenses include the decrease in advertising and depreciation costs.

Other income

Other income in the year ended December 31, 2025, amounted to $490 thousand, resulting mainly from a gain on settlement of a legal dispute in the amount of $464 thousand. Other income in the year ended December 31, 2024, amounted to $1,270 thousand, from the sale of: (i) ordinary shares of Polyrizon, (ii) pre-funded warrants to purchase ordinary shares of Polyrizon, and (iii) common warrants to purchase ordinary shares of Polyrizon to third parties, for aggregate consideration of $771 thousand. Also in the year ended December 31, 2024, we recorded a gain in the amount of $517 thousand from the remeasurement of our remaining investment in such Polyrizon warrants.

Impairment of intangible asset

Our impairment of intangible asset totaled $115 thousand for the year ended December 31, 2025, representing an decrease of $1,229 thousand compared to $1,344 thousand for the year ended December 31, 2024. The impairment in the year ended December 31, 2025 resulted from continued losses in the Wellution™ brand, similar to the loss on impairment recognized in the year ended December 31, 2024.

Operating Loss

Our operating loss for the year ended December 31, 2025, was $8,374 thousand, representing an increase of $1,418 thousand, or 19%, as compared to an operating loss of $7,316 thousand for the year ended December 31, 2024. The increase resulted primarily from the increase in general and administrative expenses.

Financial Expense and Income

Financial expenses and income consist of remeasurement of instruments measured at fair value, exchange rate differences, bank fees, loans interest and other transactional costs.

We recognized financial income in the amount of $2,278 thousand for the year ended December 31, 2025, as compared to financial income of $612 thousand for the year ended December 31, 2024. The financial income for the year ended December 31, 2025 resulted mainly from income recorded due to a cancellation of a warrant liability in the amount of $1,568 thousand, income due to revaluation of convertible debentures in the amount of $422 thousand, and interest from loans to related parties and deposits in the amount of $207 thousand. The financial income for the year ended December 31, 2024 resulted mainly due to interest from loans to related parties and deposits in the amount of $421 thousand and income from the change in fair value of financial liabilities in the amount of $191 thousand.

We recognized financial expenses for the year ended December 31, 2025, of $8,199 thousand, as compared to financial expense of $353 thousand for the year ended December 31, 2024. The financial expenses for the year ended December 31, 2025, resulted mainly from to an impairment of loans in the amount of $5,973 thousand, losses from remeasurement of investment in financial assets in the amount of $1,791 thousand, and convertible debentures issuance expenses in the amount of $410 thousand. The financial expenses for the year ended December 31, 2024, resulted mainly from losses from remeasurement of investment in financial assets in the amount of $305 thousand.

Total Comprehensive Loss

Our total comprehensive loss for the year ended December 31, 2025, was $12,564 thousand, representing an increase of $5,092, or 68%, as compared to $7,472 thousand for the year ended December 31, 2024. The increase resulted primarily from the increase in financial expenses, net, and an increase in operating loss.

B. Liquidity and Capital Resources

Overview

Since our inception in 2004, and through December 31, 2025, we have funded our operations principally with $82 million from the issuance of our securities in public offerings and private placements. As of December 31, 2025, we had $4.6 million in cash, $10 thousand in trade receivables, $289 thousand in other accounts receivable, $75 thousand in inventory, $20 thousand in restricted deposits, and an additional amount of $451 thousand in current maturities of long-term loan. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

The table below presents our cash flows for the periods indicated:

	December 31,
	2025	2024
USD in thousands
Operating activities	$(4,137)	$(5,104)

Investing activities	$(1,400)	$(1,625)

Financing activities	$8,588	6,193
Increase (decrease) in cash	$3,051	$(536)

Operating Activities

Net cash used in operating activities was $4,137 thousand during 2025 in comparison to $5,104 thousand during 2024. The decrease in cash used in operating activities was mainly driven by lower cash payments for directors’ and officers’ insurance expenses compared to 2024, primarily due to a discount on the insurance premium and to a lesser extent lower cash payments for development expenses due to a slowdown in development activities in 2025.

Investing Activities

Net cash used in investing activities was $1,400 thousand during 2025 in comparison to net cash used in investing activities of $1,625 thousand during 2024. Net cash used by investing activities during 2025 resulted mainly from a loan granted in the amount of $2,000, offset in part by proceeds from the sale of MitoCareX in the amount of $700 thousand. Net cash used by investing activities during 2024 resulted mainly from a loan granted to a related party in the amount of $4,078, and an investment in a company accounted for using the equity method in the amount of $600 thousand, offset in part by a divestment in short-term bank deposits in the amount of $3,000 thousand.

Financing Activities

Net cash provided by financing activities of $8,588 thousand in the year ended December 31, 2025, primarily consisted of proceeds from issuance of convertible debentures in the amount of $3,990 thousand, proceeds from issuance of share capital in the amount of $2,262 thousand, proceeds from exercise of warrants in the amount of $1,121 thousand, and proceeds from deemed issuance of shares by a subsidiary in connection with our consolidation of NeuroThera in the amount of $710 thousand.

Net cash provided by financing activities of $6,193 thousand in the year ended December 31, 2024, primarily consisted of proceeds from the issuance of share capital in the amount of $6,225 thousand.

Wellution Sales Agreement

On February 23, 2023, we entered into the Wellution Sale Agreement with KeepZone and Nexera Technologies, pursuant to which, at the closing, which occurred on March 28, 2023, KeepZone acquired from us 57 shares of common stock of SciSparc Nutraceuticals, which equals approximately a 49% interest in our wholly owned subsidiary, SciSparc Nutraceuticals, which owns the WellutionTM brand, for a consideration of $2.5 million in cash, and additional deferred cash payments of approximately $489 thousand.

In connection with the closing, we and Nexera Technologies undertook a mutual share exchange in the amount of approximately $288 thousand of ordinary shares from each of us and Nexera Technologies.

Following the closing of the transaction, which included an equity conversion of the financing amounts of approximately $700 thousand previously provided by the Company to SciSparc Nutraceuticals for working capital, into shares of common stock at the price per share of the Wellution Sale Agreement, we hold approximately 51% of SciSparc Nutraceuticals.

In connection with the Wellution Sale Agreement, at the closing, Nexera Technologies and SciSparc Nutraceuticals entered into the Wellution Management Agreement for management services of the WellutionTM brand by Nexera Technologies, for a monthly fee of $20 thousand, which was reduced to $10 thousand in 2024. Nexera Technologies also received a one-time signing bonus in the amount of $51 thousand.

AutoMax

On October 6, 2025, we entered into the Framework Agreement with AutoMax, pursuant to which the Merger Agreement was mutually terminated. Following the termination of the Merger Agreement, we have outstanding loan exposure to AutoMax under the Bridge Loan and the Additional Loan Agreement and we recognized a loss on impairment of loans granted to AutoMax in the amount of $5,973,000 for the year ended December 31, 2025.

In addition, in October 2025, insolvency proceedings in respect of AutoMax commenced in an Israeli court and the Israeli court froze proceedings against AutoMax and appointed a trustee in connection with insolvency proceedings. We have filed a debt petition as part of those proceedings. See “Item 8.A Legal Proceedings – AutoMax” for additional information.

January 2024 Standby Equity Purchase Agreement

On January 21, 2024, we entered into a SEPA with YA, as amended on February 26, 2024. Pursuant to the SEPA, we will be able to sell up to $20.0 million Ordinary Shares, at our sole option, any time during the three-year period following the execution date of the SEPA. Of the $20.0 million eligible to be sold pursuant to the SEPA, as of April 28, 2026, we have sold 30,678 Ordinary Shares to YA pursuant to the SEPA. Pursuant to the terms of the SEPA, any Ordinary Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any shares that would result in it owning more than 9.99% Ordinary Shares. We are not permitted to utilize the SEPA pursuant to the February 2025 Securities Purchase Agreements, as defined below, until all of the convertible debentures have been paid off.

February 2025 Securities Purchase Agreements

On February 25, 2025, we entered into securities purchase agreements, or the February 2025 Securities Purchase Agreements, with certain investors, pursuant to which we sold and issued to the investors convertible debentures, or Debentures, in the aggregate principal amount of $4.2 million, or the Subscription Amount, which are convertible into Ordinary Shares at a purchase price equal to 95% of the Subscription Amount. The Debentures, having been issued, will mature on the one-year anniversary of the issuance date of the Debentures. Further, interest will accrue on the outstanding principal balance of the Debentures at an annual rate of 8%, which will increase to an annual rate of 18% upon an event of default for so long as such Event of Default remains uncured. The investors will have the right to convert the Debentures into Ordinary Shares at the lower of (i) 110% of volume weighted average price of the Ordinary Shares the trading day immediately preceding the closing or (ii) 95% of the lowest daily volume weighted average price of the Ordinary Shares during the 20 consecutive trading days immediately preceding the conversion date or other date of determination, or the Market Price; provided that the Market Price may not be lower than the floor price, which will be equal to 20% of the volume weighted average price of the Ordinary Shares on the day prior to the closing. At the closing of the transaction, we issued to the investors 19,130 warrants which are exercisable into a number of Ordinary Shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the Ordinary Shares immediately prior to the closing date, or $104.5548 per warrant. The warrants are exercisable for a term of five years from the issuance date.

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

Inducement Offer Letter Agreements

On September 26, 2025, we entered into inducement offer letter agreements, or the Inducement Letters, with certain holders, or the Holders, of our outstanding warrants to purchase an aggregate of 40,172 Ordinary Shares, which warrants were originally issued on February 25, 2025 and had an exercise price of $104.5548 per Ordinary Share, or the Existing Warrants.

Pursuant to the Inducement Letters, the Holders agreed to exercise for cash all of their Existing Warrants at a reduced exercise price of $27.90 per Ordinary Share. The transactions closed on September 29, 2025. We received aggregate gross proceeds of $1.12 million from the exercise of the Existing Warrants.

November Registered Direct Offering

On November 27, 2025, we entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 143,617 Ordinary Shares at a purchase price of $15.75 per share.

The offering resulted in gross proceeds to us of $2.2 million.

Convertible Promissory Note

On February 12, 2026, we entered into a Securities Purchase Agreement, or the Notes SPA with an institutional investor, pursuant to which we may issue and sell, from time to time, convertible promissory notes, or the Convertible Notes, in the aggregate principal amount of up to $10,000,000. Upon the execution of the Notes SPA, on February 12, 2026 we issued to the investor a Convertible Note in the principal amount of $2,000,000 for a purchase price of $1,800,000, or the Initial Note. On February 12, 2026, we also entered into a side letter to the Notes SPA, pursuant to which, among others, we agreed that the investor deliver the purchase price for the Initial Note upon the filing of a resale registration statement with the SEC, which was filed on February 17, 2026.

Subject to the conditions of the Notes SPA, beginning on April, 1, 2026, we may request, at our sole discretion, that the investor purchase additional Convertible Notes, each in the principal amount of up to $2,500,000, with a purchase price payable in cash and equal to 90% of such principal amount, during each subsequent three-month period. Notwithstanding the foregoing, if at any time following the execution of the Notes SPA, the daily trading volume of the Company’s Ordinary Shares, is at least 150% of the amount of Ordinary Shares then outstanding, we may request, at our sole discretion, that the investor purchase additional Convertible Notes for a purchase price payable in cash equal to 90% of the principal amount, provided that the aggregate principal amount of all Convertible Notes purchased pursuant to the Notes SPA shall not exceed the $10,000,000.

In addition, under the terms and conditions of the Notes SPA, concurrently with the issuance of each Convertible Note, we shall issue to the investor, for no additional consideration, an accompanying to purchase Ordinary Shares, or the Note Warrant, representing a warrant coverage of 100% of the maximum number of Ordinary Shares issuable upon conversion of each such Convertible Note (calculated based on the then applicable Variable Price (as defined below)) at an exercise price equal to the Variable Price of the accompanying Convertible Note. Thus, on February 2, 2026, we issued to the investor a warrant to purchase up to 3,651,554 Ordinary Shares, or the Initial Note Warrant. The Initial Note Warrant was exercisable upon issuance at an exercise price of $0.5477 and has a term of 3 years from its issuance date, or February 12, 2029.

The exercise of each Note Warrant is the investor’s sole recourse against non-payment of the Principal Amount, Interest, and any Payment Premium (each as defined in the Convertible Note), if applicable, regardless of whether the value realized from the Note Warrant and/or the Ordinary Shares issued upon conversion of the Convertible Note is less than the then outstanding due Principal Amount, Interest, and if applicable, the Payment Premium.

Each Convertible Note will be issued at a purchase price equal to 90% of the principal amount of such Convertible Note, and is to be repaid, together with the accrued due interest, in ten equal monthly installments beginning on the eighteenth month anniversary of its issuance date, unless repaid earlier (partially or in full) at our option or if extended at the option of the investor. The principal amount under each Convertible Note will bear an annual interest rate of 4% (which will increase to 14% upon an Event of Default, as defined in the Convertible Note). Thus, the Initial Note Warrant is to be repaid in ten equal monthly installments commencing on August 12, 2027. The outstanding amount due under each Convertible Note is convertible into Ordinary Shares at the option of the investor, at any time after the issuance date of such Convertible Note, at a conversion price equal to the lower of (i) the closing price of the Ordinary Shares on the Nasdaq Capital Market on the last trading day immediately prior to the date of issuance of such Convertible Note, or the Fixed Price and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion, or the Variable Price, provided that such Variable Price may not be lower than the floor price which is equal to 20% of the Fixed Price, or the Floor Price, subject to certain adjustments as provided in the Convertible Note. The investor’s option to convert the outstanding amount due is subject to the limitation that the conversion may not result in the investor’s beneficial ownership exceeding 4.99% of the outstanding Ordinary Shares.

We are not obligated to utilize any of the remaining subscription amount available under the Notes SPA, which as of the date of this Annual Report is $7,500,000, and there are no minimum commitments or minimum use penalties.

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

As of December 31, 2025, our cash and cash equivalents, including restricted deposits, was $4.6 million.

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

In light of an investigation by the Israeli Securities Authority and the Israeli Police and the arrest of senior officials of AutoMax, we entered into a framework agreement with AutoMax on October 6, 2025 to mutually terminate our previously announced merger agreement. The merger, originally entered into on April 10, 2024 and amended from time to time, had been approved by the shareholders of both companies but was not consummated, and on October 21, 2025, an Israeli court froze proceedings against AutoMax and appointed a trustee. Following the ongoing uncertainty surrounding AutoMax, we recognized a loss on impairment of loans granted to AutoMax in the amount of $5,973,000.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Operating Expenses-Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Comparison of the year ended December 31, 2025 to the year ended December 31, 2024-Research and Development Expenses.”

D. Trend information

The trends impacting us are described elsewhere in this Annual Report on Form 20-F, including in “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, “Item 5.A. Operating Results”, “Item 5.B. Liquidity and Capital Resources”, and “Item 10.C. Material Contracts”.

In addition, during 2025, our strategic direction evolved significantly. The previously announced proposed merger with AutoMax was terminated, and we instead completed a transaction in October 2025 pursuant to which we transferred our advanced clinical-stage pharmaceutical portfolio and our equity stake in SciSparc Nutraceuticals to NeuroThera, a publicly traded company on the TSXV, and obtained a controlling interest in NeuroThera.

As a result, our operating and financial profile is expected to be increasingly influenced by NeuroThera’s performance, capital requirements, regulatory progress and execution of its development strategy, rather than the direct operation of these assets by us. In the near term, we incurred transaction-related costs associated with the restructuring, and we may be required to provide additional financial support to NeuroThera pursuant to existing arrangements.

In parallel, we continued to expand our intellectual property portfolio and pursue strategic initiatives intended to enhance long-term optionality. The ultimate impact of these trends will depend on regulatory outcomes, market conditions, access to capital and the successful execution of our strategic initiatives.

E. Critical Accounting Estimates

The Company applies IFRS as issued by the IASB in its financial statements (see Note 3 to the Company’s consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of April 28, 2026:

Name	Age	Position
Itschak Shrem	78	Chairman of the Board of Directors
Amitay Weiss	64	President and Director
Oz Adler	39	Chief Executive Officer and Chief Financial Officer
Dr. Adi Zuloff-Shani	57	Chief Technologies Officer
Amnon Ben Shay(1)(2)(3)	63	Director
Alon Dayan(1)(2)(3)	50	Director
Moshe Revach(3)	50	Director
Liat Sidi(3)	51	Director
Lior Vider(1)(2)(3)	49	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Independent Director (as determined by our Board of Directors, pursuant to the definition prescribed to such term under Nasdaq Stock Market rules)

Mr. Itschak Shrem was appointed to serve as our Chairman of the Board of Directors in September 2025, prior to which he served as our President from January 2022 to September 2025, and our Chairman from August 2020 to January 2022. Mr. Shrem currently serves as chairman of the board of directors of NeuroThera (TSXV:NTLX) since October 2025. Mr. Shrem has more than 40 years of experience in financial markets and venture capital. In 1991, Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. In 1993, Mr. Shrem founded Pitango Venture Capital Fund (formerly, Polaris) and served as a partner of Pitango Funds I, II and III. He has been the Managing Director of Yaad Consulting 1995 Ltd. since 1995. Previously, Mr. Shrem served on the board of Tel-Aviv Sourasky Medical Center, the Weizman Institute Eden Spring Ltd., Rail Vision Ltd., Nano Dimension Ltd., Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd. Mr. Shrem holds a B.A. in Economics and Accounting from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

Mr. Amitay Weiss has served on our Board of Directors since August 2020, and was appointed to serve as our President in September 2025, prior to which he served as our Chairman from January 2022 to September 2025, and as our Chief Executive Officer from August 2020 to January 2022. Mr. Weiss currently serves as a director of Nexera Technologies Ltd. (Nasdaq: NEXR) and as an external director of Cofix Group Ltd. (TASE: CFCS). Mr. Weiss also chairs and serves as director on the board of directors of several public and private companies, including Clearmind (Nasdaq: CMND), Maris Tech Ltd. (Nasdaq: MTEK) and Nexentis Technologies Inc. (Nasdaq: NXTS). Mr. Weiss also previously served as Chairman of AutoMax Motors Ltd. (TASE: AMX.TA), until October 16, 2025. In 2016, Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its chief executive officer. From 2001 until 2015, Mr. Weiss served as vice president of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. from the First International Bank of Israel group. Mr. Weiss holds a B.A. in economics from New England College, an M.B.A. in business administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and an LL.B. from the Ono Academic College.

Mr. Oz Adler, CPA, was appointed to serve as our Chief Executive Officer in January 2022 and has served as our Chief Financial Officer since April 2018 and previously served as our VP Finance from March 2018 until April 2018 and as our Controller from September 2017 to March 2018. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous public companies such as Polyrizon Ltd., Nexera Technologies Ltd. (Nasdaq: NEXR), Rail Vision Ltd. (Nasdaq: RVSN) and Clearmind (Nasdaq: CMND), (FSE: CWY), and previously served as the chief financial officer of Xylo Technologies Ltd. from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Dr. Adi Zuloff-Shani, PhD, has served as our Chief Technologies Officer since February 2016. Dr. Zuloff-Shani has more than 20 years of experience as a research and development executive. Prior to joining us, and from 2012 to 2016, Dr. Zuloff-Shani served as a vice president development at Macrocure Ltd. (Nasdaq: MCUR) where besides leading all research and development activities, she interacted and was involved with the activities of all departments including clinical, operations, quality assurance, quality control, finance, and regulatory affairs. Dr. Zuloff-Shani currently serves as the Chief Executive Officer of Clearmind (Nasdaq: CMND), (FSE: CWY). She has served as the Chairman of Orsus Therapeutics, Inc. since November 2022, as a member of the scientific advisory board of Nexentis Technologies Inc. (Nasdaq: NXTS) since October 2021 and as a director of MitoCareX since May 2022. Dr. Zuloff-Shani holds a Ph.D. in human biology and immunology from Bar-Ilan University, Israel.

Mr. Amnon Ben Shay has served as a member of our Board of Directors since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Ben Shay has been chief financial officer of Aerodrome Group Ltd since October 2022. Mr. Ben Shay previously served on the board of directors of Azorim Investments and Building Development Company Ltd. (TASE: AZRM), Value Capital One Ltd. (TASE: VALU) and B.G.I. Investments (1961) Ltd. (TASE: BGI). Mr. Ben Shay has been serving as Head of Finance division at Seeach Sod Foundation since May 1, 2025. Mr. Ben Shay was chief financial officer of Hadar Hasharon Marketing and Distributions Ltd. from February 2019 to October 2022. From February 2017 to January 2019, Mr. Ben Shay served as the chief financial officer of Fridenson Air & Ocean Ltd. From January 2014 to January 2017, Mr. Ben Shay served as the chief financial officer of Abetrans Logistics Ltd. Prior to that, Mr. Ben Shay served as the chief financial officer of Isline Export and Import Services Ltd. from 2010 to 2013. Prior to the year 2009, Mr. Ben Shay served as the chief financial officer of several Israeli real estate investment groups. Mr. Ben Shay holds a B.A. in economics and business and an M.B.A in business, both from The Hebrew University of Jerusalem, Israel, and an accounting certificate from The College of Management Academic Studies, Israel.

Mr. Alon Dayan has served as a member of our Board of Directors since January 2021 and served as our external director under the Companies Law between January 2021 and January 2022. Mr. Dayan is the chief executive officer of KeepZone AI Inc. since December 8, 2025 (a wholly owned subsidiary of Nexera Technologies Inc). Mr. Dayan is the founder of L1-Systems Ltd. and has served as its chief executive officer since 2014 and is also the founder of Viewbix Inc. (formerly known as Virtual Crypto Technologies Inc.) (Nasdaq: VBIX), a company he served as chief executive officer from 2018 to 2019. Mr. Dayan is currently a director at Viewbix Inc. Prior to that, he served as a business development manager at Elbit Systems Ltd. from 2006 to 2013. Mr. Dayan holds a B.A. in electronical engineering from Ariel University, Israel.

Mr. Moshe Revach has served as a member of our board of directors since September 2022. Mr. Revach also previously served as our director since August 2020 until his resignation on March 13, 2022. Mr. Revach has served as vice-counselor of the Ramat Gan municipality and has been on its financial committee since March 2024. Mr. Revach serves as a director of L.L.N IT solutions, a wholly owned subsidiary of the Jewish Agency for Israel, RPG Economic Society, ParaZero Technologies Ltd. (Nasdaq: PRZO), Plantify Foods Inc (CVE: PTFY), and Nexera Technologies Ltd. (Nasdaq: NEXR). Mr. Revach previously served as a director of Upsellon Brands Holdings Ltd. (TASE: UPSL) from 2019 to 2024, Biomedico Hadarim, and Jewish Experience Company on behalf of the Jewish Agency and also served as deputy mayor of Ramat Gan, Israel from 2013 to 2023, while also heading the sports and government relations departments in the Ramat Gan municipality. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby.

Ms. Liat Sidi has served as our Director since August 2020. Ms. Sidi has served as the manager of the accounting department for Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) since 2010 and has served as director for Nexentis Technologies Inc. (Nasdaq: NXTS) since November 2023. Ms. Sidi has also served as a director of Polyrizon Ltd. (Nasdaq: PLRZ) since November 2024, Ms. Sidi previously served as director for Plantify Foods Inc (CVW: PTFY) from September 2023 to January 2024. Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. (TASE: PNAK) from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016. Ms. Sidi also served as an accountant for Feldman-Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006. Ms. Sidi completed tax, finance and accounting studies at Ramat Gan College of Accounting.

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

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management, as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to us for the year ended December 31, 2025.

USD in thousands	Salary/Fee	Pension, Retirement and Other Similar Benefits(1)	Share- Based Compensation(2)
All directors and senior management as a group, consisting of 9 persons	$1,020	$122	$302

(1)	Represents the directors and senior management’s payment of mandatory social benefits made by us on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

(2)	Computed based on fair value for Ordinary Shares options granted and estimated using the Black-Scholes option pricing model.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers or directors during or with respect to the year ended December 31, 2025.

Annual Compensation

Executive Officer	Salary/Fee	Pension, Retirement and Other Similar Benefits	Share- Based Compensation(1)	Total
USD in thousands
Oz Adler Chief Executive Officer and Chief Financial Officer	$272	$64	$60	$396

Dr. Adi Zuloff-Shani Chief Technologies Officer	$232	$58	$30	$320

Itschak Shrem Chairman	$185	$-	$60	$245

Amitay Weiss President	$185	$-	$60	$245

Lior Vider Director	$30	$-	$18	$48

(1)	Share-based compensation includes the cost of our non-cash share-based compensation in 2025.

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

For a description of the terms of our options and option plans, see Item 6.C. “Board Practices – Equity Incentive Plans” below.

As required by the Companies Law, our compensation committee and Board of Directors approved, and recommended to our shareholders to approve, amended terms of compensation of our Chief Executive Officer, Mr. Oz Adler, our Chairman of the Board of Directors, Mr. Itschak Shrem (former President), and our President, Mr. Amitay Weiss (former Chairman of the Board of Directors), as set forth below. Such terms are in line with our Compensation Policy and were approved by our shareholders on February 10, 2022. Our Compensation Policy was re-approved by our shareholders in accordance with the Israeli Companies Law, at the annual meeting that was held on June 26, 2025.

●	President and Chairman of the Board of Directors - a monthly fee in the amount of NIS 52,500 (approximately $14,919) and an annual target bonus of up to six monthly salaries, or eight in the case of overachievement.

●	Chief Executive Officer - a monthly fee in the amount of NIS 66,000 (approximately $18,755) and an annual target bonus of up to six monthly salaries, or eight in the case of overachievement, plus applicable pension, retirement and other similar benefits.

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

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements and our principal shareholders are exempt from the reporting provisions contained in Section 16 of the Exchange Act. Further, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Our directors are divided among the three classes as follows:

●	the Class I directors consist of Ms. Liat Sidi and Mr. Amnon Ben Shay, and their terms will expire at our annual general meeting of shareholders to be held in 2027;

●	the Class II directors consist of Mr. Alon Dayan, Mr. Moshe Revach and Mr. Lior Vider and their terms will expire at our annual general meeting of shareholders to be held in 2028; and

●	the Class III directors consist of Mr. Amitay Weiss and Mr. Itschak Shrem and their terms will expire at our annual general meeting of shareholders to be held in 2026.

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

Alternate Directors

Our amended and restated articles of association provide, consistent with the Companies Law, that any director, and with respect to external directors (to the extent required under applicable law - see the description of the External Directors Relief Resolution under “-External Directors” below) - only subject to certain preconditions, may appoint another person to serve as his alternate director, provided such person has the qualifications prescribed under the Companies Law to be appointed and to serve as a director and is not already serving as a director or an alternate director of the company. The term of an alternate director may be terminated at any time by the appointing director and automatically terminates upon the termination of the term of the appointing director. An alternate director has the same rights and responsibilities as a director. To date there are no alternate director appointments in effect.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a Compensation Policy. The Compensation Policy must be adopted by the company’s Board of Directors, after considering the recommendations of the Compensation Committee. The Compensation Policy is then brought for approval by our shareholders and is subject to special majority requirements. On June 26, 2025, our shareholders re-approved our current Compensation Policy, which unless amended and restated earlier, shall remain in effect until June 25, 2028. The duties of the compensation committee also include the administration of the Company’s policy for recovery of erroneously awarded compensation.

Compensation Policy

The Compensation Policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The Compensation Policy must be approved (or reapproved) at least every three years, and relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The Compensation Policy must furthermore consider the following additional factors:

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

The Compensation Policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation. The Compensation Policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The Compensation Policy is then brought for approval by our shareholders, which requires the approval of a special majority. See “-Approval of Related Party Transactions under Israeli law” for additional information. Under the Companies Law, the board of directors may adopt the Compensation Policy even if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the Compensation Policy would be in the best interests of the company. 26, 2025, our shareholders approved our new Compensation Policy, which unless amended and restated prior, shall remain in effect until June 25, 2028.

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

We no longer grant any awards under the 2015 Plan as it was superseded by the 2023 Share Incentive Plan, or the 2023 Plan, although previously granted awards remain outstanding and continue to be governed by the terms of the 2015 Plan. Ordinary shares subject to outstanding options granted under the 2015 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2023 Plan. Our board of directors, or a duly authorized committee of our board of directors administers the 2015 Plan.

2023 Share Incentive Plan

The 2023 Plan was adopted by our board of directors on December 28, 2023. The 2023 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. As of April 28, 2026, 105,025 Ordinary Shares were reserved and available for issuance under the 2023 Plan.

Shares Available for Grants. The maximum number ordinary shares available for issuance under the 2023 Plan is equal to the sum of (i) 2,000,0000 shares and (ii) any shares subject to awards under the 2015 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, provided that no more than 112,643 Ordinary Shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2023 Plan or the 2015 Plan may again be available for issuance under the 2023 Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2023 Plan in its discretion.

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

D. Employees.

On December 31, 2023, we had 3 full-time employees. On December 31, 2024, we had 2 full-time employees. On December 31, 2025, we had 3 full-time employees, our Chief Executive Officer, who is also our Chief Financial Officer, our Chief Technologies Officer, and our bookkeeper.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 28, 2026 by:

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

Holders of more than 5% of our ordinary shares	Number of Ordinary Shares Beneficially Owned(1)		Percent of Class(2)
Kfir Silberman	2,559,735	(3)	9.99%

Officers and Directors who are not 5% holders:
Itschak Shrem	3,560	(4)	*

Amitay Weiss	3,560	(5)	*

Oz Adler	3,560	(6)	*

Dr. Adi Zuloff-Shani	1,784	(7)	*

Amnon Ben Shay	1,147	(8)	*

Alon Dayan	1,147	(9)	*

Liat Sidi	1,147	(10)	*

Lior Vider	1,147	(11)	*

Moshe Revach	1,147	(12)	*

All directors and executive officers as a group (9 persons)	18,199		3.17%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 573,243 ordinary shares issued and outstanding as of April 28, 2026, plus ordinary shares relating to restricted share units, or RSUs, options and warrants currently exercisable or vesting within 60 days of April 28, 2026, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Based on information provided to the Company and includes (i) up to 2,040,964 Ordinary Shares issuable upon the conversion of the initial promissory note held by L.I.A. Pure Capital Ltd., (ii) up to 405,728 Ordinary Shares issuable upon the exercise of the warrants held by L.I.A. Pure Capital Ltd. and (iii) up to 113,043 Ordinary Shares issuable upon the exercise of the pre-funded warrant held by Xylo. L.I.A. Pure Capital Ltd. is the sole shareholder of Xylo and Kfir Silberman is the control person for L.I.A. Pure Capital Ltd. with voting and dispositive power over the Ordinary Shares held by L.I.A. Pure Capital Ltd. The initial promissory note held by L.I.A. Pure Capital Ltd. includes a beneficial ownership limitation of 4.99% of the Company’s outstanding Ordinary Shares and the pre-funded warrant held by Xylo includes a beneficial ownership limitation of 9.99% of the Company’s outstanding Ordinary Shares. L.I.A. Pure Capital Ltd.’s address is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916. The address for Xylo is 20 Raoul Wallenberg Tel Aviv 6971917 Israel.

(4)	Includes (i) 2,174 vested RSUs; (ii) 1,380 RSUs vesting within 60 days of April 28, 2026; and (iii) options to purchase 6 Ordinary Shares at an exercise price of $31,941 per share, and an expiration date of January 3, 2028.

(5)	Includes (i) 2,174 vested RSUs; (ii) 1,380 RSUs vesting within 60 days of April 28, 2026; and (iii) options to purchase 6 Ordinary Shares at an exercise price of $31,941 per share and an expiration date of January 3, 2028.

(6)	Includes (i) 2,174 vested RSUs; (ii) 1,380 RSUs vesting within 60 days of April 28, 2026; and (iii) options to purchase 6 Ordinary Shares at an exercise price of $31,941 per share and an expiration date of January 3, 2028.

(7)	Includes (i) 1,087 vested RSUs; (ii) 691 RSUs vesting within 60 days of April 28, 2026; and (iii) options to purchase 6 Ordinary Shares at an exercise price of $31,941 per share and an expiration date of January 3, 2028.

(8)	Includes (i) 692 vested RSUs; (ii) 454 RSUs vesting within 60 days of April 28, 2026; and (iii) options to purchase 1 Ordinary Shares at an exercise price of $31,941 per share and an expiration date of January 3, 2028.

(9)	Includes (i) 692 vested RSUs; (ii) 454 RSUs vesting within 60 days of April 28, 2026; and (iii) options to purchase 1 Ordinary Shares at an exercise price of $31,941 per share and an expiration date of January 3, 2028.

(10)	Includes (i) 692 vested RSUs; (ii) 454 RSUs vesting within 60 days of April 28, 2026; and (iii) options to purchase 1 Ordinary Shares at an exercise price of $31,941 per share and an expiration date of January 3, 2028.

(11)	Includes (i) 692 vested RSUs; (ii) 454 RSUs vesting within 60 days of April 28, 2026; and (iii) options to purchase 1 Ordinary Shares at an exercise price of $31,941 per share and an expiration date of January 3, 2028.

(12)	Includes (i) 692 vested RSUs; (ii) 454 RSUs vesting within 60 days of April 28, 2026; and (iii) options to purchase 1 Ordinary Shares at an exercise price of $31,941 per share and an expiration date of January 3, 2028.

Changes in Percentage Ownership by Major Shareholders

In 2025, Daniel Nissim, Eli Zamir and Ronen Fatal decreased their percentage ownership from approximately 8.8% to 0%, as reflected in their Schedule 13G/A filed with the SEC on March 9, 2026, March 16, 2026 and March 16, 2026, respectively, reporting beneficial ownership as of December 31, 2025.

In 2025, there was an increase in the percentage ownership of Kfir Silberman (from 0% to 9.99%).

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder over the course of 2025, 2024 and 2023.

Voting Rights

No major shareholders listed above had or have voting rights with respect to their Ordinary Shares that are different from the voting rights of other holders of our Ordinary Shares.

Record Holders

As of April 28, 2026, there were 27 holders of record of our Ordinary Shares, 8 of which have a registered address in the United States.

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

B. Related Party Transactions

The following is a description of related-party transactions we have entered into since January 1, 2023, with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

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

Commercial Agreements

On August 13, 2024, we entered into the License Agreement for the out-licensing of our SCI-160 program with Polyrizon. Pursuant to the License Agreement, we granted Polyrizon the Polyrizon License and received ordinary shares of Polyrizon, pre-funded warrants to purchase ordinary shares of Polyrizon, and common warrants to purchase ordinary shares of Polyrizon. On December 30, 2024, we entered into the Polyrizon Share Transfer Agreement and sold all of the Polyrizon ordinary shares and pre-funded warrants held by us, as well as approximately 75% Polyrizon common warrants to third parties, for aggregate consideration of $770,548. See Item 4.B. “Business Overview - Polyrizon” for additional information.

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

Nexera Technologies

On February 23, 2023, we entered into the Wellution Sale Agreement with Nexera Technologies and KeepZone. See Item 5.B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” for additional information.

Mr. Oz Adler, our Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Nexera Technologies, Mr. Amitay Weiss, our President and Mr. Moshe Revach, a member of our board of directors, are both directors in Nexera Technologies.

MitoCareX

On February 25, 2025, we entered into the MitoCareX SPEA together with MitoCareX, the other Sellers, pursuant to which the Sellers will sell their stakes in MitoCareX to Nexentis, thereby resulting in MitoCareX becoming a wholly-owned subsidiary of Nexentis.

On October 22, 2025, the transactions contemplated by the MitoCareX SPEA were completed. In connection with the closing, we received $700,000 in cash, 63,300,000 common shares of Nexentis, 4,000,000 common share purchase warrants, and contingent rights entitling us to receive up to an additional 48,000,000 Nexentis common shares upon the achievement of specified milestones. Following the closing, we hold a controlling interest of approximately 75% in Nexentis on a fully diluted basis, which may increase to approximately 84% upon satisfaction of all milestones and full exercise of warrants. For more information, see Item 4.B. “Business Overview - MitoCareX” for additional information.

Each of Amitay Weiss and Liat Sidi, members of our board, also serve as board members of Nexentis.

AutoMax

Between June 2023 and March 2025, we entered into a series of agreements with AutoMax, including a share purchase agreement, a non-binding letter of intent, an agreement and plan of merger entered into on April 10, 2024, as amended from time to time, and multiple loan arrangements, including a bridge loan entered into on January 14, 2024 and an additional loan entered into on February 24, 2025. These arrangements were entered into in the context of a proposed business combination transaction that was approved by the shareholders of both companies but was not consummated.

In light of an investigation by the Israeli Securities Authority and the Israeli Police and the arrest of senior officials of AutoMax, on October 6, 2025, we entered into a Framework Agreement with AutoMax and SciSparc Merger Sub Ltd., pursuant to which the parties mutually agreed to terminate the merger agreement, effective immediately, in accordance with its terms. Under the Framework Agreement, AutoMax agreed to repay (i) an aggregate principal amount of $4.25 million outstanding under the January 14, 2024 loan agreement, together with interest at a rate of 9% per annum, compounded annually, in a single lump-sum payment due on January 1, 2028, and (ii) an aggregate principal amount of $2.0 million outstanding under the February 24, 2025 loan agreement, in monthly installments of $60,000 commencing on November 20, 2025, together with interest at a rate of 8% per annum, compounded annually, and accrued interest of $114,523 through November 20, 2025.

On October 21, 2025, an Israeli court issued an order freezing proceedings against AutoMax and appointed a trustee. See “Item 8.A. Legal Proceedings – AutoMax” for additional information. The Framework Agreement remains in effect notwithstanding these proceedings.

Mr. Amitay Weiss, our President and a director, previously served as a chairman on the board of directors of AutoMax, until October 16, 2025 when he voluntarily resigned as the Chairman of AutoMax.

NeuroThera Labs Inc.

On October 9, 2025, we entered into a definitive asset and share purchase agreement with Miza, a publicly traded company listed on the TSXV, pursuant to which we agreed to transfer to Miza our advanced clinical-stage pharmaceutical portfolio and our equity stake of approximately 51% in SciSparc Nutraceuticals. In consideration, we received common shares, warrants and contingent rights of Miza, resulting in our holding a controlling interest in Miza following the closing of the transaction.

The transaction closed on October 22, 2025. Effective upon closing, Miza changed its name to NeuroThera Labs Inc., and we currently hold a controlling interest of approximately 75% in NeuroThera, which may increase upon the exercise of warrants and achievement of certain milestones.

In connection with the transaction, we committed to provide NeuroThera with up to CAD 1.0 million pursuant to an unsecured convertible note, maturing in October 2027, which is convertible into NeuroThera common shares at our election, subject to applicable exchange approvals.

NeuroThera conducts pharmaceutical development activities using the assets transferred to it, and certain members of our management and board serve as directors or officers of NeuroThera.

Mr. Itschak Shrem, our Chairman of the Board of Directors since September 2025, serves as chairman of the board of directors of NeuroThera.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See Item 18. “Financial Statements.”

Legal Proceedings

Capital Point

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

On November 4, 2021, we received from Capital Point a notice of exercise with respect to the Warrant Shares, which was rejected by the Company. On May 2, 2023, Capital Point filed a lawsuit in the Tel Aviv-Jaffa District Court against us as the sole defendant in connection with the Warrant Shares. The lawsuit includes allegations of breaches of contract under the Israeli Contracts Law (General Part), 1973, unjust enrichment under the Israeli Unjust Enrichment Law, 1979 and breaches under the Israeli Torts Ordinance (New Version), 1968. The lawsuit claims damages in the amount of NIS 10,000,000 (approximately $3.13 million), which accounts for, as of the date of the filing of the lawsuit, liquidated damages according to the provisions set forth in the warrant, and seeks as well for the court to order a mandatory injunction order for us to issue a warrant to Capital Point to purchase $340,000 of our ordinary shares to Capital Point, the return of any unlawful profits received by us and punitive damages.

As of the date of this Annual Report, in connection with the aforementioned litigation, the shares of Evero Health Ltd. held by Capital Point are dormant and were forfeited by Evero Health Ltd. As of the date of this Annual Report, we cannot predict the likelihood of our success in the lawsuit.

AutoMax

In October 2025, the Tel Aviv District court commenced insolvency proceedings for Global AutoMax Ltd., or Global AutoMax, and AutoMax and a trustee was appointed. Accordingly, in January 2026, we filed two proofs of debt in these proceedings as a creditor of Global AutoMax and AutoMax: (i) a debt petition in the insolvency proceedings of Global AutoMax in the amount of NIS 6,314,358.73 (approximately $2.1 million), and (ii) a debt petition in the insolvency proceedings of AutoMax in the amount of NIS 21,095,819 (approximately $7 million). The debt petition have not yet been reviewed by the trustee, and there is currently no indication as to when they will be determined or what distribution rate, if any, will be paid to creditors.

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

If the manufacturing is performed outside of Israel, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will usually increase by 1% over the regular rates.

The know-how developed within the framework of the IIA plan may not be transferred or licensed to third parties outside Israel without the prior approval of the IIA. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project(s) to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants and our aggregate research and development investments in the know-how that was funded by these IIA grants, multiplied by the transaction consideration taking into account a depreciation mechanism (if applicable), and less royalties already paid to the IIA. According to regulations promulgated under the Innovation Law, the maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed six times the amount of the grants received plus interest, with a possibility to reduce such payment to up to three times the amount of the grants received plus interest if the grant recipient undertakes to continue the research and development activity in Israel for a period of at least three years after the transfer of know-how, and to maintain, throughout such three-year period, at least 75% of the research and development employees the company had for the six months before the know-how was transferred, subject to additional conditions specified in the regulations.

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

Our research and development efforts have been financed, partially, through grants that we have received from the IIA. We therefore must comply with the requirements of the Innovation Law and related regulations. Our total outstanding obligation to the IIA, respectively, including the interest accrued through December 31, 2025, amounts to approximately $1.1 million.

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

Real Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2025).

Individual and corporate shareholder dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the tax rates applicable to business income- 23% for corporations in 2025 and a marginal tax rate of up to 47% (excluding excess tax, if applicable) in 2025 for individuals, unless the benefiting provisions of an applicable tax treaty applies. Certain Israeli institutions who are exempt from tax under Section 9(2) or Section 129(C)(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of shares.

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

If not exempt, a non-Israeli resident would generally be subject to tax on capital gain at the ordinary corporate tax rate (23% in 2025) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “Significant Shareholder”, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47%, excluding excess tax, for an individual in 2025) unless contrary provisions in a relevant tax treaty applies.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold NIS 721,560 for 2025, which amount is linked to the annual changes to the Israeli Consumer Price Index(with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027)including, but not limited to income derived from dividends, interest and capital gains. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

We do not believe that we would be deemed a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our principal shareholders are exempt from the reporting provisions contained in Section 16 of the Exchange Act. Further, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited interim financial information.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/U.S. dollar currency exchange rates. As of December 31, 2025, the vast majority of our liquid assets are held in U.S. dollars, and the majority of our expenses is denominated in U.S. dollars. Changes of both 5% and 10% in the U.S. Dollar/NIS exchange rate would decrease/increase our loss for 2025 by less than 1%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations. Our functional currency is the U.S. dollar.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment of internal control over financial reporting, management based its evaluation on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of December 31, 2025. Based on its evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c)	Attestation Report of the Registered Public Accounting Firm

Not applicable (we are exempt from this requirement due to our status under the Exchange Act as a non-accelerated filer as of the current time).

(d)	Changes in Internal Control over Financial Reporting

Other than as explained below, there were no changes in internal control over financial reporting during the year ended December 31, 2025 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting. As previously described in this Annual Report, the Neurothera Transaction, in which Neurothera is the acquired business for financial reporting purposes, was consummated on October 22, 2025. The Neurothera Transaction was accounted for as a reverse acquisition, with the Company being identified as the accounting acquirer. Additionally, Neurothera did not have business operations prior to the consummation date. Accordingly, and while certain financial close controls have been implemented to account for our new holdings and consolidation structure, our system of internal controls was not significantly impacted by the Neurothera Transaction.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of our audit committee are “independent,” as such term is defined under Nasdaq rules. In addition, our Board of Directors has determined that Amnon Ben Shay is an audit committee financial expert, as defined under the rules under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Ethics and Conduct is posted on our website at http://www.scisparc.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Ethics and Conduct grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Ethics and Conduct.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On February 4, 2026, our shareholders approved the appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, or Deloitte, as our independent registered public accounting firm, following the recommendation by our audit committee and the approval of our board of directors. Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global, or EY, independent registered public accounting firm), served as our principal independent registered public accounting firm for the year ended December 31, 2024. Kost Forer Gabbay & Kasierer (a member of EY) served as our principal independent registered public accounting firm from 2009 until February 4, 2026.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the year ended December 31, 2024 and to Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, for all services, including audit services, for the year ended December 31, 2025:

	Year Ended December 31,
	2024	2025
Audit fees(1)	$155,000	$180,000
Audit-related fees(2)	104,000	-
Tax fees(3)	8,000	-
All other fees	-	-
Total	$267,000	$180,000

(1)	Includes professional services rendered in connection with the audit of the Company and its subsidiary’s annual financial statements.

(2)	Includes professional services rendered in connection with the fees relating to our public equity offerings and related filings.

(3)	Includes services rendered in connection with the audit of our Israeli tax return report.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 4, 2026, our shareholders approved the appointment of Deloitte as our independent registered public accounting firm, following the recommendation by our audit committee and the approval of our board of directors. The services of Kost, Forer, Gabbay & Kasierer, a member of EY, were dismissed effective February 4, 2026.

The audit reports of EY on our consolidated financial statements for the two fiscal years ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that EY’s reports for the fiscal years ended December 31, 2024 and 2023 included an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

During the two fiscal years ended December 31, 2024 and the subsequent interim period through February 4, 2026, there were no disagreements between us and EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

Prior to Deloitte’s appointment, we did not consult with Deloitte regarding (i) the application of accounting principles to any specified transaction, completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or (ii) any matter that was the subject of a disagreement (as described in Item 16F of Annual Report on Form 20-F) or a reportable event.

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

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: As discussed in more detail under the heading “Governance,” our management oversees our cybersecurity risk management and interacts with our Sarbanes-Oxley Act, or SOX, advisor and our Information Security advisor and other relevant members of management.

●	Collaborative Approach: we have implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

●	Technical Safeguards: we deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Recovery Planning: we have established and maintained comprehensive recovery plans that fully address our response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

●	Education and Awareness: We provide regular, mandatory training for personnel regarding cybersecurity threats as a means to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

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

Governance

Our management interacts with our SOX advisor and our Information Security advisor and other relevant members of management. Our Information Security advisor is responsible for assessing and managing cyber risk management, informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. Our Information Security advisor has experience selecting, deploying, and operating cybersecurity technologies, initiatives, and processes, and relies on threat intelligence as well as other information obtained from governmental, public or private sources. The board of directors is engaged in our cybersecurity monitoring managed by our Information Security advisor, receives updates on IT general controls, and a set of policies and procedures that govern how our IT systems operate and ensure the confidentiality, integrity, and availability of data as well as on cybersecurity risks, including prevention of data theft, unauthorized access, operational disruption, and data breaches. Any issues are appropriately addressed in a timely manner. Our management also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, our management discusses our approach to IT general controls and cybersecurity risk management with our SOX advisor.

As of April 28, 2026, we do not believe that we have experienced any cybersecurity attack. Cybersecurity threats and cybersecurity incidents, if they occur, can materially affect or are reasonably likely to affect us, including its business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1	Amended and Restated Articles of Association of SciSparc Ltd.	6-K	001-38041	99.1	June 26, 2025
2.1	Description of Securities					*
2.2	Form of Warrant to Purchase Ordinary Shares of SciSparc Ltd.	6-K	001-38041	4.2	February 12, 2026
2.3	Form of Pre-Funded Warrant	6-K	001-38041	4.1	January 26, 2026
4.1	Form of Indemnification Agreement	20-F	001-38041	4.12	May 1, 2017
4.2	Form of Exculpation Agreement	20-F	001-38041	4.5	March 30, 2021
4.3	Compensation Policy of SciSparc Ltd. for Executive Officers and Directors	6-K	001-38041	99.2	June 26, 2025
4.4	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.	20-F	001-38041	4.2	May 15, 2019
4.5	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc.	6-K	001-38041	10.3	April 4, 2023
4.6	Standby Equity Purchase Agreement dated January 21, 2024, between YA II PN Ltd. and SciSparc Ltd.	6-K	001-38041	10.1	January 25, 2024
4.7	First Amendment to the Standby Equity Purchase Agreement, dated as of February 26, 2024, between SciSparc Ltd. and YA II PN, Ltd	F-1	333-277394	10.22	February 27, 2024
4.8	Israeli Share Option Plan	F-1	333-214458	10.5	November 4, 2016
4.9	SciSparc Share Incentive Plan (2023)	F-1	333-277394	10.7	February 27, 2024
4.10	Share Transfer Agreement, by and among Capital Point Ltd., Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.1	May 19, 2020
4.12	Amendment to the Loan Agreement, dated June 9, 2024, by and between SciSparc Ltd. and Polyrizon Ltd.	F-1	333-277394	10.25	June 17, 2024
4.13	Exclusive Patent License Agreement, dated August 13, 2024, between SciSparc Ltd. and Polyrizon Ltd.	6-K	001-38041	10.1	August 19, 2024
4.14	Securities Purchase Agreement between SciSparc Ltd. and YA II PN, Ltd.	6-K	001-38041	10.2	February 27, 2025
4.15	Global Guaranty Agreement, dated February 25, 2025, by Brain Bright Ltd. and Evero Health Ltd. in favor of an investor.	6-K	001- 38041	10.3	February 27, 2025
4.16	Securities Purchase and Exchange Agreement, dated February 25, 2025, by and among N2OFF, Inc., MitoCareX Bio Ltd., SciSparc Ltd., Dr. Alon Silberman and Prof. Ciro Leonardo Pierri.	6-K	001- 38041	10.1	March 3, 2025

4.21	Framework Agreement, dated as of October 6, 2025, by and among SciSparc Ltd., SciSparc Merger Sub Ltd., and AutoMax Ltd.	6-K	001- 38041	99.1	October 6, 2025
4.22	Asset and Share Purchase Agreement, dated as of October 9, 2025, by and between SciSparc Ltd. and Miza III Ventures Inc.	6-K	001- 38041	10.1	October 15, 2025
4.23	Binding Term Sheet for the Sale of Patent Portfolio and Trademarks by and between SciSparc Ltd. and Xylo Technologies Ltd. (November 26, 2025)	6-K	001- 38041	10.1	November 26, 2025
4.24	Form of Securities Purchase Agreement, dated November 27, 2025, by and between the Company and the purchaser parties thereto	6-K	001- 38041	10.1	November 28, 2025
4.25	Securities Purchase Agreement, dated February 12, 2026, by and between SciSparc Ltd. and L.I.A. Pure Capital Ltd.	6-K	001-38041	10.1	February 12, 2026
4.26	Side Letter to Securities Purchase Agreement, dated February 12, 2026, by and between SciSparc Ltd. and L.I.A. Pure Capital Ltd.	6-K	001-38041	10.1	February17, 2026
4.27	Form of Convertible Promissory Note	6-K	001-38041	4.1	February 12, 2026
4.28	Asset Purchase Agreement, Dated January 8, 2026, by and between Xylo Technologies Ltd. and SciSparc Ltd.	6-K	001-38041	10.1	January 13, 2026
4.29	Share Purchase Agreement, dated March 9, 2026, by and between Shareholders of CliniQuantum Ltd., CliniQuantum Ltd. and NeuroThera Labs Inc.					*
8.1	List of Subsidiaries	F-1	333-281821	21.1	December 23, 2025
11.1	Insider Trading Policy					*
12.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.					*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350.					**
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered accounting firm for the Registrant.					*
15.2	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network.					*
97.1	Clawback Policy	20-F	001-38041	97.1	April 1, 2024
101 INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101 DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

SCISPARC LTD.

By:	/s/ Oz Adler
Oz Adler
Chief Executive Officer

Date: April 29, 2026

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of SciSparc Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of SciSparc Ltd. and its subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company’s accumulated losses and additional funds needed to maintain its operations raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition — Refer to Note 2t to the Consolidated Financial Statements

Critical Audit Matter Description

The Company recognizes revenue from product sales through Amazon’s Fulfillment by Amazon (“FBA”) platform. Revenue is recognized when control of the product transfers to the customer, net of estimated returns. The Company uses Amazon-generated reports and settlement statements to record revenue and reconcile sales and collection activity.

We identified revenue recognized for FBA-channel sales as a critical audit matter because of the use of third-party reports in the recording of revenues and reconciliation of sales and collection activity. This required an increased extent of effort, in relation to our audit as whole, when auditing the occurrence assertion for FBA-channel revenue.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the occurrence assertion of FBA-channel revenue included, among others:

●	We agreed FBA-channel revenue to underlying Amazon orders and delivery reports.

●	We tested the Company’s inventory roll-forward and agreed the underlying quantities of product sales to the Company’s recorded revenue.

●	We agreed cash received in bank to Amazon settlement statements and to the respective recorded revenue.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 29, 2026

We have served as the Company’s auditor since 2026.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

SCISPARC LTD. AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of SciSparc Ltd. and its subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
April 24, 2025

A Member of EY Global

We served as the Company’s auditor from 2007 to 2025.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2025	2024
	Note	USD in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$4,591	$1,540
Restricted deposit		20	20
Trade receivables		10	10
Other accounts receivable	6	289	1,079
Investments in short-term financial assets	24g	-	517
Current maturities of long-term loan	8c	451	-
Loans to a related party	8c	-	4,224
Inventory	5	75	113

		5,436	7,503

NON-CURRENT ASSETS:

Intangible assets, net	11	1,170	1,479
Investments in an associate accounted for under the equity method	7	-	952
Investments in financial assets	8, 24d	997	354
Property and equipment, net	10	19	59

		2,186	2,844

		$7,622	$10,347

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2025	2024
	Note	USD in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	12	$783	$816
Other payables	13	270	242
Related parties	24a	504	-
Current maturities of long-term loans	25b	356	-
Accrued legal contingency	17e	340	341

		2,253	1,399

NON-CURRENT LIABILITIES:
Related party	24a	222	-
Lease liability, excluding current portion	9	-	9

		222	9

		2,475	1,408
EQUITY:	18
Share capital and premium		76,481	70,886
Reserve from share-based payment transactions	19	6,613	5,746
Warrants		5,190	5,190
Other reserves	2d,25	1,907	497
Transactions with non-controlling interests	25	1,202	810
Accumulated deficit		(87,154)	(74,975)
Equity attributable to owners of the Company		4,239	8,154
Non-controlling interests		908	785

Total equity		5,147	8,939

Total liabilities and equity		$7,622	$10,347

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,
		2025	2024	2023
	Note	USD in thousands (except per share data)
Revenues	2t	$856	$1,306	$2,879

Cost of revenues	20	225	800	683

Gross profit		631	506	2,196

Research and development expenses	21a	2,097	1,707	1,641
Sales and marketing	21b	912	1,515	2,484
Impairment of intangible assets		115	1,344	1,042
General and administrative expenses	21c	6,371	4,526	3,844
Other income, net	21d	(490)	(1,270)	-

Operating loss		8,374	7,316	6,815

Equity losses of an associate	7	500	429	210

Gain from sale of an associate	7	(2,231)	-	-

Finance income	21e	(2,278)	(612)	(2,219)

Finance expenses	21f	8,199	353	1,055

Loss before income taxes		12,564	7,486	5,861

Taxes on income		-	(14)	22

Net loss and total comprehensive loss		12,564	7,472	5,883

Attributable to:
Equity holders of the Company		12,179	6,284	5,122

Non-controlling interests		385	1,188	761

		12,564	7,472	5,883

Basic and diluted loss per ordinary share attributable to equity holders of the Company (*):	22	98.07	203.89	2,374.55

(*)	Share and per share data in these consolidated financial statements have been retrospectively adjusted, for all periods presented, to reflect a number of shares that is equivalent to the number of shares of the Company post the Fifth Reverse Share Split (see note 18a).

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share- based payment transactions	Warrants	Transactions with non- controlling interests	Other reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2023	$58,592	$5,180	$5,190	$559	$497	$(63,569)	$6,449	$-	$6,449

Net loss	-	-	-	-	-	(5,122)	(5,122)	(761)	(5,883)
Sale of non-controlling interest in subsidiary	-	-	-	251	-	-	251	2,734	2,985
Issuance of ordinary shares in respect of investment in associate	288	-	-	-	-	-	288	-	288
Issuance of ordinary shares, net of issue expenses	5,552	-	-	-	-	-	5,552	-	5,552
Cost of share-based payment	94	102	-	-	-	-	196	-	196

Balance at December 31, 2023	$64,526	$5,282	$5,190	$810	$497	$(68,691)	$7,614	$1,973	$9,587

Net loss	-	-	-	-	-	(6,284)	(6,284)	(1,188)	(7,472)
Issuance of ordinary shares, net of issue expenses	6,255					-	6,255	-	6,255
Cost of share-based payment	105	464	-	-	-	-	569	-	569
Balance at December 31, 2024	$70,886	$5,746	$5,190	$810	$497	$(74,975)	$8,154	$785	$8,939

Net loss	-	-	-	-	-	(12,179)	(12,179)	(385)	(12,564)

Issuance of ordinary shares, net of issue expenses (note 18k)	2,262	-	-	-	-	-	2,262	-	2,262
Issuance and exercise of warrants (note 18j)	1,121	-	-	-	-	-	1,121	-	1,121
Issuance and conversion of convertible debentures (note 18i)	2,212	-	-	-	-	-	2,212	-	2,212
Deemed issuance of shares by a subsidiary (note 25)	-	-	-	392	-	-	392	187	579
Deemed stock exchange listing expenses (note 25)	-	-	-	-	1,410	-	1,410	-	1,410
Cost of subsidiaries share-based payment (note 25)	-	-	-	-	-	-	-	321	321
Cost of share-based payment	-	867	-	-	-	-	867	-	867
Balance at December 31, 2025	$76,481	$6,613	$5,190	$1,202	$1,907	$(87,154)	$4,239	$908	$5,147

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Cash flows from operating activities:

Net loss	$(12,564)	$(7,472)	$(5,883)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	234	482	538
Impairment of an intangible asset	115	1,344	1,042
Cost of share-based payment	867	569	196
Impairment of loan (see note 8c)	5,973	-	-
Subsidiaries’ cost of share-based payment (see note 25)	321	-	-
Finance income, net	(1,998)	(897)	(2,205)
Equity losses	500	429	210
Deemed stock exchange listing expense	1,410	-	-
Gain on sale of an associate accounted for under the equity method	(2,231)	-	-
Losses from remeasurement of investment in financial assets	1,791	305	1,048

	6,982	2,232	829

Working capital adjustments:

Decrease in trade receivables	-	12	55
Decrease (increase) in other accounts receivable	790	(535)	(409)
Decrease (increase) in inventory	38	629	(74)
Increase (decrease) in trade payables	(164)	25	(397)
Increase (decrease) in other payables	55	20	(8)
Increase (decrease) in related parties	726	(15)	-

	1,445	136	(833)

Net cash used in operating activities	$(4,137)	$(5,104)	$(5,887)

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2025	2024	2023
	USD in thousands
Cash flows from investing activities:

Withdrawal of (investment in) restricted bank deposits	$-	$45	$(5)
Withdrawal of (investment in) short-term bank deposits	-	3,000	(3,000)
Sale of property and equipment	-	8	-
Investment in an associate accounted for under the equity method	(100)	(600)	(400)
Loan to related parties	(2,000)	(4,078)	-
Investments in financial assets	-	-	(689)
Proceeds from sale of an affiliate accounted for under the equity method (see note 7)	700	-	-

Net cash used in investing activities	(1,400)	(1,625)	(4,094)

Cash flows from financing activities:

Proceeds from issuance of share capital (net of issuance expenses)	2,262	6,255	5,552
Proceeds from exercise of warrants	1,121	-	-
Sale of non-controlling interest in a subsidiary	-	-	2,985
Repayment of loans	192	-	-
Receipt of loans	356	-	-
Proceeds from deemed issuance of shares by a subsidiary (see (b) below)	710	-	-
Proceeds from issuance of convertible debentures (see note 18i)	3,990	-	-
Interest paid on lease liability	(5)	(8)	(7)
Repayment of lease liability	(38)	(54)	(47)

Net cash provided by financing activities	8,588	6,193	8,483

Increase (decrease) in cash	3,051	(536)	(1,498)
Cash at the beginning of the period	1,540	2,076	3,574

Cash at the end of the period	$4,591	$1,540	$2,076

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2025	2024	2023
	USD in thousands
(a) Significant non-cash financing and investing activities:

Right-of-use asset recognized with corresponding lease liability	-	75	102

Investment in financial asset	-	-	288
Exchange of MitoCareX shares with Nexentis Inc. shares (see Note 7)	2,027	-	-
Conversion of convertible debentures	2,212	-	-

(b) Assets and liabilities received as consideration for deemed issuance of shares by a subsidiary
As of October 22, 2025
Consolidation of NeuroThera (as described in Note 1a)
Trade payables	(131)
Net assets received as consideration for deemed issuance of shares by a subsidiary	(579)

Cash received as consideration for deemed issuance of shares by a subsidiary	(710)

The accompanying notes are an integral part of the consolidated financial statements.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company” or the “Group”), a clinical-stage pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, through its subsidiary NeuroThera Labs Inc. (formerly known as Miza III Ventures Inc.) (TSXV:NTLX) (“NeuroThera”), is currently engaged in the following drug development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon Marketplace.

The Company’s ordinary shares, no par value per share (“ordinary shares”), are listed on Nasdaq and are trading under the symbol “SPRC”.

As of December 31, 2025, the Company has a controlling interest in NeuroThera, a publicly traded company on the TSX Venture Exchange (the “TSXV”) in Canada, Evero Health Ltd. (“Evero”) and Brain Bright Ltd. (“Brain Bright”), together, the “Subsidiaries. Also, as of December 31, 2025, the Company holds 75% of the outstanding shares of NeuroThera (see note 25).

Evero and Brain Bright are inactive Israeli incorporated companies.

On July 3, 2025, the Company effected a one-for-twenty one (1-for-21) reverse share split of the issued and outstanding ordinary shares. On February 5, 2026, the Company effected a one-for-nine (1-for-9) reverse share split (the “Fifth Reverse Share Split”) of the issued and outstanding ordinary shares. Consequently, all share and per share data included in these financial statements for all periods preceding the effective dates of the reverse share splits have been adjusted to reflect the reverse splits’ ratios in these consolidated financial statements for all periods presented. See note 18.

b.	The Group incurred operating losses since its incorporation and expects to continue to incur operating losses for the foreseeable future. As of December 31, 2025, the Group had an accumulated deficit of approximately $87,154 as a result of recurring operating losses.

As of December 31, 2025, the Company’s cash and cash equivalents totaled $4,591. For the year ended December 31, 2025, the Company had an operating loss of $8,374 and negative cash flows from operating activities of $4,137. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the filing date of the financial statements. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The above-mentioned factors raise substantial doubt about the Group’s ability to continue as a going concern.

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

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL (CONT.)

c.	Definitions and Meanings:

The Company	-	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.)

The Group	-	SciSparc Ltd. (formerly Therapix Biosciences Ltd.) and its Subsidiaries, as detailed in Note 1a.

SNI	-	SciSparc Neutraceuticals Inc.

Subsidiaries	-	Companies that are controlled by the Company, as defined in IFRS 10, “Consolidated Financial Statements”, and whose accounts are consolidated with those of the Company.

Associate	-	An entity over which the Company has significant influence, as defined in IAS 28, “Investment in Associates and Joint Ventures” and is not a Subsidiary.

Related Parties	-	As defined in IAS 24, “Related Party Disclosures”.

IAS	-	International Accounting Standards issued by the International Accounting Standards Board (“IASB”).

IFRS	-	International Financial Reporting Standards issued by the IASB.

NOTE 2:-	MATERIAL ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards and their interpretations, which were issued by the IASB.

The Company’s financial statements have been prepared on a cost basis, unless otherwise indicated.

The consolidated financial statements are presented in USD and all values are rounded to the nearest thousand (’000), except when otherwise indicated.

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

The consolidated financial statements of the Company and of the Subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intra-Group balances and transactions and gains or losses resulting from intra-Group transactions are eliminated in full in the consolidated financial statements.

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

The functional currency of the Company, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions is the U.S. Dollar (“USD” or “$”), since it’s the primary currency of the economic environment in which the Company operates. The consolidated financial statements are also presented in USD since the Company believes that preparing the consolidated financial statements in USD provides more relevant information to the users of the consolidated financial statements. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-U.S. dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the statements of operations (indicated below), the following exchange rates are used: (i) for transactions exchange rates at transaction dates and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization) historical exchange rates. Currency transaction gains and losses are presented in the financial income net, as appropriate.

e.	Investment in joint arrangements:

Joint arrangements are arrangements in which the Company has joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

f.	Investments accounted for using the equity method:

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

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

f.	Investments accounted for using the equity method: (Cont.)

The consolidated financial statements of the Company and of the associate or joint venture are prepared as of the same dates and periods. The accounting policies applied in the financial statements of the associate or the joint venture are uniform and consistent with the policies applied in the consolidated financial statements of the Group.

The equity method is applied until the loss of significant influence in the associate or loss of joint control in the joint venture or classification as investment held for sale.

g.	Property and equipment, net:

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

h.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year-end.

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

The Company classifies and measures debt instruments in the consolidated financial statements based on the following criteria:

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

b)	Equity instruments classified as fair value through profit and loss (“FVTPL”):

Investments in equity instruments are classified as at FVTPL, unless the group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at fair value through other comprehensive income on initial recognition.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

j.	Financial instruments: (Cont.)

2.	Impairment of financial assets:

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

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

j.	Financial instruments: (Cont.)

4.	Compound financial instruments:

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

5.	Issue of a unit of securities:

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

k.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

l.	Finance income and expenses:

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

m.	Fair value measurement:

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

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

n.	Taxes on income:

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

p.	Earnings (loss) per share:

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

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans to its employees according to the specific laws per country.

r.	Provisions:

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

Government grants:

Government grants received from the Israel Innovation Authority (“IIA”) are recognized upon receipt as a liability if future economic benefits are expected from the research project, that will result in royalty-bearing sales.

If no economic benefits are expected from the research activity, the grant received is recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

At each reporting date, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (as the Company will not be required to pay royalties) based on the best estimate of future sales and using the original effective interest method.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

s.	Inventories

Inventories are stated at the lower of cost and net realizable value. Inventories are adjusted for estimated excess and obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions. Cost is determined in accordance with first-in, first-out Method (“FIFO”) and the cost of inventory includes shipment and freight costs.

t.	Revenue recognition

The Company’s sells products directly to customers mainly through the Brand’s online Amazon stores (see note 11).

Under the Company’s standard contract terms, customers have a right of return within 30 to 90 days. For contracts with rights of return, the Company recognizes revenue based on the amount of the consideration which the Company expects to receive for products which it is highly probable that a significant revenue reversal will not subsequently occur. The Company recognizes a refund liability for consideration received or receivable if it expects to refund some or all of the consideration to the customer. At the end of each reporting period, the Company updates its estimates of expected product returns and adjusts the refund liabilities with a corresponding adjustment in revenues. As of December 31, 2025, the allowance for returns was immaterial. The refund liability is recorded as a decrease in revenues against other payables. A right of return asset and corresponding adjustment to cost of sales is also recognized for the right to recover the goods from the customer.

In certain contracts, the Company evaluates the nature of its promise to the customer and determines whether it is the principal or agent for each contract. In determining the nature of its promise to the customer, the Company evaluates whether it is appropriate to recognize revenues on a gross or net basis based upon its evaluation of whether the Company obtains control of the specified goods by considering if it is primarily responsible for fulfillment of the promise, has inventory risk, and has the latitude in establishing pricing and selecting suppliers, among other factors. Based on its evaluation of these factors, management has determined that it is the principal in these arrangements; therefore, revenues are recorded on a gross basis.

u.	Cost of revenues

Cost of revenues primarily consist of expenses related to direct costs and freight.

v.

Sales and marketing expenditures

Selling and marketing and expenses consist of online retailer services (including shipping and handling costs), warehouse costs and online advertising costs (i.e. sales and distribution variable expenses). Selling and marketing expenses are expensed as incurred.

w.

Cash and cash equivalents

In the consolidated statements of financial position, cash and bank balances comprise cash (i.e., cash on hand and demand deposits) and cash equivalents. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather for investment or other purposes.

Bank balances for which use by the Group is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash. If the contractual restrictions to use the cash extend beyond 12 months after the end of the reporting period, the related amounts are classified as non-current in the statement of financial position.

For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

x.	Disclosure of new standards in the period prior to their adoption

IFRS 18, “Presentation and Disclosure in Financial Statements”:

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) which replaces IAS 1, “Presentation of Financial Statements”.

As noted, IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33, “Earnings per Share”.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

x.	Disclosure of new standards in the period prior to their adoption (Cont.)

IFRS 18 introduces new requirements to:

●	present specified categories and defined subtotals in the statement of profit or loss.

●	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and

●	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions. The Company is currently evaluating the impact that application of IFRS 18 will have on its consolidated financial statements and related disclosures.

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

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 4:-	CASH AND CASH EQUIVALENTS

	December 31,
	2025	2024
Cash for immediate withdrawal - in USD	$2,699	$1,383
Cash for immediate withdrawal - in CAD	1,628	-
Cash for immediate withdrawal - in NIS	264	157

	$4,591	$1,540

NOTE 5:-	INVENTORY

	December 31,
	2025	2024
Goods in transit	$17	$9
Finished goods	58	104

	$75	$113

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2025	2024
Government authorities	$89	$78
Other receivables	97	449
Prepaid expenses	88	350
Receivables in respect of downpayment on merger	-	187
Related party	15	15

	$289	$1,079

NOTE 7:-	INVESTMENT IN ASSOCIATES

MitoCareX Transaction

On March 10, 2022, the Company entered into a Founders and Investment Agreement with Dr. Alon Silberman (the “MitoCareX Agreement”). Pursuant to the MitoCareX Agreement, the Company invested an initial amount of $700 during 2022. As of December 31, 2022, the Company owned 31.48% of the outstanding shares of MitoCare X Bio Ltd. (“MitoCareX”).

On February 17, 2023, MitoCareX achieved its first milestone pursuant to the MitoCareX Agreement. As a result of MitoCareX meeting this milestone, the Company invested an additional $400 in MitoCareX and increased its share ownership in MitoCareX from 31.48% to 41.92%.

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

On February 25, 2025, the Company entered into a securities purchase and exchange agreement with Nexentis Technologies Inc. (“Nexentis”, formerly known as “N2OFF, Inc.”) to sell its stake in the issued and outstanding shares of MitoCareX for $700 and 490,751 shares of common stock of Nexentis, representing 17.70% of the total outstanding shares of Nexentis on a fully diluted basis.

As a result of the sale of its holdings in MitoCareX, the Company recorded a gain from sale of an associate in the amount of $2,231 for the year ended December 31, 2025.

The investment in MitoCareX was accounted for as an equity method investment, in accordance with IAS 28, “Investment in Associates and Joint Ventures”. For the year ended December 31, 2025, the Company recorded equity losses from the investment in MitoCareX in the amount of $500 ($429 and $210 for the years ended December 31, 2024 and 2023, respectively).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 7:-	INVESTMENT IN ASSOCIATES (CONT.)

a.	MitoCareX Transaction (Cont.)

The table below summarizes the changes in carrying value of the investment in MitoCareX:

Balance at January 1, 2023	$591
Investment following achievement of first milestone	400
Equity losses from investment in MitoCareX	(210)

Balance at December 31, 2023	$781

Investment following achievement of second milestone	600
Equity losses from investment in MitoCareX	(429)
Balance at December 31, 2024	$952

Equity losses from investment in MitoCareX	$(500)
Investment in 2025	43
Sale of investment in MitoCareX	(495)
Balance at December 31, 2025	$-

NOTE 8:-	INVESTMENT IN FINANCIAL ASSETS

a.	Clearmind

On November 17, 2022, the Company invested $1,500 in the initial public offering of Clearmind Medicine Inc. (“Clearmind”) and received 192 common shares of Clearmind, resulting in the Company holding 9.33% of share capital of Clearmind. As of December 31, 2025, the Company holds 192 common shares of Clearmind, representing a stake of less than 1% of the share capital of Clearmind, at a price of $1.81 per common share. For the year December 31, 2025, the Company recorded a loss on revaluation of the fair value of its investment in Clearmind in the amount of $11 (for the years ended December 31, 2024 and 2023 - $11 and $707, respectively).

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 8:-	INVESTMENT IN FINANCIAL ASSETS (Cont.)

b.	AutoMax

On June 25, 2023, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with AutoMax Motors Ltd. (“AutoMax”), an Israeli company traded on the Tel Aviv Stock Exchange (“TASE”) and a parallel importer and distributor of vehicles in Israel, pursuant to which, at the closing and upon the terms and conditions set forth in the Share Purchase Agreement, the Company invested NIS 2,500 (approximately $689) in cash, in exchange for 5,000,000 ordinary shares of AutoMax (the “AutoMax Shares”) based on a price per share of NIS 0.05, representing a 4.82% of the share capital of AutoMax. As of December 31, 2025, there has been no significant change in the Company holdings in AutoMax’s shares since June 25, 2023. As of December 31, 2025, the listed share price of AutoMax on the TASE was NIS 0.108 (December 31, 2024 – NIS 0.184), and the Company has recorded a loss in its statements of comprehensive loss of $83 on its investment ($277 and $158 for the years ended December 31, 2024 and 2023, respectively).

c.	AutoMax Bridge Loans and Terminated Merger Agreement

AutoMax Bridge Loans

On January 16, 2024, the Company entered, as a lender, into an agreement (the “Bridge Loan Agreement”) with AutoMax, pursuant to which AutoMax received from the Company a bridge loan (the “Bridge Loan”) in the amount of $1,400, further to the previously announced non-binding letter of intent for the Company to acquire AutoMax (the “AutoMax Acquisition”).

The Bridge Loan Agreement states that the principal amount of the Bridge Loan will bear interest at a rate of 7% per annum (or 9% per annum if the AutoMax acquisition is not consummated prior to the repayment date), compounded annually.

On June 9, 2024, the Company entered into an amendment (the “Amendment”) to the Bridge Loan Agreement with AutoMax. Pursuant to the Amendment, the Company extended an additional loan in the amount of $1,000 to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Bridge Loan amount to $2,400.

On September 5, 2024, the Company entered into a second amendment (the “Second Amendment”) to the Bridge Loan Agreement with AutoMax. Pursuant to the Second Amendment, the Company extended an additional loan in the amount of $1,850 to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Bridge Loan amount to $4,250.

Additional Loan Agreement

On February 27, 2025, the Company entered into a loan agreement with AutoMax where a $2,000 loan was provided (the “Additional Loan”). The Additional Loan bears an 8% annual interest rate and will be repaid in equal monthly installments of $50 and interest.

Terminated Merger Agreement

On April 10, 2024, the Company and AutoMax entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which AutoMax’s shareholders and a third party were expected to own approximately 49.99% of the Company’s share capital, on a fully-diluted basis, subject to certain exceptions, and as further defined in the Merger Agreement, and the Company’s shareholders were expected to own approximately 50.01% of its share capital, on a fully-diluted basis, subject to certain exceptions.

During September 2025 and following an investigation by the Israeli Securities Authority and Israeli Police, three senior officials of AutoMax were arrested. Following these events, on October 6, 2025, the Company announced that it entered into a framework agreement with AutoMax to (i) mutually terminate the Merger Agreement; (ii) amend the terms of repayment of the Bridge Loan to be repaid in a one lump-sum payment on January 1, 2028; and (iii) amend the terms of repayment of the Additional Loan to be repaid in monthly installments starting on November 20, 2025, of $60 each and the interest of 8% per annum, compounded annually up to each actual payment date, in addition to the payment of all interest accrued on such loan from its effective date until November 20, 2025, in the sum of $114.

On October 24, 2025, AutoMax announced that an Israeli court decision, made on October 21, 2025, froze proceedings against AutoMax and appointed a trustee according to an application from local Israeli banks. Following these events, the Bridge Loan and Additional Loan became due immediately.

The Company has evaluated the probabilities of recovering the funds extended to AutoMax in respect of the Bridge Loan and the Additional Loan and has determined that there is a 90% probability that the Bridge Loan and the Additional Loan will not be repaid to the Company. Accordingly, the Company recognized a loss on impairment of the loans in the amount of $5,973. As of December 31, 2025, the Bridge Loan and the Additional Loan amounts and accrued interest amounted to $451.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 9:-	LEASES

On April 1, 2024, the Company entered into a two-year lease agreement for a total area of approximately 240 square meters, whereby the Company occupies approximately 120 square meters for the Company’s offices, in the district of Tel Aviv, Israel. The Company has an option to extend for an additional three-year term. The monthly lease fee was set at approximately $3, linked to the NIS. On January 1, 2026, the Company exercised the option to extend the lease agreement until March 31, 2028.

NOTE 10:-	PROPERTY AND EQUIPMENT, NET

	Computers	Office furniture and equipment	Right of use asses	Total
Cost:
Balance at January 1, 2025	$12	12	75	99
Additions	-	1	-	1
Disposals	-	-	-	-

Balance at December 31, 2025	12	13	75	100

Accumulated depreciation:
Balance at January 1, 2025	9	3	28	40
Depreciation	1	1	39	41
Disposals	-	-	-	-

Balance at December 31, 2025	10	4	67	81

Depreciated cost at December 31, 2025	2	9	8	19

Balance at January 1, 2024	$11	33	181	225
Additions	2	-	75	77
Disposals	(1)	(21)	(181)	(203)

Balance at December 31, 2024	12	12	75	99

Accumulated depreciation:
Balance at January 1, 2024	6	6	106	118
Depreciation	4	1	28	33
Disposals	(1)	(4)	(106)	(111)

Balance at December 31, 2024	9	3	28	40

Depreciated cost at December 31, 2024	3	9	47	59

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $41, $33 and $52, respectively.

NOTE 11:-	INTANGIBLE ASSET

On September 30, 2022, the Company announced the closing of the acquisition of WellutionTM, an Amazon.com Marketplace seller account (the “Brand”), American food supplements and cosmetics brand and trademark (the “Acquisition”). In connection with the Acquisition, the Company incorporated a new wholly owned Delaware subsidiary, SciSparc Nutraceuticals Inc. (“SNI”), to hold the new assets.

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

For the years ended December 31, 2023, 2024 and 2025, the Brand recorded significant losses. As of December 31, 2025, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $115 (as of December 31, 2024 - $1,344, as of December 31, 2023 - $1,042).

The table below summarizes the carrying value of the intangible asset:

Balance at January 1, 2023	$4,717
Loss on impairment of intangible asset	(1,042)
Amortization of intangible asset	(486)

Balance at December 31, 2023	$3,189
Loss on impairment of intangible asset	(1,344)
Amortization of intangible asset	(366)

Balance at December 31, 2024	$1,479

Loss on impairment of intangible asset	(115)
Amortization of intangible asset	(194)

Balance at December 31, 2025	$1,170

NOTE 12:-	TRADE PAYABLES

	December 31,
	2025	2024
Accrued expenses	$495	$608
Open debts	288	208

	$783	$816

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 13:-	OTHER PAYABLES

	December 31,
	2025	2024
Employees and payroll accruals	$85	$75
Accrued vacation	175	130

	$260	$205

NOTE 14:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9, “Financial Instruments” (“IFRS 9”):

	December 31,
	2025	2024
Financial assets:
Cash, cash equivalents and restricted deposits	$4,611	$1,560
Current maturities of long-term loan	451	-
Other receivables	97	449
Related parties	15	4,239

Total financial assets at amortized cost	5,174	6,248

Investments in financial assets at fair value	997	871

Financial liabilities:

Credit from others	85	75
Loans	356	-
Lease liability	10	48

Total financial and lease liabilities	$451	$123

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

a.	Classification of financial assets and financial liabilities: (Cont.)

The following table presents the Level 1-3 financial instruments as of December 31, 2025, and 2024:

	Carrying amount	Fair Value
	December 31,	December 31, 2025
	2025	Level 1	Level 2	Level 3
Investments in short-term financial assets	$-	$-	$-	$-
Investments in financial assets	$997	$997	$-	$-
Current maturities of long-term loan (see note 8c)	$451	$-	$-	$451

	Carrying amount	Fair Value
	December 31,	December 31, 2024
	2024	Level 1	Level 2	Level 3
Investments in short-term financial assets	$517	$517	$-	$-
Investments in financial assets	$354	$354	$-	$-
Loans to a related party (see note 8c)	$4,224	$-	$-	$4,224

Investments in short-term financial assets consist of an investment in Polyrizon Ltd. pre-funded warrants (see Note 24g).

Investments in financial assets consist of investments in Nexentis, AutoMax, Nexera (as defined in Note 18e) and Clearmind (refer to notes 7, 8b, 24d and 8a, respectively).

Management believes that the carrying amount of cash, short-term deposits, trade receivables, trade payables, and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

For changes in the fair values of financial instruments measured at fair value through profit refer to Note 21.

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

Foreign currency risk:

The Company is exposed to exchange rate risk resulting from the exposure to different currencies, mainly from transactions in NIS and CAD. Exchange rate risk arises from recognized liabilities that are denominated in a foreign currency other than the functional currency. The exchange rate risk arising from NIS and CAD balances are immaterial as the substantial amount of the monetary items is denominated in USD.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 14:-	FINANCIAL INSTRUMENTS (CONT.)

b.	Financial risk factors: (Cont.)

2.	Credit risks:

All cash and restricted deposits related to the Company are held in two banks in Israel which are considered financially solid.

3.	Liquidity risk:

The Company monitors the risk of a shortage of funds on a regular basis and acts to raise funds to satisfy its liabilities. As of December 31, 2025, the Company expects to settle all of its financial liabilities in less than one year.

The carrying amounts of cash and restricted deposits, and all other financial assets and liabilities approximate their fair value.

Below is an analysis of contractual maturities of financial liabilities, including estimated interest payments and the effect of discounting, as at December 31, 2025 and 2024:

	Carrying Amount	Contractual Cash flow	1 year	2-5 years
December 31, 2025
Accounts payable	783	783	783	-
Other payables	270	270	270	-
Related parties	726	726	504	222
Current maturities of long-term loans	356	356	356	-
Accrued legal contingency	340	340	340	-
	2,475	2,475	2,253	222

	Carrying Amount	Contractual Cash flow	1 year	2-5 years
December 31, 2024
Accounts payable	816	816	816	-
Other payables	242	242	242	-
Lease liability	9	9	-	9
Accrued legal contingency	341	341	341	-
	1,408	1,408	1,399	9

The table below presents the change in the Company’s financial instruments as of December 31, 2025:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Balance as of January 1, 2025	871	-	4,224	5,095
Loan to related party			2,000	2,000
Interest on loan			200	200
Impairment of loan	-	-	(5,973)	(5,973)
Change in fair value	126	-	-	126
Balance as of December 31, 2025	997	-	451	1,448

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 15:-	EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and the Israeli Severance Pay Law, 1963 (the “Severance Pay Law”), the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 of the Severance Pay Law, as specified below. The Company’s obligation to pay such compensation is accounted for as a post-employment benefit. The computation of the Company’s employee benefit liability is made in accordance with a valid employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

The post-employment benefits are normally financed by contributions classified as defined benefit plans or as defined contribution plans as detailed below.

Defined contribution plans:

The Severance Pay Law applies to a substantial part of the compensation payments, pursuant to which the fixed contributions paid by the Company into pension funds and/or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for compensation are accounted for as defined contribution plans.

	Year ended December 31,
	2025	2024	2023
Expenses in respect of defined contribution plans	$112	$106	$105

NOTE 16:-	TAXES ON INCOME

a.	Tax rates applicable to the Company:

The Israeli statutory corporate tax rate and real capital gains tax rate were 23% in 2025, 2024 and 2023. The combined U.S. federal and state tax rate was 28% in 2025, 2024 and 2023. The Canadian corporate tax rate was 27% in 2025, 2024 and 2023.

b.	Tax assessments:

The assessments of the Company are deemed final through the 2019 tax year.

c.	Carryforward tax losses and other temporary differences:

The Company has accumulated tax losses since its inception.

As of December 31, 2025, the Company’s net carryforward tax losses are estimated to be approximately $78,000, of which SNI’s losses amount to $1,300 and NeuroThera’s amount to $1,328.

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

On August 13, 2018, the Company entered into an agreement with Hannover Medical School to conduct a clinical study to evaluate the safety, tolerability and efficacy of daily oral SCI-110 in treating adults with Tourette syndrome, which agreement was subsequently updated on December 2, 2021, in an estimated amount of $1,385.

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

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 17:-	CONTINGENT LIABILITIES, COMMITMENTS, CLAIMS AND LIENS (CONT.)

e.	On May 2, 2023, Capital Point Ltd. (“Capital Point”) filed with the Tel Aviv-Jaffa District Court (the “Court”) a suit against the Company (the “Suit”).

The Suit challenges a certain warrant issued by the Company to Capital Point (the “Capital Point Warrant”) to purchase ordinary shares of the Company in the amount of $340 (the “Warrant Shares”). The Capital Point Warrant was exercisable for 12 months from May 15, 2021, to May 15, 2022. The Suit claims that the Company unlawfully refused to accept the Capital Point Warrant exercise notice as of November 4, 2021.

The Suit claims damages in the amount of NIS 10,000,000 (approximately $3.13 million), which accounts for, as of the date of the filing of the Suit, the agreed compensation according to Section 2(d)(i) of the Capital Point Warrant, an injunction order for the Company to issue the Warrant Shares to Capital Point, return of any unlawful profits received by the Company and punitive damages.

As of the Approval Date the Company believes it is unlikely that the outcome of the lawsuit exceeds the $340 thousand par value of the warrants.

f.

Government grants:

The Company received research and development grants from the IIA. See also Note 2r. If no economic benefits are expected from the research activity, the royalty obligation is not recorded as a liability and instead is treated as a contingent liability in accordance with IAS 37.

During 2015-2017, the Company received IIA royalty-bearing grants totaling approximately $1,100 and as of December 31, 2025 there are no economic benefits that are expected in relation to these grants.

NOTE 18:-	EQUITY

a.	Composition of share capital:

	December 31, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares	75,000,000	365,444	75,000,000	57,293

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

a.	Composition of share capital: (Cont.)

Reverse Share Splits

On September 28, 2023, July 3, 2025 and February 5, 2026, the Company effected one-for-twenty six (1-for-26), one-for-twenty one (1-for-21) and one-for-nine (1-for-9) reverse splits, respectively.

Consequently, all share and per share data included in these consolidated financial statements for all periods preceding the effective dates of the reverse share splits have been adjusted to reflect the reverse splits’ ratios in these consolidated financial statements for all periods presented.

b.	Changes in share capital:

Issued and outstanding share capital:

Number of ordinary shares

Balance at January 1, 2024	3,739

Issuance of share capital – in respect of exercise of October 2023 pre-funded warrants (Note 18g)	19,457

Shares issued to consultants (Note 19(a)(3))	3,419

Issuance of share capital – in respect of January 2024 SEPA (Note 18(h))	30,678

Balance at December 31, 2024	57,293

Shares issued to consultants in respect of exercised restricted share units (“RSUs”) (Note 18e)	4,205

Exercise of convertible debentures (Note 18i)	119,094

Exercise of warrants (Note 18j)	40,172

Issuance of shares in a registered direct offering (Note 18k)	143,617

Shares issued to consultants (Note 19(a)(3))	1,059

Rounding shares	4

Balance at December 31, 2025	365,444

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

c.	Rights attached to shares:

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

On March 22, 2023, the Company issued 73 ordinary shares in respect of the stock purchase agreement entered into with Nexera Technologies Ltd. (“Nexera”) (formerly known as Jeffs’ Brands Ltd.) (see also Note 24d).

f.	August 2023 Financing Round

On August 14, 2023, the Company closed an underwritten public offering (the “2023 Public Offering”) of 1,124 ordinary shares, at a purchase price of $982.80 per ordinary share and pre-funded warrants to purchase up to 198 ordinary shares at a purchase price of $977.886 per pre-funded warrant, for aggregate gross proceeds of approximately $1,300, pursuant to an underwriting agreement between the Company and Aegis Capital Corp (“Aegis”), the underwriter in the 2023 Public Offering, dated August 10, 2023.

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

In connection with the private placement, the Company issued an aggregate of 10,212 units, each unit consisting of two pre-funded warrants (the “Pre-Funded Warrants”). The Pre-Funded Warrants have an exercise price of $0.189, are immediately exercisable upon issuance and have a term of five years from the date of issuance.

During the year ended December 31, 2024, the Company issued 19,457 ordinary shares in respect of the exercise of 19,457 Pre-Funded Warrants.

h.	January 2024 Standby Equity Purchase Agreement

On January 21, 2024, the Company entered into a Standby Equity Purchase Agreement (“SEPA”), as amended on February 26, 2024, with YA II PN, LTD (“YA”), which provided for the sale of the Company’s ordinary shares in the amount of up to $20,000 (the “Advance Shares”). As of December 31, 2024, of the $20,000 eligible to be sold pursuant to the SEPA (the “Commitment Amount”), the Company has sold 30,385 ordinary shares for total proceeds of $6,255. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Company’s ordinary shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

In connection with the SEPA, the Company may request pre-paid advances of the Commitment Amount, in an amount of up to $5,000 (each a “Pre-Paid Advance”). Each Pre-Paid Advance will be evidenced by a promissory note (each a “Promissory Note”). Each Promissory Note will fully mature 24 months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 5% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 150 days after the issuance of a Promissory Note, the Company shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an advance notice, where YA will offset the amount due to be paid to the Company under such notice against an equal amount of the monthly installment amount, at the Company’s option. If the Company elects to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains the Company’s customary representations and warranties and events of default.

In addition, pursuant to the SEPA, the Company issued to YA an aggregate of 293 of its ordinary shares, or the Commitment Shares, in satisfaction of payment of the commitment fee of $200.

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 18:-	EQUITY (CONT.)

i.	August 2025 convertible debenture exercises

On February 25, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors, pursuant to which the Company sold convertible debentures (the “Debentures”) in the aggregate principal amount of $4,200 (the “Subscription Amount”), which are convertible into the Company’s ordinary shares (as converted, the “Conversion Shares”), at a purchase price equal to 95% of the Subscription Amount. The issuance and sale of the Debentures was subject to certain conditions and limitations.

In August 2025, certain investors under the Securities Purchase Agreements, submitted to the Company conversion notices to convert outstanding principal and accrued interest of certain Debentures, pursuant to which the Company issued an aggregate of 119,094 ordinary shares.

As a result of issuance and conversion of the Debentures, the Company recorded net finance expense of $170 in the consolidated statements of comprehensive loss for the year ended December 31, 2025.

j.	September 2025 Warrant exercises

At the closing of the Securities Purchase Agreements (see note 18i above), the Company issued to the investors 40,172 warrants which are exercisable into a number of ordinary shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the ordinary shares immediately prior to the closing date, or $104.5548 per warrant.

On September 26, 2025, the Company entered into inducement offer letter agreements (the “Inducement Letters”) with holders (the “Holders”) of certain of the existing warrants to purchase in the aggregate up to 40,172 of the ordinary shares, issued on February 25, 2025, at an exercise price of $104.5548 per ordinary share (the “Existing Warrants”). Pursuant to the Inducement Letters, the Holders agreed to exercise for cash all of their Existing Warrants at a reduced exercise price of $27.90 per ordinary share. The Company received aggregate gross proceeds of approximately $1,121 from the exercise of the Existing Warrants by the Holders.

As a result of issuance and exercise of the Existing Warrants, which were measured at fair value from the date of issuance until exercise, the Company recorded net finance income of $1,750 in the consolidated statements of comprehensive loss for the year ended December 31, 2025.

k.	November 2025 Registered Direct Offering

On November 27, 2025, the Company entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 143,617 ordinary shares, at a purchase price of $15.75. The registered direct offering resulted in gross proceeds in the amount of $2,262.

l.	Warrants

The following table summarizes information of outstanding warrants as of December 31, 2025:

Warrants	Warrant Term	Exercise Price		Exercisable

March 2021 Series A Warrants	March 1, 2026	USD	34,743	233
March 2021 Series B Warrants	March 1, 2026	USD	52,088	117
May 2022 Warrants	May 27, 2027	USD	12,924	1,443
				1,793

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS

a.	The cost of share-based payment recognized in the consolidated financial statements:

The expenses due to share-based compensation for the years ended December 31, 2025, 2024 and 2023, recognized in the consolidated financial statements in respect of the share option plan of the Company are shown in the following table, detailed by expense classification:

	Year ended December 31,
	2025	2024	2023
Research and development expenses	$85	$45	$34
General and administrative expenses	1,103	524	162

	$1,188	$569	$196

1.	The 2015 ESOP and 2023 Plan:

On December 28, 2023, the Board adopted the 2023 Share Incentive Plan (the “2023 Plan”).

The Company no longer grants any awards under the 2015 ESOP as it was superseded by the 2023 Plan, although previously granted awards under the 2015 ESOP remain outstanding and subject to the 2015 ESOP. Under the 2023 Plan, the Company may grant its employees and other service providers equity-based incentive awards (“Share Options”).

On December 28, 2023, the Board approved to reserve for issuance under the 2023 Plan 5,291 ordinary shares.

2.	During the year ended December 31, 2025, share-based compensation in respect of Share Options of $0 was charged to the consolidated statements of comprehensive loss ($7 and $103 for the years ended December 31, 2024 and 2023, respectively).

3.	During the years ended December 31, 2025 and 2024, the Company issued consultants 1,059 and 3,419 ordinary shares, respectively, for services rendered. The shares were granted at a discount rate of 25% to the share price quoted on the date of each grant. The total fair value of the ordinary shares granted to consultants in the years ended December 31, 2025 and 2024 was $106 and $105, respectively.

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

b.	Movement during the year:

1.	The following table lists the number of Share Options, the weighted average exercise prices of Share Options and changes in directors (and former directors), officers, employees and consultants Share Options during the years ended on December 31, 2025, and 2024:

	Number of Share Options	Weighted average exercise price
		USD
2025:
Share Options outstanding at the beginning of the year	36	53,940.24

Share Options outstanding at the end of the year	36	53,940.24

Share Options exercisable at the end of the year	36	53,940.24

2024:
Share Options outstanding at the beginning of the year	37	31,426.92

Share Options outstanding at the end of the year	36	53,940.24

Share Options exercisable at the end of the year	36	53,940.24

2.	The weighted average remaining contractual life of the Share Options outstanding was 2.04 years and 2.99 years as of December 31, 2025 and 2024, respectively.

3.	The range of exercise prices of Share Options outstanding at the end of the year was $31,941 - $2,063,880 (inclusive) as of December 31, 2025 and 2024, respectively.

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 19:-	SHARE-BASED PAYMENT TRANSACTIONS (CONT.)

c.	Restricted Share Units:

RSU transactions for the years ended December 31, 2025, and 2024 are as follows:

Number
Balance, January 1, 2024	-
RSUs granted	5,628
Vesting of RSUs	-
Balance, December 31, 2024	5,628

Vesting of RSUs	(4,205)
RSUs granted	56,111
Balance, December 31, 2025	57,534

There were no RSUs that are vested and not issued as of December 31, 2025. For the year ended December 31, 2025, share-based compensation in respect of RSUs of $867 was charged to the Consolidated Statements of Comprehensive Loss (and $456 for the year ended December 31, 2024).

NOTE 20:-	COST OF REVENUES

The following table discloses the breakdown of our cost of revenues for the periods set forth below:

	Year ended December 31,
	2025	2024	2023

Purchased goods	$225	$798	$672
Freight	-	2	11

	225	800	683

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 21:-	ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

		Year ended December 31,
		2025	2024	2023
a.	Research and development expenses:
	Wages and related expenses	$329	$390	$392
	Share-based payment	85	45	34
	Regulatory, professional and other expenses	980	681	719
	Research and preclinical studies	364	211	101
	Clinical studies	266	276	254
	Chemistry and formulations	73	104	141

		2,097	1,707	1,641

b.	Sales and marketing expenses:
	Advertising	$155	$367	$576
	Amazon fees	331	495	1,042
	Amortization	194	366	486
	Storage and shipping	112	167	145
	Management fees	120	120	235

		912	1,515	2,484
c.	General and administrative expenses:
	Wages and related expenses	458	507	415
	Share-based payment	1,103	419	68
	Professional and directors’ fees	2,823	3,009	2,594
	Deemed issuance listing expenses	1,410	-	-
	Business development expenses	89	108	86
	Regulatory expenses	222	158	202
	Office maintenance, rent and other expenses	152	128	110
	Investor relations and business expenses	114	197	369

		6,371	4,526	3,844
d.	Other income, net:
	Loss from sale of property and equipment	-	17	-
	Gain on settlement of legal dispute	(464)	-	-
	Other income	(26)	-	-
	Gain on sale of patent license, net (net of Polyrizon Ltd. holdings sold) (See also Note 24g)	-	(1,287)	-
		(490)	(1,270)	-

e.	Finance income:
	Net change in fair value of financial liabilities designated at fair value through profit or loss	(1)	(191)	(2,205)
	Finance income due to cancellation of warrant liability	(1,568)	-	-
	Finance income due to revaluation of convertible debentures	(422)	-	-
	Interest from loans to related parties and deposits	(207)	(421)	-
	Exchange rate differences	(80)	-	(14)

		(2,278)	(612)	(2,219)
f.	Finance expenses:
	Impairment of loan (see note 8c)	5,973	-	-
	Issuance expenses	410	-	-
	Exchange rate differences	14	18	-
	Losses from remeasurement of investment in financial assets	1,791	305	1,046
	Finance expense in respect of leases	5	8	9
	Finance expenses from interest and commissions	6	22	-

		$8,199	$353	$1,055

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 22:-	LOSS PER SHARE

a.	Details of the number of shares and loss used in the computation of loss per share:

	Year ended December 31,
	2025		2024		2023
Amounts used in the computation of basic and diluted loss	Weighted number of shares	Loss	Weighted number of shares	Loss	Weighted number of shares	Loss
		USD		USD		USD
Continuing operations:

Basic loss per share	124,185	(12,179)	30,820	(6,284)	2,157	(5,122)

Effect of potential dilutive ordinary shares	-	-	-	-	-	-

Basic and diluted loss per share	124,185	(12,179)	30,820	(6,284)	2,157	(5,122)

b.	The computation of diluted loss per share did not include the following dilutive potential ordinary shares since their inclusion would decrease the loss per share (anti-dilutive effect):

1.	36 Share Options to employees, officers, directors and consultants;

2.	1,793 non-marketable warrants to investors; and

3.	57,534 RSUs granted to officers, directors and consultants.

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS

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

Segment performance (segment income (loss)) is evaluated based on operating income (loss) of each segment in the consolidated financial statements. The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis.

The review of the CODM is carried out according to the results of the segment’s performance. His review does not include certain expenses that are not related specifically to the activity of each of the segments. Those expenses are presented as reconciliation between segments operating results to total operating results in financial statements.

The Group’s CODM is the CEO of the Company.

	Year ended December 31, 2025
	Drug Development	Online Sales	Total
Revenues
External	$-	$856	$856
Total	-	856	856

Cost of revenues	-	225	225
Research and development expenses	2,097	-	2,097
Sales and marketing	-	912	912
Impairment of intangible assets	-	115	115
General and administrative expenses	6,279	92	6,371
Other income, net	(490)	-	(490)

Segment loss	7,886	488	8,374
Company’s share of losses of company accounted for at equity, net			500
Gain from sale of an associate			(2,231)
Finance expense, net			5,921

Loss			12,564

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS (CONT.)

	Year ended December 31, 2024
	Drug Development	Online Sales	Total
Revenues
External	$-	$1,306	$1,306
Total	-	1,306	1,306

Cost of revenues	-	800	800
Research and development expenses	1,707	-	1,707
Sales and marketing	-	1,515	1,515
Impairment of intangible assets	-	1,344	1,344
General and administrative expenses	4,436	90	4,526
Other income, net	(1,270)	-	(1,270)

Segment loss (gain)	4,873	2,443	7,316

Equity losses from the investment in MitoCareX			429
Finance expense (income), net			(259)
Tax income			(14)

Loss			7,472

	Year ended December 31, 2023
	Drug Development	Online Sales	Total
Revenues
External	$-	$2,879	$2,879
Total	-	2,879	2,879

Cost of revenues	-	683	683
Research and development expenses	1,641	-	1,641
Sales and marketing	-	2,484	2,484
Impairment of intangible assets	-	1,042	1,042
General and administrative expenses	3,718	126	3,844
Other income, net	-	-	-

Segment loss (gain)	5,359	1,456	6,815

Company’s share of losses of company accounted for at equity, net			210
Finance expense (income), net			(1,164)
Tax expense			22

Loss			5,883

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 23:-	OPERATING SEGMENTS (CONT.)

Drug Development Segment

For the year ended December 31, 2024, the Company recognized other income in the amount of $1,288 as a result of a sale of an intangible asset.

Online Sales Segment

For the years ended December 31, 2023, 2024 and 2025, the Brand recorded significant losses. As of December 31, 2025, the Company has determined there are signs of decline in the value of the Brand and recognized a loss as a result of impairment to its intangible asset of $115 (as of December 31, 2024 - $1,344, as of December 31, 2023 - $1,042).

	As of December 31, 2025
	Drug Development	Online Sales	Total

Segment assets	$6,224	$1,398	$7,622
Segment liabilities	$2,213	$262	$2,475

	As of December 31, 2024
	Drug Development	Online Sales	Total

Segment assets	$8,407	$1,764	$10,171
Segment liabilities	$1,194	$226	$1,420

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31, 2025		December 31, 2024
	Key management personnel	Other related parties	Key management personnel	Other related parties
AutoMax bridge loans (see note 8c)	$-	$-	$-	$4,224
Other current assets	$-	$15	$-	$15
Current liabilities (see note 24e)	$123	$381	$55	$245
Non-current liabilities	$-	$222	$-	$-

b.	Transactions with related parties (not including amounts described in Note 24c):

	Year ended December 31,
	2025	2024	2023
Research and development expenses	$216	$63	$40
Sale of non-controlling interest in subsidiary	$-	$-	$2,985

c.	Benefits to key management personnel (including directors):

	Year ended December 31,
	2025	2024	2023
Short-term benefits	$1,142	$765	$1,204

Management fees (see also note 24d)	$120	$120	$220

Cost of share-based payment	$302	$157	$84

d.	Pursuant to the purchase of the Wellution brand (refer to note 11), Nexera and SciSparc U.S. entered into a consulting agreement, pursuant to which Nexera provides management services to SciSparc US for the Wellution brand for a monthly fee of $20 and Nexera received a one-time signing bonus in the amount of $51. The consulting agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. On November 2023 the monthly fee was reduced to $10. For the years ended December 31, 2025 and 2024, the Company has recorded management services expenses in the amount of $120.

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 24:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

In addition, during 2023 the Company and Nexera engaged in a mutual share exchange in the amount of $288 of ordinary shares from each of the Company and Nexera. Accordingly, the Company acquired 35,345 ordinary shares of Nexera and Nexera acquired 660 ordinary shares of the Company having an aggregate value of $288 As of December 31, 2025, the listed share price of Nexera on Nasdaq was $0.822, and the Company has recorded a loss in its consolidated statements of comprehensive loss of $89 on its investment (and $17 for the year ended December 31, 2024).

Mr. Oz Adler, the Company’s Chief Executive Officer and Chief Financial Officer, is the chairman of the board of directors of Nexera.

e.	On March 7, 2022, the Company entered into the Cooperation Agreement with Clearmind, a company in which Dr. Adi Zuloff-Shani, the Company’s Chief Technologies Officer, Mr. Weiss, the Company’s President, and Mr. Adler, the Company’s Chief Executive Officer and Chief Financial Officer serve as officers and directors (the “Cooperation Agreement”). For the years ended December 31, 2025 and 2024, the Company recognized expenses in respect of the Cooperation Agreement in the amount of $216 and $63, respectively. As of December 31, 2025, amounts owed to Clearmind in respect of the Cooperation Agreement amount to $381.

On November 17, 2022, the Company invested $1.5 million in Clearmind in connection with its initial public offering on the Nasdaq Capital Market, in exchange for 192 common shares of Clearmind, representing 9.33% of the outstanding share capital of Clearmind (see also Note 8).

f.	Mr. Amitai Weiss, one of the Company’s directors, was formerly chairman of the board of directors of AutoMax (see Note 8b).

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

On April 1, 2025, the Company entered into a securities purchase agreement with Polyrizon, pursuant to which the Company participated in a private placement of Polyrizon and invested $100 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, the Company entered into an exchange agreement with Polyrizon, pursuant to which the Company exchanged existing ordinary share warrants of Polyrizon held the Company for Series A warrants to purchase ordinary shares of Polyrizon.

As of December 31, 2025, the Company holds 88 ordinary shares of the Licensee. The value of the ordinary shares on December 31, 2025, is $1.

Mr. Oz Adler, the Company’s Chief Executive Officer, is Chairman of the board of directors of Polyrizon.

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 25:-

SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

Transaction with NeuroThera Labs

On October 9, 2025, the Company entered into an asset and share purchase agreement (the “Miza Agreement”) with Miza III Ventures Inc. (TSXV: MIZA.P)(“Miza”), pursuant to which, on the terms and subject to the conditions of the Miza Agreement, the Company received a controlling interest in Miza, and transferred to Miza its clinical-stage pharmaceutical portfolio and equity stake of approximately 50.9% in SNI (the “Transaction”). In the financial statements of Miza, the Miza Agreement was accounted for as a reverse acquisition where SNI was identified as the accounting acquirer.

As of December 31, 2025, the Company held 75% of Miza issued and outstanding share capital.

The Transaction closed on October 22, 2025, and pursuant to the Miza Agreement, at the closing thereof (the “Closing”) the Company transferred to Miza 59 ordinary shares, or approximately 50.9% of the equity, of SNI, the intellectual property rights in SciSparc’s clinical-stage pharmaceutical portfolio, and the contracts, permits, pre-paid deposits, books and records, business and technical information, and all other rights, properties and assets necessary to the operation thereto, in consideration for 63,300,000 common shares of Miza, at a deemed price per share of CAD 0.25 (“Miza Common Shares”), 4,000,000 common share purchase warrants exercisable to acquire one Miza Common Share for each warrant at an exercise price of CAD 0.25 for a period of five years from the date of issuance thereof (the “Warrants”), 3,000,000 common shares to finders, with an aggregate fair value of $321 and up to 48,000,000 Miza Common Shares (the “Contingent Rights Shares”) contingent upon the achievement of certain pre-determined milestones (the “Milestones”), representing a post-closing equity interest in Miza of 75% (or up to approximately 84% in the event of the full achievement of the Milestones.

Pursuant to the Miza Agreement, upon the achievement of the Milestones, the Contingent Right Shares will be issued to the Company as follows: (i) 16,000,000 Miza Common Shares will be issued upon the completion of a transaction resulting in the listing of Miza’s securities on either the New York Stock Exchange or the Nasdaq Stock Market LLC (each, a “U.S. Exchange”), or another transaction resulting in the issuance of shares listed on a U.S. Exchange to shareholders of Miza in exchange for their Miza Common Shares (in each case, an “Uplisting Transaction”), if such Uplisting Transaction is completed within twenty-four months from the date of Closing (the “Closing Date”); (ii) 16,000,000 Miza Common Shares will be issued upon the successful raising by Miza, within forty-eight months of the Closing Date in equity and/or debt financing, of an aggregate of US$10 million or more; and (iii) 16,000,000 Miza Common Shares will be issued upon Miza completing a clinical trial within forty-eight months of the Closing Date.

Upon Closing, two parties have provided Miza non-convertible loans in the amount of $175 each which mature on November 22, 2026 and bear interest at the simple rate of 7% per annum.

The financial statements of Miza are consolidated in these financial statements from the Closing Date, and the Miza Agreement was accounted for as deemed issuance of shares by a subsidiary. Following the Closing, Miza changed its name to “NeuroThera Labs Inc.” and is expected to be active in both the pharmaceutical and supplemental sectors. In the financial statements of Miza, the Miza Agreement was accounted for as a reverse acquisition where SNI was identified as the accounting acquirer. Additionally, Miza did not meet the definition of a business in IFRS 3, “Business Combinations.” Accordingly, in the consolidated financial statements of the Company the agreement was accounted for as deemed issuance of 18,600,000 common shares by a subsidiary, representing the shares deemed to have been issued to the non-controlling interests by the subsidiary, and as an equity-settled share-based payment transaction by a subsidiary for the provision of a stock exchange listing and related services in accordance with IFRS 2, “Share-based Payment.”

The deemed issuance listing expense related to the Transaction has been recorded in profit or loss and measured as the excess of fair value of  the 18,600,000 common shares deemed issued by Neurothera Labs Inc. over the fair value of Neurothera’s identifiable net assets acquired. The fair value of such common shares was determined based on their quoted price as of the date of completion of the Transaction.

The 3,000,000 common shares issued by the subsidiary to finders were recorded as share-based compensation expense in accordance with IFRS 2, “Share-based Payment,” in an amount of $321, determined based on the quoted price of the common shares as of the date of completion of the Transaction.

For further information regarding the assets and liabilities received as consideration for deemed issuance of shares, see appendix (b) to the consolidated statements of cash flows.

In addition, on October 23, 2025, the Company loaned CAD 1 million (approximately US$716 thousand) in cash to Miza pursuant to an unsecured convertible note, which shall mature on the two-year anniversary of the date of the issuance thereof (the “Maturity Date”) and shall bear interest at the simple rate of 7% per annum. On the Maturity Date, the outstanding principal and accrued but unpaid interest under the convertible note shall be convertible into Miza Common Shares, at the sole election of the holder, at a price of CAD 0.25 per share and up to a maximum of 4,000,000 Miza Common Shares (the “Share Cap”), subject to customary anti-dilution adjustments. Upon conversion of the convertible note, for any principal amount or accrued interest not converted into shares due to being in excess of the Share Cap or rounding, Miza will pay the holder of the convertible note a cash amount of such outstanding balance.This convertible note is eliminated in consolidation.

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 26:-	EVENTS AFTER THE REPORTING DATE

The Company has evaluated subsequent events from December 31, 2025 through April 29, 2026, the date of approval of these consolidated financial statements by the board of directors.

a.

On January 26, 2026, the Company closed acquisition of the complete portfolio of patents, trademarks, know-how, brand names and related intellectual property rights, including unregistered intellectual property rights, owned by Xylo Technologies Ltd. (“Xylo”) for pre-funded warrants to purchase 113,043 ordinary shares, at an exercise price of $0.009 per share to Xylo.

b.

On January 13, 2026, the Company entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 766,170 ordinary shares, at a purchase price of $1.00 per share. The offering resulted in gross proceeds of approximately $766,170. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes, as may be determined by the Company’s board of directors.

c.

On February 12, 2026, the Company entered into a securities purchase agreement (the “SPA”) with an institutional investor (the “February 2026 Holder”). Pursuant to the SPA, the Company may issue and sell, from time to time, convertible promissory notes (the “February 2026 Notes”), in the aggregate principal amount of up to $10,000 (the “February 2026 Subscription Amount”). Upon the signing of the SPA, on February 12, 2026 (the “Initial Closing”), the Company issued to the February 2026 Holder a February 2026 Note in the principal amount of $2,000 for a purchase price of $1,800 (the “Initial Note”). Pursuant to a side letter entered into by the Company and the February 2026 Holder on February 12, 2026, the Company agreed that the February 2026 Holder deliver the purchase price for the Initial Note upon the filing of the Registration Statement (as described below) with the SEC. The Company intends to use the net proceeds from the sale of the February 2026 Notes and any additional net proceeds from the exercise of the Warrants (see below), to the extent exercised in cash, for working capital and general corporate purposes.

Subject to the conditions in the SPA, beginning on April, 1, 2026, the Company may request, at its sole discretion, that the Holder purchase additional February 2026 Notes, each in the principal amount of up to $1,800, with a purchase price payable in cash and equal to 90% of such principal amount, during each subsequent three-month period. Notwithstanding the foregoing, if at any time after the Initial Closing, the daily trading volume of the Company’s ordinary shares is at least 150% of the amount of ordinary shares then outstanding, then the Company may request, at its sole discretion, that the February 2026 Holder purchase additional February 2026 Notes for a purchase price payable in cash equal to 90% of the principal amount, provided that the aggregate principal amount of all notes purchased pursuant to the SPA shall not exceed the February 2026 Subscription Amount.

In addition, under the terms and conditions of the SPA, concurrently with the issuance of each note, the Company shall issue to the Holder, for no additional consideration, an accompanying warrant to purchase the ordinary shares, representing a warrant coverage of 100% of the maximum number of ordinary shares issuable upon conversion of each such February 2026 Note (calculated based on the lower of (i) the closing price of the ordinary share on the Nasdaq Capital Market on the last trading day immediately prior to the date of issuance of such February 2026 Note and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion).

Thus, at the Initial Closing, the Company issued to the February 2026 Holder a warrant to purchase up to 405,728 ordinary shares (the “Initial Warrant”). The Initial Warrant is exercisable upon issuance at an exercise price of $4.9293 and has a term of 3 years from the Issuance Date, or February 12, 2029.

d.	On February 5, 2026, the Company announced that it intends to effect the Fifth Reverse Share Split of the Company’s issued and outstanding ordinary shares, effective on March 4, 2026. Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented. The Fifth Reverse Share Split was approved by the Company’s shareholders at the Company’s annual general meeting of shareholders held on June 26, 2025, to be effected at the board of directors’ discretion within the approved parameters.

SCISPARC LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
USD in thousands (except share data)

NOTE 26:-	EVENTS AFTER THE REPORTING DATE (CONT.)

e.

On February 28, 2026, a joint military operation (the “Operation”) commenced by the United States and Israel involving attacks in Iran. In response, Iran launched ballistic missiles and unmanned aerial vehicles toward Israel and certain states in the Persian Gulf region. These events have resulted in civilian casualties and property damage in Israel. Additionally, Hezbollah, a terrorist organization in Lebanon, joined the attacks against Israel and Israel has started military operations in Lebanon.

Following the commencement of the Operation, Israel’s Home Front Command announced a “special home front situation” and updated safety guidelines that include, among other measures, restrictions on passenger flights, limitations on gatherings, broad reserve recruitment, and temporary closure of certain businesses, which has contributed to a partial reduction in economic activity.

Subject to the continuation and/or escalation of the Operation, and given its adverse impact on economic conditions in Israel, management expects the Operation to have a negative effect on the Company. Because this is an ongoing event and there is uncertainty regarding its duration, nature, and scope, management is unable to reasonably estimate the extent of the impact at this time.

f.

On March 10, 2026, the Company announced that NeuroThera, in which the Company holds a controlling interest of approximately 75%, has entered into a definitive share purchase agreement (the “CliniQ SPA”), between NeuroThera, CliniQuantum Ltd. (“CliniQ”) and certain selling shareholders to acquire approximately 54.01% of the issued and outstanding ordinary shares of CliniQ (the “CliniQ Shares”) on a fully diluted basis immediately prior to the closing of the transaction (the “CliniQ Transaction”). CliniQ is a quantum technology company holding patents from Ramot, which is Tel Aviv University’s tech transfer company, in the field of quantum simulation and quantum Monte Claro.

Under the CliniQ SPA, NeuroThera will acquire 56,375 CliniQ Shares (the “Purchased Shares”), representing approximately 54.01% of the issued and outstanding ordinary shares of CliniQ from certain shareholders of CliniQ (collectively, the “Selling Shareholders”).

In consideration for the Purchased Shares, NeuroThera will issue an aggregate of 56,600,000 common shares (the “Consideration Shares”) to the Selling Shareholders, representing an aggregate value of approximately $9,460 based on the volume weighted average trading price of the NeuroThera’s common shares on the TSXV for the 20 trading days immediately preceding the date of the determination.

In addition to the Consideration Shares, the Selling Shareholders may be entitled to receive earn-out payments of up to $2,500 in the aggregate (the “Earn-Out Payments”), payable in cash and/or common shares of NeuroThera at the sole discretion of NeuroThera, contingent upon the achievement of the certain milestones, including $500 for each of the first three patent applications filed by CliniQ with the United States Patent and Trademark Office or the European Patent Office, up to a maximum of $1,500 in the aggregate filed during the Earn-Out Period (as defined below); and an amount equal to 7.0% of any fundraising proceeds raised by NeuroThera, up to a maximum of $1,000 in the aggregate. The Earn-Out Payments, if any, are payable during the three-year period following the closing of the Transaction (the “Earn-Out Period”).

Closing of the Transaction is expected to occur within 30 days following the submission of the application for the Israeli tax ruling to the Israeli Tax Authority, subject to satisfaction or waiver of all closing conditions. The closing of the Transaction is anticipated to be on or about May 15, 2026, unless otherwise agreed by the parties in writing.