Form 20-F/A
period 2025-12-31
SciSparc Ltd.
filed 2026-08-19
CIK 1611746

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

Yes ☐ No ☒

EXPLANATORY NOTE

Due to an administrative error, we are filing this Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F (the “Original Filing”) for the sole purpose of amending Item 18 of the Original Filing to: (i) include the Report (the “Report”) of our Independent Registered Public Accounting Firm by Kost Forer Gabbay & Kasierer, a Member of EY Global (“EY”) dated as April 24, 2025 (except for Note 1(d), as to which the date is July 8, 2025); and (ii) add Note 1(d) to the audited consolidated financial statements. The Report of EY that was included in the Original Filing was not the most recent auditor’s report on the financial statements as of December 31, 2024, and for the two years ended on that date. The most recent auditor’s report included dual dating as a result of a one-for-twenty one reverse share split of the Company’s issued and outstanding ordinary shares, no par value per share, effected on July 3, 2025. For clarity, the audited consolidated financial statements as of and for the two fiscal years ended December 31, 2025 included in this Amendment No. 1 are otherwise unchanged, with the exception of the inclusion of Note 1(d), from the audited consolidated financial statements included in the Original Filing.

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

1

ITEM 19. EXHIBITS

		Incorporation by Reference
Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1	Amended and Restated Articles of Association of SciSparc Ltd.	6-K	001-38041	99.1	June 26, 2025
2.1#	Description of Securities
2.2	Form of Warrant to Purchase Ordinary Shares of SciSparc Ltd.	6-K	001-38041	4.2	February 12, 2026
2.3	Form of Pre-Funded Warrant	6-K	001-38041	4.1	January 26, 2026
4.1	Form of Indemnification Agreement	20-F	001-38041	4.12	May 1, 2017
4.2	Form of Exculpation Agreement	20-F	001-38041	4.5	March 30, 2021
4.3	Compensation Policy of SciSparc Ltd. for Executive Officers and Directors	6-K	001-38041	99.2	June 26, 2025
4.4	License Agreement dated July 29, 2018, by and between the Company and Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.	20-F	001-38041	4.2	May 15, 2019
4.5	Consulting Agreement, dated March 22, 2023, by and between Jeffs’ Brands Ltd and SciSparc Nutraceuticals Inc.	6-K	001-38041	10.3	April 4, 2023
4.6	Standby Equity Purchase Agreement dated January 21, 2024, between YA II PN Ltd. and SciSparc Ltd.	6-K	001-38041	10.1	January 25, 2024
4.7	First Amendment to the Standby Equity Purchase Agreement, dated as of February 26, 2024, between SciSparc Ltd. and YA II PN, Ltd	F-1	333-277394	10.22	February 27, 2024
4.8	Israeli Share Option Plan	F-1	333-214458	10.5	November 4, 2016
4.9	SciSparc Share Incentive Plan (2023)	F-1	333-277394	10.7	February 27, 2024
4.10	Share Transfer Agreement, by and among Capital Point Ltd., Therapix Biosciences, Ltd. and Evero Health Ltd., dated May 15, 2020	6-K	001-38041	99.1	May 19, 2020
4.12	Amendment to the Loan Agreement, dated June 9, 2024, by and between SciSparc Ltd. and Polyrizon Ltd.	F-1	333-277394	10.25	June 17, 2024
4.13	Exclusive Patent License Agreement, dated August 13, 2024, between SciSparc Ltd. and Polyrizon Ltd.	6-K	001-38041	10.1	August 19, 2024
4.14	Securities Purchase Agreement between SciSparc Ltd. and YA II PN, Ltd.	6-K	001-38041	10.2	February 27, 2025
4.15	Global Guaranty Agreement, dated February 25, 2025, by Brain Bright Ltd. and Evero Health Ltd. in favor of an investor.	6-K	001- 38041	10.3	February 27, 2025
4.16	Securities Purchase and Exchange Agreement, dated February 25, 2025, by and among N2OFF, Inc., MitoCareX Bio Ltd., SciSparc Ltd., Dr. Alon Silberman and Prof. Ciro Leonardo Pierri.	6-K	001- 38041	10.1	March 3, 2025
4.17	Framework Agreement, dated as of October 6, 2025, by and among SciSparc Ltd., SciSparc Merger Sub Ltd., and AutoMax Ltd.	6-K	001- 38041	99.1	October 6, 2025
4.18	Asset and Share Purchase Agreement, dated as of October 9, 2025, by and between SciSparc Ltd. and Miza III Ventures Inc.	6-K	001- 38041	10.1	October 15, 2025

2

4.19	Binding Term Sheet for the Sale of Patent Portfolio and Trademarks by and between SciSparc Ltd. and Xylo Technologies Ltd. (November 26, 2025)	6-K	001- 38041	10.1	November 26, 2025
4.20	Form of Securities Purchase Agreement, dated November 27, 2025, by and between the Company and the purchaser parties thereto	6-K	001- 38041	10.1	November 28, 2025
4.21	Securities Purchase Agreement, dated February 12, 2026, by and between SciSparc Ltd. and L.I.A. Pure Capital Ltd.	6-K	001-38041	10.1	February 12, 2026
4.22	Side Letter to Securities Purchase Agreement, dated February 12, 2026, by and between SciSparc Ltd. and L.I.A. Pure Capital Ltd.	6-K	001-38041	10.1	February17, 2026
4.23	Form of Convertible Promissory Note	6-K	001-38041	4.1	February 12, 2026
4.24	Asset Purchase Agreement, Dated January 8, 2026, by and between Xylo Technologies Ltd. and SciSparc Ltd.	6-K	001-38041	10.1	January 13, 2026
4.25#	Share Purchase Agreement, dated March 9, 2026, by and between Shareholders of CliniQuantum Ltd., CliniQuantum Ltd. and NeuroThera Labs Inc.
8.1	List of Subsidiaries	F-1	333-281821	21.1	December 23, 2025
11.1#	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.					*
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350.					**
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, independent registered accounting firm for the Registrant.					*
15.2*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network.					*
97.1	Clawback Policy	20-F	001-38041	97.1	April 1, 2024
101 INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101 DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith
**	Furnished herewith.
#	Previously Filed

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F filed on its behalf.

SCISPARC LTD.

By:	/s/ Oz Adler
Oz Adler
Chief Executive Officer

Date August 19, 2026

4

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

/s/ KOST FORER GABBAY & KASIERER	Tel Aviv, Israel
A Member of EY Global	April 24, 2025, (except for Note 1(d), as to which the date is July 8, 2025)

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

SCISPARC LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands (except share data)

NOTE 1:-	GENERAL (CONT.)

c.	Definitions and Meanings:

The Company	-	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.)

The Group	-	SciSparc Ltd. (formerly Therapix Biosciences Ltd.) and its Subsidiaries, as detailed in Note 1a.

SNI	-	SciSparc Neutraceuticals Inc.

Subsidiaries	-	Companies that are controlled by the Company, as defined in IFRS 10, “Consolidated Financial Statements”, and whose accounts are consolidated with those of the Company.

Associate	-	An entity over which the Company has significant influence, as defined in IAS 28, “Investment in Associates and Joint Ventures” and is not a Subsidiary.

Related Parties	-	As defined in IAS 24, “Related Party Disclosures”.

IAS	-	International Accounting Standards issued by the International Accounting Standards Board (“IASB”).

IFRS	-	International Financial Reporting Standards issued by the IASB.

d.	On July 3, 2025, the Company effected a twenty one-for-one reverse share split of its ordinary shares. All share and per share information has been retroactively adjusted to reflect the reverse share split for all periods presented.

NOTE 2:-	MATERIAL ACCOUNTING POLICIES

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